Form 20-F
period 2020-12-31
NeoGames S.A.
filed 2021-04-16
CIK 1821349

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIESEXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ___

       For the transition period from     __________  to _________

Commission file number: 001-39721

NEOGAMES S.A.
(Exact name of Registrant as specified in its charter)

Grand Duchy of Luxembourg
(Jurisdiction of incorporation or organization)

5, rue de Bonnevoie
L-1260 Luxembourg, Grand
Duchy of Luxembourg
(Address of principal executive offices)

Moti Malul
Chief Executive Officer
5, rue de Bonnevoie
L-1260 Luxembourg, Grand
Duchy of Luxembourg
Tel: +972-3-607-2571
Email: moti.malul@neogames.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, no par value	NGMS	The Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

24,983,855 Ordinary Shares, no par value per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes        ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes       ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes      ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes      ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐       Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes       ☒ No

i

DEFINITIONS

Unless where the context otherwise requires or otherwise indicated, terms “NeoGames” and the “Company” refer to NeoGames S.A. together with its consolidated subsidiaries, as a group, and the terms “we,” “us” and “our” refer to the Company, together with NeoPollard Interactive LLC (“NPI” or the “Joint Venture”), as a group.

References to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

References to “Nasdaq” are to the Nasdaq Global Market;

References to “Ordinary Shares” are to our Ordinary Shares, no par value per share;

References to the “SEC” are to the United States Securities and Exchange Commission;

References to the “Securities Act” are to the Securities Act of 1933, as amended;

References to “B2B” means business-to-business;

References to “B2C” means business-to-consumer;

References to “B2G” means business-to-government;

References to “Gross Gaming Revenue” or “GGR” means gross sales less winnings paid to players;

References to “iLottery Penetration” means, with respect to the gross sales generated by either a lottery or by all lotteries within a given market, the percentage of such gross sales that was generated by iLottery offerings;

References to “Net Gaming Revenue” or “NGR” means (i) in North America, gross sales less winnings paid to players and any promotion dollar incentives granted to players, and (ii) in Europe, gross sales less winnings paid to players, any gambling tax or duty paid on such sales and any promotion incentives granted to players; and

References to “dollar,” “USD” and “$” are to U.S. dollars, “NIS” or “shekels” are to New Israeli Shekels, “pound sterling,” “pence” or “£” are to the legal currency of the United Kingdom, “€” or “euro” are to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the treaty establishing the European Community, as amended, and “C$” is to Canadian dollars.

PRESENTATION OF FINANCIAL INFORMATION

We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of the Company’s financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We present our consolidated financial statements in U.S. dollars. NPI’s financial statements included in this Annual Report were prepared in accordance with U.S. GAAP. We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Throughout this Annual Report, we provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in Item 5. “Operating and Financial Review and Prospects - Key Performance Indicators.”

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information in this Annual Report concerning our industry, our markets and our competitive position, is based on information from our own internal estimates and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties such as the American Gaming Association, Eilers & Krejcik Gaming, GamblingCompliance, H2 Gambling Capital (“H2GC”) and La Fleur’s TLF Publications, in addition to reports from state lottery commissions.

Industry publications and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Annual Report. See “Cautionary Statement Regarding Forward-Looking Statements.”

USE OF TRADEMARKS

We have proprietary rights to trademarks used in this Annual Report which are important to our business, many of which are registered under applicable intellectual property laws.

Solely for convenience, the trademarks, service marks, logos and trade names referred to in this Annual Report are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This Annual Report contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this Annual Report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections titled Item 3.D. “Key Information-Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in Item 3.D. “Key Information-Risk Factors,” and the following:

•	we have a concentrated customer base, and our failure to retain our existing contracts with our customers could have a significant adverse effect on our business;

•
we do not have a formal joint venture agreement or any other operating or shareholders’ agreement with Pollard Banknote Limited (“Pollard”) with respect to NPI, our joint venture with Pollard, through which we conduct a substantial amount of our business;

•	a reduction in discretionary consumer spending could have an adverse impact on our business;

•	the growth of our business largely depends on our continued ability to procure new contracts;

•	we incur significant costs related to the procurement of new contracts, which we may be unable to recover in a timely manner, or at all;

•	intense competition exists in the iLottery industry, and we expect competition to continue to intensify;

•	our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions;

•	in addition to competition with other iLottery providers, we and our customers also compete with providers of other online offerings;

•	the gaming and lottery industries are heavily regulated, and changes to the regulatory framework in the jurisdictions in which we operate could harm our existing operations; and

•
while we have not experienced a material impact to date, the ongoing COVID-19 and similar health epidemics and contagious disease outbreaks could significantly disrupt our operations and adversely affect our business, results of operations, cash flows or financial condition.

Many important factors, in addition to the factors described above and in other sections of this Annual Report, could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. You should not put undue reliance on any forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors described in this annual report, including factors beyond our ability to control or predict. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Annual Report and the documents that we reference in this Annual Report and have filed as exhibits hereto completely and with the understanding that our actual future results or performance may be materially different from what we expect.

PART ONE

ITEM 1.            IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

 ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.            KEY INFORMATION

3.A.          Selected Financial Data

Not applicable.

3.B.          Capitalization and Indebtedness

Not applicable.

3.C.          Reasons For the Offer and Use of Proceeds

Not applicable.

3.D.          Risk Factors

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our Ordinary Shares could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

Risks Relating to Our Business and Industry

We have a concentrated customer base, and our failure to retain our existing contracts with our customers could have a significant adverse effect on our business.

Our financial condition is heavily dependent on our ability to maintain our existing turnkey contracts and our large games contracts. We cannot guarantee that our existing contracts will be renewed or that we will be able to win a procurement process for a new contract. As is typical with many government contracts, most of our customers can terminate our contracts for convenience. Loss of any of our customer contracts would result in a substantial decline in our revenues, which also could hinder our ability to pursue growth initiatives, both in the form of new or enhanced products and services and in expansion into new markets. The loss of any of our customers could damage our reputation, which could materially damage our financial condition.

We are dependent on Pollard with respect to our joint operation of the iLottery for the Michigan State Lottery.

We act as a subcontractor to Pollard with respect to its agreement to provide development, implementation, operational support and maintenance (including technology platforms, games and added value services) to the Michigan State Lottery (“MSL” and the “MSL Agreement”). The Michigan iLottery accounted for 54.5% of our revenues in the year ended December 31, 2020 and 40.2% of our revenues in the year ended December 31, 2019.

If Pollard breaches or does not perform its obligations under the MSL Agreement to the satisfaction of the MSL or if there is otherwise a dispute between Pollard and the MSL, the MSL could seek to terminate the MSL Agreement prior to its expiration or seek to amend the terms of the MSL Agreement in a manner that would negatively impact the financial and other benefits we derive indirectly from the MSL Agreement. In addition, such an amendment to the MSL Agreement could cause Pollard to seek to amend the terms of our agreement with Pollard with respect to the MSL (the “Michigan JV Agreement”) in a way that is less favorable to us. If the MSL terminates the MSL Agreement or if any disputes arise between Pollard and the MSL, our business, financial conditions and results of operations could be adversely affected as a result of our association with Pollard and the MSL.

We do not have a formal joint venture agreement or any other operating or shareholders’ agreement with Pollard with respect to NPI, through which we conduct a substantial amount of our business.

Following the MSL procurement process, the Company and Pollard established NPI to pursue other iLottery opportunities in the North American market. NPI has since been awarded iLottery contracts with the Virginia Lottery (the “VAL”) in August 2015, the New Hampshire Lottery Commission (the “NHL”) in September 2018 (as a subcontractor to Intralot, Inc. (“Intralot”)), the North Caroline Education Lottery (the “NCEL”) in October 2019 and the Alberta Gaming, Liquor and Cannabis Commission (the “AGLC”) in March 2020.

Although we and Pollard have certain rights and obligations prescribed by law as equity holders of NPI, there is no joint venture agreement, shareholders’ agreement or any other type of operating agreement between us and Pollard with respect to NPI, and we and Pollard operate NPI based on a term sheet that was executed in 2014 and expired in 2015. While to date the parties have been successfully operating NPI on the basis of non-contractual understandings, the absence of a written agreement with clearly defined rights, roles and responsibilities of each party may increase the likelihood of disputes between us and Pollard and could make the outcome of any potential dispute more uncertain. Furthermore, conducting a business through a jointly-owned entity such as NPI entails risks that are commonly associated with joint ventures, including the failure to maintain a good working relationship, differing economic and business interests and goals, and liability or reputational harm resulting from each other’s actions. Differences in views between us and Pollard, or a change in the ownership of Pollard, may also result in delayed decision-making or disputes at the shareholder and board level that could negatively impact the operations of NPI and its relationship with customers.

Upon the termination of the Michigan JV Agreement, neither we nor Pollard will be obligated to cooperate with each other in pursuing iLottery opportunities in North America, and both we and Pollard may choose to pursue future iLottery opportunities without each other. The termination of our business relationship with Pollard would pose several potential risks for us. In the event that our relationship with Pollard is terminated, there can be no assurance that any of NPI’s employees will remain with NPI. In addition, Pollard manages the procurement process, and our ability to pursue new contracts in North America may be hindered as a result of a need to build certain legal, administrative and customer relations capabilities and functions in our North American operations, which Pollard currently contributes to NPI and which we do not currently offer in North America. As such, if we pursue future opportunities alone, we cannot assure you that we will be able to secure additional contracts in North America. Further, if we decide to collaborate with new partners with whom we have no prior relationship or track record of successful cooperation, we may fail to achieve the same degree of success that we have achieved with Pollard. We may also be delayed in pursuing future opportunities if we are required to negotiate new agreements and business arrangements with these new partners, and the terms we negotiate with these new partners may be less favorable than those we currently have with Pollard.

A reduction in discretionary consumer spending could have an adverse impact on our business.

Lottery and gaming represent discretionary expenditures, which are subject to volatility during times of economic, social and political change. Changes in discretionary spending or player preferences are driven by changes outside of our control, such as, but not limited to, the following economic or socio-political factors:

•	recessions or other economic slowdowns;

•	perceptions by potential players of weak or weakening economic conditions;

•	tax increases, including on lottery winnings;

•	significant declines in stock markets;

•	decreased liquidity in certain financial markets;

•	general tightening of credit;

•	civil unrest, terrorist activities or other forms of socio-political turbulence; and

•	pandemics, epidemics and the spread of contagious diseases.

We generate the majority of our revenues from customer contracts based on a revenue sharing model, with our portion calculated as a percentage of GGR or NGR. Widespread reductions in disposable income could lead to a reduction in the number of lottery players and the amounts such players are willing and able to wager. Given the nature of our revenue sharing arrangements, fewer players and lower spending per player could have a significant adverse effect on our business.

Because our customers’ offerings are typically available only to players within their geographic borders, our revenue is highly concentrated in a limited number of locations. A significant portion of our revenue is generated from the Michigan iLottery, and any adverse impact resulting from any of the foregoing economic factors would be magnified to the extent that it disproportionately impacts players in Michigan or other jurisdictions from which we derive revenues.

As our revenue sharing arrangements result in an intertwined relationship between our and our customers’ financial condition, we also face significant risks during times of uncertain and unfavorable economic and socio-political conditions affecting our customers. Unfavorable economic and socio-political factors and conditions could result in budgetary and liquidity concerns for our customers, which may reduce the likelihood that we will be able to renew our existing contracts on substantially similar commercial terms or win new contracts with terms as favorable to us as the terms of our existing contracts.

The growth of our business largely depends on our continued ability to procure new contracts.

While much of our revenue growth over the past few years has come from increasing NGR generated by the Michigan iLottery, and we expect the Michigan iLottery to continue to account for a large portion of our revenues, the addition of new iLottery contracts has recently begun to contribute substantially to the growth of our business. In particular, NPI began recognizing revenues from new turnkey contracts supporting the NHL and the NCEL in 2018 and 2019, respectively, and these two contracts accounted collectively for 56.1% of NPI’s revenues for the year ended December 31, 2020.

We may not continue to procure new customer contracts at the same rate as in the past, or at all. There can be no assurance that additional U.S. states will seek to implement iLottery offerings or that U.S. states seeking to implement iLottery offerings will do so through a process in which NPI can compete to be the turnkey solution provider. In particular, certain of our competitors currently serve as central lottery system providers for certain U.S. states, and if these states decide to implement iLottery offerings, they may choose to do so by expanding their existing relationships with our competitors without launching a public procurement process or by including iLottery in a broader lottery system procurement process in which we may not be able to successfully compete.

Even if additional U.S. states seek to implement iLottery offerings through a public procurement process, there can be no assurance that NPI will procure any new contracts. Our failure to win new contracts could materially limit the growth of our business.

We incur significant costs related to the procurement of new contracts, which we may be unable to recover in a timely manner, or at all.

The tender process to obtain a new contract is highly competitive and typically requires a significant upfront capital investment. The efforts and resources required to participate and win a request for proposal, commence operations of an iLottery program and procure revenues from that program is relatively long and may take several months or years to complete. This investment, which includes our management’s time, may never be recovered in the event that we fail in our bid. A typical request for proposals or a tender requires us to spend substantial time and effort assisting potential customers in evaluating our products and services, including providing demonstrations and benchmarking against other available offerings by our competitors. This process can be costly and time consuming, and we often do not know if any given sales efforts will be successful until the latter stages of those efforts. After being awarded a contract, it can take years to set up the iLottery system and for the contract to become profitable. The long procurement cycle creates a significant time gap between the time we participate in a tender and dedicate the necessary resources, and the time we can recognize revenue or income from that program, if at all. This time gap creates pressure on our cash flow, as it requires significant funding up front, and in the interim period, and may not result in any income, or result in income that will only be achieved quarters after the resources have been dedicated. If we are unable to forecast market demand and conditions, we may not be able to expand our sales efforts at appropriate times and our revenues and related results of operations could be materially adversely affected.

Intense competition exists in the iLottery industry, and we expect competition to continue to intensify.

We face significant competition in the evolving iLottery industry. We compete in the iLottery market with respect to our offering of technology solutions, games and related operational services on the basis of the content, features, quality, functionality, accuracy, reliability, innovation and price of such offerings. If we do not consistently deliver innovative, high-quality and reliable products and services, our ability to remain viable within the iLottery industry may suffer, especially as the level of competition increases.

Some of our competitors and potential competitors have substantially greater financial and other resources (including human resources) or experience than we do. Some of our competitors also have existing relationships and insight as the legacy retail lottery provider of certain U.S. states and may realize synergies that we cannot. Competitors may devote more resources towards developing and testing products and services, undertake more extensive marketing campaigns, offer more favorable pricing terms, pursue aggressive growth initiatives or otherwise develop more commercially successful products or services. In addition, certain of our competitors may enter into contracts with less favorable terms to prevent us from procuring new contracts or renewing our existing contracts. Such potential competitive disadvantages may make it difficult for us to retain existing contracts or secure new contracts without being willing to accept significantly less favorable terms.

In addition to risks directly tied to our relative lack of resources, experience and longevity, we face risks that:

•	we may fail to anticipate and adapt to changes in customer expectations at the same rate as our competitors;

•
customers who currently utilize platforms offered by our competitors may be satisfied with such solutions or may determine that it is too costly and/or time consuming to adopt our platform and solutions. Lotteries may face significant switching costs if their platforms have been integrated with those of a competitor, potentially reducing the likelihood of us being the successful tenderer;

•	lotteries that we currently view as potential customers may decide to develop internally products and services which compete with our products and services; and

•	new competitors, including large global corporations or large software vendors operating in adjacent industries, may enter our market.

Moreover, current and future competitors may establish cooperative relationships among themselves or with others, including our current or future strategic partners. By doing so, these competitors may increase their ability to meet the needs of our existing and prospective customers and their players. These developments could make it more difficult for us to renew our existing contracts or win new contracts. If we are unable to compete effectively, successfully and at reasonable cost against our existing and future competitors, our results of operations, cash flows and financial condition could be adversely impacted.

Our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions.

The secure maintenance and transmission of player information is a critical element of our operations. Our information technology and other systems that maintain and transmit player information, or those of service providers, business partners or employee information may be compromised by a malicious third-party penetration of our network security, or that of a third-party service provider or business partner, or impacted by intentional or unintentional actions or inactions by our employees, or those of a third-party service provider or business partner. As a result, our players’ information may be lost, disclosed, accessed or taken without their consent. We have experienced in the past, and expect to continue to experience in the future, attempts to breach our systems and other similar incidents. To date these attempts have not had a material impact on our operations or financial results, but we cannot provide assurance that they will not have a material impact in the future.

We rely on encryption and authentication technology licensed from third parties in an effort to securely transmit confidential and sensitive information, including credit card numbers. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, websites are often attacked through compromised credentials, including those obtained through phishing and credential stuffing. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to breach our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our websites, networks and systems or that we or such third parties otherwise maintain, including payment card systems, which may subject us to fines or higher transaction fees or limit or terminate our access to certain payment methods. Threats to information security are constantly evolving, including in diversity and sophistication. We and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers.

In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by third parties. These risks may increase over time as the number of our employees and the complexity and number of technical systems and applications we use also increase. Breaches of our security measures or those of our third-party service providers or cybersecurity incidents could result in unauthorized access to our sites, networks and systems; unauthorized access to and misappropriation of player information, including players’ personally identifiable information, or other confidential or proprietary information of ourselves or third parties; viruses, worms, spyware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; litigation, regulatory action and other potential liabilities. In the past, we have experienced social engineering, phishing, malware and similar attacks and threats of denial-of-service attacks, none of which to date has been material to our business; however, such attacks could in the future have a material adverse effect on our operations. Pursuant to a software license agreement with Pollard in respect of the offering to the MSL (the “Pollard Software License Agreement”), our iLottery software is installed on Pollard’s servers, through which it is made available to the MSL. Pollard is responsible for the security measures on its servers, and the Pollard Software License Agreement contains no representations or undertakings with regard to such security measures. A breach of Pollard’s server security could expose our software to the risks noted above. If any of these breaches of security should occur, our reputation and brand could be damaged, customers may terminate their contracts with us, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. We cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

In addition, any party who is able to illicitly obtain a player’s password may be able access such player’s transaction data or personal data (including payment information), resulting in the perception that our systems are insecure. Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data protection, data security, network and information systems security and other laws, potentially trigger private rights of action under certain laws and cause significant legal and financial exposure, negative publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, reputation, financial condition, results of operations and prospects. We continue to devote significant resources to protect against security breaches and we may in the future need to address problems caused by breaches, including notifying affected players and responding to any resulting litigation, which in turn, would divert resources from the growth and expansion of our business.

We maintain liability insurance policies covering certain security and privacy damages. However, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.

In addition to competition with other iLottery providers, we and our customers also compete with providers of other online offerings.

In addition to competition from iLottery providers, we also face competition from providers of other online offerings, including iGaming, sports betting, mobile games and eSports. While we believe that our customers’ iLottery offerings target different players and provide a differentiated experience than these other online offerings, the introduction of such offerings may allow new competitors to establish a foothold in regions where we currently provide the iLottery offering. For example, on January 22, 2021, iGaming and online sports betting was launched in Michigan. The Michigan iLottery accounted for approximately 54.5% of our revenues in the year ended December 31, 2020 and approximately 40.2% of our revenues in the year ended December 31, 2019, and the introduction of other online gaming offerings, which is typically accompanied by significant marketing efforts to attract players, may adversely affect the revenue of the Michigan iLottery program, which would have an adverse effect on our results of operations.

We operate in an industry that is affected by technological improvements and evolving player preferences.

The iLottery industry continues to experience rapid development of technological advances and player preferences. In some instances, advancements in technology trigger a change in player preferences. For example, as digital graphics improve, players may demand games with higher definition and a superior user interface. Our success depends on our ability to accurately anticipate and quickly respond to evolving industry standards and player preferences. We cannot assure you that we will be able to respond to such changes with innovative, high-quality, reliable and popular products and services or make the required adjustments to our existing products and services on a timely basis. In addition, the introduction of new products or updated versions of existing products has inherent risks, including, but not limited to:

•	the timing with which we may realize the benefits of the commonly-required significant, upfront capital investments;

•	the accuracy of our estimates of player preferences, and the fit of the new products and features to such preferences;

•	the ability to adequately maintain our main technology systems, such as the NeoDraw platform;

•	the quality of our products and services, including the possibility of software defects, which could result in claims against us or the inability to sell our products and services;

•	the need to educate our sales, marketing and services personnel to work with the enhanced or new products and features, which may strain our resources and lengthen sales cycles;

•	market acceptance of new product releases; and

•	competitor product introductions or regulatory changes that render our products obsolete.

In light of the costs required to create and introduce new or enhanced products and services, if our new or enhanced products fail to achieve commercial success, we will struggle to remain commercially viable, especially in the face of heightened competition.

We have incurred operating losses in the past, may incur operating losses in the future and may never maintain sustainable profit margins.

We generated a net profit of $6.5 million in the year ended December 31, 2020. It was the first reporting period that the Company generated a net profit since incorporation. We expect to continue the development and expansion of our business, and we anticipate additional costs in connection with legal, accounting and other administrative expenses related to operating as a public company. While our revenue has grown in recent years, if our revenue declines or fails to grow at a rate sufficient to offset increases in our operating expenses, we may generate losses. We cannot ensure that we will successfully manage to sustain profitability in the future.

Certain of our directors and shareholders may experience a conflict of interest between their duties to us and to Aspire.

We were established as an independent company in 2014, following a spin-off from Aspire (as defined in Item 4.B. below). Prior to our spin-off from Aspire, our management team was responsible for the iLottery business of Aspire. Barak Matalon and Aharon Aran, members of our board of directors, are also members of Aspire’s board of directors. Further, Barak Matalon, Elyahu Azur, Pinhas Zahavi and Aharon Aran (collectively, the “Founding Shareholders”), who collectively own a majority of the shares of Aspire, may control the outcome of matters submitted to our shareholders for approval. Such directors and majority shareholders could experience a conflict of interest between their duties to us and Aspire in the future, which may have an adverse effect on our business and prospects.

For example, the Aspire Software License Agreement (as defined in Item 7.B. below) does not prevent NeoGames from using the Mixed-Use Software (as defined in Item 7.B. below) to design, develop and implement games content, so long as it is not sold through certain platform providers or white label companies which are competitors of Aspire, and provided that we do not design, develop and implement casino and slot content to games aggregators. See Item 7.B. “Related Party Transactions - Relationship with Aspire - Aspire Software License Agreement.” Accordingly, both we and Aspire could compete in future engagements for provision of games content or for a contract with a white label provider. Furthermore, the Aspire Software License Agreement does not prevent either NeoGames or Aspire from using the Mixed-Use Software for (i) B2B customers in the iGaming and sports betting business in the United States, (ii) B2G customers in the iLottery business anywhere outside the United States, and (iii) offering games content to customers worldwide except for B2G customers in the United States and for customers who are providers of iLottery content which are NeoGames competitors. Accordingly, both we and Aspire could compete for the same B2B iGaming and sports betting customers in the United States or B2G iLottery customers outside the United States. In the event that such circumstances arise, the shared directors or shareholders may decide to prevent NeoGames from pursuing such opportunities in favor of Aspire.

Our Founding Shareholders have significant influence over the nominations and elections of members of our board of directors.

Our Founding Shareholders have the exclusive right under our amended and restated articles of association (“articles of association”) to nominate up to 50% of our directors so long as they own in the aggregate at least 40.0% of our issued and outstanding share capital. In addition, the Founding Shareholders own, in the aggregate, approximately 51.1% of our issued and outstanding shares, and have entered into a voting agreement providing that the Founding Shareholders shall vote as one group with regard to any matter relating to the nomination, election, appointment or removal of directors. As a result, the Founding Shareholders control the outcomes of matters submitted to the shareholders for approval, including the nomination, election, appointment and removal of the members of our board of directors. The Founding Shareholders are entitled to vote their shares according to their own interests, and such interests may be different than the interests of our other shareholders and may delay, deter or prevent a change in control or other business combination that might otherwise be beneficial to our shareholders. See Item 7.B. “Related Party Transactions - Voting Agreement,” and Item 6.B. “Board Practices - Board Composition.”

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

We provide a sub-license to the NeoSphere platform to William Hill Organization Limited (“William Hill”) and certain software services to Aspire. The revenues received from William Hill and Aspire amounted to approximately 18.6% of our revenues in the year ended December 31, 2020 and approximately 29.5% of our revenues in the year ended December 31, 2019. We may have achieved more favorable terms if such transactions had not been entered into with related parties.

We have also entered into certain intellectual property licenses and cost-sharing arrangements with Aspire. Transactions with our significant shareholders or entities in which our significant shareholders hold ownership interests present potential for conflicts of interest, as the interests of these parties and their stockholders may not align with the interests of our shareholders.

Our existing and future contractual arrangements could restrict our ability to compete effectively, which may affect our ability to grow our business and enter into new markets.

From time to time, we enter into contractual agreements that contain restrictive covenants (such as non-compete, exclusivity and license agreements) that restrict us from entering into new markets to which we may desire to expand our businesses. Our contractual arrangements with Pollard, Aspire and William Hill contain certain provisions that may restrict our ability to grow our business, enter into new markets and compete effectively.

Pursuant to the Michigan JV Agreement, until its expiration, we are restricted from exploring any opportunities for further marketing, distribution and exploitation of our internet lottery, scratch cards, instant win games and slots and other online games to other national and state lotteries in the United States and Canada without Pollard. Both the Company and Pollard have the exclusive and pre-emptive right to exploit any and all such additional opportunities that may be conceived, and the participation of NPI in any such additional opportunity is subject to mutual approval of the Company and Pollard. Accordingly, as long as the Michigan JV Agreement remains in effect, the Company is unable to independently pursue any such opportunities, enter into agreements with additional lotteries in the United States and Canada or enter into new partnerships in the United States and Canada. This may negatively impact the future growth of our business or cause our business, financial conditions and results of operations to be harmed.

Additionally, pursuant to the Aspire Software License Agreement, Aspire granted NeoGames a license to use Mixed-Use Software for certain purposes. However, the Aspire Software License Agreement, restricts NeoGames from using the Mixed-Use Software to (i) design, develop or implement casino and slot games for games aggregators and (ii) design, develop and implement games content for customers who are platform providers or white-label companies which are competitors of Aspire. See Item 7.B. “Related Party Transactions - Relationship with Aspire - Aspire Software License Agreement.” While we have only focused on the iLottery business to date, these restrictions may limit our ability to enter into the market of casino, slot games and sports betting in the future and may affect our ability to expand our customer base.

Further, pursuant to a binding term sheet entered into in 2018 (the “WH Term Sheet”) with WHG (International) Ltd. (“WHG”), an affiliate of William Hill, we are prohibited from using the NeoSphere platform to compete with WHG in the B2C sports betting industry in the United States. While this has not impeded our ability to grow our business to date, it may limit our ability to expand into the B2C sports betting market in the future.

To the extent that such restrictive contractual provisions prevent us from taking advantage of business opportunities, our business, financial position and cash flows may be adversely affected.

While we have not experienced a material impact to date, the ongoing COVID-19 and similar health epidemics and contagious disease outbreaks could significantly disrupt our operations and adversely affect our business, results of operations, cash flows or financial condition.

In December 2019, a novel strain of coronavirus (“COVID-19”) was identified, and on March 11, 2020, the World Health Organization declared COVID-19 as a global pandemic. Numerous state and local jurisdictions have imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. In particular, the governments in jurisdictions where our employees are located have imposed limitations on gatherings, social distancing measures and restrictions on movement, only allowing essential businesses to remain open. Such restrictions have resulted in temporary store closures, work stoppages, slowdowns and delays, travel restrictions and cancellation of events, among other restrictions, any of which may negatively impact workforces, customers, consumer sentiment and economies in many markets and, along with decreased consumer spending, have led to an economic downturn throughout much of the world.

Our business is largely tied to the disposable income of lottery players. While we have not experienced a material impact to date, the global economic and financial uncertainty may result in significant declines to the number of players using our customers’ offerings and the amount of money that players are able and willing to wager. See “- A reduction in discretionary consumer spending could have an adverse impact on our business.”

In response to the COVID-19 pandemic, we have transitioned many of our employees to remote working arrangements and temporarily closed our offices in Israel, Ukraine and Michigan. While we have not experienced a material impact to date, it is possible that this could have a negative impact on the execution of our business plans and operations. If a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in player privacy, IT security and fraud concerns as well as increase our exposure to potential wage and hour issues.

The degree to which the COVID-19 pandemic affects our financial results and operations will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the governmental actions and regulations imposed to contain the virus or treat its impact, how quickly and to what extent pre-pandemic economic and operating conditions can resume and overall changes in players’ behavior.

Our limited operating history makes it difficult to evaluate our current business and future prospects.

The market for our offerings is relatively new and evolving, and we have a limited operating history under the majority of our customer agreements. As a result, our business and future prospects are difficult to evaluate and our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties.

We entered into our first customer agreement in 2014, and a majority of our customer agreements are in their initial terms. In 2018 and 2019, we began providing turnkey solutions to the NHL and NCEL, respectively and in December 2020, the MSL Agreement was extended for an additional period of four years through July 2026. Furthermore, during 2020 we have transitioned the VAL solution into a full iLottery program, launched a new turnkey solution with the province of Alberta in Canada and in February 2021 we have launched Instant games with the Austrian Lotteries (Österreichische Lotterien). Our limited operating history under certain of these arrangements makes it difficult to accurately assess our future prospects and increase the risk associated with your investment. Any future changes to our revenue model could materially and adversely affect our business.

Our historical revenue growth should not be considered indicative of our future performance. In future periods, our revenue growth could slow and our revenues could decline for a number of reasons, including declining player demand, increasing competition, decreasing growth of the iLottery market or our failure to continue entering into new arrangements. We will continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks, uncertainties or future revenue growth are incorrect, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business could suffer.

We are subject to substantial penalties for failure to perform.

Our lottery contracts in the United States and in other jurisdictions and other service contracts often require performance bonds or letters of credit to secure our performance under such contracts and require us to pay substantial monetary liquidated damages in the event of non-performance by us.

As of December 31, 2020, we had outstanding performance bonds and letters of credit in an aggregate amount of approximately $3.8 million. These instruments present a potential expense for us and divert financial resources from other uses. Claims on performance bonds, drawings on letters of credit, and payment of liquidated damages could individually or in the aggregate have a material adverse effect on our results of operations, business, financial condition or prospects.

We rely on information technology and other systems and platforms, and any failures, errors, defects or disruptions in our systems or platforms could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our business.

Our technology infrastructure is critical to the performance of our platform and offerings and to customer and player satisfaction. We devote significant resources to network and data security to protect our systems and data. However, our systems and the systems of any third-party service providers on which we rely may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We cannot assure you that the measures we take to prevent or hinder cyber-attacks and protect our systems, data and player information and to prevent outages, data or information loss, fraud and to prevent or detect security breaches, including a disaster recovery strategy for server and equipment failure and back-office systems and the use of third parties for certain cybersecurity services, will provide absolute security. We have experienced, and we may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. Such disruptions have not had a material impact on us; however, future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with our computer systems and technological infrastructure, or those of third parties, could result in a wide range of negative outcomes, each of which could materially adversely affect our business, financial condition, results of operations and prospects.

Additionally, our software may contain errors, bugs, flaws or corrupted data. If a particular product offering is unavailable when players attempt to access it or navigation through our platforms is slower than they expect, players may be less likely to return to our customers’ platforms as often, if at all. Furthermore, programming errors, defects and data corruption could disrupt our operations, adversely affect the experience of players, harm our reputation and cause players to stop utilizing our customers’ offerings.

Our current systems may be unable to support a significant increase in online traffic or increased player numbers, especially during peak times or events (such as for significant jackpot runs). If there is a system disruption, customers may be able to make a contractual claim for damages against us.

We may at any time be required to expend significant capital or other resources, including staff and management time, to reduce the risk of network or IT failure or disruption, including replacing or upgrading existing business continuity systems, procedures and security measures. If such protective measures are implemented unsuccessfully or inefficiently, the quality of our products and services may be materially and adversely affected.

We rely on third-party service providers for key functions in our operations.

We rely upon various third-party service providers to maintain continuous operation of our platform, servers, hosting services, payment processing and various other key functions of our business. Know-your-customer and geolocation programs and technologies supplied by third parties are an important aspect of certain of our products and services. These services are costly and their failure or inadequacy could materially affect our operations.

Additionally, we rely on third-party service providers for payment processing services, including the processing of credit and debit cards. Our business could be materially disrupted if these third-party service providers become unwilling or unable to provide these services to us.

Certain of these services discussed above are only provided by a limited number of third-party providers and in the event that any of these providers cease to provide us with their services (due to the termination of their agreement, a dispute between us and any such providers or for any other reason), we may struggle to locate a suitable replacement on commercially reasonable terms, if at all, which could lead to harmful disruptions to our operations.

If we fail to protect or enforce our intellectual property rights, our business could be materially affected.

We rely on a combination of trademark, copyright, trade secret, and domain-name-protection laws as well as contractual restrictions to protect our technology and intellectual property rights. While it is our policy to protect and defend our rights to our intellectual property, we cannot predict whether steps taken by us to protect our intellectual property will be adequate to prevent infringement, misappropriation, dilution or other violation of our intellectual property rights. Effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. Third parties may infringe our proprietary rights (knowingly or unknowingly) and challenge proprietary rights held by us, and any potential future trademark and patent applications may not be approved. In any of these cases, we may be required to expend significant time and expense to prevent infringement or to enforce our rights. We also cannot guarantee that others will not independently develop technology with the same or similar functions to any proprietary technology we rely on to conduct our business and differentiate ourselves from our competitors. Unauthorized parties may also attempt to copy or obtain and use our technology to develop offerings with the same functionality as our solutions, and policing unauthorized use of our technology and intellectual property rights is difficult and may not be effective. Any unauthorized use of our brand, technology or intellectual property could result in revenue loss as well as have an adverse impact on our reputation. We may be required to incur significant expenses in registering, monitoring and protecting our intellectual property rights. Any litigation could result in significant expense to us, including the diversion of management time and may not ultimately be resolved in our favor. Changes in the law or adverse court rulings may also negatively affect our ability to prevent others from using our technology.

We attempt to protect our intellectual property, technology and confidential information by requiring certain of our employees and consultants to enter into confidentiality and assignment of inventions agreements and certain third parties to enter into nondisclosure agreements. These agreements may not effectively grant all necessary rights to any inventions or works that may have been developed or created by the employees or consultants party thereto. In addition, these agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property, or technology.

We currently hold rights to the neogames.com internet domain name and various other related domain names. The regulation of domain names is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. In addition, third parties may already have registered, or may register in the future, domain names similar or identical to our registered and unregistered trademarks. As a result, we may not be able to acquire or maintain all domain names that use the name neogames or are otherwise important for our business.

We also have certain registered and unregistered trademarks that are important to our business, such as the NEOGAMES trademark. If we fail to adequately protect or enforce our rights under this trademark, we may lose the ability to use this trademark or to prevent others from using it, which could adversely harm our reputation, business, results of operations and financial condition.

Our software, games and marketing materials are protected in these works with copyright law, and some also benefit from trade secret protection. We have chosen not to register any copyrights under the Library of Congress. In order to bring a copyright infringement lawsuit in the United States, the copyright must be registered. Accordingly, the remedies and damages available to us for unauthorized use of our software, games and materials may be limited.

We rely on third-party intellectual property. We cannot guarantee that such intellectual property will continue to be available.

We rely on third-party technologies, trademarks and other intellectual property. There can be no assurance that these licenses, or support for such licensed products and technology, will continue to be available to us on commercially reasonable terms, if at all. In addition, the future success of our business may depend, in part, on our ability to obtain or expand licenses for lottery or gaming technologies we do not currently possess. In the event that we cannot retain, renew or expand existing licenses, we may be required to modify, limit or discontinue certain of our products or services, which could materially affect our business, financial condition and results of operations. In addition, the regulatory review process and licensing requirements of our government customers may preclude us from using technologies owned or developed by third parties if those parties are unwilling to subject themselves to regulatory review or do not meet regulatory requirements.

While we own most of the software in our platform, we license certain core legacy software from Aspire, as further described in Item 7.B. “Related Party Transactions.” The Aspire Software License Agreement does not prohibit Aspire from depositing the source code of the software licensed to us with an escrow agent. While Aspire has not yet done this, if Aspire were to do so and a release event were to occur, Aspire’s third-party designees would gain rights and access to source code that is material to our business which could materially and adversely affect our business, prospects, financial condition and results of operations. The Aspire Software License Agreement also allows both Aspire and the Company to develop modifications to the Mixed-Use Software, and any modifications developed by the Company or Aspire are owned by the developing party and licensed to the other party for certain purposes. This results in a risk to the confidentiality and exclusivity of any modifications and improvements we may create to such software.

As part of our effort to migrate off of using any Mixed-Use Software in our product and service offerings, we are currently adopting a “microservice” approach pursuant to which we have different software modules for each product and service. We may encounter technological challenges that render such transition impossible, or may determine that such transition is too costly or time intensive to complete. The result might be that we need to continue to rely on the Mixed-Use Software. Although our license from Aspire for the Mixed-Use Software is exclusive, perpetual and irrevocable, Aspire could argue that certain uses we are making of the Mixed-Use Software are outside of the scope of the license. In addition, if our license from Aspire were found to be invalid or not perpetual for any reason, this could materially and adversely affect our business, prospects, financial condition and results of operations.

The gaming industry is historically litigious with respect to intellectual property and there can be no assurance that our platforms will not infringe on the rights of others.

There is a risk that our operations, platforms and services may infringe, or be alleged to infringe, the intellectual property rights of third parties. We may incur substantial expenses in defending against third-party infringement claims, regardless of their merit. Additionally, due to diversion of management time, expenses required to defend against any claim and the potential liability associated with any lawsuit, any litigation could significantly harm our business, financial condition and results of operations. If we were found to have infringed the intellectual property rights of a third party, we could be liable for license fees, royalty payments, lost profits or other damages, and may be subject to injunctive relief to prevent us from using such intellectual property rights in the future. Such liability (if significant) or injunctive relief could materially and adversely affect our business, prospects, financial condition and results of operations.

We are exposed to costs associated with changes in levies and taxes.

We must comply with tax laws in the jurisdictions in which we operate. Tax rules or their interpretation may change in the markets in which we operate and in any markets we may enter in the future. Any changes to the corporate tax rate application in different jurisdictions, withholding taxes, transfer pricing rules, levels of value added tax, industry specific taxes and other levies, royalties and imposts could materially and adversely affect our financial position, performance and prospects. For example, there is a risk that we will not be able to pass on to our customers any additional gaming levies or taxes that apply to us. In addition, certain of our positions regarding the taxes that apply to us in the different jurisdictions in which we operate may not be accepted by the tax authorities in such jurisdictions, which could adversely affect our financial condition.

Our platform contains third-party open source software components, which may pose particular risks to our proprietary software, technologies, products and services in a manner that could negatively affect our business.

Our platform contains software modules licensed to us by third-party authors under “open source” licenses and we expect to use open source software in the future. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. To the extent that our platform depends upon the successful operation of open source software, any undetected errors or defects in this open source software could prevent the deployment or impair the functionality of our platform, delay new introduction of new solutions, result in a failure of our platform and injure our reputation. For example, undetected errors or defects in open source software could render it vulnerable to breaches or security attacks, and, subsequently, make our systems more vulnerable to data breaches. In addition, the public availability of such software may make it easier for others to compromise our platform.

Some open source licenses require that source code for modifications or derivative works we created based on such open source software be made publicly available as open source software. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar offerings with less investment of development effort and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to re-engineer some or all of our software.

Although we monitor our use of open source software to avoid subjecting our platform to conditions we do not intend, the terms of many open source licenses have not been interpreted by United States or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Moreover, we cannot assure you that our processes for controlling our use of open source software in our platform will be effective. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability, or be required to seek costly licenses from third parties, to continue providing our offerings on terms that are not economically feasible, to re-engineer our platform, to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition and results of operations.

We are highly dependent on our key personnel. If we are not successful in attracting, motivating and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

We rely on the expertise, industry experience, customer relationships and leadership of our senior management, and the departure, death or disability of any one of our executive officers or other extended or permanent loss of any of their services, or any negative market or industry perception with respect to any of them or their loss, could have a material adverse effect on our business.

We depend on our technical and operational employees for the design and development of our innovative products and services. The competition for these types of personnel is intense and we compete with other potential employers, including certain of our strategic partners, for the services of our employees. As a result, we may not succeed in retaining the key employees that we need in order to maintain and grow our business.

If we do not succeed in attracting, hiring, and integrating qualified personnel, or retaining and motivating existing personnel, we may be unable to grow effectively and our business could be adversely affected. We deploy our employees to certain of our customers’ worksites to assist in the development of their IT systems and platforms. The loss of employees who have been involved in the development of intellectual property and know-how and the development and maintenance of key strategic relationships with customers may result in the subsequent loss of key customers. If key employees were to leave, we may be unable to deliver our existing services or develop new products until such employees have been replaced. As our employees have very specific skillsets and are highly qualified, we may face difficulties in replacing them with new employees, and even if we succeed in recruiting new employees, we may incur substantial costs in the recruiting, training and integration of such new employees.

We may require additional capital to support our growth plans, and such capital may not be available on terms acceptable to us, if at all. This could hamper our growth and adversely affect our business.

Our business generally requires significant upfront capital expenditures for software customization and implementation and systems and equipment installation and configuration. In connection with a renewal of or bid for a lottery or gaming contract, a customer may seek to impose new service requirements, which may require additional capital expenditures in order to retain or win the contract, as applicable.

To the extent that we do not have sufficient liquidity levels to fund such capital expenditures, our ability to procure new contracts and renew existing contracts would depend on, among other things, our ability to obtain additional financing on commercially reasonable terms. Our ability to obtain additional capital, if and when required, will depend on, among other factors, our business plans, investor demand and the capital markets.

We have historically funded our operations with, among other things, borrowings under the WH Credit Facility (as defined in Item 7.B. “Related Party Transactions”). On October 20, 2020, we entered into a loan agreement with William Hill Finance Limited, an affiliate of William Hill, which sets out amended terms and an amended repayment schedule with respect to our outstanding loans under the WH Credit Facility and prohibits us from making any additional draws under the WH Credit Facility. See Item 7.B. “Related Party Transactions - Relationship with William Hill - WH Credit Facility.”

We completed our public listing on November 23, 2020 raising a total net amount of $43 million and our total cash balance as of December 31, 2020 was approximately $59.8 million.

Any financing through the sale of equity securities may dilute the value of our outstanding Ordinary Shares. Any debt financing may require us to comply with various financial covenants and may restrict our activities. We also can provide no assurance that the funds we raise will be sufficient to finance any future capital requirements. If we are unable to obtain additional capital when required on satisfactory terms, our ability to continue to grow our business could be adversely affected.

Our management team does not have experience managing a public company.

Most members of our management team do not have experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies listed in the United States. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, prospects, financial condition and results of operations.

We may become subject to litigation, from which we could incur significant monetary and reputational harm, irrespective of the merit of such claim or outcome of such litigation.

There is a risk that we may become subject to litigation and other claims and disputes in the ordinary course of business, including contractual disputes and indemnity claims, misleading and deceptive conduct claims, employment-related claims, and intellectual property disputes and claims, including those based on allegations of infringement, misappropriations or other violations of intellectual property rights. We may incur significant expense defending or settling such litigation.

Any litigation to which we are a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or in payments of substantial monetary damages or fines, the posting of bonds requiring significant collateral, letters of credit or similar instruments, or we may decide to settle lawsuits on similarly unfavorable terms. These proceedings could also result in reputational harm, criminal sanctions, consent decrees or orders preventing us from offering certain products or requiring a change in our business practices in costly ways or requiring development of non-infringing or otherwise altered products or technologies. Litigation and other claims and regulatory proceedings against us could result in unexpected disciplinary actions, expenses and liabilities, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our results of operations may be adversely affected by fluctuations in currency values.

The Company’s consolidated financial results are affected by foreign currency exchange rate fluctuations. Foreign currency exchange rate exposures arise from current transactions and anticipated transactions denominated in currencies other than U.S. dollars and from the translation of foreign currency denominated balance sheet accounts into U.S. dollar-denominated balance sheet accounts. The Company is exposed to currency exchange rate fluctuations because portions of its expenses are denominated in currencies other than the U.S. dollar.

Approximately 84.9% of the Company’s revenues in the year ended December 31, 2020 were denominated in U.S. dollars, 4.7% in euros and 10.4% in other currencies. However, 12.8% of the Company’s liabilities were denominated in New Israeli Shekels. For example, almost all of the Company’s current employees are domiciled in Israel and paid in New Israeli Shekels. In 2020, the U.S. dollar / New Israeli Shekel exchange rate decreased from NIS 3.456 per $1 on December 31, 2019, to NIS 3.215 per $1 on December 31, 2020. This decrease adversely affected our costs and liabilities that are denominated in Shekels compared to our dollar-denominated income. Any further devaluation of the U.S. dollar compared to the New Israeli Shekel may result in further increases in employee liabilities and other expenses, which may adversely affect the Company’s profit and financial performance. Exchange rate fluctuations have in the past adversely affected the Company’s operating results and cash flows and may adversely affect the Company’s results of operations and cash flows and the value of its assets outside the United States in the future. A devaluation of local currency in a jurisdiction in which the Company is paid in such currency may require the Company’s customers located in such jurisdiction to adjust the amounts paid in local currency for the Company’s products and services, which they may be unable or unwilling to make. We do not currently employ any foreign exchange hedging, although we may do so in the future.

Expansion into new markets may be important to the growth of our business in the future, and if we do not manage the business and economic risks of this expansion effectively, it could materially and adversely affect our business and results of operations.

We expect to continue to expand our operations to additional U.S. states and to expand our international operations. Any new markets or countries which we attempt to access may not be receptive. For example, we may not be able to expand further in some markets if we are not able to satisfy certain government requirements. In addition, our operations in new jurisdictions subject us to risks customarily associated with such operations, including the complexity of local laws, regulations and markets, the uncertainty of enforcement of remedies in foreign jurisdictions, the impact of local labor laws and disputes, the economic, tax and regulatory policies of local governments and the ability to attract and retain key personnel in new jurisdictions. Foreign jurisdictions could impose tariffs, quotas, trade barriers, and other similar restrictions on our international sales. In addition, our ability to expand successfully involves other risks, including difficulties in integrating operations, risks associated with entering jurisdictions in which we may have little experience and the day-to-day management of a growing and increasingly geographically diverse company.

Our investments in new jurisdictions often entail entering into joint ventures or other business relationships with locally-based entities, especially in jurisdictions in which governments prefer or are required to use locally-based entities. Our reliance on partnerships with locally-based entities can involve additional risks arising from our lack of sole decision-making authority, our reliance on a partner’s financial condition, inconsistency between our business interests or goals and those of our partners and disputes between us and our partners.

We may not realize the operating efficiencies, competitive advantages or financial results that we anticipate from our investments in new jurisdictions and our failure to effectively manage the risks associated with our operations in new jurisdictions could have a material adverse effect on our financial position, performance and prospects.

As a significant amount of our net profits and cash flows are generated outside Luxembourg, the repatriation of funds currently held in foreign jurisdictions may result in higher effective tax rates for us. In addition, there have been proposals, at international level, and in particular at the level of the OECD, to change tax laws that could significantly impact how multinational corporations, such as the Company, are taxed on foreign earnings. Although we cannot predict the certainty, timing, scope or terms of any such laws, if enacted, certain of the proposed changes, such as those seeking to limit the deferral of taxes, could have a material adverse impact on our tax expense and cash flow.

Our insurance may not provide adequate levels of coverage against claims.

We maintain insurance that we believe is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Moreover, any loss incurred could exceed policy limits and policy payments made to us may not be made on a timely basis. Such losses could adversely affect our business prospects, results of operations, cash flows and financial condition.

If we fail to detect fraud or theft, including by our employees and our customers and their players, our reputation may suffer which could harm our brand and negatively impact our business, financial condition and results of operations and subject us to investigations and litigation.

We may incur losses, whether directly or indirectly through our revenue share with our customers, from various types of financial fraud, including use of stolen or fraudulent credit card data, claims of unauthorized payments by our customers’ players and attempted payments by such players with insufficient funds. Bad actors use increasingly sophisticated methods to engage in illegal activities involving personal data, such as unauthorized use of another person’s identity, account information or payment information and unauthorized acquisition or use of credit or debit card details, bank account information and mobile phone numbers and accounts.

Acts of fraud may involve various tactics, including collusion. Successful exploitation of our systems could have negative effects on our product offerings, services and player experience and could harm our reputation. Failure to discover such acts or schemes in a timely manner could result in harm to our operations.

In addition, negative publicity related to such schemes could have an adverse effect on our reputation, potentially causing a material adverse effect on our business, financial condition, results of operations and prospects. In the event of the occurrence of any such issues with our existing platform or product offerings, substantial engineering and marketing resources and management attention, may be diverted from other projects to correct these issues, which may delay other projects and the achievement of our strategic objectives.

In addition, any misappropriation of, or access to, players’ or other proprietary information or other breach of our information security could result in legal claims or legal proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, including for failure to protect personal data or for misusing personal data, which could disrupt our operations, force us to modify our business practices, damage our reputation and expose us to claims from our customers, their players, regulators, employees and other persons, any of which could have an adverse effect on our business, financial condition, results of operations and prospects.

We cannot guarantee that any measures we have taken or may take in the future to detect and reduce the occurrence of fraudulent or other malicious activity on our platform will be effective or will scale efficiently with our business. Our failure to adequately detect or prevent fraudulent transactions could harm our reputation or brand, result in litigation or regulatory action and lead to expenses that could adversely affect our business, financial condition and results of operations.

Should we deem it necessary or appropriate to pursue acquisitions in the future, our lack of experience in effectuating acquisitions and/or our inability to successfully complete and integrate future acquisitions could limit our future growth or otherwise be disruptive to our ongoing business.

Since our inception, we have not performed any acquisitions in support of our strategic goals, and we therefore have no experience in integration of new acquisitions. If we do decide to pursue new acquisition as part of our growth strategy, there can be no assurance that acquisition opportunities will be available on acceptable terms or at all or that we will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. Our ability to succeed in implementing our strategy will depend to some degree upon the ability of our management to identify, complete and successfully integrate commercially viable acquisitions. Acquisition transactions may disrupt our ongoing business and distract management from other responsibilities. In connection with any such acquisitions, we could face significant challenges in managing and integrating our expanded or combined operations, including acquired assets, operations, and personnel.

We are subject to risks related to corporate social responsibility, responsible lottery and gaming, reputation and ethical conduct.

Many factors affect our reputation and the value of our brand, including the perception held by our customers, business partners, investors, other key stakeholders and the communities in which we operate, such as our social responsibility, corporate governance and responsible lottery practices. We have faced, and will likely continue to face, increased scrutiny related to social, governance and responsible lottery and gaming activities, and our reputation and the value of our brands can be materially adversely harmed if we fail to act responsibly in a number of areas, such as diversity and inclusion, workplace conduct, responsible gaming, human rights, philanthropy and support for local communities. Any harm to our reputation could impact employee engagement and retention and the willingness of customers and partners to do business with us, which could have a materially adverse effect on our business, results of operations and cash flows. We believe that our reputation is critical to our role as a leader in the iLottery and gaming industries and as a publicly traded company. Our management is heavily focused on the integrity of our directors, officers, senior management, employees, other personnel and third-party suppliers and partners. Illegal, unethical or fraudulent activities perpetrated by any of such individuals, suppliers or partners for personal gain could expose us to potential reputational damage and financial loss.

The illegal gaming market could negatively affect our business.

A significant threat to the lottery and gaming industry arises from illegal activities. Such illegal activities may drain significant betting volumes away from the regulated industry. In particular, illegal gaming could take away a portion of the present players that are the focus of our business. The loss of such players could have a material adverse effect on our results of operations, business, financial condition or prospects. Further, public trust is critical to the long-term success of regulated gaming, including lottery. Illegal gaming activities could impact the reputation of our customers, which would have an adverse impact on their revenues and our revenues.

Termination of our relationship with William Hill or failure to realize the anticipated benefits of such relationship could have an adverse effect on our business, prospects, financial condition and results of operations.

Pursuant to the WH Term Sheet, we granted WHG a sub-license to our NeoSphere platform to operate its U.S. iGaming business. In addition, we customize the NeoSphere platform to assist William Hill in meeting the regulatory requirements of the states in which it operates our systems. Upon a change of control of the Company, William Hill will have the right to purchase a perpetual sub-license to the NeoSphere platform and any software updates and development that we provided to WHG (the “IP Option”) for a price of £15 million. We have also agreed to provide WHG with the IP Option following the completion of a four year period from the date of the WH Term Sheet. For additional information on our relationship with William Hill, see Item 7.B. “Related Party Transactions - Relationship with William Hill.” Revenues received from William Hill in exchange for the sub-license to use the NeoSphere platform and the related services accounted for 13.6% of the Company’s revenues in the year ended December 31, 2020 and 17.0% of the Company’s revenues in the year ended December 31, 2019. In the event that WHG terminates the WH Term Sheet, we will cease to generate revenues from William Hill. Additionally, the termination of our strategic relationship with William Hill could be negatively perceived by the market and could harm our brand and reputation.

Risks Relating to Regulation of Our Business

The gaming and lottery industries are heavily regulated, and changes to the regulatory framework in the jurisdictions in which we operate could harm our existing operations.

We and our customers are subject to extensive laws and regulations, which vary across the jurisdictions in which we and they operate. The regulatory environment, including lottery and gaming laws, in any particular jurisdiction may change in the future, which may limit some or all of our or our customers’ existing operations in such jurisdiction. There can be no assurance that our and our customers’ existing operations, or the iLottery industry as a whole, in such jurisdictions will continue to be permitted. Further, even if we are still permitted to operate in a given jurisdiction, regulations may be imposed that make continued operations cost-prohibitive.

We may become subject to additional regulations in any new jurisdiction in which we decide to operate in the future. The complexity of the regulatory environment may create challenges for us with respect to our ability to comply with applicable regulations, renew contracts, pursue tender offers and otherwise develop our business.

We may not be able to capitalize on the expansion of internet use and other changes in the lottery industry as a consequence of lack of legislative approvals, changes in regulations or regulatory uncertainty. We aim to take advantage of the liberalization of internet and mobile gaming, both within the United States and internationally. These industries involve significant risks and uncertainty, including legal, business and financial risks. This dynamic environment can make it difficult to plan strategically and can provide opportunities for competitors to grow revenues at our expense. Our ability to successfully pursue interactive lottery and gaming strategies depends on the regulation of gambling through online channels. Regulations and laws relating to internet gaming are evolving and we cannot predict the timing, scope or terms of any such state, federal or foreign regulations, or the extent to which any such regulations will facilitate or hinder our interactive strategies. Any such changes to regulations or laws could have a material adverse effect on our business, results of operations, financial condition and prospects.

Changing enforcement of the Wire Act may negatively impact our and our customers’ operations, business, financial condition or prospects.

The Wire Act of 1961 (the “Wire Act”) provides that anyone engaged in the business of betting or wagering that knowingly uses a wire communication facility for the transmission in interstate or foreign commerce of bets or wagers or information assisting in the placing of bets or wagers on any sporting event or contest, or for the transmission of a wire communication which entitles the recipient to receive money or credit as a result of bets or wagers, or for information assisting in the placing of bets or wagers, will be fined or imprisoned, or both.

In 2011, the U.S. Department of Justice (the “DoJ”) issued an opinion (the “2011 Opinion”) to the effect that the conduct prohibited by the Wire Act was limited to sports gambling. In January 2019, the DoJ published an opinion (the “2019 Opinion”) reversing that position.

As a result of the 2019 Opinion, NPI, along with the NHL and Pollard, commenced litigation in federal district court in New Hampshire challenging the 2019 Opinion. In June 2019, the U.S. District Court for the District of New Hampshire ruled that the Wire Act is only applicable to sports betting and related activities (the “NH Decision”). The NH Decision also set aside the 2019 Opinion, leaving the 2011 Opinion as the DoJ’s only stated opinion on the subject. The DoJ appealed the NH Decision in October 2019, and a hearing on the appeal took place in June 2020. In January 2021, the federal Court of Appeals for the First Circuit denied the appeal by DoJ seeking to uphold the 2019 Opinion. By denying the appeal, the Court confirmed the previous 2011 Opinion, which concluded that the Act applies only to sports betting. The case may eventually reach the U.S. Supreme Court, however this will depend on the position of the new U.S. administration on the issue.

At this stage, it is not clear whether our U.S. state lottery customers will be impacted if the Wire Act is held to extend to state lotteries. A judgment broadly interpreting the Wire Act to prohibit activities in which we, NPI and our customers are engaged, followed by a decision of the DoJ to apply that judgment to U.S. state lotteries, could result in some or all U.S. states suspending or terminating their online lotteries, or deciding not to launch an iLottery, major restructuring of operations at our expense (including relocation of components of the electronic solution or servers), financial institutions withdrawing payment platforms and/or a loss of personnel unwilling to operate under a different regulatory regime. In addition, we could be subject to investigations, criminal and civil penalties, sanctions and/or other remedial measures. In addition, we may be required to substantially change the way in which we conduct our business. Any of these results could have a material adverse effect on our results of operations, business, financial condition, or prospects.

Failure to comply with regulations may result in the revocation or suspension of our or certain of our customers’ respective licenses to operate.

Our and our customers’ respective licenses to operate are subject to suspension or revocation by applicable regulatory authorities as a result of noncompliance with applicable regulatory requirements. In the event of our noncompliance, such authorities may pursue enforcement proceedings against us or certain of our customers. We can provide no assurance as to whether such proceedings would be likely to result in a favorable outcome. Further, such proceedings, irrespective of their outcome, may cause us or our customers to incur substantial costs, require operational changes and result in reputational damage, among other negative impacts, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may incur substantial costs in order to meet the varied and complex regulatory requirements to which we are subject in the different jurisdictions in which we operate.

The form and scope of regulatory requirements within the iLottery and iGaming industries vary by jurisdiction. This lack of uniformity can increase the costs and burden of compliance, as well as increase the difficulty associated with expansion into new jurisdictions.

Regulatory frameworks associated with the iLottery and iGaming industries exist across a wide spectrum, including within particular countries. We currently operate in eleven jurisdictions and plan to expand our operations into new jurisdictions. Expansion into new jurisdictions will subject us to a wider range of different, and potentially conflicting, regulatory requirements, which may cause it to incur increased costs and expend a greater degree of time in ensuring compliance. Our business and operations may be adversely affected by inaccurate predictions of the financial cost and administrative burden of compliance in connection with expansion into new jurisdictions. Further, the likelihood of noncompliance may be heightened in the event of expansion, which could result in payment of liquidated damages or termination of contracts in the event of material noncompliance.

Negative publicity concerning the gambling industry could result in increased regulations and reputational harm.

The industries in which we operate are at times subject to negative publicity with regard to harmful gambling behavior, such as addiction, gambling by minors, risks related to digital gambling and alleged association with money laundering. Publicity regarding problem gambling and other concerns with the lottery and other gambling industries, even if not directly connected to us, could adversely impact our business, results of operations, and financial condition. For example, if the perception develops that the gaming industry is failing to address such concerns adequately, the resulting political pressure may result in the industry becoming subject to increased regulation and restrictions on operations. Such an increase in regulation could adversely impact our results of operations, business, financial condition or prospects.

We are subject to laws and regulations related to data privacy, data protection and information security and consumer protection across different markets where we conduct our business, including in the United States and the European Union (“EU”), and we are also required to comply with certain industry standards including the Payment Card Industry Data Security Standard. Our actual or perceived failure to comply with such obligations could harm our business.

In the United States and other jurisdictions in which we operate, we are subject to various consumer protection laws and related regulations. If we are found to have breached any consumer protection laws or regulations in any such jurisdiction, we may be subject to enforcement actions that require us to change our business practices in a manner which may negatively impact our revenues, as well as expose us to litigation, fines, civil and/or criminal penalties and adverse publicity that could cause our customers to lose trust in us, negatively impacting our reputation and business in a manner that harms our financial position.

As part of our business and on behalf of our customers, we collect information about individuals, also referred to as personal data, and other potentially sensitive and/or regulated data. Laws and regulations in the United States and around the world restrict how personal data is collected, processed, stored, used and disclosed, as well as set standards for its security, implement notice requirements regarding privacy practices, and provide individuals with certain rights regarding the use, disclosure and sale of their protected personal data.

In the United States, both the federal and various state governments have adopted or are considering, laws, guidelines or rules for the collection, distribution, use and storage of information collected from or about consumers or their devices. For example, California enacted the California Consumer Privacy Act (the “CCPA”), which came into force in 2020. The CCPA creates individual privacy rights for California residents and increases the privacy and security obligations of businesses handling personal data. The CCPA is enforceable by the California Attorney General and there is also a private right of action relating to certain data security incidents.

Additionally, the California Privacy Rights Act (the “CPRA”) which was approved on November 3, 2020 imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data. Further, on March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act (“CDPA”), a comprehensive privacy statute that shares similarities with the CCPA, CPRA, and legislation proposed in other states. Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. If we become subject to laws, guidelines or rules such as the CCPA, CRPA or CDPA, we may be required to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation.

Several foreign jurisdictions, including the EU and the European Economic Area (“EEA”), have laws and regulations which are more restrictive in certain respects than those in the United States. For example, in the EU we are subject to the General Data Protection Regulation 2016/679 (the “GDPR”) in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual (personal data). The GDPR, and national implementing legislation in EEA Member States, impose a strict data protection compliance regime including: providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); granting new rights for data subjects in regard to their personal data (including the right to be “forgotten” and the right to data portability), as well as enhancing current rights (e.g., data subject access requests); requirements to have data processing agreements in place to govern the processing of personal data on behalf of other organizations; introducing the obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; maintaining a record of data processing; and complying with the principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit.

We are also subject to EU rules with respect to cross-border transfers of personal data out of the EEA. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States. Most recently, on July 16, 2020, the Court of Justice of the EU (the “CJEU”) invalidated the EU-US Privacy Shield Framework (the “Privacy Shield”) under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on these clauses alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis, taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. The CJEU went on to state that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer.

We have relied and currently rely on standard contractual clauses to transfer personal data outside the EU, including to the U.S. among other data transfer mechanisms pursuant to the GDPR, such as transfer to jurisdictions recognized by the European Commission as providing sufficient safeguards for the processing of personal data (adequacy decision).

We have previously relied on our relevant providers for the purposes of transferring personal data from the EU to the U.S. in compliance with the GDPR’s data export conditions.

These recent developments may require us to review and amend the legal mechanisms by which we make and/or receive personal data transfers to/in the U.S. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

We depend on a number of third parties in relation to the operation of our business, a number of which process personal data on our behalf. With each such provider we attempt to mitigate the associated risks of using third parties by performing security assessments and detailed due diligence, entering into contractual arrangements to ensure that providers only process personal data according to our instructions, and that they have sufficient technical and organizational security measures in place. Where we transfer personal data outside the EU or the United Kingdom to such third parties, we do so in compliance with the relevant data export requirements, as described above. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third-party processors could have a material adverse effect on our business and result in the fines and penalties outlined below.

We also act as a data processor on behalf of our customers and have data protection obligations to our customers, including in relation to notifying customers if we suffer a personal data breach, assisting customers with data subject rights requests in relation to the personal data we process, requirements for the use of sub-processors and restrictions on transferring personal data outside of the EU.

We are subject to the supervision of local data protection authorities in those EU jurisdictions where we are established or otherwise subject to the GDPR. Fines for certain breaches of the GDPR are significant, such as an amount equal to the greater of €20 million or 4% of total global annual turnover. In addition to the foregoing, a breach of the GDPR could result in regulatory investigations, reputational damage, orders to cease/ change our processing of our data, enforcement notices, and/or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.

We are also subject to evolving EU privacy laws on cookies and e-marketing. In the EU, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive will be replaced by an EU regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance. In the EU, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, a recent European court decision and regulators’ recent guidance are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target individuals, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand users.

Restrictions on the collection, use, sharing or disclosure of personal data or additional requirements and liability for security and data integrity could require us to modify our solutions and features, possibly in a material manner, could limit our ability to develop new products and features and could subject us to increased compliance obligations and regulatory scrutiny.

These laws and regulations constantly evolve and remain subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain. New privacy laws add additional complexity, requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, and could impact trading strategies and availability of previously useful data. Such new laws may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, and could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, including the Payment Card Industry Data Security Standard (the “PCI DSS”), a security standard applicable to companies that collect, store or transmit certain data regarding credit and debit cards, holders and transactions. Any failure to comply with the PCI DSS may violate payment card association operating rules, federal and state laws and regulations, and the terms of our contracts with payment processors and merchant banks. Such failure to comply may result in the loss of our ability to accept credit and debit card payments, subject us to fines, penalties and damages. In addition, there is no guarantee that PCI DSS compliance will prevent illegal or improper use of our payment systems or the theft, loss or misuse of data pertaining to credit and debit cards, credit and debit card holders, and credit and debit card transactions.

We are subject to anti-money laundering laws and regulations in the United States and other jurisdictions in which we operate.

We are subject to reporting, recordkeeping and anti-money laundering provisions in the United States, and are subject to similar requirements in other jurisdictions in which we operate. Recently, there has been increased regulatory scrutiny by the United States and other regulators and law enforcement agencies on companies in the gaming industry and compliance with anti-money laundering laws and regulations. Anti-money laundering laws and regulations are evolving quickly and could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Any determination that we have violated such laws or regulations, or any accusations of money laundering or regulatory investigations into possible money laundering activities, could have an adverse effect on our business, financial condition and results of operations and cash flows, and changes in these laws or regulations could result in increased operating costs.

We are subject to global anti-corruption laws, including the U.S. Foreign Corrupt Practices Act.

We are subject to anti-corruption, anti-bribery and similar laws and regulations in the various jurisdictions in which we operate, including the U.S. Foreign Corrupt Practices Act (the “FCPA”). The FCPA prohibits us and our officers, directors, employees, agents and business partners acting on our behalf, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or otherwise securing an improper advantage to obtain or retain business. The FCPA further requires companies listed on U.S. stock exchanges to make and keep books and records that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. We conduct business directly and indirectly (through third-party vendors) with U.S. and non-U.S. governments. We are also subject to governmental oversight around the world, which may bring our officers, directors, employees and business partners acting on our behalf, including agents, into contact with government officials, all of which creates compliance risks.

We will implement and maintain policies and procedures designed to comply with applicable anti-corruption laws and regulations. However, we cannot provide assurance that our internal controls and compliance systems will always protect us from liability for acts committed by employees, agents or business partners of ours that would violate U.S. and/or non-U.S. laws, including the laws governing payments to government officials, bribery, fraud, kickbacks and other related laws. Any such improper actions or allegations of such acts could subject us to civil or criminal fines and penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as related stockholder lawsuits and other remedial measures, all of which could adversely affect our reputation, business, financial condition and results of operations. Investigations of alleged violations can also be disruptive and cause us to incur significant legal and investigatory fees.

Conditions in the jurisdictions where we operate could materially and adversely affect our business.

Our offices are located in Tel Aviv, Israel, and a number of our officers and directors are living in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel could adversely affect our operations and results of operations.

In addition, one of our offices is located in Kyiv, Ukraine, where a large part of our development team is located. The political and civil situation in Ukraine cannot be accurately predicted since the removal of President Yanukovych from power by the Ukrainian parliament in February 2014, which was followed by reports of Russian military activity in the Crimean region, and the election of Volodymyr Zelensky in May 2019. Ukraine’s political activities remain fluid and beyond our control. While we continue to monitor the situation in Ukraine closely, any prolonged or expanded unrest, military activities, or sanctions, should they be implemented, could have a material adverse effect on our operations.

Risks Relating to the Ownership of Our Ordinary Shares

The trading price of our Ordinary Shares is likely to be volatile, and you may lose all or part of your investment.

 The following factors, in addition to other risks described in this Annual Report, may have a significant effect on the market price of our Ordinary Shares:

•	variations in our operating results;

•	actual or anticipated changes in the estimates of our operating results;

•	changes in stock market analyst recommendations regarding our Ordinary Shares, other comparable companies or our industry generally;

•	macro-economic conditions in the countries in which we do business;

•	currency exchange fluctuations and the denominations in which we conduct business and hold our cash reserves;

•	market conditions in our industry;

•	actual or expected changes in our growth rates or our competitors’ growth rates;

•	changes in regulation applicable to our industry;

•	changes in the market valuation of similar companies;

•	the trading volume of our shares on Nasdaq;

•	sales of our Ordinary Shares by our Founding Shareholders and William Hill;

•	sales of our Ordinary Shares by us or our shareholders; and

•	the adoption or modification of regulations, policies, procedures or programs applicable to our business.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our Ordinary Shares could decline for reasons unrelated to our business, financial condition or operating results. The trading price of our Ordinary Shares might also decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. Each of these factors, among others, could harm the value of your investment in our Ordinary Shares. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially adversely affect our business, operating results and financial condition.

If a U.S. person is treated as owning at least 10% of our Ordinary Shares, such holder may be subject to adverse United States federal income tax consequences.

If a U.S. person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our Ordinary Shares, such person may be treated as a “U.S. shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries will be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A U.S. shareholder of a controlled foreign corporation may be required to report annually and include in its United States taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a U.S. shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a U.S. shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s United States federal income tax return for the year for which reporting was due from starting. We cannot provide any assurance that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a U.S. shareholder with respect to any such controlled foreign corporation or furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A U.S. investor should consult its advisers regarding the potential application of these rules to an investment in our Ordinary Shares.

Ownership in our Ordinary Shares is restricted by gambling laws, and persons found “unsuitable” may be required to dispose of their shares.

Gambling authorities or lottery authorities, as applicable, have the right to investigate any individual or entity having a relationship to, or involvement with, us or any of our subsidiaries or joint ventures, to determine whether such individual or entity is suitable as a business associate of ours. Many jurisdictions also require any person who acquires beneficial ownership of more than a certain percentage of voting securities of a gambling company to report the acquisition to the local regulatory authorities, and those authorities may require such holders to apply for qualification or a finding of suitability, subject to limited exceptions for “institutional investors” that hold a company’s voting securities for investment purposes only.

Gambling and/or lottery authorities have very broad discretion in determining whether an applicant should be deemed suitable. Subject to certain administrative proceeding requirements, these regulators have the authority to deny any application or limit, condition, restrict, revoke or suspend any license, registration, finding of suitability or approval, or fine any person licensed, registered or found suitable or approved, for any cause deemed reasonable by those authorities.

Any person found unsuitable by a competent authority may be precluded from holding direct, indirect, beneficial or record ownership of any voting security, nonvoting security or debt security of any public corporation which is registered with the relevant gambling or lottery authority beyond the time prescribed by such authority.

Our failure, or the failure of any of our major shareholders, directors, officers, key employees, products or technology, to obtain or retain a required license or approval in one jurisdiction could negatively impact our ability (or the ability of any of our major shareholders, directors, officers, key employees, products or technology) to obtain or retain required licenses and approvals in other jurisdictions.

In light of these regulations and the potential impact on our business, our articles of association allow for the restriction of stock ownership by persons or entities who fail to comply with informational or other regulatory requirements under applicable gambling laws, who are found unsuitable to hold our shares by competent authorities, whose stock ownership adversely affects our ability to obtain, maintain, renew or qualify for a license, contract, franchise or other regulatory approval from a gambling or lottery authority or a purported transferee of a stockholder who acquires shares made invalid pursuant to our articles of association. The licensing procedures and background investigations of the authorities that regulate our businesses and the restriction in our articles of association may inhibit potential investors from becoming significant stockholders or inhibit existing stockholders from retaining or increasing their ownership.

We do not anticipate paying dividends in the foreseeable future.

We do not anticipate paying any cash dividends on our Ordinary Shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be made at the discretion of our board of directors, subject to compliance with applicable laws and covenants under any future credit facility, which may restrict or limit our ability to pay dividends. The amount of any future dividend payments we may make will depend on, among other factors, our strategy, future earnings, financial condition, cash flow, working capital requirements, capital expenditures and applicable provisions of our articles of association. Unless and until we declare and pay dividends, any return on your investment will only occur if the value of our Ordinary Shares appreciates.

Additionally, under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. The allocation to the legal reserve becomes compulsory again when the legal reserve no longer represents 10% of our issued share capital. Our legal reserve is not available for distribution.

Future sales or the perception of future sales of our Ordinary Shares could adversely affect the price of our Ordinary Shares.

As of December 31, 2020, there were 24,983,855 Ordinary Shares outstanding. We, all of our directors and executive officers, and the holders of substantially all of our outstanding Ordinary Shares (including the Founding Shareholders and William Hill) have entered into lock-up agreements pursuant to which we and they are subject to certain restrictions with respect to the sale or other disposition of our Ordinary Shares until the date that is 180 days following the date of our initial public offering on Form F-1. Stifel, Nicolaus & Company, Incorporated, who acted as the representative of the underwriters in our initial public offering on Form F-1, may at any time and without notice, may release all or any portion of the Ordinary Shares subject to the foregoing lock-up agreements.

If the restrictions under the lock-up agreements are waived, then the Ordinary Shares, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Ordinary Shares to decline and impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Sales of a substantial number of shares upon expiration of the lock-up agreements or the perception that such sales may occur may also cause the market price of our Ordinary Shares to fall or make it more difficult for you to sell your Ordinary Shares at a time and price that you deem appropriate.

The coverage of our business or our Ordinary Shares by securities or industry analysts or the absence thereof could adversely affect the trading price and trading volume of our Ordinary Shares.

Our Ordinary Shares are listed on Nasdaq. However, we cannot assure you that an active trading market for our Ordinary Shares will develop on that exchange or elsewhere or, if developed, that any such market will be sustained. The trading market for our securities is influenced in part by the research and other reports that industry or securities analysts publish about us or our business or industry from time to time. We do not control these analysts or the content and opinions included in their reports. We may be slow to attract equity research coverage, and the analysts who publish information about our securities will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. If no or few analysts commence equity research coverage of us, the trading price and volume of our securities would likely be negatively impacted. If analysts do cover us and one or more of them downgrade our securities, or if they issue other unfavorable commentary about us or our industry or inaccurate research, our stock price would likely decline. Furthermore, if one or more of these analysts cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets. Any of the foregoing would likely cause our stock price and trading volume to decline. Accordingly, we cannot assure you of the likelihood that an active trading market will develop or be maintained, the liquidity of any trading market, your ability to sell your Ordinary Shares when desired or the price that you may be able to obtain in any such sale.

We are an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors because we may rely on these reduced disclosure requirements.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act.

For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act (“Section 404”). As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years following the completion of our initial public offering on Form F-1, although circumstances could cause us to lose that status earlier, including if our total annual revenues exceed $1.07 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if we become a “large accelerated filer” under U.S. securities laws. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F as promptly as U.S. domestic issuers. In addition, we are permitted to disclose limited compensation information for our executive officers on an individual basis. Further, we are not required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. These exemptions and leniencies reduce the frequency and scope of information and protections afforded to shareholders of a company that is not a foreign private issuer.

Additionally, as a foreign private issuer whose shares are listed on Nasdaq, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. This will be the case even if we cease to be a “controlled company” within the meaning of the Nasdaq listing standards. Subject to the controlled company exemption, we may in the future elect to follow home country practices with regard to various corporate governance requirements for which exemptions are available to foreign private issuers, including certain requirements prescribed by Nasdaq with regard to, among other things, the composition of our board of directors and shareholder approval procedures for certain dilutive events and for the adoption of, and material changes to, equity incentive plans. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements. See Item 16G. “Corporate Governance.”

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2021. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

We are a “controlled company” under Nasdaq rules, and we are able to rely on exemptions from certain corporate governance requirements that provide protection to shareholders of companies that are not controlled companies.

The Founding Shareholders hold approximately 51.1% of our issued Ordinary Shares. Accordingly, we are a “controlled company” under Nasdaq rules. As a controlled company, we are exempt from Nasdaq rules with respect to certain corporate governance requirements, such as the requirement that we have a majority of independent directors and we utilize this exemption. While we do not currently take advantage of other exemptions, if we elect to take advantage of any other exemptions in the future, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all Nasdaq rules.

Our articles of association designate the federal district courts of the United States as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders.

Our articles of association provide that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts shall be the sole and exclusive forum for any claim asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may increase the costs associated with such lawsuits, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our articles of association inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to the choice of forum provisions of our articles of association described above. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

We may be classified as a passive foreign investment company, as well as a controlled foreign corporation, which could result in adverse United States federal income tax consequences to United States Holders (as defined below) of our Ordinary Shares.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code (as defined below)), or (ii) 50% or more of the value of our gross assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on our market capitalization and the composition of our income, assets and operations, we believe we were not a PFIC for the year ending December 31, 2020 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the trading price of our Ordinary Shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or in the future. United States Holders should consult their tax advisers regarding the application of these rules. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our Ordinary Shares. See Item 10.E. “Taxation - Material United States Federal Income Tax Considerations for United States Holders - Passive Foreign Investment Company.”

We continue to incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, Nasdaq rules and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations continue to increase our legal and financial compliance costs and continue to make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our board of directors.

We continue to evaluate these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which requires management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. Though we are required to disclose material changes in internal control over financial reporting on an annual basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Additionally, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We currently have limited accounting personnel and we have begun the process of evaluating the adequacy of our accounting personnel staffing level and other matters related to our internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our Ordinary Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Risks Relating to Our Incorporation in Luxembourg

The rights of our shareholders may differ from the rights they would have as shareholders of a United States corporation, which could adversely impact trading in our Ordinary Shares and our ability to conduct equity financings.

The Company’s corporate affairs are governed by the Company’s articles of association and the laws of Luxembourg, including the Luxembourg Company Law (loi du 10 août 1915 concernant les sociétés commerciales, telle qu’elle a été modifiée). The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. For example, under Delaware law, the board of directors of a Delaware corporation bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and its shareholders. Luxembourg law imposes a duty on directors of a Luxembourg company to: (i) act in good faith with a view to the best interests of a company; and (ii) exercise the care, diligence, and skill that a reasonably prudent person would exercise in a similar position and under comparable circumstances. Additionally, under Delaware law, a shareholder may bring a derivative action on behalf of a company to enforce a company’s rights. Under Luxembourg law, the board of directors has sole authority to decide whether to initiate legal action to enforce a company’s rights (other than, in certain circumstances, an action against members of our board of directors, which may be initiated by the general meeting of the shareholders, or, subject to certain conditions, by minority shareholders holding together at least 10% of the voting rights in the company). Further, under Luxembourg law, there may be less publicly available information about us than is regularly published by or about U.S. issuers. In addition, Luxembourg laws governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg laws and regulations in respect of corporate governance matters might not be as protective of minority shareholders as are state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors, officers or principal shareholders than they would as shareholders of a corporation incorporated in the United States. As a result of these differences, our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. issuer.

The Company is organized under the laws of Luxembourg and a substantial amount of its assets are not located in the United States. It may be difficult for you to obtain or enforce judgments or bring original actions against us or the members of our board of directors in the United States.

The Company is organized under the laws of the Grand Duchy of Luxembourg. Most of the members of our board of directors, our senior management and the experts named in this Annual Report reside outside the United States and a substantial portion of their assets are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or upon us or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against us in the United States. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Luxembourg and penalty clauses and similar clauses on damages or liquidated damages are allowed to the extent that they provide for a reasonable level of damages and the courts of Luxembourg have the right to reduce or increase the amount thereof if it is unreasonably high or low.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in Luxembourg, subject to compliance with the enforcement procedures (exequatur). The enforceability in Luxembourg courts of judgments rendered by U.S. courts will be subject, prior to any enforcement in Luxembourg, to the procedure and the conditions set forth in the Luxembourg procedural code, which conditions may include that:

•	the judgment of the U.S. court is final and enforceable (exécutoire) in the United States;

•
the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);

•
the U.S. court has applied to the dispute the substantive law that would have been applied by Luxembourg courts. Based on recent case law and legal doctrine, it is not certain that this condition would still be required for an exequatur to be granted by a Luxembourg court;

•
the judgment was granted following proceedings where the counterparty had the opportunity to appear and, if it appeared, to present a defense, and the decision of the foreign court must not have been obtained by fraud, but in compliance with the rights of the defendant;

•	the U.S. court has acted in accordance with its own procedural laws; and

•
the decisions and the considerations of the U.S. court must not be contrary to Luxembourg international public policy rules, must not have been given in proceedings of a tax or criminal nature and must not have been rendered subsequent to an evasion of Luxembourg law (fraude a la loi).

In addition, actions brought in a Luxembourg court against us, the members of our board of directors, our officers or the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, Luxembourg courts do generally not award punitive damages. It is possible that awards of damages made under civil liabilities provisions of the U.S. federal securities laws or other laws (for example, fines or punitive damages) would be classified by Luxembourg courts as being of a penal or punitive nature and would not be recognized by Luxembourg courts. Ordinarily an award of monetary damages would not be considered as a penalty, but if the monetary damages include punitive damages, such punitive damages may be considered as a penalty.

Derivative actions are generally not available to shareholders under Luxembourg law. However, minority shareholders holding securities entitled to 10% of the voting rights at the general meeting that resolved on the granting of discharge to the directors may bring an action against the directors on behalf of the company. Minority shareholders holding at least 10% of the voting rights of a company may also ask the directors questions in writing concerning acts of management of the company or one of its subsidiaries, and if the company fails to answer these questions within one month, these shareholders may apply to the Luxembourg courts to appoint one or more experts instructed to submit a report on these acts of management. This provision of Luxembourg law does not apply to claims under the U.S. federal securities laws. Furthermore, consideration would be given by a Luxembourg court in summary proceedings to acts that are alleged to constitute an abuse of majority rights against the minority shareholders.

Litigation in Luxembourg also is subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Luxembourg would have to be conducted in the French or German language, and all documents submitted to the court would, in principle, have to be translated into French or German.

There exists no published case law in Luxembourg in relation to the recognition of limited recourse provisions by which a party agrees to limit its recourse against the other party to the assets available at any given point in time with such other party and there exists no published case law in Luxembourg in relation to the recognition of foreign law governed subordination provisions whereby a party agrees to subordinate its claims of another party. If a Luxembourg court had to analyze the enforceability of such provisions, it is likely that such a court would consider the position taken by Belgian and Luxembourg legal scholars according to which limited recourse provisions are enforceable against the parties thereto but not against third parties.

A contractual provision allowing the service of process against a party to a service agent could be overridden by Luxembourg statutory provisions allowing the valid serving of process against a party subject to and in accordance with the laws of the country where such party is domiciled.

For these reasons, it may be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our board of directors, our executive officers and the experts named in this Annual Report. In addition, even if a judgment against us, the non-U.S. members of our board of directors, senior management or the experts named in this Annual Report based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or Luxembourg courts.

Luxembourg and European insolvency and bankruptcy laws are substantially different than U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws.

As a company organized under the laws of Luxembourg and with its registered office in Luxembourg, the Company is subject to Luxembourg insolvency and bankruptcy laws in the event any insolvency proceedings are initiated against us including, among other things, Council and European Parliament Regulation (EU) 2015/848 of 20 May 2015 on insolvency proceedings (recast). Should courts in another European country determine that the insolvency and bankruptcy laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency and bankruptcy laws in Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency and bankruptcy laws.

ITEM 4.  INFORMATION ON THE COMPANY

4.A.          History and Development of the Company

We were organized under the laws of the Grand Duchy of Luxembourg (“Luxembourg”) as a private limited liability company (société à responsabilité limitée) on April 10, 2014 and converted into a public limited liability company (société anonyme) under the laws of Luxembourg on November 10, 2020. As part of the conversion we executed a 1:8.234 reverse share split. Our registered office is located at 5, rue de Bonnevoie, L-1260 Luxembourg and our telephone number at this address is +352-2040119020.

Our principal executive offices are located at 10 Habarzel Street, Tel Aviv, 6971014, Israel. Our telephone number at this address is +972-73-372-3107. Our website address is https:// neogames.com. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website address as an inactive textual reference only. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov. Our agent for service of process in the United States is Puglisi & Associates and its address is 850 Library Avenue, Suite 204, Newark, DE 19711.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2020 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

4.B.          Business Overview

 Our Company

We are a technology-driven business that is an innovator in the lottery industry. As a global B2G and B2B technology and service provider to state lotteries and other lottery operators, we offer our customers a full-service solution that includes all of the elements required for the offering of lottery games, including Instants and DBGs (both as defined below), via personal computers, smartphones and handheld devices (“iLottery”). These elements include technology platforms, a range of value-added services and a game studio with a large portfolio of games. The value-added services that we offer facilitate various aspects of the iLottery offering including regulation and compliance, payment processing, risk management, player relationship management and player value optimization. Our complete solution allows our customers to enjoy the benefits of marketing their brands and generating traffic to their iLottery sales channels. We believe that we are the only full-service company exclusively focused on the iLottery industry.

NeoGames was established as an independent company in 2014, following a spin-off from Aspire Global Plc (formerly known as NeoPoint Technologies Limited) (“Aspire” and, together with its subsidiaries, the “Aspire Group”), a B2C and B2B service provider in the iGaming industry. Prior to the spin-off from Aspire, our management team was responsible for the iLottery business of Aspire, which derived the majority of its revenues from the sale of iLottery games to various lotteries in Europe. In 2014, we began to focus on the U.S. iLottery market, which opened in 2012 with the introduction of online lottery ticket sales in Illinois. In order to access this significant market opportunity, we partnered with Pollard Banknote Limited (“Pollard”), one of the leading vendors to the global lottery industry. In 2014, we signed our first turnkey solution contract in the United States with the MSL, as a sub-contractor to Pollard.

In July 2014 we formed NPI, a joint venture with Pollard, for the purpose of identifying, pursuing, winning and executing iLottery contracts in the North American lottery market. NPI combines the Company’s technology and iLottery business and operational experience with Pollard’s infrastructure, administrative capabilities and relationships with lotteries in North America. NPI is managed by an executive board of four members, consisting of two members appointed by NeoGames and two members appointed by Pollard. NPI has its own general manager and dedicated workforce and operates as a separate entity. However, it relies on NeoGames and Pollard for certain services, such as technology development, business operations and support services from NeoGames and corporate services, including legal, banking and certain human resources services, from Pollard.

Since its inception, NPI has secured iLottery contracts with the VAL, the NHL (as a sub-contractor to Intralot), the NCEL and the AGLC. All of our iLottery business in North America is conducted through NPI, except in Michigan, where the contract is between the MSL and Pollard and we support the Michigan iLottery as a subcontractor of Pollard. We continue to conduct all of our business outside of North America through NeoGames.

The iLottery industry, and we as a company, benefit from long-term, multi-year contracts with our customers. Our primary full-service contract in Europe, with Sazka a.s. (“Sazka”) in the Czech Republic, was entered into in 2015 and the term was extended this year to 2025. Moreover, we have developed a leading market position in the United States - we currently provide iLottery solutions to the largest number of U.S. iLottery customers (excluding states that offer only subscription-based iLottery), including the highest-grossing iLottery program in the United States (the Michigan iLottery). Our revenues (which, as discussed in Item 5. “Operating and Financial Review and Prospects - Components of Results of Operations - Revenues,” excludes our NPI Revenues Interest (as defined in Item 5 below)) for the year ended December 31, 2020 were $49.2 million, an increase of 48.8% compared to our revenues of $33.1 million in the year ended December 31, 2019, and our revenues for the year ended December 31, 2019 were an increase of 40.8% compared to our revenue of $23.5 million for the year ended December 31, 2018.

Global Customer Base(1)

AGLC
ALBERTA
MICHIGAN LOTTERY
MICHIGAN
NEOPOLLARD INTERACTIVE
JOGOS SANTACASA
PORTUGAL
Sisal
ITALY
österreichische LOTTERIEN
Austria
VIRGINIA LOTTERY
VIRGINIA
NHLottery
NEW HAMPSHIRE
OLIFĖJA
LITHUANIA
NC Education Lottery
NORTH CAROLINA
sazka
CZECH REP.
Aspire Global
William HILL
HL
CROATIA
Turnkey
Games
Fee for Services

(1)	As of March 31, 2021

Our Solutions and Services

We offer iLottery solutions through two distinct business lines - turnkey solutions and games. Our turnkey solutions are tailored to each customer and can include a combination of any of our platforms, value-added services and game studio. Our games offering is related to our game studio, but consists solely of offering our portfolio of iLottery games to lotteries.

We also provide certain software development services to the Aspire Group and NPI and sub-license certain platforms to William Hill. For more information on our contracts with William Hill and Aspire, see Item 7.B. “Related Party Transactions.”

Our Technology Platforms

Though the forms of lottery games vary, the basic structure of all lottery games involves the drawing of numbers at random for the chance of winning a cash prize. Lottery has generally been separated into two primary products:

•	draw based games (“DBGs”), such as Powerball, in which players select numbers and the winning combination or ticket is determined by a scheduled draw; and

•	instant tickets (“Instants”) in which players can instantly reveal a pre-determined result through which they can learn whether their ticket entitles them to a prize.

NeoSphere

The central technology platform we offer, NeoSphere, delivers comprehensive iLottery capabilities through its player account management (“PAM”) module, and acts as the system of record for all transactions.

The NeoSphere platform provides and controls the functionality related to the management of players throughout their entire lifecycle. This includes registration (regardless of the digital channel used by the player), age and identification verification, geolocation sign-in, responsible gaming monitoring, product usage, issue resolution, player compliance, player retention, marketing and player services, as well as the functionality required for wallet transactions. The PAM module is where we collect, process and record every transaction associated with a player’s identification across the entire turnkey solution. The data collected through these online interactions gives us an insight into player preferences, and consequently informs the execution of player segmentation strategies to drive insightful iLottery campaigns. Utilizing our responsible gaming and compliance features embedded throughout our solution, we also monitor gaming activity and provide controls and alerts customized for each player’s profile.

We believe the highly flexible and versatile PAM that we offer can power the management and operations of many forms of online gaming and is trusted by our customers for its performance and reliability. For example, this PAM serves as the central platform for William Hill’s U.S. online sports betting and iGaming offerings, supports the significant growth of lottery and casino games and sports betting under our agreement with Sazka and powers the entire suite of iGaming offerings under our agreement with the AGLC.

NeoDraw

NeoDraw is a central gaming system for the issuance, sale and operation of DBGs. The proprietary technology of NeoDraw has been developed specifically for the iLottery market and online players and is fully-integrated with the NeoSphere platform to facilitate the rapid implementation of DBGs as part of the complete turnkey solution.

NeoDraw is an example of specialized technology. Providers of online casino games or sports betting typically cannot apply their technology used for online casino and sports betting to DBG offerings given the multifaceted nuances of lottery game mechanics and math.

The main advantages of NeoDraw include:

•
Greater flexibility for the lottery - NeoDraw can operate independently or in parallel with an existing retail central lottery system and is not constrained by limitations of traditional lottery systems.

•	Quicker time to market - NeoDraw is fully-integrated with NeoSphere. This reduces the complexity, resources and time required to integrate with a third-party system to launch traditional games.

•
Additional functionality - NeoDraw enables us and our lottery customers to introduce new innovations related to online purchase flows, shopping cart functionality and in-game features that are in some cases not available with legacy central lottery systems.

Currently, all of our U.S. customers have opted to employ NeoDraw to launch their iLottery offerings.

NeoPlay

NeoPlay is the technology platform we offer that manages online Instants. It facilitates configurations, including prize tables, payouts, ticket series setups, ticket price points and many other variables, and supports channels, including mobile, desktop and applications.

Our Services

With more than ten years of experience in the iLottery industry (including our management team’s operation of the iLottery business of Aspire), we have gained substantial knowledge and direct experience in the full spectrum of marketing and business operations which is essential to enable the revenue growth of our customers. The ever-growing insights that we continue to gain from our broad view of analytics, game performance, player support, payment solutions management and more allows us to act as a strategic partner to our customers in jointly developing their iLottery business.

We provide services to our customers across four key areas: marketing operations, player operations, technology operations and business operations.

•
Marketing operations - we provide targeted marketing services and data analytics to our North American customers through the entire player lifecycle, from digital acquisition and onboarding to game participation. Such operations include:

•	implementation of promotional campaigns tailored to player segments;

•	maximization of the return generated from a player;

•	results-based analytics of player behavior;

•	player-level segmentation-based evaluation of the player’s activity status, game orientation, deposit characteristics, reaction to previous promotional campaigns and account balance status;

•	predictive analysis of the lifetime value of players acquired from different marketing and promotional campaigns; and

•	information regarding the decision on which player acquisition strategies and marketing campaigns to focus and which to abandon.

•
Player operations - leveraging years of experience managing players on behalf of our customers, we provide to our North American customers various services designed to offer the best possible services to iLottery players. Such operations include:

•	a customer service center based in Lansing, Michigan, which services our North American customers;

•	responsible gaming services to proactively detect and react to player gaming behaviors;

•	compliance services including anti-money-laundering (“AML”) and know-your-customer solutions to meet the customer’s local requirements; and

•	facilitating the flow of funds throughout the entire player lifecycle, from funding to cash-outs.

•
Technology operations - these operations, which we provide to many of our customers, are meant to provide the full spectrum of monitoring and maintenance of the platforms we deploy for our customers and protect the integrity of our back-end iLottery software. Such operations include:

•	the deployment of our technology platforms in the form of a SaaS offering;

•	ongoing deployments of advanced versions of our software;

•	handling of all reported production incidents;

•	verification of technological defects, and potential escalation to the development team; and

•	monitoring the network’s performance for degradation and potentially fraudulent activity.

•	Business operations - we facilitate payment processing services by third-party vendors and manage customer-facing personnel. Such operations include:

•	integrating third-party payment solutions into our platforms to allow for credit and debit card transactions and bank transfers;

•	serving as merchant of record on behalf of our customers;

•	recruiting, training and managing customer service representatives; and

•	developing and managing the project plan required to deploy each solution.

Our Game Studio

We believe that, while operating the iLottery business of Aspire, we were the first to build a separate business unit exclusively for the development of iLottery games. We believe that we have one of the largest iLottery game portfolios in the global lottery industry, and we have produced more than 350 proprietary games.

We believe that the competitive advantage of our exclusive focus on iLottery platforms also extends to our game studio. Games offered by lotteries need to comply with strict regulations and guidelines. We believe that our focus solely on iLottery enables us to produce the best iLottery games that meet such regulations and guidelines, while providing an entertaining and diverse player experience. We believe this ability is derived from our vast experience and deep understanding of the boundaries established by such regulations and guidelines and our proven ability to “innovate inside the box.”

Our games are developed by the highly dedicated members of our studio with experience across art design and advanced multimedia animations, software development, engineering and mathematics. Prior to and during the production of a game, we consider a number of fundamental factors, including:

•
Entertainment value - the level of player interaction as part of the game, the complexity level of playing the game, the multimedia experience (design, animation and audio), and the duration of a game.

•	Mathematics - controlling the risk level of the game and optimizing the game experience to the risk profile of iLottery players (given the target payout ratio).

Competitive Landscape

While competition in the lottery industry is limited as a result of various barriers explained above, the innovative nature of iLottery created an opportunity for a singularly-focused company to enter and compete with long-time incumbents of traditional lottery. Our experience suggests that brand awareness, compelling customer business results and credibility in solid delivery and services will remain vital for success within the iLottery industry. Just as it has with traditional lottery, we believe this will lead to stable contracts with limited turnover.

We believe that the iLottery industry is less exposed to new market entrants than other gambling markets, due to the considerable barriers to entry imposed by the government procurement process, regulations and the need for specialized technology, among other factors. There is, however, intense competition among the few existing iLottery providers with respect to new iLottery contracts. We compete both for contracts to supply our full turnkey solution and for contracts to supply our portfolio of games.

We compete primarily against International Game Technology PLC (“IGT”), Scientific Games Corp. (“SGMS”) and Intralot for turnkey solutions contracts. With the exception of Intralot, we compete against the same companies for game contracts, in addition to several other companies, such as Instant Win Gaming Ltd. Although these other companies, which do not offer turnkey solutions, may capture some content market share, they will need to host their games on platforms like ours. Other companies may in the future choose to enter the iLottery industry, but we believe the expertise and experience required to build and operate a successful iLottery technology platform will limit this expansion.

We have deployed our turnkey solution to more U.S. lotteries that engaged a full-service iLottery provider than any of our competitors. The chart below presents the contracts held by existing lottery and iLottery providers within each sub-vertical of the lottery industry.

			iLottery Contract
	Incumbent Retail Provider		Provider	Launch Year	iLottery Penetration from Instants(1)
State	Instant	DBG
Illinois	SGMS	Intralot	Camelot	2012	N/R
Georgia	SGMS / IGT	IGT	IGT	2012	2.3%
Michigan	SGMS / Pollard / IGT	IGT	NPI(3)	2014	47.0%
Kentucky	SGMS / Pollard	IGT	IGT	2016	4.2%
Pennsylvania	SGMS	SGMS	SGMS	2018	22.8%
New Hampshire	SGMS	Intralot	NPI	2018	23.0%
North Carolina	IGT	IGT	NPI	2019	N/R
Rhode Island	IGT	IGT	IGT	2020	1.1%
Virginia(2)	IGT	IGT	NPI	2020	22.9%

N/R = Not Reported

(1)  iLottery Penetration is for fiscal year 2020.

(2) Our relationship with the VAL began in 2016 with the launch of online subscriptions for DBGs. The launch of online instants began in July 2020.

(3)  The contract is between MSL and Pollard and we support the Michigan iLottery as a subcontractor of Pollard.

Our Competitive Strengths

Technology design and flexibility

Our focus on iLottery allows us to prioritize the improvement of our iLottery technology and services ahead of other business opportunities. We believe that our focus on iLottery solutions, building upon years of expertise and deep exposure to U.S. customers, has given us a superior understanding of iLottery customers and players that allows us to continue to outperform our competitors in iLottery solutions and games.

The fully-integrated iLottery turnkey solution that we offer is designed to be flexible, responsive and readily adaptable to meet each customer’s needs, as well as support future growth and innovation over time. The open architecture we utilize in the development of our technology provides several benefits to our customers. With a single code base, our platforms can be continuously adapted and improved without any hindrance or restrictions from third-party suppliers. This means that all of our customers can run the same core software version and receive the same advancements and updates in a relatively short period of time, allowing us to evolve our platforms and games at a fast pace and large scale.

In-house game studio

We have produced more than 350 proprietary iLottery games and we operate our own in-house game studio. Historically, our games have performed strongly relative to our competitors’ in terms of profitability and popularity. Our game studio allows us to offer our customers a complete solution, while certain of our competitors must use third party vendors in order to provide their customers with games. In addition, our extensive game portfolio allows us to extend our customer base to customers who do not need our full turnkey solution, but are looking to expand their online games offering for greater variety of entertaining content.

iLottery business operations experience

Our experience as a B2C and B2B gaming operator, initially within Aspire, followed by years of hands-on experience managing players on behalf of our U.S. customers as part of our player operations service, has helped inform how we manage and engage iLottery players. We have also gained substantial knowledge about the iLottery market and its participants in the past decade through our operations in Europe and the United States. Our experience provides us a deep understanding of the characteristics of iLottery players, allowing us to customize our solutions to such players’ needs and interests.

We analyze our customers’ player game data daily to gain insights into game play mechanics and player preferences across multiple jurisdictions. Our focus is on the players and understanding their characteristics, perception of gambling, loyalty to the lottery brand and other attributes. We believe this understanding has contributed to the success of our game studio.

Evidence of our strong operational acumen is evident in the performance of our U.S. contracts. Between 2015 and 2020, GGR from Instants for the Michigan iLottery grew at a compounded annual growth rate (“CAGR”) of 63.9%. The chart below presents gross sales and GGR of the U.S. states with iLottery offerings (excluding states that only offer subscription-based iLottery), as reported by the respective state lottery commissions.

			iLottery Instant Ticket			Per Capita
State	Launch Year	Fiscal Year(1)	Gross Sales (in millions)	GGR (in millions)	Population (in millions)
						Gross Sales	GGR
Michigan	2014	2020	$1,807	$219	10.0	$181	$22
Pennsylvania	2018	2020	$731	$94	12.8	$57	$7
New Hampshire	2018	2020	$81	$12	1.4	$60	$9
Georgia	2012	2020	$81	N/R	10.5	$8	N/R
Kentucky	2016	2020	$33	$7	4.4	$7	$2
Rhode Island	2020	2020	$1	N/R	1.1	$1	N/R
Illinois(2)	2012	2020	N/R	N/R	12.7	N/R	N/R
North Carolina(2)	2019	2020	N/R	N/R	10.4	N/R	N/R
Virginia	2020	2020	$267	$35	8.5	$31	$4
______________________

N/R = Not Reported

(1)  2020 fiscal year is used for comparative purposes.

(2)  Illinois and North Carolina provide for DBGs only.

Time to market

We have deployed our turnkey solution to more U.S. lotteries that engaged a full-service iLottery provider than any of our competitors. The experience we gained in such deployments has allowed us to improve our implementation process and shorten our time to market. In addition, because our central lottery system is already fully-integrated with our turnkey solution, we are able to reduce the complexity, resources and time involved in the integration of third-party systems, which also contributes to shorter time to market. For example, we launched our turnkey solution for the NHL within seven months of being awarded the contract.

Brand awareness and credibility

Given the important role of lotteries in government budgets, winning the trust of customers is critical for lottery platform and service providers to be awarded new contracts, and reputation and brand are important to winning that trust. While only entering the U.S. market in 2014, we believe we have emerged as a well-known and respected name in the iLottery industry in the United States and globally because of our performance supporting our customers’ growth. The Michigan iLottery has served as role model to other U.S. states seeking to offer iLottery, and we believe that state lotteries are aware of our operating acumen and the role our technology has played in driving that success.

Cooperation with various market players

Our openness to pursue opportunities that bring together strengths from different vendors has brought us to successfully cooperate with other vendors in the iLottery industry. We believe this approach allows us access to contracts that would otherwise have not been available for public procurement. For example, with respect to the NHL, we serve as a sub-contractor to Intralot and, with respect to the AGLC, we are cooperating with IGT to offer access to their suite of casino games, an area in which they specialize, to the benefit of the offering. We expect to continue to see similar opportunities, including opportunities to provide our successful game portfolio in cooperation with other vendors to the benefit of the state lotteries.

Our Growth Strategy

Our growth strategy is built upon five pillars:

•	expanding the penetration of our existing customer contracts;

•	expanding the scope of our existing customer contracts;

•	winning new turnkey contracts in the United States;

•	growing our game studio customer base; and

•	expanding our range of offerings and geographical presence.

Increase iLottery Penetration within Existing Customer Contracts

Our performance in Michigan proves a compelling case study on our potential to disrupt a market for the better. Since its launch in 2014, the Michigan iLottery has accounted for a growing percentage of gross sales from Instants in Michigan. In the most recent fiscal year of the Michigan iLottery ended September 30, 2020, our iLottery Penetration of Instants sales was 43.7% and iLottery Penetration of total sales was 34.0%. From fiscal year 2014 to 2020, compounded annual growth rate (CAGR) of Michigan Instants sales was 25.7%, and the CAGR of Michigan gross sales over the same period was 13.7%.

Michigan Gross Sales and iLottery Penetration

$0	$15	$39	$62	$77	$96	$159

iLottery Gross Sales from Instants / Capita
______________________

Source: Michigan Lottery, GamblingCompliance. Represents fiscal years.

Over this same period, gross sales from Instants in Michigan have grown significantly faster than lottery sales in Michigan and elsewhere in the United States.

Michigan Lottery Outperformance: Gross Sales CAGR (2014-2020)(1)

______________________
Source: Michigan Lottery, GamblingCompliance. Represents fiscal years.

(1)  Some states calculate gross sales in different ways than others. In New Hampshire, for example, the reported total lottery gross sales includes the GGR from iLottery Instants as opposed to the gross sales from iLottery instants. Due to a lack of uniform disclosure and available information, this figure is based on the sales as reported for all states excluding Michigan.

This increase in gross sales directly leads to a surge in GGR, on which our revenues are based. The below table presents Michigan’s iLottery GGR from Instants by fiscal year, including the most recent fiscal year ended September 30, 2020. In the most recent fiscal year, GGR per capita from Instants was $22.

Michigan iLottery GGR from Instants ($mm, Except Per Capita)

+63.9% CAGR
$219
+88.4%
$116
$94
$78
$48
$19
$1
2014
2015
2016
2017
2018
2019
2020
$0
$2
$5
$8
$9
$12
$22
iLottery GGR / per Capita from Instants

______________________
Source: Michigan Lottery, GamblingCompliance. Represents fiscal years.

Our more recent turnkey solution launches have experienced even quicker success than we experienced in Michigan, driven by our improved product, operational acumen, and favorable market conditions. In Virginia, for example, we launched our turnkey solution in July 2020 and experienced first month per capita sales of $4.06.

First Month Per Capita iLottery Sales

Michigan
$0.24
Pennsylvania
$1.69
New Hampshire
$2.08
Virginia
$4.06

______________________
Source: iGBNorth America

In its half year of operations, the VAL saw $281.3 million in gross sales, representing 19% of the VAL’s gross sales in H2 2020.

iLottery Penetration (Instants) by State (FY 2020)

______________________
Source: State lottery commissions.

(1)  Represents VAL’s total (Instants and DBG) iLottery Penetration in the first six months of operation (July - December 2020).

Based on our prior experience in certain European markets, we believe there remains considerable room for growth above our current level of iLottery Penetration. Leveraging our operational expertise and technology, we plan to work closely with our customers to strengthen the reach of our offering in each market.

Increase Scope of Existing Customer Contracts

Certain of our contracts only include some of the platforms and services we can provide. We believe there is significant potential to offer additional games and services, including feature enhancements, to our existing customers in the future. For example, when we procured our contract with the VAL in 2015, we offered only online subscription DBGs. However, following a recent change in legislation, in March 2020, the VAL chose to expand our contract to include both Instants and DBG offerings. The offering under the expanded contract launched in July 2020 and has an initial term through 2026 plus the option to extend for five additional years. A number of our contracts are in their early years and, as such, provide us ample time to expand the offerings we provide to our existing customers.

We believe the scope of services that we can provide to our current customers is broad, as evidenced by our most recent turnkey customer contract, launched in September 2020, pursuant to which we provide the AGLC with their full suite of online gaming offerings including iLottery, casino games, sports betting, poker, live dealer games and bingo. This contract, which includes a seven-year initial term and a five-year extension option, grants NPI the right to create and power the only regulated gaming website in Alberta. We are also responsible for marketing initiatives undertaken by the lottery, which we believe will enhance the overall experience for players. The province of Alberta has a population of 4.4 million, and in fiscal year 2020 the AGLC had sales of C$917.9 million, according to the AGLC 2019-2020 Annual Report. On September 30, 2020, the AGLC officially launched its offering, PlayAlberta, powered by our turnkey solution.

We have gained substantial knowledge about the iLottery market and its participants in the past decade through our operations in Europe and the United States, and our experience provides us with a deep understanding of the characteristics of iLottery players, allowing us to customize our solutions to such players’ needs and interests. We believe this will lead to a stronger relationship with our customers.

Win New Contracts in the United States

In addition to investing in the growth of our existing contracts, we continuously seek to expand our operations by securing new contracts. While lottery is offered in 45 states and the District of Columbia, iLottery Instants or DBGs are currently offered in only nine states and the District of Columbia as depicted in the map below (excluding states that offer only subscription-based iLottery). We believe that many more states will elect to offer iLottery, and we believe we will continue to win new contracts.

Current United States iLottery Landscape

New Hampshire/ 2018
Michigan/ 2014
Rhode Island/ 2020
Pennsylvania/ 2018
Washington DC 2021
Illinois/ 2012
Virginia/ 2020
Kentucky/2016
North Carolina/2019
Georgia/ 2012
Operated by NPI
Operated by others
States with Lotteries
States without Lotteries

Population in U.S. States with State Lotteries

______________________
Sources: La Fleur’s 2020 World Lottery Almanac; Eilers & Krejcik Gaming.

Grow our Game Studio Customer Base

As we have observed in the evolution of iGaming, where the market moved from single content vendors to a large number of content providers, the strong performance of our games places us in a good position to capitalize on the content expansion trend that is now beginning to develop in the lottery market as we see lotteries look for new and innovative games from providers other than their incumbent iLottery provider. Our ‘Queen of Diamonds’ game was named the world’s highest grossing iLottery game in 2017 by La Fleur’s magazine.

We intend to further expand our revenue base by offering our popular iLottery games to new customers who use the platforms of other iLottery providers. We currently operate four contracts in Europe pursuant to which we only provide games, and we plan to expand this offering model into the United States. This will allow us to realize a greater share of iLottery GGR and to benefit from additional states adding an iLottery offering.

We expect that this expanded offering of our games will be enhanced by upward trends in the market related particularly to Instants. In iLottery, as in traditional lottery, Instants are more popular in North America than in Europe, representing 75.7% of the North American iLottery market in 2019 compared to only 12.0% of the European iLottery market, according to La Fleur’s 2020 Internet Report. In the United States, the popularity of Instants has contributed to the growth in lottery sales as a whole. We also believe that Instants benefit from a “cross-sell” of players acquired through the more commonly known DBGs but attracted to Instants for their entertaining experience. As a market leader in online Instants, we are well positioned to take advantage of this potential market opportunity.

Michigan: Gross Sales from Instants as a Percentage of Total Lottery Gross Sales

Source: Michigan State Lottery. Represents fiscal years.

Michigan and New Hampshire iLottery Revenue (FY 2020)

Expanding our Range of Offerings and Geographical Presence

We are currently focused on expanding our North American business to become the dominant iLottery provider in the market. In doing so, we invest our resources and expertise into building top-tier iLottery technology and content. With a history of successful iLottery offerings developed for the North American market, we believe we have the ability to expand our offerings around the world. While we are currently focused on the North American market, we may decide to pursue additional opportunities around the world in the future.

We have already demonstrated our ability to provide successful offerings internationally. Our contract with Sazka in the Czech Republic was signed in 2015 and was renewed in 2020 for a term that extends through 2025. This contract includes a full online gaming solution with Instants, DBGs, and online casino, as well as the integration of a sport betting solution. The Czech Republic has a population of 10.7 million, and Sazka generated €286 million of revenue in the Czech Republic in fiscal year 2019, according to Sazka’s annual report.

Furthermore, while we have focused our efforts on iLottery technology and content so far, we may decide to pursue additional opportunities, such as the offering of gaming products like online casino and sports betting. As demonstrated by our PAM development for William Hill and the broad scope of services we provide to Sazka and the AGLC, we believe that we can expand our offering to other gaming products.

Impact of COVID-19

As a leading provider of iLottery solutions, we have seen significant growth in revenues from existing and new players in recent months, as the COVID-19 pandemic has shifted players to online entertainment. NGR for the year ended December 31, 2020 increased by 101.2% and 122.3% in Michigan and New Hampshire, respectively, relative to the year ended December 31, 2019, while monthly active players increased by 48.1% and 53.6% in Michigan and New Hampshire, respectively, between the year ended December 31, 2019 and 2020.

Our costs in the year ended December 31, 2020 increased by 79.5% compared to the year ended December 31, 2019. This increase was mainly attributable to an increases in clearing and know your customer fees due to increased traffic in our Michigan and New Hampshire operations.

The increase in the relative use of online lottery platforms has allowed us to introduce our products to a new group of potential players gravitating to the online space (such as older generations and traditional lottery players), significantly increasing our player base. While the lasting impact of the COVID-19 pandemic on the iLottery market is uncertain, we believe that the changes in player behaviors may have a permanent effect on the lottery market and our business.

As a result of the COVID-19 pandemic and the shift to online entertainment, certain states, such as Massachusetts, that do not operate an online lottery platform have faced significant pressure from various stakeholders to authorize an iLottery offering in an effort to counteract the substantial decrease in the traditional retail lottery traffic. In addition, certain state lotteries, such as the VAL, have begun expediting their regulatory approval process to build their online presence.

Intellectual property

We currently own most of the intellectual property required for our operations and control the remainder of the intellectual property required for our operations through a perpetual, assignable license. We are in the process of replacing the intellectual property that we do not own with our own technology.

Most of the intellectual property we use is created by us or by related parties. See Item 7.B. “Related Party Transactions - Relationship with Aspire - Aspire Software License Agreement.” We have also obtained rights to use intellectual property of third parties through licenses and service agreements with those third parties. Although we believe these licenses are sufficient for the current operation of the company, such licenses typically limit our use of the third parties’ intellectual property to specific uses and for specific time periods. We believe that we have the personnel needed to manage and adapt our intellectual property as necessary to support our business operations.

Most of our intellectual property is in the form of rights in software code and trade secrets that we use in the operation of our iLottery offering and related services, as well as registered and unregistered trademarks. We rely on a combination of copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual protections, to protect our proprietary technology. We also protect our intellectual property rights by implementing a policy that requires our employees and independent contractors involved in development of intellectual property to enter into agreements acknowledging that all intellectual property generated or conceived by them on our behalf are our property, and assigning to us any rights that they may claim or otherwise have in those works or property, to the extent allowable under applicable law. Our confidential information is protected by a combination of information security systems and non-disclosure agreements with third parties, including our employees and independent contractors.

Our agreements with business partners and lotteries to which we provide our iLottery offering and services contain provisions safeguarding our rights to our intellectual property.

Regulation

The operation of lotteries in the United States and internationally is subject to extensive regulation. Although certain features of a lottery (such as the limited number of lotteries, the percentage of gross sales that must be paid back to players in prize money and the allocation of revenues generated from gross sales) are usually set by legislation, lottery regulatory authorities (and, occasionally, the lottery corporation itself) generally exercise significant discretion, including with respect to the determination of the types of games played, the price of each wager, the manner in which the lottery is marketed and the selection of suppliers of equipment, technology and services, and retailers of lottery products.

To ensure the integrity of contract awards and lottery operations, most U.S. jurisdictions require detailed background disclosure on a continuous basis from, and conduct background investigations of, vendors and their officers, directors, subsidiaries, affiliates and principal stockholders. Background investigations of the vendors’ employees who will be directly responsible for the operation of lottery systems are also occasionally conducted and most states reserve the right to require the removal of employees who they deem to be unsuitable or whose presence they believe may adversely affect the operational security or integrity of the lottery. Certain jurisdictions also require extensive personal and financial disclosure and background checks from persons and entities that hold (either legally, beneficially or through voting rights) a specified percentage (typically five percent or more) of a vendor’s securities. Although most jurisdictions provide that “institutional investors” (as defined by a particular jurisdiction) can seek a waiver of these requirements, the granting of such a waiver may be conditioned on a regulatory investigation designed to ascertain that the applicant meets the definition of “institutional investor.”

The failure of our officers, directors and holders of our Ordinary Shares to submit to background checks and provide such disclosure could result in the imposition of penalties and could jeopardize the award of a contract to us or provide grounds for termination of an existing contract. Generally, any person or entity who fails or refuses to apply for a finding of suitability or a license within the prescribed period after being advised by a competent authority that such person or entity is required to do so may be found unsuitable or denied a license, as applicable. If any director, officer, employee or significant shareholder is found unsuitable (including due to the failure to submit required documentation) by a competent regulator or authority, we may deem it necessary, or be required, to sever our relationship with such person or entity.

Furthermore, we may be subject to disciplinary action or our licenses may be in peril if, after we receive notice that a person or entity is unsuitable, we (i) pay that person or entity any dividend or interest upon our Ordinary Shares, (ii) allow that person or entity to exercise, directly or indirectly, any voting right conferred through Ordinary Shares held by that person or entity, (iii) pay remuneration in any form to that person or entity for services rendered or otherwise or (iv) fail to pursue all lawful efforts to require such unsuitable person or entity to relinquish its Ordinary Shares.

Subject to all applicable law and regulation, our articles of association provide for the suspension of certain rights attached to our Ordinary Shares that are held by unsuitable shareholders and the disposal of any of our Ordinary Shares owned or controlled by an unsuitable person or its affiliates by transfer to one or more third-party transferees. If such unsuitable person fails to dispose of our Ordinary Shares within the required period of time, we may in good faith dispose (or procure the disposal) of such Ordinary Shares to a designated third party at the highest price reasonably attainable or, subject to applicable law and regulation and our articles of association, acquire such Ordinary Shares by way of a redemption.

The award of lottery contracts and ongoing operations of lotteries in international jurisdictions are also extensively regulated, although international regulations typically vary from those prevailing in the United States and tend to focus more on the vendor and its senior management, rather than on individual shareholders.

Social Responsibility and Responsible Gaming

We are committed to the integration of corporate social responsibility within our businesses, supporting the continued generation of sustainable value and enhancing our ability to deliver on its strategic objectives. We believe that our true value is reflected not simply by our balance sheet but through our intangible assets such as goodwill, our people and our reputation. As a leader in the iLottery industry, we take our responsibilities to our customers and regulators seriously and are focused on cooperating with both on issues of responsible gambling. We provide our customers with robust solutions that facilitate responsible gaming for players, including embedded systems that assist in ensuring a safe playing environment for all. By embracing policies and behaviors governing social responsibility, we create more valuable relationships with our stakeholders by demonstrating our focus on managing material non-financial risks in the business.

Our responsible gaming platform features include:

•	Advanced self-management module, which enables players to define their responsible gaming limits within a wide range of parameters;

•	Operator-controlled module, which enables lottery customers to define and enforce policies and limitations on their players; and

•	Application programming interface, which connects to government and other gaming databases to provide in-game alerts to remind players to play responsibly.

4.C.          Organizational Structure

The legal name of our company is NeoGames S.A., and we are organized under the laws of the Grand Duchy of Luxembourg. We have four wholly-owned subsidiaries: Neogames Systems Ltd. which is incorporated under the laws of the State of Israel; Neogames Ukraine, which is incorporated under the laws of Ukraine; Neogames S.R.O, which is incorporated under the laws the Czech Republic; and Neogames US LLP, which is incorporated under the laws of the State of Delaware. We have two entities that we hold through Neogames US LLP: one wholly-owned subsidiary, Neogames Solutions LLC, which is incorporated under the laws of the State of Delaware, and one joint venture, NeoPollard Interative LLC, in which we hold a fifty percent membership interest and which is incorporated under the laws of the State of Delaware.

NeoGames Corporate Structure

NeoGames S.A.
(Luxembourg)
100%
100%
100%
100%
Neogames Systems Ltd. (Israel)
Neogames Ukraine (UAH)
Neogames US LLP
(USA)
Neogames S.R.O
(Czech Republic)
50%
100%
NeoPollard Interactive LLC
(USA)
Neogames Solutions LLC
(USA)

4.D.          Property, Plants and Equipment

The Company has an office in Tel Aviv, Israel, where it leases approximately 27,200 square feet of office space. The lease for this facility had an initial term of 60 months from the commencement date, and was extended until January 31, 2022. A large part of our development team is located in Kyiv, Ukraine, where we lease approximately 17,500 square feet of office space. The lease for this facility will expire on January 15, 2024. NPI serves our iLottery customers in North America through an office space of approximately 18,100 square feet in Lansing, Michigan, USA. This facility is leased by Pollard iLottery Inc., and because it is used solely for the benefit of the operations of NPI and the MSL, the Company participates in 50% of its monthly costs. The original lease agreement for the facility expired on March 31, 2020, and was recently extended by seven years until March 31, 2027.

We believe that our current facilities are adequate to meet our needs for the near future and that suitable additional or alternative space will be available on commercially reasonable terms to accommodate our foreseeable future operations.

ITEM 4A.          UNRESOLVED STAFF COMMENTS

None.

 ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our consolidated financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this Annual Report. Actual results could differ materially from those contained in any forward-looking statements. Our financial statements have been prepared in accordance with IFRS. See Item 3.D. “Key Information - Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Our Company

We are a technology-driven business that is an innovator in the lottery industry. As a global B2G and B2B technology and service provider to state lotteries and other lottery operators, we offer our customers a full-service solution that includes all of the elements required for the offering of lottery games including Instants and DBGs via personal computers, smartphones and handheld devices. These elements include technology platforms, a range of value-added services and a game studio with a large portfolio of games. The value-added services that we offer facilitate various aspects of the iLottery offering including regulation and compliance, payment processing, risk management, player relationship management and player value optimization. Our complete solution allows our customers to enjoy the benefits of marketing their brands and generating traffic to their iLottery sales channels. We believe that we are the only full-service company exclusively focused on the iLottery industry.

NeoGames was established as an independent company in 2014, following a spin-off from Aspire. Prior to the spin-off from Aspire, our management team was responsible for the iLottery business of Aspire, which derived the majority of its revenues from the sale of iLottery games to various lotteries in Europe. In 2014, we began to focus on the U.S. iLottery market, which opened in 2012 with the introduction of online lottery ticket sales in Illinois. In order to access this significant market opportunity, we partnered with Pollard, one of the leading vendors to the global lottery industry. In 2014, we entered into our first turnkey solution contract in the United States with the MSL, as a sub-contractor to Pollard.

In July 2014 we formed NPI, a joint venture with Pollard, for the purpose of identifying, pursuing, winning and executing iLottery contracts in the North American lottery market. NPI combines the Company’s technology and iLottery business and operational experience with Pollard’s infrastructure, administrative capabilities and relationships with lotteries in North America. NPI is managed by an executive board of four members, consisting of two members appointed by NeoGames and two members appointed by Pollard. NPI has its own general manager and dedicated workforce and operates as a separate entity. However, it relies on NeoGames and Pollard for certain services, such as technology development, business operations and support services from NeoGames and corporate services, including legal, banking and certain human resources services, from Pollard.

Since its inception, NPI has secured iLottery contracts with the VAL, the NHL (as a sub-contractor to Intralot), the NCEL and the AGLC. All of our iLottery business in North America is conducted through NPI, except in Michigan, where the contract is between the MSL and Pollard and we support the Michigan iLottery as a subcontractor of Pollard. We continue to conduct all of our business outside of North America through NeoGames.

Our Customer Contracts

The core of our business model is our turnkey solution, which is our main revenue generator and the area in which we invest most of our time and resources. Turnkey contracts generate long-term revenue streams that we believe we can increase over time, as in Michigan, to provide a strong return on investment.

We currently have, directly and through Pollard, Intralot and NPI, contracts to provide a turnkey solution to the MSL, the VAL, the NHL, the NCEL, the AGLC and Sazka. We already generate revenues from all of these contracts. Our turnkey solution for the Michigan iLottery launched in August 2014, followed by our turnkey solution for Sazka, which launched in 2017. The rest of our turnkey contracts are in the early stages. Our turnkey solutions for the NHL and NCEL were launched in September 2018 and October 2019, respectively, and the VAL began operating a full iLottery program in July 2020 and our turnkey solution for the AGLC launched on September 30, 2020.

In addition to our long-term turnkey contracts, we currently have five games contracts with European customers, and we believe that we will secure additional games contracts in Europe and the United States in the future. Because we utilize the games that we develop for our turnkey contracts, our marginal costs for every additional games contract are not significant. We therefore expect that as we increase our number of games contracts, our revenues from games contracts will become a more significant part of our overall revenues, positively impacting our profitability.

For the years ended December 31, 2020 and 2019, we generated 13.6% and 17.1% of our revenues, respectively, from our contracts with William Hill and 4.9% and 12.4% of our revenues, respectively, from our contracts with the Aspire Group. In the years ended December 31, 2019 and 2018, we generated 17.1% and 10.4% of our revenues, respectively, from our contracts with William Hill and 12.4% and 14.6% of our revenues, respectively, from our contracts with the Aspire Group. Although we expect these contracts to continue to represent a significant portion of our revenues over the next few years, we expect that the proportion of our revenues generated from William Hill and the Aspire Group will decline over time.

We generated 80.0% and 69.1% of our revenues from North America in the years ended December 31, 2020 and 2019, respectively. Separately, NPI generates 100% of its revenues from North America.

NeoPollard Interactive

We also generated 9.0% and 8.8% of our revenues in the years ended December 31, 2020 and 2019, respectively, from services provided to NPI, such as development services. In addition, we account for the financial results of NPI in our financial statements in accordance with the equity method. Although NPI’s results of operations can materially impact our profit (loss), the results of operations of NPI are only reflected in one line item in our consolidated statements of comprehensive income (loss) (Company’s share in gains (losses) of Joint Venture) and our revenue and operating expenses do not reflect the results of operations of NPI.

However, we have included the audited financial statements of NPI for the years ended December 31, 2020 and 2019 in this Annual Report. In order to provide more visibility into the results of operations of NPI, we have also included under “- Results of Operations of NPI” below a discussion of the period to period comparison of NPI’s results of operations.

Factors Affecting our Financial Condition and Results of Operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

iLottery Penetration

The iLottery Penetration in each of the markets where we provide our turnkey solution varies and is dependent on a number of factors, including the range of iLottery products provided, the acceptable forms of payments and iLottery marketing budgets. The level of iLottery Penetration in any market where we operate has a direct impact on our or NPI’s revenues and any increase in iLottery Penetration is expected to increase such revenues.

Deregulation of lotteries in the United States

Lottery is a highly regulated industry. While lottery is offered in 45 states and the District of Columbia, iLottery Instants or DBGs are currently offered in only nine states and the District of Columbia (excluding states that offer only subscription-based iLottery). Expanding our business into additional U.S. states is an important part of our growth strategy and it is our belief that the growing credibility and brand awareness of certain iLottery platform and service providers, the demonstrated success of states with iLottery offerings and the increasing budgetary shortfalls in many U.S. states will accelerate the pace of deregulation and increase our growth potential.

The level of competition in the iLottery industry and the number of competitors

The iLottery industry is less exposed to new market entrants than other gambling markets due to the considerable barriers to entry imposed by government regulations and the need for unique and iLottery-tailored technology solutions. There is, however, intense competition among the few existing iLottery providers with respect to new iLottery contracts. We compete both for contracts to supply our turnkey solution and for contracts to supply our games.

The level of competition and number of competitors in our market is an important factor affecting our ability to win new contracts and to expand our business.

Key Performance Indicators

We use a multitude of key performance indicators (“KPIs”) on a daily basis to monitor our operations and inform decisions to drive further growth.

The KPIs included below offer a perspective on the historical performance of our platform in the aggregate across jurisdictions in which we operate. We believe these are useful indicators of the overall health of our business.

Network GGR

We define “GGR” as gross sales less winnings paid to players. We measure Network GGR as the total GGR generated by Instants and DBGs on our platform. We spend substantial time and efforts assisting our customers in increasing their GGR through our marketing and player acquisition tools. Tracking our network GGR provides us with valuable insight as to the level of effectiveness of such tools and their implementation.

	Year Ended December 31,
	2020	2019	2018
	(in millions)

Network GGR	$482	$213	$153

Network NGR

We define “NGR” as (i) in North America, gross sales less winnings paid to players and any promotion dollar incentives granted to players, and (ii) in Europe, gross sales less winnings paid to players, any gambling tax or duty paid on such sales and any promotion dollar incentives granted to players. We measure Network NGR as the total NGR generated by Instants and DBGs on our platform.

As most of our revenue share contracts are based on NGR, tracking Network NGR provides us with insight as to the marginal contribution of GGR growth to our revenues and allows us to detect inefficiencies in our GGR growth strategy.

	Year Ended December 31,
	2020	2019	2018
		(in millions)

Network NGR	$448	$203	$147

Monthly active players

We define an “active player” as a player who took at least one action on our platform in any given month that resulted in a financial transaction. We track the number of active players for each of the customers using our turnkey solution. We define “monthly active players” for a given period as the average of the number of active players in each month during that period.

By measuring the number of monthly active players, we can track player rate of adoption of our interactive products and the effectiveness of marketing and retention activities being executed by our customers.

	Year Ended December 31,
	2020	2019	2018
Monthly active players	437,524	277,005	207,349

Non-IFRS Information

This Annual Report includes EBIT, EBITDA and Adjusted EBITDA, which are financial measures not presented in accordance with IFRS that we use to supplement our results presented in accordance with IFRS. We define “EBIT” as net profit (loss), plus income taxes, and interest and finance-related expenses. We define “EBITDA” as EBIT, plus depreciation and amortization. We define Adjusted EBITDA as EBITDA, plus initial public offering expenses, share-based compensation and the Company’s share of NPI’s depreciation.

We believe EBIT, EBITDA and Adjusted EBITDA are useful in evaluating our operating performance, as they are similar to measures reported by other public companies in our industry and are regularly used by security analysts, institutional investors and others in analyzing operating performance and prospects. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

We include these non-IFRS financial measures because they are used by our management to evaluate our operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments. EBIT, EBITDA and Adjusted EBITDA exclude certain expenses that are required in accordance with IFRS because they are non-cash or are not associated with the operational activity of the business.

The following table reconciles our EBIT, EBITDA and Adjusted EBITDA to our net and total comprehensive income (loss), the closest IFRS measure, for the periods indicated:

	Year Ended December 31,
	2020	2019
	(in thousands)

Net and total comprehensive income (loss)	$6,514	$(3,978)
Income taxes	1,443	1,243
Interest and finance-related expenses	5,069	4,121
EBIT	13,026	1,386
Depreciation and amortization	11,657	9,685
EBITDA	24,683	11,071
Initial public offering expenses	2,796	-
Share based compensation	969	615
Company share of NPI depreciation (1)	203	168
Adjusted EBITDA	$28,651	$11,854

(1)  Represents 50% of NPI’s depreciation for the years ended December 31, 2020 and 2019 of $405,000 and $335,000, respectively. In accordance with IFRS, NeoGames’ share of NPI’s expense is not recorded in our consolidated statements of comprehensive income (loss), but is rather reflected in our consolidated financial statements in accordance with the equity method, as we share in 50% of the profit (loss) of NPI. See Note 7A to our consolidated financial statements included elsewhere in this Annual Report.

Components of Results of Operations

Revenues

We generate revenues from our turnkey solutions, games, our contracts with William Hill and the Aspire Group, the joint operation of the iLottery for the MSL (the “Michigan Joint Operation”) and development services we provide to NPI.

Our turnkey solution contracts and certain of our games contracts provide for a revenue share model that entitles us, either directly, or indirectly through Pollard, Intralot or NPI, to a predetermined share of either the NGR or the GGR generated by iLotteries using our platforms and/or games. Our share of NGR or GGR varies between customers and generally depends on the type and scope of value-added services provided to the customer. Our contract with Jogos Santa Casa for providing games in Portugal is the only contract we have that is based on a fixed fee per annum. We entered into this contract on September 24, 2019 for a fixed fee of EUR 2,670,000, which we recognize as revenue on a straight-line basis over the contract’s three-year term. Our contract with Intralot Interactive S.A for providing games to the Croatian lottery is the only contract we have that is based on gross sales. The initial term of this contract expired in 2014 and the contract has been renewed for 12-month periods, with the most recent renewal extending the contract to December 31, 2021. This contract provides for a fee that is determined based on the volume of tickets sold by the customer.

We record as revenues at least 50% of the revenues earned by the Michigan Joint Operation from the MSL, with an incremental 3 to 5% above our 50% share of royalties earned by the Michigan Joint Operation from certain games subsequently developed and provided by NeoGames as compensation for our development of such games. We record as revenues 100% of the revenues earned from our European customers.

As with the Michigan JV Agreement, we are entitled to at least 50% of the revenues earned by NPI from our customers, with an incremental 3 to 5% above our 50% share of royalties earned by NPI from certain games subsequently developed and provided by NeoGames as compensation for our development of such games (which we refer to collectively as our “NPI Revenues Interest”). However, while our revenues earned from the Michigan Joint Operation are reflected as revenues in our consolidated statement of operations, our NPI Revenues Interest is not recorded as revenues, but is rather reflected in our financial statements in accordance with the equity method. We share in 50% of the profit (loss) of NPI, subject to certain adjustments (including the incremental royalties mentioned above).

We generate revenues from William Hill in the form of a monthly fee charged to William Hill for its use of the sub-licensed NeoSphere platform. The monthly fee is calculated on a margin over cost basis.

We also record as revenue a monthly fee we receive from each of Aspire, the Michigan Joint Operation and NPI for certain software development and support services, which is calculated on a margin over cost basis.

The table below presents the royalties and other revenues generated by NeoGames (including through the Michigan Joint Operation), as well as NeoGames’ NPI Revenues Interest, for the years ended December 31, 2020 and 2019.

	Year Ended December 31,
	2020	2019
	(in thousands)

Royalties from turnkey contracts(1)	$32,252	$17,240
Royalties from games contracts	2,006	2,189
Use of IP rights	6,697	5,662
Development and other services - Aspire	2,430	4,099
Development and other services - NPI(2)	4,404	2,914
Development and other services - Michigan Joint Operation	1,413	958
Revenues	$49,202	$33,062
NeoGames’ NPI Revenues Interest(3)	$9,535	$1,956

(1)  Includes NeoGames’ revenues from the Michigan Joint Operation and Sazka.

(2)  Represents revenues recognized by NeoGames for services provided to NPI. Such amounts were also recognized as expenses by NPI. We share in 50% of the profit (loss) of NPI.

(3)  Represents 50% of NPI’s revenues in the years ended December 31, 2020 and 2019 of $18.0 million and $3.7 million, respectively, plus an incremental $519 thousand and $86 thousand, respectively, of royalties from certain games as compensation for our subsequent development of such games. We refer to this, collectively, as our “NPI Revenues Interest” - however, in accordance with IFRS, our NPI Revenues Interest is not recorded as revenues in our consolidated statements of comprehensive income (loss), but is rather reflected in our consolidated financial statements in accordance with the equity method, as we share in 50% of the profit (loss) of NPI subject to certain adjustments (including the incremental royalties mentioned above). See Note 7A to our consolidated financial statements included elsewhere in this Annual Report.

Operating expenses

Distribution expenses. Distribution expenses are primarily comprised of traffic-related costs, including processing fees (including geo-location costs and ID verification costs), call center expenses (including hardware and software maintenance costs, and telecommunication expenses), personnel-related costs associated with these functions and occupancy costs associated with the facilities where these functions are performed.

Development expenses. Our research and development expenses are primarily comprised of costs of our research and development personnel, contractor services in Ukraine and other development-related expenses. Research and development costs are expensed when incurred, except to the extent that such costs qualify for capitalization. We believe continued investments in research and development are important to maintain our competitive strengths and expect research and development costs to increase in absolute dollars, but to decrease as a percentage of total revenues.

Selling and marketing expenses. Our selling and marketing expenses are primarily comprised of costs of our marketing personnel, travel expenses and other sales and marketing-related expenses. Selling and marketing expenses are expensed as incurred. We intend to continue to invest in our sales and marketing capabilities in the future to continue to increase our brand awareness and, although our selling and marketing expenses have decreased in recent periods due to the effect of the COVID-19 pandemic on international traveling, conventions and marketing events, we expect these costs to increase on an absolute dollar basis as we grow our business.

General and administrative expenses. General and administrative expenses primarily include costs of our executive, finance, legal, business development and other administrative personnel and service providers. General and administrative expenses are expensed as incurred. We expect that our general and administrative expenses will increase in absolute dollars for the foreseeable future as we expand our business, as well as to cover the additional cost and expenses associated with becoming a publicly listed company.

Depreciation and amortization

Our depreciation and amortization expenses are primarily comprised of amortization of capitalized research and development costs we incur in connection with our technical group personnel. We amortize these capitalized costs on a straight-line basis beginning when development is complete and the asset is available for use and continuing over their useful life, which we define as three years. We began to follow the directives of IFRS 16 in 2019, recognizing the annual costs of our leased premises within the amount of depreciation and amortization expenses.

Interest expense with respect to funding from related parties

Our interest expenses are primarily comprised of interest we incur on loans under the WH Credit Facility and the Promissory Notes (each as defined in Item 7.B. “Related Party Transactions”). For more information, see Item 7.B. “Related Party Transactions.”

Income taxes expense

We are subject to Luxembourg corporation taxes on profits derived from activities carried out in Luxembourg. NeoGames Systems Ltd. (“NGS”), our Israeli subsidiary, is subject to Israeli corporate tax. NPI, NeoGames US, LLP and NeoGames Solutions LLC are subject to U.S. federal income tax as well as certain state income taxes. Due to the resources invested in growing and developing our business, we have a recent history of generating losses. As of December 31, 2020, 2019 and 2018, we had cumulative carry forward tax losses generated of $59.9 million, $63.0 million and $54.7 million, respectively.

Company’s share in gains (losses) of Joint Venture

We own 50% of the equity of NPI and we record 50% of NPI’s profit or loss as our profit or loss, as adjusted to compensate the Company for our games development and DBG sales.

5.A.          Results of Operations

For a discussion of our and NPI’s results of operations for the year ended December 31, 2018, including a year-to-year comparison between 2019 and 2018, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Year ended December 31, 2019 compared to year ended December 31, 2018” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations of NPI—Year ended December 31, 2019 compared to year ended December 31, 2018” in our final prospectus filed pursuant to Rule 424(b)(4) on November 20, 2020, which is incorporated by reference herein.

The following tables set forth our results of operations in U.S. dollars and as a percentage of total revenues for the periods presented.

	Year Ended December 31,
	2020	2019
	(in thousands)

Consolidated Statements of Operations Data:
Revenues	$49,202	$33,062
Distribution expenses	6,685	4,252
Development expenses	7,452	6,877
Selling and marketing expenses	1,483	1,981
General and administrative expenses	7,496	4,957
Initial public offering expenses	2,796	-
Depreciation and amortization	11,657	9,685
Profit (loss) from operations	11,633	5,310
Interest expense with respect to funding from related parties	4,343	3,792
Finance income	(21)	(53)
Finance expenses	747	382
Profit (loss) before income taxes expense	6,564	1,189
Income taxes expense	(1,443)	(1,243)
Profit (loss) after income taxes expense	5,121	(54)
Company’s share in gains (losses) of Joint Venture	1,393	(3,924)
Net and total comprehensive income (loss)	$6,514	$(3,978)

	Year Ended December 31,
	2020	2019
	(as a % of revenues in absolute numbers)

Consolidated Statements of Operations Data:
Revenues	100.0%	100.0%
Distribution expenses	13.6	12.9
Development expenses	15.1	20.8
Selling and marketing expenses	3.0	6.0
General and administrative expenses	15.2	15.0
Initial public offering expenses	5.7	0.0
Depreciation and amortization	23.7	29.3
Profit (loss) from operations	23.6	16.0
Interest expense with respect to funding from related parties	8.8	11.5
Finance income	0.0	0.2
Finance expenses	1.5	1.2
Profit (loss) before income taxes expense	13.3	3.6
Income taxes expense	2.9	3.8
Profit (loss) after income taxes expense	10.4	0.2
Company’s share in gains (losses) of Joint Venture	2.8	11.9
Net and total comprehensive income (loss)	13.2%	12.0%

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenues

Revenues for the year ended December 31, 2020 were $49.2 million, an increase of $16.1 million, or 48.8%, compared to $33.1 million for the year ended December 31, 2019.

Revenues from our turnkey solution contracts increased in 2020 by 87.1% to $32.3 million, compared to $17.2 million in 2019. The increase was primarily driven by an increase in the NGR generated by the MSL and Sazka.

Revenues from our games decreased in 2020 by 8.4% to $2 million, compared to $2.2 million in 2019.

Revenues from our contracts with William Hill and Aspire and certain software services we provide to NPI increased by 9.6% in 2020 to $14.9 million, compared to $13.6 million in 2019. This increase was primarily driven by a full year of revenue generated from William Hill’s platform access associated with rolling out the solution into a larger number of states, and by an increase of 51.1% in the revenue generated from NPI due to the launch of our turnkey solution for the AGLC in September 2020.

Distribution expenses

Distribution expenses for the year ended December 31, 2020 were $6.7 million, an increase of $2.4 million, or 57.2%, compared to $4.3 million for the year ended December 31, 2019. The increase was primarily driven by an increase of $4.0 million in processing fees due to an increase of 101.7% in MSL revenues compared to the year ended December 31, 2019.

Development expenses

Development expenses for the year ended December 31, 2020 were $7.5 million, an increase of $0.6 million, or 8.4%, compared to $6.9 million for the year ended December 31, 2019. The increase was primarily driven by the recruitment of additional employees in our Ukraine and Tel Aviv research and development centers.

Selling and marketing expenses

Selling and marketing expenses for the year ended December 31, 2020 were $1.5 million, a decrease of $0.5 million, or 25.1%, compared to $2.0 million for the year ended December 31, 2019. The decrease was primarily driven by a decrease in travel expenses due to the effect of COVID-19 on international traveling, conventions and marketing events.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2020 were $7.5 million, an increase of $2.5 million, or 51.2%, compared to $5.0 million for the year ended December 31, 2019. The increase was primarily driven by the addition of employees in our Tel Aviv office and bonus provisions for certain key employees. In addition, the increase was due to additional professional fees following the change from a private to a public company.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2020 was $11.7 million, an increase of $2 million, or 20.4%, compared to $9.7 million for the year ended December 31, 2019. The increase was primarily driven by an increase in the amortization of our capitalized software costs.

Interest expense with respect to funding from related parties

Interest expense with respect to funding from related parties for the year ended December 31, 2020 was $4.3 million, an increase of $0.5 million, or 14.5%, compared to $3.8 million for the year ended December 31, 2019. The increase was primarily driven by the annual amount associated with the discount amortization schedule for the Promissory Notes.

Income taxes expense

Income taxes expense for the year ended December 31, 2020 was $1.4 million, an increase of $0.2 million, or 16.1%, compared to $1.2 million for the year ended December 31, 2019.

Company’s share in gains (losses) of Joint Venture

Our share in the profit incurred by NPI for the year ended December 31, 2020 was $1.4 million, an increase of $5.3 million compared to $3.9 million losses for the year ended December 31, 2019. This increase was primarily driven by an increase of $7.6 million in the revenues generated under our turnkey solutions with the VAL, NHL and NCEL and the new solution with the AGLC.

Results of Operations of NPI

	Year Ended December 31,
	2020	2019
	(in thousands)
Revenues	$18,032	$3,740
Distribution expenses	16,116	10,480
Selling, general and marketing expenses	776	1,067
Depreciation	405	335
Net and total comprehensive income (loss)	$735	$(8,142)
Net and total comprehensive income (loss) 50%	367	(4,071)
Adjustments	1,026	147
Share in profits (losses) of NPI	1,393	(3,924)

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenues for the year ended December 31, 2020 were $18.0 million, an increase of $14.3 million, or 382.1%, compared to $3.7 million for the year ended December 31, 2019. This increase was primarily driven by an increase in the revenues generated under our turnkey solutions with the VAL, NHL and NCEL and the new solution with the AGLC.

Distribution expenses

Distribution expenses for the year ended December 31, 2020 were $16.1 million, an increase of $5.6 million, or 53.8% compared to $10.5 million for the year ended December 31, 2019. This increase was primarily driven by the set-up costs associated with the launch of our turnkey solution for the AGLC and by increase in processing fees due to increase in revenues.

Selling, general and marketing expenses

Selling and marketing expenses for the year ended December 31, 2020 were $0.8 million, a decrease of $0.3 million, or 27.3% compared to $1.1 million for the year ended December 31, 2019. This decrease was primarily driven by a decrease in marketing expenses due to the effect of the COVID-19 pandemic on conventions and marketing events and by the legal charges incurred by NPI in the litigation with the DoJ in 2019.

Critical Accounting Policies and Significant Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that are the most important to the portrayal of the Company’s financial condition and results of operations, and that require the most difficult, subjective and complex judgments. While the Company’s and NPI’s significant accounting policies are described in more detail in the notes to their respective consolidated financial statements, the most critical accounting policies, discussed below, pertain to areas where judgment of management, historical factors and estimates require a high degree of involvement when determining the final reported balance in the Company’s consolidated financial statements.

Funding transactions with related parties

The fair values of our funding transactions with related parties, the reserve relating to the funding transactions with a related group and the related interest expenses are recorded based on discounted cash flow of the anticipated repayments, discounted by an annual market interest rate determined by a reputable appraiser.

Capitalization of development costs

Costs relating to internally generated intangible assets are capitalized if the criteria for recognition as assets are met. The initial capitalization of costs is based on management’s judgment that technological and economic feasibility criteria are met. In making this judgment, management considers the progress made in each development project and its latest forecasts for each project.

Share based payments/compensation

Share options are vested over service periods, but exercisable only upon consummation of certain events as provided in the grants. Share based compensation expenses are recorded based on the fair values of the options, using the Black-Scholes model assumptions as well as the likelihood of the fulfilment of such events at the respective grant dates.

Revenue Recognition

Revenues are recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring services to a customer. The Company generates its revenues through three streams:

•	royalties from licensing of technological platforms and provision of proprietary games content (which are recognized in the accounting periods in which the gaming transactions occur);

•	fees from use of intellectual property rights (which are recognized over the useful periods of the intellectual property rights); and

•	fees from development services (which are recognized in the accounting periods in which services are provided).

Recent Accounting Pronouncements

Our recent accounting pronouncements are shown in Note 2, W to our consolidated financial statements.

JOBS Act

We are an emerging growth company, as defined in the JOBS Act. We intend to rely on certain of the exemptions and reduced reporting requirements provided by the JOBS Act. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, and (ii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

5.B.          Liquidity and Capital Resources.

We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. Since our inception, we have financed our operations primarily through the Promissory Notes and the WH Credit Facility.

Our primary requirements for liquidity and capital resources are to finance working capital, capital expenditures (including the deposit of performance bonds required under our U.S. contracts) and general corporate purposes. We also fund 50% of the losses of NPI (with Pollard funding the remaining 50%), subject to certain adjustments. We believe that our sources of liquidity and capital resources will be sufficient to meet our business needs for at least the next 12 months.

As of December 31, 2020, we had $50.8 million equity, $56.1 million working capital and $53.7 million cash and cash equivalents, compared to $5.6 million deficit, $9.8 million negative working capital and $6.0 million cash and cash equivalents as of December 31, 2019.

During 2018, we borrowed $4.0 million with a stated annual interest rate of 5.0% and $2.0 million with a stated annual interest rate of 1.0% under the WH Credit Facility. The proceeds were used to fund the costs of new implementation projects during 2018 with the NHL and NCEL. During 2019, we borrowed a total of $6.5 million with a stated annual interest rate of 1.0% under the WH Credit Facility to secure the guarantees and bonding facilities for new contracts with the NCEL and additional prospective customers. During 2020, we borrowed $2.5 million with a stated annual interest of 1.0% and approximately $2.0 million with a stated annual interest of 5.0% under the WH Credit Facility. The proceeds were used to refinance a portion of our debt under the WH Credit Facility and to pay off all interest accrued under the WH Credit Facility. For further information regarding the WH Credit Facility, see Item 7.B. “Related Party Transactions - WH Credit Facility.”

The difference in the interest rates between the calculated fair value interest rate and interest due on these loans was recorded as loan discounts to be amortized over the funding repayment period as additional finance expenses. Accordingly, we recorded interest expenses of $1.2 million in 2019 and $1.4 million in 2020 based on the fair value market interest rate.

Cash Flows

The Company generates its inbound cash flow through the collection of revenues being charged to its customers monthly. The Company’s share of cash generated through North American turnkey contracts is being delivered through regular monthly settlements of net collections of customers’ revenues less NPI’s or Pollard’s share of costs contributed by us to support delivery commitments.

The following table presents the summary cash flows information for the periods presented:

	Year Ended December 31,
	2020	2019	2018
	(in thousands)

Net cash provided by operating activities	$24,518	$15,040	$5,378
Net cash used in investing activities	(12,696)	(17,424)	(11,721)
Net cash provided by financing activities	41,929	5,166	6,000
Net increase (decrease) in cash and cash equivalents	$53,751	$2,782	$(343)

Net cash provided by operating activities

Net cash provided by operating activities for the year ended December 31, 2020 was $24.5 million, an increase of $9.5 million, compared to $15.0 million for the year ended December 31, 2019. The increase primarily resulted from a continued increase in the NGR generated by the MSL and by increase in NPI revenues.

Net cash provided by operating activities for the year ended December 31, 2019 was $15.0 million, an increase of $9.6 million, compared to $5.4 million for the year ended December 31, 2018. The increase primarily resulted from a full year of revenues generated from William Hill for its use of our NeoSphere platform and related services as well as a continued increase in the NGR and GGR generated by the MSL and Sazka.

Net cash used in investing activities

Net cash used in investing activities for the year ended December 31, 2020 was $12.7 million, a decrease of $4.7 million, compared to $17.4 million for the year ended December 31, 2019. The increase was primarily driven by an increase in proceeds received from NPI in 2020 compared to funding to NPI in 2019.

Net cash used in investing activities for the year ended December 31, 2019 was $17.4 million, an increase of $5.7 million, compared to $11.7 million for the year ended December 31, 2018. The increase was primarily driven by the increased number of development personnel, whose contribution was capitalized.

Net cash used in financing activities

Net cash provided by financing activities for the year ended December 31, 2020 was $41.9 million, which was primarily the result of net proceeds from the Company’s initial public offering.

Net cash provided by financing activities for the year ended December 31, 2019 was $5.2 million, which was primarily the result of drawdowns from the WH Credit Facility.

Net cash provided by financing activities for the year ended December 31, 2018 was $6.0 million, which was primarily the result of drawdowns from the WH Credit Facility.

5.C.          Research and Development, Patents and Licenses, Etc.

Our research and development expenses are primarily comprised of costs of our research and development personnel, contractor services in Ukraine and other development-related expenses. Research and development costs are expensed when incurred, except to the extent that such costs qualify for capitalization. We believe continued investments in research and development are important to maintain our competitive strengths and expect research and development costs to increase in absolute dollars, but to decrease as a percentage of total revenues. Research and development expenses, were $7.5 million, $6.9 million and $5.8 million in 2020, 2019 and 2018, respectively.

5.D.          Trend Information.

Not Applicable.

5.E.          Off-Balance Sheet Arrangements

 We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purpose entities and other structured finance entities.

5.F.          Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2020:

	As of December 31, 2020
	In 3 months	Between 3 months and 1 year	More than 1 year	Total
	(in thousands)
Capital notes and accrued interest due to the Aspire Group	$-	$-	$22,419	$22,419
Loans from William Hill	-	2,022	11,155	13,177
Lease liabilities	-	1,651	1,855	3,506
Trade and other payables	4,910	-	-	4,910
Total	$4,910	$3,673	$35,429	$44,012

5.G.          Safe Harbor

See the Section entitled “Forward-Looking Statements” at the beginning of this Annual Report.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

 6.A.          Directors and Senior Management

Executive Officers and Directors

The following table presents information about our executive officers and directors, including their ages as of April 12, 2021:

Name	Age	Position
Executive Officers
Moti Malul	49	Chief Executive Officer, Co-Managing Director and Director
Raviv Adler	47	Chief Financial Officer
Oded Gottfried	51	Chief Technology Officer
Rinat Belfer	41	Chief Operations Officer
Non-Executive Directors
Barak Matalon	50	Non-Executive Director
Aharon Aran	71	Non-Executive Director
Laurent Teitgen(1)	42	Non-Executive Director
John E. Taylor, Jr.(1)	54	Non-Executive Director, Chairman
Lisbeth McNabb(2)	60	Non-Voting, Non-Executive Director

(1)	Independent director in accordance with SEC regulations and Nasdaq rules requirements applicable to the Company.
(2)
Ms. McNabb was appointed as a non-voting member in an observer capacity of our board of directors in January 2021. We intend to nominate Ms. McNabb to be elected as a full voting member of our board of directors at our 2021 annual general meeting of shareholders (the “2021 General Meeting”).

Unless otherwise indicated, the current business addresses for each of our executive officers and each of the members of our board of directors is c/o NeoGames S.A., 5, rue de Bonnevoie, L-1260 Luxembourg, Grand Duchy of Luxembourg.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Moti Malul has served as our Chief Executive Officer since October 2018 and as a member of our board of directors since January 2019. Prior to that, Mr. Malul served as our Executive Vice President of Sales and Business Development for three years. Prior to our spin-off from Aspire in 2014, Mr. Malul served in various roles at Aspire for five years. Prior to joining Aspire, Mr. Malul served for over 12 years in key marketing and management positions in the telecommunications and internet industries, for companies such as Ericsson and Smile Media. Mr. Malul holds a B.A. in Business Administration from Bar-Ilan University in Israel, and an M.B.A from Tel Aviv University in Israel.

Raviv Adler has served as our Chief Financial Officer since 2013. Mr. Adler joined Aspire in 2010 and served as its Director of Finance until 2013. Prior to joining Aspire, Mr. Adler served, and accumulated more than a decade of experience, in key finance roles in a range of multinational companies, such as “Hewlett Packard” and “Ernst & Young”, as well as start-up companies. Mr. Adler holds a B.A. in Business Administration and Accounting from the College of Management Academic Studies in Israel and he is a Certified Public Accountant in Israel.

Oded Gottfried has served as our Chief Technology Officer since our spin-off from Aspire in 2014 and the Chief Technology Officer of NGS, our Israeli subsidiary, since January 2015. Prior to our spin-off from Aspire, Mr. Gottfried served as the Chief Technology Officer of Aspire since 2008. Prior to joining Aspire in 2008 Mr. Gottfried founded two companies and served as their Chief Executive Officer. He also served as an engineer for the Israel Defense Forces. Mr. Gottfried holds a B.Sc in Mathematics & Computer Science from Tel Aviv University in Israel.

Rinat Belfer has served as our Chief Operations Officer since January 2019 after serving as Vice President of Projects of NGS between January 2015 and December 2018. Prior to our spin-off from Aspire in 2014, Ms. Belfer served in a number of roles with Aspire since 2009. Ms. Belfer holds a B.Tech degree in Industrial Engineering and Management from Shenkar College in Israel and an MBA from Ben Gurion University in Israel.

Non-Executive Directors

The following is a brief summary of the business experience of the non-executive members of our board of directors.

      Barak Matalon, the co-founder of Aspire, has served as a member of our board of directors since our spin-off from Aspire in 2014. Mr. Matalon currently serves on the board of directors of Lotym Holdings Ltd., Loty Holdings Ltd. and Aspire and is a member of Aspire’s remuneration committee. Mr. Matalon holds a B.A. in Economics from the Academic College of Tel Aviv Jaffa in Israel.

Aharon Aran has served as member of our board of directors since September 2019. Mr. Aran served as the Chief Executive Officer of TMF Media, Omnicom Media Group-Israel office from 2007 until 2019, and has served as the Chief Executive Officer of the Israeli Audience Research Board since August 2019. Mr. Aran currently serves on the board of directors of Aspire and is a member of its audit committee. Mr. Aran holds a B.A. in Economics and an M.B.A. from Tel Aviv University in Israel.

Laurent Teitgen has served as a member of our board of directors since April 2017. Mr. Teitgen currently serves on the board of directors of Ellomay Luxembourg Holdings S.à r.l., Linda S.A., Folia S.A., Lucas Investments S.A. and Agricultural Investment & Development S.A., and he is a partner at Fidelia S.A. Mr. Teitgen is a resident of Luxembourg and previously held positions with BDO, Intertrust, and TASL (now Orangefield/Vistra).  Mr. Teitgen holds a Bachelor degree in accounting and financial management with a specialization in accounting review from Université de Lorraine, IUT Henri Poincaré.

John E. Taylor, Jr. has served as a member of our board of directors since November 2020. Mr. Taylor served as Chairman of the board of directors of Twin River Worldwide Holdings (NYSE: TRWH) from 2010 to 2016 and as Executive Chairman from 2017 to 2019. Mr. Taylor was formerly the Chief Executive Officer and President of GameLogic, Inc., a provider of internet based games for the regulated gaming industry. Mr. Taylor also served as the President and Chief Executive Officer of Dreamport, the gaming and entertainment subsidiary of GTECH Corporation, a then-NYSE listed company while also serving as a member of the Executive Management Committee of GTECH. Earlier in his career he served as a senior advisor to the Governor of Rhode Island. Mr. Taylor currently serves as a Trustee of Johnson & Wales University and holds a Bachelor of Science degree from Rhode Island College.

Lisbeth McNabb was appointed as a non-voting member in an observer capacity of our board of directors in January 2021. We intend to nominate Ms. McNabb to be elected as a full voting member of our board of directors at the 2021 General Meeting. Ms. McNabb currently serves on the Board of Directors of Nexstar Media Group (Nasdaq: NXST). Over the past 20 years, Ms. McNabb has served in senior leadership roles with category-defining companies including match.com and Linux Foundation. Prior, she began her career in various finance and managerial roles at AT&T, American Airlines and Pepsico Frito-Lay. Ms. McNabb holds a BS in Business from the University of Nebraska and an MBA from Southern Methodist University.

Arrangements Concerning Election of Directors

Our Founding Shareholders are party to a voting agreement pursuant to which the Founding Shareholders will vote as one group with regard to any matter relating to the nomination, election, appointment or removal of directors.

6.B.          Compensation

Executive Officer and Board Member Compensation

The compensation for each of our executive officers is comprised of the following elements: base salary, bonus, contractual benefits, and pension contributions. The total amount of compensation paid and benefits in kind provided to our executive officers and members of our board of directors other than our independent directors for the 2020 financial year was $1,502,978. This amount includes $130,812 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses. The amount of compensation paid to our independent directors is as follows: Mr. John E. Taylor Jr. received cash compensation of $40,000 and equity compensation in the form of a grant of 48,581 options, vesting over a period of two years annually from November 18, 2020, with an exercise price of $17 per option; and Mr. Laurent Teitgen received cash compensation of $5,142. We do not currently maintain any bonus or profit-sharing plan for the benefit of our executive officers; however, upon approval of the compensation committee of the board we intend to offer to certain of our executive officers annual bonuses pursuant to terms to be approved by the board. We make monthly contributions to pension, retirement or similar benefits to our executive officers as required under Israeli law or any other relevant jurisdiction.

Executive Officer and Board Member Employment Agreements

Each of the Company’s executive officers is employed under an employment agreement for an indefinite period of time. These agreements contain customary provisions regarding noncompetition, nonsolicitation, confidentiality of information and assignment of inventions.

Long-Term Incentive Plans

2015 Plan (Amended 2019)

The 2015 Share Option Plan was adopted on January 29, 2015 and amended thereafter (the “2015 Plan”). The 2015 Plan provides for the grant of options to acquire Ordinary Shares of the Company. As of April 12, 2021, there were outstanding options granted under the 2015 Plan covering 1,647,294 Ordinary Shares of the Company at a weighted average exercise price of $1.48, out of which 1,209,907 were vested and 437,387 were unvested.

All our employees and consultants are eligible to participate in the 2015 Plan. All outstanding options to purchase Ordinary Shares of the Company granted under the 2015 Plan that are held by employees of NGS, are subject to the beneficial tax arrangement known as the trustee capital gains route of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961.

Our board of directors determines the terms and conditions of the options granted including the vesting terms and the exercise price. The terms and conditions are set forth in the applicable options agreement. The terms and conditions of individual options may vary.

Following the completion of our initial public offering, the Company ceased granting options under the 2015 Plan. Any options granted under the 2015 Plan that expire will be added to the pool of the 2020 Plan (as defined below). The 2015 Plan will continue to apply to all previously granted options.

2020 Plan

In connection with our initial public offering, we adopted an omnibus equity plan by the name of 2020 Incentive Award Plan (the “2020 Plan”), which allows for the grant of various equity awards such as options, share appreciation rights, restricted shares, restricted share units and other equity based awards. The 2020 Plan includes a pool of 132,750 Ordinary Shares which shall be increased automatically upon expiration of any option granted under the 2015 Plan and by an annual increase on the first day of each calendar year beginning January 1, 2021 and ending on and including January 1, 2030, equal to the lesser of (A) 3% of the aggregate number of shares outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by our board of directors. As of April 12, 2021, there were outstanding options granted under the 2020 Plan covering 60,726 Ordinary Shares of the Company at a weighted average exercise price of $17.0, of which 59,967 were unvested.

The 2020 Plan is managed by our board of directors or by a committee thereof nominated for the purpose of administrating the 2015 Plan.

The administrator has the authority to determine the terms and conditions of the awards granted under the 2020 Plan. However, the exercise price of options and share appreciation rights must be no less than the fair market value of the shares at the time of grant.

The 2020 Plan includes an Israeli sub-plan for the purpose of enabling the Company to grant Israeli employees awards under the tax beneficial route known as the trustee capital gains route of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961. The Company has filed the 2020 Plan for approval by the Israel Tax Authority.

Insurance and Indemnification

We provide liability insurance for our directors and officers against certain liabilities, which they may incur in connection with their activities on our behalf.

Our articles of association provide that directors and officers, past and present, are entitled to indemnification from us to the fullest extent permitted by Luxembourg law, against liabilities and all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit, or proceeding in which he or she is involved by virtue of him or her being or having been a director or officer of the Company and against amounts paid or incurred by him or her in the settlement thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions of our articles of association or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

 6.C.          Board Practices

Board Composition

Our board of directors is currently comprised of five voting members and one non-voting member in an observer capacity. Each member of our board of directors is elected for a term ending at the occasion of the 2021 General Meeting. At the 2021 General Meeting we intend to expand our board of directors to be comprised of six voting members. A director may be re-appointed. Our directors are elected at our general meeting of shareholders in accordance with our articles of association. Pursuant to our articles of association, for so long as the Founding Shareholders (i) own in the aggregate at least 40.0% of the issued and outstanding share capital of the Company, a number of directors equal to 50.0% of the total number of directors will be elected from nominees selected by the Founding Shareholders, (ii) own in the aggregate at least 25.0% of the issued and outstanding share capital of the Company, a number of directors equal to 33.0% of the total number of directors will be elected from nominees selected by the Founding Shareholders, and (iii) own in the aggregate at least 15.0% of the issued and outstanding share capital of the Company, one director will be elected from nominees selected by the Founding Shareholders.

Foreign Private Issuer Status

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Controlled Company Exemption

In addition to exemptions on which we may rely as a foreign private issuer, our Founding Shareholders beneficially own more than 50% of the voting power of our shares eligible to vote in the election of directors, and we may therefore be able to rely on certain exemptions as a “controlled company” as set forth in the Nasdaq rules. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect to utilize exemptions from certain corporate governance standards, including the requirement (1) that a majority of the board of directors consist of independent directors, (2) to have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. We utilize the exemption from the requirement to have a majority of the board of directors consist of independent directors. In the event that we cease to be a “controlled company,” and to the extent we may not rely on similar exemptions as a foreign private issuer, we will be required to comply with these provisions within the applicable transition periods so long as our Ordinary Shares continue to be listed on Nasdaq.

Board Committee Composition

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

The audit committee, which consists of John E. Taylor, Jr., Laurent Teitgen and Aharon Aran, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. John E. Taylor Jr. serves as chair of the committee. We intend to nominate Lisbeth McNabb to be elected as a full voting member of our board of directors at the 2021 General Meeting. Subject to Ms. McNabb’s election, she will serve as a member of the audit committee and will chair the committee. Upon Ms. McNabb’s addition to the audit committee, Mr. Aran intends to resign from his position as an audit committee member. The audit committee consists (and will continue to consist upon the election of Ms. McNabb) exclusively of members of our board of directors who are financially literate, and John E. Taylor, Jr. is considered an “audit committee financial expert” as defined by the SEC. Our board has determined that John E. Taylor, Jr., Laurent Teitgen and Lisbeth McNabb meet the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with Nasdaq rules.

The audit committee is responsible for:

•	recommending the appointment of the independent auditor to the general meeting of shareholders;

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to our board of directors on at least an annual basis;

•
reviewing and discussing with our board of directors and the independent auditor our annual audited financial statements and quarterly financial statements prior to the filing of the respective annual and quarterly reports;

•
reviewing our compliance with laws and regulations, including major legal and regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements; and

•	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee meets as often as one or more members of our audit committee deem necessary, but in any event meets at least four times per year. The audit committee meets at least once per year with our independent accountant, without our executive officers being present.

Compensation Committee

The compensation committee, which consists of John E. Taylor, Jr. and Laurent Teitgen, assists our board of directors in determining executive officer compensation. John E. Taylor, Jr. serves as chair of the committee. We intend to nominate Lisbeth McNabb to be elected as a full voting member of our board of directors at the 2021 General Meeting. Subject to Ms. McNabb’s election, she will serve as a member of the compensation committee. The committee recommends to our board of directors the compensation of each of our executive officers. Under SEC and Nasdaq rules, there are heightened independence standards for members of our compensation committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. All of our compensation committee members (as well as Ms. McNabb) meet this heightened standard.

The compensation committee is responsible for:

•	identifying, reviewing and approving corporate goals and objectives relevant to executive officer compensation;

•	analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of our executive officers;

•	evaluating each executive officer’s performance in light of such goals and objectives and determining each executive officer’s compensation based on such evaluation;

•
determining any long-term incentive component of each executive officer’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally;

•	periodically reviewing, in consultation with our Chief Executive Officer, our management succession planning; and

•	reviewing and assessing risks arising from our compensation policies and practices for our employees and whether any such risks are reasonably likely to have a material adverse effect on us.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which consists of John E. Taylor, Jr. and Laurent Teitgen, assists our board of directors in identifying individuals qualified to become members of our board of directors consistent with criteria established by our board of directors and in developing our corporate governance principles. John E. Taylor, Jr. serves as chair of the committee. We intend to nominate Lisbeth McNabb to be elected as a full voting member of our board of directors at our 2021 General Meeting. Subject to Ms. McNabb’s election, she will serve as a member of the nominating and corporate governance committee.

The nominating and corporate governance committee is responsible for:

•	drawing up selection criteria and appointment procedures for board members;

•	reviewing and evaluating the composition, function and duties of our board of directors;

•	recommending nominees for selection to our board of directors and its corresponding committees;

•	making recommendations to our board of directors as to determinations of board member independence;

•	leading our board of directors in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively;

•	overseeing and recommending for adoption by the general meeting of shareholders the compensation for our board members; and

•
developing and recommending to our board of directors our rules governing the board of directors and code of business conduct, reviewing and reassessing the adequacy of such rules and recommending any proposed changes to our board of directors.

Duties of Board Members and Conflicts of Interest

Under Luxembourg law, members of our board of directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. The members of our board of directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, the members of our board of directors must ensure compliance with our articles of association. In certain limited circumstances, a shareholder has the right to seek damages if a duty owed by a member of our board is breached.

Pursuant to Luxembourg law, any director having a direct or indirect financial interest in a transaction submitted for approval to our board of directors may not participate in the deliberations and vote thereon, unless the transaction is not in the ordinary course of our business and conflicts with our interest, in which case the director shall be obliged to advise our board of directors thereof and to cause a record of such director’s statement to be included in the minutes of the meeting. He or she may not take part in these deliberations nor vote on such a transaction. At the next general meeting of shareholders, before any other resolution is put to a vote, a special report shall be made on any transactions in which any of the directors may have had an interest that conflicts with our interest.

Directors’ service contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our Company or any of our subsidiaries.

6.D.          Employees

As of December 31, 2020, the Company had 153 employees, located predominantly in Israel and an additional 147 dedicated contractors located in Ukraine.

Our goal is to attract and retain highly qualified and motivated personnel. We also engage contractors to support our efforts. None of our employees and service providers are subject to a collective bargaining agreement. We consider our employee relations to be good and we have never experienced a work stoppage.

We are committed to maintaining a working environment in which diversity and equality of opportunity are actively promoted and all unlawful discrimination is not tolerated. We are committed to ensuring employees are treated fairly and are not subjected to unfair or unlawful discrimination. We value diversity and to that end recognize the educational and business benefits of diversity amongst our employees, applicants and other people with whom we have dealings.

6.E.          Share Ownership

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions - Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Compensation - Long-Term Incentive Plans.”

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

 7.A.          Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of April 12, 2021 by:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding Ordinary Shares;

•	each of our executive officers and directors; and

•	all of our executive officers and directors as a group.

For further information regarding material transactions between us and principal shareholders, see Item 7.B. “Related Party Transactions.”

The number of Ordinary Shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the person has sole or shared voting power or investment power. Additionally, Ordinary Shares that a person has the right to acquire within 60 days of April 12, 2021 through the exercise of any option, warrant or other right are deemed to be outstanding and to be beneficially owned by such person for purposes of computing the percentage ownership of such person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares held by that person.

The percentage of Ordinary Shares beneficially owned is computed on the basis of 24,983,855 Ordinary Shares outstanding as of April 12, 2021.

The information set forth below regarding the beneficial ownership for each of our principal shareholders has been furnished by such shareholders. Unless otherwise indicated below, the address for each beneficial owner listed is NeoGames S.A., 10 Habarzel Street, Tel Aviv, 6971014, Israel.

Name of beneficial owner	Number	Percent
5% or Greater Shareholders
William Hill(1)	6,127,257	24.5%
Elyahu Azur(2)	3,193,717	12.8%
Pinhas Zahavi(3)	3,193,717	12.8%
Executive officers and directors
Moti Malul(4)	354,177	1.4%
Raviv Adler(5)	90,428	*
Oded Gottfried(6)	703,852	2.8%
Rinat Belfer(7)	46,152	*
Barak Matalon(8)	5,109,948	20.5%
Aharon Aran(9)	1,277,486	5.1%
Laurent Teitgen	-	-
John E. Taylor, Jr.(10)	14,709	*
Lisbeth McNabb	-	-
All executive officers and directors as a group (9 persons)(11)	7,596,752	29.6%

* Indicates beneficial ownership of less than 1% of the total outstanding Ordinary Shares.

(1) The address for William Hill Organization Limited is 1 Bedford Avenue, London WC1B 3UA.

(2) Based on information reported on a Schedule 13G filed on February 16, 2020, Mr. Azur holds 3,193,717 Ordinary Shares. The address for Mr. Azur is 6 Hertzel St., Tel-Aviv, Israel.

(3) Based on information reported on a Schedule 13G filed on February 16, 2020, Mr. Zahabi holds 3,193,717 Ordinary Shares. The address for Mr. Zahavi is 4 Voiotias St., limassol, Cyprus.

(4) Shares beneficially owned includes 299,523 options currently exercisable, and 54,654 options exercisable within 60 days of April 12, 2021, for Ordinary Shares of the Company.

(5) Shares beneficially owned includes 86,025 options currently exercisable, and 4,403 options exercisable within 60 days of April 12, 2021, for Ordinary Shares of the Company.

(6) Shares beneficially owned includes 540,607 Ordinary Shares of the Company and 163,245 options exercisable for Ordinary Shares of the Company.

(7) Shares beneficially owned includes 35,221 options currently exercisable, and 10,931 options exercisable within 60 days of April 12, 2021, for Ordinary Shares of the Company.

(8) Based on information reported on a Schedule 13G filed on February 16, 2020, Mr. Matalon holds 5,109,948 Ordinary Shares. The address for Mr. Matalon is 10 Habarzel St., Tel Aviv, Israel.

(9) Based on information reported on a Schedule 13G filed on February 16, 2020, Mr. Aran holds 1,277,486 Ordinary Shares. The address for Mr. Aran is 32 Tuval St. Ramat Gan, Israel.

(10) The address for Mr. Taylor is 10 Habarzel St., Tel Aviv, Israel.

(11) Shares beneficially owned includes 6,942,750 Ordinary Shares of the Company and 654,002 options exercisable for Ordinary Shares for the Company.

Our directors and executive officers hold, in the aggregate, options exercisable for 584,014 Ordinary Shares, as of April 12, 2021. The options have a weighted average exercise price of $1.42 per share and have expiration dates generally 10 years after the grant date of the option.

Changes in Ownership of Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2018.

The major shareholders listed above do not have voting rights with respect to their Ordinary Shares that are different from the voting rights of other holders of our Ordinary Shares.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of March 31, 2021, there were 10 registered holders of our Ordinary Shares, one of which (Cede & Co., the nominee of the Depositary Trust Company) is a United States registered holder, holding approximately 22.1% of our outstanding Ordinary Shares.

7.B.          Related Party Transactions

The following is a description of our ongoing or presently proposed related party transactions since January 1, 2020.

Relationship with Aspire

NeoGames was established as an independent company in 2014, following a spin-off from Aspire, a B2C and B2B service provider in the iGaming industry. Barak Matalon and Aharon Aran, members of our board of directors, are also members of Aspire’s board of directors. Further, Barak Matalon, Elyahu Azur, Pinhas Zahavi and Aharon Aran, who collectively own a majority of the shares of Aspire, hold approximately 51.1% of our Ordinary Shares.

Prior to our spin-off from Aspire, our management team was responsible for the iLottery business of Aspire. As part of the spin-off, NeoGames has entered into the following agreements with the Aspire Group:

Framework Agreement

On April 24, 2015, with effect as of April 30, 2014, NeoGames entered into an agreement (the “Aspire Framework Agreement”) with Aspire and AG Software Limited (“AG Software”), a member of the Aspire Group, that provides the framework for the restructuring and the separate operation of each of the parties and their respective businesses. NeoGames acquired from the Aspire Group the suite of software products used solely in the iLottery market, as well as the rights to certain contracts held by the Aspire Group, in consideration for the Promissory Notes.

Transition Services Agreement

On June 15, 2015, with effect as of April 30, 2014, NeoGames entered into a transition services agreement (as amended on August 6, 2015, the “Aspire Transition Services Agreement”) with Aspire and William Hill pursuant to which NeoGames agreed to provide Aspire with certain dedicated development, maintenance and support services necessary for the operation of Aspire’s business. These services are now primarily provided by teams that are dedicated to Aspire and are employees of Aspire, but NeoGames’ employees supervise the software development work of Aspire’s employees to ensure that their work is released within the overall release plan and does not interfere with other functions of the platform. We received approximately $2.4 million, $4.0 million and $3.4 million pursuant to the Aspire Transition Services Agreement in the years ended December 31, 2020, 2019 and 2018, respectively. Pursuant to the terms of the Aspire Transition Services Agreement, rights in the work product created by Aspire for the sole benefit of Aspire are owned by Aspire and rights in the work product created by NeoGames for the sole benefit of NeoGames are owned by NeoGames. However, rights in the work product created for the benefit of both NeoGames and Aspire are owned by NeoGames and licensed to Aspire under the terms of the Aspire Software License Agreement.

Trademark License Agreement

On April 24, 2015, NeoGames entered into a trademark license agreement with Aspire and William Hill (as amended and restated on August 6, 2015, the “Aspire Trademark License Agreement”) pursuant to which Aspire granted to NeoGames an exclusive license to use the “NEOGAMES” trademark in connection with our business. In September 2020, Aspire and NeoGames executed a trademark assignment agreement and filed deeds of assignment in respect of the registered NEOGAMES trademarks in the EU and the United States that has been recorded in the public registrar.

Promissory Notes

On April 24, 2015, with effect as of April 30, 2014, NeoGames issued to Aspire and AG Software promissory notes (as amended and restated, the “Promissory Notes”) in aggregate principal amounts of approximately $3.0 million and $5.5 million, respectively. On May 18, 2017, the aggregate principal amount of the Promissory Note issued to Aspire was increased from $3.0 million to $16.3 million (bringing the aggregate principal amount of the Promissory Notes to approximately $21.8 million). The Promissory Notes bear interest at a rate of 1.0% per annum, payable on a quarterly basis in arrears, and mature on March 31, 2022.

Aspire Software License Agreement

In April 2015, NeoGames entered into a software license agreement (as amended in August 2015 and in June 2018, the “Aspire Software License Agreement”) with AG Software, Aspire and William Hill, pursuant to which ownership of intellectual property in a suite of software products was allocated between NeoGames and Aspire. In accordance with the Aspire Software License Agreement, software used in both the iLottery business and the iGaming business (the “Mixed-Use Software”) remained in the ownership of Aspire but was exclusively and irrevocably licensed to NeoGames for use in our iLottery business. The Mixed-Use Software includes components such as the wallet, cashier functions and random numbers generator used in our iLottery offerings.

The license from Aspire allows NeoGames to use the Mixed-Use Software to (i) facilitate its iLottery business worldwide, (ii) design, develop and implement online gaming, lottery or sports products and services for B2B customers in the gaming and sports businesses in the United States, (iii) grant a sub-license to William Hill for use when William Hill is operating under its own brand, and under certain circumstances when William Hill is operating under third-party brands, for its gaming and sports business and (iv) design, develop and implement games content (including scratch card, instant win, table and casino games) to customers (except for platform providers or white label companies who are competitors of Aspire) worldwide. The license from Aspire allows NeoGames to make broad use of the Mixed-Use Software in connection with the foregoing rights, including but not limited to adapting, modifying or enhancing it, granting sub-licenses, and distributing and selling it.

Meanwhile, Aspire can use the Mixed-Use Software to (i) facilitate its B2C gaming or sports business worldwide, (ii) facilitate its B2C iLottery business worldwide (except in jurisdictions where NeoGames operates its iLottery business), (iii) design, develop and implement online gaming, lottery or sports products and services for B2G customers in the iLottery business (except in the United States) and (iv) offer online games content (including scratch card, instant win, table and casino games) to customers (except for B2G customers in the United States and certain competitors of NeoGames) worldwide.

Pursuant to the terms of the Aspire Software License Agreement, the WH Features (as defined below) and modifications to the Mixed-Use Software developed by NeoGames and used exclusively in the iLottery offering are owned by NeoGames and licensed to Aspire on the same terms as Aspire’s rights to use the Mixed-Use Software set forth above. Pursuant to the terms of the Aspire Software License Agreement, modifications to the Mixed-Use Software developed by Aspire and used exclusively in the iGaming offering are owned by Aspire and licensed to NeoGames on the same terms as NeoGames’ license to the Mixed-Use Software set forth above.

In accordance with the terms of the Aspire Software License Agreement, NeoGames is not permitted to design, develop or implement casino and slots content for games aggregators, and Aspire is not permitted to design, develop and implement scratch and instant content for games aggregators.

Cost Allocation Agreement

On July 8, 2015, with effect as of June 15, 2014, NGS entered into a cost allocation agreement with Aspire Global Marketing Solutions pursuant to which each party has agreed to bear certain costs that are then recovered at cost from the other party. We paid $1.4 million, $1.5 million and $1.5 million and received $0.2 million, $0.2 million and $0.2 million in the years ended December 31, 2020, 2019 and 2018, respectively.

Relationship with William Hill

We have a strategic partnership with William Hill, who is our client (with respect to certain software development projects and licensing rights described below), our lender (with respect to the credit facility described below) and our largest shareholder.

Shareholders’ Agreement

On August 6, 2015, we entered into an Investment and Framework Shareholders’ Agreement with William Hill and certain of our shareholders (the “Shareholders’ Agreement”), pursuant to which we issued 56,003,584 of our Ordinary Shares to William Hill for an aggregate purchase price of $25.0 million. Pursuant to the Shareholders’ Agreement, William Hill also had the right to appoint a member of our board of directors.

Pursuant to the Shareholders’ Agreement, William Hill was granted two option rights to purchase the Ordinary Shares held by certain of our shareholders. The first option lapsed in 2019 and was not exercised. The second option allows William Hill to purchase the Ordinary Shares held by certain of our shareholders at the greater of $182.0 million and a price per share based on a multiple (between seven and 12.5, depending on the portion of the Company’s revenues attributable to the Michigan iLottery) of the Company’s earnings before interest and taxes for the year ended December 31, 2020. William Hill has waived this option prior to the completion of our initial public offering on Form F-1.

Upon the completion of our initial public offering, the Shareholders’ Agreement terminated.

WH Credit Facility

On August 6, 2015, William Hill made available to us a credit facility (the “WH Credit Facility”) in the principal amount of $15.0 million, bearing interest at the rate of 5.0% per annum. On June 18, 2018, the WH Credit Facility was amended so that $10.0 million out of the $15.0 million would bear interest at the rate of 1.0% per annum and the remaining $5.0 million would continue to bear interest at the rate of 5.0% per annum.

On October 20, 2020, we entered into a loan agreement with William Hill Finance Limited (“WHFL”), an affiliate of William Hill, which sets out amended terms and repayment schedule with respect to our outstanding loans under the WH Credit Facility (the “Loan Agreement”).

In the years ended December 31, 2018 and 2019, WHFL extended to us the following loans under the WH Credit Facility: (a) on March 13, 2018, an amount of $4.0 million (“Tranche A”), (b) on October 11, 2018, an amount of $2.0 million (“Tranche B”), (c) on January 29, 2019, an amount of $3.0 million (“Tranche C”) and (d) on September 27, 2019, an amount of $3.5 million (“Tranche D”).

On September 18, 2020, WHFL extended to us a loan of $2.5 million (“Tranche E”), which was immediately used to pay off a portion of Tranche A. On September 18, 2020, WHFL also extended to us a loan of $2.0 million under the WH Credit Facility (“Tranche F”), which was immediately used to pay off the remaining principal amount of Tranche A and all interest accrued under the WH Credit Facility as of such date. Therefore, the aggregate amount outstanding remained below $15.0 million and was approximately $13.2 million as of December 31, 2020.

Pursuant to the Loan Agreement, the maturity date for Tranches B, C, D and E is June 15, 2023, and the maturity date for Tranche F is June 30, 2021. As of December 31, 2020, we may not draw any additional funds under the WH Credit Facility. Tranche F bears interest at a rate of 5.0% per annum and Tranches B, C, D and E bear interest at a rate of 1.0% per annum.

Pursuant to the Loan Agreement, WHFL has the right to appoint an observer to attend each of our board meetings until the full repayment of the loan facilities.

Pursuant to the Loan Agreement, all present and future amounts owed under the WH Credit Facility must be secured by a pledge over the shares of NGS and NeoGames US, LLP, wholly owned subsidiaries of the Company.

Upon a change of control in the Company, WHFL is entitled to cancel the WH Credit Facility and declare all amounts outstanding thereunder, together with all other amounts accrued under the Loan Agreement, due and payable upon not less than five business days’ notice.

WHG License

On June 18, 2018, we entered into a binding term sheet (the “WH Term Sheet”) with WHG (International) Ltd. (“WHG”), an affiliate of William Hill. Pursuant to the WH Term Sheet, we granted WHG a sub-license (the “WHG License”) to use the NeoSphere platform, subject to certain branding restrictions, through any channel and for use in any product offering.

The WHG License is irrevocable for the term of the WH Term Sheet, which is in effect until a Master Software Development License Agreement (contemplated by the WH Term Sheet) is entered into by the parties (the “MSDLA”).

Furthermore, pursuant to the WH Term Sheet, we granted WHG the option to convert the WHG License into a perpetual license (the “IP Option”) for a payment of £15.0 million upon the earlier of the termination of the MSDLA, once entered into, or a change of control of NeoGames. We have also agreed to provide WHG with the IP Option following the completion of a four year period from the date of the WH Term Sheet. The Company and WHG are in the process of negotiating the MSDLA.

Pursuant to the WH Term Sheet, we have agreed to make available to WHG a dedicated team that provides support services (the “WH Services”) for WHG projects related to the NeoSphere platform.

Our revenues from these arrangements were approximately $6.7 million, $5.7 million and $2.4 million in the years ended December 31, 2020, 2019 and 2018, respectively.

NeoGames and WHG have agreed on certain exclusivity obligations in the United States. WHG is prohibited from using the NeoSphere platform in competition with NeoGames in the iLottery business. NeoGames is prohibited from using the NeoSphere platform in competition with WHG in the B2C sports betting business, but is not prohibited from independently using the NeoSphere platform in the B2B sports betting business.

All intellectual property developed in connection with the WH Services, including both features developed by NeoGames for WHG (“WH Features”) and features jointly developed by WHG and NeoGames, are owned by, and fully vested in, NeoGames. We are generally prohibited from providing the WH Features to any party other than our existing customers and Aspire, subject to certain limitations.

Consultant Agreement

On June 1, 2015, NGS and LOTYM HOLDINGS LTD. (“LOTYM”) entered into an agreement pursuant to which LOTYM provides to NGS consulting services through Barak Matalon (one of the Founding Shareholders) for a monthly consideration in the amount of NIS 45,000 (plus VAT). The agreement has an unlimited term, and may be terminated for convenience by either party, subject to 180-days’ prior written notice. Mr. Matalon and LOTYM have signed undertakings, effective through the term of the agreement and for 12 months following its termination, regarding (i) ownership in inventions by, and assignment thereof to, the Company, (ii) non-competition against the Company, and (iii) non-solicitation of its employees consultants, suppliers, customers, investors and any party commercially engaged by it. The Company paid to the LOTYM $158 thousand, $153 thousand and $149 thousand in the years ended December 31, 2020, 2019 and 2018.

Voting Agreement

The Founding Shareholders have entered into a voting agreement pursuant to which the Founding Shareholders vote as one group with regard to any matter relating to the nomination, election, appointment or removal of directors.

Other Agreements with Directors and Executive Officers

We have entered into employment agreements with each of our executive officers in the ordinary course of business. The agreements provide for the terms of each individual’s employment or service with the Company. Since our inception, we have also granted to our executive officers and to certain of our directors options to purchase Ordinary Shares. For a description of transactions and arrangements with our directors and executive officers, see Item 6.B “Compensation - Executive Officer and Board Member Compensation” and Item 6.B. “Compensation  - Executive Officer and Board Member Employment Agreements.”

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a policy providing that the audit committee will review and approve or ratify material transactions, arrangements, or relationships in which we participate and in which any related person has or will have a direct or indirect material interest. A “related person” is a director, director-nominee, executive officer, or beneficial holder of more than 5% of any class of our voting securities or an immediate family member thereof. A transaction involving an amount in excess of $120,000 is presumed to be a material transaction, though transactions involving lower amounts may be material based on the facts and circumstances. Direct or indirect material interests may arise by virtue of control or significant influence of the related person to the transaction or by a direct or indirect pecuniary interest of the related person in the transaction. Under this policy, the audit committee shall review whether the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and the extent of the related person’s interest in the transaction, and shall also take into account the conflicts of interest and corporate opportunity provisions of the Code of Ethics and Conduct that we have adopted. All of the transactions described above were entered into prior to the adoption of this policy.

Certain of the foregoing disclosures are summaries of agreements, and are qualified in their entirety by reference to such agreements.

7.C.          Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

8.A.          Consolidated Statements and Other Financial Information

See Item 18 “Financial Statements.”

Legal Proceedings

The Wire Act

The Wire Act provides that anyone engaged in the business of betting or wagering that knowingly uses a wire communication facility for the transmission in interstate or foreign commerce of bets or wagers or information assisting in the placing of bets or wagers on any sporting event or contest, or for the transmission of a wire communication which entitles the recipient to receive money or credit as a result of bets or wagers, or for information assisting in the placing of bets or wagers, will be fined or imprisoned, or both. However, the Wire Act notes that it shall not be construed to prevent the transmission in interstate or foreign commerce of information for use in news reporting of sporting events or contests, or for the transmission of information assisting in the placing of bets or wagers on a sporting event or contest from a state or foreign country where betting on that sporting event or contest is legal into a state or foreign country in which such betting is legal.

In 2011, the DoJ issued the 2011 Opinion to the effect that the conduct prohibited by the Wire Act was limited to sports gambling. In January 2019, the DoJ published the 2019 Opinion reversing the position.

As a result of the 2019 Opinion, NPI, along with the NHL and Pollard, commenced litigation in federal district court in New Hampshire challenging the 2019 Opinion. In June 2019, the U.S. District Court for the District of New Hampshire ruled that the Wire Act is only applicable to sports betting and related activities. The NH Decision also set aside the 2019 Opinion, leaving the 2011 Opinion as the DoJ’s only stated opinion on the subject. The DoJ appealed the NH Decision in October 2019, and a hearing on the appeal took place in June 2020. In January 2021, the federal Court of Appeals for the First Circuit denied the appeal by DoJ seeking to uphold the 2019 Opinion. By denying the appeal, the Court confirmed the previous 2011 Opinion, which concluded that the Act applies only to sports betting. The case may eventually reach the US Supreme Court, however this will depend on the position of the incoming U.S. administration on the issue.

At this stage, it is not clear whether our U.S. state lottery customers will be impacted if the Wire Act is held to extend to state lotteries. Furthermore, the DoJ stated in its appeal that it has not formed a view on the application of the Wire Act to state lotteries and, if the DoJ were ever to form the view that the Wire Act does apply, any enforcement would need to take into consideration the consequences of doing so given the nature of the public purposes for which the state lotteries raise money. In addition, we employ processes to limit any risk of implicating the Wire Act, such as geo-gating and maintaining servers within the states in which we operate, although it is possible that the DoJ may take the position that such servers are used in interstate commerce. For additional information on the potential risks connected with this litigation see Item 3.D. “Key Information - Risk Factors - Risks Relating to Regulation of our Business - Changing enforcement of the Wire Act may negatively impact our and our customers’ operations, business, financial condition or prospects.”

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. Other than as described above in “- The Wire Act,” we are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

Dividend Policy

We do not anticipate paying any cash dividends on our Ordinary Shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business.

There are no legislative or other legal provisions currently in force in Luxembourg or arising under our articles of association that restrict the payment of dividends or distributions to holders of our Ordinary Shares not residing in Luxembourg, except for withholding tax requirements and regulations restricting the remittance of dividends, distributions and other payments in compliance with United Nations and EU sanctions. Under Luxembourg law the amount and payment of dividends or other distributions is determined by a simple majority vote at a general meeting of shareholders based on the recommendation of our board of directors, except in certain limited circumstances. Pursuant to our articles of association, our board of directors has the power to pay interim dividends or make other distributions in accordance with applicable Luxembourg law.

Distributions (in the form of either dividends, share premium or capital surplus reimbursements) may be lawfully declared and paid if our net profits and/or distributable reserves are sufficient under Luxembourg law.

•
Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. The allocation to the legal reserve becomes compulsory again when the legal reserve no longer represents 10% of our issued share capital. The legal reserve is not available for distribution. As of December 31, 2020 we had no legal reserve.

•
Under Luxembourg law, the amount of distributions paid to shareholders (including in the form of dividends, share premium reimbursements or capital surplus reimbursements) may not exceed the amount of profits at the end of the last financial year plus any profits carried forward and any amounts drawn from reserves that are available for that purpose, less any losses carried forward and sums to be placed in reserve in accordance with Luxembourg law or our articles of association. Furthermore, no distributions (including in the form of dividends, share premium reimbursements or capital surplus reimbursements) may be made if net assets were, at the end of the last financial year (or would become, following such a distribution), less than the amount of the subscribed share capital plus the non-distributable reserves. Distributions in the form of dividends may only be made out of net profits and profits carried forward, whereas distributions in the form of share premium reimbursements may only be made out of available share premium and distributions in the form of capital surplus reimbursements may only be made out of available capital surplus.

The amount of any future dividend payments we may make will depend on, among other factors, our strategy, future earnings, financial condition, cash flow, working capital requirements, capital expenditures and applicable provisions of our articles of association. Any profits we declare as dividends and any share premium or capital surplus we distribute will not be available to be reinvested in our operations.

We have not declared nor paid dividends in any of the years ended December 31, 2018, 2019 and 2020.

 8.B.          Significant Changes

None.

ITEM 9.  THE OFFER AND LISTING

 9.A.          Offer and Listing Details

Our Ordinary Shares commenced trading on Nasdaq on November 19, 2020. Prior to this, no public market existed for our Ordinary Shares.

9.B.          Plan of Distribution

Not applicable.

9.C.          Markets

Our Ordinary Shares have been listed on Nasdaq since November 19, 2020, under the symbol “NGMS.”

9.D.          Selling Shareholders

Not applicable.

9.E.          Dilution

Not applicable.

9.F.          Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

10.A.          Share Capital

Not applicable.

10.B.          Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. Other than as set forth below, the information called for by this Item 10.B. is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

We are registered with the Luxembourg Trade and Companies’ Register under number B186309. Our corporate purpose, as stated in Article 4 of our articles of association, is to develop activities in relation with iLottery and iGaming solutions and services as well as any related areas. This includes the (i) the acquisition, holding and disposal, in any form, by any means, whether directly or indirectly, of participations, rights and interests in, and obligations of, Luxembourg and foreign companies, (ii) the acquisition by purchase, subscription, or in any other manner, as well as the transfer by sale, exchange or in any other manner of stock, partnership interests, bonds, debentures, notes and other securities or financial instruments of any kind (including notes or parts or units issued by Luxembourg or foreign mutual funds or similar undertakings) and receivables, claims or loans or other credit facilities and agreements or contracts relating thereto, and (iii) the ownership, administration, development and management of a portfolio of assets (including, among other things, the assets referred to in (i) and (ii) above).

The Company may borrow in any form. It may enter into any type of loan agreement and it may issue notes, bonds, debentures, certificates, shares, beneficiary parts, warrants and any kind of debt or equity securities including under one or more issuance programmes. The Company may further list all or part of its shares on a regulated or unregulated stock exchange in or outside of the European Union. The Company may lend funds including the proceeds of any borrowings and/or issues of securities to its subsidiaries, affiliated companies or any other company.

The Company may also give guarantees and grant security interests over some or all of its assets including, without limitation, by way of pledge, transfer or encumbrance, in favour of or for the benefit of third parties to secure its obligations or the obligations of its subsidiaries, affiliated companies or any other company.

The Company may enter into, execute and deliver and perform any swaps, futures, forwards, derivatives, options, repurchase, stock lending and similar transactions. The Company may generally use any techniques and instruments relating to investments for the purpose of their efficient management, including, but not limited to, techniques and instruments designed to protect it against credit, currency exchange, interest rate risks and other risks.

The Company may carry out any commercial, industrial, and financial operations, which are directly or indirectly connected with its purpose or which may favour its development. In addition, the Company may acquire and sell real estate properties, for its own account, either in the Grand Duchy of Luxembourg or abroad and it may carry out all operations relating to real estate properties.

In general, the Company may take any controlling and supervisory measures and carry out any operation or transaction which it considers necessary or useful in the accomplishment and development of its purpose.

The descriptions above are to be construed broadly and their enumeration is not limiting. The Company’s purpose shall include any transaction or agreement which is entered into by the Company, provided it is not inconsistent with the foregoing matters.

Transfer Agent and Registrar

The transfer agent and registrar for our Ordinary Shares is American Stock Transfer & Trust Company. Its address is 6201 15th Avenue, Brooklyn, NY, and its telephone number is 718-921-8300.

10.C.          Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

•
Form of Amended and Restated Promissory Note, dated May 18, 2017, between Neogames S.à r.l. and Aspire Global Limited. See Item 7.B. “Related Party Transactions - Relationship with Aspire - Promissory Notes” for more information about this agreement.

•
Form of Amended and Restated Promissory Note, dated May 18, 2017, between Neogames S.à r.l. and AG Software Limited. See Item 7.B. “Related Party Transactions - Relationship with Aspire - Promissory Notes” for more information about this agreement.

•	Consulting Agreement, dated June 1, 2015, between NeoGames Systems Ltd. and Lotym Holdings. See Item 7.B. “Related Party Transactions – Consultant Agreement” for more information about this agreement.

•
Form of Loan Agreement, dated October 20, 2020, between Neogames S.à r.l. and William Hill Finance Limited. See Item 7.B. “Related Party Transactions – Relationship with William Hill – WH Credit Facility” for more information about this agreement.

•	Form of Letter, dated June 18, 2018, between Neogames S.à r.l. and WHG (International) Limited. See Item 7.B. “Related Party Transactions – WHG License” for more information about this agreement.

•
Form of Joint Venture Agreement, dated January 14, 2014, between NeoGames Network Limited and Pollard Banknote Limited. See Item 3.D. “Key Information - Risk Factors - Risks Relating to Our Business and Industry - We are dependent on Pollard with respect to our joint operation of the iLottery for the Michigan State Lottery,” Item 3.D. “Key Information - Risk Factors - Risks Relating to Our Business and Industry - We do not have a formal joint venture agreement or any other operating or shareholders’ agreement with Pollard with respect to NPI, through which we conduct a substantial amount of our business,” and Item 3.D. “Key Information - Risk Factors - Risks Relating to Our Business and Industry - Our existing and future contractual arrangements could restrict our ability to compete effectively, which may affect our ability to grow our business and enter into new markets” for more information about this agreement.

•	Neogames S.à r.l. — 2015 Option Plan (Amended 2019). See Item 6.B. “Compensation - Long-Term Incentive Plans - 2015 Plan (Amended 2019)” for more information about this agreement.

•	NeoGames S.A. 2020 Incentive Award Plan. See Item 6.B. “Compensation - Long-Term Incentive Plans - 2020 Plan” for more information about this agreement.

•	Form of Indemnification Agreement. See Item 6.B. “Compensation - Insurance and Indemnification” for more information about this agreement.

•
Second Amended and Restated Software License Agreement, dated as of June 2018, among Neogames S.à r.l., AG Software Ltd., Aspire Global Plc and William Hill Organization Limited. See Item 7.B. “Related Party Transactions – Relationship with Aspire – Aspire Software License Agreement” for more information about this agreement.

10.D.          Exchange Controls

We are not aware of any governmental laws, decrees, regulations or other legislation in Luxembourg that restrict the export or import of capital, including the availability of cash and cash equivalents for use by our affiliated companies, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities, except for regulations restricting the remittance of dividends, distributions, and other payments in compliance with United Nations and EU sanctions.

10.E.          Taxation

The following summary contains a description of certain Luxembourg and U.S. federal income tax consequences of the acquisition, ownership and disposition of Ordinary Shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Ordinary Shares. The summary is based upon the tax laws of Luxembourg and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Material Luxembourg Tax Considerations

The following information is of a general nature only and it is not intended to be, nor should it be construed to be, legal or tax advice.

Prospective investors in the Ordinary Shares should therefore consult their own professional advisers as to the effects of state, local or foreign laws, including Luxembourg tax law, to which they may be subject.

Please be aware that the residence concept used under the respective headings below applies for Luxembourg income tax assessment purposes only. Any reference in the present section to a tax, duty, levy, impost or other charge or withholding of a similar nature, or to any other concepts, refers to Luxembourg tax law and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporation income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi) as well as personal income tax (impôt sur le revenu) generally. Investors may further be subject to net wealth tax (impôt sur la fortune) as well as other duties, levies or taxes. Corporate income tax, municipal business tax as well as the solidarity surcharge (together referred to as Luxembourg Corporation Taxes) invariably apply to most corporate taxpayers resident of Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

Taxation of the Company

From a Luxembourg tax perspective, Luxembourg companies are considered as being resident in Luxembourg provided that they have either their registered office or their central administration in Luxembourg. The Company (a fully taxable company) will be considered as a resident of Luxembourg both for the purposes of Luxembourg domestic tax law and for the purposes of the double taxation treaties entered into by Luxembourg, and should therefore be able to obtain a residence certificate from the Luxembourg tax authorities.

The Company will be liable for Luxembourg Corporation Taxes. The standard applicable rate of Luxembourg Corporation Taxes for a company established in Luxembourg-city is 24.94% for the financial year ending on December 31, 2020. Luxembourg Corporation Taxes apply to the Company’s worldwide income (including capital gains), subject to the provisions of any relevant double taxation treaty. The taxable income of the Company is computed by application of all rules of the Luxembourg income tax law of 4 December 1967, as amended (loi concernant l’impôt sur le revenu), as commented and currently applied by the Luxembourg tax authorities (the “LIR”). Under the LIR, all income of the Company will be taxable in the financial period to which it economically relates and all deductible expenses of the Company will be deductible in the financial period to which they economically relate. Under certain conditions, dividends received by the Company from qualifying participations and capital gains realized by the Company on the sale of such participations may be exempt from Luxembourg Corporation Taxes under the Luxembourg participation exemption regime.

The Company will generally be subject to net wealth tax levied annually at a 0.5% rate. Under certain conditions, qualifying participations may be exempt from net wealth tax under the Luxembourg participation exemption regime.

Taxation of Holders of Ordinary Shares

Withholding tax

Under Luxembourg tax laws currently in force, dividends paid by the Company are in principle subject to a Luxembourg withholding tax equal to 15% of the gross dividend (17.65% of the net dividend if the Company bears the cost of the withholding tax, which is not mandatory under Luxembourg tax laws). Responsibility for the withholding of the tax is assumed by the Company.

However, if a double tax treaty between Luxembourg and the country of residence of a holder of the Ordinary Shares applies, an exemption or a reduction of the Luxembourg withholding tax may be available pursuant to the relevant provisions of such double tax treaty.

In addition, pursuant to current Luxembourg tax laws, an exemption from Luxembourg dividend withholding tax may apply under the following conditions:

•
the holder of Ordinary Shares receiving the dividends is either (i) a fully taxable Luxembourg resident collective entity, (ii) a collective entity resident in an EU Member State and falling within the scope of article 2 of the Council directive of 30 November 2011 (2011/96/EU) on the common system of taxation applicable in the case of parent companies and subsidiaries of different EU Member States, as amended (the “EU Parent-Subsidiary Directive”), (iii) the Luxembourg State, a Luxembourg municipality, an association of a Luxembourg municipality or an operation of Luxembourg public- law entity, (iv) a permanent establishment of an entity referred to at letters (i), (ii) or (iii) above, (v) a Swiss resident joint-stock company subject to corporate income tax in Switzerland without benefiting from any exemption, (vi) a joint-stock company or a cooperative company resident in an EEA country (other than an EU Member State) to the extent that such company is fully taxable and subject (in its country of residence) to a tax corresponding to Luxembourg Corporation Taxes, as well as a permanent establishment of such company, or (vii) a collective entity resident in a treaty country, to the extent that such entity is fully taxable and subject (in its country of residence) to a tax corresponding to Luxembourg Corporation Taxes, as well as a Luxembourg permanent establishment of such entity; and

•
on the date on which the income is made available, the holder of Ordinary Shares holds or commits to hold directly (or even indirectly under certain conditions), for an uninterrupted period of at least twelve months, a participation of at least 10% in the share capital of the Company (or with an acquisition price of at least €1,200,000).

Income Taxation

(i) Taxation of dividend income

Holders of our Ordinary Shares who are either Luxembourg resident individuals or Luxembourg fully taxable resident companies (or foreign shareholders having a permanent establishment in Luxembourg through which such shares are held) will in principle be subject to tax at the ordinary rates on any dividends received from the Company. However, under Luxembourg tax laws currently in force, 50% of the amount of any dividend may be tax exempt at the level of these holders of our Ordinary Shares.

The Luxembourg withholding tax levied at source on the dividends paid may, under certain conditions, be credited against the Luxembourg income tax due on these dividends.

Furthermore, certain corporate holders of our Ordinary Shares may benefit from an exemption from Luxembourg Corporation Taxes on dividend income under the following conditions:

•
the holder of our Ordinary Shares receiving the dividends is either (i) a fully taxable Luxembourg resident collective entity, (ii) a Luxembourg permanent establishment of an EU resident collective entity falling within the scope of article 2 of the EU Parent-Subsidiary Directive, (iii) a Luxembourg permanent establishment of a joint-stock company that is resident in a jurisdiction with which Luxembourg has concluded a double tax treaty, or (iv) a Luxembourg permanent establishment of a joint-stock company or of a cooperative company which is a resident of an EEA Member State (other than an EU Member State); and

•
on the date on which the income is made available, the holder of our Ordinary Shares holds or commits to hold directly (or even indirectly through certain entities) for an uninterrupted period of at least twelve months, a participation of at least 10% in the share capital of the Company (or with an acquisition price of at least €1,200,000).

The holder of our Ordinary Shares which is a Luxembourg resident entity governed by (i) the law of 17 December 2010 on undertakings for collective investment, as amended, (ii) the law of 13 February 2007 on specialized investment funds, as amended, (iii) the law of 11 May 2007 on the family estate management company, as amended, or (iv) the law of 23 July 2016 on reserved alternative investment funds, as amended, and which does not fall under the special tax regime set out in article 48 of the law of 23 July 2016 on reserved alternative investment funds, as amended, is not subject to any Luxembourg Corporation Taxes in respect of dividends received from the Company. No tax credit is then available for Luxembourg withholding tax on dividends received from the Company.

Non-resident shareholders (not having a permanent establishment in Luxembourg through which the shares are held) will in principle not be subject to Luxembourg income tax on any dividends received from the Company (except for the withholding tax mentioned above, if applicable).

(ii) Taxation of capital gains

Under current Luxembourg tax laws, capital gains realized by a Luxembourg resident individual holder of our Ordinary Shares (acting in the course of the management of his/her private wealth) upon the disposal of his/her shares are not subject to Luxembourg income tax, provided this disposal takes place more than six months after the shares were acquired and he/she does not hold a Substantial Participation (as defined below). The participation is considered a “Substantial Participation” if the holder of our Ordinary Shares (i) holds or has held (either solely or together with his/her spouse or partner and minor children) directly or indirectly more than 10% of the share capital of the Company at any time during a period of five years before the realization of the capital gain or (ii) acquired his/her shares for free during the five years preceding the disposal of his/her shares or, in the case of subsequent gratuitous transfers, one of the previous holders has held (either solely or together with his/her spouse or partner and minor children) directly or indirectly more than 10% of the share capital of the Company at any time during a period of five years before the realization of the capital gain.

Capital gains realized upon the disposal of shares by a Luxembourg resident corporate Shareholder (fully subject to Luxembourg Corporation Taxes) are in principle fully taxable. However, an exemption from Luxembourg Corporation Taxes applies under the following conditions:

•
the holder of our Ordinary Shares realizing the capital gains is either (i) a fully taxable Luxembourg resident collective entity, (ii) a Luxembourg permanent establishment of an EU resident collective entity falling within the scope of article 2 of the EU Parent-Subsidiary Directive, (iii) a Luxembourg permanent establishment of a joint-stock company that is resident in a jurisdiction with which Luxembourg has concluded a double tax treaty, or (iv) a Luxembourg permanent establishment of a joint-stock company or of a cooperative company which is a resident of an EEA Member State (other than an EU Member State); and

•
on the date on which the disposal takes place, the holder of our Ordinary Shares has held for an uninterrupted period of at least twelve months a participation of at least 10% in the share capital of the Company (or with an acquisition price of at least €6,000,000).

The holder of our Ordinary Shares which is a Luxembourg resident entity governed by (i) the law of 17 December 2010 on undertakings for collective investment, as amended, (ii) the law of 13 February 2007 on specialized investment funds, as amended, (iii) the law of 11 May 2007 on the family estate management company, as amended, or (iv) the law of 23 July 2016 on reserved alternative investment funds, as amended, and which does not fall under the special tax regime set out in article 48 of the law of 23 July 2016 on reserved alternative investment funds, as amended, is not subject to any Luxembourg Corporation Taxes in respect of capital gains realized upon disposal of its shares.

Under Luxembourg tax laws currently in force (subject to the provisions of double taxation treaties), capital gains realized by a holder of our Ordinary Shares (not acting via a permanent establishment or a permanent representative in Luxembourg through which/whom the shares are held are not taxable in Luxembourg unless (a) the holder of our Ordinary Shares holds a Substantial Participation in the Company and the disposal of the shares takes place less than six months after the shares were acquired or (b) the holder of our Ordinary Shares has been a former Luxembourg resident for more than fifteen years and has become a non-resident, at the time of transfer, less than five years ago.

Net Wealth Taxation

A corporate holder of our Ordinary Shares that is either a resident of Luxembourg for tax purposes or that maintains a permanent establishment or a permanent representative in Luxembourg through which/whom such shares are held is subject to Luxembourg wealth tax on such shares, except if the holder of our Ordinary Shares is governed by the law of 11 May 2007 on the family estate management company, as amended, by the law of 17 December 2010 on undertakings for collective investment, as amended, by the law of 13 February 2007 on specialized investment funds, as amended, by the law of 23 July 2016 on reserved alternative investment funds, as amended, or is a securitization company governed by the law of 22 March 2004 on securitization, as amended, or is a capital company governed by the law of 15 June 2004 on venture capital vehicles, as amended.

Any holder of our Ordinary Shares which is (i) a Luxembourg resident fully taxable collective entity, (ii) a Luxembourg permanent establishment of an EU resident collective entity falling within the scope of article 2 of the EU Parent-Subsidiary Directive, (iii) a domestic permanent establishment of a joint-stock company that is resident in a State with which Luxembourg has concluded a double tax treaty, or (iv) a domestic permanent establishment of a joint-stock company or of a cooperative company which is a resident of an EEA Member State (other than an EU Member State) may be exempt from Luxembourg net wealth tax on its shares if it holds a participation of at least 10% in the share capital of the Company (or with an acquisition price of at least €1,200,000).

An individual holder of our Ordinary Shares, whether he/she is resident of Luxembourg or not, is not subject to Luxembourg wealth tax on his/her shares.

Other Taxes

Under current Luxembourg tax laws, no registration tax or similar tax is in principle payable by the holder of our Ordinary Shares upon the acquisition, holding or disposal of the shares. However, a fixed registration duty of €12 may be due in the case where the shares are physically attached to a public deed or to any other document subject to mandatory registration, as well as in the case of a registration of the shares on a voluntary basis.

When the holder of our Ordinary Shares is a Luxembourg resident for inheritance tax assessment purposes at the time of his/her death, the shares are included in his/her taxable estate for Luxembourg inheritance tax assessment purposes.

Luxembourg gift tax may be due on a gift or donation of the shares if embodied in a notarial deed signed before a Luxembourg notary or recorded in Luxembourg.

Material United States Federal Income Tax Considerations for United States Holders

The following summary describes certain United States federal income tax considerations generally applicable to United States Holders (as defined below) of Ordinary Shares. This summary deals only with Ordinary Shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). This summary also does not address the tax considerations that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, United States expatriates, holders whose functional currency is not the U.S. dollar, holders subject to the alternative minimum tax, holders that acquired Ordinary Shares in a compensatory transaction, holders which are entities or arrangements treated as partnerships for United States federal income tax purposes or holders that actually or constructively through attribution own 10% or more of the total voting power or value of our outstanding Ordinary Shares.

This summary is based upon the Internal Revenue Code, applicable United States Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the “IRS”) regarding the tax considerations described herein, and there can be no assurance that the IRS will agree with the discussion set forth below. This summary does not address any United States federal tax considerations other than United States federal income tax considerations (such as the estate and gift tax or the Medicare tax on net investment income).

As used herein, the term “United States Holder” means a beneficial owner of the Ordinary Shares that is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Internal Revenue Code Section 7701(a)(30), or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a “United States person.”

If an entity or other arrangement treated as a partnership for United States federal income tax purposes acquires Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax adviser as to the particular United States federal income tax considerations of acquiring, owning, and disposing of Ordinary Shares in its particular circumstance.

THE SUMMARY OF UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS SET FORTH BELOW IS FOR GENERAL INFORMATION ONLY. UNITED STATES HOLDERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSIDERATIONS TO THEM OF OWNING ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Dividends

As stated above under Item 8.A. “Consolidated Statements and Other Financial Information - Dividend Policy,” we do not anticipate paying any cash dividends on our Ordinary Shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. However, if we do pay any dividends, subject to the discussion below under “-Passive Foreign Investment Company,” the amount of dividends paid to a United States Holder with respect to Ordinary Shares before reduction for any Luxembourg taxes withheld therefrom will generally be included in the United States Holder’s gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the United States Holder’s adjusted tax basis in those Ordinary Shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, United States Holders should expect to treat a distribution as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time.

Foreign withholding tax (if any) paid on dividends on Ordinary Shares at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s United States federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s United States federal taxable income. Dividends paid on Ordinary Shares will generally constitute “passive category income” for purposes of the foreign tax credit. However, if the Company is a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our United States source earnings and profits may be re-characterized as United States source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules.

If the Company is or were to become a United States-owned foreign corporation, and if 10% or more of the Company’s earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the Ordinary Shares allocable to our United States source earnings and profits will be treated as United States source, and, as such, a United States Holder may not offset any foreign tax withheld as a credit against United States federal income tax imposed on that portion of dividends. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisers about the impact of these rules in their particular situations.

Dividends paid to a non-corporate United States Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. “Qualified foreign corporation” generally includes a foreign corporation (other than a foreign corporation that is a PFIC with respect to the relevant United States Holder for the taxable year in which the dividends are paid or for the preceding taxable year) (i) whose Ordinary Shares are readily tradable on an established securities market in the United States, or (ii) which is eligible for benefits under a comprehensive United States income tax treaty that includes an exchange of information program and which the United States Treasury Department has determined is satisfactory for these purposes. Ordinary Shares are expected to be readily tradable on Nasdaq, an established securities market. United States Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends paid with respect to Ordinary Shares. The dividends will not be eligible for the dividends received deduction available to United States Holders that are corporations in respect of dividends received from other United States corporations.

Disposition of Ordinary Shares

Subject to the discussion below under “-Passive Foreign Investment Company,” a United States Holder will generally recognize capital gain or loss for United States federal income tax purposes on the sale or other taxable disposition of Ordinary Shares equal to the difference, if any, between the amount realized and the United States Holder’s tax basis in those Ordinary Shares. In general, capital gains recognized by a non-corporate United States Holder, including an individual, are subject to a lower rate if such United States Holder held the Ordinary Shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss will generally be treated as United States source income or loss for purposes of the foreign tax credit. A United States Holder’s tax basis in Ordinary Shares will generally equal the cost of such Ordinary Shares.

Passive Foreign Investment Company

The Company would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of its gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code), or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on our market capitalization and the composition of our income, assets and operations, we believe we were not a PFIC for the year ending December 31, 2020 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the trading price of Ordinary Shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or in the foreseeable future. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds Ordinary Shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds Ordinary Shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.

If we are a PFIC for any taxable year that a United States Holder holds Ordinary Shares, any gain recognized by the United States Holder on a sale or other disposition of Ordinary Shares would be allocated pro-rata over the United States Holder’s holding period for the Ordinary Shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or the highest rate in effect for corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a United States Holder on Ordinary Shares exceeds 125% of the average of the annual distributions on the Ordinary Shares received during the preceding three years or the United States Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of Ordinary Shares if we were a PFIC, described above. Certain elections may be available that would result in alternative treatments, such as mark-to-market treatment, of the Ordinary Shares. Each United States Holder should consult its tax adviser as to whether a mark-to-market election would be available or advisable with respect to the Ordinary Shares. If we are treated as a PFIC with respect to a United States Holder for any taxable year, the United States Holder will be deemed to own equity in any of the entities in which we own equity that also are PFICs. However, an election for mark-to-market treatment would likely not be available with respect to any such entities. We do not expect to prepare or provide the information that would enable United States Holders to make a qualified electing fund election. If we are considered a PFIC, a United States Holder also will be subject to annual information reporting requirements. United States Holders should consult their tax advisers about the potential application of the PFIC rules to an investment in the Ordinary Shares.

Information Reporting and Backup Withholding

Dividend payments and proceeds paid from the sale or other taxable disposition of Ordinary Shares may be subject to information reporting to the IRS. In addition, a United States Holder (other than an exempt holder who establishes its exempt status if required) may be subject to backup withholding on cash payments received in connection with any dividend payments and proceeds from the sale or other taxable disposition of Ordinary Shares made within the United States or through certain U.S.-related financial intermediaries.

Backup withholding will not apply, however, to a United States Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the United States Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Financial Asset Reporting

Certain United States Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts. The Ordinary Shares are expected to constitute foreign financial assets subject to these requirements unless the Ordinary Shares are held in an account at certain financial institutions. United States Holders should consult their tax advisers regarding the application of these reporting requirements.

10.F.          Dividends and Paying Agents

Not applicable.

10.G.          Statement by Experts

Not applicable.

10.H.          Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Instead, we must file with the SEC, within 120 days after the end of each fiscal year, or such other applicable time as required by the SEC, an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

We maintain a corporate website at https://neogames.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F. We have included our website address in this annual report on Form 20-F solely as an inactive textual reference.

10.I.          Subsidiary Information

Not applicable.

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our operations are exposed to a variety of financial risks: market and currency risk, interest rate risk, contractual risk, credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Risk management is carried out by management under policies approved by our board of directors.

Further quantitative information in respect of these risks is presented throughout our consolidated financial statements included elsewhere in this Annual Report.

There have been no substantive changes in our exposure to financial instrument risks, our objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated below.

Market and Currency Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

We have exposure to foreign currency risk. Sales invoicing to customers is denominated primarily in U.S. dollars and euros and the Company’s most material expenses, such as labor, are denominated in New Israeli Shekels.

Our board of directors carefully monitors exchange rate fluctuations and reviews their impact on our net assets and position. Exchange rates are negotiated with our main provider of banking services as and when needed. We do not enter into any derivative financial instruments to manage our exposure to foreign currency risk.

 A decrease of 5% in the U.S. dollar/NIS exchange rate would have increased our cost of revenue and operating expenses by approximately 2.7% and 3.4% during the years ended December 31, 2020 and 2019, respectively.

Since December 31, 2019, we have seen significant macro-economic uncertainty as a result of the COVID-19 outbreak. The scale and duration of this development remains uncertain and could impact our earnings and cash flow. As part of our risk management process, we are closely monitoring the situation, including factors as outlined elsewhere in this Annual Report as it relates to the Company’s ability to continue as a going concern.

Interest Rate Risk

Due to our minimal exposure to interest rate risk, we have not prepared any sensitivity analysis.

Contractual Risk

In the ordinary course of business, we contract with various parties. These contracts may include performance obligations, indemnities and contractual commitments and termination for convenience clauses. Also, in certain contracts we are committed to follow strict service-level agreement delivery commitments associated with heavy liquidated damages for events of failures. Our management monitors our performance under contracts with any relevant counterparties against such contractual conditions to mitigate the risk of material, adverse non-compliance.

Credit Risk

Credit risk is the financial loss if a customer or counterparty to financial instruments fails to meet its contractual obligation. Credit risk arises from our cash and cash equivalents and trade and other balances. The concentration of our credit risk is considered by counterparty, geography and currency. We give careful consideration to which organizations we use for our banking services in order to minimize credit risk.

An allowance for impairment is made where there is an identified loss event which, based on previous experience, is evidence of a reduction in the recoverability of the cash flows, although there have been no such impairments over the review year. We use forward looking information in their analysis of expected credit losses for all instruments, which is limited to the carry value of cash and cash equivalents and trade and other balances. Our management considers the above measures to be sufficient to control the credit risk exposure.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations when due. This risk relates to our prudent liquidity risk management and implies maintaining sufficient cash. Ultimate responsibility for liquidity risk management rests with our board of directors. Our board of directors manages liquidity risk by regularly reviewing our cash requirements by reference to short-term cash flow forecasts and medium-term working capital projections prepared by management.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART TWO

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

 On November 10, 2020, in connection with our IPO, we amended and restated our articles of association. A copy of our amended and restated articles of association is being filed as Exhibit 1.1 to this Annual Report. See Item 10.B. “Additional Information - Memorandum and Articles of Association.”

On November 23, 2020, we completed the IPO of our Ordinary Shares. We sold 2,987,625 Ordinary Shares and six of our shareholders sold 2,541,025 Ordinary Shares (including 721,128 Ordinary Shares sold pursuant to the exercise of the underwriters’ option to purchase additional Ordinary Shares). The Ordinary Shares were sold at an initial public offering price of $17.00 per share. The Ordinary Shares offered and sold in the IPO were registered under the Securities Act pursuant to our Registration Statement on Form F-1 (File No. 333-249683), which was declared effective by the SEC on November 18, 2020.

The offering did not terminate until after the sale of all 5,528,650 Ordinary Shares registered on the registration statement. The aggregate offering price for the shares registered and sold was approximately $94.0 million. Stifel, Nicolaus & Company, Incorporated acted as representatives of the several underwriters.

The IPO generated proceeds to us of approximately $47.2 million, net of underwriting discounts and commissions of approximately $3.6 million. We paid out of Company proceeds all of our fees, costs and expenses in connection with the IPO.

No offering expenses were paid directly or indirectly to any of our directors or officers (or their associates), persons owning 10% or more of our Ordinary Shares or any other affiliates.

There has been no material change in the expected use of the net proceeds from our IPO as described in our final prospectus filed with the SEC on November 20, 2020 pursuant to Rule 424(b).

ITEM 15.          CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2020. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2020, our disclosure controls and procedures were effective.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c)	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. Additionally, our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting until we are no longer an emerging growth company.

(d)	Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.          [Reserved]

ITEM 16A.          Audit Committee Financial Expert

Our Board has determined that Mr. Taylor and Mr. Teitgen each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Mr. Taylor is considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

ITEM 16B.          CODE OF ETHICS

Code of Business Conduct and Ethics

We have adopted a Code of Ethics and Conduct that applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers. Our Code of Ethics and Conduct addresses, among other things, the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. Our Code of Ethics and Conduct is available on our website at www.neogames.com. The information contained on our website is not incorporated by reference in this Annual Report.

Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our Code of Ethics in 2020.

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

The consolidated financial statements of NeoGames S.A. as of December 31, 2019 and 2020, and for each the two years in the period ended December 31, 2020, appearing in this Annual Report have been audited by Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm is Amot Bituach House Bldg. B 48, Derech Menachem Begin Rd. Tel Aviv 6618001.

The table below sets out the total amount billed to us by Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, for services performed in the years ended December 31, 2019 and 2020, and breaks down these amounts by category of service:

	2020	2019
	(in thousands)
Audit Fees	$293	$358
Audit Related Fees	-	-
Tax Fees	34	54
All Other Fees	-	-
Total	327	412

Audit Fees

The fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and procedures performed with respect to the prospectuses. These amounts included services performed in relation to the Company’s initial public offering preparation on the Australian Securities Exchange (ASX) and the initial public offering completed on Nasdaq in November 2020.

Audit Related Fees

The fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.

Tax Fees

Tax fees for the years ended December 31, 2019 and 2020 were related to tax compliance and tax planning services.

All Other Fees

All other fees in the years ended December 31, 2019 and 2020 related to services in connection with non-audit compliance and review work.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

All services provided by our auditors are approved in advance by either the Audit Committee.

ITEM 16D.        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

 Pursuant to Nasdaq’s “phase-in” rules for newly listed companies and the rules and regulations of the SEC, we have one year from the date on which we were first listed on Nasdaq, or until November 23, 2021, to have our audit committee be comprised solely of independent directors. In connection with our initial listing on Nasdaq and registration under the Exchange Act, we elected to use the exemption from audit committee standards set forth in Rule 10A-3(b)(1)(iv)(A) of the Exchange Act. We intend to nominate Lisbeth McNabb to be elected as a full voting member of our board of directors at the 2021 General Meeting. Subject to Ms. McNabb’s election, she will serve as the third independent director on the audit committee and will chair the committee. Our board of directors has determined that reliance on the phase-in exemption did not materially adversely affect the ability of our audit committee to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.        CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.          CORPORATE GOVERNANCE

Corporate Governance Practices

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our Ordinary Shares are listed on Nasdaq.

As a foreign private issuer, we are permitted under Nasdaq Marketplace Rule 5615(a)(3) to follow certain of our home country, Luxembourg, corporate governance practices instead of the Nasdaq corporate governance rules, provided we disclose which requirements we are not following and the equivalent Luxembourg requirement. We must also provide Nasdaq with a letter from outside counsel in Luxembourg, certifying that our corporate governance practices are not prohibited by Luxembourg law. As of the date of this annual report, we do not follow any Luxembourg rules instead of Nasdaq corporate governance rules. Subject to using the controlled company exemption described under Item 6.C “Board Practices—Controlled Company Exemption,” we intend to substantially comply with the rules applicable to U.S. companies listed on Nasdaq. Subject to the controlled company exemption, we may in the future elect to follow home country practices with regard to various corporate governance requirements for which exemptions are available to foreign private issuers, including certain requirements prescribed by Nasdaq with regard to, among other things, the composition of our board of directors and shareholder approval procedures for certain dilutive events and for the adoption of, and material changes to, equity incentive plans. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq rules applicable to domestic issuers.

ITEM 16H.        MINE SAFETY DISCLOSURE

Not applicable.

PART THREE

ITEM 17.          FINANCIAL STATEMENTS

We have provided financial statements pursuant to Item 18.

ITEM 18.          FINANCIAL STATEMENTS

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

ITEM 19.          EXHIBITS

The following are filed as exhibits hereto:

1.1*	Amended and Restated Articles of Association of NeoGames S.A, as currently in effect.
2.1*	Description of Securities
4.1
Form of Amended and Restated Promissory Note, dated May 18, 2017, between Neogames S.à r.l. and Aspire Global Limited (filed as Exhibit 10.1 to NeoGames S.A.’s Form F-1 filed on October 27, 2020, File No. 333-249683, and incorporated herein by reference).

4.2
Form of Amended and Restated Promissory Note, dated May 18, 2017, between Neogames S.à r.l. and AG Software Limited (filed as Exhibit 10.2 to NeoGames S.A.’s Form F-1 filed on October 27, 2020, File No. 333-249683, and incorporated herein by reference).

4.3#
Consulting Agreement, dated June 1, 2015, between NeoGames Systems Ltd. and Lotym Holdings (filed as Exhibit 10.3 to NeoGames S.A.’s Form F-1 filed on October 27, 2020, File No. 333-249683, and incorporated herein by reference).

4.4
Form of Loan Agreement, dated October 20, 2020, between Neogames S.à r.l. and William Hill Finance Limited (filed as Exhibit 10.4 to NeoGames S.A.’s Form F-1 filed on October 27, 2020, File No. 333-249683, and incorporated herein by reference).

4.5***
Form of Letter, dated June 18, 2018, between Neogames S.à r.l. and WHG (International) Limited (filed as Exhibit 10.5 to NeoGames S.A.’s Form F-1 filed on October 27, 2020, File No. 333-249683, and incorporated herein by reference).

4.6***
Form of Joint Venture Agreement, dated January 14, 2014, between NeoGames Network Limited and Pollard Banknote Limited (filed as Exhibit 10.6 to NeoGames S.A.’s Form F-1 filed on October 27, 2020, File No. 333-249683, and incorporated herein by reference).

4.7	Neogames S.à r.l. — 2015 Option Plan (Amended 2019) (filed as Exhibit 10.7 to NeoGames S.A.’s Form F-1 filed on October 27, 2020, File No. 333-249683, and incorporated herein by reference).
4.8	NeoGames S.A. 2020 Incentive Award Plan (filed as Exhibit 10.8 to NeoGames S.A.’s Form F-1 filed on November 12, 2020, File No. 333-249683, and incorporated herein by reference).
4.9	Form of Indemnification Agreement (filed as Exhibit 10.9 to NeoGames S.A.’s Form F-1 filed on November 12, 2020, File No. 333-249683, and incorporated herein by reference).
4.10
Second Amended and Restated Software License Agreement, dated as of June 2018, among Neogames S.à r.l., AG Software Ltd., Aspire Global Plc and William Hill Organization Limited (filed as Exhibit 10.10 to NeoGames S.A.’s Form F-1 filed on November 12, 2020, File No. 333-249683, and incorporated herein by reference).

8.1	List of subsidiaries (filed as Exhibit 21.1 to NeoGames S.A.’s Form F-1 filed on October 27, 2020, File No. 333-249683, and incorporated herein by reference).
12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Ziv Haft, a member firm of BDO.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

#          Unofficial English translation from Hebrew original
*          Filed herewith
**        Furnished herewith
***      Portions of this exhibit have been redacted pursuant to Item 4 of the Instructions As To Exhibits of Form 20-F because it is both not material and would likely cause competitive harm to the registrant if publicly disclosed. The Registrant hereby agrees to furnish an unredacted copy of the exhibit to the Commission upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NEOGAMES S.A.

Date: April 16, 2021	By:	/s/ Moti Malul
Moti Malul
Title: Chief Executive Officer

NEOGAMES S. A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
NeoGames S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of NeoGames S.A. and its subsidiaries (“the Company”), as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income (loss), changes in equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 2W to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019, due to the adoption of International Financial Reporting Standard 16, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ziv Haft
Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

We have served as the Company’s auditor since 2014.
April 16, 2021
Tel Aviv, Israel

NEOGAMES S.A

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2020	2019
	Note	U.S. dollars (in thousands)
ASSETS

CURRENT ASSETS
Cash and cash equivalents		59,767	6,016
Restricted deposits		12	138
Prepaid expenses and other receivables		1,446	905
Aspire Group	6	56	296
Due from the Michigan Joint Operation and NPI	7	3,192	250
Trade receivables		3,701	2,737
		68,174	10,342

NON-CURRENT ASSETS
Restricted deposits		164	150
Restricted deposits - Joint Venture	7	3,773	2,000
Company share of Joint Venture net assets	7	-	603
Property and equipment	4	1,301	849
Intangible assets	5	17,835	14,413
Right-of-use assets	2	3,127	4,688
Deferred taxes	15	211	130
		26,411	22,833

TOTAL ASSETS		94,585	33,175

The accompanying notes are an integral part of these consolidated financial statements.

NEOGAMES S.A

 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31

		December 31,
		2020	2019
	Note	U.S. dollars (in thousands)

LIABILITIES AND EQUITY (DEFICIT)

CURRENT LIABILITIES
Trade and other payables	8	4,910	1,855
Lease liabilities	2	1,651	1,455
Loans and other due to William Hill, net	6	1,972	14,245
Employees' related payables and accruals		3,562	2,583
		12,095	20,138

NON-CURRENT LIABILITIES
Capital notes, loans and accrued interest due to Aspire Group	6	17,739	14,987
Loans and other due to William Hill, net	6	10,666	-
Company share of Joint Venture net liabilities	7	1,025	-
Lease liabilities	2	1,855	3,382
Accrued severance pay, net	9	384	276
		31,669	18,645

EQUITY (DEFICIT)
Share capital		44	21
Reserve with respect to transaction under common control	2	(8,467)	(8,467)
Reserve with respect to funding transaction with related parties		20,072	16,940
Share premium		68,608	22,788
Share based payments reserve	18	3,907	2,967
Accumulated losses		(33,343)	(39,857)
		50,821	(5,608)

TOTAL LIABILITIES AND EQUITY (DEFICIT)		94,585	33,175

The accompanying notes are an integral part of these consolidated financial statements.

NEOGAMES S.A

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		For the year ended December 31,
		2020	2019	2018
	Note	U.S. dollars (in thousands)

Revenues	11	49,202	33,062	23,478

Distribution expenses	12	6,685	4,252	4,519
Development expenses		7,452	6,877	5,782
Selling and marketing expenses		1,483	1,981	1,457
General and administrative expenses	13	7,496	4,957	4,948
Initial public offering expenses		2,796	-	-
Depreciation and amortization	4,5	11,657	9,685	7,759
		37,569	27,752	24,465

Profit (loss) from operations		11,633	5,310	(987)

Interest expenses with respect to funding from related parties	6	4,343	3,792	2,309
Finance income	14	(21)	(53)	-
Finance expenses	14	747	382	195
Profit (loss) before income taxes expenses		6,564	1,189	(3,491)

Income taxes expenses	15	(1,443)	(1,243)	(586)

Profit (loss) after income taxes expenses		5,121	(54)	(4,077)

The Company's share in gains (losses) of the Joint Venture	7	1,393	(3,924)	(1,898)

Net and total comprehensive income (loss)		6,514	(3,978)	(5,975)
Net income (loss) per common share outstanding, basic ($)		0.29	(0.18)	(0.27)
Net income(loss) per common share outstanding, diluted ($)		0.27	(0.18)	(0.27)
Weighted average number of common shares outstanding, basic	17	22,329,281	21,983,757	21,983,757
Weighted average number of common shares outstanding, diluted	17	23,898,477	21,983,757	21,983,757

The accompanying notes are an integral part of these consolidated financial statements.

            NEOGAMES S.A

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	Share capital		Share premium	Accumulated gains (losses)	Share based payments reserve	Reserve with respect to funding transactions with related parties	Reserve with respect to transaction under common control	Total equity (deficit)
	U.S. dollars (in thousands)
Balance as of January 1, 2018	21		22,788	(29,904)	2,352	16,940	(8,467)	3,730

Changes in the year:
Total comprehensive loss for the year				(5,975)				(5,975)
Balance as of December 31, 2018	21		22,788	(35,879)	2,352	16,940	(8,467)	(2,245)

Changes in the year:
Share based compensation					615			615
Total comprehensive loss for the year				(3,978)				(3,978)
Balance as of December 31, 2019	21		22,788	(39,857)	2,967	16,940	(8,467)	(5,608)

Changes in the year:
Share based compensation					969			969
Benefit to the Company by an equity holder with respect to funding transactions						3,132		3,132
Recapitalization of share capital	23		(23)					-
Issuance of ordinary shares, net of issuance cost, in an initial public offering,	-		45,810					45,810
Exercise of employee options to ordinary shares	-		33		(29)			4
Total comprehensive income for the year				6,514				6,514
Balance as of December 31, 2020	44	*	68,608	(33,343)	3,907	20,072	(8,467)	50,821

*    24,983,855 shares, no par value, authorized issued and fully paid.
**   On November 10, 2020, the Company completed a 1: 8.234 (approximated) reverse split of its share capital by way of conversion of its then existing 181,003,584 shares into 21,983,757 shares, which were applied retrospectively.

The accompanying notes are an integral part of these consolidated financial statements.

NEOGAMES S.A

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2020	2019	2018
	U.S. dollars (in thousands)
Cash flows from operating activities:
Net profit (loss) for the period	6,514	(3,978)	(5,975)

Adjustments for:
Amortization and depreciation	11,657	9,685	7,759
Income taxes expenses	1,443	1,243	586
Income taxes paid	(606)	(461)	(376)
Interest expenses with respect to lease liability	672	366	-
Interest expenses with respect to funding from related parties	4,343	3,792	2,309
Interest paid	(684)	(645)	(223)
Other finance expenses, net	726	329	202
Payments with respect to IP Option	478	825	-
Share based compensation	969	615	-
The Company share in losses (gains) of the Joint Venture	(1,393)	3,924	1,898
Initial public offering expenses	2,430	-	-
Increase in trade receivables	(1,286)	(304)	(1,683)
Increase in prepaid expenses and other receivables	(541)	(397)	(136)
Decrease (Increase) in Aspire Group	240	(152)	(42)
Decrease (increase) in amounts due from the Michigan Joint Operation and NPI	(2,942)	(60)	498
Increase (decrease) in trade and other payables	1,411	(460)	(68)
Increase in employees' related payables and accruals	979	731	587
Accrued severance pay, net	108	(13)	42
	18,004	19,018	11,353
Net cash generated from operating activities	24,518	15,040	5,378

Cash flows from investing activities:
Purchase of property and equipment	(928)	(756)	(392)
Capitalized development costs	(13,128)	(11,454)	(8,033)
Restricted deposits - Joint Venture	(1,773)	(853)	(1,147)
Net change in deposits	112	(147)	-
Proceeds from (funding to) the Joint Venture	3,021	(4,214)	(2,149)
Net cash used in investing activities	(12,696)	(17,424)	(11,721)

Cash flows from financing activities:
Loans from William Hill	2,500	6,500	6,000
Repayment of loan from William Hill	(2,500)	-	-
Repayments for lease liabilities	(1,455)	(1,334)	-
Exercise of employee options	4	-	-
Issuance of shares, net of issuance costs and other initial public offering expenses	43,380	-	-
Net cash generated from financing activities	41,929	5,166	6,000

Net increase (decrease) in cash and cash equivalents	53,751	2,782	(343)
Cash and cash equivalents at the beginning of the year	6,016	3,234	3,577

Cash and cash equivalents at the end of the year	59,767	6,016	3,234

The accompanying notes are an integral part of these consolidated financial statements.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

Neogames S.A. (together with its subsidiaries, the “Company”) was incorporated in Luxemburg on April 10, 2014. On November 10, 2020 the Company changed its corporate form from a private limited liability company to public limited liability company, changed its name from Neogames S.à.r.l. to NeoGames S.A and completed a 1: 8.234 (approximated) reverse split of its share capital which were applied retrospectively in this consolidated financial statements. The Company has been listed on Nasdaq since November 19, 2020, under the symbol “NGMS”.

On November 24, 2020, the Company completed an initial public offering of 5,528,650 ordinary shares, no par value, including 721,128 ordinary shares sold pursuant to the full exercise of the underwriters’ overallotment option. The offering consisted of 2,987,625 ordinary shares offered by the Company and 2,541,025 ordinary shares offered by certain selling shareholders. The ordinary shares were sold at an offering price of $17.00 per ordinary share for an aggregate offering value of $94.0 million.

The Company, together with a joint operation and a joint venture, is a leading global technology provider engaged in the development and operation of online lotteries and games, allowing lottery operators to distribute lottery products via online sales channels while using the Company’s technology.

The Company serves content and platform contracts across Europe and the United States of America through its wholly owned operating subsidiaries: NeoGames Systems Ltd. (“NGS”), incorporated in 2014, and NeoGames Ukraine, incorporated in 2018. In 2014, the Company incorporated NeoGames US LLP (“NeoGames US”) serving as the active arm for the North American market and in 2018 incorporated NeoGames S.R.O, in the Czech Republic to operate the Company’s Czech project.

The Company’s principal shareholders are William Hill Organization Limited (“William Hill”), Barak Matalon, Pinhas Zehavi, Elyahu Azur and Aharon Aran, that collectively own a majority of Aspire Global Plc (“Aspire”), a publicly traded company which conducts iGaming operations through its subsidiaries (together with Aspire, the “Aspire Group”).

William Hill funded the Company’s growth in a form of a credit facility (see Note 6). William Hill also had options to acquire the remaining share capital of the Company in consideration for performance-based amounts, of which one was expired in 2019 and the second was waived on September 9, 2020, as a result of the Board of Directors’ resolution that the Company will take the necessary steps to prepare for an initial public offering.

The Company, together with a publicly traded Canadian Company, Pollard Banknote Limited (“Pollard”), developed, established and operate a licensed iLottery platform on behalf of the State of Michigan in the United States (the “Michigan Joint Operation”), whereby the relating contract was extended in December 2020 through July 2026.

On July 31, 2014, Pollard and NeoGames US jointly established an equal ownership share, NeoPollard Interactive LLC (“NPI” or the “Joint Venture”) in order to participate in iLottery tenders in the North American market. NPI has operated the Virginia State Lottery online e-Subscription program, since 2015, whereby the relating contract was extended in May 2020 and expanded to include a digital instant games portfolio, through October 2026, the iLottery platform on behalf of New Hampshire Lottery since September 2018 (initial terms of seven years) and the North Carolina Education Lottery iLottery platform since October 2019 (initial terms of five years with an option to extend for additional five years).

In April 2017, the Company developed, established and launched the Digital Entertainment Hub solution together with the leading lottery operator in the Czech Republic, SAZKA a.s., whereby the relating contract was extended on March 31, 2020  through the end of December 2025.

On March 19, 2020, NPI signed an agreement with Alberta Gaming, Liquor and Cannabis Commission (“AGLC”) to develop, deploy and maintain its digital solutions and power its proposed interactive offering. This contract has an initial term of seven years, with an option to extend for five years. The solution was launched on September 30, 2020.

The Company is carefully monitoring the outbreak and spread of the coronavirus (“COVID-19”) across the world and specifically in the United States. Proactive measures have been taken to reduce the risk to the Company’s staff and to ensure business continuity. The Company is an online organization where working remotely and meeting virtually are established ways of working. The Company’s operations, which are limited to iLottery, have not been negatively impacted and the Company does not expect its operations to be negatively impacted by the outbreak of COVID-19. However, depending on the duration of the pandemic, there could be a negative impact on the Company’s operations.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the financial statements, on a consistent basis, unless otherwise stated, are:

A.	Accounting principles

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  Profit or loss accounts are presented and analyzed by their nature rather than their function within the entity as such method provides reliable and more relevant information on the Company's operations.

B.	Comparative information

Comparative figures stated in the statements of comprehensive income (loss), financial position and cash flows have been reclassified to conform to the current year's presentation format for the purpose of adequate presentation.

C.	Basis of consolidation

Where the Company has control over an investee, it is classified as a subsidiary. The Company controls an investee if all three of the following elements are present: power over the investee, exposure to variable returns from the investee, and the ability of the investor to use its power to affect those variable returns. The consolidated financial statements present the results of the Company as though NeoGames S.A and its subsidiaries formed a single entity. Intercompany transactions and balances between NeoGames S.A and its subsidiaries are therefore eliminated in full.

D.	Foreign currency

The financial statements of the Company are prepared in US dollars (the functional currency), which is the currency that best reflects the economic substance of the underlying events and circumstances relevant to the Company’s transactions. Balances in foreign currencies are translated into US dollars in accordance with the principles set forth by International Accounting standard (IAS) 21 (“The Effects of Changes in Foreign Exchange Rates”). Accordingly, transactions and balances in currencies other than the functional currency have been translated into US dollars as follows:

   Monetary assets and liabilities — at the rate of exchange applicable at the end of the reporting year; Income and expense items — at exchange rates applicable as of the date of recognition of those items; Non-monetary items — at the rate of exchange at the time of the transaction.

E.	Transaction under common control

Acquisition of intangible assets under common control is accounted for based on their book value as was accounted for by the seller, and the difference between the fair value of the consideration and the book value of the intangible assets was recorded as a capital reserve with respect to transaction under common control in the statement of changes in equity (deficit).

F.	Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term bank deposits with an original maturity of three months or less.

G.	Financial instruments

Financial assets and financial liabilities are recognized in the Company’s statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value and subsequently measured at amortized cost based on the effective interest rate, as applicable.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Trade receivables

Trade receivables are initially recognized at transaction price and subsequently measured at amortized cost and principally comprise amounts due from related parties and iLottery companies. The Company has applied the standard simplified approach and has calculated the Expected credit losses based on lifetime of expected credit losses, with de-minimis results. Bad debts (if any) are written off when there is objective evidence that the full amount may not be collected.

I.	Investment in a joint operation

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to that arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the consent of all parties to the joint control.

The consolidated financial statements include the Company’s interest in any assets held jointly by the Michigan Joint Operation, and the Company’s share of revenues and expenses of the Michigan Joint Operation.

J.	Investment in a joint venture

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets only. The Company’s investment in a joint venture is accounted for based on the equity method. Under the equity method, the investment is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Company’s share of the profit and losses and other comprehensive income (losses) of the joint venture.

K.	Employee benefits

The Israeli subsidiary, NGS, has adopted the general authorization in accordance with Section 14 of the Severance Pay Law, 1963 (“Section 14”), according to which deposits to the pension funds and/or policies of insurance companies exempt the subsidiary from additional payments. However, the Company’s liabilities for severance pay, attributed to certain employees that are not subject to Section 14 are computed on the basis of the employee’s most recent salary as of the end of the period date, in accordance with the Severance Pay Law, and are partially covered by monthly deposits with insurance policies and/or other funds in favor of the employees and the remaining are accrued for in the consolidated financial statements.

As most of NGS’s employees are covered by Section 14, and due to immateriality, the Company does not use actuarial estimates and calculations for severance obligations. The Company accounts for such employees who are not subject to Section 14, by measuring accruals on the full amounts assuming that all of these employees will be terminated as of the end of the period date of each period (shut-down method).

L.	Provisions

Provisions, which are liabilities of uncertain timing or amounts, are recognized when the Company has a legal or constructive obligation as a result of past events, if it is probable that an outflow of funds will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

M.	Property and equipment

Property and equipment comprise of data center (servers), computers, leasehold improvements, office furniture and equipment and are stated at cost less accumulated depreciation and any accumulated impairment.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Depreciation is calculated to write off the cost of fixed assets to their residual amounts on a straight line basis over the expected useful lives of the assets concerned. The principal annual rates used for this purpose, are:

%

Computers and computers equipment	25-50
Office furniture and equipment	7
Leasehold improvements	Over the shorter of the term of the lease or useful lives

Subsequent expenditures are included in the assets carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

Company and losses on disposals are determined by comparing proceeds with carrying amount and are recognized in profit or loss.

The depreciation method and the estimated useful life of an asset are reviewed at least each year-end and the changes are accounted for as a change in accounting estimate on a prospective basis.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

N.	Intangible assets

Intangible assets of the Company comprise development costs capitalization, which are amortized over their useful life and reviewed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method are reviewed at least at each year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are treated prospectively as a change in accounting estimates.

Research expenditures are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if the Company can demonstrate:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale.
•	The Company's intention to complete the intangible asset and use or sell it.
•	The ability to use or sell the intangible asset.
•	How the intangible asset will generate future economic benefits.
•	The availability of adequate technical, financial and other resources to complete the intangible asset; and
•	The ability to measure reliably the respective expenditure asset during its development.

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete, and the asset is available for use. It is amortized over the period of expected future benefit of 3 years.

O.	Impairment of non-financial assets

The Company evaluates the need to record an impairment of the carrying amount of fixed assets and intangible assets whenever events or changes in the circumstances indicate that the carrying amount is not recoverable. If the carrying amount of the above assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of the net sale price and value in use. In measuring value in use, the expected cash flows are discounted using a pre-tax discount rate that reflects the specific risks of the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the statement of comprehensive income (loss).

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Revenue recognition

Revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring services to a customer.

The Company generates its revenues through three streams:

•	Royalties from licensing of technological platforms and provision of proprietary games content (which are recognized in the accounting periods in which the gaming transactions occur).
•	Fees from access to intellectual property rights (which are recognized over the useful periods of the intellectual property rights).
•	Fees from development services (which are recognized in the accounting periods in which services are provided).

Q.	Reserve with respect to funding transactions with related parties

Transactions with related parties are accounted for based on fair value. Any difference between the nominal value and the fair value that arises in transactions with related parties are recorded directly into equity to a “Reserve with respect to funding transactions with related parties”.

R.	Share-based payment

Where equity settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the consolidated statement of comprehensive income (loss) over the vesting period. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether the market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

    Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the consolidated statement of comprehensive income (loss) over the remaining vesting period. Where the terms and conditions of options are modified after they vest, the increase in the fair value of the options measured and recorded in the consolidated statement of comprehensive income (loss) immediately after the modification.

S.	Finance income and expenses

Finance income comprises of net currencies with exchange rates differences, while finance expenses are comprised of interest on related parties funding, net currencies exchange rates differences, interest on leases liabilities and banks charges.

T.	Income taxes

Provision for income taxes is calculated in accordance with the tax legislation and applicable tax rates in force at the end of the reporting year in the countries in which Neogames S.A. and its subsidiaries have been incorporated. A provision is recognized for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. This measurement is required to be based on the assumption that each of the tax authorities will examine amounts they have a right to examine and have full knowledge of all related information when making those examinations.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base, except for differences arising from:

•	The initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and
•
Investments in subsidiaries and joint operations where the Company is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the reporting date, and that amount is are expected to apply when the deferred tax liabilities/assets are settled/recovered.

     The Company recognized deferred tax assets (if any) only when their recoverability is more likely than not.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.	Fair value measurement hierarchy

The Company measures certain financial instruments, including derivatives, at fair value at the end of each reporting period. Fair value is the price that would be received or paid in an orderly transaction between market participants at a particular date, either in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market for that asset or liability accessible to the Company.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

V.	Earnings (loss) per share

Basic earnings (loss) per share

Basic earnings  (loss) per share is calculated by dividing the earnings (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the financial year, adjusted for ordinary shares issued during the year, if applicable.

Diluted earnings per share

Diluted earnings (loss) per share adjusts the figures used in the determination of basic earnings per share to take into account the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of options takes place as expected; and the addition of the shares to be derived from realization must have a dilutive effect.

W.	Leases

Effective January 1, 2019, the Company accounts for its leases under IFRS 16, according to which:

The Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) or low value assets.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. The lease liability is presented as a separate line in the consolidated statement of financial position, including the separation between current and non-current.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

In profit or loss, amortization expenses of the right-of-use asset and interest expenses in respect of the lease liability recognized. In the statement of cash flows, payments in respect of the principal portion of the lease liability classified as financing activity and payments in respect of the interest portion of the lease liability classified in accordance with the Company’s policy regarding classification of interest payments as operating activity.

In the prior period financial statements operating leases expenses recorded on a straight line basis within the operating expenses.

On December 26, 2018, NeoGames Ukraine entered into a lease agreement for an office space. The agreement commenced on January 15, 2019 for a period of 60 months. The annual lease payment and related expenses is approximately $1 million. For a description of the lease arrangement with the Aspire Group, see Note 6.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements under IFRS requires the Company to make estimates and judgments that affect the application of policies and reported amounts. Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Included in this note are accounting policies and/or estimates that cover areas for which the Directors and Management require judgments and/or assumptions that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities in the future. These policies together with references to the related notes to the financial statements, which include further commentary on the nature of the estimates and judgments made, can be found below:

Funding transactions with related parties:
The fair values of the funding transactions with related parties, the reserve relating to the funding transactions with related parties and the related interest expenses are recorded based on discounted cash flow of the anticipated repayments, calculated using a market interest rate determined by a reputable appraiser. For further details, see Note 6.

Capitalization of development costs:
Costs relating to internally generated intangible assets are capitalized if the criteria for recognition as assets are met. The initial capitalization of costs is based on Management’s judgment that technological and economic feasibility criteria are met. In making this judgment, Management considers the progress made in each development project and its latest forecasts for each project.

Share based payments/compensation:
The compensation expenses of stock options are vested over service periods, but exercisable only upon consummation of certain events as provided in the letter of grants. Stock based compensation expenses were recorded based on the fair values of the options, using the Black-Scholes model assumptions as well as the likelihood of the fulfillment of such events at the respective grant dates. For further details see Note 10.

NOTE 4 - PROPERTY AND EQUIPMENT, NET

	Computers and computers equipment	Office furniture and equipment	Leasehold improvements	Total
	U.S. dollars (in thousands)
Cost:
Balance as of January 1, 2020	2,107	257	200	2,564
Additions during the year	373	364	191	928
	2,480	621	391	3,492

Accumulated depreciation:
Balance as of January 1, 2020	1,536	36	143	1,715
Additions during the year	461	7	8	476
	1,997	43	151	2,191
Net Book Value:
As of December 31, 2020	483	578	240	1,301

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - PROPERTY AND EQUIPMENT, NET (Cont.)

	Computers and computers equipment	Office furniture and equipment	Leasehold improvements	Total
	U.S. dollars (in thousands)
Cost:
Balance as of January 1, 2019	1,461	190	157	1,808
Additions during the year	646	67	43	756
	2,107	257	200	2,564

Accumulated depreciation:
Balance as of January 1, 2019	1,115	32	137	1,284
Additions during the year	421	4	6	431
	1,536	36	143	1,715
Net Book Value:
As of December 31, 2019	571	221	57	849

NOTE 5 - INTANGIBLE ASSETS

	As of December 31,
	2020	2019
	U.S. dollars (in thousands)

Cost:
Balance at beginning of the period	45,070	33,616
Additions	13,128	11,454
As of December 31,	58,198	45,070

Accumulated amortization:
Balance at beginning of the period	30,657	22,885
Amortization	9,706	7,772
As of December 31,	40,363	30,657

Net Book Value:
As of December 31,	17,835	14,413

NOTE 6 - RELATED PARTIES

A.	WILLIAM HILL:

On June 18, 2018, the Company entered into a license agreement with WHG (International) Ltd. (“WHG”), an affiliate of William Hill. Pursuant to the license agreement, the Company has granted WHG a sub-license to use the NeoSphere Platform (the “Licensed IP”) for a period of four years (the “Initial Period”) to operate in the US iGaming market and additional jurisdictions agreed to by the parties. It was also agreed that William Hill will compensate the Company for the right to use the Licensed IP as well as costs associated with adjustments (“Developed IP”) required to be made to the Licensed IP so that the Licensed IP would be deemed complaint with specific market requirements and other market practices. Upon a change in control of the Company, WHG has the option (the “IP Option”) to convert the license into a perpetual license for a payment of £15.0 million. The Company has also agreed to provide WHG with the IP Option following the completion of a four-year period from the date of the term sheet. The fair value of the IP Option liability was valued with the assistance of a third-party appraiser to be approximately $3.45 million.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - RELATED PARTIES (Cont.)

A.	WILLIAM HILL (Cont.):

The Company’s total revenues from this license agreement in the year ended December 31, 2020 and 2019 amounted approximately $6.7 million and $5.7 million, respectively. The outstanding amounts due under this license agreement as of December 31, 2020 and 2019 amounted to approximately $2.0 million and $1.5 million, respectively, and are included in trade receivables.

During 2018, the Company borrowed $4.0 million with a stated annual interest rate of 5.0% (the “First Loan”) and $2.0 million with a stated annual interest rate of 1.0% from the credit facility being made available by William Hill pursuant to the Investment and Framework Shareholders’ Agreement dated August 6, 2015. During 2019, the Company borrowed a total of $6.5 million with a stated annual interest rate of 1.0% from this credit facility. All three loans were due in August 2020; however, all the loans were extended in 2020 as described below.

In February 2020, the parties agreed to extend the original repayment schedule such that, all principal loan amounts are due for a full repayment (interest plus principal) on June 15, 2023 and the First Loan is due for repayment on June 30, 2021. The implied benefit of $2.5 million (reflecting the extension of the original repayment schedule) was accounted for as a modification of debt in accordance with IFRS 9, with a related party and therefore recorded in “Reserve with respect to funding transactions with related parties” in the statement of changes in equity (deficit) and will be amortized as additional interest expense over the remaining period of the loans.

On September 18, 2020, the Company borrowed $2.5 million from the credit facility to partially early repay the principal of the First Loan. The loan bears an annual interest rate of 1.0%, which is below market interest rate, and is due in full on June 15, 2023. Therefore, the $0.6 million difference in discounted cash flows to be paid for the outstanding amount based on the market annual interest rate of 12% amounted to $1.9 million, and its face value was recorded directly into the statement of changes in equity (deficit) under “Reserve with respect to funding transactions with related parties” as “Benefit to the Company by an equity holder with respect to funding transactions” and will be amortized as additional interest expense over the period of the loan.

The difference in the interest rates between the calculated annual market interest rate of 12% and interest due on these loans was recorded as loan discounts to be amortized over the funding repayment period as additional finance expenses. Accordingly, the Company recorded interest expenses on the loans based on the fair value market interest rate of $1.4 million, $1.3 million and $0.2 million in 2020, 2019 and 2018, respectively.

Loans and other due to William Hill, net:

	As of December 31,
	2020	2019
	U.S. dollars (in thousands)

Loan principals	12,500	12,500
Discounts	(2,492)	(465)
Accrued interest	677	421
Liability with respect to IP Option	3,450	3,450
Receivables on IP Option	(1,497)	(1,661)
	12,638	14,245

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - RELATED PARTIES (Cont.)

B.	ASPIRE GROUP:

On August 6, 2015, the Company entered into a services agreement with Aspire and William Hill pursuant to which the Company has provided Aspire with certain dedicated development, maintenance and support services necessary for the operation of Aspire's business (the “Transition Service Agreement”). On July 8, 2015, the Company entered into a cost allocation agreement with Aspire (mainly with respect to the office lease in the reported periods) pursuant to which each party has agreed to bear certain costs that are then recovered on a pass through basis from the other party, including a sublease to the Company's Israeli offices, provided to the Company by Aspire until 2021 (the “Cost Allocation Agreement”). The sublease and related charges totaled $1 million.

In the reported periods, the Company provided and received certain services from the Aspire Group, such as research and development services and administrative services as follows:

	For the year ended December 31,
	2020	2019	2018
	U.S. dollars (in thousands)

Revenues generated from the Transition Services Agreement	2,430	4,099	3,421
Expenses derived by the Cost Allocation Agreement:
Labor (included in general and administrative expenses)	66	68	289
Rent (included in depreciation and interest with respect to right of use)	1,064	1,047	1,036
Other (included in general and administrative expenses)	160	177	232
Total expenses	1,290	1,292	1,557

Capital notes and accrued interest from the Aspire Group:

On May 18, 2017, the parties agreed to extend the original repayment schedule of the capital notes and the accrued interest, such that the outstanding amounts would have been repaid in 2018 or 2020 if William Hill would have exercised its call options  or in March 2022, if the call options would have expired (see Note 1 for the expiration and the waiver of the call options). The extension was accounted for as a modification of debt in accordance with IFRS 9, with a related party, therefore the $6.4 million difference of the discounted cash flows to be paid for the outstanding amounts based on the annual market interest rate of 20% amounted to $9.6 million and their face value, was recorded directly into the statement of changes in equity under "Reserve with respect to funding transactions with related parties" as "Benefit to the Company by certain of its equity holders with respect to funding transactions" and has been amortized as additional interest expense over the remaining period of the capital notes.

As of December 31,	Principal amount	Balance*	Contractual interest rate	Effective interest rate
	U.S. dollars (in thousands)%
2020	21,838	17,739	1	20
2019	21,838	14,987	1	20

* including accrued interest of $582 thousand and $582 thousand as of December 31, 2020 and 2019, respectively.

The interest expenses for the years ended December 31, 2020, 2019 and 2018 amounted to $3 million, $2.5 million and 2.1 million, respectively.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - RELATED PARTIES (Cont.)

C.     Consultancy Agreement:

On June 1, 2015, Barak Matalon, a member of the Company's board of directors and owner of more than 5% of the Company's ordinary shares, entered into a consultancy service agreement with the Company that calls for a monthly payment of NIS 45,000 (plus VAT) in consideration of services being rendered by Mr. Matalon to the Company. The consulting fees under such agreement, which remains in effect, for the years ended December 31, 2020, 2019 and 2018 amounted to $158 thousand, $153 thousand and $149 thousand, respectively, and are included within general and administrative expenses.

NOTE 7 - INVESTMENT IN A JOINT VENTURE AND JOINT OPERATION

A.	JOINT VENTURE

NPI has been included in the consolidated financial statements using the equity method (see Note 1).

NPI summarized financial information:

	As of December 31,
	2020	2019
	U.S. dollars (in thousands)

Current assets	11,388	3,211
Non-current assets	1,597	2,025
Current liabilities	(12,091)	(3,214)
Non-current liabilities	(2,910)	(631)
Net assets (liabilities) (100%)	(2,016)	1,391
Net assets (liabilities) (50%)	(1,008)	696
Adjustments	(17)	(93)
Company share of Joint Venture net assets (liabilities)	(1,025)	603

	For the year ended December 31,
	2020	2019	2018
	U.S. dollars (in thousands)

Revenues	18,032	3,740	1,127
Distribution expenses	16,116	10,480	4,447
Selling, general and marketing expenses	776	1,067	293
Depreciation	405	335	224
Net and total profit (loss) (100%)	735	(8,142)	(3,837)
Net and total profit (loss) (50%)	367	(4,071)	(1,919)
Adjustments	1,026	147	21
Share in profits (losses) of NPI	1,393	(3,924)	(1,898)
Funding of (proceeds from) NPI	(3,021)	4,214	2,149

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - INVESTMENT IN A JOINT VENTURE AND JOINT OPERATION (Cont.)

A.	JOINT VENTURE (Cont.)

In addition to the above, with respect to the development services provided to NPI by the Company, in 2020, 2019 and 2018, the Company recorded revenues totalling to $4.4 million, $2.9 million and $1.2 million, respectively. The adjustments mostly represent royalty commissions earned by NPI on games developed and provided by the Group, whereby the Group's share of the underlying results is higher than 50%.

As of December 31, 2018, the Company had an outstanding amount of approximately $1.1 million held by Pollard on behalf of NPI to be used as a restricted deposit to establish a bonding facility to secure performance and payments bonds with respect to NPI’s prospective and existing contracts with the New Hampshire and North Carolina lotteries. As of December 31, 2019, the restricted deposit increased to an outstanding amount of $2 million. The increase in the restricted deposit amount was to secure a bid bond with respect to a new Request for Proposal with the Ohio lottery.

As of December 31, 2020, the restricted deposit increased to an outstanding amount of $3.8 million. The increase in the restricted deposit amount was to secure a performance bond with respect to NPI’s new contract with the AGLC lottery.

The outstanding amount with NPI was $1,477 thousand and $56 thousand as of December 31, 2020 and 2019, respectively.

B.	MICHIGAN JOINT OPERATION

The Michigan Joint Operation has been included in the consolidated financial statements as a share of Company's interest in assets held jointly, and its share of revenues and expenses (see Note 1).

Below are the Michigan Joint Operation’s revenues and operating expenses, 50% of which represent the Company’s interest and were included in the Company’s statement of comprehensive income (loss):

	For the year ended December 31,
	2020	2019	2018
	U.S. dollars (in thousands)

Revenues (100%)	49,779	24,665	20,675
Total operating expenses (100%)	(22,021)	(14,264)	(13,361)

In addition to the above-stated revenues, with respect to the development services provided to the Michigan Joint Operation by the Company, in 2020, 2019 and 2018, the Company recorded revenues totaling $1.4 million, $1.0 million and $0.6 million, respectively. Further, the Company recorded additional royalty revenues with respect to games development efforts invested to enhance the Michigan Joint Operation’s games portfolio during 2020, 2019 and 2018, totaling $1.9 million, $1.0 million and $0.8 million, respectively, which were also eliminated from Company's share in Michigan Joint Operation’s total operating expenses as stated in the above table.

As of December 31, 2020, and 2019, Company's share interest in Joint Operator's assets was $745 thousand and $240 thousand, respectively, and mostly comprised of property and equipment, net.

The outstanding amount with the Joint Operation was $1,715 thousand and $194 thousand as of December 31, 2020 and 2019, respectively.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - TRADE AND OTHER PAYABLES

	As of December 31,
	2020	2019
	U.S. dollars (in thousands)

Trade payables	1,693	561
Governmental authorities	1,258	488
Accrued expenses	1,959	806
	4,910	1,855

NOTE 9 - EMPLOYEE BENEFIT LIABILITIES

	As of December 31,
	2020	2019
	U.S. dollars (in thousands)

Non- current
Accrued severance pay	2,350	1,991
Less - funds	(1,966)	(1,715)
	384	276

Current
Accrued vacation	522	279
Accrued recuperation	11	8
	533	287

NOTE 10- SHARE BASED PAYMENTS

During the first quarter of 2019, the Company reached an agreement with Company’s former Chief Executive Officer following his termination of employment, to extend the expiration date of the options granted to him on May 20, 2015 by four years.

The fair value of the extended options was estimated as of the June 30, 2019, using the Black-Scholes model.

The following table summarizes the underlying assumptions used in the model:

Dividend Yield	0%
Expected volatility	31%
Risk free interest rate	2.48%
Expected life	2 years
Weighted average exercise price	$0.17
Price per share	$0.52
Grant date fair value of each option	$0.36

As a result of the above mentioned modification during 2019, the Company recorded $250 thousand of share based compensation expenses.

On May 13, 2019, the Company granted to certain employees 4,321,500 options to purchase its shares that will be vested over a service period of four years.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10- SHARE BASED PAYMENTS (Cont.)

The fair value of the options granted was estimated as of the Grant Date using the Black-Scholes model.

The following table summarizes the underlying assumptions used in the model:

Dividend Yield	0%
Expected volatility	29.67%-30.2%
Risk free interest rate	2.21%- 2.28%
Expected life	5.5-7 years
Weighted average exercise price	$0.17
Price per share	$0.52
Grant date weighted average fair value per option	$0.38

On July 1, 2019, the Company has amended to certain employees, who agreed to it, certain terms of options granted as part of 2015 and 2017 plans. According to the amendment, the exercise of the options shall no longer be conditioned upon M&A transaction or IPO. The options, which are no longer conditioned, are considered as being granted on July 1, 2019 and are vested over a period of two years from the new grant date.

The fair value of the options granted was estimated as of the new Grant Date using the Black-Scholes model.

The following table summarizes the underlying assumptions used in the model:

Dividend Yield	0%
Expected volatility	29.3%-29.86%
Risk free interest rate	1.8%-1.85%
Expected life	5.12-6 years
Weighted average exercise price	$0.21
Price per share	$0.52
Grant date weighed average fair value of an option	$0.34

On July 13, 2020, the Company granted to certain employees options to purchase an aggregate of 415,000 of its ordinary shares that will vest over a service period of four years.

The fair value of the options granted was estimated to be $0.6 million as of the July 13, 2020 grant date using the Black-Scholes model:

Dividend Yield	0%
Expected volatility	39.4%-37%
Risk free interest rate	0.35%-0.48%
Expected life	5.5-7 years
Weighted average exercise price	$0.17
Price per share	$1.5

On November 18, 2020, the Company granted to the Chairman of the Board options to purchase an aggregate of 48,581 of its ordinary shares that will vest over a service period of two years. On the same date the Company granted to certain consultant options to purchase an aggregate of 12,145 of its ordinary shares that will vest over a service period of four years.

The fair value of the options granted was estimated to be $0.4 million as of the November 18, 2020 grant date using the Black-Scholes model:

Dividend Yield	0%
Expected volatility	39%-42%
Risk free interest rate	0.42%-0.64%
Expected life	5.13-7 years
Weighted average exercise price	$17
Price per share	$17

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10- SHARE BASED PAYMENTS (Cont.)

The following table summarizes option activities for the years ended December 31, 2020, 2019 and 2018:

	2020		2019		2018
	Weighted average exercise price ($)	Number	Weighted average exercise price ($)	Number	Weighted average exercise price ($)	Number

Outstanding at January 1,	1.48	1,632,220	1.56	1,113,218	1.56	1,118,077
Granted during the year	9.92	111,129	1.40	524,867	-	-
Exercised during the year	1.40	(12,473)	-	-	-	-
Forfeited during the year	1.73	(22,856)	1.81	(5,865)	2.96	(4,859)
Outstanding at December 31,	2.02	1,708,020	1.48	1,632,220	1.56	1,113,218

Vested and exercisable at December 31,	1.52	1,203,456	1.48	1,045,076	1.48	1,055,701

On November 10, 2020 the Company completed a 1: 8.234 reverse split of its share and the numbers of options and the exercise price were adjusted accordingly in the tables above.

As of December 31, 2020, the Company had unrecognized share-based compensation expenses related to options of $1.3 million, which is expected to be recognized over a weighted average period of approximately 1.8 years.

NOTE 11 - REVENUES

	For the year ended December 31,
	2020	2019	2018
	U.S. dollars (in thousands)

Turnkey contracts	32,252	17,240	13,684
Games	2,006	2,189	2,098
Total royalties	34,258	19,429	15,782

Development and other services from Aspire (See also Note 6B)	2,430	4,099	3,421
Development and other services from NPI (See also Note 7A)	4,404	2,914	1,244
Development and other services from Michigan Joint Operation (See also Note 7B)	1,413	958	594
Total Development and other services	8,247	7,971	5,259
Use of IP rights (William Hill only, see also Note 6A)	6,697	5,662	2,437
Total Revenues	49,202	33,062	23,478

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - DISTRIBUTION EXPENSES

	For the year ended December 31,
	2020	2019	2018
	U.S. dollars (in thousands)

Labor and related	1,335	998	1,023
Call center	728	781	641
Processing fees	3,962	2,207	2,421
Other	660	266	434
	6,685	4,252	4,519

NOTE 13 - GENERAL AND ADMINISTRATIVE EXPENSES

	For the year ended 31 December
	2020	2019	2018
	U.S. dollars (in thousands)

Labor and related	3,109	2,048	1,490
Labor and related from a Related Company	42	46	266
Professional fees	1,983	1,114	798
Rent and related from a Related Company	168	96	1,036
Municipality and maintenance from Related Company	160	177	232
Travelling	63	292	259
Office	414	408	273
Other	1,557	776	594
	7,496	4,957	4,948

NOTE 14 - OTHER FINANCE EXPENSES AND INCOME, NET

	For the year ended 31 December
	2020	2019	2018
	U.S. dollars (in thousands)
A. Finance income:
Currency exchange rate differences	-	53	-
Interest income	21	-	-
	21	53	-

B. Finance expenses:
Currency Exchange rate differences	197	-	134
Interest expense with respect to lease liabilities	461	366	-
Bank charges	89	16	61
	747	382	195

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – TAXATION

A.	Tax rates applicable to the Company companies and other related

The Company is tax registered in Luxemburg and is subject to the Luxemburg corporation tax at 26.01% in 2018 and 24.94% thereafter on profits derived from activities carried out in Luxemburg. The estimated carry forward losses as of December 31, 2020 was $59.9 million, the Company has not recorded relating deferred income taxes asset as its recoverability was not more likely than not. All the Company’s tax years are subject to examination.

NGS was subject to Israeli corporate tax rate of 23% in 2018 thereafter. Considering the statute of limitation, NGS 2015’s tax year is final and the following tax years are subject to examination.

NeoGames US, including its shares in NPI and the Michigan Joint Operation, is subject to US federal income taxes rate of 21% in 2018 thereafter as well as certain states income taxes rates. All NeoGames US tax years are subject to examination.

The Company’s other subsidiaries are subject to different corporate tax rates.

B.	Income taxes expenses included in the statements of comprehensive income (loss)

	For the year ended December 31,
	2020	2019	2018
	U.S. dollars (in thousands)

Current taxes	1,224	836	552
Deferred taxes	81	6	14
Taxes with respect to previous years	138	401	20
	1,443	1,243	586

NOTE 16 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to a variety of financial risks, which result from its financing, operating and investing activities. The objective of financial risk management is to minimize exposures in these financial risks and to mitigate a negative impact on the Company’s financial performance and position. The Company’s financial instruments are its cash and cash equivalents, trade and other receivables, capital notes and loans from related parties, lease liabilities, trade and other payables and employee benefit liabilities. The Company actively measures, monitors and manages its financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from the Company’s financial instruments are mainly credit risks and currency risk. The risk management policies employed by the Company to manage these risks are discussed below.

A.	Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the end of the reporting year.

The Company closely monitors the activities of its counterparties enabling it to ensure the prompt collection of customer balances. Furthermore, the Company engages only with reputable customers.

The Company generated revenues exceeding 10% of its consolidated annual revenues from three customers in the year ended December 31, 2020 (of which one is a related party), four customers in the year ended December 31, 2019 (of which two are related parties) and four customers in the year ended December 31, 2018 (of which two are related parties). For revenues from related parties, see Note 6. We generated 54%, 40% and 47% of our revenues in the years ended December 31, 2020, 2019 and 2018, respectively, from the Michigan Joint Operation and 11%, 12% and 11% of our revenues in the years ended December 31, 2020, 2019 and 2018, respectively, from Sazka.

As of December 31, 2020, and 2019, the Company had trade receivables outstanding, exceeding 10% of the Company’s consolidated trade receivables, from two customers. Sazka accounted for 43% and 35% of trade receivables outstanding

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont.)

A.	Credit risk (Cont.)

As of December 31, 2020 and 2019, respectively, and William Hill accounted for 55.0% and 56.0% of trade receivables outstanding as of December 31, 2020 and 2019, respectively.

B.	Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates.

Foreign exchange risk also arises when Company operations are entered into in currencies denominated in a currency other than the functional currency.

The Company has discretion to hedge some or all of its forecast operational costs in Israel up to 12 months. Currency exposures are monitored by the Company monthly.

C.	Sensitivity analysis to the currency risk

The Company has not presented a sensitivity analysis for the impact on its statement of comprehensive income (loss) of potential movements in currencies rates, as the change in the fair value of its financial instruments would be negligible.

D.	Liquidity risk

The Company monitors its liquidity in order to ensure that sufficient liquid resources are available to allow it to meet its obligations.

The following table details the contractual maturity analysis of the Company’s financial liabilities (representing undiscounted contractual cash-flows):

	As of December 31, 2020
	In 3 months	Between 3 months and 1 year	More than 1 year	Total
	U.S. dollars (in thousands)
Capital notes and accrued interest due to Aspire Group			22,419	22,419
Loans due to WH		2,022	11,155	13,177
Lease liabilities		1,651	1,855	3,506
Trade and other payables	4,910			4,910
Total	4,910	3,673	35,429	44,012

	As of December 31, 2019
	In 3 months	Between 3 months and 1 year	More than 1 year	Total
	U.S. dollars (in thousands)
Capital notes and accrued interest due to Aspire Group			22,419	22,419
Loans due to WH		12,920	-	12,920
Lease liabilities		1,455	3,382	4,837
Trade and other payables	1,855			1,855
Total	1,855	14,375	25,801	42,031

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - INCOME (LOSS) PER SHARE

	For the year ended December 31,
	2020	2019	2018
	U.S. dollars (in thousands)

Basic and diluted earnings per share:
Net income (loss) attributable to equity holders of the company	6,514	(3,978)	(5,975)
Weighted average number of issued ordinary shares	22,329,281	21,983,757	21,983,757
Dilutive effect of share options	1,569,196	-	-
Weighted average number of diluted ordinary shares	23,898,477	21,983,757	21,983,757
Income (loss) per share, basic ($)	0.29	(0.18)	(0.27)
Income (loss) per share, diluted ($)	0.27	(0.18)	(0.27)

NOTE 18 - RESERVES

The following describes the nature and purpose of each reserve within equity:

Reserve	Description and purpose

Share premium	Amount subscribed for share capital in excess of nominal value.
Share based payments reserve	Fair value of the vested employees' options to purchase Company shares.
Reserve with respect to transaction under common control
The reserve represents the difference between the fair value of the consideration and the book value of the intangible assets as was accounted for by the seller, with respect to acquisition under common control.

Reserve with respect to funding transactions from related parties	See Note 6

NOTE 19 - LEGAL PROCEEDINGS

In January 2019, the U.S. Department of Justice (“DoJ”) issued a new interpretation of its previous 2011 interpretation relating to the applicability of the Wire Act to internet gaming conducted by state lotteries. The 2011 interpretation had determined that the Wire Act only applied to sports betting. The new January 2019 interpretation reverses this view and, in effect, indicates the Wire Act covers all forms of gambling. On January 15, 2019, the Deputy Attorney General issued a memorandum stating that Department of Justice attorneys should adhere to the 2018 Opinion, but that as an exercise of discretion, the Department would refrain from applying the new interpretation to persons who engaged in conduct in reliance on the interpretation set forth in the 2011 Opinion prior to the date of the new 2018 Opinion and for 90 days thereafter.

On February 15, 2019, NPI filed a motion with the U.S. District Court for the District of New Hampshire (“District Court”) requesting a formal declaratory judgement clarifying that the Wire Act only applies to sports betting.

In June 2019, the District Court rulled in favor of NPI and determined (without qualification) that the Wire Act does not apply to State lotteries. The DoJ has appealed that decision in October 2019 and a hearing on the appeal took place in June 2020.

A decision of the First Circuit was received on January 20, 2021. The First Circuit of the U.S. Court ruled in favor of the Company and unequivocally reconfirmed that the federal Wire Act is limited to sports betting and, therefore, does not pertain to state‐run lotteries. If the government wishes to seek further review in the U.S. Supreme Court, it must file its petition to do so by June 21, 2021.  If review is sought, the U.S. Supreme Court will have discretion to hear the case or decline to do so.

Although NPI was successful at the District Court and the Circuit Court level, the Company cannot predict whether the case will be reviewed by the U.S. Supreme Court, or how the U.S. Supreme Court would decide the issue if it granted review.  The Company's management is therefore of the opinion, based on the advice of its legal counsel, that the final outcome of the proceedings cannot be fully assessed as of the approval date of these consolidated financial statements. The Company’s management does not anticipate that operations will be negatively affected within the next 12 months.

NOTE 20 - SUBSEQUNET EVENT

On February 22, 2021, the Company announced the go-live of its eInstants games with the Austrian Lotteries, launching the Company’s first set of games on the win2day online gaming site. In connection with the agreement, the Company will grant the Austrian Lotteries (Österreichische Lotterien) full access to its Studio extensive portfolio of premium, award winning eInstant games.

NeoPollard Interactive LLC

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

 INDEPENDENT AUDITORS' REPORT

To the Members of NeoPollard Interactive LLC

Report on the Financial Statements
We have audited the accompanying financial statements of NeoPollard Interactive LLC (“Company”), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of comprehensive income (loss), changes in members' equity (deficit) and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statement in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, changes in members' equity (deficit) and cash flows for the years then ended, in accordance with U.S. GAAP.

/s/ Ziv Haft
Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

April 16, 2021
Tel Aviv, Israel

NeoPollard Interactive LLC

BALANCE SHEETS AS OF DECEMBER 31

		2020	2019
	Note	U.S. dollars (in thousands)
ASSETS

CURRENT ASSETS
Cash and Cash equivalents		286	-
Restricted cash	3	5,656	2,148
Trade receivables		5,252	950
Prepaid expenses		194	113
		11,388	3,211

NON-CURRENT ASSETS
Property and equipment, net	4	1,205	1,417
Right of use asset	2	392	608
		1,597	2,025

TOTAL ASSETS		12,985	5,236

NeoPollard Interactive LLC

BALANCE SHEETS AS OF DECEMBER 31

		2020	2019
	Note	U.S. dollars (in thousands)

LIABILITIES AND EQUITY (DEFICIT)

CURRENT LIABILITIES

Trade payables and accrued expenses	6	2,269	329
Due to related companies	5	3,088	239
Deferred revenues		566	-
Lease liabilities	2	147	211
Due to lotteries	3	5,656	2,148
Accrued payroll and benefits		365	287
		12,091	3,214

NON-CURRENT LIABILITIES
Deferred revenues		2,655	229
Lease liabilities	2	255	402
		2,910	631

EQUITY (DEFICIT)
Accumulated contributions		13,864	18,006
Accumulated losses		(15,880)	(16,615)
		(2,016)	1,391

TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)		12,985	5,236

NeoPollard Interactive LLC

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		For the year ended December 31,
		2020	2019
	Note	U.S. dollars (in thousands)

Revenues	7	18,032	3,740

Distribution expenses	8	16,116	10,480
Selling, general and administrative expenses	9	776	1,067
Depreciation	4	405	335

Net income (loss) and total comprehensive loss		735	(8,142)

NeoPollard Interactive LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

	Accumulated losses	Accumulated Contributions (distributions)	Total members' equity (deficit)
	U.S. dollars (in thousands)

Balance as of January 1, 2019	(8,473)	9,563	1,090

Comprehensive loss	(8,142)	-	(8,142)
Contributions	-	8,443	8,443

Balance as of December 31, 2019	(16,615)	18,006	1,391

Comprehensive income	735	-	735
Distributions, net	-	(4,142)	(4,142)

Balance as of December 31, 2020	(15,880)	13,864	(2,016)

NeoPollard Interactive LLC

STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2020	2019
	U.S. dollars (in thousands)
Cash flows from operating activities:
Net profit (loss) for the year	735	(8,142)

Adjustments for:
Depreciation	405	335
Increase in trade receivables	(4,302)	(615)
Decrease (increase) in prepaid expenses	(81)	25
Increase (decrease) in deferred revenues	2,992	(265)
Increase in due to related companies	2,854	551
Increase in trade payables and accrued expenses	1,940	193
Increase in due to lotteries	3,508	1,833
Increase in accrued payroll and benefits	78	132
	7,394	2,189
Net cash generated from (used in) operating activities	8,129	(5,953)

Cash flows from investing activities:
Purchase of property and equipment	(193)	(657)
Net cash used in investing activities	(193)	(657)

Cash flows from financing activities:
Members' contributions (distributions)	(4,142)	8,443
Net cash generated from (used in) financing activities	(4,142)	8,443

Net increase in cash and restricted cash	3,794	1,833
Restricted cash at the beginning of the year	2,148	315
Cash and restricted cash at the end of the year	5,942	2,148

NeoPollard Interactive LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - GENERAL

NeoPollard Interactive LLC (the "Company"), was incorporated in Delaware, United States of America (“U.S.”) on March 6, 2014, as a limited liability company.

The Company is 50% owned by Pollard Holdings Inc. ("PH" or “Pollard”), which is wholly owned by a publicly TSX traded Canadian corporation - Pollard Banknote Limited ("PBL"), a leading lottery partner to more than 60 lotteries worldwide, and 50% by NeoGames US LLP ("NUL"), which is wholly owned by a publicly NASDAQ traded company - NeoGames S.A. ("Neogames"), a leading global technology provider (PH and NUL - the "Members").  The Company was established to provide iLottery services for North American lotteries. Since 2015, the Company has operated the Virginia State Lottery (“VAL”) online e-Subscription program, since September 2018 the iLottery platform on behalf of New Hampshire Lottery (“NHL”) and since October 2019 the North Carolina Education Lottery (“NCEL”) iLottery platform.

On March 19, 2020, the Company signed with Alberta Gaming, Liquor and Cannabis Commission ("AGLC") an agreement to develop, deploy and maintain its digital solutions and operate its proposed interactive offering. This contract has an initial term of 7 years, plus an option to extend for 5 years. The solution for AGLC Lottery was launched in September 2020.

In May 2020, the Company expanded its contract with the Virginia State Lottery (“VAL”) to include a digital instant games portfolio in addition to the online e-Subscription program. The full iLottery program launched on July 1, 2020.

The Company is carefully monitoring the outbreak and spread of the COVID-19 (coronavirus) across the world and the U.S. Pro-active measures have been taken to reduce the risk for the staff and to ensure business continuity.

The Company is an online organization where working remotely and meeting virtually are established ways of working. The Company's operations which are limited to iLottery, have not been negatively impacted and does not expect to be, by the outbreak of COVID-19. However, due to unknown duration of the pandemic and related uncertainty associated with COVID-19, the long-term impact on the operations of the company cannot be determined at this time.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the financial statements, on a consistent basis, are:

A.	Accounting principles

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Statement of comprehensive income (loss) accounts are presented and analyzed by their nature rather than their function within the entity as this method provides reliable and more relevant information on the Company's operations.

B.	Functional currency

The financial statements of the Company are prepared in U.S. dollars (the functional currency), which is the currency that best reflects the economic substance of the underlying events and circumstances relevant to the Company's transactions.

NeoPollard Interactive LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Provisions

Provisions, which are liabilities of uncertain timing or amount, are recognized when the Company has a legal or constructive obligation as a result of past events, if it is probable that an outflow of funds will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

D.	Property and equipment

Property and equipment consists of data center servers, computers, leasehold improvements and office furniture and equipment are stated at cost less accumulated depreciation.

Depreciation is calculated on a straight-line basis over the expected useful lives of the assets. The principal annual rates used for this purpose are:

%
Computer equipment	15-25
Leasehold improvements	Over the shorter of the term of the lease or useful lives

Subsequent expenditures are included in the assets carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to statements of comprehensive income (loss) during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are recognized in statements of comprehensive income (loss).

The Company evaluates the need to record an impairment of the carrying amount of property and equipment whenever events or changes in the circumstances indicate that the carrying amount is not recoverable. If the carrying amount of the assets exceeds their expected undiscounted cash flows to be generated from them, the assets are reduced to their fair value amounts. Impairment losses are recognized in the statement of comprehensive income (loss).

E.	Revenue recognition

Revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring services to a customer.

The Company generates its revenues from customers through three streams:

Royalties from licensed technology and the provision of proprietary games content via digital channels are recognized in the accounting periods in which the gaming transactions occur.

Set up fees from establishment of a new solution to a client are recognized ratably over the contract period commencing on the launch date.

Customers' relationships management ("CRM") services revenues are recognized in the accounting periods in which the services are provided.

NeoPollard Interactive LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.	Income Taxes

For U.S. income tax purposes, the Company is treated as a partnership. The Members are taxed on their proportionate share of the Company’s taxable results. Accordingly, no income taxes for U.S. federal and state income taxes have been recorded in the Company’s financial statements.

G.	Leases

Arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term.

The lease liability was measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate. The weighted-average rate applied was 4%. Right-of-use assets were measured at an amount equal to the lease liability.

For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election and recognizes rent expenses on a straight-line basis over the lease term.

The Company has a 3-year lease agreement for its data centers in New Hampshire beginning 2018, with an annual lease payment of $125 thousand, and a 5 year lease agreement for its data centers in North Carolina beginning 2019 with an annual lease payment of $108 thousand.

NOTE 3 - RESTRICTED CASH AND DUE TO LOTTERIES

As part of the agreements with certain iLottery customers, the Company is required to provide all cash processing services related to the iLottery activity. The Company acts as the merchant of record for the bank accounts held on behalf of its customers.

Restricted cash reflects mainly proceeds received from players and not yet transferred to the Company’s customers as of the end of the reporting period. Due to lotteries reflects proceeds owed by the Company and not yet transferred to its iLottery customers.

NeoPollard Interactive LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 4 - PROPERTY AND EQUIPMENT, NET

	Computer equipment	Leasehold improvements	Total
	U.S. dollars (in thousands)
Cost:
Balance as of January 1, 2020	2,111	24	2,135
Additions during the year	191	2	193
	2,302	26	2,328

Accumulated depreciation:
Balance as of January 1, 2020	(715)	(3)	(718)
Depreciation during the year	(403)	(2)	(405)
	(1,118)	(5)	(1,123)
Net Book Value:
As of December 31, 2020	1,184	21	1,205

	Computer equipment	Leasehold improvements	Total
	U.S. dollars (in thousands)
Cost:
Balance as of January 1, 2019	1,470	8	1,478
Additions during the year	641	16	657
	2,111	24	2,135

Accumulated depreciation:
Balance as of January 1, 2019	(382)	(1)	(383)
Depreciation during the year	(333)	(2)	(335)
	(715)	(3)	(718)
Net Book Value:
As of December 31, 2019	1,396	21	1,417

NeoPollard Interactive LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 5 - RELATED PARTY TRANSACTIONS

Since its incorporation, the Company has engaged both of its Members for the provisioning of services which were required to support its ongoing operations in the areas of technology support, CRM, account management and a number of corporate functions such as finance, legal and HR.

In the reported periods the Company received certain services from related companies:

	For the year ended December 31,
	2020	2019
	U.S. dollars (in thousands)

Marketing and security services - Neogames	419	228
Royalties - Neogames	1,038	171
Technical support - Neogames	4,533	2,885
Technical support - Pollard	1,920	2,682
Labor and benefits - Neogames	137	27
Labor and benefits - Pollard	3,036	2,293
Other - Pollard	40	-
Other - Neogames	585	445
	11,708	8,731

NOTE 6 - TRADE PAYABLES AND ACCRUED EXPENSES

	As of December 31,
	2020	2019
	U.S. dollars (in thousands)

Trade payables	1,890	293
Governmental authorities	181	-
Accrued expenses	198	36
	2,269	329

NOTE 7 - REVENUES AND SIGNIFICANT CLIENTS

	For the year ended December 31,
	2020	2019
	U.S. dollars (in thousands)

Royalties	17,510	3,335
Set up fees	242	125
CRM services	280	280
	18,032	3,740

NeoPollard Interactive LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 7 - REVENUES AND SIGNIFICANT CLIENTS (Cont.)

For the year ended December 31, 2020, four of Company's clients A, B, C and D each accounted for more than 10% of its total revenue, accounting for approximately 23%, 34%, 30% and 13%, respectively. For the year ended December 31, 2019, three of Company's clients A, B, and C each accounted for more than 10% of its total revenue, accounting for approximately 52%, 23% and 25%, respectively.

As of December 31, 2020, four of Company's clients A, B, C and D each accounted for more than 10% of its trade receivables balances, accounting for approximately 11%, 13%, 40% and 36%, respectively. As of December 31, 2019, three of Company's clients A, B and C each accounted for more than 10% of its trade receivables balances, accounting for approximately 24%, 58% and 18%, respectively.

NOTE 8 - DISTRIBUTION EXPENSES

	For the year ended December 31,
	2020	2019
	U.S. dollars (in thousands)

Labor and benefits	3,173	2,320
Call center	1,290	787
Processing fees	2,076	540
3rd Party Content	805	-
Technical support	6,453	5,567
Other	2,319	1,266
	16,116	10,480

NOTE 9 - SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	For the year ended 31 December
	2020	2019
	U.S. dollars (in thousands)

Labor and benefits	419	228
Marketing	103	547
Professional fees	210	235
Travelling	44	57
	776	1,067

NOTE 10 - REGULATORY DEVELOPMENT

In January 2019, the U.S. Department of Justice Office of Legal Counsel ("DOJ") published an opinion (“2018 Opinion”) that reinterpreted the statutory provisions of the Wire Act, 18 U.S.C. §1084 concluding that the prohibitions contained in the statute apply not only to sports gambling, but to all types of gaming.  This reversal of 2011 opinion (“2011 Opinion”) of the DOJ created uncertainty as to the lawfulness of the interstate transmission of data associated with lawful state lotteries.   On January 15, 2019, the Deputy Attorney General issued a memorandum stating that Department of Justice attorneys should adhere to the 2018 Opinion, but that as an exercise of discretion, the Department would refrain from applying the new interpretation to persons who engaged in conduct in reliance on the interpretation set forth in the 2011 Opinion prior to the date of the 2018 Opinion and for 90 days thereafter.

NeoPollard Interactive LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 - REGULATORY DEVELOPMENT (Cont.)

On February 15, 2019, the Company filed a complaint for declaratory relief and a motion for summary judgment with the U.S. District Court for the District of New Hampshire ("District Court") requesting a formal declaratory judgement that the Wire Act does not prohibit the use of a wire communication facility to transmit in interstate commerce bets, wagers, receipts, money, credits, or any other information related to any type of gaming other than gambling on sporting events and contests.

In June 2019, the U.S. District Court ruled in favor of the Company and declared (without qualification) that the Wire Act applies only to transmissions related to bets or wagers on a sporting event or contest. The U.S. District Court further directed that the 2018 Opinion be “set aside”. The DOJ filed a notice of appeal on August 16, 2019 and its opening brief on December 20, 2019. The Company filed its response brief on February 26, 2020.  The DOJ’s reply brief was filed on May 22, 2020.  Oral arguments were heard on June 28, 2020.

A decision of the First Circuit was received on January 20, 2021. The First Circuit of the U.S. Court ruled in favor of the Company and unequivocally reconfirmed that the federal Wire Act is limited to sports betting and therefore, does not pertain to state‐run lotteries. If the government wishes to seek a further review in the U.S. Supreme Court, it must file its petition to do so by June 21, 2021.  If a review is sought, the U.S. Supreme Court will have discretion to hear the case or decline to do so.

Although the Company was successful at the District Court and the Circuit Court level, the Company cannot predict whether the case will be reviewed by the U.S. Supreme Court, or how the U.S. Supreme Court would decide the issue if it granted a review. The Company's management is therefore of the opinion, based on the advice of its legal counsel, that the final outcome of the proceedings cannot be fully assessed as of the approval date of these financial statements. The Company’s management does not anticipate that operations will be negatively affected within the next 12 months.