Form 20-F/A
period 2020-12-31
NeoGames S.A.
filed 2022-01-18
CIK 1821349

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
Amendment No. 1
 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ___

       For the transition period from     __________  to _________

Commission file number: 001-39721

NEOGAMES S.A.
(Exact name of Registrant as specified in its charter)

Grand Duchy of Luxembourg
(Jurisdiction of incorporation or organization)

63-65, rue de Merl
L-2146 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Moti Malul
Chief Executive Officer
63-65, rue de Merl
L-2146 Luxembourg
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

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

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

☐ Yes  ☒ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F of NeoGames S.A. (the “Company,” “NeoGames,” “we,” and “our”) for the year ended December 31, 2020, which was originally filed with the Securities and Exchange Commission on April 16, 2021(the “Original Filing”).

The Company is filing this Amendment solely for the purpose of updating the disclosure in Item 16G of Part II. In accordance with Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Item 16G of Part II of the Original Filing is hereby amended and restated in its entirety. In addition, pursuant to Rule 12b-15 under the Exchange Act, the Company is including Item 19 of Part III with this Amendment solely to file the certifications required under the Sarbanes-Oxley Act of 2002.

Except as described above or as otherwise expressly provided by the terms of this Amendment, no other changes have been made to the Original Filing. Except as otherwise indicated herein, this Amendment continues to speak as of the date of the Original Filing, and the Company has not updated the disclosures contained therein to reflect any events that occurred subsequent to the date of the Original Filing.

ITEM 16G: CORPORATE GOVERNANCE.

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our Ordinary Shares are listed on Nasdaq.

As a foreign private issuer, we are permitted under Nasdaq Marketplace Rule 5615(a)(3) to follow certain of our home country, Luxembourg, corporate governance practices instead of the Nasdaq corporate governance rules, provided we disclose which requirements we are not following and the equivalent Luxembourg requirement. We must also provide Nasdaq with a letter from outside counsel in Luxembourg, certifying that our corporate governance practices are not prohibited by Luxembourg law. As of January 17, 2022, we do not follow any Luxembourg rules instead of Nasdaq corporate governance rules, except with respect to Nasdaq Marketplace Rule 5635 which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. With respect to the circumstances described in Nasdaq Marketplace Rule 5635, we follow Luxembourg law which does not require approval of our shareholders.  Subject to using the controlled company exemption described under Item 6.C “Board Practices—Controlled Company Exemption,” and following home country rules with respect to the circumstances described in Nasdaq Marketplace Rule 5635, we intend to substantially comply with the rules applicable to U.S. companies listed on Nasdaq. We may in the future elect to follow additional home country practices with regard to various corporate governance requirements for which exemptions are available to foreign private issuers, including certain requirements prescribed by Nasdaq with regard to, among other things, the composition of our board of directors and shareholder approval procedures for certain dilutive events and for the adoption of, and material changes to, equity incentive plans. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq rules applicable to domestic issuers.

ITEM 19. EXHIBITS

The following are filed as exhibits hereto:

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NEOGAMES S.A.

Date: January 17, 2022	By:	/s/ Moti Malul
Moti Malul
Title: Chief Executive Officer