Form 20-F
period 2021-12-31
NeoGames S.A.
filed 2022-04-14
CIK 1821349

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ___

       For the transition period from     __________  to _________

Commission file number: 001-39721

NEOGAMES S.A.
(Exact name of Registrant as specified in its charter)

Grand Duchy of Luxembourg
(Jurisdiction of incorporation or organization)

10 Habarzel Street
Tel Aviv, 6971014
Israel
(Address of principal executive offices)

Moti Malul
Chief Executive Officer
63-65, rue de Merl
L-2146 Luxembourg, Grand
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

As of December 31, 2021, the Registrant had outstanding: 25,565,095 Ordinary Shares, no par value per share.

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

References to “B2B” mean business-to-business;

References to “B2C” mean business-to-consumer;

References to “B2G” mean business-to-government;

References to “Gross Gaming Revenue” or “GGR” mean gross sales less winnings paid to players;

References to “iLottery Penetration” mean, with respect to the gross sales generated by either a lottery or by all lotteries within a given market, the percentage of such gross sales that was generated by iLottery offerings;

References to “Net Gaming Revenue” or “NGR” mean (i) in North America, gross sales less winnings paid to players and any promotion dollar incentives granted to players, and (ii) in Europe, gross sales less winnings paid to players, any gambling tax or duty paid on such sales and any promotion incentives granted to players; and

References to “dollar,” “USD” and “$” are to U.S. dollars, “NIS” or “shekels” are to New Israeli Shekels, “pound sterling,” “pence” or “£” are to the legal currency of the United Kingdom, “€,” “EUR” or “euro” are to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the treaty establishing the European Community, as amended, and “C$” is to Canadian dollars.

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

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information in this Annual Report concerning our industry, our markets and our competitive position, is based on information from our own internal estimates and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties such as the American Gaming Association, Eilers & Krejcik Gaming, Vixio (formerly “GamblingCompliance”), H2 Gambling Capital (“H2GC”) and La Fleur’s TLF Publications, in addition to reports from state lottery commissions.

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in Item 3.D. “Key Information-Risk Factors.”

Many important factors could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

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

SUMMARY RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those described in the section titled Item 3.D. “Key Information - Risk Factors,” in this Annual Report on Form 20-F. You should carefully consider these risks and uncertainties when investing in our Ordinary Shares. The principal risks and uncertainties affecting our business include the following:

•	We have a concentrated customer base, and our failure to retain our existing contracts with our customers could have a significant adverse effect on our business.

•	We are dependent on Pollard with respect to our joint operation of the Michigan iLottery for the Michigan State Lottery.

•	Our inability to successfully complete and integrate pending or future acquisitions could limit our future growth or otherwise be disruptive to our ongoing business.

•	We do not have a formal joint venture agreement or any other operating or shareholders’ agreement with Pollard with respect to NPI, through which we conduct a substantial amount of our business.

•	A reduction in discretionary consumer spending could have an adverse impact on our business.

•	The growth of our business largely depends on our continued ability to procure new contracts.

•	We incur significant costs related to the procurement of new contracts, which we may be unable to recover in a timely manner, or at all.

•	Intense competition exists in the iLottery industry, and we expect competition to continue to intensify.

•	Our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions.

•	In addition to competition with other iLottery providers, we and our customers also compete with providers of other online offerings.

•	We operate in an industry that is affected by technological improvements and evolving player preferences.

•	We have incurred operating losses in the past, may incur operating losses in the future and may not be able to maintain sustainable profit margins.

•	Certain of our directors and shareholders may experience a conflict of interest between their duties to us and to Aspire.

•	Our Founding Shareholders have significant influence over the nominations and elections of members of our board of directors and other matters submitted for shareholder approval.

•	We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

•	Our existing and future contractual arrangements could restrict our ability to compete effectively, which may affect our ability to grow our business and enter into new markets.

•
We rely on information technology and other systems and platforms, and any failures, errors, defects or disruptions in our systems or platforms could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our business.

•	We rely on third-party service providers for key functions in our operations.

•	If we fail to protect or enforce our intellectual property rights, our business could be materially affected.

•	The gaming industry is historically litigious with respect to intellectual property and there can be no assurance that our platforms will not infringe on the rights of others.

•	We are subject to taxation in multiple jurisdictions, which is complex and often requires making subjective determinations subject to scrutiny by, and disagreements with, tax regulators.

•
Our operations in Kyiv, Ukraine may be materially impacted as a result of Russia’s invasion of Ukraine and our business, financial condition and results of operations may be materially adversely affected by any negative economic impact resulting from the conflict in Ukraine.

•	We may not be able to service our debt under our financing agreements in connection with the Proposed Acquisition of Aspire, or we may otherwise be in breach of those arrangements.

•
We may require additional capital to support our growth plans, and such capital may not be available on terms acceptable to us, if at all. This could hamper our growth and adversely affect our business.

•	We may become subject to litigation, from which we could incur significant monetary and reputational harm, irrespective of the merit of such claim or outcome of such litigation.

•
Expansion into new markets may be important to the growth of our business in the future, and if we do not manage the business and economic risks of this expansion effectively, it could materially and adversely affect our business and results of operations.

•
If we fail to detect fraud or theft, including by our employees and our customers and their players, our reputation may suffer which could harm our brand and negatively impact our business, financial condition and results of operations and subject us to investigations and litigation.

•
Termination of our relationship with William Hill or failure to realize the anticipated benefits of such relationship could have an adverse effect on our business, prospects, financial condition and results of operations.

•	The gaming and lottery industries are heavily regulated, and changes to the regulatory framework in the jurisdictions in which we operate could harm our existing operations.

•	Failure to comply with regulations may result in the revocation or suspension of our or certain of our customers’ respective licenses to operate.

•
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

•	We are subject to anti-money laundering laws and regulations in the United States and other jurisdictions in which we operate.

•	We are subject to economic and trade sanctions laws and regulations.

•	We are subject to global anti-corruption laws, including the U.S. Foreign Corrupt Practices Act

•	Conditions in the jurisdictions where we operate could materially and adversely affect our business, including, for example, in connection with the ongoing war in Ukraine.

PART ONE

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

 ITEM 2.         OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

3.A.          Reserved

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

Our financial condition is heavily dependent on our ability to maintain our existing turnkey contracts and our large games contracts. We cannot guarantee that our existing contracts will be renewed or that we will be able to win a procurement process for a new contract. Even if we are successful in renewing agreements with customers, there is no assurance that such renewals will be on the same terms, and it is possible that renewals of existing agreements will be on less preferable terms. This has occurred in the past when certain customers required certain concessions upon the renewal of existing agreements. As is typical with many government contracts, most of our customers can terminate our contracts for convenience. Loss of any of our customer contracts would result in a substantial decline in our revenues, which also could hinder our ability to pursue growth initiatives, both in the form of new or enhanced products and services and in expansion into new markets. The loss of any of our customers could damage our reputation, which could materially damage our financial condition.

We are dependent on Pollard with respect to our joint operation of the Michigan iLottery for the Michigan State Lottery.

We act as a subcontractor to Pollard with respect to its agreement (the “MSL Agreement”) to provide development, implementation, operational support and maintenance (including technology platforms, games and added value services) to the Michigan State Lottery (the “MSL”). The Michigan iLottery accounted for 45.3% of our revenues in the year ended December 31, 2021 and 54.5% of our revenues in the year ended December 31, 2020.

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

Our inability to successfully complete and integrate pending or future acquisitions could limit our future growth or otherwise be disruptive to our ongoing business.

Since our inception, we have not consummated any acquisitions in support of our strategic goals, and we therefore have no experience in integration of new acquisitions. From time to time, we pursue acquisitions in support of our strategic goals. Our tender offer to acquire Aspire is an example for such strategic acquisition. There can be no assurance that acquisition opportunities will be available on acceptable terms or at all or that we will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. Our ability to succeed in implementing our strategy will depend to some degree upon the ability of our management to identify, complete and successfully integrate commercially viable acquisitions. Acquisition transactions may disrupt our ongoing business and distract management from other responsibilities. In connection with any such acquisitions, we could face significant challenges in managing and integrating our expanded or combined operations, including acquired assets, operations, and personnel. For example, the integration of Aspire, if completed, could prove to be complicated and time consuming for our management. We may not be able to successfully integrate Aspire and may not be able to realize and benefit from any future synergies, which could adversely affect our business and financial condition. For information regarding the public tender offer to Aspire shareholders, see “Related Party Transactions - Relationship with Aspire - Proposed Acquisition of Aspire.”

We do not have a formal joint venture agreement or any other operating or shareholders’ agreement with Pollard with respect to NPI, through which we conduct a substantial amount of our business.

In 2014, following the procurement process for the predecessor to the MSL Agreement, we and Pollard established NPI to pursue other iLottery opportunities in the North American market. While the current MSL Agreement remains between Pollard and the MSL, NPI has since been awarded iLottery contracts with the Virginia Lottery (the “VAL”) in August 2015, the New Hampshire Lottery Commission (the “NHL”) in September 2018 (as a subcontractor to Intralot, Inc. (“Intralot”)), the North Carolina Education Lottery (the “NCEL”) in October 2019 and the Alberta Gaming, Liquor and Cannabis Commission (the “AGLC”) in March 2020.

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

While much of our revenue growth over the past few years has come from increasing NGR generated by the Michigan iLottery, and we expect the Michigan iLottery to continue to account for a large portion of our revenues, the addition of new iLottery contracts has begun to contribute substantially to the growth of our business. In particular, NPI began recognizing revenues from new turnkey contracts supporting the VAL in 2015 and, later, NHL and the NCEL in 2018 and 2019, respectively, and the latter two contracts accounted collectively for 40.3% of the Company’s share in NPI’s revenues for the year ended December 31, 2021 and 16.1% of the Company’s share in NPI’s revenues for the year ended December 31, 2020.

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

The tender process to obtain a new contract is highly competitive and typically requires a significant upfront capital investment. The efforts and resources required to participate and win a request for proposal, commence operations of an iLottery program and procure revenues from that program are relatively long and may take several months or years to complete. This investment, which includes our management’s time, may never be recovered in the event that we fail in our bid. A typical request for proposals or a tender requires us to spend substantial time and effort assisting potential customers in evaluating our products and services, including providing demonstrations and benchmarking against other available offerings by our competitors. This process can be costly and time consuming, and we often do not know if any given sales efforts will be successful until the later stages of those efforts. After being awarded a contract, it can take years to set up the iLottery system and for the contract to become profitable. The long procurement cycle creates a significant time gap between the time we participate in a tender and dedicate the necessary resources, and the time we can recognize revenue or income from that program, if at all. This time gap creates pressure on our cash flow, as it requires significant funding up front, and in the interim period, and may not result in any income, or result in income that will only be achieved quarters after the resources have been dedicated. If we are unable to forecast market demand and conditions, we may not be able to expand our sales efforts at appropriate times and our revenues and related results of operations could be materially adversely affected.

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

Some of our competitors and potential competitors have substantially greater financial and other resources (including human resources) or experience than we do. Some of our competitors also have existing relationships and insight as the legacy retail lottery provider of certain U.S. states and may realize synergies that we cannot. Competitors may devote more resources towards developing and testing products and services, undertake more extensive marketing campaigns, offer more favorable pricing terms, pursue aggressive growth initiatives or otherwise develop more commercially successful products or services. In addition, certain of our competitors may enter into contracts with less favorable terms to prevent us from procuring new contracts or renewing our existing contracts. Such potential competitive disadvantages may make it difficult for us to retain existing contracts or secure new contracts without being willing to accept less favorable terms.

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

In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by third parties. These risks may increase over time as the number of our employees and the complexity and number of technical systems and applications we use also increase. Breaches of our security measures or those of our third-party service providers or cybersecurity incidents could result in unauthorized access to our sites, networks and systems; unauthorized access to and misappropriation of player information, including players’ personally identifiable information, or other confidential or proprietary information of ourselves or third parties; viruses, worms, spyware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; litigation, regulatory action and other potential liabilities. In the past, we have experienced social engineering, phishing, malware and similar attacks and threats of denial-of-service attacks, none of which to date has been material to our business; however, such attacks could in the future have a material adverse effect on our operations. Pursuant to a software license agreement with Pollard in respect of the offering to the MSL (the “Pollard Software License Agreement”), our iLottery software is installed on Pollard’s servers, through which it is made available to the MSL. Pollard is responsible for the security measures on its servers, and the Pollard Software License Agreement contains no representations or undertakings with regard to such security measures. A breach of Pollard’s server security could expose our software to the risks noted above. Moreover, our iLottery software is made available by NPI to the VAL, the NHL, the NCEL and the AGLC . If any of these breaches of security should occur, our reputation and brand could be damaged, customers may terminate their contracts with us, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. We cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

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

In addition to competition from iLottery providers, we also face competition from providers of other online offerings, including iGaming, sports betting, mobile games and eSports. While we believe that our customers’ iLottery offerings target different players and provide a differentiated experience than these other online offerings, the introduction of such offerings may allow new competitors to establish a foothold in regions where we currently provide the iLottery offering. For example, on January 22, 2021, iGaming and online sports betting was launched in Michigan. The Michigan iLottery accounted for approximately 45.3% of our revenues in the year ended December 31, 2021 and 54.5% of our revenues in the year ended December 31, 2020, and the introduction of other online gaming offerings, which is typically accompanied by significant marketing efforts to attract players, has adversely affected the revenues generated by the Michigan iLottery program.

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

We have incurred operating losses in the past, may incur operating losses in the future and may not be able to maintain sustainable profit margins.

We generated a net profit of $6.5 million in the year ended December 31, 2020, which was the first reporting period in which we generated a net profit since incorporation. We continued to generate net profit, and in the year ended December 31, 2021 we generated a net profit of $4.7 million. We expect to continue the development and expansion of our business, and we anticipate additional costs in connection with legal, accounting and other administrative expenses related to operating as a public company. While our revenue has grown in recent years, if our revenue declines or fails to grow at a rate sufficient to offset increases in our operating expenses, we may generate losses. We cannot ensure that we will sustain profitability in the future.

Certain of our directors and shareholders may experience a conflict of interest between their duties to us and to Aspire.

We were established as an independent company in 2014, following a spin-off from Aspire Global Plc (formerly known as NeoPoint Technologies Limited) (“Aspire” and, together with its subsidiaries, the “Aspire Group”). Prior to our spin-off from Aspire, our management team was responsible for the iLottery business of Aspire. Barak Matalon and Aharon Aran, members of our board of directors, are also members of Aspire’s board of directors. Further, Barak Matalon, Elyahu Azur, Pinhas Zahavi and Aharon Aran (collectively, the “Founding Shareholders”), who collectively own a majority of the shares of Aspire, may have substantial influence over the outcome of matters submitted to our shareholders for approval. Such directors and shareholders could experience a conflict of interest between their duties to us and Aspire, which may have an adverse effect on our business and prospects.

For example, the Aspire Software License Agreement (as defined  below in “Related Party Transactions - Relationship with Aspire - Aspire Software License Agreement”) does not prevent NeoGames from using the Mixed-Use Software (as defined below in “Related Party Transactions - Relationship with Aspire - Aspire Software License Agreement”) to design, develop and implement games content, so long as it is not sold through certain platform providers or white label companies which are competitors of Aspire, and provided that we do not design, develop and implement casino and slot content to games aggregators. See “Related Party Transactions - Relationship with Aspire - Aspire Software License Agreement.” Accordingly, both we and Aspire could compete in future engagements for provision of games content or for a contract with a white label provider. Furthermore, the Aspire Software License Agreement does not prevent either NeoGames or Aspire from using the Mixed-Use Software for (i) B2B customers in the iGaming and sports betting business in the United States, (ii) B2G customers in the iLottery business anywhere outside the United States, and (iii) offering games content to customers worldwide except for B2G customers in the United States and for customers who are providers of iLottery content which are NeoGames competitors. Accordingly, both we and Aspire could compete for the same B2B iGaming and sports betting customers in the United States or B2G iLottery customers outside the United States. In the event that such circumstances arise, the shared directors or shareholders may decide to prevent NeoGames from pursuing such opportunities in favor of Aspire.

Additionally, on January 17, 2022 we announced the Aspire Tender Offer (as defined below). The Aspire Tender Offer is an ongoing process as of the date hereof. While both we and Aspire have established special independent committees to evaluate and approve the Aspire Tender Offer, the Aspire Tender Offer, if completed, will constitute a transaction between related parties. For more information, see “Related Party Transactions - Relationship with Aspire.”

Our Founding Shareholders have significant influence over the nominations and elections of members of our board of directors and other matters submitted for shareholder approval.

Our Founding Shareholders have the exclusive right under our amended and restated articles of association (“articles of association”) to nominate up to 50% of our directors so long as they own in the aggregate at least 40.0% of our issued and outstanding share capital. As of March 31, 2022, the Founding Shareholders held approximately 49.9% of our issued and outstanding share capital. As a result, the Founding Shareholders have significant influence also over the outcomes of other matters submitted to shareholders for approval. The Founding Shareholders are entitled to vote their shares according to their own interests, and such interests may be different than the interests of our other shareholders and may delay, deter or prevent a change in control or other business combination that might otherwise be beneficial to our shareholders. See “Related Party Transactions - Voting Agreement,” and “Management - Board Composition.”

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

     We provide a sub-license to the NeoSphere platform to William Hill, which at the time was one of our largest shareholders. In April 2021, William Hill was acquired by, and became a subsidiary of Caesars Entertainment, Inc. (“Caesars”). On March 18, 2022, Caesars reported the consummation of a block sale, in which it divested its holdings in the Company. We also provide certain software services to Aspire. The revenues received from William Hill and Aspire amounted to approximately 19% of our revenues in the year December 31, 2021 and 18.6% of our revenues in the year ended December 31, 2020. We may have achieved more favorable terms if such transactions had not been entered into with related parties.

We have also entered into certain intellectual property licenses and cost-sharing arrangements with Aspire. Transactions with our significant shareholders or entities in which our significant shareholders hold ownership interests present potential for conflicts of interest, as the interests of these parties and their stockholders may not align with the interests of our shareholders.

We have loans outstanding under the WH Credit Facility (as defined in “Related Party Transactions”). Additionally, on January 17, 2022 we announced the Aspire Tender Offer. For more information, see “Related Party Transactions.”

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

Additionally, pursuant to the Aspire Software License Agreement, Aspire granted NeoGames a license to use Mixed-Use Software for certain purposes. However, the Aspire Software License Agreement restricts NeoGames from using the Mixed-Use Software to (i) design, develop or implement casino and slot games for games aggregators and (ii) design, develop and implement games content for customers who are platform providers or white-label companies which are competitors of Aspire. See “Related Party Transactions - Relationship with Aspire - Aspire Software License Agreement.” While we have only focused on the iLottery business to date, these restrictions may limit our ability to enter into the market of casino, slot games and sports betting in the future and may affect our ability to expand our customer base.

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

In response to the COVID-19 pandemic, we transitioned many of our employees to remote working arrangements and temporarily closed our offices in Israel, Ukraine and Michigan. More recently, we have gradually permitted employees to return to our offices in Israel, Kyiv and Michigan in phases while maintaining hybrid office and remote workplace arrangements. While we have not experienced a material impact to date, it is possible that this could have a negative impact on the execution of our business plans and operations. If a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in player privacy, IT security and fraud concerns as well as increase our exposure to potential wage and hour issues.

Given the continued spread of COVID-19, including the emergence of COVID-19 variants, such as the recent Delta and Omicron variants, and the resultant personal, economic and governmental reactions, we may have to take additional actions in the future that could adversely affect our business, financial condition, and results of operations. In addition, our management team has spent, and will likely continue to spend, significant time, attention, and resources monitoring the COVID-19 pandemic and associated global economic uncertainty and seeking to manage its effects on our business and workforce.

The extent to which the COVID-19 pandemic affects our financial results and operations will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, vaccine and booster rollout, severity and transmission rates of the virus and its current and future variants, the duration and spread of the outbreak, the governmental actions and regulations imposed to contain the virus or treat its impact, how quickly and to what extent pre-pandemic economic and operating conditions can resume and overall changes in players’ behavior.

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

We entered into our first customer agreement in 2014, and a majority of our customer agreements are in their initial terms. In 2018 and 2019, we began providing turnkey solutions to the NHL and NCEL, respectively. Furthermore, during 2020 we transitioned the VAL solution into a full iLottery program and launched a new turnkey solution with the province of Alberta in Canada. In 2021, we launched Instant games with the Austrian Lotteries (Österreichische Lotterien) as well as Lottomatica in Italy and Sisal Sans in Turkey. Our limited operating history in certain markets makes it difficult to accurately assess our future prospects and increase the risk associated with your investment. Any future changes to our revenue model could materially and adversely affect our business.

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

As of December 31, 2021, we had outstanding performance bonds and letters of credit in an aggregate amount of approximately $3.8 million. These instruments present a potential expense for us and divert financial resources from other uses. Claims on performance bonds, drawings on letters of credit, and payment of liquidated damages could individually or in the aggregate have a material adverse effect on our results of operations, business, financial condition or prospects.

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

    We rely on a combination of trademark, copyright, trade secret, and domain-name-protection laws as well as contractual restrictions to protect our technology and intellectual property rights. While it is our policy to protect and defend our rights to our intellectual property, we cannot predict whether steps taken by us to protect our intellectual property will be adequate to prevent infringement, misappropriation, dilution or other violation of our intellectual property rights. Effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. Third parties may infringe our proprietary rights (knowingly or unknowingly) and challenge proprietary rights held by us, and any potential future trademark and patent applications may not be approved. We have been required and in the future may be required to expend significant time and expense to prevent infringement or to enforce our rights. We also cannot guarantee that others will not independently develop technology with the same or similar functions to any proprietary technology we rely on to conduct our business and differentiate ourselves from our competitors. Unauthorized parties may also attempt to copy or obtain and use our technology to develop offerings with the same functionality as our solutions, and policing unauthorized use of our technology and intellectual property rights is difficult and may not be effective. Any unauthorized use of our brand, technology or intellectual property could result in revenue loss as well as have an adverse impact on our reputation. We may be required to incur significant expenses in registering, monitoring and protecting our intellectual property rights. Any litigation could result in significant expense to us, including the diversion of management time and may not ultimately be resolved in our favor. Changes in the law or adverse court rulings may also negatively affect our ability to prevent others from using our technology.

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

While we own most of the software in our platform, we license certain core legacy software from Aspire, as further described in “Related Party Transactions.” The Aspire Software License Agreement does not prohibit Aspire from depositing the source code of the software licensed to us with an escrow agent. While Aspire has not yet done this, if Aspire were to do so and a release event were to occur, Aspire’s third-party designees would gain rights and access to source code that is material to our business which could materially and adversely affect our business, prospects, financial condition and results of operations. The Aspire Software License Agreement also allows both Aspire and the Company to develop modifications to the Mixed-Use Software, and any modifications developed by the Company or Aspire are owned by the developing party and licensed to the other party for certain purposes. This results in a risk to the confidentiality and exclusivity of any modifications and improvements we may create to such software.

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

    There is a risk that our operations, platforms and services may infringe, or be alleged to infringe, the intellectual property rights of third parties. We have incurred and in the future may incur substantial time and expense in defending against third-party infringement claims, regardless of their merit. Additionally, due to diversion of management time, expenses required to defend against any claim and the potential liability associated with any lawsuit, any litigation could significantly harm our business, financial condition and results of operations. If we were found to have infringed the intellectual property rights of a third party, we could be liable for license fees, royalty payments, lost profits or other damages, and may be subject to injunctive relief to prevent us from using such intellectual property rights in the future. Such liability (if significant) or injunctive relief could materially and adversely affect our business, prospects, financial condition and results of operations.

We are exposed to costs associated with changes in levies and taxes.

We must comply with tax laws in the jurisdictions in which we operate. Tax rules or their interpretation may change in the markets in which we operate and in any markets we may enter in the future. Any changes to the corporate tax rate application in different jurisdictions, withholding taxes, transfer pricing rules, levels of value added tax, industry specific taxes and other levies, royalties and imposts could materially and adversely affect our financial position, performance and prospects. For example, there is a risk that we will not be able to pass on to our customers any additional gaming levies or taxes that apply to us. In addition, certain of our positions regarding the taxes that apply to us in the different jurisdictions in which we operate may not be accepted by the tax authorities in such jurisdictions, which could adversely affect our financial condition. On May 18, 2021, we obtained a pre-ruling from the Israeli Tax Authority regarding the transfer of certain intellectual property rights relating to the online lottery business of NeoGames S.A. to NGS. We cannot guarantee that the ruling will be acceptable with the Luxembourg tax authorities. See Item 10.E. “Taxation – Tax Ruling of the Israeli Tax Authority.”

We are subject to taxation in multiple jurisdictions, which is complex and often requires making subjective determinations subject to scrutiny by, and disagreements with, tax regulators.

We are subject to different forms of taxation in each of the countries and regions we or our subsidiaries are formed and/or conduct our business, including, but not limited to, income tax, withholding tax, gaming taxes, property tax, VAT, social security and other payroll-related taxes. Tax law and administration is complex, subject to change and varying interpretations and often requires us to make subjective determinations. In addition, we take positions in the course of our business with respect to various tax matters, including in connection with our operations. Tax authorities worldwide are increasingly rigorous in their scrutiny of corporate tax structures and may not agree with the determinations that are made, or the positions taken, by us with respect to the application of tax law. Such disagreements could result in lengthy legal disputes, an increased overall tax rate applicable to us and, ultimately, in the payment of substantial amounts of tax, interest and penalties, which could have a material adverse effect on our business, results of operations and financial condition.

For example, in August 2021 we received a request from the Israeli Tax Authority to provide certain information and documents related to our Israeli subsidiary Neogames Systems Ltd. with respect to the years 2016-2019. We have not received additional requests or other notifications from the Israeli Tax Authority, pertaining to this matter, with any findings or that would clarify the reasons for such audit. Such audit and similar proceedings may result in assessments, fines, settlements, or increased overall tax rates. While we believe we comply with applicable tax laws, and given the absence of further communications from the Israeli Tax Authority as aforementioned, we cannot anticipate the results of such audit or other similar proceedings, and we have not set aside any reserves to provide for any outcomes related to the tax audits. The ultimate outcome of the Israeli tax audit, and any other audits that may commence by any other tax authority, and of any related litigation or other proceedings, could have a material adverse effect on our consolidated financial statements.

Another example is the pre-ruling issued on May 18, 2021 by the Israeli Tax Authority regarding the transfer of certain intellectual property rights relating to the online lottery business of NeoGames S.A. to NGS. We cannot guarantee that the ruling will be acceptable to the Luxembourg tax authorities, or that the Israeli Tax Authority will not commence audit of other periods. Furthermore, the pre-ruling sets forth certain terms regarding the Company’s day to day practices. Failure by the Company to adhere to such terms may result in the loss of the beneficial tax rates set forth by the pre-ruling. See Item 10.E. “Taxation – Tax Ruling of the Israeli Tax Authority.”

Our operations in Kyiv, Ukraine may be materially impacted as a result of Russia’s invasion of Ukraine and our business, financial condition and results of operations may be materially adversely affected by any negative economic impact resulting from the conflict in Ukraine.

We operate a development hub in Kyiv, Ukraine. As of December 31, 2021, we had approximately 211 employees and 1% in assets in Ukraine. We do not have revenue generating activities in Ukraine. We have also invested significant resources in Ukraine over the last several years. As a result, warfare, political turmoil or terrorist attacks in this region could negatively affect our Ukrainian operations and our business. On February 24, 2022, Russian military forces invaded Ukraine. Prior to Russia’s invasion, 60 of our staff in Ukraine left the country to neighboring countries with our assistance, and 70 left to western areas of the country. We have transitioned to Israel the responsibilities for the release of new features, and the monitoring of stability and health of production environment. However, the ultimate extent, length and impact of the ongoing military conflict are highly unpredictable, and it could disrupt our Ukrainian operations, increase our costs and may disrupt future planned development of capabilities in Ukraine and the surrounding region, and adversely impact our ability to meet our long term development delivery commitments. It is unclear what impact the hostilities in Ukraine will have on our assets.

We have developed and, in some cases, implemented additional contingency plans to relocate work and/or personnel to other geographies and add new locations, as appropriate. Our business continuity plans are designed to address known contingency scenarios to ensure that we have adequate processes and practices in place to protect the safety of our people and to handle potential impacts to our operations. Our crisis management procedures, business continuity plans, and disaster recovery capabilities may not be effective at preventing or mitigating the effects of prolonged or multiple crises, such as civil unrest, military conflict and a pandemic in a concentrated geographic area. The current events in the regions where we operate and where we derive a significant amount of our business may pose security risks to our people, our facilities, our operations, and infrastructure, such as utilities and network services, and the disruption of any or all of them could materially adversely affect our business, financial conditions and results of operations, and cause volatility in the price of our shares. We are continuing to monitor the situation in Ukraine and assess options in relation to our ongoing operations and our ability to continue to do business in the region.

Furthermore, due to the political uncertainty involving Russia and Ukraine, there is also an increased likelihood that the tensions could result in cyber-attacks or cybersecurity incidents that could either directly or indirectly impact our operations. Any attempts by cyber attackers to disrupt our services or systems, if successful, could harm our business, result in the misappropriation of funds, be expensive to remedy and damage our reputation or brand. Insurance may not be sufficient to cover significant expenses and losses related to such cyber-attacks and cybersecurity incidents.

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

If we do not succeed in attracting, hiring, and integrating qualified personnel, or retaining and motivating existing personnel, we may be unable to grow effectively and our business could be adversely affected. We deploy our employees to certain of our customers’ worksites to assist in the development of their IT systems and platforms. The loss of employees who have been involved in the development of intellectual property and know-how and the development and maintenance of key strategic relationships with customers may result in the subsequent loss of key customers. If key employees were to leave, we may be unable to deliver our existing services or develop new products until such employees have been replaced. As our employees have very specific skillsets and are highly qualified, we may face difficulties in replacing them with new employees, and even if we succeed in recruiting new employees, we may incur substantial costs in the recruiting, training and integration of such new employees. See Item 3.D. “Key Information - Risk Factors - Our operations in Kyiv, Ukraine may be materially impacted as a result of Russia’s invasion of Ukraine and our business, financial condition and results of operations may be materially adversely affected by any negative economic impact resulting from the conflict in Ukraine” regarding the situation in Ukraine.

Competition for skilled technical and other personnel in Israel is intense, and as a result we may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, financial condition and results of operations.

We compete in a market marked by rapidly changing technologies and an evolving competitive landscape. In order for us to successfully compete and grow, we must attract, recruit, retain and develop personnel with requisite qualifications to provide expertise across the entire spectrum of our intellectual capital and business needs.

Our principal research and development as well as significant elements of our general and administrative activities are conducted at our headquarters in Israel, and we face significant competition for suitably skilled employees in Israel. While there has been intense competition for qualified human resources in the Israeli high-tech industry historically, the industry experienced record growth and activity in 2021, both at the earlier stages of venture capital and growth equity financings, and at the exit stage of initial public offerings and mergers and acquisitions. This flurry of growth and activity has caused a sharp increase in job openings in both Israeli high-tech companies and Israeli research and development centers of foreign companies, and intensification of competition between these employers to attract qualified employees in Israel. As a result, the high-tech industry in Israel has experienced significant levels of employee attrition and is currently facing a severe shortage of skilled human capital, including engineering, research and development, sales and customer support personnel. Many of the companies with which we compete for qualified personnel have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors. Failure to retain or attract qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to service our debt under our financing agreements in connection with the Proposed Acquisition of Aspire, or we may otherwise be in breach of those arrangements.

On January 17, 2022, we announced the Aspire Tender Offer, which is currently pending. For more information regarding the Proposed Acquisition of Aspire, including the Aspire Tender Offer, see “Related Party Transactions - Relationship with Aspire.”

In order to finance, among other things, part of the aggregate consideration payable by the Company pursuant to the Proposed Acquisition of Aspire, the Company, NeoGames Connect S.à r.l. and NeoGames Connect Limited have entered into the Interim Facilities Agreement with the Interim Lenders (each as defined below). Notwithstanding the entry into the Interim Facilities Agreement, the Company will seek to negotiate and execute a long-form financing agreement prior to the Closing Date to replace the Interim Facilities (each as defined below). In relation to this, the Company and NeoGames Connect S.à r.l. also entered into the Commitment Letter (as defined below). Pursuant to the terms of the Commitment Letter, BXC (as defined below) has committed to make available, in connection with the Proposed Acquisition of Aspire, the Senior Facilities (as defined below) which shall be documented pursuant to the Senior Facilities Agreement (as defined below). If no Interim Facility has been funded prior to such time, the Interim Facility Agreement shall automatically terminate on the date on which the Senior Facilities Agreement is signed and each initial condition precedent thereunder is irrevocably satisfied or waived as evidenced by delivery of a duly signed and unqualified conditions precedent letter thereunder. For more information regarding the financing for the Proposed Acquisition of Aspire, see “Operating and Financial Review and Prospects - Liquidity and Capital Resources - Financing for the Proposed Acquisition of Aspire” below.

Upon consummation of the Aspire Tender Offer, we will have outstanding indebtedness with debt service requirements. Our ability to meet our debt service obligations will depend on our future operating and financial performance, which in turn depends on our ability to successfully implement our business strategy as well as general economic, financial, competitive, regulatory and other factors that are beyond our control. If we do not generate sufficient cash to service our debt under the Interim Facilities Agreement (or, to the extent entered into, the Senior Facilities Agreement) or if we fail to meet other obligations under the Interim Facilities Agreement (or, to the extent entered into, the Senior Facilities Agreement), we may be in default, which may entitle the Interim Lenders (or, in the case of the Senior Facilities, the Lenders (as defined below)), as applicable, to certain rights and remedies against us, and such rights and remedies may have a material adverse effect on our business and financial results. In addition, the final maturity date of the Interim Facilities is 90 days after the date on which the first drawdown of Interim Facility 1 (as defined below) occurs (by which date, the Interim Facilities would need to be replaced and refinanced).

If the Closing Date has not occurred on or before the date falling eight months after (and excluding) January 17, 2022 and the Interim Lenders (or, in the case of the Senior Facilities, the Lenders) do not agree to extend such period, the Interim Facilities (or, as the case may be, the Senior Facilities) will no longer be available to be drawn.

The Interim Facilities Agreement contains (and the Senior Facilities Agreement is expected to contain) customary affirmative and negative covenants which may restrict our ability to operate our business (including, in the case of the Senior Facilities Agreement, a financial maintenance covenant). Our failure to comply with these covenants, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our financial condition and results of operations.

In the event of a default under the Interim Facilities Agreement (or, to the extent entered into, the Senior Facilities Agreement), that is not cured or waived, the Interim Lenders (or, in the case of the Senior Facilities, the Lenders) could take certain actions, including terminating their commitments, declaring all amounts that we have borrowed under the Interim Facilities Agreement (or, to the extent entered into, the Senior Facilities Agreement), to be due and payable, together with accrued and unpaid interest (and other fees) and/or enforce the Interim Security (as defined below) (or, in the case of the Senior Facilities, security in favor of the Lenders under the Senior Facilities Agreement). If the debt under the Interim Facilities Agreement, the Senior Facilities Agreement or any other material financing arrangement that we have entered into or will subsequently enter into were to be accelerated, our assets may be insufficient to repay the indebtedness in full. Any such actions could force us into bankruptcy or liquidation, and we might not be able to repay our obligations in such an event.

As of the date hereof, the Company has incurred costs in an amount of approximately $1.6 million in connection with the financing agreements with Blackstone. The Company has not incurred costs in connection with the FX Hedging Transaction. The costs of the FX Hedging Transaction will be incurred only upon completion of the Aspire Tender Offer.

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

We have historically funded our operations with, among other things, borrowings under the WH Credit Facility. On October 20, 2020, we entered into a loan agreement with William Hill Finance Limited, an affiliate of William Hill, which sets out amended terms and an amended repayment schedule with respect to our outstanding loans under the WH Credit Facility and prohibits us from making any additional draws under the WH Credit Facility. See “Related Party Transactions - Relationship with William Hill - WH Credit Facility.”

We completed our public listing on November 23, 2020 raising a total net amount of $43 million and our total cash balance as of December 31, 2021 was approximately $66.1 million.

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

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies listed in the United States. Our management team may not successfully or efficiently manage the Company, which is subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, prospects, financial condition and results of operations.

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

Approximately 82% of the Company’s revenues in the year ended December 31, 2021 were denominated in U.S. dollars, 4% in euros and 14% in other currencies. However, 26% of the Company’s liabilities were denominated in New Israeli Shekels. For example, almost all of the Company’s current employees are domiciled in Israel and paid in New Israeli Shekels. In 2021, the U.S. dollar / New Israeli Shekel exchange rate decreased from NIS 3.215 per $1 on December 31, 2020, to NIS 3.110 per $1 on December 31, 2021. The decrease from year end 2020 to year end 2021 adversely affected our costs and liabilities that are denominated in Shekels compared to our dollar-denominated income. Any further devaluation of the U.S. dollar compared to the New Israeli Shekel may result in further increases in employee liabilities and other expenses, which may adversely affect the Company’s profit and financial performance. Exchange rate fluctuations have in the past adversely affected the Company’s operating results and cash flows and may adversely affect the Company’s results of operations and cash flows and the value of its assets outside the United States in the future. A devaluation of local currency in a jurisdiction in which the Company is paid in such currency may require the Company’s customers located in such jurisdiction to adjust the amounts paid in local currency for the Company’s products and services, which they may be unable or unwilling to make. Other than the FX Hedging Transaction entered into in connection with the Proposed Acquisition of Aspire, NGS (as defined below) entered into certain forward contracts to hedge its NIS exposure associated with expenses nominated in NIS during 2022. For additional information regarding the FX Hedging Transaction, see Item 5.B. “Liquidity and Capital Resources - Financing for the Proposed Acquisition of Aspire.” As of the date hereof, the Company has incurred costs in an amount of approximately $1.6 million in connection with the financing agreements with Blackstone. The Company has not incurred costs in connection with the FX Hedging Transaction. The costs of the FX Hedging Transaction will be incurred only upon completion of the Aspire Tender Offer.

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

As a significant amount of our net profits and cash flows are generated outside Luxembourg, the repatriation of funds currently held in foreign jurisdictions may result in higher effective tax rates for us. In addition,  heightened attention has been given at national and supranational levels, including through the G20 / OECD Base Erosion and Profit Shifting project (“BEPS”), as well as in other public forums and the media, with regard to matters of cross-border taxation, and in particular, to taxation of the digital economy. In December 2021, the OECD published the Pillar Two model rules for domestic implementation of 15% global minimum tax, and the EU followed suit shortly thereafter. It is expected that the OECD will release the commentary relating to the model rules in 2022 and address co-existence with the US Global Intangible Low-Taxed Income (GILTI) rules. This will be followed by the development of an implementation framework focused on administrative, compliance and co-ordination issues relating to Pillar Two. It is expected that the global minimum tax will be implemented at national level by 2023. The Pillar Two rules, once implemented, are expected to apply to us, along with detailed transfer pricing reporting and exchange of tax information rules known as “Country by Country Reporting”, insofar as our annual revenues exceed EUR 750 million.

Malta transposed the EU Anti-Tax Avoidance Directive into domestic law, including changes with respect to exit tax, General Anti-Abuse Rules and Controlled Foreign Corporation rules. Due to pressure from the European Union, many offshore jurisdictions have introduced “substance” requirements including with regard to intangible property companies. The likelihood of scrutiny of tax practices by tax authorities in relevant jurisdictions and the aggressiveness of tax authorities remains high.

In this context, we expect to be subject to increased reporting requirements regarding our international tax structure.

Any changes in the rules regarding cross-border taxation or the revised interpretation of existing tax rules could increase our tax liability and have a material adverse effect on our business, results of operations, financial condition and prospects.

For example, our pending acquisition of Aspire, which is material for us, may not have the expected results, and may fail to yield the expected results or benefits due to the challenges described above. For more information, see “Related Party Transactions - Relationship with Aspire - Proposed Acquisition of Aspire.”

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

In addition, any misappropriation of, or access to, players’ personal data or other proprietary information or other breach of our information security could result in legal claims or legal proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, including for failure to protect personal data or for misusing personal data, which could disrupt our operations, force us to modify our business practices, damage our reputation and expose us to claims from our customers, their players, regulators, employees and other persons, any of which could have an adverse effect on our business, financial condition, results of operations and prospects.

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

A significant threat to the lottery and gaming industry arises from illegal activities. Such illegal activities may draw significant betting volumes away from the regulated industry. In particular, illegal gaming could take away a portion of the present players that are the focus of our business. The loss of such players could have a material adverse effect on our results of operations, business, financial condition or prospects. Further, public trust is critical to the long-term success of regulated gaming, including lottery. Illegal gaming activities could impact the reputation of our customers, which would have an adverse impact on their revenues and our revenues.

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

Upon a change of control of the Company, William Hill will have the right to purchase a perpetual sub-license to the NeoSphere platform and any software updates and development that we provided to WHG (the “IP Option”) for a price of £15 million. We have also agreed to provide WHG with the IP Option following the completion of a four year period from the date of the WH Term Sheet. For additional information on our relationship with William Hill, see “Related Party Transactions - Relationship with William Hill.” Revenues received from William Hill in exchange for the sub-license to use the NeoSphere platform and the related services accounted for 16% of the Company’s revenues in the year ended December 31, 2021, 13.6% of the Company’s revenues in the year ended December 31, 2020 and 17.0% of the Company’s revenues in the year ended December 31, 2019. In the event that WHG terminates the WH Term Sheet, we will cease to generate revenues from William Hill. Additionally, the termination of our strategic relationship with William Hill could be negatively perceived by the market and could harm our brand and reputation.

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

Our and our customers’ respective licenses to operate are subject to suspension or revocation by applicable regulatory authorities as a result of noncompliance with applicable regulatory requirements. In the event of our noncompliance, such authorities may pursue enforcement proceedings against us or certain of our customers. We can provide no assurance as to whether such proceedings would be likely to result in a favorable outcome. Further, such proceedings, irrespective of their outcome, may cause us or our customers to incur substantial costs, require operational changes and result in reputational damage, among other negative impacts, which could have a material adverse effect on our business, results of operations, financial condition and prospects. Finally, regulatory and gaming authorities may suspend, revoke, or condition our existing licenses and permits, or refuse, delay or condition the grant of future licenses and permits, if our principal shareholders are subject to investigations or regulatory proceedings. In two cases, a State gaming board or other regulatory authority granted us a temporary permit, subject to our obligation to provide updates and notify the board regarding proceedings involving one of our Founding Shareholders.

We may incur substantial costs in order to meet the varied and complex regulatory requirements to which we are subject in the different jurisdictions in which we operate.

The form and scope of regulatory requirements within the iLottery, iGaming and online sports betting industries vary by jurisdiction. This lack of uniformity can increase the costs and burden of compliance, as well as increase the difficulty associated with expansion into new jurisdictions.

Regulatory frameworks associated with the iLottery, iGaming and online sports betting industries exist across a wide spectrum, including within particular countries. We currently operate in 20 jurisdictions, including several U.S. states where we hold supplier licenses as part of the WHG License (as defined below), and plan to expand our operations into new jurisdictions. Expansion into new jurisdictions will subject us to a wider range of different, and potentially conflicting, regulatory requirements, which may cause it to incur increased costs and expend a greater degree of time in ensuring compliance. Our business and operations may be adversely affected by inaccurate predictions of the financial cost and administrative burden of compliance in connection with expansion into new jurisdictions. Further, the likelihood of noncompliance may be heightened in the event of expansion, which could result in payment of liquidated damages or termination of contracts in the event of material noncompliance.

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

In the United States, both the federal and various state governments have adopted or are considering, laws, guidelines or rules for the collection, distribution, use and storage of information collected from or about consumers or their devices. For example, in the United States, there are a number of federal laws that impose limits on or requirements regarding the collection, distribution, use, security and storage of personal data of individuals. The Federal Trade Commission (FTC) Act grants the FTC authority to enforce against unfair or deceptive practices, which the FTC has interpreted to require companies’ practices with respect to personal data comply with the commitments posted in their privacy policies. The U.S. Federal Trade Commission and numerous state attorneys general also are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of personal data, and to the security measures applied to such data. With respect to the use of personal data for direct marketing purposes, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act, establishes specific requirements for commercial email messages and specifies penalties for the transmission of commercial email messages that are intended to deceive the recipient as to source or content, and obligates, among other things, the sender of commercial emails to provide recipients with the ability to opt out of receiving future commercial emails from the sender.

In addition, in the United States at the state level, for example, California enacted the California Consumer Privacy Act (the “CCPA”), which came into force in 2020. The CCPA creates individual privacy rights for California residents and increases the privacy and security obligations of businesses handling personal data. The CCPA is enforceable by the California Attorney General and there is also a private right of action relating to certain data security incidents.

Additionally, the California Privacy Rights Act (the “CPRA”) which was approved on November 3, 2020 imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data. Further, on March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act (the “CDPA”), a comprehensive privacy statute that shares similarities with the CCPA, CPRA and legislation proposed in other states. In addition, on July 7, 2021, Colorado enacted the Colorado Privacy Act (“COCPA”), becoming the third comprehensive consumer privacy law to be passed in the United States (after the CCPA and CDPA). Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. If we become subject to laws, guidelines or rules such as the CCPA, CRPA CDPA, or COCPA, we may be required to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation.

Several foreign jurisdictions, including the EU and the European Economic Area (“EEA”), have laws and regulations which are more restrictive in certain respects than those in the United States. For example, in the EU we are subject to the General Data Protection Regulation 2016/679 (the “GDPR”) in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual (personal data). The GDPR, and national implementing legislation in EEA Member States, impose a strict data protection compliance regime including: providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities; granting rights for data subjects in regard to their personal data (including data access rights, the right to be “forgotten” and the right to data portability); requirements to take appropriate technical and organizational security measures; requirements to have data processing agreements in place to govern the processing of personal data on behalf of other organizations; introducing the obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; maintaining a record of data processing; and complying with the principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit.

We are also subject to EU rules with respect to cross-border transfers of personal data out of the EEA. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States. Most recently, on July 16, 2020, the Court of Justice of the EU (the “CJEU”) invalidated the EU-US Privacy Shield Framework (the “Privacy Shield”) under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on standard contractual clauses alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis, taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. The CJEU went on to state that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. The European Commission has published revised standard contractual clauses for data transfers from the EEA: the revised clauses must be used for relevant new data transfers from September 27, 2021; existing standard contractual clauses arrangements must be migrated to the revised clauses by December 27, 2022. We will be required to implement the revised standard contractual clauses, in relation to relevant existing contracts and certain additional contracts and customer arrangements, within the relevant time frames. There is some uncertainty around whether the revised clauses can be used for all types of data transfers, particularly whether they can be relied on for data transfers to non-EEA entities subject to the GDPR.

We have relied and currently rely on standard contractual clauses to transfer personal data outside the EU, including to the U.S. among other data transfer mechanisms pursuant to the GDPR, such as transfer to jurisdictions recognized by the European Commission as providing sufficient safeguards for the processing of personal data (adequacy decision).

We have previously relied on our relevant providers’ Privacy Shield certification for the purposes of transferring personal data from the EU to the U.S. in compliance with the GDPR’s data export conditions.

These recent developments may require us to review and amend the legal mechanisms by which we make and/or receive personal data transfers to/in the U.S. The developments also create uncertainty and increase the risk around our international operations. European court and regulatory decisions subsequent to the CJEU decision of July 16, 2020 have taken a restrictive approach to international data transfers. For example, the Austrian and the French data protection supervisory authorities, as well as the European Data Protection Supervisor, have recently ruled that use of Google Analytics by European website operators involves the unlawful transfer of personal data to the United States; a number of other EU supervisory authorities are expected to take a similar approach which may impact other business tools that we use. As the enforcement supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

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

We are also subject to evolving EU privacy laws on cookies, tracking technologies and e-marketing. In the EU, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. The current national laws that implement the ePrivacy Directive are highly likely to be replaced across the EU by an EU regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance. While the text of the ePrivacy Regulation is still under development, a recent European court decision, regulators’ recent guidance and recent campaigns by a not-for-profit organization are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand users.

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

We are subject to economic and trade sanctions laws and regulations.

We are subject to economic and trade sanctions laws and regulations in the various jurisdictions in which we operate, including those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant sanctions authorities. Our global operations expose us to the risk of violating, or being accused of violating, economic and trade sanctions laws and regulations. Our failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can also be disruptive and cause us to incur significant legal and investigatory fees. Despite our compliance efforts and activities we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition and results of operations.

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

Our revenue may be impacted, to a significant extent, by macroeconomic conditions.

Our business is sensitive to macroeconomic conditions. Economic factors, such as interest rates, heightened inflationary pressures, rising interest rates in key markets in which we operate, currency exchange rates, changes in monetary and related policies, market volatility, consumer confidence, supply chain issues and unemployment rates, are among the most significant factors that impact consumer spending behavior. Weak economic conditions or a significant deterioration in either global or certain regional economic conditions, including those resulting from health epidemics, such as the ongoing COVID-19 pandemic, or man-made events, such as the rapidly-escalating conflict in Ukraine, may limit supply chains or increase their cost, reduce the amount of disposable income consumers have, which, in turn, reduces consumer spending, and would have an adverse effect on our business, financial condition, and results of operations.

Conditions in the jurisdictions where we operate could materially and adversely affect our business, including, for example, in connection with the ongoing war in Ukraine.

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

In addition, one of our offices is located in Kyiv, Ukraine, where a large part of our development team is located. Russia’s invasion of Ukraine and the related measures taken by the U.S., EU, UK and other jurisdictions, and NATO, including economic sanctions and export controls imposed as a result thereof, have created global security concerns and could have an impact on regional and global economies.

We cannot predict the impact of Russian activities in Ukraine and any heightened military conflict or geopolitical instability that may follow, including additional sanctions or counter-sanctions. While we continue to monitor the situation in Ukraine closely, any prolonged or expanded unrest, military activities, or sanctions, could have a material adverse effect on our operations.

Risks Relating to the Ownership of Our Ordinary Shares

The trading price of our Ordinary Shares is likely to be volatile, and you may lose all or part of your investment.

 The following factors, in addition to other risks described in this Annual Report, may have a significant effect on the market price of our Ordinary Shares:

•	variations in our operating results;

•	actual or anticipated changes in the estimates of our operating results;

•	changes in stock market analyst recommendations regarding our Ordinary Shares, other comparable companies or our industry generally;

•	macro-economic conditions in the countries in which we do business;

•	currency exchange fluctuations and the denominations in which we conduct business and hold our cash reserves;

•	market conditions in our industry;

•	actual or expected changes in our growth rates or our competitors’ growth rates;

•	changes in regulation applicable to our industry;

•	changes in the market valuation of similar companies;

•	the trading volume of our shares on Nasdaq;

•	sales of our Ordinary Shares by us or our shareholders, including our Founding Shareholders; and

•	the adoption or modification of regulations, policies, procedures or programs applicable to our business.

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

Ownership in our Ordinary Shares is restricted by gambling laws, and persons found “unsuitable” by a competent authority may be required to dispose of their shares.

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

Subject to compliance with the Securities Act or exceptions therefrom, we, all of our directors and executive officers, and certain of our shareholders including the Founding Shareholders, may make Ordinary Shares available for sale into the public markets, which could cause the market price of our Ordinary Shares to decline and impair our ability to raise capital. Sales of a substantial number of shares or the perception that such sales may occur may also cause the market price of our Ordinary Shares to fall or make it more difficult for you to sell your Ordinary Shares at a time and price that you deem appropriate.

The coverage of our business or our Ordinary Shares by securities or industry analysts or the absence thereof could adversely affect the trading price and trading volume of our Ordinary Shares.

Our Ordinary Shares are listed on Nasdaq. However, we cannot assure you that an active trading market for our Ordinary Shares will be sustained. The trading market for our securities is influenced in part by the research and other reports that industry or securities analysts publish about us or our business or industry from time to time. We do not control these analysts or the content and opinions included in their reports. We may be slow to attract equity research coverage, and the analysts who publish information about our securities will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. If no or few analysts commence equity research coverage of us, the trading price and volume of our securities would likely be negatively impacted. If analysts do cover us and one or more of them downgrade our securities, or if they issue other unfavorable commentary about us or our industry or inaccurate research, our stock price would likely decline. Furthermore, if one or more of these analysts cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets. Any of the foregoing would likely cause our stock price and trading volume to decline. Accordingly, we cannot assure you of the likelihood that an active trading market will be sustained, the liquidity of any trading market, your ability to sell your Ordinary Shares when desired or the price that you may be able to obtain in any such sale.

We are an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors because we may rely on these reduced disclosure requirements.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we could continue to be an emerging growth company for up to five years following the completion of our initial public offering.

For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

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

Additionally, as a foreign private issuer whose shares are listed on Nasdaq, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, including with respect to Nasdaq’s rule with respect to a majority independent board.

At this time, we do not follow any Luxembourg rules instead of Nasdaq corporate governance rules, except with respect to Nasdaq Marketplace Rule 5635 which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. With respect to the circumstances described in Nasdaq Marketplace Rule 5635, we follow Luxembourg law which does not require approval of our shareholders with respect to the issuance of new shares within the limit and subject to the terms of the delegation granted to the board of directors in the form (and within the limits and conditions) of the authorized capital of the Company.

Subject to following home country rules with respect to the circumstances described in Nasdaq Marketplace Rule 5635, we intend to substantially comply with the rules applicable to U.S. companies listed on Nasdaq. We may in the future elect to follow additional home country practices with regard to various corporate governance requirements for which exemptions are available to foreign private issuers, including certain requirements prescribed by Nasdaq with regard to, among other things, the composition of our board of directors and shareholder approval procedures for certain dilutive events and for the adoption of, and material changes to, equity incentive plans. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq rules applicable to domestic issuers. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

We were, until recently, a “controlled company” under Nasdaq rules, and were able to rely on exemptions from certain corporate governance requirements that provide protection to shareholders of companies that are not controlled companies.

Our Founding Shareholders held until recently more than 50% of our issued Ordinary Shares, which entitled us to rely on certain exemptions as a “controlled company” under Nasdaq rules. To date, the Founding Shareholders hold approximately 49.9% of our issued Ordinary Shares, and we are no longer a “controlled company”. However, in the event that the Founding Shareholders increase their holdings to more than 50% of our Ordinary Shares, we will be a “controlled company” under Nasdaq rules, again. As a controlled company, we would be exempt from Nasdaq rules with respect to certain corporate governance requirements, such as the requirement that we have a majority of independent directors, which we utilized when we were a “controlled company”. If we regain the status of a “controlled company” and elect to take advantage of any exemptions in the future, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all Nasdaq rules.

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

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States Holders (as defined below) of our Ordinary Shares.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code (as defined below)), or (ii) 50% or more of the value of our gross assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock.

Based on our market capitalization and the composition of our income, assets and operations, we believe we were not a PFIC for the year ending December 31, 2021 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our Ordinary Shares, which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service may take a contrary position with respect to our determination in any particular year, and, therefore, there can be no assurance that we were not a PFIC for the year ending December 31, 2021 or will not be classified as a PFIC for the current taxable year or in the future. United States Holders should consult their tax advisers regarding the application of these rules. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our Ordinary Shares. See Item 10.E. “Taxation - Material United States Federal Income Tax Considerations for United States Holders - Passive Foreign Investment Company.”

We continue to incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to compliance initiatives and corporate governance practices.

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

We are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. We are required to disclose material changes in internal control over financial reporting on an annual basis and are required to make annual assessment of our internal control over financial reporting pursuant to Section 404(a). While we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm pursuant to Section 404(b). To maintain compliance with Section 404 we are engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude that our internal control over financial reporting is effective as required by Section 404. If we identify one or more significant deficiencies, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our Ordinary Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

Notwithstanding Sections 3(a)(1)(A) and (C) of the 1940 Act, we are a research and development company and comply with the safe harbor requirements of Rule 3a-8 of the 1940 Act. We intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Incorporation in Luxembourg

The rights of our shareholders may differ from the rights they would have as shareholders of a United States corporation, which could adversely impact trading in our Ordinary Shares and our ability to conduct equity financings.

The Company’s corporate affairs are governed by the Company’s articles of association and the laws of Luxembourg, including the Luxembourg Company Law, as amended from time to time (loi du 10 août 1915 concernant les sociétés commerciales, telle qu’elle a été modifiée). The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. For example, under Delaware law, the board of directors of a Delaware corporation bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and its shareholders. Luxembourg law imposes a duty on directors of a Luxembourg company to: (i) act in good faith with a view to the best interests of a company; and (ii) exercise the care, diligence, and skill that a reasonably prudent person would exercise in a similar position and under comparable circumstances. Additionally, under Delaware law, a shareholder may bring a derivative action on behalf of a company to enforce a company’s rights. Under Luxembourg law, the board of directors has sole authority to decide whether to initiate legal action to enforce a company’s rights (other than, in certain circumstances, an action against members of our board of directors, which may be initiated by the general meeting of the shareholders, or, subject to certain conditions, by minority shareholders holding together at least 10% of the voting rights in the company). Further, under Luxembourg law, there may be less publicly available information about us than is regularly published by or about U.S. issuers. In addition, Luxembourg laws governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg laws and regulations in respect of corporate governance matters might not be as protective of minority shareholders as are state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors, officers or principal shareholders than they would as shareholders of a corporation incorporated in the United States. As a result of these differences, our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. issuer.

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

•
the decisions and the considerations of the U.S. court must not be contrary to Luxembourg international public policy rules, must not have been given in proceedings of a tax or criminal nature and must not have been rendered subsequent to an evasion of Luxembourg law (fraude à la loi).

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

ITEM 4.          INFORMATION ON THE COMPANY

4.A.          History and Development of the Company

We were organized under the laws of the Grand Duchy of Luxembourg (“Luxembourg”) as a private limited liability company (société à responsabilité limitée) on April 10, 2014 and converted into a public limited liability company (société anonyme) under the laws of Luxembourg on November 10, 2020 by competing the Initial Public Offering of our Ordinary Shares and their listing on Nasdaq Global Market. As part of the conversion we executed a 1:8.234 reverse share split. Our registered office is located at 63-65 rue de Merl, L-2146 Luxembourg and our telephone number at this address is +352-2040119020.

Our principal executive offices are located at 10 Habarzel Street, Tel Aviv, 6971014, Israel. Our telephone number at this address is +972-73-372-3107. Our website address is https:// neogames.com. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website address as an inactive textual reference only. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov. Under the rules of the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a “foreign private issuer,” we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our agent for service of process in the United States is Puglisi & Associates and its address is 850 Library Avenue, Suite 204, Newark, DE 19711.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2021 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

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

NeoGames was established as an independent company in 2014, following a spin-off from Aspire Global Plc (formerly known as NeoPoint Technologies Limited) (“Aspire” and, together with its subsidiaries, the “Aspire Group”), formerly a B2C and B2B, and currently a B2B service provider in the iGaming industry. Prior to the spin-off from Aspire, our management team was responsible for the iLottery business of Aspire, which derived the majority of its revenues from the sale of iLottery games to various lotteries in Europe. In 2014, we began to focus on the U.S. iLottery market, which opened in 2012 with the introduction of online lottery ticket sales in Illinois. In order to access this significant market opportunity, we partnered with Pollard Banknote Limited (“Pollard”), one of the leading vendors to the global lottery industry. In 2014, we signed our first turnkey solution contract in the United States with the MSL, as a sub-contractor to Pollard.

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

We are a 100% digital business that is using technology to transform the traditional retail-based lottery market. Lotteries are a crucial revenue source for our customers as they provide much-needed contributions to state budgets to fund public projects and initiatives. The iLottery industry, and we as a company, benefit from long-term, multi-year contracts with our customers that generally start with an initial term of four to seven years with additional embedded extension option. Moreover, our software-as-a-service business model allows our platform to be highly scalable in a growing industry while benefitting from a visible revenue stream tied to our customers’ gaming revenues. There are also significant barriers to enter the iLottery industry due to complexities surrounding regulatory and government contracts and specialized technology requirements. Understanding these dynamics, we have developed a leading market position in the United States. We currently provide iLottery solutions to the largest number of U.S. iLottery customers, including the highest-grossing iLottery program in the United States (the Michigan iLottery). Our revenues (which, as discussed in “Financial Condition and Results of Operations - Components of Results of Operations - Revenues,” excludes our NPI Revenues Interest (as defined therein)) were $50.5 million for the year ended December 31, 2021, an increase of 2.6% compared to our revenues of $49.2 million for the year ended December 31, 2020, and were $33.1 million for the year ended December 31, 2019 representing an increase of 48.8%.

Our Solutions and Services

We offer iLottery solutions through two distinct business lines - turnkey solutions and games. Our turnkey solutions are tailored to each customer and can include a combination of any of our platforms, value-added services and game studio. Our games offering is related to our game studio, but consists solely of offering our portfolio of iLottery games to lotteries.

We also provide certain software development services to the Aspire Group and NPI and sub-license certain platforms to William Hill. For more information on our contracts with William Hill and Aspire, see “Related Party Transactions.”

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

The NeoSphere platform provides and controls the functionality related to the management of players throughout their entire lifecycle. This includes registration (regardless of the digital channel used by the player), age and identification verification, geolocation sign-in, responsible gaming monitoring, product usage, issue resolution, player compliance, player retention, marketing and player services, as well as the functionality required for wallet transactions. The PAM module is where we collect, process and record every transaction associated with a player’s identification across the entire turnkey solution. The data collected through these online interactions give us an insight into player preferences, and consequently inform the execution of player segmentation strategies to drive insightful iLottery campaigns. Utilizing our responsible gaming and compliance features embedded throughout our solution, we also monitor gaming activity and provide controls and alerts customized for each player’s profile.

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

NeoDraw

  NeoDraw is one of only four central gaming systems certified by the U.S. Multi-State Lottery Association for the issuance, sale and operation of DBGs. The proprietary technology of NeoDraw has been developed specifically for the iLottery market and online players and is fully-integrated with the NeoSphere platform to facilitate the rapid implementation of DBGs as part of the complete turnkey solution.

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

Our Services

With more than ten years of experience in the iLottery industry (including our management team’s operation of the iLottery business of Aspire), we have gained substantial knowledge and direct experience in the full spectrum of marketing and business operations which is essential to enable the revenue growth of our customers. The insights that we continue to gain from our broad view of analytics, game performance, player support, payment solutions management and more allows us to act as a strategic partner to our customers in jointly developing their iLottery businesses.

We provide services to our customers across four key areas: marketing operations, player operations, technology operations and business operations.

•
Marketing operations - we provide targeted marketing services and data analytics to our North American customers through the entire player lifecycle, from digital acquisition and onboarding to game participation. Such operations include:

-	implementation of promotional campaigns tailored to player segments;

-	maximization of the return generated from a player;

-	results-based analytics of player behavior;

-	player-level segmentation-based evaluation of the player’s activity status, game orientation, deposit characteristics, reaction to previous promotional campaigns and account balance status;

-	predictive analysis of the lifetime value of players acquired from different marketing and promotional campaigns; and

-	information regarding the decision on which player acquisition strategies and marketing campaigns to focus and which to abandon.

•
Player operations - leveraging years of experience managing players on behalf of our customers, we provide to our North American customers various services designed to offer the best possible services to iLottery players. Such operations include:

-	a customer service center based in Lansing, Michigan, which services our North American customers;

-	responsible gaming services to proactively detect and react to player gaming behaviors;

-	compliance services including anti-money-laundering (“AML”) and know-your-customer solutions to meet the customer’s local requirements; and

-	facilitating the flow of funds throughout the entire player lifecycle, from funding to cash-outs.

•
Technology operations - these operations, which we provide to many of our customers, are meant to provide the full spectrum of monitoring and maintenance of the platforms we deploy for our customers and protect the integrity of our back-end iLottery software. Such operations include:

-	the deployment of our technology platforms in the form of a SaaS offering;

-	ongoing deployments of advanced versions of our software;

-	handling of all reported production incidents;

-	verification of technological defects, and potential escalation to the development team; and

-	monitoring the network’s performance for degradation and potentially fraudulent activity.

•	Business operations - we facilitate payment processing services by third-party vendors and manage customer-facing personnel. Such operations include:

-	integrating third-party payment solutions into our platforms to allow for credit and debit card transactions and bank transfers;

-	serving as merchant of record on behalf of our customers;

-	recruiting, training and managing customer service representatives; and

-	developing and managing the project plan required to deploy each solution.

Our Game Studio

     We believe that, while operating the iLottery business of Aspire, we were the first to build a separate business unit exclusively for the development of iLottery games. We believe that we have one of the largest iLottery game portfolios in the global lottery industry, having produced more than 350 proprietary games.

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

Competitive Landscape

In order to protect the lottery’s stability and dependability as a source of funding for government budgets, governments have instituted practices and protocols that prospective vendors to the lotteries must follow in order to compete for lottery contracts, including the:

•	use of complex official public procurement processes, requiring substantial commitments from participating vendors, such as performance bonds;

•	inclusion of termination at will provisions in contracts; and

•	requirement for specialized technology specifically for lottery that complies with lottery rules.

Governments also have tended not to frequently change lottery vendors while lottery operations are ongoing, to avoid the risks inherent to such change. Currently, the number of companies that service the lottery industry is limited given the meaningful cost and required expertise.

The iLottery industry shares many characteristics with the traditional lottery industry, including an important role within government budgets, a high degree of regulation, limited competition and a long procurement process. These shared characteristics include:

•	long sale cycles and substantial upfront investment;

•	long-term relationships with limited turnover; and

•	growth alongside other forms of gambling.

iLottery has been able to grow alongside the traditional lottery, suggesting that typical iLottery players may have a distinct profile from that of typical traditional retail lottery players.

Launching a full iLottery program requires a considerable upfront investment in time and capital to develop what we refer to as “specialized technology” (the technology that is developed specifically for the lottery industry and requires considerable expertise), create a portfolio of tailored games and establish facilities to host the operations and data processing within the jurisdiction in which iLottery is offered.

Unlike in traditional retail lottery, where a single state may have multiple service providers for Instants and a separate service provider for DBGs, for iLottery a customer typically expects a single service provider to support the full suite of Instants and DBGs. These upfront investments are further amplified by a procurement process for government customers that involves significant restrictions and formalities, and a general requirement for an iLottery provider to deposit performance bonds to guaranty the program’s level   of performance.

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

In-house game studio

We have produced more than 350 proprietary iLottery games, and we operate our own in-house game studio. Historically, our games have performed strongly relative to our competitors’ in terms of profitability and popularity. Our game studio allows us to offer our customers a complete solution, while certain of our competitors must use third party vendors in order to provide their customers with games. In addition, our extensive game portfolio allows us to extend our customer base to customers who do not need our full turnkey solution, but are looking to expand their online games offering for greater variety of entertaining content.

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

Brand awareness and credibility

Given the important role of lotteries in government budgets, winning the trust of customers is critical for lottery platform and service providers to be awarded new contracts, and reputation and brand are important to winning that trust. While only entering the U.S. market in 2014, we believe we have emerged as a well-known and respected name in the iLottery industry in the United States and globally because of our performance supporting our customers’ growth. The Michigan iLottery has served as a model to other U.S. states seeking to offer iLottery, and we believe that state lotteries are aware of our operating acumen and the role our technology has played in driving that success.

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

Revenues

Revenues for the Company by category of activity are as follows:

	For the year ended December 31,
	2021	2020	2019
	U.S. dollars (in millions)

Turnkey contracts:
North America	22.9	26.8	13.3
Europe	7.0	5.4	3.9
Games:
North America
Europe	2.0	2.1	2.2
Total royalties	31.9	34.3	19.4

Development and other services from Aspire	1.6	2.4	4.1
Development and other services from NPI	7.6	4.4	2.9
Development and other services from Michigan Joint Operation	1.4	1.4	1.0
Total Development and other services	10.6	8.2	8.0

Access to IP rights	8.0	6.7	5.6

Total	50.4	49.2	33.0

Our Growth Strategy

Our growth strategy is built upon five pillars:

•	expanding the penetration of our existing customer contracts;

•	winning new turnkey contracts in the United States;

•	growing our game studio customer base;

•	expanding the scope of our existing customer contracts; and

•	expanding our range of offerings and geographical presence.

Increase iLottery Penetration within Existing Markets

Based on our performance in Michigan and more recent turnkey solution launches such as in Virginia, as well as on our prior experience in certain European markets, we believe there remains considerable room for growth above the current level of iLottery Penetration in the United States. Leveraging our operational expertise and technology, we plan to work closely with our customers to strengthen the reach of our offering in each market.

Increase Scope of Existing Customer Contracts

Certain of our contracts only include some of the platforms and services we can provide. We believe there is significant potential to offer additional games and services, including feature enhancements, to our existing customers in the future. For example, when we procured our contract with the VAL in 2015, we offered only online subscription DBGs However, in March 2020, following a change in legislation, the VAL chose to expand our contract to include both Instants and DBG offerings. The offering under the expanded contract launched in July 2020 and has an initial term through 2026 plus the option to extend for five additional years. A number of our contracts are in their early years and, as such, provide us ample time to expand the offerings we provide to our existing customers.

We have gained substantial knowledge about the iLottery market and its participants in the past decade through our operations in Europe and the United States, and our experience provides us with a deep understanding of the characteristics of iLottery players, allowing us to customize our solutions to such players’ needs and interests.

Win New Contracts in the United States

    We are a market leader in iLottery in the United States. With 67% market share of U.S. iLottery gross wagers in 2021 according to Eilers& Krejcik Gaming’s U.S. iLottery Tracker, we drive a majority of U.S. iLottery GGR.

    We continuously seek to expand our operations in the U.S. by securing new contracts. While lottery is offered in 45 states and the District of Columbia, iLottery Instants or DBGs are currently offered in only nine states and the District of Columbia as depicted in the map below (excluding states that offer only subscription-based iLottery). As a result, 70% of the U.S. population in states that offer lotteries do not currently have access to iLotteries.

Grow our Game Studio Customer Base

We intend to further expand our revenue base by offering our popular iLottery games to new customers who use the platforms of other iLottery providers. We currently operate five contracts in Europe pursuant to which we only provide games, including our most recent launch of Instant games on Lottomatica’s gaming platforms in October 2021, and we plan to expand this offering model into the United States and Canada.

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

Seasonality

Our quarterly results of operations may vary as a result of seasonal fluctuations during periods such as holidays and weather conditions, during which users spend increased time on entertainment, including games and mobile applications, which increases our customers’ usage of our advertising network and other solutions and may impact our revenue. We may also experience fluctuations due to factors that may be outside of our control that drive usage up or down. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date.

 Intellectual property

We currently own most of the intellectual property required for our operations and control the remainder of the intellectual property required for our operations through a perpetual, assignable license.

Most of the intellectual property we use is created by us or by related parties. See “Related Party Transactions - Relationship with Aspire - Aspire Software License Agreement.” We have also obtained rights to use intellectual property of third parties through licenses and service agreements with those third parties. Although we believe these licenses are sufficient for the current operation of the Company, such licenses typically limit our use of the third parties’ intellectual property to specific uses and for specific time periods. We believe that we have the personnel needed to manage and adapt our intellectual property as necessary to support our business operations.

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

Regulation

The provision of the PAM module and operation of lotteries in the United States and internationally is subject to extensive regulation. Although certain features of a lottery (such as the limited number of lotteries, the percentage of gross sales that must be paid back to players in prize money and the allocation of revenues generated from gross sales) are usually set by legislation, lottery regulatory authorities (and, occasionally, the lottery corporation itself) generally exercise significant discretion, including with respect to the determination of the types of games played, the price of each wager, the manner in which the lottery is marketed and the selection of suppliers of equipment, technology and services, and retailers of lottery products.

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

Furthermore, we may be subject to disciplinary action or our licenses may be in peril if, after we receive notice that a person or entity is unsuitable, we (i) pay that person or entity any dividend or interest upon our Ordinary Shares, (ii) allow that person or entity to exercise, directly or indirectly, any voting right conferred through Ordinary Shares held by that person or entity, (iii) pay remuneration in any form to that person or entity for services rendered or otherwise, or (iv) fail to pursue all lawful efforts to require such unsuitable person or entity to relinquish its Ordinary Shares.

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

The awarding of lottery contracts and ongoing operations of lotteries in international jurisdictions is also extensively regulated, although international regulations typically vary from those prevailing in the United States and tend to focus more on the vendor and its senior management, rather than on individual shareholders.

The U.S. federal Wire Act of 1961 (the “Wire Act”) provides that anyone engaged in the business of betting or wagering that knowingly uses a wire communication facility for the transmission in interstate or foreign commerce of bets or wagers or information assisting in the placing of bets or wagers on any sporting event or contest, or for the transmission of a wire communication which entitles the recipient to receive money or credit as a result of bets or wagers, or for information assisting in the placing of bets or wagers, will be fined or imprisoned, or both. In 2011, the U.S. Department of Justice issued an opinion (the “2011 Opinion”) to the effect that the conduct prohibited by the Wire Act was limited to sports gambling.

In January 2019, the U.S. Department of Justice Office of Legal Counsel (“DOJ”) published an opinion (“2019 Opinion”) that reinterpreted the statutory provisions of the Wire Act, 18 U.S.C. §1084 concluding that the prohibitions contained in the statute apply not only to sports gambling, but to all types of gaming.  This reversal of the 2011 Opinion of the DOJ created uncertainty as to the lawfulness of the interstate transmission of data associated with lawful state lotteries.   On January 15, 2019, the Deputy Attorney General issued a memorandum stating that Department of Justice attorneys should adhere to the 2019 Opinion, but that as an exercise of discretion, the Department would refrain from applying the new interpretation to persons who engaged in conduct in reliance on the interpretation set forth in the 2011 Opinion prior to the date of the 2019 Opinion and for 90 days thereafter.  On February 15, 2019, NPI filed a complaint for declaratory relief and a motion for summary judgment with the U.S. District Court for the District of New Hampshire (the “District Court”) requesting a formal declaratory judgement that the Wire Act does not prohibit the use of a wire communication facility to transmit in interstate commerce bets, wagers, receipts, money, credits, or any other information related to any type of gaming other than gambling on sporting events and contests.

In June 2019, the U.S. District Court ruled in favor of NPI and declared (without qualification) that the Wire Act applies only to transmissions related to bets or wagers on a sporting event or contest. The U.S. District Court further directed that the 2019 Opinion be “set aside”. The DOJ filed a notice of appeal to the First Circuit of the US Court of Appeals on August 16, 2019 and its opening brief on December 20, 2019. NPI filed its response brief on February 26, 2020.  The DOJ’s reply brief was filed on May 22, 2020.  Oral arguments were heard on June 28, 2020.

A decision of the First Circuit Court was received on January 20, 2021. The First Circuit Court ruled in favor of NPI and unequivocally affirmed the decision of the District Court that the federal Wire Act is limited to sports betting and therefore, does not pertain to state‐run lotteries.  By upholding the 2011 interpretation that the Wire Act applies only to bets and wagers on a sporting event or contest, this declaratory ruling provides complete relief to NPI and the Company.

Having ruled that the declaratory judgment was appropriate and would provide complete relief to the plaintiffs in respect of their current and future operations, the First Circuit Court vacated the relief previously granted under the Administrative Procedures Act.

The DOJ did not appeal the decision of the First Circuit Court to the US Supreme Court.

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

Litigation

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. Other than as described above in “—Regulation,” we are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

Employees

As of December 31, 2021, the Company had 154 employees located predominantly in Israel and 2 employees located in the United States. Additionally, as of December 31, 2021 the Company had 211 dedicated contractors located in Ukraine. Prior to Russia’s invasion of Ukraine in February 2022, 60 of our staff left Ukraine to neighboring countries with our assistance, and 70 others left to western areas of the country.

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

4.C.          Organizational Structure

The legal name of our company is NeoGames S.A., and we are organized under the laws of the Grand Duchy of Luxembourg. We have five wholly-owned subsidiaries: Neogames Systems Ltd. which is incorporated under the laws of the State of Israel; Neogames Ukraine, which is incorporated under the laws of Ukraine; Neogames S.R.O, which is incorporated under the laws the Czech Republic; NeoGames Connect S.à r.l., which is incorporated under the laws of the Grand Duchy of Luxembourg; and Neogames US LLP, which is incorporated under the laws of the State of Delaware. We have two entities that we hold through Neogames US LLP: one wholly-owned subsidiary, Neogames Solutions LLC, which is incorporated under the laws of the State of Delaware, and one joint venture, NeoPollard Interative LLC, in which we hold a fifty percent membership interest and which is incorporated under the laws of the State of Delaware.

NeoGames Corporate Structure

NeoGames S.A.
(Luxembourg)
100%
100%
100%
99%
100%
NeoGames S.R.O (Czech)
NeoGames Systems Ltd. (ISR)
NeoGames Ukraine (UAH)
NeoGames US LLP (US)
NeoGames Connect S.a.r.l. (Luxembourg)
1%
100%
50%
100%
NeoGames Solutions LLC
NeoPollard Interactive
NeoGames Connect Limited (Malta)

4.D.          Property, Plants and Equipment

The Company has an office in Tel Aviv, Israel, where it leases approximately 27,200 square feet of office space. The lease for this facility was extended until April 14, 2022, and extended again for an additional five years commencing on April 15, 2022. The lease will automatically extend for an additional five years unless we terminate it upon prior notice. A large part of our development team is located in Kyiv, Ukraine. During 2021, we entered into a new lease agreement with respect to office space in the area of approximately 1,966 square feet, designated to serve our team in Ukraine. The lease for this facility will expire on June 2, 2029. NPI serves our iLottery customers in North America through an office space of approximately 18,100 square feet in Lansing, Michigan, USA. This facility is leased by Pollard iLottery Inc., and because it is used solely for the benefit of the operations of NPI and the MSL, the Company participates in 50% of its monthly costs. The original lease agreement for the facility expired on March 31, 2020, and was extended by seven years until March 31, 2027.

We believe that our current facilities are adequate to meet our needs for the near future and that suitable additional or alternative space will be available on commercially reasonable terms to accommodate our foreseeable future operations.

ITEM 4A.       UNRESOLVED STAFF COMMENTS

None.

ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our consolidated financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this Annual Report. Actual results could differ materially from those contained in any forward-looking statements. Our financial statements have been prepared in accordance with IFRS. See Item 3.D. “Key Information - Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” The discussion of our operating and financial review and prospects for the year ended December 31, 2019 compared to the year ended December 31, 2020, can be found in Part I, Item 5. of our Form 20-F filed on April 16, 2021, as amended by Amendment No. 1 on Form 20-F filed on January 18, 2022.

Our Company

We are a technology-driven business that is an innovator in the lottery industry. As a global B2G and B2B technology and service provider to state lotteries and other lottery operators, we offer our customers a full-service solution that includes all of the elements required for the offering of lottery games, including Instants and DBGs, via personal computers, smartphones and handheld devices. These elements include technology platforms, a range of value-added services and a game studio with a large portfolio of games. The value-added services that we offer facilitate various aspects of the iLottery offering including regulation and compliance, payment processing, risk management, player relationship management and player value optimization. Our complete solution allows our customers to enjoy the benefits of marketing their brands and generating traffic to their iLottery sales channels. We believe that we are the only full-service company exclusively focused on the iLottery industry.

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

We currently have, directly and through Pollard, Intralot and NPI, contracts to provide a turnkey solution to the MSL, the VAL, the NHL, the NCEL, the AGLC and Sazka. We already generate revenues from all of these contracts. Our turnkey solution for the Michigan iLottery launched in August 2014, followed by our turnkey solution for Sazka, which launched in 2017. Our turnkey solutions for the NHL and NCEL were launched in September 2018 and October 2019, respectively, and the VAL began operating a full iLottery program in July 2020 and our turnkey solution for the AGLC launched on September 30, 2020. The MSL Agreement was extended in December 2020 through July 2026.

In addition to our long-term turnkey contracts, we currently have seven games contracts with European customers, and we believe that we will secure additional games contracts in the future. Because we utilize the games that we develop for our turnkey contracts, our marginal costs for every additional games contract are not significant. We therefore expect that as we increase our number of games contracts, our revenues from games contracts will become a more significant part of our overall revenues, positively impacting our profitability.

For the years ended December 31, 2021, 2020 and 2019, we generated 15.8%, 13.6% and 17.1% of our revenues, respectively, from our contracts with William Hill and 3.2%, 4.9% and 12.4% of our revenues, respectively, from our contracts with the Aspire Group. Although we expect these contracts to continue to represent a significant portion of our revenues over the next few years, we expect that the proportion of our revenues generated from the Aspire Group will decline over time.

Our revenues from North America represented 79% and 80% of our revenues in the years ended December 31, 2021 and 2020, respectively. NPI generates 100% of its revenues from North America.

NeoPollard Interactive

We generated 15% and 9.0% of our revenues in the years ended December 31, 2021 and 2020, respectively, from services provided to NPI, such as development services. We account for the financial results of NPI in our financial statements in accordance with the equity method. Although NPI’s results of operations can materially impact our profit (loss), the results of operations of NPI are only reflected in one line item in our consolidated statements of comprehensive income (loss) (Company’s share in gains (losses) of NPI) and our revenue and operating expenses do not reflect the results of operations of NPI.

However, due to its materiality to our operational results, we have included the audited financial statements of NPI for the years ended December 31, 2021 and 2020 in this Annual Report. In order to provide more visibility into the results of operations of NPI, we have also included under “- Results of Operations of NPI” below a discussion of the period to period comparison of NPI’s results of operations.

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

	Year Ended December 31,
	2021	2020
	(in millions)

Network GGR	$816	$482

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

	Year Ended December 31,
	2021	2020
	(in millions)

Network NGR	$750	$448

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

	Year Ended December 31,
	2021	2020

Monthly active players	642,287	437,524

Non-IFRS Information

This Annual Report includes EBIT, EBITDA and Adjusted EBITDA, which are financial measures not presented in accordance with IFRS that we use to supplement our results presented in accordance with IFRS. We define “EBIT” as net profit (loss), plus income taxes, and interest and finance-related expenses. We define “EBITDA” as EBIT, plus depreciation and amortization. We define Adjusted EBITDA as EBITDA, plus initial public offering expenses, share-based compensation, prospective acquisition related expenses and the Company’s share of NPI’s depreciation and amortization.

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

The following table reconciles our EBIT, EBITDA and Adjusted EBITDA to our net and total comprehensive income (loss), the closest IFRS measure, for the periods indicated:

	Year Ended December 31,
	2021	2020
	(in thousands)

Net and total comprehensive income	$4,652	$6,514
Income taxes	325	1,443
Interest and finance-related expenses	6,312	5,069
EBIT	11,289	13,026
Depreciation and amortization	14,613	11,657
EBITDA	25,902	24,683
Initial public offering expenses	-	2,796
Prospective acquisition related expenses	3,841	-
Share based compensation	3,448	969
Company share of NPI depreciation and amortization(1)	193	203
Adjusted EBITDA	$33,384	$28,651

(1)  Represents 50% of NPI’s depreciation and amortization for the years ended December 31, 2021 and 2020 of $385,000 and $405,000, respectively. In accordance with IFRS, NeoGames’ share of NPI’s expense is not recorded in our consolidated statements of comprehensive income (loss), but is rather reflected in our consolidated financial statements in accordance with the equity method, as we share in 50% of the profit (loss) of NPI. See Note 7.A to our consolidated financial statements included elsewhere in this Annual Report.

Components of Results of Operations

Revenues

We generate revenues from our turnkey solutions, games, our contracts with William Hill and the Aspire Group, our joint operation of the Michigan iLottery for the MSL (the “Michigan Joint Operation”) and development services we provide to NPI.

Our turnkey solution contracts and certain of our games contracts provide for a revenue share model that entitles us, either directly, or indirectly through Pollard, Intralot or NPI, to a predetermined share of either the NGR or the GGR generated by iLotteries using our platforms and/or games. Our share of NGR or GGR varies between customers and generally depends on the type and scope of value-added services provided to the customer. Our contract with Jogos Santa Casa for providing games in Portugal is the only contract we have that is based on a fixed fee per annum. We entered into this contract on September 24, 2019 for a fixed fee of EUR 2,670,000, which we recognize as revenue on a straight-line basis over the contract’s three-year term. Our contract with Intralot Interactive S.A for providing games to the Croatian lottery is the only contract we have that is based on gross sales. The initial term of this contract expired and the contract has been renewed up to January 2022. This contract provides for a fee that is determined based on the GGR through our content on the Croatian lottery platform.

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

As with the revenues earned by the Michigan Joint Operation, we are entitled to at least 50% of the revenues earned by NPI from our customers, with an incremental 3 to 5% above our 50% share of royalties earned by NPI from certain games subsequently developed and provided by NeoGames as compensation for our development of such games (which we refer to collectively as our “NPI Revenues Interest”). However, while our revenues earned from the Michigan Joint Operation are reflected as revenues in our consolidated statement of operations, our NPI Revenues Interest is not recorded as revenues, but is rather reflected in our financial statements in accordance with the equity method. We share in 50% of the profit of NPI, subject to certain adjustments (including the incremental royalties mentioned above).

We generate revenues from William Hill in the form of a monthly fee charged to William Hill for its access to the sub-licensed NeoSphere platform. The monthly fee is calculated on a margin over cost basis.

We also record as revenue a monthly fee we receive from each of Aspire, the Michigan Joint Operation and NPI for certain software development and support services, which is calculated on a margin over cost basis.

The table below presents the royalties and other revenues generated by NeoGames (including through the Michigan Joint Operation), as well as NeoGames’ NPI Revenues Interest, for the years ended December 31, 2021 and 2020.

	Year Ended December 31,
	2021	2020
	(in thousands)

Royalties from turnkey contracts(1)	$29,882	$32,252
Royalties from games contracts	1,994	2,006
Access to IP rights	7,959	6,697
Development and other services - Aspire	1,617	2,430
Development and other services - NPI(2)	7,578	4,404
Development and other services - Michigan Joint Operation	1,433	1,413
Revenues	$50,463	$49,202
NeoGames’ NPI Revenues Interest(3)	$34,052	$9,535

(1)  Includes NeoGames’ revenues from the Michigan Joint Operation and Sazka.

(2)  Represents revenues recognized by NeoGames for services provided to NPI. Such amounts were also recognized as expenses by NPI. We share in 50% of the profit (loss) of NPI.

(3)  Represents 50% of NPI’s revenues in the years ended December 31, 2021 and 2020 of $64 million and $18.0 million, respectively, plus an incremental $1,820 thousand and $519 thousand, respectively, of royalties from certain games as compensation for our subsequent development of such games. We refer to this, collectively, as our “NPI Revenues Interest” — however, in accordance with IFRS, our NPI Revenues Interest is not recorded as revenues in our consolidated statements of comprehensive income (loss), but is rather reflected in our consolidated financial statements in accordance with the equity method, as we share in 50% of the profit (loss) of NPI subject to certain adjustments (including the incremental royalties mentioned above). See Note 7.A to our consolidated financial statements included elsewhere in this Annual Report.

Operating expenses

Distribution expenses. Distribution expenses are primarily comprised of traffic-related costs, including processing fees (including geo-location costs and ID verification costs), call center expenses (including hardware and software maintenance costs, and telecommunication expenses), charges associated with contracts delivery contractual commitments, licensing tools and cloud solutions, personnel-related costs associated with these functions and occupancy costs associated with the facilities where these functions are performed.

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

General and administrative expenses. General and administrative expenses primarily include costs of our executive, finance, legal, business development and other administrative personnel and service providers. General and administrative expenses are expensed as incurred. We expect that our general and administrative expenses will increase in absolute dollars for the foreseeable future as we expand our business, as well as to cover the additional cost and expenses associated with being a publicly listed company.

IPO related expenses. IPO related expenses primarily include legal and accounting fees and expenses. We have incurred expenses and costs in the aggregate amount of $2,796 thousand in 2020.

Prospective acquisition related expenses. Prospective acquisition related expenses include primarily legal and accounting fees and expenses. As of the date hereof, the Company has incurred costs in an amount of approximately $1.6 million in connection with the financing agreements with Blackstone. The Company has not incurred costs in connection with the FX Hedging Transaction. The costs of the FX Hedging Transaction will be incurred only upon completion of the Aspire Tender Offer.

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

Interest expense with respect to funding from related parties

Our interest expenses are primarily comprised of interest we incur on loans under the WH Credit Facility and interest incurred on the Aspire Promissory Notes. The Aspire Promissory Notes were repaid in full upon maturity, on March 31, 2022. For more information, see Item 7.B. “Related Party Transactions.”

Income taxes expense

We are subject to Luxembourg corporation taxes on profits derived from activities carried out in Luxembourg. NeoGames Systems Ltd. (“NGS”), our Israeli subsidiary, is subject to Israeli corporate taxes. NPI, NeoGames US, LLP and NeoGames Solutions LLC are subject to U.S. federal income tax as well as certain state income taxes. Due to the resources invested in growing and developing our business, we have, until recently, generated losses. As of December 31, 2020 and 2019, we had cumulative carry forward tax losses generated of $59.9 million and $63.0 million, respectively. On May 18, 2021, we obtained a pre-ruling from the Israeli Tax Authority regarding the transfer of certain intellectual property rights relating to the online lottery business of NeoGames S.A. to NGS, the transfer price for which was determined by a third-party study to be $57.0 million, which had the effect of reducing our cumulative carry forward tax losses by the same amount. The book value of $57 million representing the value of the transferred intellectual property rights, will be amortized for tax purposes over a period of 8 years starting the year ended December 31, 2021. For more information regarding the pre-ruling, see “Taxation – Tax Ruling of the Israeli Tax Authority.”

Company’s share in gains (losses) of NPI

We own 50% of the equity of NPI and we record 50% of NPI’s profit or loss as our profit or loss, as adjusted to compensate the Company for our games development and DBG sales.

5.A.          Results of Operations

The following tables set forth our results of operations in U.S. dollars and as a percentage of total revenues for the periods presented.

	Year Ended December 31,
	2021	2020
	(in thousands)
Consolidated Statements of Operations Data:
Revenues	$50,463	$49,202
Distribution expenses	9,889	6,685
Development expenses	9,428	7,452
Selling and marketing expenses	1,549	1,483
General and administrative expenses	12,300	7,496
Initial public offering expenses	-	2,796
Prospective acquisition related expenses	3,841	-
Depreciation and amortization	14,613	11,657
	51,620	37,569
Profit (loss) from operations	(1,157)	11,633
Interest expense with respect to funding from related parties	4,811	4,343
Finance income	-	(21)
Finance expenses	1,501	747
Company share in profits of Joint Venture	12,446	1,393
Profit before income taxes expense	4,977	7,957
Income taxes expense	(325)	(1,443)
Net and total comprehensive income	$4,652	$6,514

	Year Ended December 31,
	2021	2020
	(as a % of revenues in absolute numbers)

Consolidated Statements of Operations Data:
Revenues	100.0%	100.0%
Distribution expenses	19.6	13.6
Development expenses	18.7	15.1
Selling and marketing expenses	3.0	3.0
General and administrative expenses	24.4	15.2
Initial public offering expenses	-	5.7
Prospective acquisition related expenses	7.6	-
Depreciation and amortization	29.0	23.7
Profit (loss) from operations	(2.3)	23.6
Interest expense with respect to funding from related parties	9.5	8.8
Finance income	0.0	0.0
Finance expenses	3.0	1.5
Company share in profits of Joint Venture	24.7	2.8
Profit before income taxes expense	9.9	16.1
Income taxes expense	0.7	2.9
Net and total comprehensive income	9.2%	13.2%

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenues

Revenues for the year ended December 31, 2021 were $50.5 million, an increase of $1.3 million, or 2.6%, compared to $49.2 million for the year ended December 31, 2020.

Revenues from our turnkey solution contracts decreased in 2021 by 7.4% to $29.9 million, compared to $32.3 million in 2020. The decrease was primarily driven by a decrease in the NGR generated by the MSL program partially offset by increase in the volume generated from Sazka.

Revenues from our games in 2021 were $2 million, which is the same amount reported for 2020. We have launched new contracts with Lottomatica in Italy during the fourth quarter of 2021, which did not generate substantial revenues in 2021.

Revenues from our contracts with William Hill and Aspire and certain software services we provide to NPI and the Michigan Joint Operation increased by 24.4% in 2021 to $18.6 million, compared to $14.9 million in 2020. This increase was primarily driven by an increase in the revenue generated from William Hill’s platform license access, and by an increase in the revenue generated from NPI due to a higher number of accounts we were committed to support following the launch of our turnkey solution for the AGLC in September 2020 and Virginia in July 2020.

Distribution expenses

Distribution expenses for the year ended December 31, 2021 were $9.9 million, an increase of $3.2 million, or 47.9%, compared to $6.7 million for the year ended December 31, 2020. The increase was primarily driven by an increase in the additional charges associated with the delivery of the agreement pertaining to the Michigan Joint Operation, which entered into effect upon the renewal of the agreement during the fourth quarter of 2020, and due to higher licensing charges associated with number of operating jurisdictions in which our technology solutions served William Hill online.

Development expenses

Development expenses for the year ended December 31, 2021 were $9.4 million, an increase of $1.9 million, or 26.5%, compared to $7.5 million for the year ended December 31, 2020. The increase was primarily driven by an increase in the number of employees in our Ukraine research and development centers as well as share-based compensation granted to our development workforce.

Selling and marketing expenses

Selling and marketing expenses for the year ended December 31, 2021 were $1.5 million, which is approximately the same amount reported for 2020. Due to the effect of COVID-19 related restrictions on travelling throughout most of 2021, the Company spent on international traveling, conventions and marketing events during 2021 the same amount it did in 2020.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2021 were $12.3 million, an increase of $4.8 million, or 64.1%, compared to $7.5 million for the year ended December 31, 2020. The increase was primarily driven by added charges of D&O insurance, legal services and other costs associated with operating a publicly traded company, and an increase in the number of employees allocated to this group of personnel in our Tel Aviv office.

Initial public offering expenses

No initial public offering expenses were incurred for the year ended December 31, 2021, a decrease of $5.7 million compared to $5.7 million for the year ended December 31, 2020. The decrease was due to the completion of the initial public offering of our Ordinary Shares in 2020.

Prospective acquisition related expenses

Prospective acquisition related expenses were $3.8 million for the year ended December 31, 2021, an increase of $3.8 million compared to zero expenses for the year ended December 31, 2020. This increase is due to the commencement of the prospective acquisition in 2021.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2021 was $14.6 million, an increase of $2.9 million, or 25.4%, compared to $11.7 million for the year ended December 31, 2020. The increase was primarily driven by an increase in the amortization of our higher capitalized software costs balance.

Interest expense with respect to funding from related parties

Interest expense with respect to funding from related parties for the year ended December 31, 2021 was $4.8 million, an increase of $0.5 million, or 10.8%, compared to $4.3 million for the year ended December 31, 2020. The increase was primarily driven by compounded fair market interest rates associated with the Aspire Promissory Notes.

Income taxes expense

Income taxes expense for the year ended December 31, 20201 was $0.3 million, a decrease of $1.1 million, or 77.5%, compared to $1.4 million for the year ended December 31, 2020. The decrease was primarily due to recognition of deferred tax asset associated with the difference between the value of the intellectual property rights transferred from NeoGames S.A. to NGS for tax amortization purposes and the net book value of the transferred intellectual property rights as a result of the ruling mentioned above as well as an achievement of two years sequence of taxable income at the group level as well as more likely than not consistent future expectation.

Company share in profits of NPI

The Company share in the profits of NPI for the year ended December 31, 2021 was $12.4 million, an increase of $11 million compared to $1.4 million for the year ended December 31, 2020. This increase was primarily driven by an increase of $24.5 million in the revenues generated by NPI under its turnkey solutions with the VAL, NHL, NCEL and AGLC.

Results of Operations of NPI

	Year Ended December 31,
	2021	2020
	(in thousands)
Revenues	$64,032	$18,032
Distribution expenses	44,970	16,116
Selling, general and marketing expenses	993	776
Depreciation	385	405
Net and total comprehensive income	$17,684	$735
Net and total comprehensive income 50%	8,842	367
Adjustments(*)	3,604	1,026
Share in profits of NPI	12,446	1,393

(*)	The adjustments mostly represent royalty commissions earned from NPI on certain games developed and delivered by the Company, whereby the Company’s share of the underlying results is higher than 50%.

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenues for the year ended December 31, 2021 were $64 million, an increase of $46 million, or 255%, compared to $18 million for the year ended December 31, 2020. This increase was primarily driven by an increase in the revenues generated under our turnkey solutions with the VAL, NHL and NCEL and the ramp up of our new solution with the AGLC, which launched in September 2021.

Distribution expenses

Distribution expenses for the year ended December 31, 2021 were $45 million, an increase of $28.9 million, or 179% compared to $16.1 million for the year ended December 31, 2020. This increase was primarily driven by the set-up costs associated with the launch of our turnkey solution for the AGLC and by increase in processing fees and third party content licensing charges associated with the multi gaming verticals we are contracted to support.

Selling, general and marketing expenses

Selling and marketing expenses for the year ended December 31, 2021 were $1.0 million, an increase of $0.2 million, or 28% compared to $0.8 million for the year ended December 31, 2020. This increase was primarily driven by an increase in marketing expenses due to alleviating the COVID-19 related restrictions on conventions and marketing events.

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

Share based payments/compensation

Share options are vested over service periods, but exercisable only upon consummation of certain events as provided in the grants. Share based compensation expenses are recorded based on the fair values of the options, using the Black-Scholes model assumptions as well as the likelihood of the fulfilment of such events at the respective grant dates. During 2021 our board of directors approved the allocation of Restricted Stock Unit (“RSUs”) awards to certain employees. The fair value of the awards was determined based on the Company’s grant date share price and amounted to $5.3 million to be expensed over the vesting periods set forth in the respective grant terms.

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

Recent Accounting Pronouncements

Our recent accounting pronouncements are shown in Note 2 to our consolidated financial statements.

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

5.B.          Liquidity and Capital Resources.

We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. Since our inception, we have financed our operations primarily through the Aspire Promissory Notes, which were repaid in full on March 31, 2022, the WH Credit Facility and the proceeds from the initial public offering of our Ordinary Shares.

Our primary requirements for liquidity and capital resources are to finance working capital, capital expenditures (including the deposit of performance bonds required under our U.S. contracts) and general corporate purposes. We would also need to fund 50% of the Proposed Acquisition of Aspire using our cash on balances together with external funds from a loan. For more information, see below “ - Financing for the Proposed Acquisition of Aspire”. We believe that our sources of liquidity and capital resources will be sufficient to meet our business needs for at least the next 12 months from the date of this Annual Report. As we are in the growth stage of our business, we expect to continue to invest in research and development and expand our sales and marketing teams worldwide. Our future cash and capital requirements will depend on many factors, including our growth rate; the timing and extent of our spending to support our research and development efforts; capital expenditures to purchase hardware and software; the expansion of sales and marketing activities; and our continued need to invest in our IT infrastructure to support our growth. In addition, we may enter into additional strategic partnerships as well as agreements to acquire or invest in complementary products, teams and technologies, including intellectual property rights, which could increase our cash requirements. As a result of these and other factors, we may choose or be required to seek additional equity or debt financing sooner than we currently anticipate. If additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all.

The Company does not expect any special liquidity needs that extend beyond 12 months, except for its leases and other non-material obligations, and the Company expects to be able to meet its long term liquidity needs.

As of December 31, 2021, we had $59.8 million equity, $43.3 million working capital and $66.1 million cash and cash equivalents, compared to $50.8 million equity, $56.1 million working capital and $59.8 million cash and cash equivalents as of December 31, 2020.

We issued to Aspire and AG Software the Aspire Promissory Notes. See Item 7.B. “Related Party Transactions – Relationship with Aspire – Aspire Promissory Notes” for further information. On March 31, 2022, we repaid in full the Aspire Promissory Notes in the aggregate amount of $21.1 million (including interest and other operational adjustments).

During 2018, we borrowed $4.0 million with a stated annual interest rate of 5.0% and $2.0 million with a stated annual interest rate of 1.0% under the WH Credit Facility. The proceeds were used to fund the costs of new implementation projects during 2018 with the NHL and NCEL. During 2019, we borrowed a total of $6.5 million with a stated annual interest rate of 1.0% under the WH Credit Facility to secure the guarantees and bonding facilities for new contracts with the NCEL and additional prospective customers. During 2020, we borrowed $2.5 million with a stated annual interest of 1.0% and approximately $2.0 million with a stated annual interest of 5.0% under the WH Credit Facility. The proceeds were used to refinance a portion of our debt under the WH Credit Facility and to pay off all interest accrued under the WH Credit Facility. In the year ended December 31, 2021, we made payments on the WH Credit Facility in accordance with the repayment schedule in the amount of $1.5 million. For further information regarding the WH Credit Facility, see Item 7.B. “Related Party Transactions - WH Credit Facility.”

The difference in the interest rates between the calculated fair value interest rate and interest due on these loans was recorded as loan discounts to be amortized over the funding repayment period as additional finance expenses. Accordingly, we recorded interest expenses of $1.4 million in 2020 and $1.3 million in 2021 based on the fair value market interest rate.

Financing for the Proposed Acquisition of Aspire

On January 17, 2022, NeoGames S.A., NeoGames Connect S.à r.l. (the “Borrower”) and NeoGames Connect Limited (“Bidco”) entered into an interim facilities agreement (the “Interim Facilities Agreement”) with Blackstone Private Credit Fund, GSO ESDF II (Luxembourg) Holdco S.à r.l., GSO ESDF II (Luxembourg), Levered Holdco II S.à r.l., GSO ESDF II (Luxembourg) Levered Holdco I S.à r.l. and G QCM (Luxembourg) Holdco S.à r.l. (together, the “Interim Lenders”) pursuant to which the Interim Lenders agreed to make available, on a customary certain funds basis, interim term facilities in connection with the Proposed Acquisition of Aspire (as defined below). For information regarding the Proposed Acquisition of Aspire, see “Related Party Transactions - Relationship with Aspire - Proposed Acquisition of Aspire.”

Under the terms of the Interim Facilities Agreement, the Interim Lenders agreed to make available to the Borrower interim term loan facility tranches in the amounts equal to EUR 187.7 million (“Interim Facility 1”) and EUR 13.1 million (“Interim Facility 2”, and Interim Facility 1 and Interim Facility 2 together being the “Interim Facilities”). Each loan drawn under the Interim Facilities will bear interest at a rate of EURIBOR plus 6.25% per annum. Original issue discount shall apply on the loans drawn under the Interim Facilities pursuant to the terms of the Interim Facilities Agreement and ancillary documentation.

The proceeds of loans drawn under the Interim Facilities are to be applied towards, among other things, financing part of the aggregate consideration payable by the Company pursuant to the Proposed Acquisition of Aspire and/or refinancing existing indebtedness.

Interim Facility 1 shall be available to be drawn, subject to satisfaction of the conditions precedent set out in the Interim Facilities Agreement, from the date of the Interim Facilities Agreement to 11.59 p.m. in London on the earlier of (a) the first date on which both initial settlement under the Aspire Tender Offer has occurred and an initial drawdown has occurred under Interim Facility 1 (together being the “Closing Date”); (b) the date on which the Aspire Tender Offer (as extended or revised from time to time) irrevocably lapses or terminates, or is permanently withdrawn by the Company; and (c) if the Closing Date has not occurred on or before such date, the date falling eight months after (and excluding) January 17, 2022, or, in each case, such later time and date as agreed by the Interim Lenders (acting reasonably and in good faith). Interim Facility 2 shall be available to be drawn from the date of initial utilization of Interim Facility 1 through to the final repayment date of Interim Facility 2.

The final maturity date of the Interim Facilities is 90 days after the date on which the first drawdown of Interim Facility 1 occurs (by which date, the Interim Facilities would need to be replaced and refinanced).

The Interim Facilities Agreement contains customary representations and warranties, affirmative and negative covenants (including covenants in respect of financial indebtedness, disposals, security, permitted holding company activity, dividends and share redemption, acquisitions and mergers and conduct of the Aspire Tender Offer), indemnities and events of default, each with appropriate carve-outs and materiality thresholds. In addition, the Company, the Borrower and Bidco have each given a customary guarantee in favor of the Interim Lenders under the terms of the Interim Facilities Agreement.

As a condition precedent to the first drawdown of the Interim Facilities, the Interim Lenders have received the benefit of security including share security over the Borrower and Bidco, security over certain bank accounts and security over certain material intercompany receivables (the “Interim Security”).

Notwithstanding the entry into the Interim Facilities Agreement, the Company will seek to negotiate and execute a long-form financing agreement prior to the Closing Date to replace the Interim Facilities. In relation to this, on January 17, 2022, the Company and the Borrower also entered into a commitment letter with Blackstone Alternative Credit Advisors LP (“BXC”) in connection with the Proposed Acquisition of Aspire (the “Commitment Letter”). Pursuant to the terms of the Commitment Letter, BXC has committed, on a customary certain funds basis, to make available, in connection with the Proposed Acquisition of Aspire, the Senior Facilities (as defined below). The annexures to the Commitment Letter include (among other things) an agreed form term sheet (the “Term Sheet”) setting out the details of the expected terms of a senior facilities agreement (the “Senior Facilities Agreement”) pursuant to which the Senior Facilities shall be made available. If no Interim Facility has been funded prior to such time, the Interim Facility Agreement shall automatically terminate on the date on which the Senior Facilities Agreement is signed and each initial condition precedent thereunder is irrevocably satisfied or waived as evidenced by delivery of a duly signed and unqualified conditions precedent letter thereunder.

The Term Sheet provides that the Senior Facilities Agreement shall include term loan facility tranches in the amounts equal to the Interim Facilities (together being the “Senior Facilities”). Each loan drawn under the Senior Facilities will bear interest at a rate of EURIBOR plus 6.25% per annum. Original issue discount shall apply on the loans drawn under the Senior Facilities pursuant to the terms of the Senior Facilities Agreement and ancillary documentation.

Pursuant to the Term Sheet, the terms of the Senior Facilities Agreement shall contain customary representations and warranties, affirmative and negative covenants (including covenants in respect of financial indebtedness, disposals, security, permitted holding company activity, dividends and share redemption, acquisitions and mergers and conduct of the Aspire Tender Offer), a financial maintenance covenant indemnities and events of default, each with appropriate carve-outs and materiality thresholds.

The Term Sheet additionally provides that the Company and certain of its subsidiaries (other than those subsidiaries located in Czech Republic, Ukraine and any other jurisdiction agreed between the Company and the lenders under the Senior Facilities Agreement (the “Lenders”) prior to the date of signing the Senior Facilities Agreement) shall grant certain guarantees in favor of the Lenders. In addition, security in favor of the Lenders shall also be granted by such members of the Group over shares (and other ownership interests) owned in certain subsidiaries, certain material intercompany receivables, certain material bank accounts, certain material intellectual property and, in the case of subsidiaries located in England and Wales and the United States (amongst other jurisdictions to be agreed), substantially all of such member of the Group’s assets (subject to customary exceptions).

The loans drawn under the Interim Facilities or Senior Facilities, as applicable, are in EUR but the consideration payable by the Company pursuant to the Proposed Acquisition of Aspire is in SEK. Therefore, the Company entered into a deal contingent FX forward with Deutsche Bank AG (the “DC Bank”) on 17 January 2022 (the “FX Hedging Transaction”) under which the Company will receive the full SEK consideration from the DC Bank on or prior to the date of initial settlement under the Aspire Tender Offer in exchange for an equivalent EUR amount to be calculated by reference to a pre-agreed exchange rate.

As of the date hereof, the Company has incurred costs in an amount of approximately $1.6 million in connection with the financing agreements with Blackstone. The Company has not incurred costs in connection with the FX Hedging Transaction. The costs of the FX Hedging Transaction will be incurred only upon completion of the Aspire Tender Offer.

Cash Flows

The Company generates its inbound cash flow through the collection of revenues being charged to its customers monthly. The Company’s share of cash generated through North American turnkey contracts is being delivered through regular monthly settlements of net collections of customers’ revenues less NPI’s or Pollard’s share of costs contributed by us to support delivery commitments.

The following table presents the summary cash flows information for the periods presented:

	Year Ended December 31,
	2021	2020	2019
	(in thousands)

Net cash generated from operating activities	$14,911	$24,518	$15,040
Net cash used in investing activities	(6,283)	(12,696)	(17,424)
Net cash generated from (used in) financing activities	(2,313)	41,929	5,166
Net increase in cash and cash equivalents	$6,315	$53,751	$2,782

Net cash generated from operating activities

Net cash generated from operating activities for the year ended December 31, 2021 was $14.9 million, a decrease of $6.5 million, compared to $24.5 million for the year ended December 31, 2020. The decrease primarily resulted from the lower NGR generated by MSL and charges paid associated with being a publicly traded company.

Net cash generated from operating activities for the year ended December 31, 2020 was $24.5 million, an increase of $9.5 million, compared to $15.0 million for the year ended December 31, 2019. The increase primarily resulted from a continued increase in the NGR generated by the MSL and by increase in NPI revenues.

Net cash used in investing activities

Net cash used in investing activities for the year ended December 31, 2021 was $6.5 million, a decrease of $6.4 million, compared to $12.7 million for the year ended December 31, 2020. The decrease was primarily driven by an increase in proceeds received from NPI in 2021 compared to proceeds collected from NPI during 2020 partially offset by increase of investment in capitalized development asset.

Net cash used in investing activities for the year ended December 31, 2020 was $12.7 million, an increase of $4.7 million, compared to $17.4 million for the year ended December 31, 2019. The decrease was primarily driven by an increase in proceeds received from NPI in 2020 compared to funding to NPI in 2019.

Net cash used in financing activities

Net cash used in financing activities for the year ended December 31, 2021 was $2.3 million, which was primarily the result of repayment of Tranche F (as defined below) and repayment of certain lease liabilities.

Net cash provided by financing activities for the year ended December 31, 2020 was $41.9 million, which was primarily the result of net proceeds from the Company's initial public offering.

Net cash provided by financing activities for the year ended December 31, 2019 was $5.2 million, which was primarily the result of drawdowns from the WH Credit Facility.

5.C.          Research and Development, Patents and Licenses, Etc.

Our research and development expenses are primarily comprised of costs of our research and development personnel, contractor services in Ukraine and other development-related expenses. Research and development costs are expensed when incurred, except to the extent that such costs qualify for capitalization. We believe continued investments in research and development are important to maintain our competitive strengths and expect research and development costs to increase in absolute dollars, but to decrease as a percentage of total revenues. Research and development expenses, were $9.4 million, $7.5 million and $6.9 million in 2021, 2020 and 2019, respectively.

5.D.          Trend Information.

Other than as described in Item 3.D. “Risk Factors” and in Item 5.A. “Operating and Financial Review and Prospects — Factors Affecting our Financial Condition and Results of Operations” of this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

5.E.          Critical Accounting Estimates

 We do not currently engage in off-balance sheet financing arrangements, except for the FX Hedging Transaction. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purpose entities and other structured finance entities.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

 6.A.          Directors and Senior Management

Executive Officers and Directors

The following table presents information about our executive officers and directors, including their ages as of April 10, 2022:

Name	Age	Position
Executive Officers
Moti Malul	50	Chief Executive Officer, Co-Managing Director and Director
Raviv Adler	48	Chief Financial Officer
Oded Gottfried	52	Chief Technology Officer
Rinat Belfer	42	Chief Operations Officer
Non-Executive Directors
Barak Matalon	51	Non-Executive Director
Aharon Aran	72	Non-Executive Director
Laurent Teitgen(1)	43	Non-Executive Director
John E. Taylor, Jr.(1)	55	Non-Executive Director, Chairman
Lisbeth McNabb(1)	61	Non-Executive Director

(1)	Independent director in accordance with Nasdaq rules.

Unless otherwise indicated, the current business addresses for each of our executive officers and each of the members of our board of directors is c/o NeoGames S.A., 63-65, rue de Merl, L-2146 Luxembourg, Grand Duchy of Luxembourg.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Moti Malul has served as our and as NGS’, our Israeli subsidiary, Chief Executive Officer and as a member of our board of directors, since October 2018. Prior to that, Mr. Malul served as our Executive Vice President of Sales and Business Development for three years. Prior to our spin-off from Aspire in 2014, Mr. Malul served in various roles at Aspire for five years. Prior to joining Aspire, Mr. Malul served for over 12 years in key marketing and management positions in the telecommunications and internet industries, for companies such as Ericsson and Smile Media. Mr. Malul holds a B.A. in Business Administration from Bar-Ilan University in Israel, and an M.B.A from Tel Aviv University in Israel.

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

Laurent Teitgen has served as a member of our board of directors since April 2017. Mr. Teitgen currently serves on the board of directors of Codere Online Luxembourg S.A since November 2021, Ellomay Luxembourg Holdings S.à r.l. since September 2016, Chelsey Investissement S.C.A. since July 2016, Menora Central Europe Investments S.A. since November 2017, MiddleCap Group S.A. since April 2018, and Kaman Lux Holding S.à r.l since September 2015, and he is Head of Accounting Department at Fiduciaire Jean-Marc Faber S.à r.l since May 2009. Mr. Laurent also serves as a member of the audit committee of Codere Online Luxembourg S.A since November 2021. Mr. Teitgen is a resident of Luxembourg and previously held positions with BDO, Intertrust, and TASL (now Orangefield/Vistra).  Mr. Teitgen holds a B.A. in Accounting and Financial Management with a specialization in Accounting Review from Université de Lorraine, IUT Henri Poincaré, France.

John E. Taylor, Jr. has served as a member of our board of directors since November 2020. Mr. Taylor has served as the managing director of Faulkner & Howe, LLC since 2002. Mr. Taylor served as Chairman of the board of directors of Twin River Worldwide Holdings (NYSE: TRWH) from 2010 to 2016, as Executive Chairman from 2017 to 2019, and as a member of the audit, compensation and compliance committees from 2010 to 2019. Mr. Taylor was formerly the Chief Executive Officer and President of GameLogic, Inc., a provider of internet based games for the regulated gaming industry. Mr. Taylor also served as the President and Chief Executive Officer of Dreamport, the gaming and entertainment subsidiary of GTECH Corporation, a then-NYSE listed company while also serving as a member of the Executive Management Committee of GTECH. Earlier in his career he served as a senior advisor to the Governor of Rhode Island. Mr. Taylor currently serves as a Trustee of Johnson & Wales University and holds a Bachelor of Science degree from Rhode Island College. In 2018, Mr. Taylor received an honorary Doctor of Business Administration from Johnson & Wales University.

Lisbeth McNabb was appointed in January 2021 as a non-voting member in an observer capacity on our board of directors and has served as a voting member of our board of directors since May 2021. Ms. McNabb currently serves on the board of directors, serves on the audit committee and is the former chair of audit committee of Nexstar Media Group (Nasdaq: NXST), and serves on the board and Chair of Audit of Acronis. Over the past 20 years, Ms. McNabb has served in senior leadership roles with category-defining companies including match.com and Linux Foundation. Prior to that, she began her career in various finance and managerial roles at AT&T, American Airlines and Pepsico Frito-Lay. Ms. McNabb holds a BS in Business from the University of Nebraska and an MBA from Southern Methodist University.

Arrangements Concerning Election of Directors

Our Founding Shareholders have the exclusive right under our articles of association to elect up to 50% of our directors so long as they own in the aggregate at least 40.0% of our issued and outstanding share capital. In furtherance of the foregoing, the Founding Shareholders have entered into a voting agreement pursuant to which the Founding Shareholders vote as one group with regard to any matter relating to the nomination, election, appointment or removal of directors.

Board Diversity (as of April 10, 2022)

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix
Country of Principal Executive Offices:	Grand Duchy of Luxembourg
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	0	0
Part II: Demographic Background
White (not of Hispanic or Latinx origin)	6
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

6.B.          Compensation

Executive Officer and Board Member Compensation

The compensation for each of our executive officers is comprised of the following elements: base salary, bonus, contractual benefits, and pension contributions. The total amount of compensation paid and benefits in kind provided to our executive officers and members of our board of directors, other than our independent directors, for the 2021 financial year was $1,817,791. This amount includes $163,007 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses. The amount of compensation paid to our independent directors is as follows: Mr. John E. Taylor Jr. received cash compensation of $115,620 and equity compensation in the form of a grant of 48,581 options, vesting over a period of two years annually from November 18, 2020, with an exercise price of $17 per option; Mr. Laurent Teitgen received cash compensation of $25,324; and Ms. Lisbeth McNabb received cash compensation of $11,929 and equity compensation in the form of a grant of 15,000 options, vesting over a period of 1.7 years annually from May 26, 2021, with an exercise price of $57.56 per option. We do not currently maintain any bonus or profit-sharing plan for the benefit of our executive officers; however, upon approval of the compensation committee of the board of directors we intend to offer to certain of our executive officers annual bonuses pursuant to terms to be approved by the board of directors. We make monthly contributions to pension, retirement or similar benefits to our executive officers as required under Israeli law or any other relevant jurisdiction.

Executive Officer and Board Member Employment Agreements

Each of the Company’s executive officers is employed under an employment agreement for an indefinite period of time. These agreements contain customary provisions regarding noncompetition, nonsolicitation, confidentiality of information and assignment of inventions.

Long-Term Incentive Plans

2015 Plan (as amended in 2019)

The 2015 Share Option Plan was adopted on January 29, 2015 and amended thereafter (the “2015 Plan”). The 2015 Plan provides for the grant of options to acquire Ordinary Shares of the Company. As of April 14, 2022, there were 1,058,160 outstanding options granted under the 2015 Plan covering 1,058,160 Ordinary Shares of the Company at a weighted average exercise price of $1.85, out of which 770,934 were vested and 287,226 were unvested.

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

Following the completion of our initial public offering, the Company ceased granting options under the 2015 Plan. Any options granted under the 2015 Plan that expire will be added to the pool of the 2020 Plan (as defined below). The 2015 Plan will continue to apply to all options granted under the 2015 Plan prior to our initial public offering.

2020 Plan

In connection with our initial public offering, we adopted an omnibus equity plan by the name of 2020 Incentive Award Plan (the “2020 Plan”), which allows for the grant of various equity awards such as options, share appreciation rights, restricted shares, restricted share units and other equity based awards. The 2020 Plan initially included a pool of 132,750 Ordinary Shares which shall be increased automatically upon expiration of any option granted under the 2015 Plan and by an annual increase on the first day of each calendar year beginning January 1, 2021 and ending on and including January 1, 2030, equal to the lesser of (A) 3% of the aggregate number of shares outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by our board of directors. On August 30, 2021, our board of directors allocated up to 140,336 restricted share units, or RSUs, for award to employees in amounts to be determined by management. The board of directors approved on October 22, 2021 the grant of RSUs  under the Company’s 2020 Incentive Award Plan, which will vest in four equal annual installments commencing on January 1, 2022. As of March 30, 2022, there were (i) 112,390 unvested RSUs outstanding under the 2020 Plan, (ii) outstanding options granted under the 2020 Plan covering 75,726 Ordinary Shares at a weighted average exercise price of $23.63, of which 27,328 were vested and 48,938 were unvested, and (iii) 726,555 Ordinary Shares remaining available for issuance pursuant to future awards that may be granted under the 2020 Plan.

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

 6.C.          Board Practices

Board Composition

Our board of directors is currently comprised of six members, each of whom was elected for a term ending at the occasion of the annual general meeting of the Company to be held in 2022 and related to the financial year ended on December 31, 2021. A director may be re-appointed. Our directors are elected at our general meeting of shareholders in accordance with our articles of association. Pursuant to our articles of association, for so long as the Founding Shareholders (i) own in the aggregate at least 40.0% of the issued and outstanding share capital of the Company, a number of directors equal to 50.0% of the total number of directors will be elected from nominees selected by the Founding Shareholders, (ii) own in the aggregate less than 40% of the issued and outstanding share capital of the Company, but still own in the aggregate at least 25.0% of the issued and outstanding share capital of the Company, a number of directors equal to 33.0% of the total number of directors will be elected from nominees selected by the Founding Shareholders, and (iii) own in the aggregate less than 25% of the issued and outstanding share capital of the Company, but still own in the aggregate at least 15.0% of the issued and outstanding share capital, one director will be elected from nominees selected by the Founding Shareholders.

Foreign Private Issuer Status

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Controlled Company Exemption

Until recently, we were a “controlled company” as set forth in the Nasdaq rules, and were able to rely on a “controlled company” exemption in addition to exemptions on which we may rely as a foreign private issuer, because our Founding Shareholders beneficially owned more than 50% of the voting power of our Ordinary Shares eligible to vote in the election of directors. However, as of December 31, 2021, our Founding Shareholders beneficially own approximately 49.97% of our Ordinary Shares, and we may no longer rely on such “controlled company” exemptions.

Under Nasdaq rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect to utilize exemptions from certain corporate governance standards, including the requirement (1) that a majority of the board of directors consist of independent directors, (2) to have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process.

Until recently, we utilized the exemption from the requirement to have a majority of the board of directors consist of independent directors. We ceased to be a “controlled company” in November 2021 and are required to comply with the relevant Nasdaq rules within the applicable transition periods.

Board Committee Composition

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

The audit committee, which consists of Lisbeth McNabb, John E. Taylor, Jr. and Laurent Teitgen, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Lisbeth McNabb serves as chair of the committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Lisbeth McNabb is considered an “audit committee financial expert” as defined by the SEC. Our board has determined that John E. Taylor, Jr., Laurent Teitgen and Lisbeth McNabb meet the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and the Nasdaq rules, including the heightened independence standards applicable to audit committee members. The audit committee is governed by a charter that complies with Nasdaq rules.

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

•
reviewing our compliance with laws and regulations, including major legal and regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements; and

•
reviewing and discussing the Company’s policies with respect to risk assessment and risk management and establishing procedures for receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

The audit committee meets as often as one or more members of our audit committee deem necessary, but in any event meets at least four times per year. The audit committee meets at least once per year with our independent accountant, without our executive officers being present.

Compensation Committee

The compensation committee, which consists of John E. Taylor, Jr., Laurent Teitgen and Lisbeth McNabb, assists our board of directors in determining executive officer compensation. John E. Taylor, Jr. serves as chair of the committee. The committee recommends to our board of directors the compensation of each of our executive officers. Under SEC and Nasdaq rules, there are heightened independence standards for members of our compensation committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. All of our compensation committee members meet this heightened standard.

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

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which consists of John E. Taylor, Jr., and Laurent Teitgen and Lisbeth McNabb, assists our board of directors in identifying individuals qualified to become members of our board of directors consistent with criteria established by our board of directors and in developing our corporate governance principles. John E. Taylor, Jr. serves as chair of the committee.

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

6.D.          Employees

As of December 31, 2021, the Company had 154 employees located predominantly in Israel and 2 employees located in the United States. Additionally, as of December 31, 2021 the Company had 211 dedicated contractors located in Ukraine. Prior to Russia’s invasion of Ukraine in February 2022, 60 of our staff left Ukraine with our assistance, and 70 others left to western areas of the country.

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

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

 7.A.          Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of March 31, 2022 by:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding Ordinary Shares;

•	each of our executive officers and directors; and

•	all of our executive officers and directors as a group.

For further information regarding material transactions between us and principal shareholders, see Item 7.B. “Related Party Transactions.”

The number of Ordinary Shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the person has sole or shared voting power or investment power. Additionally, Ordinary Shares that a person has the right to acquire within 60 days of March 31, 2022 through the exercise of any option, warrant or other right are deemed to be outstanding and to be beneficially owned by such person for purposes of computing the percentage ownership of such person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares held by that person.

The percentage of Ordinary Shares beneficially owned is computed on the basis of 25,593,434 Ordinary Shares outstanding as of March 31, 2022.

The information set forth below regarding the beneficial ownership for each of our principal shareholders has been furnished by such shareholders. Unless otherwise indicated below, the address for each beneficial owner listed is NeoGames S.A., 10 Habarzel Street, Tel Aviv, 6971014, Israel.

Name of beneficial owner	Number	Percent
5% or Greater Shareholders
Elyahu Azur(1)	3,193,717	12.5%
Pinhas Zahavi(2)	3,193,717	12.5%
Executive officers and directors
Moti Malul(3)	336,978	1.3%
Raviv Adler(4)	77,404	*
Oded Gottfried(5)	333,970	1.3%
Rinat Belfer(6)	41,902	*
Barak Matalon(7)	5,109,948	20.0%
Aharon Aran(8)	1,277,486	5.0%
Laurent Teitgen	-	-
John E. Taylor, Jr.(9)	39,000	*
Lisbeth McNabb(10)	15,000	*
All executive officers and directors as a group (9 persons)(11)	7,231,688	27.8%

* Indicates beneficial ownership of less than 1% of the total outstanding Ordinary Shares.

(1) Based on information reported on a Schedule 13G filed on February 16, 2021, Mr. Azur holds 3,193,717 Ordinary Shares. The address for Mr. Azur is 6 Hertzel St., Tel-Aviv, Israel.

(2) Based on information reported on a Schedule 13G filed on February 16, 2021, Mr. Zahabi holds 3,193,717 Ordinary Shares. The address for Mr. Zahavi is 4 Voiotias St., limassol, Cyprus.

(3) Shares beneficially owned includes 282,323 options exercisable as of March 31, 2022, and 336,978 options exercisable within 60 days of March 31, 2022, for Ordinary Shares of the Company.

(4) Shares beneficially owned includes 73,001 options exercisable as of March 31, 2022, and 77,404 options exercisable within 60 days of March 31, 2022, for Ordinary Shares of the Company.

(5) Shares beneficially owned includes 330,478 Ordinary Shares of the Company, and 3,492 options exercisable as of March 31, 2022 for Ordinary Shares of the Company.

(6) Shares beneficially owned includes 30,971 options exercisable as of March 31, 2022, and 41,902 options exercisable within 60 days of March 31, for Ordinary Shares of the Company.

(7) Based on information reported on a Schedule 13G filed on February 16, 2021, Mr. Matalon holds 5,109,948 Ordinary Shares. The address for Mr. Matalon is 10 Habarzel St., Tel Aviv, Israel.

(8) Based on information reported on a Schedule 13G filed on February 16, 2021, Mr. Aran holds 1,277,486 Ordinary Shares. The address for Mr. Aran is 32 Tuval St. Ramat Gan, Israel.

(9) Shares beneficially owned includes 14,709 Ordinary Shares, and 24,291 options exercisable as of March 31, 2022 for Ordinary Shares of the Company.

(10) Shares beneficially owned includes 15,000 options exercisable as of March 31, 2022 for Ordinary Shares of the Company.

(11) Shares beneficially owned includes 6,732,621 Ordinary Shares of the Company, 429,078 options exercisable as of March 31, 2022, and 499,067 options exercisable within 60 days of March 31, 2022, for Ordinary Shares for the Company.

Our directors and executive officers hold, in the aggregate, options exercisable for 429,078 Ordinary Shares, as of March 31, 2022. The options have a weighted average exercise price of $7.5 per share and have expiration dates generally 10 years after the grant date of the option.

Changes in Ownership of Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2019.

Voting Rights

The major shareholders listed above do not have voting rights with respect to their Ordinary Shares that are different from the voting rights of other holders of our Ordinary Shares.

Change in Control Arrangements

We are not aware of any arrangement that may at a subsequent date, result in a change of control of the Company. On January 17, 2022, we announced the Aspire Tender Offer, which is currently pending. For more information regarding the Proposed Acquisition of Aspire, including the Aspire Tender Offer, see “Related Party Transactions - Relationship with Aspire.”

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of March 31, 2022, there were 6 registered holders of our Ordinary Shares, one of which (Cede & Co., the nominee of the Depositary Trust Company) is a United States registered holder, holding approximately 48.8% of our outstanding Ordinary Shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these Ordinary Shares were held by brokers or other nominees.

7.B.          Related Party Transactions

The following is a description of our ongoing or presently proposed related party transactions since January 1, 2019.

Relationship with Aspire

NeoGames was established as an independent company in 2014, following a spin-off from Aspire, a B2C and B2B service provider in the iGaming industry. Barak Matalon and Aharon Aran, members of our board of directors, are also members of Aspire’s board of directors. Further, Barak Matalon, Elyahu Azur, Pinhas Zahavi and Aharon Aran, who collectively own a majority of the shares of Aspire, hold as of March 31, 2022 approximately 49.9% of our Ordinary Shares.

Prior to our spin-off from Aspire, our management team was responsible for the iLottery business of Aspire. As part of the spin-off, NeoGames has entered into the following agreements with the Aspire Group:

Framework Agreement

On April 24, 2015, with effect as of April 30, 2014, NeoGames entered into an agreement (the “Aspire Framework Agreement”) with Aspire and AG Software Limited (“AG Software”), a member of the Aspire Group that provides the framework for the restructuring and the separate operation of each of the parties and their respective businesses. NeoGames acquired from the Aspire Group the suite of software products used solely in the iLottery market, as well as the rights to certain contracts held by the Aspire Group, in consideration for the Aspire Promissory Notes.

Transition Services Agreement

On June 15, 2015, with effect as of April 30, 2014, NeoGames entered into a transition services agreement (as amended on August 6, 2015, the “Aspire Transition Services Agreement”) with Aspire and William Hill pursuant to which NeoGames agreed to provide Aspire with certain dedicated development, maintenance and support services necessary for the operation of Aspire’s business. These services are now primarily provided by teams that are dedicated to Aspire and are employees of Aspire, but NeoGames’ employees supervise the software development work of Aspire’s employees to ensure that their work is released within the overall release plan and does not interfere with other functions of the platform. We received approximately $1.6 million, $2.4 million and $4.0 million pursuant to the Aspire Transition Services Agreement in the years ended December 31, 2021, 2020 and 2019, respectively. Pursuant to the terms of the Aspire Transition Services Agreement, rights in the work product created by Aspire for the sole benefit of Aspire are owned by Aspire and rights in the work product created by NeoGames for the sole benefit of NeoGames are owned by NeoGames. However, rights in the work product created for the benefit of both NeoGames and Aspire are owned by NeoGames and licensed to Aspire under the terms of the Aspire Software License Agreement.

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

Aspire Promissory Notes

On April 24, 2015, with effect as of April 30, 2014, NeoGames issued to Aspire and AG Software promissory notes (as amended and restated, the “Aspire Promissory Notes”) in aggregate principal amounts of approximately $3.0 million and $5.5 million, respectively. On May 18, 2017, the aggregate principal amount of the promissory note issued to Aspire was increased from $3.0 million to $16.3 million (bringing the aggregate principal amount of the Aspire Promissory Notes to approximately $21.8 million). The Aspire Promissory Notes bear interest at a rate of 1.0% per annum, payable on a quarterly basis in arrears, and matured on March 31, 2022.

The Aspire Promissory Notes were repaid in full upon maturity, on March 31, 2022.

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

Cost Allocation Agreement

On July 8, 2015, with effect as of June 15, 2014, NGS entered into a cost allocation agreement with Aspire Global Marketing Solutions pursuant to which each party has agreed to bear certain costs that are then recovered at cost from the other party. We paid $1.6 million, $1.4 million and $1.5 million and received $0.2 million, $0.2 million and $0.2 million in the years ended December 31, 2021, 2020 and 2019, respectively.

Proposed Acquisition of Aspire

On January 17, 2022 we have commenced a public offer to the shareholders of Aspire Global plc, for a total purchase price of approximately $480 million (based on a SEK to $ foreign exchange rate of 0.111 at January 17, 2022 as reported by Bloomberg) in cash and shares (the “Aspire Tender Offer”). We have offered to acquire all of the outstanding shares of Aspire through a combination of cash for 50% of Aspire’s shares at a price of SEK 111 per share, and equity consideration for the remaining 50% of Aspire’s shares consisting of 7.6 million newly-issued shares in NeoGames (equal to an exchange ratio of 0.32 shares in NeoGames per one share in Aspire Global). The exchange ratio was determined based on a $24.62 per share price for NeoGames on January 14, 2022 (being the last day of trading on the Nasdaq Stock Exchange before the announcement of the public offer) and a SEK 71.05 per share price for Aspire, and a SEK to $ foreign exchange rate of 0.111 at January 17, 2022 as reported by Bloomberg. Newly issued NeoGames shares will be delivered in the form of Swedish depository receipts.

Aspire shareholders who in the aggregate own approximately 67% of Aspire’s outstanding shares, some of whom are also our Founding Shareholders, have irrevocably elected to accept the offer and will elect to receive up to 100% of the 7.6 million offered NeoGames shares, as their consideration (subject to proration).

The independent bid committee of Aspire (consisting of the independent board members Carl Klingberg and Fredrik Burvall) recommended to Aspire’s shareholders to accept the Aspire Tender Offer and elect an all-cash consideration. The Aspire Tender Offer is conditioned upon, inter alia (a) acceptance by not less than 90% of the total number of outstanding shares in Aspire, (b) amendment of Aspire articles of association allowing the owner of not less than 90% of the total number of outstanding shares in Aspire to acquire the remaining shares that have not been tendered in the Aspire Tender Offer, (c) acceleration of vesting of outstanding options under certain incentive programs of Aspire, resulting in the creation of not more than 828,094 new Aspire shares, (d) obtaining all necessary regulatory, governmental or other similar approvals, and other conditions.

Following and subject to the completion of the Aspire Tender Offer, and provided not all Aspire shares were tendered in the Aspire Tender Offer (all such remaining shares, “Aspire Minority Shares”, and the holders thereof, “Aspire Minority Shareholders”), the Company intends to require all Aspire Minority Shareholders to transfer to the Company the Aspire Minority Shares pursuant to the amended articles of association of Aspire (the “Squeeze Out Merger”; the Aspire Tender Offer and the Squeeze Out Merger, the “Proposed Acquisition of Aspire”). The consideration per share to be paid to the Aspire Minority Shareholders in the Squeeze Out Merger will be, at the sole discretion of the Company, either the same consideration as that offered in the Aspire Tender Offer, or the corresponding value: in cash alone; or in a combination of cash and non-cash consideration.

The Proposed Acquisition of Aspire will be financed in part by the Interim Facilities made available by the Interim Lenders, or if the Senior Facilities Agreement is signed and no Interim Facility has been funded prior to such time, then by the Senior Facilities made available by the Lenders. For more information, see “Operating and Financial Review and Prospects - Liquidity and Capital Resources - Financing for the Proposed Acquisition of Aspire.” The remaining part of the consideration paid in cash pursuant to the Proposed Acquisition of Aspire will be financed by cash available on the Company’s balance sheet at the time of the closing. As of the date hereof, the Company has incurred costs in an amount of approximately $1.6 million in connection with the financing agreements with Blackstone. The Company has not incurred costs in connection with the FX Hedging Transaction. The costs of the FX Hedging Transaction will be incurred only upon completion of the Aspire Tender Offer.

There is no certainty that the Aspire Tender Offer will be accepted by the required majority, that the Proposed Acquisition of Aspire will be completed, or regarding the terms or the timing of that acquisition. For additional information on the Aspire Tender Offer, see our current report on Form 6-K filed with the SEC on January 18, 2022.

Relationship with William Hill

We have a strategic partnership with William Hill, who is our client (with respect to certain software development projects and licensing rights described below), our lender (with respect to the credit facility described below) and, until recently, one of our major shareholders. William Hill was acquired by Caesars on April 22, 2021. Pursuant to a Schedule 13D/A filed on March 18, 2022, Caesars consummated on March 14, 2022 a block sale of an aggregate of 2,151,310 Ordinary Shares, following which sale Caesars beneficially owns no Ordinary Shares.

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

Pursuant to the Shareholders’ Agreement, William Hill was granted two option rights to purchase the Ordinary Shares held by certain of our shareholders. The first option lapsed in 2019 and was not exercised. The second option allows William Hill to purchase the Ordinary Shares held by certain of our shareholders at the greater of $182.0 million and a price per share based on a multiple (between seven and 12.5, depending on the portion of the Company’s revenues attributable to the Michigan iLottery) of the Company’s earnings before interest and taxes for the year ended December 31, 2020. William Hill waived this option prior to the completion of our initial public offering.

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

On September 18, 2020, WHFL extended to us a loan of $2.5 million (“Tranche E”), which was immediately used to pay off a portion of Tranche A. On September 18, 2020, WHFL also extended to us a loan of $2.0 million under the WH Credit Facility (“Tranche F”), which was immediately used to pay off the remaining principal amount of Tranche A and all interest accrued under the WH Credit Facility as of such date. According to the terms of the Loan Agreement, as of June 30, 2021 the Company paid in full both the principal and accrued interest associated with Tranche F in a total amount of $2.1 million.

Pursuant to the Loan Agreement, the maturity date for Tranches B, C, D and E is June 15, 2023. As of December 31, 2020, we may not draw any additional funds under the WH Credit Facility. Tranches B, C, D and E bear interest at a rate of 1.0% per annum.

Pursuant to the Loan Agreement, WHFL has the right to appoint an observer to attend each of our board of director meetings until the full repayment of the loan facilities.

Pursuant to the Loan Agreement, all present and future amounts owed under the WH Credit Facility must be secured by a pledge over the shares of NGS and NeoGames US, LLP, wholly owned subsidiaries of the Company.

In accordance with the Loan Agreement, the Company repaid on June 30, 2021 Tranche F in the amount of $2.1 million, of which $1.5 million to set off the principal and the reminder represents accrued interest.

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

Our revenues from these arrangements were approximately $8.0 million, $6.7 million and $5.7 million in the years ended December 31, 2021, 2020 and 2019, respectively.

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

Secondary Offering

In September 2021, we have completed a secondary offering whereby Caesars Entertainment, Inc. (which acquired William Hill) sold in the aggregate 3,975,947 Ordinary Shares (including Ordinary Shares sold by Caesars pursuant to an option granted to the underwriters and exercised by them in full) at a price of $37.79 per share, thereby reducing their share ownership (as of the date of the offering) from 24.5% to 8.92%. See “ - Relationship with William Hill” above regarding the sale by Caesars Entertainment, Inc. of all its Ordinary Shares on March 14, 2022.

Consultancy Agreement

On June 1, 2015, NGS and LOTYM HOLDINGS LTD. (“LOTYM”) entered into an agreement pursuant to which LOTYM provides to NGS consulting services through Barak Matalon (one of the Founding Shareholders) for a monthly consideration in the amount of NIS 45,000 (plus VAT). The agreement has an unlimited term, and may be terminated for convenience by either party, subject to 180-days’ prior written notice. Mr. Matalon and LOTYM have signed undertakings, effective through the term of the agreement and for 12 months following its termination, regarding (i) ownership in inventions by, and assignment thereof to, the Company, (ii) non-competition against the Company, and (iii) non-solicitation of its employees, consultants, suppliers, customers, investors and any party commercially engaged by it. The Company paid to the LOTYM $195 thousand, $158 thousand and $153 thousand in the years ended December 31, 2021, 2020 and 2019, respectively.

Voting Agreement

Our Founding Shareholders have the exclusive right under our articles of association to nominate up to 50% of our directors so long as they own in the aggregate at least 40.0% of our issued and outstanding share capital. In furtherance of the foregoing, the Founding Shareholders have entered into a voting agreement pursuant to which the Founding Shareholders vote as one group with regard to any matter relating to the nomination, election, appointment or removal of directors.

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

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers. See “Directors, Senior Management and Employees – Compensation – Insurance and Indemnification” for a description of these indemnification agreements.

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

•
Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. The allocation to the legal reserve becomes compulsory again when the legal reserve no longer represents 10% of our issued share capital As of December 31, 2021 we had a legal reserve in the amount of $230 thousand.

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

We have not declared nor paid dividends in any of the years ended December 31, 2019, 2020 and 2021.

 8.B.          Significant Changes

None.

ITEM 9.          THE OFFER AND LISTING

 9.A.          Offer and Listing Details

Our Ordinary Shares commenced trading on Nasdaq on November 19, 2020 under the symbol “NGMS.” Prior to this, no public market existed for our Ordinary Shares.

9.B.          Plan of Distribution

Not applicable.

9.C.          Markets

See “—Offer and Listing Details” above.

9.D.          Selling Shareholders

Not applicable.

9.E.          Dilution

Not applicable.

9.F.          Expenses of the Issue

Not applicable.

ITEM 10.          ADDITIONAL INFORMATION

10.A.          Share Capital

Not applicable.

10.B.          Memorandum and Articles of Association

Other than as set forth below, the information called for by this Item 10.B. is set forth in Exhibit 2.1 to this Annual Report. Our articles of association were amended on March 31, 2022 to reflect the exercising of stock options, which were exercised until December 31, 2021, and the related issuance of new shares. A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report.

We are registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B186309. Our corporate purpose, as stated in Article 4 of our articles of association, is to develop activities in relation with iLottery and iGaming solutions and services as well as any related areas. This includes the (i) the acquisition, holding and disposal, in any form, by any means, whether directly or indirectly, of participations, rights and interests in, and obligations of, Luxembourg and foreign companies, (ii) the acquisition by purchase, subscription, or in any other manner, as well as the transfer by sale, exchange or in any other manner of stock, partnership interests, bonds, debentures, notes and other securities or financial instruments of any kind (including notes or parts or units issued by Luxembourg or foreign mutual funds or similar undertakings) and receivables, claims or loans or other credit facilities and agreements or contracts relating thereto, and (iii) the ownership, administration, development and management of a portfolio of assets (including, among other things, the assets referred to in (i) and (ii) above).

The Company may borrow in any form. It may enter into any type of loan agreement and it may issue notes, bonds, debentures, certificates, shares, beneficiary parts, warrants and any kind of debt or equity securities including under one or more issuance programs. The Company may further list all or part of its shares on a regulated or unregulated stock exchange in or outside of the European Union. The Company may lend funds including the proceeds of any borrowings and/or issues of securities to its subsidiaries, affiliated companies or any other company.

The Company may also give guarantees and grant security interests over some or all of its assets including, without limitation, by way of pledge, transfer or encumbrance, in favor of or for the benefit of third parties to secure its obligations or the obligations of its subsidiaries, affiliated companies or any other company.

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

The Company may carry out any commercial, industrial, and financial operations, which are directly or indirectly connected with its purpose or which may favor its development. In addition, the Company may acquire and sell real estate properties, for its own account, either in the Grand Duchy of Luxembourg or abroad and it may carry out all operations relating to real estate properties.

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

10.C.          Material Contracts

Except as disclosed in this Annual Report in Item 3.D “Risk Factors,” Item 5.B “Liquidity and Capital Resources,” Item 6B “Compensation,” Item 7.B “Related Party Transactions” and Item 19 “Exhibits”, we are not currently, nor have we been for the two years immediately preceding the date of this Annual Report, party to any material contract, other than contracts entered into in the ordinary course of business.

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

Please be aware that the residence concept used under the respective headings below applies for Luxembourg income tax assessment purposes only. Any reference in the present section to a tax, duty, levy, impost or other charge or withholding of a similar nature, or to any other concepts, refers to Luxembourg tax law and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporation income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi) as well as personal income tax (impôt sur le revenu) generally. Investors may further be subject to net wealth tax (impôt sur la fortune) as well as other duties, levies or taxes. Corporate income tax, municipal business tax, the solidarity surcharge (together referred to as “Luxembourg Corporation Taxes”) as well as net wealth tax invariably apply to most corporate taxpayers resident of Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

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

The Company will be liable for Luxembourg Corporation Taxes. The standard applicable rate of Luxembourg Corporation Taxes for a company established in Luxembourg-city is 24.94% for the financial year ending on December 31, 2021 (the same rate is applicable in Luxembourg-city for the financial year ending on December 31, 2022). Luxembourg Corporation Taxes apply to the Company’s worldwide income (including capital gains), subject to the provisions of any relevant double taxation treaty. The taxable income of the Company is computed by application of all rules of the Luxembourg income tax law of December 4, 1967, as amended (loi concernant l’impôt sur le revenu), as commented and currently applied by the Luxembourg tax authorities (the “LIR”). Under the LIR, all income of the Company will be taxable in the financial period to which it economically relates and all deductible expenses of the Company will be deductible in the financial period to which they economically relate. Under certain conditions, dividends received by the Company from qualifying participations and capital gains realized by the Company on the sale of such participations may be exempt from Luxembourg Corporation Taxes under the Luxembourg participation exemption regime.

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

In addition, pursuant to current Luxembourg tax laws, an exemption from Luxembourg dividend withholding tax may apply under the following conditions:

•
the holder of Ordinary Shares receiving the dividends is either (i) a fully taxable Luxembourg resident collective entity, (ii) a collective entity resident in an EU Member State and falling within the scope of article 2 of the Council directive of November 30, 2011 (2011/96/EU) on the common system of taxation applicable in the case of parent companies and subsidiaries of different EU Member States, as amended (the “EU Parent-Subsidiary Directive”), (iii) the Luxembourg State, a Luxembourg municipality, an association of a Luxembourg municipality or an operation of Luxembourg public- law entity, (iv) a permanent establishment of an entity referred to at letters (i), (ii) or (iii) above, (v) a Swiss resident joint-stock company subject to corporate income tax in Switzerland without benefiting from any exemption, (vi) a joint-stock company or a cooperative company resident in an EEA country (other than an EU Member State) to the extent that such company is fully taxable and subject (in its country of residence) to a tax corresponding to Luxembourg Corporation Taxes, as well as a permanent establishment of such company, or (vii) a collective entity resident in a treaty country, to the extent that such entity is fully taxable and subject (in its country of residence) to a tax corresponding to Luxembourg Corporation Taxes, as well as a Luxembourg permanent establishment of such entity; and

•
on the date on which the income is made available, the holder of Ordinary Shares holds or commits to hold directly (or even indirectly under certain conditions), for an uninterrupted period of at least twelve months, a participation of at least 10% in the share capital of the Company (or with an acquisition price of at least €1,200,000).

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

The holder of our Ordinary Shares which is a Luxembourg resident entity governed by (i) the law of December 17, 2010 on undertakings for collective investment, as amended, (ii) the law of February 13, 2007 on specialized investment funds, as amended, (iii) the law of May 11, 2007 on the family estate management company, as amended, or (iv) the law of July 23, 2016 on reserved alternative investment funds, as amended, and which does not fall under the special tax regime set out in article 48 of the law of July 23, 2016 on reserved alternative investment funds, as amended, is not subject to any Luxembourg Corporation Taxes in respect of dividends received from the Company. No tax credit is then available for Luxembourg withholding tax on dividends received from the Company.

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

The holder of our Ordinary Shares which is a Luxembourg resident entity governed by (i) the law of December 17, 2010 on undertakings for collective investment, as amended, (ii) the law of February 13, 2007 on specialized investment funds, as amended, (iii) the law of May 11, 2007 on the family estate management company, as amended, or (iv) the law of July 23, 2016 on reserved alternative investment funds, as amended, and which does not fall under the special tax regime set out in article 48 of the law of July 23, 2016 on reserved alternative investment funds, as amended, is not subject to any Luxembourg Corporation Taxes in respect of capital gains realized upon disposal of its shares.

Under Luxembourg tax laws currently in force (subject to the provisions of double taxation treaties), capital gains realized by a holder of our Ordinary Shares (not acting via a permanent establishment or a permanent representative in Luxembourg through which/whom the shares are held) are not taxable in Luxembourg unless (a) the holder of our Ordinary Shares holds a Substantial Participation in the Company and the disposal of the shares takes place less than six months after the shares were acquired or (b) the holder of our Ordinary Shares has been a former Luxembourg resident for more than fifteen years and has become a non-resident, at the time of transfer, less than five years ago.

Net Wealth Taxation

A corporate holder of our Ordinary Shares that is either a resident of Luxembourg for tax purposes or that maintains a permanent establishment or a permanent representative in Luxembourg through which/whom such shares are held is subject to Luxembourg wealth tax on such shares, except if the holder of our Ordinary Shares is governed by the law of May 11, 2007 on the family estate management company, as amended, by the law of December 17, 2010 on undertakings for collective investment, as amended, by the law of February 13, 2007 on specialized investment funds, as amended, by the law of July 23, 2016 on reserved alternative investment funds, as amended, or is a securitization company governed by the law of March 22, 2004 on securitization, as amended, or is a capital company governed by the law of June 15, 2004 on venture capital vehicles, as amended. Please however note that securitization companies governed by the law of March 22, 2004 on securitization, as amended, capital companies governed by the law of June 15, 2004 on venture capital vehicles, as amended, or reserved alternative investment funds governed by the law of July 23, 2016 and which fall under the special tax regime set out under article 48 thereof may, under certain conditions, be subject to minimum net wealth tax.

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

Dividends paid to a non-corporate United States Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. “Qualified foreign corporation” generally includes a foreign corporation (other than a foreign corporation that is a PFIC with respect to the relevant United States Holder for the taxable year in which the dividends are paid or for the preceding taxable year) (i) whose shares are readily tradable on an established securities market in the United States, or (ii) which is eligible for benefits under a comprehensive United States income tax treaty that includes an exchange of information program and which the United States Treasury Department has determined is satisfactory for these purposes. In this regard, shares are generally considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as Ordinary Shares are. United States Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends paid with respect to Ordinary Shares. The dividends will not be eligible for the dividends received deduction available to United States Holders that are corporations in respect of dividends received from other United States corporations.

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

Passive Foreign Investment Company

The Company would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of its gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code), or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets and operations, we believe we were not a PFIC for the year ending December 31, 2021 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of Ordinary Shares, which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service may take a contrary position with respect to our determination in any particular year, and, therefore, there can be no assurance that we were not a PFIC for the year ending December 31, 2021 or will not be classified as a PFIC for the current taxable year or in the foreseeable future. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds Ordinary Shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds Ordinary Shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.

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

Information Reporting and Backup Withholding

Dividends on and proceeds from the sale or other taxable disposition of Ordinary Shares may be subject to information reporting to the IRS. In addition, a United States Holder (other than an exempt holder who establishes its exempt status if required) may be subject to backup withholding on cash payments received in connection with any dividend payments and proceeds from the sale or other taxable disposition of Ordinary Shares made within the United States or through certain U.S.-related financial intermediaries.

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

Tax Ruling of the Israeli Tax Authority

On May 18, 2021, the Israeli Tax Authority issued a pre-ruling, pursuant to which the Israeli Tax Authority confirmed that following the transfer of certain intellectual property rights relating to the online lottery business of NeoGames S.A. to NGS, the Company will be considered a “preferred technological enterprise” for Israeli tax purposes, and therefore, subject to the conditions set forth in the ruling and applicable law, will be entitled to certain tax benefits, including under certain circumstances a reduced corporate tax rate of 12% to 16%, a 20% tax rate on dividends to Israeli residents, and a 4% tax rate on dividends to non-Israeli corporations. The pre-ruling will expire after tax-year 2025.

The pre-ruling sets forth certain terms regarding the Company’s day to day practices. Failure by the Company to adhere to such terms may result in the loss of the beneficial tax rates set forth by the pre-ruling.

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

We maintain a corporate website at https://neogames.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F. We also make available on the Investors section of our website, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. We have included our website address in this annual report on Form 20-F solely as an inactive textual reference.

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

Our board of directors carefully monitors exchange rate fluctuations and reviews their impact on our net assets and position. Exchange rates are negotiated with our main provider of banking services as and when needed. NGS entered into certain forward contracts to hedge its NIS exposure associated with expenses nominated in NIS during 2022.

 A decrease of 5% in the U.S. dollar/NIS exchange rate would have increased our cost of revenue and operating expenses by approximately 3% and 2.7% during the years ended December 31, 2021 and 2020, respectively.

For information regarding the FX Hedging Transaction entered into in connection with the Proposed Acquisition of Aspire, see “Operating and Financial Review and Prospects - Liquidity and Capital Resources - Financing for the Proposed Acquisition of Aspire.” As of the date hereof, the Company has incurred costs in an amount of approximately $1.6 million in connection with the financing agreements with Blackstone. The Company has not incurred costs in connection with the FX Hedging Transaction. The costs of the FX Hedging Transaction will be incurred only upon completion of the Aspire Tender Offer.

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

JOBS Act

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to use this extended transition period, which allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART TWO

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

 On November 10, 2020, in connection with our IPO, we amended and restated our articles of association. A copy of these amended and restated articles of association has been filed as Exhibit 1.1 to NeoGames S.A.’s Form 20-F filed on April 16, 2021, File No. 001-39721. Our amended and restated articles of association were amended on March 31, 2022 to reflect the exercise of stock options, which were exercised until December 31, 2021, and the related issuance of new shares. See Item 10.B. “Additional Information - Memorandum and Articles of Association.”

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

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2021, our disclosure controls and procedures were effective.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

Under the supervision and with the participation of our management, including our principal executive officer and principal financial and accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation under the framework set forth in Internal Control – Integrated Framework (2013), our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

(c)	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm due to an exemption established by the JOBS Act for “emerging growth companies.”

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

ITEM 16.          [RESERVED]

ITEM 16A.        AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that each of Mr. Taylor, Mr. Teitgen and Ms. McNabb satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Ms. McNabb is considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

ITEM 16B.         CODE OF ETHICS

Code of Ethics

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

Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Ethics and Conduct applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our Code of Ethics in 2021.

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

The consolidated financial statements of NeoGames S.A. as of December 31, 2020 and 2021, and for each the two years in the period ended December 31, 2021, appearing in this Annual Report have been audited by Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm is Amot Bituach House Bldg. B 48, Derech Menachem Begin Rd. Tel Aviv 6618001.

The table below sets out the total amount billed to us by Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, for services performed in the years ended December 31, 2020 and 2021, and breaks down these amounts by category of service:

	2021	2020
	(in thousands)
Audit Fees	$310	$293
Audit Related Fees	-	-
Tax Fees	165	34
All Other Fees	-	-
Total	475	327

Audit Fees

The fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and procedures performed with respect to the prospectuses. These amounts included services performed in relation to the secondary offering of Ordinary Shares held by Caesars Entertainment, Inc. in September 2021.

Audit Related Fees

The fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s quarterly financial statements for the first, second and third quarters, as well as the Company’s annual financial statements.

Tax Fees

Tax fees for the years ended December 31, 2020 and 2021 were related to tax compliance and tax related services.

All Other Fees

All other fees in the years ended December 31, 2020 and 2021 related to services in connection with non-audit compliance and review work.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

All services provided by our auditors are approved in advance by either the Audit Committee.

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

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

At this time, we do not follow any Luxembourg rules instead of Nasdaq corporate governance rules, except with respect to Nasdaq Marketplace Rule 5635 which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. With respect to the circumstances described in Nasdaq Marketplace Rule 5635, we follow Luxembourg law which does not require approval of our shareholders with respect to the issuance of new shares within the limit and subject to the terms of the delegation granted to the board of directors in the form (and within the limits and conditions) of the authorized capital of the Company.  Until recently, when we were a “controlled company”, we utilized the exemption from the requirement to have a majority of the board of directors consist of independent directors. We ceased to be a “controlled company” in November 2021 and are required to comply with the relevant Nasdaq rules within the applicable transition periods.

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

ITEM 16H.          MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.          DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

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

ITEM 19. EXHIBITS

The following are filed as exhibits hereto:

1.1*	Amended and Restated Articles of Association of NeoGames S.A., as currently in effect.
2.1*	Description of Securities.
4.3***
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

4.5#
Letter, dated June 18, 2018, between Neogames S.à r.l. and WHG (International) Limited (filed as Exhibit 10.5 to NeoGames S.A.’s Form F-1 filed on October 27, 2020, File No. 333-249683, and incorporated herein by reference).

4.6#
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

4.11*+	Form of Commitment Letter, dated January 17, 2022, between NeoGames S.A., NeoGames Connect S.à r.l. and Blackstone Alternative Credit Advisors LP.
8.1*	List of subsidiaries.
12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*          Filed herewith
**        Furnished herewith
***      Unofficial English translation from Hebrew original
#          Portions of this exhibit have been redacted pursuant to Item 4 of the Instructions As To Exhibits of Form 20-F because it is both (i) not material and (ii) the type of information that the Registrant customarily and actually treats as private or confidential. The Registrant hereby agrees to furnish an unredacted copy of the exhibit to the Commission upon request.
+          Certain schedules have been redacted pursuant to Instructions as to Exhibits to Form 20-F.  The Registrant hereby agrees to furnish an unredacted copy of the exhibit to the Commission upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NEOGAMES S.A.

Date: April 14, 2022	By:	/s/ Moti Malul
Moti Malul
Title: Chief Executive Officer

NEOGAMES S. A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
NeoGames S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of NeoGames S.A. and its subsidiaries (“the Company”), as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income (loss), changes in equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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
April 14, 2022
Tel Aviv, Israel

NEOGAMES S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2021	2020
	Note	U.S. dollars (in thousands)
ASSETS

CURRENT ASSETS
Cash and cash equivalents		66,082	59,767
Designated Cash		167	-
Restricted deposits		9	12
Prepaid expenses and other receivables		2,494	1,446
Due from Aspire Group	6	1,483	56
Due from the Michigan Joint Operation and NPI	7	3,560	3,192
Trade receivables		3,724	3,701
		77,519	68,174

NON-CURRENT ASSETS
Restricted deposits		154	164
Restricted deposits - Joint Venture	7	3,848	3,773
Property and equipment	4	2,159	1,301
Intangible assets	5	22,354	17,835
Right-of-use assets	2	7,882	3,127
Deferred taxes	15	1,839	211
		38,236	26,411

TOTAL ASSETS		115,755	94,585

The accompanying notes are an integral part of these consolidated financial statements.

NEOGAMES S.A

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2021	2020
	Note	U.S. dollars (in thousands)

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade and other payables	8	7,902	4,910
Lease liabilities	2	769	1,651
Capital notes and accrued interest due to Aspire Group	6	21,086	-
Loans and other due to Caesars, net	6	-	1,972
Employees withholding payable		167	-
Employees' related payables and accruals		4,202	3,562
		34,126	12,095

NON-CURRENT LIABILITIES
Capital notes and accrued interest due to Aspire Group	6	-	17,739
Loans and other due to Caesars, net	6	12,899	10,666
Company share of Joint Venture net liabilities	7	830	1,025
Lease liabilities	2	7,820	1,855
Accrued severance pay, net	9	286	384
		21,835	31,669

EQUITY
Share capital		45	44
Reserve with respect to transaction under common control	2	(8,467)	(8,467)
Reserve with respect to funding transaction with related parties		20,072	20,072
Share premium		70,812	68,608
Share based payments reserve	18	6,023	3,907
Accumulated losses		(28,691)	(33,343)
		59,794	50,821

TOTAL LIABILITIES AND EQUITY		115,755	94,585

The accompanying notes are an integral part of these consolidated financial statements.

NEOGAMES S.A

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		For the year ended December 31,
		2021	2020	2019
	Note	U.S. dollars (in thousands)

Revenues	11	50,463	49,202	33,062

Distribution expenses	12	9,889	6,685	4,252
Development expenses		9,428	7,452	6,877
Selling and marketing expenses		1,549	1,483	1,981
General and administrative expenses	13	12,300	7,496	4,957
Initial public offering expenses		-	2,796	-
Prospective acquisition related expenses	1	3,841	-	-
Depreciation and amortization	4,5	14,613	11,657	9,685
		51,620	37,569	27,752

Profit (loss) from operations		(1,157)	11,633	5,310

Interest expenses with respect to funding from related parties	6	4,811	4,343	3,792
Finance income	14	-	(21)	(53)
Finance expenses	14	1,501	747	382
The Company’ share in (profit) loss of Joint Venture		12,446	1,393	(3,924)
Profit (loss) before income taxes expenses		4,977	7,957	(2,735)

Income taxes expenses	15	(325)	(1,443)	(1,243)

Net and total comprehensive income (loss)		4,652	6,514	(3,978)
Net income (loss) per common share outstanding, basic ($)		0.18	0.29	(0.18)
Net income (loss) per common share outstanding, diluted ($)		0.17	0.27	(0.18)
Weighted average number of common shares outstanding, basic	17	25,302,350	22,329,281	21,983,757
Weighted average number of common shares outstanding, diluted	17	26,640,120	23,898,477	21,983,757

The accompanying notes are an integral part of these consolidated financial statements.

NEOGAMES S.A

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	Share capital		Share premium	Accumulated gains (losses)	Share based payments reserve	Reserve with respect to funding transactions with related parties	Reserve with respect to transaction under common control	Total equity (deficit)
	U.S. dollars (in thousands)
Balance as of January 1, 2019	21		22,788	(35,879)	2,352	16,940	(8,467)	(2,245)

Changes in the year:
Share based compensation					615			615
Total comprehensive loss for the year				(3,978)				(3,978)
Balance as of December 31, 2019	21		22,788	(39,857)	2,967	16,940	(8,467)	(5,608)

Changes in the year:
Share based compensation					969			969
Benefit to the Company by an equity holder with respect to funding transactions						3,132		3,132
Recapitalization of share capital	23		(23)					-
Issuance of ordinary shares, net of issuance cost, in an initial public offering,	-		45,810					45,810
Exercise of employee options to ordinary shares	-		33		(29)			4
Total comprehensive income for the year				6,514				6,514
Balance as of December 31, 2020	44	*	68,608	(33,343)	3,907	20,072	(8,467)	50,821

Changes in the year:
Share based compensation	-		-	-	3,448	-	-	3,448
Exercise of employee options to ordinary shares	1		2,204	-	(1,332)	-	-	873
Total comprehensive income for the year	-		-	4,652	-	-	-	4,652
Balance as of December 31, 2021	45		70,812	(28,691)	6,023	20,072	(8,467)	59,794

* As of December 31, 2021 and 2020, 25,565,095 and 24,983,855 shares, no par value, authorized issued and fully paid, respectively.
** On November 10, 2020, the Company completed a 1: 8.234 (approximated) reverse split of its share capital by way of conversion of its then existing 181,003,584 shares into 21,983,757 shares.

The accompanying notes are an integral part of these consolidated financial statements.

NEOGAMES S.A

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2021	2020	2019
	U.S. dollars (in thousands)
Cash flows from operating activities:
Net profit (loss) for the period	4,652	6,514	(3,978)

Adjustments for:
Amortization and depreciation	14,613	11,657	9,685
Income taxes expenses	325	1,443	1,243
Income taxes paid	(2,230)	(606)	(461)
Interest expenses with respect to lease liability	680	672	366
Interest expenses with respect to funding from related parties	4,811	4,343	3,792
Interest paid	(1,009)	(684)	(645)
Other finance expenses, net	1,501	726	329
Payments with respect to IP Option	613	478	825
Share based compensation	3,448	969	615
The Company’ share in (profit) loss of Joint Venture	(12,446)	(1,393)	3,924
Initial public offering expenses	-	2,430	-
Prospective acquisition related expenses	3,667	-	-
Decrease (Increase) in trade receivables	487	(1,286)	(304)
Increase in prepaid expenses and other receivables	(1,048)	(541)	(397)
Decrease (Increase) in Aspire Group	(1,427)	240	(152)
Increase in amounts due from the Michigan Joint Operation and NPI	(368)	(2,942)	(60)
Increase (Decrease) in trade and other payables	(1,900)	1,411	(460)
Increase in employees' related payables and accruals	640	979	731
Accrued severance pay, net	(98)	108	(13)
	10,259	18,004	19,018
Net cash generated from operating activities	14,911	24,518	15,040

Cash flows from investing activities:
Purchase of property and equipment	(1,462)	(928)	(756)
Capitalized development costs	(17,010)	(13,128)	(11,454)
Restricted deposits - Joint Venture	(75)	(1,773)	(853)
Net change in deposits	13	112	(147)
Proceeds from (funding to) the Joint Venture	12,251	3,021	(4,214)
Net cash used in investing activities	(6,283)	(12,696)	(17,424)

Cash flows from financing activities:
Loans from Caesars	-	2,500	6,500
Repayment of loan from Caesars	(1,500)	(2,500)	-
Repayments for lease liabilities	(1,686)	(1,455)	(1,334)
Exercise of employee options	873	4	-
Issuance of shares, net of issuance costs, other initial public offering expenses and	-	43,380	-
Net cash generated from (used in) financing activities	(2,313)	41,929	5,166

Net increase in cash and cash equivalents	6,315	53,751	2,782
Cash and cash equivalents at the beginning of the year	59,767	6,016	3,234

Cash and cash equivalents at the end of the year	66,082	59,767	6,016

The accompanying notes are an integral part of these consolidated financial statements.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL

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

The Company serves contracts across Europe and the United States of America through its wholly owned operating subsidiaries: NeoGames Systems Ltd. (“NGS”), incorporated in 2014, and NeoGames Ukraine, incorporated in 2018. In 2014, the Company incorporated NeoGames US LLP (“NeoGames US”) serving as the active arm for the North American market. In 2018 NeoGames S.R.O was incorporated, in the Czech Republic which designate to serve the digital solution for the local leading lottery operator (SAZKA a.s.) up till the end of December 2025.

The Company, together with a publicly traded Canadian Company, Pollard Banknote Limited (“Pollard”), develops, and operates an iLottery program on behalf of the State of Michigan in the United States (the “Michigan Joint Operation”). The agreement to operate the state’s iLottery program was extended in December 2020 and will expire in July 2026.

On July 31, 2014, Pollard and NeoGames US jointly established an equal ownership share, NeoPollard Interactive LLC (“NPI” or the “Joint Venture”) designated to participate in iLottery tenders in the North American market. NPI has operated the Virginia State Lottery online e-Subscription program, since 2015 through October 2026, the iLottery platform on behalf of New Hampshire Lottery since September 2018 with an initial term of seven years, the North Carolina Education Lottery iLottery program since October 2019 (initial terms of five years with an option to extend for additional five years) and the Alberta Gaming, Liquor and Cannabis Commission ("AGLC') iLottery platform since September 2020 (initial term of seven years, with an option to extend for five years).

On November 24, 2020, the Company completed an initial public offering on Nasdaq exchange of 5,528,650 ordinary shares, no par value, including 721,128 ordinary shares sold pursuant to the full exercise of the underwriters’ overallotment option. The offering consisted of 2,987,625 ordinary shares offered by the Company and 2,541,025 ordinary shares offered by certain selling shareholders. The ordinary shares were traded at an offering price of $17.00 per ordinary share for an aggregate offering value of $94.0 million. The Company shares are traded under the symbol “NGMS”.

The Company’s principal shareholders, as of December 31, 2021 were Caesars Entertainment Organization Limited (“Caesars”, which acquired our previous shareholder, William Hill Organization Limited ("William Hill" or "WH") in April 2021), Barak Matalon, Pinhas Zehavi, Elyahu Azur and Aharon Aran, that collectively own a majority of Aspire Global Plc (“Aspire”), a publicly traded company which conducts iGaming operations through its subsidiaries (together with Aspire, the “Aspire Group”).

On September 16, 2021, Caesars completed an underwritten public offering of ordinary shares including full exercise of the underwriters’ option to purchase additional ordinary shares leading to the sale of an aggregate of 3,975,947 Ordinary Shares through an underwritten filing and on March 14, 2022, Caesars consummated a block sale of its remaining shares and consequently is no longer beneficially owner of any securities of the Company.

On January 17, 2022, we commenced a public offer to the shareholders of Aspire Global plc to acquire 100% of the outstanding shares for approximately $480 million. The offer is comprised of cash for 50% of Aspire Global and equity for the remaining 50% of shares. If the offer is accepted by at least 90% of Aspire shareholders, and subject to additional terms and conditions, the transaction is expected to close during the first half of 2022. Accordingly, the company recorded Prospective acquisition related expenses of $3.8 million.

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

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets only. The Company’s investment in a joint venture is accounted for based on the equity method. Under the equity method, the investment is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Company’s share of the profit and losses of the joint venture.

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

R.	Share-based payments

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

The Company recognizes stock based compensation for the estimated fair value of restricted share units (“RSUs”). The Company measures compensation expense for the RSUs based on the market value of the underlying stock at the date of grant.

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

Provision for income taxes is calculated in accordance with the tax legislation and applicable tax rates in force at the end of the reporting year in the countries in which the Company and its subsidiaries have been incorporated. A provision is recognized for those matters for which the tax determination is uncertain, but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. This measurement is required to be based on the assumption that each of the tax authorities will examine amounts they have a right to examine and have full knowledge of all related information when making those examinations.

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

V.	Income (loss) per share

Basic income (loss) per share

Basic income (loss) per share is calculated by dividing the income (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the financial year, adjusted for ordinary shares issued during the year, if applicable.

Diluted income (loss) per share

Diluted income (loss) per share adjusts the figures used in the determination of basic income (loss) per share to take into account the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of options takes place as expected; and the addition of the shares to be derived from realization must have a dilutive effect.

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

On July 11, 2021, NeoGames Systems entered into a lease agreement for an office Space in the existing Tel Aviv premises. The agreement will commence on April 15, 2022 for a period of 120 months. The annual lease payment and related expenses is approximately $1 million. For a description of the lease arrangement, see Note 6.

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

Share based payments:

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

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - PROPERTY AND EQUIPMENT, NET

	Computers and computers equipment	Office furniture and equipment	Leasehold improvements	Total
	U.S. dollars (in thousands)
Cost:
Balance as of January 1, 2021*	2,777	324	391	3,492
Additions during the year	506	27	893	1,426
	3,283	351	1,284	4,918

Accumulated depreciation:
Balance as of January 1, 2021	1,997	43	151	2,191
Additions during the year	571	1	3	575
	2,568	44	154	2,766
Net Book Value:
As of December 31, 2021	715	314	1,130	2,159

* Reclassification

	Computers and computers equipment	Office furniture and equipment	Leasehold improvements	Total
	U.S. dollars (in thousands)
Cost:
Balance as of January 1, 2020	2,107	257	200	2,564
Additions during the year	373	364	191	928
	2,480	621	391	3,492

Accumulated depreciation:
Balance as of January 1, 2020	1,536	36	143	1,715
Additions during the year	461	7	8	476
	1,997	43	151	2,191
Net Book Value:
As of December 31, 2020	483	578	240	1,301

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - INTANGIBLE ASSETS

	As of December 31,
	2021	2020
	U.S. dollars (in thousands)

Cost:
Balance at beginning of the period	58,198	45,070
Additions	17,010	13,128
As of December 31,	75,208	58,198

Accumulated amortization:
Balance at beginning of the period	40,363	30,657
Amortization	12,491	9,706
As of December 31,	52,854	40,363

Net Book Value:
As of December 31,	22,354	17,835

NOTE 6 - RELATED PARTIES

A.	CAESARS (which acquired WILLIAM HILL):

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

The Company’s total revenues from this license agreement in the year ended December 31, 2021 and 2020 amounted to approximately $7.9 million and $6.7 million, respectively. The outstanding amounts due under this license agreement as of December 31, 2021 and 2020 amounted to approximately $0.8 million and $2.0 million, respectively, and are included in trade receivables.

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

The difference in the interest rates between the calculated annual market interest rate of 12% and interest due on these loans was recorded as loan discounts to be amortized over the funding repayment period as additional finance expenses. Accordingly, the Company recorded interest expenses on the loans based on the fair value market interest rate of $1.2 million, $1.4 million and $1.3 million in 2021, 2020 and 2019, respectively.

During 2021, the company paid $1.5 million.

Loans and other due to Caesars, net:

	As of December 31,
	2021	2020
	U.S. dollars (in thousands)

Loan principals	11,000	12,500
Discounts	(1,445)	(2,492)
Accrued interest	267	677
Liability with respect to IP Option	3,450	3,450
Receivables on IP Option	(373)	(1,497)
	12,899	12,638

B.	ASPIRE GROUP:

On August 6, 2015, the Company entered into a services agreement with Aspire and Caesars pursuant to which the Company has provided Aspire with certain dedicated development, maintenance and support services necessary for the operation of Aspire's business (the “Transition Service Agreement”). On July 8, 2015, the Company entered into a cost allocation agreement with Aspire (mainly with respect to the office lease in the reported periods) pursuant to which each party has agreed to bear certain costs that are then recovered on a pass through basis from the other party, including a sublease to the Company's Israeli offices, provided to the Company by Aspire until 2021 (the “Cost Allocation Agreement”). The sublease and related charges totaled $1 million.

In the reported periods, the Company provided and received certain services from the Aspire Group, such as research and development services and administrative services as follows:

	For the year ended December 31,
	2021	2020	2019
	U.S. dollars (in thousands)

Revenues generated from the Transition Services Agreement	1,617	2,430	4,099
Expenses derived by the Cost Allocation Agreement:
Labor (included in general and administrative expenses)	251	66	68
Rent (included in depreciation and interest with respect to right of use)	1,198	1,064	1,047
Other (included in general and administrative expenses)	230	160	177
Total expenses	1,679	1,290	1,292

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - RELATED PARTIES (Cont.)

Capital notes and accrued interest from due to Aspire Group:

On May 18, 2017, the parties agreed to extend the original repayment schedule of the capital notes and the accrued interest, such that the outstanding amounts would have been repaid in March 2022. On March 31, 2022 the above mentioned capital notes and accrued interest has been paid. The extension was accounted for as a modification of debt in accordance with IFRS 9, with a related party, therefore the $6.4 million difference of the discounted cash flows to be paid for the outstanding amounts based on the annual market interest rate of 20% amounted to $9.6 million and their face value, was recorded directly into the statement of changes in equity under "Reserve with respect to funding transactions with related parties" as "Benefit to the Company by certain of its equity holders with respect to funding transactions" and has been amortized as additional interest expense over the remaining period of the capital notes.

In March 2022 the outstanding amount have been paid.

As of December 31,	Principal amount	Balance*	Contractual interest rate	Effective interest rate
	U.S. dollars (in thousands)%

2021	21,838	21,086	1	20
2020	21,838	17,739	1	20

* Including accrued interest of $582 thousand for the years of December 31, 2021 and 2020.

The interest expenses for the years ended December 31, 2021, 2020 and 2019 amounted to $3.6 million, $3.0 million and 2.5 million, respectively.

C.	Consultancy Agreement:

On June 1, 2015, Barak Matalon, a member of the Company's board of directors and owner of more than 5% of the Company's ordinary shares, entered into a consultancy service agreement with the Company that calls for a monthly payment of NIS 45,000 (plus VAT) in consideration of services being rendered by Mr. Matalon to the Company. The consulting fees under such agreement, which remains in effect, for the years ended December 31, 2021, 2020 and 2019 amounted to $195 thousand, $158 thousand and $153 thousand, respectively, and are included within general and administrative expenses.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - INVESTMENT IN A JOINT VENTURE AND JOINT OPERATION

A.	JOINT VENTURE

NPI has been included in the consolidated financial statements using the equity method (see Note 1).

	As of December 31,
	2021	2020
	U.S. dollars (in thousands)

Current assets	23,303	11,388
Non-current assets	1,501	1,597
Current liabilities	(24,075)	(12,091)
Non-current liabilities	(2,839)	(2,910)
Net assets (liabilities) (100%)	(2,110)	(2,016)
Net assets (liabilities) (50%)	(1,055)	(1,008)
Adjustments	225	(17)
Company share of Joint Venture net liabilities	(830)	(1,025)

	For the year ended December 31,
	2021	2020	2019
	U.S. dollars (in thousands)

Revenues	64,032	18,032	3,740
Distribution expenses	44,970	16,116	10,480
Selling, general and marketing expenses	993	776	1,067
Depreciation	385	405	335
Net and total profit (loss) (100%)	17,684	735	(8,142)
Net and total profit (loss) (50%)	8,842	367	(4,071)
Adjustments	3,604	1,026	147
Share in profits (losses) of NPI	12,446	1,393	(3,924)
Funding of (distribution from) NPI	12,251	(3,021)	4,214

In addition to the above, with respect to the development services provided to NPI by the Company, in 2021, 2020 and 2019, the Company recorded revenues totalling to $7.6 million, $4.4 million and $2.9 million, respectively. The adjustments mostly represent royalty commissions earned by NPI on games developed and provided by the Group, whereby the Group's share of the underlying results is higher than 50%.

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

As of December 31, 2021, the restricted deposit remained outstanding amount of $3.8 million.

The outstanding amount due from NPI was $2,397 thousand and $1,477 thousand as of December 31, 2021 and 2020, respectively.

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

Below are the Michigan Joint Operation’s revenues and operating expenses, 50% of which represent the Company’s interest and were included in the Company’s statement of comprehensive income (loss):

	For the year ended December 31,
	2021	2020	2019
	U.S. dollars (in thousands)

Revenues (100%)	42,491	49,779	24,665
Total operating expenses (100%)	(26,047)	(22,021)	(14,264)

In addition to the above-stated revenues, with respect to the development services provided to the Michigan Joint Operation by the Company, in 2021, 2020 and 2019, the Company recorded revenues totaling $1.4 million, $1.4 million and $1.0 million, respectively. Further, the Company recorded additional royalty revenues with respect to games development efforts invested to enhance the Michigan Joint Operation’s games portfolio during 2021, 2020 and 2019, totaling $1.6 million, $1.9 million and $1.0 million, respectively, which were also eliminated from Company's share in Michigan Joint Operation’s total operating expenses as stated in the above table.

As of December 31, 2021, and 2020, Company's share interest in Joint Operator's assets was $667 thousand and $745 thousand, respectively, and mostly comprised of property and equipment, net.

The outstanding due from amount with the Joint Operation was $1.3 million and $1.7 million as of December 31, 2021 and 2020, respectively.

NOTE 8 - TRADE AND OTHER PAYABLES

	As of December 31,
	2021	2020
	U.S. dollars (in thousands)

Trade payables	1,371	1,693
Governmental authorities	1,091	1,258
Accrued expenses	5,440	1,959
	7,902	4,910

NOTE 9 - EMPLOYEE BENEFIT LIABILITIES

	As of December 31,
	2021	2020
	U.S. dollars (in thousands)

Non- current
Accrued severance pay	2,807	2,350
Less - funds	(2,521)	(1,966)
	286	384

Current
Accrued vacation	679	522
Accrued recuperation	9	11
	688	533

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10- SHARE BASED PAYMENTS

Options:

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

On May 26, 2021, the Company granted a member of the Board of Directors options to purchase an aggregate of 15,000 of its ordinary shares that will vest over a service period of eight month.

The fair value of the options granted was estimated to be $0.3 million as of the May 26, 2021 grant date using the Black-Scholes model:

Dividend Yield	0%
Expected volatility	38%
Risk free interest rate	0.9%
Expected life	5.33 years
Weighted average exercise price	$57.6
Price per share	$57.6

The following table summarizes option activities for the years ended December 31, 2021, 2020 and 2019:

	2021		2020		2019
	Weighted average exercise price ($)	Number	Weighted average exercise price ($)	Number	Weighted average exercise price ($)	Number

Outstanding at January 1,	2.02	1,708,020	1.48	1,632,220	1.56	1,113,218
Granted during the year	57.56	15,000	9.92	111,129	1.40	524,867
Exercised during the year	1.5	(581,240)	1.40	(12,473)	-	-
Forfeited during the year	1.88	(7,894)	1.73	(22,856)	1.81	(5,865)
Outstanding at December 31,	3.03	1,133,886	2.02	1,708,020	1.48	1,632,220

Vested and exercisable at December 31,	2.00	798,262	1.52	1,203,456	1.48	1,045,076

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10- SHARE BASED PAYMENTS (Cont.)

On November 10, 2020 the Company completed a 1: 8.234 reverse split of its share and the numbers of options and the exercise price were adjusted accordingly in the tables above.

Restricted Shares Units (RSUs):

On August 30, 2021, our board of directors allocated up to 140,336 RSUs, for award to employees in amounts to be determined by management. The RSUs will be granted under the Company's 2020 Incentive Award Plan and will vest in four equal annual installments commencing on January 1, 2022. On October 22, 2021, the Company granted 140,336 RSUs to certain employees. The fair value of the awards was determined based on the Company's grant date share price and amounted to $5.3 million.

As of December 31, 2021, the Company had unrecognized share-based compensation expenses related to options and RSUs of $3.4 million, which is expected to be recognized over a weighted average period of approximately 2.05 years.

NOTE 11 - REVENUES

	For the year ended December 31,
	2021	2020	2019
	U.S. dollars (in thousands)

Turnkey contracts	29,882	32,252	17,240
Games	1,994	2,006	2,189
Total royalties	31,876	34,258	19,429

Development and other services from Aspire (See also Note 6B)	1,617	2,430	4,099
Development and other services from NPI (See also Note 7A)	7,578	4,404	2,914
Development and other services from Michigan Joint Operation (See also Note 7B)	1,433	1,413	958
Total Development and other services	10,628	8,247	7,971
Use of IP rights (William Hill only, see also Note 6A)	7,959	6,697	5,662
Total Revenues	50,463	49,202	33,062

NOTE 12 - DISTRIBUTION EXPENSES

	For the year ended December 31,
	2021	2020	2019
	U.S. dollars (in thousands)

Labor and related	1,502	1,335	998
Call center	992	728	781
Processing fees	4,341	3,962	2,207
Other	3,054	660	266
	9,889	6,685	4,252

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - GENERAL AND ADMINISTRATIVE EXPENSES

	For the year ended 31 December
	2021	2020	2019
	U.S. dollars (in thousands)

Labor and related	5,145	3,109	2,048
Directors and officers insurance	1,370	126	-
Labor and related from a Related Company	64	42	46
Professional fees	3,476	1,983	1,114
Rent and related from a Related Company	260	168	96
Municipality and maintenance from Related Company	194	160	177
Office refreshments and others	632	414	408
Other	1,159	1,494	1,068
	12,300	7,496	4,957

NOTE 14 - OTHER FINANCE EXPENSES AND INCOME, NET

	For the year ended 31 December
	2021	2020	2019
	U.S. dollars (in thousands)
A. Finance income:
Currency exchange rate differences	-	-	53
Interest income	-	21	-
	-	21	53

B. Finance expenses:
Currency Exchange rate differences	637	197	-
Interest expense with respect to lease liabilities	786	461	366
Bank charges	46	89	16
Interest expense	32	-	-
	1,501	747	382

NOTE 15 – TAXATION

A.	Tax rates applicable to the Company companies and other related

Tax Ruling of the Israeli Tax Authority

On May 18, 2021, the Israeli Tax Authority issued a pre-ruling, pursuant to which it confirmed that effective the contribution date of certain intellectual property rights relating to the online lottery business of the Company to NGS as mentioned above through December 31 2025, NGS has been considered a "preferred technological enterprise" for Israeli tax purposes, and therefore, subject to the conditions set forth in the ruling and applicable law, and entitled to certain tax benefits, including under certain circumstances a reduced corporate tax rate of 12% to 16% as well as deductible amortization over 8 years of the value of the intangible assets (i.e., $57 million). As a result of the ruling as well as an achievement of two years sequence of taxable income at the Group level as well as more likely than not consistent future expectation, the Group recorded deferred tax assets of $1.7 million in 2021 primarily with respect to part of the temporary differences on the intangible assets mentioned above.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – TAXATION (Cont.)

A.	Tax rates applicable to the Company companies and other related (Cont.)

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

The Company’s other subsidiaries are subject to different corporate tax rates.

B.	Income taxes expenses included in the statements of comprehensive income (loss)

	For the year ended December 31,
	2021	2020	2019
	U.S. dollars (in thousands)

Current taxes	2,121	1,224	836
Deferred taxes	(1,628)	81	6
Taxes with respect to previous years	(168)	138	401
	325	1,443	1,243

C.	Deferred taxes assets

	Intangible assets	Employee benefits	Total
	U.S. dollars (in thousands)

January 1, 2019	-	298	298
Changes during 2019	-	(6)	(6)
December 31, 2019	-	292	292
Changes during 2020	-	(81)	(81)
December 31, 2020	-	211	211
Changes during 2021	1,722	(94)	1,628
December 31, 2021	1,722	117	1,839

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – TAXATION (Cont.)

D.   Reconciliation of the theoretical income taxes expenses (benefit) to the actual income taxes expenses (benefit):

Reconciliation between the theoretical income taxes expenses (benefit), assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual income taxes expenses as reported in the statements of comprehensive income (loss) is as follows:

	For the year ended December 31,
	2021	2020	2019
	U.S. dollars (in thousands)

Profit (loss) before income taxes expenses	4,977	7,957	(2,735)
The Company's statutory tax rate	25%	25%	25%
Theoretical income taxes expenses (benefit) on the above amount at the Company's tax rate	1,244	1,989	(684)

Non-deductible expenses	2,090	1,328	1,108
Losses in respect of which no deferred taxes were recorded	1,616	-	488
Carry forward losses utilized in which no deferred taxes were recorded in previous years	-	(1,932)	-
Recognition of deferred taxes during the year, with respect to prior years temporary differences	(2,769)	-	-
Taxable income and other temporary differences accounted for in lower tax rates	(1,688)	(80)	(70)
Current income taxes with respect to previous years	(168)	138	401
Other
	325	1,443	1,243

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

The Company generated revenues exceeding 10% of its consolidated annual revenues from three customers in the year ended December 31, 2021 and 2020 (of which one is a related party) and four customers in the year ended December 31, 2019 (of which two are related parties). For revenues from related parties, see Note 6. We generated 45%, 54% and 40% of our revenues in the years ended December 31, 2021, 2020 and 2019, respectively, from the Michigan Joint Operation and 14%, 11% and 12% of our revenues in the years ended December 31, 2021, 2020 and 2019, respectively, from Sazka.

As of December 31, 2021, and 2020, the Company had trade receivables outstanding, exceeding 10% of the Company’s consolidated trade receivables, from two customers. Sazka accounted for 73% and 43% of trade receivables outstanding as of December 31, 2021 and 2020, respectively, and William Hill accounted for 22.0% and 55.0% of trade receivables outstanding as of December 31, 2021 and 2020, respectively.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont.)

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

The following table details the contractual maturity analysis of the Company’s financial liabilities (representing undiscounted contractual cash-flows):

	As of December 31, 2021
	In 3 months	Between 3 months and 1 year	More than 1 year	Total
	U.S. dollars (in thousands)
Capital notes and accrued interest due to Aspire Group		22,420		22,420
Loans due to WH			11,267	11,267
Lease liabilities		779	7,820	8,599
Trade and other payables	9,475			9,475
Total	9,475	23,199	19,087	51,761

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont.)

	As of December 31, 2020
	In 3 months	Between 3 months and 1 year	More than 1 year	Total
	U.S. dollars (in thousands)
Capital notes and accrued interest due to Aspire Group			22,419	22,419
Loans due to WH		2,022	11,155	13,177
Lease liabilities		1,651	1,855	3,506
Trade and other payables	4,910			4,910
Total	4,910	3,673	35,429	44,012

NOTE 17 - INCOME (LOSS) PER SHARE

	For the year ended December 31,
	2021	2020	2019
	U.S. dollars (in thousands)

Basic and diluted earnings per share:
Net income (loss) attributable to equity holders of the company	4,652	6,514	(3,978)
Weighted average number of issued ordinary shares	25,302,350	22,329,281	21,983,757
Dilutive effect of share options and RSUs	1,337,771	1,569,196	-
Weighted average number of diluted ordinary shares	26,640,120	23,898,477	21,983,757
Income (loss) per share, basic ($)	0.18	0.29	(0.18)
Income (loss) per share, diluted ($)	0.17	0.27	(0.18)

NOTE 18 - RESERVES

The following describes the nature and purpose of each reserve within equity:

Reserve	Description and purpose

Share premium	Amount subscribed for share capital in excess of nominal value.
Share based payments reserve	Fair value of the vested employees' options to purchase Company shares.
Reserve with respect to transaction under common control
The reserve represents the difference between the fair value of the consideration and the book value of the intangible assets as was accounted for by the seller, with respect to acquisition under common control.

Reserve with respect to funding transactions from related parties	See Note 6

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

On February 15, 2019, NPI filed a complaint for declaratory relief and a motion for summary judgment with the U.S. District Court for the District of New Hampshire ("District Court") requesting a formal declaratory judgement that the Wire Act does not prohibit the use of a wire communication facility to transmit in interstate commerce bets, wagers, receipts, money, credits, or any other information related to any type of gaming other than gambling on sporting events and contests.

In June 2019, the U.S. District Court ruled in favor of NPI and declared (without qualification) that the Wire Act applies only to transmissions related to bets or wagers on a sporting event or contest. The U.S. District Court further directed that the 2018 Opinion be “set aside”. The DOJ filed a notice of appeal to the First Circuit of the US Court of Appeals on August 16, 2019 and its opening brief on December 20, 2019. NPI filed its response brief on February 26, 2020. The DOJ’s reply brief was filed on May 22, 2020. Oral arguments were heard on June 28, 2020.

A decision of the First Circuit Court was received on January 20, 2021. The First Circuit Court ruled in favor of the Company and unequivocally affirmed the decision of the District Court that the federal Wire Act is limited to sports betting and therefore, does not pertain to state-run lotteries. By upholding the 2011 interpretation that the Wire Act applies only to bets and wagers on a sporting event or contest, this declaratory ruling provides complete relief to the Company.

Having ruled that the declaratory judgment was appropriate and would provide complete relief to the plaintiffs in respect of their current and future operations, the First Circuit Court vacated the relief previously granted under the Administrative Procedures Act.

The DOJ did not appeal the decision of the First Circuit Court to the US Supreme Court.

Although the DOJ has not formally rescinded the 2018 Opinion, nor has it issued further forbearance and/or confirmation of its willingness to voluntarily adhere to the First Circuit’s decision, the decision of the First Circuit Court creates important precedence for the lottery industry, generally, by alleviating concerns about the pooling of bets or the transmission of wagers in connection with national or regional multi-state games such as Powerball® and Mega Millions, whether through traditional retail or online channels.

NOTE 20 - SUBSEQUENT EVENT

As significant portion of our development team resides and works from Ukraine. The continuation of the local war may impact our ability to meet our long-term development delivery commitments although so far, the Company managed to mitigate the risk and no material impact has been observed on the delivery and stability of the development projects. That being stated, it is difficult to predict whether our ability to continue and develop our products in the same pace and launch new contracts in short delivery timelines may be affected by the situation in Ukraine In March 2022, the company paid the outstanding capital notes and the accrued interest from Aspire Group, see note 6.

NeoPollard Interactive LLC

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

INDEPENDENT AUDITORS' REPORT

To the Members of NeoPollard Interactive LLC

Report on the Financial Statements
We have audited the accompanying financial statements of NeoPollard Interactive LLC (“Company”), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of comprehensive income, changes in members' equity (deficit) and cash flows for the years then ended, and the related notes to the financial statements.

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

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations, changes in members' equity (deficit) and cash flows for the years then ended, in accordance with U.S. GAAP.

/s/ Ziv Haft
April 14, 2022	Ziv Haft
Tel Aviv, Israel	Certified Public Accountants (Isr.)
BDO Member Firm

NeoPollard Interactive LLC

BALANCE SHEETS AS OF DECEMBER 31

		2021	2020
	Note	U.S. dollars (in thousands)
ASSETS

CURRENT ASSETS
Cash and cash equivalents		88	286
Restricted cash	3	9,074	5,656
Trade receivables		13,473	5,252
Prepaid expenses		668	194
		23,303	11,388

NON-CURRENT ASSETS
Property and equipment, net	4	1,049	1,205
Right of use asset	2	452	392
		1,501	1,597

TOTAL ASSETS		24,804	12,985

NeoPollard Interactive LLC

 BALANCE SHEETS AS OF DECEMBER 31

		2021	2020
	Note	U.S. dollars (in thousands)

LIABILITIES AND DEFICIT

CURRENT LIABILITIES

Trade payables and accrued expenses	6	5,039	2,269
Due to related companies	5	8,909	3,088
Deferred revenues		444	566
Lease liabilities	2	179	147
Due to lotteries	3	9,074	5,656
Accrued payroll and benefits		430	365
		24,075	12,091

NON-CURRENT LIABILITIES
Deferred revenues		2,554	2,655
Lease liabilities	2	285	255
		2,839	2,910

MEMBER’S DEFICIT		(2,110)	(2,016)

TOTAL LIABILITIES AND MEMBERS' DEFICIT		24,804	12,985

April 14, 2022

/s/ Moti Malul	/s/ Doug Pollard
Moti Malul, Manager	Doug Pollard, Manager

NeoPollard Interactive LLC

STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
		2021	2020
	Note	U.S. dollars (in thousands)

Revenues	7	64,032	18,032

Distribution expenses	8	44,970	16,116
Selling, general and administrative expenses	9	993	776
Depreciation and amortization	4	385	405

Net income and comprehensive income		17,684	735

NeoPollard Interactive LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

Total members' equity (deficit)
U.S. dollars (in thousands)

Balance as of January 1, 2020	1,391

Comprehensive income	735
Distributions	(4,142)

Balance as of December 31, 2020	(2,016)

Comprehensive income	17,684
Distributions	(17,778)

Balance as of December 31, 2021	(2,110)

NeoPollard Interactive LLC

STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2021	2020
	U.S. dollars (in thousands)
Cash flows from operating activities:
Net income for the year	17,684	735

Adjustments for:
Depreciation	385	405
Increase in trade receivables	(8,221)	(4,302)
Increase in prepaid expenses	(474)	(81)
Increase (decrease) in deferred revenues	(223)	2,992
Increase in due to related companies	5,821	2,854
Increase in trade payables and accrued expenses	2,770	1,940
Increase in due to lotteries	3,418	3,508
Increase in accrued payroll and benefits	67	78
	3,534	7,394
Net cash generated from operating activities	21,227	8,129

Cash flows from investing activities:
Purchase of property and equipment	(229)	(193)
Net cash used in investing activities	(229)	(193)

Cash flows from financing activities:
Members' distributions	(17,778)	(4,142)
Net cash used in financing activities	(17,778)	(4,142)

Net increase in cash, cash equivalents and restricted cash	3,220	3,794
Cash, cash equivalents and restricted cash at the beginning of the year	5,942	2,148
Cash, cash equivalents and restricted cash at the end of the year	9,162	5,942

NeoPollard Interactive LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - GENERAL

NeoPollard Interactive LLC (the "Company"), was incorporated in Delaware, United States of America (“U.S.”) on March 6, 2014, as a limited liability company.

The Company is 50% owned by Pollard Holdings Inc. ("PH" or “Pollard”), which is wholly owned by a publicly Toronto Stock Exchange (“TSX”) traded Canadian corporation - Pollard Banknote Limited ("PBL"), a leading lottery partner to more than 60 lotteries worldwide, and 50% by NeoGames US LLP ("NUL"), which is wholly owned by a publicly NASDAQ traded company - NeoGames S.A. ("Neogames"), a leading global technology provider (PH and NUL - the "Members").  The Company was established to provide iLottery services for North American lotteries. Since 2015, the Company has operated the Virginia State Lottery (“VAL”) online e-Subscription program, since September 2018 the iLottery platform on behalf of New Hampshire Lottery (“NHL”) and since October 2019 the North Carolina Education Lottery (“NCEL”) iLottery platform.

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

Subsequent expenditures are included in the assets carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to statements of comprehensive income during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are recognized in statements of comprehensive income.

The Company evaluates the need to record an impairment of the carrying amount of property and equipment whenever events or changes in the circumstances indicate that the carrying amount is not recoverable. If the carrying amount of the assets exceeds their expected undiscounted cash flows to be generated from them, the assets are reduced to their fair value amounts. Impairment losses are recognized in the statement of comprehensive income.

E.	Revenue recognition

Revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring services to a customer.

The Company generates its revenues from customers through three streams:

Royalties from licensed technology and the provision of proprietary and third party games content via digital channels are recognized in the accounting periods in which the gaming transactions occur.

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

The Company has a 3-year lease agreement for its data centers in New Hampshire beginning 2018, which was renewed in 2021, with an annual lease payment of $82 thousand, and a 5-year lease agreement, for its data centers in North Carolina beginning 2019 with an annual lease payment of $108 thousand.

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

NeoPollard Interactive LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 4 - PROPERTY AND EQUIPMENT, NET

	Computer equipment	Leasehold improvements	Office furniture and equipment	Total

Cost:
Balance as of January 1, 2021	2,302	26	-	2,328
Additions during the year	224	-	5	229
	2,526	26	5	2,557

Accumulated depreciation:
Balance as of January 1, 2021	(1,118)	(5)	-	(1,123)
Depreciation during the year	(382)	(2)	(1)	(385)
	(1,500)	(7)	(1)	(1,508)
Net Book Value:
As of December 31, 2021	1,026	19	4	1,049

	Computer equipment	Leasehold improvements	Total
	U.S. dollars (in thousands)
Cost:
Balance as of January 1, 2020	2,111	24	2,135
Additions during the year	191	2	193
	2,302	26	2,328

Accumulated depreciation:
Balance as of January 1, 2020	(715)	(3)	(718)
Depreciation during the year	(403)	(2)	(405)
	(1,118)	(5)	(1,123)
Net Book Value:
As of December 31, 2020	1,184	21	1,205

NeoPollard Interactive LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 5 - RELATED PARTY TRANSACTIONS

Since its incorporation, the Company has engaged both of its Members for the provisioning of services which were required to support its ongoing operations in the areas of technology support, CRM, account management and a number of corporate functions such as finance, legal and HR.

In the reported periods the Company received certain services from related companies:

	For the year ended December 31,
	2021	2020
	U.S. dollars (in thousands)

Marketing and security services - Neogames	442	419
Royalties - Neogames	3,640	1,038
Technical support - Neogames	7,678	4,533
Technical support - Pollard	1,999	1,920
Labor and benefits - Neogames	493	137
Labor and benefits - Pollard	5,047	3,036
Other - Pollard	40	40
Other - Neogames	1,288	585
	20,627	11,708

NOTE 6 - TRADE PAYABLES AND ACCRUED EXPENSES

	As of December 31,
	2021	2020
	U.S. dollars (in thousands)

Trade payables	4,906	1,890
Governmental authorities	101	181
Accrued expenses	32	198
	5,039	2,269

NOTE 7 - REVENUES AND SIGNIFICANT CLIENTS

	For the year ended December 31,
	2021	2020
	U.S. dollars (in thousands)

Royalties	63,117	17,510
Set up fees	635	242
CRM services	280	280
	64,032	18,032

NeoPollard Interactive LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 7 - REVENUES AND SIGNIFICANT CLIENTS (Cont.)

For the year ended December 31, 2021, the Company's four clients A, B, C and D each accounted for more than 10% of its total revenue, accounting for approximately 11%, 19%, 30% and 40%, respectively. For the year ended December 31, 2020, the Company's four clients A, B, C and D each accounted for more than 10% of its total revenue, accounting for approximately 23%, 34%, 30% and 13%, respectively.

As of December 31, 2021, clients C and D each accounted for more than 10% of its trade receivables balances, accounting for approximately 37% and 46%, respectively. As of December 31, 2020, the Company's four clients A, B, C and D each accounted for more than 10% of its trade receivables balances, accounting for approximately 11%, 13%, 40% and 36%, respectively.

NOTE 8 - DISTRIBUTION EXPENSES

	For the year ended December 31,
	2021	2020
	U.S. dollars (in thousands)

Labor and benefits	5,540	3,173
Call center	1,399	1,290
Processing fees	9,730	2,076
Third-party content	12,320	805
Technical support	9,677	6,453
Other	6,304	2,319
	44,970	16,116

NOTE 9 - SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	For the year ended 31 December
	2021	2020
	U.S. dollars (in thousands)

Labor and benefits	442	419
Marketing	252	103
Professional fees	213	210
Travelling	86	44
	993	776

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

In June 2019, the U.S. District Court ruled in favor of the Company and declared (without qualification) that the Wire Act applies only to transmissions related to bets or wagers on a sporting event or contest. The U.S. District Court further directed that the 2018 Opinion be “set aside”. The DOJ filed a notice of appeal to the First Circuit of the US Court of Appeals on August 16, 2019 and its opening brief on December 20, 2019. The Company filed its response brief on February 26, 2020.  The DOJ’s reply brief was filed on May 22, 2020.  Oral arguments were heard on June 28, 2020.

A decision of the First Circuit Court was received on January 20, 2021. The First Circuit Court ruled in favor of the Company and unequivocally affirmed the decision of the District Court that the federal Wire Act is limited to sports betting and therefore, does not pertain to state‐run lotteries. By upholding the 2011 interpretation that the Wire Act applies only to bets and wagers on a sporting event or contest, this declaratory ruling provides complete relief to the Company.

Having ruled that the declaratory judgment was appropriate and would provide complete relief to the plaintiffs in respect of their current and future operations, the First Circuit Court vacated the relief previously granted under the Administrative Procedures Act.

The DOJ did not appeal the decision of the First Circuit Court to the US Supreme Court.

Although the DOJ has not formally rescinded the 2018 Opinion, nor has it issued further forbearance and/or confirmation of its willingness to voluntarily adhere to the First Circuit’s decision, the decision of the First Circuit Court creates important precedence for the lottery industry, generally, by alleviating concerns about the pooling of bets or the transmission of wagers in connection with national or regional multi-state games such as Powerball® and Mega Millions, whether through traditional retail or online channels.