Form 20-F
period 2022-12-31
NeoGames S.A.
filed 2023-04-28
CIK 1821349

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ___

For the transition period from __________ to _________

Commission file number: 001-39721

NEOGAMES S.A.
(Exact name of Registrant as specified in its charter)

Grand Duchy of Luxembourg
(Jurisdiction of incorporation or organization)

10 Habarzel Street
Tel Aviv, 6971014
Israel
(Address of principal executive offices)

Moti Malul
Chief Executive Officer
63-65, rue de Merl
L-2146 Luxembourg, Grand
Duchy of Luxembourg
Tel: +972-3-607-2571
Email: moti.malul@neogames.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, no par value	NGMS	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2022, the Registrant had outstanding: 33,482,447 Ordinary Shares, no par value per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

References to “Aspire” mean Aspire Global Limited (formerly, Aspire Global Plc), and together with its subsidiaries, the “Aspire Group”;

References to “BtoBet” mean BtoBet Limited;

References to “Pariplay” mean GMS Entertainment Ltd.;

References to “Caesars” and “Caesars group” mean Caesars Entertainment, Inc. and its subsidiaries, including American Wagering, Inc.;

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

Industry publications and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Annual Report. See “ - Cautionary Statement Regarding Forward-Looking Statements.”

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements contained in this Annual Report other than statements of historical fact, including, without limitation, statements regarding our future operating results and financial position, our business strategy and plans, market growth, integration plans and any future benefits and synergies related to the acquisition of Aspire, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These forward-looking statements are contained principally in the sections titled Item 3.D. “Key Information - Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in Item 3.D. “Key Information - Risk Factors.”

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

SUMMARY RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those described in the section titled Item 3.D. “Key Information - Risk Factors,” in this Annual Report on Form 20-F. You should carefully consider these risks and uncertainties when investing in our Ordinary Shares. The principal risks and uncertainties affecting our business include the following:

•	We have a concentrated customer base, and our failure to retain certain existing contracts with our customers could have a significant adverse effect on our business.

•	Our inability to successfully integrate Aspire, or complete or integrate other future acquisitions, could limit our future growth or otherwise be disruptive to our ongoing business.

•	A reduction in discretionary consumer spending could have a material adverse impact on our business.

•	The growth of our business largely depends on our continued ability to procure new contracts.

•	We incur significant costs related to the procurement of new iLottery and iGaming contracts, which we may be unable to recover in a timely manner, or at all.

•	Intense competition exists in the iLottery and iGaming industries, and we expect competition to continue to intensify.

•	We are dependent on Pollard with respect to our joint operation of the Michigan iLottery for the Michigan State Lottery.

•	Conducting a business through a jointly-owned entity such as NPI entails risks that are commonly associated with joint ventures.

•	Our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions.

•	We operate in industries that are affected by technological improvements and evolving player preferences.

•	We have incurred operating losses in the past, may incur operating losses in the future and may not be able to maintain sustainable profit margins.

•	Our Founding Shareholders have significant influence over the nominations and elections of members of our board of directors and other matters submitted for shareholder approval.

•	Our limited operating history in the iLottery and iGaming industries makes it difficult to evaluate our current business and future prospects.

•	We are subject to substantial penalties for failure to perform.

•
We rely on information technology and other systems and platforms, and any failures, errors, defects or disruptions in our systems or platforms could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our business.

•	We rely on third-party service providers for key functions in our operations.

•	If we fail to protect or enforce our intellectual property rights, our business could be materially affected.

•	We rely on third-party intellectual property. We cannot guarantee that such intellectual property will continue to be available.

•	The gaming industry is historically litigious with respect to intellectual property and there can be no assurance that our platforms will not infringe on the rights of others.

•	We are exposed to costs associated with changes in levies and taxes.

•	We are subject to taxation in multiple jurisdictions, which is complex and often requires making subjective determinations subject to scrutiny by, and disagreements with, tax regulators.

•
Our operations in Kyiv, Ukraine have been negatively impacted as a result of Russia’s invasion of Ukraine, and our business, financial condition and results of operations may be materially adversely affected if the impacts resulting from the conflict in Ukraine are exacerbated.

•
Our platform contains third-party open source software components, which may pose particular risks to our proprietary software, technologies, products and services in a manner that could negatively affect our business.

•
We are highly dependent on our key personnel. If we are not successful in attracting, motivating and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

•
Generally, the competition for skilled technical and other personnel in Israel, Ukraine, Malta, Bulgaria and North Macedonia is intense, and as a result we may fail to continue to attract, recruit, develop and retain qualified employees, which could materially and adversely impact our business, financial condition and results of operations.

•	We may not be able to service our debt under our financing agreements in connection with the Acquisition of Aspire, or we may otherwise be in breach of those arrangements.

•
We may require additional capital to support our growth plans, and such capital may not be available on terms acceptable to us, if at all, and may result in shareholder dilution. This could impair our growth and materially and adversely affect our business.

•	Our management team has limited experience managing a public company.

•	We may become subject to litigation, from which we could incur significant monetary and reputational harm, irrespective of the merit of such claim or outcome of such litigation.

•	Our results of operations may be adversely affected by fluctuations in currency values.

•
Expansion into new markets may be important to the growth of our business in the future, and if we do not manage the business and economic risks of this expansion effectively, it could materially and adversely affect our business and results of operations.

•	Our insurance may not provide adequate levels of coverage against claims.

•
If we fail to detect fraud or theft, including by our employees and our customers and their players, our reputation may suffer which could harm our brand and negatively impact our business, financial condition and results of operations and subject us to investigations and litigation.

•	We are subject to risks related to corporate social responsibility, responsible lottery and gaming, reputation and ethical conduct.

•	The illegal gaming market could negatively affect our business.

•
Termination of our relationship with Caesars, or failure to realize the anticipated benefits of such relationship could have an adverse effect on our business, prospects, financial condition and results of operations.

•	The gaming and lottery industries are heavily regulated, and changes to the regulatory framework in the jurisdictions in which we operate could harm our existing operations.

•	Failure by us or by our major shareholders to comply with regulations may result in the revocation or suspension of our or our customers’ licenses to operate.

•	We may fail to identify and support players who are suffering from gambling problems.

•	Our efforts to block or limit access to our gaming platforms in certain countries, whether entirely or within certain states thereof, may prove inadequate.

•	We may incur substantial costs in order to meet the varied and complex regulatory requirements to which we are subject in the different jurisdictions in which we operate.

•	Negative publicity concerning our Company, our brands or the gambling industry in general could result in increased regulations and reputational harm.

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

•	We are subject to anti-money laundering laws and regulations in the United States, the European Union and the United Kingdom as well as other jurisdictions in which we operate.

•	We are subject to economic and trade sanctions laws and regulations.

•	We are subject to global anti-corruption laws, including the U.S. Foreign Corrupt Practices Act.

•	Our revenue may be impacted, to a significant extent, by macroeconomic conditions, as well as by COVID-19 and similar health epidemics and contagious disease outbreaks.

•	Conditions in the jurisdictions where we operate could materially and adversely affect our business, including, for example, in connection with the ongoing war in Ukraine.

PART ONE

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

3.A.          [Reserved.]

3.B.          Capitalization and Indebtedness

Not applicable.

3.C.          Reasons For the Offer and Use of Proceeds

Not applicable.

3.D.          Risk Factors

You should carefully consider the risks and uncertainties described below and the other information contained in this Annual Report before making an investment decision. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition, results of operations, or strategic objectives could be materially and adversely affected by any of these risks and uncertainties. The trading price and value of our Ordinary Shares could decline due to any of these risks and uncertainties, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this Annual Report.

Risks Relating to Our Business and Industry

We have a concentrated customer base, and our failure to retain certain existing contracts with our customers could have a significant adverse effect on our business.

Our financial condition is heavily dependent on our ability to maintain our existing turnkey contracts, our large games contracts and our brand partner operators. We cannot guarantee that our existing contracts will be renewed, or that we will be able to win a procurement process for a new contract or successfully attract new operators. Even if we are successful in renewing such agreements, there is no assurance that such renewals will be on the same terms, and it is possible that renewals of existing agreements will be on less preferable terms. This has occurred in the past when certain customers required certain concessions upon the renewal of existing iLottery and iGaming agreements. As is typical with many government contracts, most of our iLottery customers can terminate our contracts for convenience.

 Loss of any of our large customer or operator contracts in any of our business segments would result in a substantial decline in our revenues, which also could hinder our ability to pursue growth initiatives, both in the form of new or enhanced products and services and in expansion into new markets. The loss of any of our large customers or operators in any of our business segments could damage our reputation, which could materially damage our financial condition.

Our inability to successfully integrate Aspire, or complete or integrate other future acquisitions, could limit our future growth or otherwise be disruptive to our ongoing business.

Since our inception, we have consummated one acquisition in support of our strategic goals – the acquisition of Aspire in June 2022 -- and therefore our experience in the integration of new acquisitions is limited. From time to time, we may pursue additional acquisitions in support of our strategic goals. Our ability to succeed in implementing our strategy will depend to some degree upon the ability of our management to identify, complete and successfully integrate commercially viable acquisitions. There can be no assurance that additional acquisition opportunities will be available on acceptable terms or at all or that we will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. Any acquisitions we complete could be viewed negatively by our partners or customers, which could have an adverse impact on our business. In addition, such acquisition transactions may disrupt our ongoing business and distract management from other responsibilities. In connection with any such acquisitions, we could face significant challenges in managing and integrating our expanded or combined operations, including acquired assets, operations, and personnel. If we are unsuccessful at integrating employees or technologies acquired in such acquisitions, including the acquisition of Aspire, our financial condition and results of operations, including revenue growth, could be adversely affected. Any acquisition and subsequent integration will require significant time and resources. We may not be able to successfully evaluate and use the acquired technology or employees, or otherwise manage the acquisition and integration processes successfully. With respect to Aspire, the process for realizing anticipated benefits in combining iLottery and iGaming businesses will be potentially more demanding and time consuming for the Company and its management than anticipated. In addition, material disturbances in our business may occur throughout the integration process with Aspire or future acquisitions, and we may lose key and other employees, each of which could adversely affect our business and financial condition. As a result, some or all of the anticipated positive effects of the acquisition of Aspire and any future business combination may not be achieved. In addition, we will be required to pay cash, incur debt and/or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition. Our use of cash to pay for acquisitions would limit other potential uses of our cash, including investments in our sales and marketing and product development efforts. The issuance or sale of equity or convertible debt securities to finance any such acquisitions would result in dilution to our shareholders. If we incur debt, it would result in increased fixed obligations and could also impose covenants or other restrictions that could impede our ability to manage our operations. For information regarding the acquisition of Aspire, see Item 4.A. “History and Development of the Company - Selected Recent Developments”.

A reduction in discretionary consumer spending could have a material adverse impact on our business.

Lottery and gaming represent discretionary expenditures, which are subject to volatility during times of economic, social and political change. Changes in discretionary spending or player preferences are driven by changes outside of our control, such as, but not limited to, the following economic or socio-political factors:

•	recessions or other economic slowdowns;

•	perceptions by potential players of weak or weakening economic conditions;

•	tax increases, including on lottery and gaming winnings;

•	significant declines in stock markets;

•	decreased liquidity in certain financial markets;

•	general tightening of credit;

•	civil unrest, terrorist activities or other forms of socio-political turbulence; and

•	pandemics, epidemics and the spread of contagious diseases.

We generate the majority of our revenues from customer contracts based on a revenue sharing model, with our portion calculated as a percentage of GGR or NGR. Widespread reductions in disposable income could lead to a reduction in the number of lottery and gaming players and the amounts such players are willing and able to wager. Given the nature of our revenue sharing arrangements, fewer players and lower spending per player could have a significant adverse effect on our business.

Because our customers’ offerings are typically available only to players within their geographic borders, our revenue is highly concentrated in a limited number of locations. A significant portion of our revenue is generated from customers in the United States, from customers in Mali, Angola and Mozambique in Africa, as well as from customers in the UK, Germany and Nordic countries, and any adverse impact resulting from any of the foregoing economic factors would be magnified to the extent that it disproportionately impacts players in these locations, or other jurisdictions from which we derive revenues.

As our revenue sharing arrangements result in an intertwined relationship between our and our customers’ financial condition, we also face significant risks during times of uncertain and unfavorable economic and socio-political conditions affecting our customers. Unfavorable economic and socio-political factors and conditions could result in financial (including budgetary and liquidity) concerns for our customers, which may reduce the likelihood that we will be able to renew our existing contracts on substantially similar commercial terms or win new contracts with terms as favorable to us as the terms of our existing contracts.

The growth of our business largely depends on our continued ability to procure new contracts.

While a significant portion of the growth in the revenue from our iLottery offerings over the past few years has come from increasing NGR generated by the MSL, the addition of new iLottery contracts has contributed substantially to the growth of our iLottery business. In particular, NPI began recognizing revenues from new turnkey contracts supporting the VAL in 2015 and, later, the NHL the NCEL and the AGLC in 2018, 2019 and 2020, respectively, and the latter two contracts accounted collectively for 54.2% of the Company’s share in NPI’s revenues for the year ended December 31, 2022 and 58% of the Company’s share in NPI’s revenues for the year ended December 31, 2021. In addition, the future growth of our revenue from our iGaming offerings depends to a large extent on our ability to partner with operators. Our largest operator contributed 13.9% of our iGaming revenue for the period ended December 31, 2022.

We may not continue to procure new iLottery customer contracts or new iGaming contracts with operators at the same rate as in the past, or at all. There can be no assurance that additional U.S. states will seek to implement iLottery offerings or that U.S. states seeking to implement iLottery offerings will do so through a process in which we, whether through NPI or independently therefrom, can compete to be the turnkey solution provider. In particular, certain of our competitors currently serve as central lottery system providers for certain U.S. states, and if these states decide to implement iLottery offerings, they may choose to do so by expanding their existing relationships with our competitors without launching a public procurement process or by including iLottery in a broader lottery system procurement process in which we may not be able to successfully compete. Even if additional U.S. states seek to implement iLottery offerings through a public procurement process, there can be no assurance that we, whether through NPI or independently therefrom, will procure any new contracts. Our failure to win new contracts could materially limit the growth of our business.

The iGaming industry is currently experiencing a consolidation, with large operators acquiring local brands or merging with other operators. This may result in some of our current B2B iGaming customers being acquired by larger operators who have their own technology or who use technology from other vendors, including player account management and content aggregation platforms, sport betting solutions or other iGaming products that we currently provide to them, which may impact our ability to continue to generate revenues from these operators.

In addition, as a part of our B2B iGaming licenses in various jurisdictions around the world, we conduct extensive due diligence on our potential customers. This due diligence in some cases results in us not approving the operators as customers, or in operators choosing to go to a supplier that does not conduct such extensive due diligence. In addition, there is a risk that we might approve a customer after such due diligence, but the regulator might find that our due diligence is not sufficient, asking for further clarification or instructing us to decline the customer.  For details regarding our due diligence, see Item 4.B. “Business Overview - Regulation.”

We incur significant costs related to the procurement of new iLottery and iGaming contracts, which we may be unable to recover in a timely manner, or at all.

The tender process to obtain a new iLottery contract is highly competitive and typically requires a significant upfront capital investment. In iGaming, sales cycles in the U.S. are lengthy and often require participation in RFIs and requests for proposals. The efforts and resources required to participate and win a request for proposal, commence operations of an iLottery program or U.S. iGaming operator and procure revenues from such program or operator are relatively long and may take several months or years to complete. This investment, which includes our management’s time, may never be recovered in the event that we fail in our bid. A typical request for proposals or a tender requires us to spend substantial time and effort assisting potential customers in evaluating our products and services, including providing demonstrations and benchmarking against other available offerings by our competitors. This process can be costly and time consuming, and we often do not know if any given sales efforts will be successful until the later stages of those efforts. After being awarded a contract, it can take years to set up the iLottery system or up to a year to set up the operator’s system, and for such contract to become profitable. The long procurement cycle in both iLottery and iGaming creates a significant time gap between the time we participate in a tender and dedicate the necessary resources, and the time we can recognize revenue or income from that program or operator, if at all. This time gap creates pressure on our cash flow, as it requires significant funding up front, and in the interim period, and may not result in any income, or result in income that will only be achieved quarters after the resources have been dedicated. If we are unable to forecast market demand and conditions, we may not be able to expand our sales efforts at appropriate times and our revenues and related results of operations could be materially adversely affected.

Intense competition exists in the iLottery and iGaming industries, and we expect competition to continue to intensify.

We face significant competition in the evolving iLottery and iGaming industries.

We compete in the iLottery and iGaming markets with respect to our offering of technology solutions, games and related operational services on the basis of the content, features, quality, functionality, accuracy, reliability, innovation and price of such offerings. If we do not consistently deliver innovative, high-quality and reliable products and services, our ability to remain viable within the iLottery and iGaming industries may suffer, especially as the level of competition increases.

We provide through Aspire a unique solution for iGaming, offering a competitive B2B solution with a wide variety of services, unique proprietary tools and a proprietary Sportsbook platform, which enables our partners to focus on marketing and player acquisitions. However, our competitors may be able to provide similar or superior offerings, thereby preventing us from contracting with additional operators, which would negatively impact our business results.

In addition, pursuant to the January 2023 Agreements, Pollard may become a potential competitor for future iLottery contracts, since pursuant to such agreements, Pollard may pursue future iLottery opportunities in the North American market independently from us.

In addition to competitors we face in a given industry, our offerings also face competition from other related industries. While we believe that our offerings are unique and provide a differentiated experience from offerings in other related industries, the introduction of such offerings may allow new competitors to establish a foothold in regions where are we currently active, thereby drawing customers away from us. For example, on January 22, 2021, iGaming and online sports betting was launched in Michigan, which may draw customers away from the MSL. The MSL accounted for approximately 13.2% of our revenues in the year ended December 31, 2022 and 45.3% of our revenues in the year ended December 31, 2021.

Some of our competitors and potential competitors have substantially greater financial and other resources (including human resources) or experience than we do. Some of our competitors also have existing relationships and insight as the legacy retail lottery provider of certain U.S. states or other pre-existing relationships that we do not have in the iGaming industry and may realize synergies that we cannot. Competitors may devote more resources towards developing and testing products and services, undertake more extensive marketing campaigns, offer more favorable pricing terms, pursue aggressive growth initiatives or otherwise develop more commercially successful products or services. In addition, certain of our competitors may enter into contracts with less favorable terms to prevent us from procuring new contracts or renewing our existing contracts. Such potential competitive disadvantages may make it difficult for us to retain existing contracts or secure new contracts without being willing to accept less favorable terms.

In addition to risks directly tied to our relative lack of resources, experience and longevity, we face risks that:

•	we may fail to anticipate and adapt to quick changes in customer expectations, preferences and behavior patterns at the same rate as our competitors;

•
customers who currently utilize platforms offered by our competitors may be satisfied with such solutions or may determine that it is too costly and/or time consuming to adopt our platforms and solutions. For example, certain lotteries or operators may face significant switching costs if their platforms have been integrated with those of a competitor, potentially reducing the likelihood of us being the successful tenderer;

•	lotteries or operators that we currently view as potential customers may decide to develop internally products and services which compete with our products and services; and

•	new competitors, including large global corporations or large software vendors operating in adjacent industries, may enter our market.

Moreover, current and future competitors may establish cooperative relationships among themselves or with others, including our current or future strategic partners. By doing so, these competitors may increase their ability to meet the needs of our existing and prospective customers and their players. Furthermore, we are believe there is currently a market  trend whereby some operators, both in the iLottery and iGaming industries, elect to develop or maintain in-house products that they require, which could lead potential and existing customers to do so instead of purchasing our services. For example, Caesars decided recently to develop its own player account management platform, informing us that they may ask to replace our current NeoSphere PAM solution with their own in certain states over time. These developments could make it more difficult for us to renew our existing contracts or win new contracts, and even if we are successful at renewing contracts or attracting new ones, they may be at higher cost to us or for smaller margins. If we are unable to compete effectively, successfully and at reasonable cost against our existing and future competitors, our results of operations, cash flows and financial condition could be adversely impacted.

We are dependent on Pollard with respect to our joint operation of the Michigan iLottery for the Michigan State Lottery.

We act as a subcontractor to Pollard with respect to its agreement (the “MSL Agreement”) to provide development, implementation, operational support and maintenance (including technology platforms, games and added value services) to the Michigan State Lottery (the “MSL”). The MSL accounted for 13.2% of our total revenues in the year ended December 31, 2022 and 45.3% of our revenues in the year ended December 31, 2021.

If Pollard breaches or does not perform its obligations under the MSL Agreement to the satisfaction of the MSL or if there is otherwise a dispute between Pollard and the MSL, the MSL could seek to terminate the MSL Agreement prior to its expiration or seek to amend the terms of the MSL Agreement in a manner that would negatively impact the financial and other benefits we derive indirectly from the MSL Agreement. In addition, such an amendment to the MSL Agreement could cause Pollard to seek to amend the terms of our agreement with Pollard with respect to the MSL (the “Michigan JV Agreement”) in a way that is less favorable to us. If the MSL terminates the MSL Agreement or if any disputes arise between Pollard and the MSL, our business, financial conditions and results of operations could be materially adversely affected.

Conducting a business through a jointly-owned entity such as NPI entails risks that are commonly associated with joint ventures.

In 2014, following the procurement process for the predecessor to the MSL Agreement, we and Pollard established NPI to pursue other iLottery opportunities in the North American market. While the current MSL Agreement remains between Pollard and the MSL, NPI has since been awarded iLottery contracts with the Virginia Lottery (the “VAL”) in August 2015, the New Hampshire Lottery Commission (the “NHL”) in September 2018 (as a subcontractor to Intralot, Inc. (“Intralot”)), the North Carolina Education Lottery (the “NCEL”) in October 2019, the Alberta Gaming, Liquor and Cannabis Commission (the “AGLC”) in March 2020, the Atlantic Lottery Corporation (the “ALC”) in January 2022 and the Georgia Lottery Corporation (the “Georgia Lottery”) in October 2022.

Conducting a business through a jointly-owned entity such as NPI entails risks that are commonly associated with joint ventures, including the failure to maintain a good working relationship with other joint-owners, differing economic and business interests and goals and liability or reputational harm resulting from each other’s actions. Differences in views between us and Pollard, or a change in the ownership of Pollard, may also result in delayed decision-making or disputes at the shareholder and board level that could negatively impact the operations of NPI and its relationship with customers. In the event that our relationship with Pollard is terminated for any reason, there can be no assurance that any of NPI’s employees will remain with NPI or that we would have sufficient legal, administrative and customer relations capabilities and functions in our North American operations, which Pollard currently contributes to NPI, to proceed without Pollard.

On January 10, 2023, we and Pollard entered into an amendment to the Michigan JV Agreement (“Amended Michigan JV Agreement”) and, concurrently with the Amended Michigan JV Agreement, we entered into a Limited Liability Company Agreement with Pollard (the “LLC Agreement” and together with the “Amended Michigan JV Agreement” – the “January 2023 Agreements”), which provide that NPI will perform its obligations pursuant to existing contracts and consider additional opportunities in other jurisdictions. However, the January 2023 Agreements provide us and Pollard the option to pursue future iLottery opportunities in the North American market either in partnership, as part of the Joint Venture or independently. In addition, the January 2023 Agreements do not preclude either party from entering into a business relationship with any one or more of NPI’s suppliers for its own business purposes, provided that any such business relationship does not intentionally interfere with or otherwise divert the supplier’s services from NPI.

Pursuant to the January 2023 Agreements, neither we nor Pollard will be obligated to cooperate with each other in pursuing iLottery opportunities in North America, and both we and Pollard may choose to pursue future iLottery opportunities without each other. However, the tender process to obtain new iLottery contracts is highly competitive and typically requires a significant upfront capital investment, and Pollard has been responsible for NPI's participation in such tenders. If we pursue future opportunities independently, we cannot assure you that we will be able to secure additional contracts in North America.  Further, if we decide to collaborate with new partners with whom we have no prior relationship or track record of successful cooperation, we may fail to achieve the same degree of success that we have achieved with Pollard. We may also be delayed in pursuing future opportunities if we are required to negotiate new agreements and business arrangements with these new partners, and the terms we negotiate with these new partners may be less favorable than those we currently have with Pollard.

Our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions.

  Our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions such as viruses, malicious software, break-ins, theft, computer hacking, or other security breaches. Hackers and data thieves are increasingly sophisticated and operate complex and large-scale attacks. Experienced computer programmers and hackers may be able to penetrate our security controls and misappropriate or compromise sensitive personal, proprietary or confidential information, create system disruptions or cause shutdowns. They also may be able to develop and deploy malicious software programs that attack our systems, such as spyware and ransomware, or otherwise exploit any security vulnerabilities which may also affect the availability of our service, data leakage, or other disruptions. Our systems and the data stored on those systems may also be vulnerable to security incidents or security attacks, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors, or other similar events that could negatively affect our systems and the data stored on those systems, and the data of our business partners. Further, third parties, such as hosted solution providers, that provide services to us could also be a source of security risks in the event of a failure of their own security systems and infrastructure.

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

We rely on encryption and authentication technology licensed from third parties in an effort to securely transmit confidential and sensitive information, including credit card numbers. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect the availability and integrity of our systems, including transaction data or other confidential and sensitive information from being breached or compromised. In addition, websites are often attacked through compromised credentials, including those obtained through phishing and credential stuffing. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to breach our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions, or attempts at player fraud, and such incidents may lead to service disruption or unavailability and may also jeopardize the security of information stored in or transmitted by our websites, networks and systems or that we or such third parties otherwise maintain, including payment card systems, which may subject us to fines or higher transaction fees or limit or terminate our access to certain payment methods. Threats to information security are constantly evolving, including in diversity and sophistication. We and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers.

In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by third parties. These risks may increase over time as the number of our employees and the complexity and number of technical systems and applications we use also increase. Breaches of our security measures or those of our third-party service providers or cybersecurity incidents could result in unauthorized access to our sites, networks and systems; unauthorized access to and misappropriation of player information, including players’ personally identifiable information, or other confidential or proprietary information of ourselves or third parties; viruses, worms, spyware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; litigation, regulatory action and other potential liabilities. In the past, we and our customers have experienced social engineering, phishing, malware and similar attacks and threats of denial-of-service attacks, none of which to date has been material to our business. For example, in August 2022, after a cyberattack against the NHL’s third-party hosting provider, the NHL as a precaution decided to go offline for two days while they investigated the matter. During such time, the NHL decided to make all its online services, including the iLottery services that we provide, unavailable to the public. Such attacks against us or our customers could in the future have a material adverse effect on our operations.

Pursuant to a software license agreement with Pollard in respect of the offering to the MSL (the “Pollard Software License Agreement”), our iLottery software is installed on Pollard’s servers, through which it is made available to the MSL. Pollard is responsible for the security measures on its servers, and the Pollard Software License Agreement contains no representations or undertakings with regard to such security measures. A breach of Pollard’s server security could expose our software to the risks noted above. Moreover, our iLottery software is made available by NPI to the VAL, the NHL, the NCEL, the AGLC, and in the future to the ALC and the Georgia Lottery.

Furthermore, due to the political uncertainty involving Russia and Ukraine, there is also an increased likelihood that the tensions in this region could result in persistent cyber-attacks or cybersecurity incidents that could either directly or indirectly impact our operations. Any attempts by cyber attackers to disrupt our services or systems, if successful, could harm our business, result in the misappropriation of funds, be expensive to remedy and damage our reputation or brand. Insurance may not be sufficient to cover significant expenses and losses related to such cyber-attacks and cybersecurity incidents.

If any of these breaches of security should occur, our reputation and brand could be damaged, customers may terminate their contracts with us, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. We cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss, including as a result of manmade or natural disasters such as fires, floods, storms, hurricanes, droughts, extreme temperatures, or earthquakes; certain natural disasters may also become more frequent or intense as a result of climate change. Additionally, climate change may contribute to chronic changes in the physical environmental, such as changes in ambient temperature and precipitation patterns as well as sea-level, which may also have adverse impacts on our operations or infrastructure on which we rely. Separately, actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. The increased occurrence of any such events may result in changes to the cost and availability of insurance.

In addition, any party who is able to illicitly obtain a player’s password may be able access such player’s transaction data or personal data (including payment information), resulting in the perception that our systems are insecure. Any compromise or breach of our security measures, or those of our third-party service providers, could also expose us to liability under various laws and regulations across jurisdictions and increase the risk of litigation and governmental or regulatory investigation. Due to concerns about data security and integrity, a growing number of legislative and regulatory bodies have adopted breach notification and other requirements in the event that information subject to such laws is accessed by unauthorized persons and additional regulations regarding security of such data are possible. We may need to notify governmental authorities and affected individuals with respect to such incidents. For example, laws in the EU and UK and the U.S. may require businesses to provide notice to individuals whose personal information has been disclosed as a result of a data security breach.

We maintain liability insurance policies covering certain of our business units, but not all of them, regarding security and privacy damages. However, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.

We operate in industries that are affected by technological improvements and evolving player preferences.

The iLottery and iGaming industries continue to experience rapid development of technological advances and player preferences. In some instances, advancements in technology trigger a change in player preferences. For example, as digital graphics improve, players may demand games with higher definition and a superior user interface. Our success depends on our ability to accurately anticipate and quickly respond to evolving industry standards and player preferences. We cannot assure you that we will be able to respond to such changes with innovative, high-quality, reliable and popular products and services or make the required adjustments to our existing products and services on a timely basis. In addition, the introduction of new products or updated versions of existing products has inherent risks, including, but not limited to:

•	the timing with which we may realize the benefits of the commonly-required significant, upfront capital investments;

•	the accuracy of our estimates of player preferences, and the fit of the new products and features to such preferences;

•	the ability to adequately maintain our main technology systems, such as the NeoDraw platform and AspireCore;

•	the quality of our products and services, including the possibility of software defects, which could result in claims against us or the inability to sell our products and services;

•	the need to educate our sales, marketing and services personnel to work with the enhanced or new products and features, which may strain our resources and lengthen sales cycles;

•	market acceptance of new product releases; and

•	competitor product introductions or regulatory changes that render our products obsolete.

In light of the costs required to create and introduce new or enhanced products and services, if our new or enhanced products fail to achieve commercial success, we will struggle to remain commercially viable, especially in the face of heightened competition.

Moreover, because we use tools, including third-party tools, that utilize artificial intelligence and machine learning, and we do not have full visibility to how these tools use data, these tools could create or enhance biases, potentially adversely impacting how players experience our services. We rely on the Internet, in-house proprietary technology, third-party software, infrastructure and applications, and customized off-the-shelf technology solutions across our business, and our ability to effectively manage all areas of our business depends in part on the reliability and capacity of these systems, however we cannot control, and in some instances do not have full visibility to, how these systems adhere to security measures, including the identification and appropriate elimination of algorithmic bias. Any systemic or algorithmic biases in the IT systems we use could damage our reputation, or result in loss of revenue or liability for damages, or adversely affect our growth prospects and our future business.

We have incurred operating losses in the past, may incur operating losses in the future and may not be able to maintain sustainable profit margins.

 We expect to continue the development and expansion of our business, and we anticipate additional costs in connection with legal, accounting and other administrative expenses related to operating as a public company including costs related to the integration of Aspire and the larger corporate structure related thereto. If our revenue declines or fails to grow at a rate sufficient to offset increases in our operating expenses, we may generate losses. We cannot ensure that we will sustain profitability in the future.

Our Founding Shareholders have significant influence over the nominations and elections of members of our board of directors and other matters submitted for shareholder approval.

Our founding shareholders, Barak Matalon, Elyahu Azur, Pinhas Zahavi and Aharon Aran (collectively, the “Founding Shareholders”), have the exclusive right under our amended and restated articles of association to nominate up to 50% of our directors so long as they own in the aggregate at least 40.0% of our issued and outstanding share capital. As of April 18, 2023, the Founding Shareholders held approximately 59.1% significant influence over the outcomes of other matters submitted to shareholders for approval.

The Founding Shareholders entered into a voting agreement dated November 17, 2020 (the “Voting Agreement”) pursuant to which they vote as one group with regard to any matter relating to the nomination, election, appointment or removal of directors. On September 13, 2022, the Founding Shareholders amended the  Voting Agreement (the “Amended Voting Agreement”), whereby Mr. Zahavi assigned all his voting authority to Mr. Azur, with such assignment to cease to apply from the date on which Mr. Zahavi holds less than 5% of the Ordinary Shares outstanding. On April 19, 2023, Mr. Zahavi sold 3,281,557 of his shares to the other three Founding Shareholders. As a result, Mr. Zahavi owned 4.99% of the Company’s shares as of April 19, 2023,  and the Voting Agreement was terminated with respect to Mr. Zahavi. Except from the abovementioned voting agreements, in all other matters, the Founding Shareholders are entitled to vote their shares according to their own interests, and such interests may be different than the interests of our other shareholders and may delay, deter or prevent a change in control or other business combination that might otherwise be beneficial to our shareholders. See Item 7.B. “Related Party Transactions - Voting Agreement,” and Item 6.C. “Board Practices - Board Composition.”

Our limited operating history in the iLottery and iGaming industries makes it difficult to evaluate our current business and future prospects.

The market for our iLottery offerings is relatively new and evolving, and we have a limited operating history under the majority of our customer agreements. In addition, we have recently acquired Aspire, and its integration and combination into our business entail challenges, including the realization of any synergies and benefits of such acquisition. As a result, our business and future prospects are difficult to evaluate and our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties.

We entered into our first iLottery agreement in 2014, and a majority of such customer agreements are in their initial terms. In 2018 and 2019, we began providing turnkey solutions to the NHL and NCEL, respectively. Furthermore, during 2020 we transitioned the VAL solution into a full iLottery program and launched a new turnkey solution with the province of Alberta, Canada. In 2021, we launched Instant games with the Austrian Lotteries (Österreichische Lotterien) as well as Lottomatica in Italy and Sisal Sans in Turkey. On June 28, 2022, we announced the entry into a multi-year turnkey project with Intralot do Brasil, the lottery operator in Brazil’s second largest state of Minas Gerais, which marks our entry into the Brazilian market with an end-to-end solution of iLottery and online sports betting, and represents our first cooperation with BtoBet, the sports betting solution we gained as part of the acquisition of Aspire. See Item 4.A. “History and Development of the Company – Selected Recent Developments” for additional information. Our limited operating history in a variety of markets in which we currently operate, or those that we may enter into in the future, makes it difficult to accurately assess our future prospects and increases the risk associated with your investment. Any future changes to our revenue model could materially and adversely affect our business.

Our historical revenue growth should not be considered indicative of our future performance, especially following our acquisition of Aspire in June 2022. In future periods, our revenue growth could slow and our revenues could decline for a number of reasons, including declining player demand, increasing competition, decreasing growth of the iLottery or iGaming markets or our failure to continue entering into new customer agreements. We will continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks, uncertainties or future revenue growth are incorrect, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business could suffer.

We are subject to substantial penalties for failure to perform.

Our lottery contracts in the United States and in other jurisdictions and other service contracts often require performance bonds or letters of credit to secure our performance under such contracts and require us to pay substantial monetary liquidated damages in the event of non-performance by us. In addition, Aspire will be required to make a security deposit in connection with obtaining a license in Germany.

As of December 31, 2022, we had outstanding performance bonds and letters of credit in an aggregate amount of approximately $4.1 million. These instruments present a potential expense for us and divert financial resources from other uses. Claims on performance bonds, drawings on letters of credit, and payment of liquidated damages could individually or in the aggregate have a material adverse effect on our results of operations, business, financial condition or prospects.

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

We rely upon various third-party service providers to maintain continuous operation of our platform, servers, hosting services, payment processing and various other key functions of our business. Know-your-customer and geolocation programs and technologies supplied by third parties are an important aspect of certain of our products and services. These services are costly, and their failure or inadequacy could materially affect our operations.

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

We currently hold rights to the neogames.com and pariplayltd.com internet domain names and various other related domain names. The regulation of domain names is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. In addition, third parties may already have registered, or may register in the future, domain names similar or identical to our registered and unregistered trademarks. As a result, we may not be able to acquire or maintain all domain names that use the names neogames, pariplayltd or are otherwise important for our business.

We also have certain registered and unregistered trademarks that are important to our business, such as the NEOGAMES trademark. If we fail to adequately protect or enforce our rights under this trademark, we may lose the ability to use this trademark or to prevent others from using it, which could adversely harm our reputation, business, results of operations and financial condition.

Our software, games and marketing materials are protected under copyright law, and some also benefit from trade secret protection. We have chosen not to register any copyrights under the Library of Congress. In order to bring a copyright infringement lawsuit in the United States, the copyright must be registered. Accordingly, the remedies and damages available to us for unauthorized use of our software, games and materials may be limited.

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

  We must comply with tax laws in the jurisdictions in which we operate. Tax rules or their interpretation may change in the markets in which we operate and in any markets we may enter in the future. Any changes to the corporate tax rate application in different jurisdictions, withholding taxes, transfer pricing rules, levels of value added tax, industry specific taxes and other levies, royalties and imposts could materially and adversely affect our financial position, performance and prospects. For example, there is a risk that we will not be able to pass on to our customers any additional gaming levies or taxes that apply to us.  Another example is the recent United States Inflation Reduction Act which, among other changes, introduced a 15% corporate minimum tax on certain U.S. corporations and a 1% excise tax on certain stock redemptions by U.S. corporations, which the U.S. Treasury indicated may also apply to certain stock redemptions by a foreign corporation funded by certain U.S. affiliates. In addition, certain of our positions regarding the taxes that apply to us in the different jurisdictions in which we operate may not be accepted by the tax authorities in such jurisdictions, which could adversely affect our financial condition. On May 18, 2021, we obtained a pre-ruling from the Israeli Tax Authority regarding the transfer of certain intellectual property rights relating to the online lottery business of NeoGames S.A. to NGS. We cannot guarantee that the ruling will be acceptable with the Luxembourg tax authorities. See Item 10.E. “Taxation – Tax Ruling of the Israeli Tax Authority.”

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

For example, in August 2021 we received a request from the Israeli Tax Authority to provide certain information and documents related to our Israeli subsidiary Neogames Systems Ltd. with respect to the years 2016-2019, and in February 2023, we were also requested to provide certain input and output VAT related documentation related to our Israeli subsidiary. We have not received additional requests or other notifications from the Israeli Tax Authority, pertaining to these matters, with any findings or that would clarify the reasons for such audit. Such audits and similar proceedings may result in assessments, fines, settlements, or increased overall tax rates. While we believe we comply with applicable tax laws, and given the absence of further communications from the Israeli Tax Authority as aforementioned, we cannot anticipate the results of such audit or other similar proceedings, and we have not set aside any reserves to provide for any outcomes related to the tax audits. The ultimate outcome of the Israeli tax audit, and any other audits that may commence by any other tax authority, and of any related litigation or other proceedings, could have a material adverse effect on our consolidated financial statements.

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

Our operations in Kyiv, Ukraine have been negatively impacted as a result of Russia’s invasion of Ukraine, and our business, financial condition and results of operations may be materially adversely affected if the impacts resulting from the conflict in Ukraine are exacerbated.

Our Ukrainian operations have been negatively affected by the ongoing Russian invasion of Ukraine which began in February 2022. We have invested significant resources in Ukraine over the last several years and we operate a development hub in Kyiv. As of December 31, 2022, we had approximately 383 employees and self-employed contractors serving our Ukrainian operations and 0.1% of our total Company assets in Ukraine. Since the invasion, we have strategically transitioned to Israel the responsibilities for the release of new features, and the monitoring of stability and health of the production environment and opened a new satellite office in Poland for those of our employees that have fled Ukraine subsequent to Russia’s invasion. Operations in the Poland office are in their initial stages. As of April 18, 2023, approximately 26 of our 383 Ukraine-based employees are working remotely either in the Poland office or other locations outside of Ukraine. As a result of these disruptions, we have experienced some decline in our delivery rates during fiscal 2022. However, the ultimate extent, length and impact of the ongoing military conflict are highly unpredictable. If the effects of the invasion are exacerbated in the future, this could materially impact our ability to meet our long term development delivery commitments, our cost structure and future planned development of capabilities in Ukraine and the surrounding region. It is unclear what impact the hostilities in Ukraine will have on our assets.

We have developed contingency plans to relocate work and/or personnel to other geographies and add new locations, as appropriate. Our business continuity plans are designed to address known contingency scenarios to ensure that we have adequate processes and practices in place to protect the safety of our people and to handle potential impacts to our operations. However, our crisis management procedures, business continuity plans and disaster recovery capabilities may not be effective at preventing or mitigating the effects of exacerbated prolonged civil unrest or military conflict to our people, our facilities, our operations, and infrastructure, such as utilities and network services, and the disruption of any or all of them could materially adversely affect our business, financial conditions and results of operations, and cause volatility in the price of our shares. We are continuing to monitor the situation in Ukraine and assess options in relation to our ongoing operations and our ability to continue to do business in the region.

Our platform contains third-party open source software components, which may pose particular risks to our proprietary software, technologies, products and services in a manner that could negatively affect our business.

Our platform contains software modules licensed to us by third-party authors under “open source” licenses and we expect to use open source software in the future. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. To the extent that our platform depends upon the successful operation of open source software, any undetected errors, malicious code or defects in this open source software could prevent the deployment or impair the functionality of our platform, delay new introduction of new solutions, result in a failure of our platform and injure our reputation. For example, undetected errors or defects in open source software could render it vulnerable to breaches or security attacks, and, subsequently, make our systems more vulnerable to data breaches. In addition, the public availability of such software may make it easier for others to compromise our platform.

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

In addition, the terms of many open source licenses have not been interpreted by United States or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. We cannot assure you that our processes for controlling our use of open source software in our platform will be effective, nor that the open-source software in our platform is updated and not at “end-of-life” or “end-of-support”, when the open-source community no longer releases updates or fixes for the software. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability, or be required to seek costly licenses from third parties, to continue providing our offerings on terms that are not economically feasible, to re-engineer our platform, to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition and results of operations.

We are highly dependent on our key personnel. If we are not successful in attracting, motivating and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

We rely on the expertise, industry experience, know-how, customer relationships and leadership of our senior management, and the departure, death or disability of any one of our executive officers or other extended or permanent loss of any of their services, or any negative market or industry perception with respect to any of them or their loss, could have a material adverse effect on our business.

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

If we do not succeed in attracting, hiring, and integrating qualified personnel, or retaining and motivating existing personnel, we may be unable to grow effectively and our business could be adversely affected. We deploy our employees to certain of our customers’ worksites to assist in the development of their IT systems and platforms. The loss of employees who have been involved in the development of intellectual property and know-how and the development and maintenance of key strategic relationships with customers may result in the subsequent loss of key customers. If key employees were to leave, we may be unable to deliver our existing services or develop new products until such employees have been replaced. As our employees have very specific skillsets and are highly qualified, we may face difficulties in replacing them with new employees, and even if we succeed in recruiting new employees, we may incur substantial costs in the recruiting, training and integration of such new employees. See “Our operations in Kyiv, Ukraine have been negatively impacted as a result of Russia’s invasion of Ukraine, and our business, financial condition and results of operations may be materially adversely affected if the impacts resulting from the conflict in Ukraine are exacerbated” above regarding the situation in Ukraine.

Generally, the competition for skilled technical and other personnel in Israel, Ukraine, Malta, Bulgaria and North Macedonia is intense, and as a result we may fail to continue to attract, recruit, develop and retain qualified employees, which could materially and adversely impact our business, financial condition and results of operations.

We compete in a market marked by rapidly changing technologies and an evolving competitive landscape. In order for us to successfully compete and grow, we must attract, recruit, retain and develop personnel with requisite qualifications to provide expertise across the entire spectrum of our intellectual capital and business needs. In addition, even though we are not responsible for attracting and hiring talent for NPI, our revenues from NPI are impacted by such decisions.

Our principal research and development centers are located in Israel, the Ukraine, Bulgaria and North Macedonia, and significant elements of our general and administrative activities are conducted at our headquarters in Israel. Historically as well as recently, there has been intense competition for qualified human resources in the high-tech industry in such countries as well as in the United States. Despite recent workforce reduction initiatives by high-tech companies in Israel and the U.S. since the third quarter of 2022 due, among other things, to inflation and rising interest rates in Israel and the U.S., there remains considerable competition for such employees, especially in the core technical sphere, in the countries where we have our principal research and developments centers. This intense competition has resulted in increasing wages in all countries where we have our principal research and developments centers, which may make it more difficult for us to attract and retain qualified personnel, as many of the companies against which we compete for personnel have greater financial resources than we do. These competitors may also actively seek to hire our existing personnel away from us, even if such employees have entered into a non-compete agreement. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work. For example, Israeli labor courts require employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the protection of a company’s confidential information or other intellectual property, taking into account, among other things, the employee’s tenure, position, and the degree to which the non-compete undertaking limits the employee’s freedom of occupation. We may not be able to make such a demonstration. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged confidential information.

  In addition, in making employment decisions, particularly in the internet and high-technology industries, job candidates often consider the value of the equity they are eligible to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly appreciated or significantly reduced in value. Many of our employees may receive significant proceeds from sales of our equity in the public markets, which may reduce their motivation to continue to work for us and could lead to employee attrition. If we fail to attract new personnel, or fail to retain and motivate our current personnel, our business, financial condition, results of operations and growth prospects could be harmed.

We may not be able to service our debt under our financing agreements in connection with the Acquisition of Aspire, or we may otherwise be in breach of those arrangements.

In order to finance, among other things, part of the aggregate consideration payable by the Company pursuant to the acquisition of Aspire, the Company, NeoGames Connect S.à r.l. and NeoGames Connect Limited have entered into the Senior Facilities Agreement with the Lenders (each as defined below). Pursuant to the terms of the Senior Facilities Agreement, the Lenders (as defined below) has made available, in connection with the acquisition of Aspire, the Senior Facilities (as defined below). For more information regarding the financing for the acquisition of Aspire, see Item 5.B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources - Financing for the Acquisition of Aspire” below.

Following the consummation of the acquisition of Aspire, we have outstanding indebtedness with debt service requirements. Our ability to meet our debt service obligations will depend on our future operating and financial performance, which in turn depends on our ability to successfully implement our business strategy as well as general economic, financial, competitive, regulatory and other factors that are beyond our control. In addition, our ability to meet our debt service obligations depends also on the interest rates and their volatility. For example, the interest rate payable by the Company under the Senior Facilities Agreement is linked to the EURIBOR, which increased in 2022 and may continue to increase in the future. If we do not generate sufficient cash to service our debt under the Senior Facilities Agreement or if we fail to meet other obligations under the Senior Facilities Agreement, we may be in default, which may entitle the Lenders to certain rights and remedies against us, and such rights and remedies may have a material adverse effect on our business and financial results.

The Senior Facilities Agreement contains customary affirmative and negative covenants which may restrict our ability to operate our business (including a financial maintenance covenant). Our failure to comply with these covenants, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our financial condition and results of operations.

In the event of a default under the Senior Facilities Agreement, that is not cured or waived, the Lenders could take certain actions, including terminating their commitments, declaring all amounts that we have borrowed under the Senior Facilities Agreement, to be due and payable, together with accrued and unpaid interest (and other fees) and/or enforce the security in favor of the Lenders that was granted in connection with the Senior Facilities Agreement. If the debt under the Senior Facilities Agreement or any other material financing arrangement that we have entered into or will subsequently enter into were to be accelerated, our assets may be insufficient to repay the indebtedness in full. Any such actions could force us into bankruptcy or liquidation, and we might not be able to repay our obligations in such an event.

For a summary of the costs we have incurred in connection with financing the acquisition of Aspire, see Item 5.B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

We may require additional capital to support our growth plans, and such capital may not be available on terms acceptable to us, if at all, and may result in shareholder dilution. This could impair our growth and materially and adversely affect our business.

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

We have historically funded our operations with, among other things, borrowings under the WH Credit Facility. On October 20, 2020, we entered into a loan agreement with William Hill Finance Limited, an affiliate of William Hill, which set out amended terms and an amended repayment schedule with respect to our outstanding loans under the WH Credit Facility and prohibited us from making any additional draws under the WH Credit Facility. All borrowed amounts under such agreements (including interest thereon) have been repaid in full by us on or before June 30, 2022. See Item 7.B. “Related Party Transactions - Relationship with William Hill and Caesars - WH Credit Facility.” In addition, we financed the acquisition of Aspire through a EUR 200.8 million financing arrangement with Blackstone.

Any debt financing would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. Moreover, we can provide no assurances that the funds we raise will be sufficient to finance any future capital requirements. In addition, the impact of inflation and rising interest rates could significantly impact the cost of capital. As a result, we may be unable to raise additional funds on terms favorable to us or at all. If we are unable to raise additional capital or generate sufficient cash flows, we may be unable to fund our future expenses. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry, which could materially and adversely affect our business, prospects, financial condition and results of operations.

We completed our public listing on November 23, 2020 raising a total net amount of $43 million and our total cash balance as of December 31, 2022 was approximately $41.1 million.

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

Furthermore, the Company maintains the majority of its cash and cash equivalents in accounts with major and highly rated multi-national or local financial institutions, and our deposits at certain of these institutions significantly exceed insured limits. Market conditions can impact the viability of these institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies listed in the United States. Our management team may not successfully or efficiently manage the Company, which is subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. We also intend to continue to invest resources to comply with evolving laws, regulations, and standards, and these obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, prospects, financial condition and results of operations.

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

Similar to many online casinos, Aspire has been the target of civil claims brought against it by Austrian players. These civil claims allege the provision of unlicensed gambling in Austria. Similar to the claims in Austria, we are also handling civil claims in Germany.

Our results of operations may be adversely affected by fluctuations in currency values.

The Company’s consolidated financial results are affected by foreign currency exchange rate fluctuations. Foreign currency exchange rate exposures arise from current transactions and anticipated transactions denominated in currencies other than U.S. dollars and from the translation of foreign operations primarily derived through Aspire.

Approximately 27% of the Company’s revenues in the year ended December 31, 2022 were denominated in U.S. dollars, 35% in euros and 38% in other currencies.  Any devaluation of the U.S. dollar compared to the New Israeli Shekel may result in increases in employee liabilities and other expenses, which may adversely affect the Company’s profit and financial performance. Exchange rate fluctuations have in the past adversely affected the Company’s operating results and cash flows and may adversely affect the Company’s results of operations and cash flows and the value of its assets outside the United States in the future. A devaluation of local currency in a jurisdiction in which the Company is paid in such currency may require the Company’s customers located in such jurisdiction to adjust the amounts paid in local currency for the Company’s products and services, which they may be unable or unwilling to make. Other than the FX Hedging Transaction entered into in connection with the acquisition of Aspire, NeoGames Systems Ltd. (“NGS”) entered into certain forward contracts to hedge its NIS cash flow exposure associated with expenses nominated in NIS during 2022. For more information regarding the financing for the acquisition of Aspire, see Item 5.B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources - Financing for the Acquisition of Aspire.”

For information regarding the acquisition of Aspire, see Item 7.B. “Related Party Transactions - Relationship with Aspire.”

Expansion into new markets may be important to the growth of our business in the future, and if we do not manage the business and economic risks of this expansion effectively, it could materially and adversely affect our business and results of operations.

We expect to continue to expand our operations to additional U.S. states and to expand our international operations. For example, on June 28, 2022, we announced the entry into a multi-year turnkey project with Intralot do Brasil, the lottery operator in Brazil’s second largest state of Minas Gerais. Any new markets or countries which we attempt to access may not be receptive. For example, we may not be able to expand further in some markets if we are not able to satisfy certain government requirements. In addition, our operations in new jurisdictions subject us to risks customarily associated with such operations, including the complexity of local laws, regulations and markets, the uncertainty of enforcement of remedies in foreign jurisdictions, the impact of local labor laws and disputes, the economic, tax and regulatory policies of local governments and the ability to attract and retain key personnel in new jurisdictions. Foreign jurisdictions could impose tariffs, quotas, trade barriers, and other similar restrictions on our international sales. In addition, our ability to expand successfully involves other risks, including difficulties in integrating operations, risks associated with entering jurisdictions in which we may have little experience and the day-to-day management of a growing and increasingly geographically diverse company.

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

As a significant amount of our net profits and cash flows are generated outside Luxembourg, the repatriation of funds currently held in foreign jurisdictions may result in higher effective tax rates for us. In addition, heightened attention has been given at national and supranational levels, including through the G20 / OECD Base Erosion and Profit Shifting project (BEPS), as well as in other public forums and the media, with regard to matters of cross-border taxation, and in particular, to taxation of the digital economy. On December 20, 2021, the OECD published the Pillar Two model rules for domestic implementation of a 15% global minimum tax. The European Commission published a draft directive on December 22, 2021 aiming at implementing these rules, which was adopted by the Council of the European Union on December 15, 2022. The OECD released the commentary relating to the model rules on March 14, 2022 and addressed co-existence with the US Global Intangible Low-Taxed Income (GILTI) rules. This was followed by the development of an implementation framework focused on administrative, compliance and co-ordination issues relating to Pillar Two. It is expected that the global minimum tax will be implemented at national level by December 31, 2023. The Pillar Two rules, once implemented, are expected to apply to us, along with detailed transfer pricing reporting and exchange of tax information rules known as “Country by Country Reporting”, insofar as our annual revenues exceed EUR 750 million.

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

Many factors affect our reputation and the value of our brand, including the perception held by our customers, business partners, investors, other key stakeholders and the communities in which we operate, such as our social responsibility, corporate governance and responsible lottery practices. As with other companies, we have faced, and will likely continue to face, increased scrutiny related to environmental, social, governance (“ESG”), responsible lottery and gaming activities, and our reputation, operations and the value of our brands can be materially adversely harmed if we fail to act responsibly in a number of areas, such as diversity and inclusion, workplace conduct, responsible gaming, sustainable environmental practices, human rights, philanthropy and support for local communities.

While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) to improve the ESG profile of our company and/or products, such efforts may be costly and may not have the desired effect. Expectations around companies’ management of ESG matters continues to evolve rapidly, in many instances due to factors that are out of our control. Any actions we currently take may subsequently be determined to be insufficient by various stakeholders, and we may be subject to investor or regulatory engagement on our ESG initiatives, even if they are currently voluntary.

Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies’ ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us or our industry, which could negatively impact our share price as well as our access to and cost of capital. Any harm to our reputation could impact employee engagement and retention and the willingness of customers and partners to do business with us, which could have a materially adverse effect on our business, results of operations and cash flows. We believe that our reputation is critical to our role as a leader in the iLottery and gaming industries and as a publicly traded company. Our management is heavily focused on the integrity of our directors, officers, senior management, employees, other personnel and third-party suppliers and partners. Illegal, unethical or fraudulent activities perpetrated by any of such individuals, suppliers or partners for personal gain could expose us to potential reputational damage and financial loss.

In addition, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters. For example, the SEC has published proposed rules that would require companies to provide expanded climate-related disclosures, which may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls processes and procedures regarding matters that have not been subject to such controls in the past, and impose increased oversight obligations on our management and board of directors. Additional regulations have been adopted, or proposed, in Europe, including a number which may increase the oversight obligations of companies with respect to their suppliers and/or business partners. These and other changes in stakeholder expectations will likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, many of our customers and business partners may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

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

Termination of our relationship with Caesars, or failure to realize the anticipated benefits of such relationship could have an adverse effect on our business, prospects, financial condition and results of operations.

Pursuant to the CZR Term Sheet, we granted Caesars a sub-license to our NeoSphere platform to operate its U.S. iGaming business. In addition, we customize the NeoSphere platform to assist Caesars in meeting the regulatory requirements of the states in which it operates our systems.

Upon a change of control of the Company, Caesars will have the right to purchase a perpetual sub-license to the NeoSphere platform and any software updates and development that we provided to Caesars (the “IP Option”) for a price of £15 million. We have also agreed to provide Caesars with the IP Option following the completion of a four year period from the date of the CZR Term Sheet. For additional information on our relationship with Caesars, see Item 7.B. “Related Party Transactions - Relationship with William Hill and Caesars.” Revenues received from Caesars in exchange for the sub-license to use the NeoSphere platform and the related services accounted for 8.6%, 16% and 13.6% of the Company’s revenues in the years ended December 31, 2022, 2021 and 2020, respectively. In the event that Caesars terminates the CZR Term Sheet, we will cease to generate revenues from Caesars. Additionally, the termination of our strategic relationship with Caesars could be negatively perceived by the market and could harm our brand and reputation.

Risks Relating to Regulation of Our Business

The gaming and lottery industries are heavily regulated, and changes to the regulatory framework in the jurisdictions in which we operate could harm our existing operations.

We and our customers are subject to extensive laws and regulations, which vary across the jurisdictions in which we and they operate. The regulatory environment, including lottery and gaming laws, in any particular jurisdiction may change in the future, which may limit some or all of our or our customers’ existing operations in such jurisdiction. These risks may include, for example, changes in taxation, an obligation to have a national license and the ability to carry out marketing. There can be no assurance that our and our customers’ existing operations, or the iLottery and iGaming industries as a whole, in such jurisdictions will continue to be permitted. Further, even if we are still permitted to operate in a given jurisdiction, regulations may be imposed that make continued operations cost-prohibitive.

While we do our best to follow all applicable laws and regulations, we may be seen by regulatory bodies as having breached local laws. Prosecutors as well as private individuals may bring about criminal and/or civil proceedings, against us or against our business affiliates. Such events can negatively affect our business as they are costly proceedings, and may adversely affect our licensing objectives and our reputation.

We may become subject to additional regulations in any new jurisdiction in which we decide to operate in the future. The complexity of the regulatory environment may create challenges for us with respect to our ability to comply with applicable regulations, renew contracts, pursue tender offers and otherwise develop our business.

We may not be able to capitalize on the expansion of internet use and other changes in the lottery and gaming industries as a consequence of lack of legislative approvals, changes in regulations or regulatory uncertainty. We aim to take advantage of the liberalization of internet and mobile gaming, both within the United States and internationally. These industries involve significant risks and uncertainty, including legal, business and financial risks. This dynamic environment can make it difficult to plan strategically and can provide opportunities for competitors to grow revenues at our expense. Our ability to successfully pursue interactive lottery and gaming strategies depends on the regulation of gambling through online channels. Regulations and laws relating to internet lottery and gaming are evolving and we cannot predict the timing, scope or terms of any such state, federal or foreign regulations, or the extent to which any such regulations will facilitate or hinder our interactive strategies. Any such changes to regulations or laws could have a material adverse effect on our business, results of operations, financial condition and prospects.

Failure by us or by our major shareholders to comply with regulations may result in the revocation or suspension of our or our customers’ licenses to operate.

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

On occasion, we are subject to regulatory and/or administrative investigations with respect to our services in various jurisdictions. Such investigations can affect our business, as well as our licenses and our reputation. Any violations of regulations uncovered in such investigations can carry with it financial penalties and/or additional licensing conditions. Such consequences negatively affect our business operations, by causing us to incur heavy costs and resulting in notification of other regulators in jurisdictions wherein we are licensed. Such penalties can also affect the procurement of future licenses, and negatively affect our reputation.

On November 23, 2022, Aspire reached the conclusion of its license review by the United Kingdom Gambling Commission, which identified certain shortcomings in the system of controls it uses to monitor risks associated with its relationship with its partners. Aspire cooperated with the United Kingdom Gambling Commission throughout the investigation and took immediate corrective steps to address the identified failings. Aspire received a warning and agreed to pay a financial penalty in the amount of £237,600.

On January 23, 2019, the Belgian Gaming Commission (“BGC”) decided to revoke AG Software’s (as defined below) Class E software provider license, because AG Software had not implemented a technical requirement set by the BGC. As a result of this decision, AG Software can no longer offer its gambling software services in Belgium. No financial penalties were issued by the BGC. AG Software has filed an action for the annulment of the BGC’s decision. In February 2023, an auditor of the Council of State filed a report in AG Software’s favor, arguing that the BGC has no authority to impose a particular method of registration and identification, and age control of players. The BGC filed a brief contesting this view. AG Software is currently preparing a brief to submit in response, which will agree with the auditor’s conclusion, and refute the BGC’s last brief.

In addition, regulatory and gaming authorities may suspend, revoke or condition our existing licenses and permits, or refuse, delay or condition the grant of future licenses and permits, if our principal shareholders are subject to investigations or regulatory proceedings. For example, one of our major shareholders was recently required to divest his shares as a result of requirements by state gaming regulators.  Should our shareholders not comply with regulatory standards, or not timely cooperate with us with to regain compliance, regulators may refuse to grant us or extend our licenses that are necessary for us to offer our services.

Were a license to be lost in any jurisdiction, this would trigger a reporting requirement in other jurisdictions, which can affect our license in those other jurisdictions, and it may also negatively affect applications for licenses in new jurisdictions, or even prevent us from being licensed in such existing or new jurisdictions.

We may fail to identify and support players who are suffering from gambling problems.

Responsible gaming has been a topic of debate in Europe in recent years. Although we responded with updated guidelines, offer a variety of responsible gaming features on our platforms and have appointed an officer of responsible gaming to ensure that guidelines and routines are followed, there can be no assurance that we will be able to identify and support all players who are suffering from gambling problems. The failure to do so could damage our reputation and lead to increased regulatory scrutiny of our operations and marketing strategies and potential regulatory and civil enforcement.

Our efforts to block or limit access to our gaming platforms in certain countries, whether entirely or within certain states thereof, may prove inadequate.

The legal and technological solutions and marketing limitations that we apply in certain jurisdictions to block or limit the access to and the use of services by end users may prove inadequate. In certain countries as well as in certain states of some countries it is prohibited to provide gaming services, and in some cases it is prohibited for customers to participate in any gambling activity, although the gaming operator is located in another country or another state of the same country where it has been legally licensed through regulation. Although we avoid marketing to customers in countries and states where online gaming is prohibited by law (unless the industry regards EU law as superseding national regulation) and apply technical blocking of IP from “blacklisted” countries, our efforts may prove unsuccessful, in which case we could be subject to monetary penalties or other sanctions in the country or state whose laws were violated.

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

Regulatory frameworks associated with the iLottery, iGaming and online sports betting industries exist across a wide spectrum, including within particular countries. We currently have iLottery operations in approximately 20 jurisdictions, including several U.S. states where we hold supplier licenses as part of the CZR License (as defined below), and plan to expand our operations into new jurisdictions. In iGaming, we are licensed in 17 jurisdictions, and are currently in the process of obtaining licenses in 5 additional jurisdictions. Expansion into new jurisdictions will subject us to a wider range of different, and potentially conflicting, regulatory requirements, which may cause it to incur increased costs and expend a greater degree of time in ensuring compliance. Our business and operations may be adversely affected by inaccurate predictions of the financial cost and administrative burden of compliance in connection with expansion into new jurisdictions. Further, the likelihood of noncompliance may be heightened in the event of expansion, which could result in payment of liquidated damages or termination of contracts in the event of material noncompliance.

Negative publicity concerning our Company, our brands or the gambling industry in general could result in increased regulations and reputational harm.

The industries in which we operate are at times subject to negative publicity with regard to harmful gambling behavior, such as addiction, gambling by minors, risks related to digital gambling and alleged association with money laundering. Negative publicity regarding our Company or any of our brands, or publicity regarding problem gambling and other concerns with the lottery, gaming and other gambling industries in general, even if not directly connected to us, could adversely impact our business, results of operations, and financial condition. For example, if the perception develops that the lottery and/or gaming industries is failing to address such concerns adequately, the resulting political pressure may result in the industry becoming subject to increased regulation and restrictions on operations. Such an increase in regulation could adversely impact our results of operations, business, financial condition or prospects.

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

In addition, in the United States a number of state-level privacy laws have and will soon go into effect that introduce new data privacy rights for consumers and new operational requirements for companies. We are subject to the Virginia Consumer Data Protection Act (“VCDPA”), which took effect on January 1, 2023, and the Colorado Privacy Act (“CPA”), which will go into effect on July 1, 2023, both of which may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation. In addition, we may soon also be subject to other similar, and in some cases more stringent, data privacy laws, such as the California Consumer Privacy Act (“CCPA”), as modified by the California Privacy Rights Act (“CPRA”), which took effect on January 1, 2020 (with modifications taking effect on January 1, 2023), Connecticut Data Privacy Act (“CTDPA”), which goes into effect on July 1, 2023, and the Utah Consumer Privacy Act (“UCPA”), which goes into effect on December 31, 2023, similarly impose new privacy rights and obligations on businesses. More generally, some observers have noted the VCDPA, CPA, CCPA, CTDPA, and UCPA could mark the beginning of a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business. If we become subject to other state-level laws, guidelines or rules such as the CCPA, CTDPA, CPA, or UCPA, we may be required again to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation.

In Europe, we are subject to the European Union General Data Protection Regulation 2016/679 and applicable national supplementing laws (collectively, the “GDPR”) and to the United Kingdom General Data Protection Regulation and Data Protection Act 2018 (collectively, the “UK GDPR”) (the EU GDPR and UK GDPR together referred to as the “GDPR”). The GDPR imposes comprehensive data privacy compliance obligations in relation to our collection, processing, sharing, disclosure, transfer and other use of data relating to an identifiable living individual or “personal data.” We act as both a controller (including a joint controller) and a processor of personal data and must comply with obligations specific to our role. Controller obligations are onerous and include adhering to a principle of accountability which requires us to demonstrate compliance through policies, procedures, training and audit; providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities; facilitating rights for data subjects in regard to their personal data (including data access rights, the right to be “forgotten” and the right to data portability); complying with international data transfer requirements; implementing security measures; contracting obligations; and notifying data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches. We also act as a data processor on behalf of our customers and have data protection obligations as a processor as well as to our customers, including obligations in relation to contracting, security, and assisting customers

We are also subject to EU and UK rules with respect to cross-border transfers of personal data out of the EEA and UK, respectively, and recent legal developments and guidance have created complexity and uncertainty regarding transfers of personal data from the EEA and the UK to other countries, including to the United States. Most recently, on July 16, 2020, the Court of Justice of the EU (the “CJEU”) invalidated the EU-US Privacy Shield Framework (the “Privacy Shield”) under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on standard contractual clauses alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis, taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. The CJEU went on to state that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. The European Commission has published revised standard contractual clauses for data transfers from the EEA: the revised clauses must be used for relevant new data transfers from September 27, 2021; existing standard contractual clauses arrangements must be migrated to the revised clauses by December 27, 2022. We will be required to implement the revised standard contractual clauses, in relation to relevant existing contracts and certain additional contracts and customer arrangements, within the relevant time frames. There is some uncertainty around whether the revised clauses can be used for all types of data transfers, particularly whether they can be relied on for data transfers to non-EEA entities subject to the GDPR.

These recent developments require us to review and amend the legal mechanisms by which we make and/or receive personal data transfers to/in the U.S. and other countries outside of the EEA and UK, and create uncertainty and increase the risk around our international data transfer and operations. As the enforcement supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

We depend on a number of third parties in relation to the operation of our business, a number of which process personal data or other information on our behalf. We cannot guarantee the technical and organizational security measures or privacy standards of these third parties. Any violation of data or security laws by these third parties could have a material adverse effect on our business and result in the fines and penalties outlined below.

We are subject to the supervision of local data protection authorities in those EU jurisdictions where we are established or otherwise subject to the GDPR. Fines for certain breaches of the GDPR are significant, such as an amount equal to the greater of €20 million or 4% of total global annual turnover. In the UK, we are subject to enforcement and fines for certain breaches can be up to £17.5 million, or 4% of global annual turnover. In addition to the foregoing, a breach of the GDPR could result in regulatory investigations, reputational damage, orders to cease/ change our processing or use of our data, enforcement notices, and/or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.

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

We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, including the Payment Card Industry Data Security Standard (the “PCI DSS”) implemented by major card schemes, including Visa, Mastercard, American Express, Discover and JCB. These security standards apply in addition to our regulatory obligations, and applies to companies that collect, store or transmit certain data regarding credit and debit cards, holders and transactions. Any failure to comply with the PCI DSS may violate payment card association operating rules, federal and state laws and regulations, and the terms of our contracts with payment processors and merchant banks. Such failure to comply may result in the loss of our ability to accept credit and debit card payments, subject us to fines, penalties and damages. In addition, there is no guarantee that PCI DSS compliance will prevent illegal or improper use of our payment systems or the theft, loss or misuse of data pertaining to credit and debit cards, credit and debit card holders, and credit and debit card transactions.

We are subject to anti-money laundering laws and regulations in the United States, the European Union and the United Kingdom as well as other jurisdictions in which we operate.

We are subject to reporting, recordkeeping and anti-money laundering provisions in the United States, the European Union and the United Kingdom, and are subject to similar requirements in other jurisdictions in which we operate. Recently, there has been increased regulatory scrutiny by the United States, the European Union, the United Kingdom and other regulators and law enforcement agencies on companies in the gaming industry and compliance with anti-money laundering laws and regulations. Anti-money laundering laws and regulations are evolving quickly and could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Any determination that we have violated such laws or regulations, or any accusations of money laundering or regulatory investigations into possible money laundering activities, could have an adverse effect on our business, financial condition and results of operations and cash flows, and changes in these laws or regulations could result in increased operating costs.

We are subject to economic and trade sanctions laws and regulations.

We are subject to economic and trade sanctions laws and regulations in the various jurisdictions in which we operate, including those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant sanctions authorities in the United Kingdom and in European Member States, specifically Malta, Romania, Greece, Ireland, Germany, and Denmark. Our global operations expose us to the risk of violating, or being accused of violating, economic and trade sanctions laws and regulations. Our failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can also be disruptive and cause us to incur significant legal and investigatory fees. Despite our compliance efforts and activities we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition and results of operations.

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

We have implemented and maintain policies and procedures designed to comply with applicable anti-corruption laws and regulations. However, we cannot provide assurance that our internal controls and compliance systems will always protect us from liability for acts committed by employees, agents or business partners of ours that would violate U.S. and/or non-U.S. laws, including the laws governing payments to government officials, bribery, fraud, kickbacks and other related laws. Any such improper actions or allegations of such acts could subject us to civil or criminal fines and penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as related stockholder lawsuits and other remedial measures, all of which could adversely affect our reputation, business, financial condition and results of operations. Investigations of alleged violations can also be disruptive and cause us to incur significant legal and investigatory fees.

Our revenue may be impacted, to a significant extent, by macroeconomic conditions, as well as by COVID-19 and similar health epidemics and contagious disease outbreaks.

Our business is sensitive to macroeconomic conditions. Economic factors, such as heightened inflationary pressures, risks of a general recession, rising interest rates in key markets in which we operate, currency exchange rate volatility, changes in monetary and related policies, market volatility, consumer confidence, supply chain issues and unemployment rates, are among the most significant factors that impact consumer spending behavior. Weak economic conditions or a significant deterioration in either global or certain regional economic conditions, including those resulting from general macroeconomic factors, such as the recent precipitous rise in inflation and interest rates, health epidemics, such as the ongoing COVID-19 pandemic, man-made events, such as the ongoing conflict in Ukraine, may limit supply chains or increase their cost, reduce the amount of disposable income consumers have, which, in turn, reduces consumer spending, and would have an adverse effect on our business, financial condition, and results of operations.

The extent to which the COVID-19 pandemic affects our financial results and operations will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to associated responses including new or escalated government or regulatory measures in markets where we operate and the cancellation of sports events in connection with COVID-19. In addition, new pandemics, similar health epidemics and contagious disease outbreaks may emerge in the future that could have similar negative effects on macroeconomic conditions generally and as a result may materially and adversely affect our business, results of operations, cash flows or financial condition.

Conditions in the jurisdictions where we operate could materially and adversely affect our business, including, for example, in connection with the ongoing war in Ukraine.

Our offices are located in Tel Aviv, Israel, and a number of our officers and directors are living in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations, including, without limitation, the judicial reform efforts currently led by the Israeli government, the final form of which is yet unknown. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel could adversely affect our operations and results of operations.

In addition, one of our offices is located in Kyiv, Ukraine, where we have approximately 400 employees and a significant part of the development team is located. Russia’s invasion of Ukraine and the related measures taken by the U.S., EU, UK and other jurisdictions, and NATO, including economic sanctions and export controls imposed as a result thereof, have created global security concerns and could have an impact on regional and global economies.

We cannot predict the impact of Russian activities in Ukraine and any heightened military conflict or geopolitical instability that may follow, including additional sanctions or counter-sanctions. While we continue to monitor the situation in Ukraine closely, any prolonged or expanded unrest, military activities or sanctions could have a material adverse effect on our operations.

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

If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our Ordinary Shares, such person may be treated as a “U.S. shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries will be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A U.S. shareholder of a controlled foreign corporation may be required to report annually and include in its United States taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a U.S. shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a U.S. shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s United States federal income tax return for the year for which reporting was due from starting. We cannot provide any assurance that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a U.S. shareholder with respect to any such controlled foreign corporation or furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A U.S. investor should consult its advisers regarding the potential application of these rules to an investment in our Ordinary Shares.

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

In light of these regulations and the potential impact on our business, our articles of association allow for the restriction of stock ownership by persons or entities who fail to comply with informational or other regulatory requirements under applicable gambling laws, who are found unsuitable to hold our shares by competent authorities, whose stock ownership adversely affects our ability to obtain, maintain, renew or qualify for a license, contract, franchise or other regulatory approval from a gambling or lottery authority or a purported transferee of a stockholder who acquires shares made invalid pursuant to our articles of association. Due to related licensing requirements, one of our Founding Shareholders recently undertook to reduce his ownership stake in the Company. Should a shareholder fail to comply with regulatory requirements in this or a future case, and should the Company fail to pursue all lawful efforts to require such compliance, we may face disciplinary action in the applicable jurisdiction or our licenses in such jurisdiction may be in peril.

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

We are an emerging growth company, as defined in the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors because we may rely on these reduced disclosure requirements.

We are an emerging growth company, as defined in the JOBS Act, and we could continue to be an emerging growth company for up to five years following the completion of our initial public offering.

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

Although we are a foreign private issuer and may elect to follow home country rules in lieu of certain Nasdaq listing rules, we are required, among other things, to have an audit committee that satisfies Nasdaq Listing Rule 5605(c)(2), including independence requirement of Nasdaq Listing Rule 5605(c)(2)(A)(ii). As previously disclosed, Ms. Lisbeth McNabb, who served as a member of the Board since May 2021, and also served as chair of the Audit Committee and as a member of the Compensation Committee and Nominating and Corporate Governance Committee, resigned from the Board effective April 21, 2023.  As a result, Nasdaq notified us that we are not in compliance with Nasdaq Listing Rule 5605(c)(2)(A) requiring three members on our audit committee. As such, we are relying on the cure period allowed for under Nasdaq Listing Rules to fill such vacancy with a qualified individual, and if we fail do so, we could become subject to delisting by Nasdaq.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

We are a “controlled company” under Nasdaq rules, and we are able to rely on exemptions from certain corporate governance requirements that provide protection to shareholders of companies that are not controlled companies.

The Founding Shareholders held as of April 2023 approximately 59.1% of our issued Ordinary Shares. Accordingly, we are a “controlled company” under Nasdaq rules. As a controlled company, we are exempt from Nasdaq rules with respect to certain corporate governance requirements, such as the requirement that we have a majority of independent directors and we utilize this exemption. While we do not currently take advantage of other exemptions, if we elect to take advantage of any other exemptions in the future, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all Nasdaq rules.

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

Based on our market capitalization and the composition of our income, assets and operations, we believe we were not a PFIC for the year ending December 31, 2022 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our Ordinary Shares, which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service may take a contrary position with respect to our determination in any particular year, and, therefore, there can be no assurance that we were not a PFIC for the year ending December 31, 2022 or will not be classified as a PFIC for the current taxable year or in the future. United States Holders should consult their tax advisers regarding the application of these rules. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our Ordinary Shares. See Item 10.E. “Taxation - Material United States Federal Income Tax Considerations for United States Holders - Passive Foreign Investment Company.”

We continue to incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, Nasdaq rules and other applicable rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations continue to increase our legal and financial compliance costs and continue to make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our board of directors.

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

ITEM 4.          INFORMATION ON THE COMPANY

4.A.          History and Development of the Company

We are a technology-driven provider of end-to-end iLottery and iGaming solutions and were initially organized under the laws of the Grand Duchy of Luxembourg (“Luxembourg”) as a private limited liability company (société à responsabilité limitée) on April 10, 2014 and converted into a public limited liability company (société anonyme) under the laws of Luxembourg on November 10, 2020 by completing the Initial Public Offering (the “IPO”) of our Ordinary Shares and their listing on Nasdaq Global Market. As part of the conversion we executed a 1:8.234 reverse share split. Our registered office is located at 63-65 rue de Merl, L-2146 Luxembourg and our telephone number at this address is +352-2040119020.

Our principal executive offices are located at 10 Habarzel Street, Tel Aviv, 6971014, Israel. Our telephone number at this address is +972-73-372-3107. Our website address is https:// neogames.com. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website address as an inactive textual reference only. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov. Under the rules of the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a “foreign private issuer,” we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Exchange Act. Our agent for service of process in the United States is Puglisi & Associates and its address is 850 Library Avenue, Suite 204, Newark, DE 19711.

Selected Recent Developments

The Aspire Acquisition

On June 14, 2022, we completed a tender offer to acquire the shares of Aspire (the “Aspire Tender Offer”), and on August 11, 2022 we completed a squeeze out procedure for the remaining outstanding shares, after which we now own 100% of Aspire. The consideration paid by us for Aspire shares was SEK 111.00 per Aspire share with respect to 50% of Aspire shares, and 0.320 NeoGames ordinary shares (in the form of SDRs) for the remaining 50% of Aspire shares. The acquisition was funded through a combination of newly issued NeoGames ordinary shares and cash. We issued approximately 7.6 million ordinary shares (in the form of SDRs), and we also paid approximately $264 million (equivalent to SEK 2.64 billion) in cash. To partially fund the cash portion of the offer, we obtained fully committed debt financing from funds and accounts managed, advised or sub-advised by Blackstone Alternative Credit Advisors LP and/or its affiliates, consisting of a €187.7 million (approximately $198 million) term loan. The term loan, along with a €13.1 million (approximately $13.8 million) overfund facility, has a six-year maturity.

Since the completion of the acquisition we have been working to integrate Aspire into our business and to utilize efficiencies and realize synergies between the two companies. For example, following the acquisition we have been able to bring aggregation services, sports betting and managed services to our customers, and expanding lotteries to iGaming and sports betting. In addition, the acquisition allowed us to add complementary offerings to our product mix, consolidate functions and utilize economies of scale. Mr. Tsachi Maimon, the Chief Executive Officer of Aspire prior to its acquisition by the Company, has joined NeoGames as President and is heading a newly formed iGaming division.

Relationship with Pollard Banknote

In January 2023, the Company entered into an agreement with Pollard Banknote Limited formalizing its joint venture relationship with them regarding NPI and separately amended the existing Michigan Joint Venture Agreement with Pollard Banknote Limited. We believe that these agreements help reinforce the Company’s long-term approach aimed at promoting the continued success of NPI and, accordingly, the continuation of the Company’s support of NPI customers’ iLottery programs. In addition, the agreements provide the Company and Pollard the option to pursue future iLottery opportunities in the North American market either in partnership, as part of their joint venture, or independently.

Pariplay launch in Alberta

In January 2022, Pariplay, one of our subsidiaries and a leading aggregator and game studio, went live in Alberta, capturing a significant share of the casino tab wallet market. This expansion has been possible due to our partnership in NPI.

Entry into the Brazilian Market

On June 28, 2022, we announced the entry into a multi-year turnkey project with Intralot do Brasil, the lottery operator for over a decade for Loteria Mineira, the official lottery in Brazil’s second largest state, Minas Gerais. The agreement with Intralot do Brasil marks NeoGames’ entry into the Brazilian market with an end-to-end solution of iLottery and online sports betting. The agreement is also our first cooperation with BtoBet, which is a sports betting solution acquired by us as part of the acquisition of Aspire.

Pariplay’s agreement with Resorts

On January 11, 2023, we announced that Pariplay has entered into an agreement with Resorts Digital Gaming, the online arm of the first casino in Atlantic City - Resorts Casino and Hotel. Resorts Digital’s customers will be able to access Pariplay’s proprietary content as well as very popular third-party licensed games.

This partnership with Resorts Digital Gaming increases Pariplay’s footprint across North America to being approved to operate in five of the six jurisdictions in the United States that have regulated online gaming, as well as additional Canadian provinces.

Agreement with Metropolitan Gaming

The Company announced on February 1, 2023 that Aspire has entered into a multi-year agreement with Metropolitan Gaming, a leading, land-based U.K. operator group, which operates one of London’s biggest casinos as well as seven other premium locations in the United Kingdom. Pursuant to the agreement, Aspire will provide Metropolitan Gaming with its comprehensive online solution, incorporating its platform (PAM), managed services and casino aggregation solution.

Pariplay’s content agreement with DraftKings

On March 10, 2023, the Company announced that Pariplay entered into a content agreement with DraftKings, a major US-facing operator, in New Jersey. The Company’s in-house casino games studio content will be available to DraftKings customers in New Jersey. DraftKings will also have access to a large selection of top performing third-party games, including content exclusively available through Pariplay.

BtoBet’s preparedness for the North American market

BtoBet has developed it’s a North American facing self-service betting terminal (“SSBT”) and OTC (over the counter) betting solutions, such that we are now able offer a full range of betting solutions to land-based operators who wish to provide the same offerings on-land as they provide online.

Principal Capital Expenditures

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2022 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

4.B.          Business Overview

 Our Company

We are a technology-driven innovator and a global leader of iLottery and iGaming solutions and services for regulated lotteries and gaming operators, offering our customers a full-service suite of solutions, including proprietary technology platforms, two dedicated game studios with an extensive portfolio of engaging games – one in lottery and one in casino games, and a range of value-added services.

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

With the strategic acquisition of Aspire Global Plc (“Aspire” and, together with its subsidiaries, the “Aspire Group”) in June 2022, NeoGames now offers an innovative sports betting platform from BtoBet, an advanced content aggregation solution from Pariplay, and a complete set of B2B gaming tech and managed services. The combined Company has a true global presence, servicing customers in more than a dozen U.S. states, over ten countries throughout Europe, as well as operations throughout high growth regions such as Latin America and Africa. Expanding our customer base has also reduced the concentration of our revenues.

NeoGames was established as an independent company in 2014, following a spin-off from Aspire (formerly known as NeoPoint Technologies Limited), formerly a B2C and B2B, and currently a B2B service provider in the iGaming industry. Prior to the spin-off from Aspire, our management team was responsible for the iLottery business of Aspire, which derived the majority of its revenues from the sale of iLottery games to various lotteries in Europe. In 2014, we began to focus on the U.S. iLottery market, which opened in 2012 with the introduction of online lottery ticket sales in Illinois. In order to access this significant market opportunity, we partnered with Pollard Banknote Limited (“Pollard”), one of the leading vendors to the global lottery industry. In 2014, we signed our first turnkey solution contract in the United States with the MSL, as a sub-contractor to Pollard.

In July 2014 we formed NPI, a joint venture with Pollard, for the purpose of identifying, pursuing, winning and executing iLottery contracts in the North American lottery market. NPI combines the Company’s technology and iLottery business and operational experience with Pollard’s infrastructure, administrative capabilities and relationships with lotteries in North America. NPI is managed by an executive board of two members, consisting of two members appointed by NeoGames and two members appointed by Pollard. NPI has its own general manager and dedicated workforce and operates as a separate entity. However, it relies on NeoGames and Pollard for certain services, such as technology development, business operations and support services from NeoGames and corporate services, including legal, banking and certain human resources services, from Pollard.

Since its inception, NPI has secured iLottery contracts with the VAL, the NHL (as a sub-contractor to Intralot), the NCEL, the AGLC, the ALC and the Georgia Lottery. All of our iLottery business in North America is currently conducted through NPI, except in Michigan, where we support the Michigan iLottery as a subcontractor of Pollard pursuant to a Joint Venture Agreement dated January 14, 2014 between the MSL and Pollard (the “Michigan JV Agreement”). We continue to conduct all of our iLottery business outside of North America through NeoGames.

On January 10, 2023, we entered into a Limited Liability Company Agreement with Pollard (the “Limited Liability Company Agreement”) to formalize the terms and conditions governing the operation and management of NPI and provide that the purpose of NPI shall be to perform its obligations pursuant to existing contracts and consider additional iLottery opportunities as they may arise in the future. In addition, on January 10, 2023, we also amended the Michigan JV Agreement to provide that the joint venture is no longer limited to activities in the state of Michigan (the “Amended Michigan JV Agreement“). Pursuant to both the Limited Liability Company Agreement and the Amended Michigan JV Agreement, neither we nor Pollard are precluded from entering into a business relationship with any one or more of NPI’s suppliers for its own business purposes or exploring additional iLottery opportunities as they may arise in the future, provided that any such business relationship and additional opportunities do not intentionally interfere with or otherwise divert services of the supplier from NPI.

On June 28, 2022, we announced that the entrance into a multi-year turnkey project with Intralot do Brasil, the lottery operator in Brazil’s second largest state of Minas Gerais. The agreement marks the Company’s entry into the Brazilian market with an end-to-end solution of iLottery and online sports betting. The agreement was the Company’s first cooperation with BtoBet, the sports betting solution it gained as part of the Aspire acquisition.

We are a 100% digital business that is using technology to transform the traditional retail-based lottery market. Lotteries are a crucial revenue source for our governmental customers as they provide much-needed contributions to state budgets to fund public projects and initiatives. The iLottery industry, and we as a company, benefit from long-term, multi-year contracts with our customers that generally start with an initial term of four to seven years with additional embedded extension option. Moreover, our software-as-a-service business model allows our platform to be highly scalable in a growing industry while benefitting from a visible revenue stream tied to our customers’ gaming revenues. There are also significant barriers to enter the iLottery industry due to complexities surrounding regulatory and government contracts and specialized technology requirements. Understanding these dynamics, we have developed a leading market position in the United States. We currently provide, through NPI, iLottery solutions to the largest number of U.S. iLottery customers, including the three highest per-capita grossing iLottery programs in the United States (the Michigan, Virginia and New Hampshire iLotteries), which are also the three highest in iLottery penetration.

Aspire Group is a leading B2B provider of iGaming solutions, offering companies everything they need to operate a successful iGaming brand, covering casino and sports. The B2B offering comprises a robust technical platform, proprietary casino games, a proprietary sportsbook, a game aggregator and managed services. The platform itself can be availed of exclusively or combined with a wide range of services. With more than 15 years of operational experience in managing casino networks and developing in-house proprietary technology, Aspire is able to provide an iGaming solution that ensures every aspect of our partners’ casinos: starting with a robust platform including game aggregation to regulation, compliance, payment processing, risk management, CRM, support and player value optimization. The B2B offering also includes a game-aggregation service for external operators through the subsidiary Pariplay and a complete sport betting solution through its subsidiary BtoBet.

In January 2018, Aspire expanded its offering to include sports, becoming the first provider of a full turnkey solution to sport operators – with active operations in more than five regulated markets. During October 2019, the Pariplay Group, a leading aggregator and game studio, was acquired and in October 2020 the acquisition of the leading B2B sportsbook provider BtoBet was completed. Both acquisitions add significantly to the Aspire value chain. In October 2021, Aspire announced that it has entered into an agreement with the US-based Group Esports Technologies, Inc. for the sale of Aspire’s B2C segment (including the Karamba brand), for an aggregate consideration of up to approximately EUR 65 million. In addition, Aspire entered into a four-year platform and managed services agreement with Esports Technologies, Inc. In December 2021, Aspire signed an agreement to acquire 25% of bingo supplier BNG Investment Group Ltd  for USD 1.75 million in cash with an option to acquire all of the shares in three or five years’ time. This provides Aspire with access to a real omni channel technology and a proprietary offering in one of the biggest verticals in the iGaming industry.

The revenue model for B2B partnerships is characterized by relatively low set-up fees, moderate mark-up on services from third-party suppliers and mainly a share of the adjusted net gaming revenues. BtoBet and Pariplay apply revenue sharing models. The main operational costs are for technical development, licenses, customer service and the marketing of B2C brands up until the B2C divestment. As the license holder, Aspire receives net gaming revenues (NGR) directly from the players and keeps a royalty share before splitting revenues with partners, as opposed to many other platform providers, which receive a royalty payment from the operator regardless of the operator’s results. Aspire Group operates in more than 30 regulated markets spanning America, Europe and Africa, including countries such as the US, Colombia, Mexico, UK, Ireland, Spain, Portugal, Netherlands and Denmark. Offices are located in Malta, Israel, Bulgaria, Ukraine, North Macedonia, India and Gibraltar.

Our revenues (which, as discussed in Item 5. “Financial Condition and Results of Operations - Components of Results of Operations - Revenues),” excludes our NPI Revenues Interest (as defined therein)) were $165.7 million for the year ended December 31, 2022, an increase of 228% compared to our revenues of $50.5 million for the year ended December 31, 2021, and were $49.2 million for the year ended December 31, 2020 representing an increase of 2.6% from the prior year.

Our iLottery Solutions and Services

We offer iLottery solutions through two distinct business lines - turnkey solutions and games. Our turnkey solutions are tailored to each customer and can include a combination of any of our platforms, value-added services and game studio. Our games offering is related to our game studio, but consists solely of offering our portfolio of iLottery games to lotteries.

We also provide certain software development services to NPI and sub-license certain platforms to Caesars.

For more information on our contracts with Caesars, see Item 7.B. “Related Party Transactions.”

Our Technology Platforms

NeoSphere

The central technology platform we offer, NeoSphere, delivers comprehensive iLottery and iGaming capabilities through its player account management (“PAM”) module, and acts as the system of record for all transactions.

The NeoSphere platform provides and controls the functionality related to the management of players throughout their entire lifecycle. This includes registration (regardless of the digital channel used by the player), age and identification verification, geolocation sign-in, responsible gaming monitoring, product usage, issue resolution, player compliance, player retention, marketing and player services, as well as the functionality required for wallet transactions. The PAM module is where we collect, process and record every transaction associated with a player’s identification across the entire turnkey solution. The data collected through these online interactions gives us an insight into player preferences, and consequently informs the execution of player segmentation strategies to drive insightful iLottery and iGaming campaigns. Utilizing our responsible gaming and compliance features embedded throughout our solution, we also monitor gaming activity and provide controls and alerts customized for each player’s profile.

We believe the highly flexible and versatile PAM that we offer can power the management and operations of many forms of online gaming and is trusted by our customers for its performance and reliability. This PAM serves as the central platform for more than 35 iGaming customers in 30 regulated jurisdictions and powering more than 80 brands, including the AGLC where we serve a broad range of gaming verticals such as online lotto games, slots, instants and virtual and live dealer table games.

NeoDraw

  NeoDraw is one of only four central gaming systems certified by the U.S. Multi-State Lottery Association for the issuance, sale and operation of Draw based games (“DBGs”). The proprietary technology of NeoDraw has been developed specifically for the iLottery market and online players and is fully-integrated with the NeoSphere platform to facilitate the rapid implementation of DBGs as part of the complete turnkey solution.

NeoDraw is an example of specialized technology that iLotteries require. Providers of online casino games or sports betting typically cannot apply their technology used for online casino and sports betting to DBG offerings given the multifaceted nuances of lottery game mechanics and math.

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

Currently, all of our U.S. customers to whom we supply our turnkey solution have opted to employ NeoDraw to launch their iLottery offerings.

NeoPlay

NeoPlay is the technology platform we offer that manages online Instants (“Instants”) in which players can instantly reveal a pre-determined result through which they can learn whether their ticket entitles them to a prize. It facilitates configurations, including prize tables, payouts, ticket series setups, ticket price points and many other variables, and supports channels, including mobile, desktop and applications.

NeoCube

NeoCube is our data warehouse solution that is the central point of data collection from all verticals, which allows the creation and analysis of financial and business reports. The data collected with NeoCube provides the foundation for our data analytics team and allows them to perform in-depth analysis for our own operations as well as for our customers, across all gaming verticals.

Our iLottery Services

With more than 17 years of experience in the iLottery industry (including our management team’s operation of the iLottery business of Aspire), we have gained substantial knowledge and direct experience in the full spectrum of marketing and business operations which is essential to enable the revenue growth of our customers. The insights that we continue to gain from our broad view of analytics, game performance, player support, payment solutions management and more allows us to act as a strategic partner to our customers in jointly developing their iLottery businesses.

We provide services to our customers across four key areas: marketing operations, player operations, technology operations and business operations.

•
Marketing operations – we provide targeted marketing services and data analytics to our North American customers through the entire player lifecycle, from digital acquisition and onboarding to game participation. Such operations include, but are not limited to:

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

•
Player operations – leveraging years of experience managing players on behalf of our customers, we provide to our North American, European and other customers various services designed to offer the best possible services to iLottery and iGaming players. Such operations may include, but are not limited to, one or more of the following:

-	a customer service center based in the United States and Europe, which services our global customers;

-	CRM services for North American (through NPI), European and South American customers;

-	responsible gaming services to proactively detect and react to player gaming behaviors;

-	compliance services including anti-money-laundering (“AML”) and know-your-customer solutions to meet the customer’s local requirements; and

-	facilitating the flow of funds throughout the entire player lifecycle, from funding to cash-outs.

•
Technology operations – these operations, which we provide to many of our customers, are meant to provide the full spectrum of monitoring and maintenance of the platforms we deploy for our customers and protect the integrity of our back-end iLottery software. Such operations include, but are not limited to:

-	the deployment of our technology platforms in the form of a SaaS offering, with/out IaaS;

-	ongoing rollout of advanced versions of our software, third-party OS updates and security patches;

-	handling of all reported production incidents;

-	verification of technological defects, and potential escalation to the development team; and

-	monitoring system and the network’s performance for degradation and potentially fraudulent activity.

•	Business operations – we facilitate payment processing services by third-party vendors and manage customer-facing personnel. Such operations may include, but are not limited to:

-
integrating third-party payment solutions into our platforms to allow for Know Your Customer (KYC) services, geolocation services and various payment services such as credit and debit card transactions and bank transfers;

-	serving as merchant of record on behalf of our customers;

-	recruiting, training and managing customer service and CRM representatives;

-	acquisition marketing services; and

-	developing and managing the project plan required to deploy each solution.

Our iLottery Game Studio

     We believe that we were the first to build a separate business unit exclusively for the development of iLottery games. We believe that we have one of the largest iLottery game portfolios in the global lottery industry, having produced more than 350 proprietary games.

We believe that our competitive advantage extends to our operation of a game studio focused exclusively on iLottery. Games offered by lotteries need to comply with strict regulations and guidelines. We believe that our focus solely on iLottery enables us to produce the best iLottery games that meet such regulations and guidelines, while providing an entertaining and diverse player experience. We believe this ability is derived from our vast experience and deep understanding of the boundaries established by such regulations and guidelines and our proven ability to “innovate inside the box.”

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

iLottery Competitive Landscape

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

Our Competitive Strengths in iLottery

Technology design and flexibility

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

iLottery business operations experience

Our experience as a B2C and B2B gaming operator, initially within Aspire, followed by years of hands-on experience managing players on behalf of our U.S. customers as part of our player operations service, has helped inform how we manage and engage iLottery players. We have also gained substantial knowledge about the iLottery market and its participants in the past 17 years through our operations in Europe and the United States, and more recently South America. Our experience provides us a deep understanding of the characteristics of iLottery players, allowing us to customize our solutions to such players’ needs and interests.

We analyze our customers’ player game data daily to gain insights into game play mechanics and player preferences across multiple jurisdictions. Our focus is on the players and understanding their characteristics, perception of gambling, loyalty to the lottery brand and other attributes. We believe this understanding has contributed to the success of our game studio.

Time to market

We have deployed our turnkey solution to more U.S. lotteries that engaged a full-service iLottery provider than any of our competitors. The advanced nature of our technology, combined with our shared code practices, internal project management and deployment practices, allow us to launch faster than our competitors. For example, we launched our turnkey solution for each of the NHL and Intralot do Brasil within seven months of being awarded the contract, and within six months for the AGLC.

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

iLottery Revenues

Revenues by category of iLottery activity are as follows:

	For the year ended December 31,
	2022	2021	2020
	U.S. dollars (in millions)

Turnkey contracts:
North America	21.8	22.9	26.8
Europe	7.9	7.0	5.4
Games:
North America
Europe	1.7	2.0	2.1
Total royalties	31.4	31.9	34.3

Development and other services from Aspire	0.8	1.6	2.4
Development and other services from NPI	5.7	7.6	4.4
Development and other services from Michigan Joint Operation	1.4	1.4	1.4
Total Development and other services	7.9	10.6	8.2

Access to IP rights	14.2	8.0	6.7

Total	53.5	50.4	49.2

Our iLottery Growth Strategy

Our iLottery growth strategy is built upon the following pillars:

•	expanding the penetration of our existing customer contracts;

•	winning new turnkey contracts in the United States and additional jurisdictions such as Brazil, and possibly, Europe;

•	growing our game studio customer base;

•	expanding the scope of our existing customer contracts;

•	bringing our recently acquired portfolio of market proven solution in gaming aggregation and sport betting to our iLottery customers;

•	expanding our range of offerings and geographical presence; and

•	leveraging Aspire’s expertise in managed services into the iLottery industry.

Increase iLottery Penetration within Existing Markets

Based on our performance in Michigan and Virginia, our prior experience in certain European markets and more recently the launch in Brazil, we believe there remains considerable room for growth above the current level of iLottery Penetration both globally as well as in the United States. Leveraging our operational expertise and technology, we plan to work closely with our customers to strengthen the reach of our offering in each market.

Increase Scope of Existing Customer Contracts

We have a modular product offering. Each of our agreements can include some or all of the products that we offer. We believe there is significant potential to offer additional products and feature enhancements, after a customer has engaged with us initially with respect to some of our products. For example, when we procured our contract with the VAL in 2015, we offered only online subscription for DBGs However, in March 2020, following a change in legislation, the VAL chose to expand our contract to include both Instants and DBG offerings. The offering under the expanded contract launched in July 2020 and has an initial term through 2026 plus the option to extend for five additional years. Additionally, our acquisition of Aspire has allowed, and we believe will continue to allow, us to bring to our existing and future iLottery customers our newly acquired portfolio of market proven solution in gaming aggregation and sport betting. For example, we were awarded, through NPI, the contract with the AGLC in October 2019, and in 2022 Pariplay, a leading content and aggregator provider, went live in Alberta, capturing a significant share of the casino tab wallet market. Furthermore, we are now in the process of integrating Pariplay into Sazka. A number of our contracts are in their early years and, as such, provide us ample time to expand the offerings we provide to our existing customers.

We have gained substantial knowledge about the iLottery and iGaming markets and their participants in the past decade through our operations in Europe and the United States, and our experience provides us with a deep understanding of the characteristics of iLottery and iGaming players, allowing us to customize our solutions to such players’ needs and interests.

Win New Contracts in the United States

    We are a market leader in iLottery in the United States. With 67% market share of U.S. iLottery gross wagers in 2022 according to Eilers & Krejcik Gaming’s U.S. iLottery Tracker, our customers drive, with our technology solutions, games and services, a majority of U.S. iLottery GGR.

    We continuously seek to expand our operations in the U.S. by securing new contracts. While lottery is offered in 45 states and the District of Columbia, iLottery Instants or DBGs are currently offered in only ten states and the District of Columbia (excluding states that offer only subscription-based iLottery). As a result, 70% of the U.S. population in states that offer lotteries do not currently have access to iLotteries.

Grow our Game Studio Customer Base

We intend to further expand our revenue base by offering our popular iLottery games to new customers who use the platforms of other iLottery providers. We currently operate eight contracts in Europe pursuant to which we only provide games, and following our most recent NPI agreement, we plan to expand this offering and pursue opportunities in the Instants space independently in the United States and Canada.

Expanding our Range of Offerings and Geographical Presence

We are currently focused on expanding our North American business to become the dominant iLottery provider in the market. In doing so, we invest our resources and expertise into building top-tier iLottery technology and content. With a history of successful iLottery offerings developed for the North American market, we have expanded our offerings to Sazka, the lottery operator in the Czech Republic, Europe and Intralot do Brasil, the lottery operator in Brazil’s second largest state of Minas Gerais where we have “first mover advantage”, and we believe we have the ability to expand our offerings around the world. While we are currently focused on the North American market, we may decide to pursue additional opportunities around the world in the future. Additionally, following the acquisition of Aspire, we intend to use the distribution of Aspire customers to reach and expand the Instants presence in markets in jurisdictions in which Aspire operates.

Our iGaming Solutions and Services

Background on Aspire

Aspire is a leading B2B-provider of iGaming solutions, offering companies everything they need to operate a successful iGaming brand, covering casino and sports. Aspire’s iGaming business comprises a technical platform, proprietary casino games, a proprietary sportsbook, a game aggregator and managed services. Aspire also distributes third-party and proprietary games and sportsbook to external partners, through the acquisitions of game-aggregator and game studio Pariplay in 2019 and of BtoBet, a sportsbook provider, in 2020. Aspire operates in over 30 regulated markets spanning Europe, America and Africa, including countries such as the United States, United Kingdom, Denmark, Portugal, Spain, Poland, Ireland, Columbia and Mexico. Offices are located in Malta, Israel, Bulgaria, Ukraine, North Macedonia, India and Gibraltar. Aspire was founded in 2005 and was listed on Stockholm’s Nasdaq First North Premier Growth Market from 2017 until it was acquired by NeoGames.

On December 1, 2021, Aspire announced it had finalized the divestment of its B2C segment to the US-based group Esports Technologies, Inc. The divestment followed Aspire’s review of the B2C segment that was announced in March 2021. The B2C segment represents Aspire’s proprietary brands led by Karamba. The proprietary brands operated on the Aspire platform, side by side with B2B brands. Following the completion of the transaction, the B2C brands became platform partners to Aspire. The divestment of the B2C segment meant that Aspire became a purely B2B company with a continued strong focus on profitable growth.

iGaming Division Overview

Aspire provides the full range of B2B-services with a proprietary technical platform, proprietary casino games, a proprietary sportsbook, a game aggregator and managed services. Aspire can offer its various products independently from each other and also as a ‘one stop shop’ solution for iGaming operators – with more than 80% of revenues coming from taxed, locally regulated or soon to become regulated markets. The B2B-offering is targeted at casino and sports operators as well as land-based operators and experts in marketing such as affiliates and media companies, with strong brand awareness and the ability to generate large volumes of online traffic. Aspire can manage every aspect from regulation and compliance to payment processing, risk management, CRM, support and player value optimization, allowing operators to focus on marketing their brand and generating traffic.

The iGaming business

Our iGaming business comprises three segments: Core, Games (Pariplay), and Sports (BtoBet).

•
Core: Aspire Core allows operators to operate under their own local licenses or under Aspire’s licenses in numerous markets, with the license in Malta covering all .com markets. Joining Aspire provides operators with access to a large number of markets without having to apply, in most cases, for licenses of their own. Aspire’s platform partners have access to on-demand data analysis services in addition to a wide array of analytical tools that provide complete control of statistics and activity, such as data collection, daily report management, business intelligence, API gateway reports, back-office systems and real time data capabilities. The platform is continuously updated with new features relating to regulation and ongoing compliance. The in-house regulation and compliance team monitors all operations, conducts ongoing training and provides partners with regulatory updates and marketing guidelines for their jurisdictions. The platform itself can be used exclusively or combined with a wide range of managed services such as customer support, CRM tools and financial services.

•
Games (Pariplay): Founded in 2010, Aspire subsidiary Pariplay is a leading aggregator and content provider. Within the games  segment, Aspire offers both a wide variety of proprietary games produced from in-house studio as well as a wide array of third-party games from suppliers, all integrated into one API and single integration, accompanied by engagement and retention tools on the aggregation platform. See below “- Our Wizard Games Studio” and “- Our content Aggregator - Pariplay” for further details.

•
Sports (BtoBet): The acquisition of BtoBet, a leading sportsbook provider, in October 2020 was a major step in the creation of an offering that covers all the main elements of the B2B iGaming value chain. With the proprietary sportsbook, Aspire controls the IP in major elements of the value chain and can steer the complete roadmap. In addition, it also provides Aspire with great flexibility when it comes to adding new features and securing fast time to market.

      Our iGaming businesses serve European, American and African markets.

  On December 10, 2021, it was announced that Aspire had signed an agreement to acquire 25% of bingo supplier BNG Investment Group Ltd with an option to acquire all of the shares in three- or five-years’ time, providing Aspire with an access to a real omni channel technology and a proprietary offering in one of the biggest verticals in the iGaming industry.

Our Wizard Games Studio

With the acquisition of Aspire, we now have an additional games studio, Pariplay’s “Wizard Games”, which focuses on developing content for traditional Slots. Wizard Games focuses on regulated markets and we believe it is currently one of the leading games studios in regulated Canadian markets. Wizard Games has dedicated management with years of experience serving other leading games studios. The fact that Wizard Games is part of the NeoGames group, which provides managed services including direct communication with players, allows the studio to better understand player behavior, including their likes and dislikes. This shared knowledge allows Wizard Games to produce better games. Wizard Games currently produces approximately 25 games per year and is able to learn from the Company’s extensive database in order to improve the quality of the games it produces.

Our Wizard Games studio offers more than 100 games in more than 30 regulated markets.

Our Content Aggregator - Pariplay

Operators seek to have unique offerings so as to differentiate themselves from other operators, which they do by constantly expanding their offerings with new and attractive content. Operators who wish to expand their offerings can either do so by directly integrating with each and every content provider, which entails large expenditures and technical challenges and may divert the operator’s attention from its players. Additionally, content providers are required in regulated markets to comply with dynamic regulation, which can often be challenging. Alternatively, operators can choose to integrate with a content aggregator.

Our content aggregation solution, Pariplay’s “Fusion”, allows operators to have access not only to our proprietary studio Wizard Games, but also to many other games studios, without the need to integrate them one by one. In addition to connecting operators to content providers, we have developed additional marketing layers on the aggregation level, making our free spins, tournaments and prize tools accessible to operators through our backend and enabling them to offer any promotional tool they want to any content provider.

Pariplay’s solution and the experience gained by operating in many regulated markets allows it to enter a new market and learn the market and the players preferences, and share such knowledge with the Company’s subsidiaries. We believe that Pariplay has large potential in unregulated markets that move to being regulated and, in already regulated markets, where such regulation is complex or onerous.

Our Sports Betting Solution

Sports betting is one of the largest verticals in online gaming and is typically the first regulated vertical once an unregulated market moves to being regulated. This means that sports betting is essential, especially for operators who wish to be active in regulated markets, since acquiring sports betting players may lead to such players participating in other games offered by the same operator, which increases player value for such operators.

In some markets, land-based operators seeking to be active in the online space also want to offer retail terminals (SSBTs), so as to provide their players an omni-channel experience.

Although BtoBet has a relatively short operating history, it is already active in many regulated markets and has positioned itself as a top supplier in Africa. In addition, BtoBet can already offer its SSBTs to operators who wish to make their offering available to retail customers. We believe that BtoBet is positioned to meet the growing demand for a good sport product in North America, both online and retail.

Portals and Mobile Apps

We provide portal development services to more than 20 of our iGaming customers as well as mobile apps to 5 of our iGaming partners.

iGaming Competitive Landscape

Many countries beginning to regulate iGaming and sport betting directly. Due to such move, operators and suppliers are required to move from a global license to a local license in each and every jurisdiction within which they wish to operate. This move filters out gaming companies that do not elect the regulated path. In addition, the requirements imposed on gaming companies that elect to pursue local licenses are higher than the requirements of a global license. We elected, in each of our four business segments, to pursue and obtain as many local licenses as possible in the jurisdictions in which we operate, and our competition has been characterized by such election.

Competition in iGaming in regulated markets is localized. For example, BtoBet’s competitors are Kambi, BetRadar, OpenBet and SportNco, while Pariplay’s Games studio competitors in are Netent, Red Tiger, Light & Wonder, IGT and Playtech and in the aggregation business Pariplay faces competition from Light & Wonder, Relax Gaming, Games Global and EveryMatrix. Aspire, as a provider of solutions that combine a platform games and sport, faces competition from platform providers that also offer similar services, including Playtech, EveryMatrix, GIG and GAN.  We also see companies that offer only a platform competing against us in some jurisdiction, but we question the long-term viability of that business model.

Our Competitive Strengths in iGaming

  We believe we have the following competitive strengths:

•
Our operational experience – our experience running a successful B2C business and our track record of providing managed services to more than 30 operators have put us in a position where we have both the experience and confidence required to provide our services on a larger scale.

•
Scale of our PAM – our PAM serves some of the largest operators in the world, both in the iLottery as well as the iGaming businesses. Our strong track record allows us to attract large operators, which tend to engage with companies that already have experience handling big data in real time, as well as attract smaller operators.

•
Our geographical presence – our presence in many regulated markets provides us the ability to formulate appropriate work procedures that allow us to meet the different demands imposed by local regulators. Following the launch of our first product in any regulated market, we are able to prepare the infrastructure for the entry and launch of our other products services.

•
Owning the majority of the value chain – operators, whether land-based or operating online, prefer nowadays more than before to engage with a single supplier that can offer and provide them everything that they need for them to operate successfully. This provides them advantages both from integration and product perspectives as well as financially. Our iGaming services provide fast access to markets and allow operators to focus on marketing and operations instead of administrative or technical aspects.

iGaming Revenues

Revenues by category of iGaming activity are as follows:

	For the year ended December 31, 2022
	Core	Games (Pariplay)	Sports (BtoBet)	Eliminations	Total
	U.S. dollars (in thousands)

Revenues	80,475	18,265	13,360	-	112,100
Revenues (inter-segment)	-	5,876	369	(6,245)	-
Total Revenues	80,475	24,141	13,729	(6,245)	112,100

Our iGaming Growth Strategy

Our turnkey solutions growth strategy is comprised of:

•
Increasing volume of our existing operators - our iGaming division has more than 100 operators/customers. We aim to improve our offering to them by opening new markets, increasing content and improving their players’ data value. We have dedicated partner success managers that work closely with these operators, and these dedicated partner success managers seek to assist the operators grow their business with us.

•
Expanding to new markets – our iGaming division is present in more than 30 regulated markets, and we continuously seek to enter additional regulated markets, which offers our local and international operators the opportunity to start their business or expand it. Given that regulated markets usually limit the number of active operators, our operators may face less competition than in a non-regulated market.

•
Adding marketing tools to our existing products – we believe that having a product live in a brand is not enough. In a saturated environment such as the iGaming industry, operators look for added value for their players. By providing additional, unique and, in some jurisdictions, proprietary marketing tools, we believe that our operators don’t have to wait long before they start seeing returns on their investment, which allows them to continually grow their business.

•
Expanding our proprietary product offering - operating in a regulated market requires operators to be fast and creative as well as seek to differentiate its offering from others, while maintaining a pricing model that makes their business more sustainable. Therefore, we continuously seek to increase our offerings to operators.

Our content aggregation growth strategy is comprised of:

•	integrating to as many operators as possible in the majority of regulated gaming markets, and specifically to the top three operators in each such market;

•	increasing the mix of our proprietary content; and

•	providing engagement features and functionality.

Our sports betting growth strategy is comprised of:

•	entering the North American market with our sports betting offering; and

•	expanding to additional markets in Latin America.

Benefits of Combining iLottery and iGaming

The combination of NeoGames and Aspire has resulted in a well-diversified iLottery, digital sports betting and casino B2B leader in the global gaming marketplace and provides customers full turnkey technology solutions with respect to their iLottery, digital sports betting and casino offerings. The combined Company has a true global presence, servicing customers in more than twenty U.S. states, over fifteen countries throughout Europe, as well as operations throughout high growth regions such as Latin America and Africa.

The fact that both companies share a common origin and a common technology foundation will, we believe, allow us to benefit from revenue synergies efficiently. These shared roots also mean that both companies share important cultural and management values which again will smooth the transitional period.

NeoGames believes the proposed combination of NeoGames and Aspire could result in the following benefits to the combined business:

Technology and Product Offering Enhancements Elevating the Go-To-Market Strategy

As lotteries around the world are seeking comprehensive turn-key solutions that include iLottery, online sports betting and iGaming products and services, we believe that the ability to provide a complete end-to-end solution is becoming an increasingly important consideration for lotteries around the world when selecting platform and content providers. The combination of iLottery, online sports betting and iGaming creates a comprehensive product offering that will enable us to compete and win contracts in markets where lotteries operate sports betting and iGaming, providing additional revenue opportunities. Furthermore, the combination enhances our ability to address all aspects of our customers’ needs in-house, reducing the requirement for third party solutions.

Provides Strategic Opportunities to Accelerate and Diversify Growth

NeoGames’ positioning in the U.S. as a leading iLottery platform provider, with technology platforms that are deployed and operational in over a dozen U.S. states across lotteries and gaming, could further facilitate and accelerate Aspire’s entry into the growing U.S. market. Further, Aspire’s online sports betting and iGaming operating capabilities with experience operating outside of the U.S. could assist NeoGames to establish a presence in the sports betting and iGaming verticals in emerging high growth regions, such as Latin America and Africa.

For example, we marked our entry into the Brazilian market with the announcement in June 2022 of a multi-year turnkey project with Intralot do Brasil, the lottery operator in Brazil’s second largest state of Minas Gerais, offering an end-to-end solution of iLottery and online sports betting. The agreement is the Company’s first lottery integration with BtoBet, the sports betting solution gained as part of the Aspire acquisition.

Diversified Revenue Streams and Improved Growth Profile

Aspire’s complementary online sports betting and iGaming offering diversifies NeoGames’ revenue streams, both geographically and by product. NeoGames will be able to pursue sports and gaming initiatives globally for lottery customers and enter into the adjacent TAMs of online sports betting and online gaming. Together, NeoGames and Aspire operate across three continents globally. Combing the power of the global reach with a comprehensive product offering, which brings efficient product development and faster new market launches, NeoGames believes meaningful revenue synergies could be realized over the long term. NeoGames believes that the combined product offering will better position the Company to win contracts in markets that were previously inaccessible.

Additionally, reducing third party costs and fees, eliminating duplicative public company costs, aligning of research and development activities and a reduction in general and administrative costs could potentially create cost synergies over time.

Committed to Continued Profitable Growth

Both NeoGames and Aspire have operated separately as high growth and highly profitable entities for a number of years. The combination of the companies, which we believe will result in reduced reliance on third party vendors and improved margins, increased TAM and growth profile, is expected to lead to additional opportunities to accelerate growth and to further expand already strong margins.

Enhanced Management Expertise

The combined company will be led and supported by the market-leading capabilities of an experienced, joint management team. Having worked together successfully in the past, NeoGames’ and Aspire’s management teams represent a strong cultural fit as each focus on innovation and a customer-centric approach to their respective markets and products.

Seasonality

Our quarterly results of operations may vary as a result of seasonal fluctuations during periods such as holidays and weather conditions, during which users spend increased time on entertainment, including games and mobile applications, which increases our customers’ usage of our advertising network and other solutions and may impact our revenue. We may also experience fluctuations due to factors that may be outside of our control that drive usage up or down. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. Further, as our revenue from quarter-to-quarter is dependent on various factors including external factors outside our control, it is difficult to isolate the impact of these seasonal trends on our business and there can be no assurance that these patterns will continue.

Sports betting is however subject to seasonal fluctuations that may impact our revenues and cash flows. Most major sports leagues and events do not operate year-round and our operations will be impacted by variations in the sports calendar over the course of a given year. In particular, certain sports leagues operate formats (playoffs, championships, cup finals, etc.) that naturally result in increased customer interest as the end of the season approaches for those sports. Similarly, certain sporting events only operate at specific times of the year (e.g. major tennis tournaments) and certain other events only operate on a multi-year cycle (Olympics, FIFA World Cup, UEFA Nations League, etc.). The majority of our sports betting revenues are generated during the major leagues seasons in the respective countries we serve, and we will continue to experience this effect on revenues from sports betting also in new markets that we enter.

Intellectual property

We currently own most of the intellectual property required for our operations and use the remainder of the intellectual property required for our operations through a perpetual, assignable license.

We have obtained rights to use intellectual property of third parties through licenses and service agreements with those third parties. Although we believe these licenses are sufficient for the current operation of the Company, such licenses typically limit our use of the third parties’ intellectual property to specific uses and for specific time periods. We believe that we have the personnel needed to manage and adapt our intellectual property as necessary to support our business operations.

Most of our intellectual property is in the form of rights in software code and trade secrets that we use in the operation of our iLottery and iGaming offerings and related services, as well as registered and unregistered trademarks. We rely on a combination of copyright, trademark and trade secret laws in the United States, Europe and other jurisdictions, as well as license agreements and other contractual protections, to protect our proprietary technology. We also protect our intellectual property rights by implementing a policy that requires our employees and independent contractors involved in development of intellectual property to enter into agreements acknowledging that all intellectual property generated or conceived by them on our behalf are our property, and assigning to us any rights that they may claim or otherwise have in those works or property, to the extent allowable under applicable law. Our confidential information is protected by a combination of information security systems and non-disclosure agreements with third parties, including our employees and independent contractors.

Our agreements with business partners and lotteries to which we provide our iLottery and iGaming offerings and services contain provisions safeguarding our rights to our intellectual property.

Regulation

After having acquired Aspire in 2022, we have added casino games and sports betting services to our group’s operations. These areas come with additional challenges. iGaming in the United States and certain markets in Europe, the provision of PAM module, and operation of lotteries in the United States and internationally is subject to extensive regulation.

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

Subject to all applicable law and regulation, our articles of association provide for the suspension of certain rights attached to our Ordinary Shares that are held by unsuitable shareholders and the disposal of any of our Ordinary Shares owned or controlled by an unsuitable person or its affiliates by transfer to one or more third-party transferees. If such unsuitable person fails to dispose of our Ordinary Shares within the required period of time, we may in good faith dispose (or procure the disposal) of such Ordinary Shares to a designated third party at the highest price reasonably attainable or, subject to applicable law and regulation and our articles of association, acquire such Ordinary Shares by way of a redemption. Due to related licensing requirements, one of our Founding Shareholders recently undertook to reduce his ownership stake in the Company. Should the shareholder fail to comply with regulatory requirements, and should the Company fail to pursue all lawful efforts to require such compliance, we may face disciplinary action in the applicable jurisdiction or our licenses in such jurisdiction may be in peril.

The awarding of lottery contracts and ongoing operations of lotteries in international jurisdictions is also extensively regulated, although international regulations typically vary from those prevailing in the United States and tend to focus more on the vendor and its senior management, rather than on individual shareholders.

There are risks involved with the offering of our iGaming services under the umbrella of Aspire’s Maltese license, which allows for the offering of services on an offshore basis in various countries in which Aspire operates. This interpretation of the reach of the Maltese license in certain jurisdictions is occasionally at odds with the interpretation given to local laws by local regulators.

In addition, there has been recently an increase in civil litigation claims in Austria (and, to a lesser extent, Germany) against operators who service the area using their offshore licenses, and the continued provision of services in these jurisdictions is currently under review. Austrian players are bringing about civil claims against operators who offer online casino games under the auspice of their offshore licenses, claiming such companies are operating without a proper license. Despite the contradiction with EU law in this area, Austrian courts are often ruling in favor of such players. As such, we are utilizing measures to reduce the risk in this area.

The addition of casino games and sports betting to our repertoire is also subject to the ongoing regulatory framework changes in Germany. Federal sports betting licenses and casino licenses are subject to a new regime change. As such, Aspire has applied for a local license in Germany in order to comply with this new regime.

In the United Kingdom, licensees (such as Aspire) are required to hold white label partners responsible for complying with local laws and regulations. Such requirements extend to areas of AML, advertising regulations and responsible gambling regulations. In the UK, extensive regulation is set in place in order to protect players in these areas. Aspire is working to constantly improve its due diligence process on business partners and take various steps to assure their compliance with local regulations.

On November 23, 2022, Aspire reached the conclusion of its license review by the United Kingdom Gambling Commission, which identified certain shortcomings in the system of controls it uses to monitor risks associated with its relationship with its partners. Aspire cooperated with the United Kingdom Gambling Commission throughout the investigation and took immediate corrective steps to address the identified failings. Aspire has received a warning and has agreed to pay a financial penalty of £237,600.

Social Responsibility and Responsible Gaming

We are committed to the integration of corporate social responsibility within our businesses, supporting the continued generation of sustainable value and enhancing our ability to deliver on its strategic objectives. We believe that our true value is reflected not simply by our balance sheet but through our intangible assets such as goodwill, our people and our reputation. As a leader in the iLottery and iGaming industries, we take our responsibilities to our customers and regulators seriously and are focused on cooperating with both on issues of responsible gambling. We provide our customers with robust solutions that facilitate responsible gaming for players, including embedded systems that assist in promoting a safe playing environment for all. By embracing policies and behaviors governing social responsibility, we create more valuable relationships with our stakeholders by demonstrating our focus on managing environmental and social risks in the business.

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

Employees

As of December 31, 2022, the Company had 216 employees located in Israel, 8 employees located in the United States, 172 employees located in Malta, 99 employees located in Bulgaria, 158 employees located in North Macedonia, and additional 42 team members spread across other EU Member States. Additionally, as of December 31, 2022, the Company had 39 dedicated contractors located in India, and 383 dedicated contractors and employees hired by our Ukrainian subsidiaries, of which, prior to Russia’s invasion of Ukraine in February 2022, approximately 107 left Ukraine to neighboring countries.

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

4.C.          Organizational Structure

The legal name of our company is NeoGames S.A., and we are organized under the laws of the Grand
Duchy of Luxembourg. For a broader perspective of our global reach, see below for an overview of our corporate structure.

NeoGames Corporate Structure

neogames

NeoGames Structure – Post Aspire Transaction

NeoGames S.A.* (Luxemburg)
99%
NeoGames S.R.O (Szech)
NeoGames Systems Ltd (ISR)
NeoGames Ukraine (UAH)
NeoGames US LLP (US)
NeoGames connect S.a.r.l (Luxemburg)
1%
50%
NeoGames Solutions LLC
NeoPollard Interactive
NeoGames Connect limited (Malta)
100%
Aspire Global Limited (Malta)
GMS Entertainment (Isle of Man)
Aspire Global US Inc.
BtoBet Limited (Gibraltar)
Holding and\or operating entities in various jurisdictions*
Pariplay Malta Limited (Malta)
Pariplay USA
Pariplay Limited (Gibraltar)

* As further detailed in Exhibit 8.1.

4.D.          Property, Plants and Equipment

The Company has an office in Tel Aviv, Israel, where it leases approximately 27,200 square feet of office space. The lease for this facility was extended for five years commencing on April 15, 2022 and will automatically extend for an additional five years unless we terminate it upon prior notice. A large part of our development team is located in Kyiv, Ukraine. To serve our team in Ukraine, we lease office space in the area of approximately 1,966 square feet. The lease for this facility will expire on June 2, 2029. The Company also leases office space, mostly for short terms, in Ukraine, Malta, Bulgaria, India, Gibraltar and Macedonia. NPI serves our iLottery customers in North America through an office space of approximately 18,100 square feet in Lansing, Michigan, USA. This facility is leased by Pollard iLottery Inc., and because it is used solely for the benefit of the operations of NPI and the MSL, the Company participates in 50% of its monthly costs. The lease for this facility will expire on March 31, 2027.

Shortly prior to Russia’s invasion of Ukraine, the Company’s wholly-owned Ukrainian subsidiary, NeoGames Ukraine, entered into an agreement for the renovation and long-term leasing of facilities in Kyiv to serve as a development hub for the Company. Pursuant to such agreement, the Company has prepaid approximately $490,000, to facilitate the construction and renovation project. This project has been put on hold until the situation in the region has stabilized and it becomes possible to continue the renovation plans.

We believe that our current facilities are adequate to meet our needs for the near future and that suitable additional or alternative space will be available on commercially reasonable terms to accommodate our foreseeable future operations.

ITEM 4A.          UNRESOLVED STAFF COMMENTS

None.

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our consolidated financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this Annual Report. Actual results could differ materially from those contained in any forward-looking statements. Our financial statements have been prepared in accordance with IFRS. See Item 3.D. “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” The discussion of our operating and financial review and prospects for the year ended December 31, 2020 compared to the year ended December 31, 2021, can be found in Part I, Item 5. of our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 14, 2022.

Our Company

We are a technology-driven innovator and a global leader of iLottery and iGaming solutions and services for regulated lotteries and gaming operators, offering our customers a full-service suite of solutions, including proprietary technology platforms, a sportsbook platform, two dedicated game studios with an extensive portfolio of engaging games – one in lottery and one in casino games, and a range of value-added services.

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

With the strategic acquisition of Aspire in June 2022, NeoGames now offers an innovative sports betting platform from BtoBet, an advanced content aggregation solution from Pariplay, and a complete set of B2B gaming tech and managed services.

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

Since its inception, NPI has secured iLottery contracts with the VAL, the NHL (as a sub-contractor to Intralot), the NCEL, the AGLC, the ALC and the Georgia Lottery. All of our iLottery business in North America is conducted through NPI, except in Michigan, where the contract is between the MSL and Pollard and we support the Michigan iLottery as a subcontractor of Pollard. We continue to conduct all of our business outside of North America through NeoGames.

Aspire Acquisition

On June 14, 2022 we completed our previously announced acquisition of Aspire for a total consideration amount of approximately $267.2 million in cash and 7,604,015 Swedish Depository Receipts of the Company (“SDRs”), each of which is convertible into one ordinary share of the Company. As of April 18, 2023, 48,672 SDRs have not yet been converted into Ordinary Shares and are expected to become fully converted by May 24, 2023, upon termination of the SDR program.

At the closing of the Aspire Tender Offer, we issued 7,604,015 SDRs, and paid approximately $267.2 million in cash to shareholders of Aspire.

At the closing of the Aspire Tender Offer, we entered into a senior facilities agreement with the Lenders (as defined below), consisting of a €187.7 million term loan, to partially fund the cash portion of the Aspire acquisition.  The term loan, along with a €13.1 million overfund facility, has a six-year maturity and bears interest at a rate of EURIBOR plus 6.25 percent per annum. See Note 15 to our consolidated financial statements included elsewhere in this Annual Report and Item 5.B. “Liquidity and Capital Resources – Financing for the Acquisition of Aspire”.

Our Customer Contracts

The core of our iLottery business model is our turnkey solution, which is our main iLottery revenue generator. Turnkey contracts generate long-term revenue streams that we believe we can increase over time, as in Michigan, to provide a strong return on investment.

We currently have, directly and through Pollard, Intralot and NPI, contracts to provide a turnkey solution to the MSL, the VAL, the NHL, the NCEL, the AGLC and Sazka and generate revenues from all these contracts. Our turnkey solution for the Michigan iLottery launched in August 2014, followed by our turnkey solution for Sazka, which launched in 2017. Our turnkey solutions for the NHL and NCEL were launched in September 2018 and October 2019, respectively, the VAL after a 2015 launch of an e-subscription program for DBG began operating a full iLottery program in July 2020 and our turnkey solution for the AGLC launched on September 30, 2020. The MSL Agreement was extended from December 2020 through July 2026. In 2022, we announced the entry into an agreement with the ALC for the provision of access to our game studio library of content through NPI, and a game content agreement with the Georgia Lottery. On June 28, 2022, we announced the entrance into a multi-year turnkey project with Intralot do Brasil, the lottery operator in Brazil’s second largest state of Minas Gerais. The agreement marks the Company’s entry into the Brazilian market with an end-to-end solution of iLottery and online sports betting. The agreement was the Company’s first cooperation with BtoBet, the sports betting solution it acquired as part of the Aspire acquisition.

In addition to our long-term turnkey contracts, NeoGames currently has eight games contracts with European customers, and we believe that we will secure additional games contracts in the future and that our revenues from games contracts will become a more significant part of our overall revenues, positively impacting our profitability.

For the years ended December 31, 2022, 2021 and 2020, we generated 8.6%, 15.8% and 13.6% of our revenues, respectively, from our contracts with William Hill, which were assumed by and assigned to Caesars on June 30, 2022.

Our revenues from North America represented 26% and 79% of our revenues in the years ended December 31, 2022 and 2021, respectively.

For our iGaming business model, we are a leading B2B provider of iGaming solutions to a wide variety of partners, ranging from tier 1 operators to start-ups. A significant portion of our customers are marketing companies specializing in “smart” on-line marketing, mostly in European markets and aiming to expand to Latin America. We offer everything a company needs to operate a successful iGaming brand, including casino and sports betting. The revenues we generate from our iGaming partners are from four separate streams: a fixed set-up fee, a mark-up on supplier services, a share of adjusted net gaming revenues and royalty payments.

NeoPollard Interactive

We generated 3.4% and 15% of our revenues in the years ended December 31, 2022 and 2021, respectively, from services provided to NPI, such as development services. We account for the financial results of NPI in our financial statements in accordance with the equity method. Although NPI’s results of operations can materially impact our profit (loss), the results of operations of NPI are only reflected in one line item in our consolidated statements of comprehensive income (loss) (Company’s share in gains of NPI) and our revenue and operating expenses do not reflect the results of operations of NPI.

However, due to its materiality to our operational results, we have included the audited financial statements of NPI for the years ended December 31, 2022 and 2021 in this Annual Report. In order to provide more visibility into the results of operations of NPI, we have also included under Item 5.A. “Results of operations - Results of Operations of NPI”a discussion of the period to period comparison of NPI’s results of operations.

Factors Affecting our Financial Condition and Results of Operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including those discussed below and in Part 3.D. “Risk Factors” of the Annual Report.:

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

Operating jurisdictions for iGaming business

Our iGaming business is concentrated on winning market share in regulated markets, which are currently limited in number. If more jurisdictions, mainly in the EU and across the U.S. decide to permit regulated gaming activities and operations through a licensing model, we believe that our experience and scale, as demonstrated by our social responsibility practices and existing relationships with gaming regulators, will allow us to present a compelling product suite coupled with experience and knowledge in operating in regulated gaming markets. That being said, regulated markets would normally be expected to generate lower operating margins due to taxation and product and other certification requirements, as well as greater platform customization required to meet regulatory requirements.

Intense competition in the B2B landscape in the U.S. iGaming market

We face significant competition in the evolving iGaming industry, especially in the U.S. market. Moreover, given that industry leaders control their own tech stack, the competition for the remaining contracts is very substantial. We compete on the basis of the content, features, quality, functionality, accuracy, reliability, innovation and price of our iGaming technology solutions, games and related operational services. We believe that we provide a unique solution for iGaming, offering a wide variety of B2B services, unique proprietary tools and a proprietary Sportsbook platform, which enables our partners to focus on marketing and player acquisitions. However, our competitors may be able to provide similar or superior solutions, and some of our competitors and potential competitors have substantially greater financial and other resources (including human resources) or experience than we do, which could limit our ability to contract with additional operators.

Reportable Segments

Since the Aspire acquisition was completed on June 14, 2022, we have managed our operations through four reportable segments: NeoGames, which represents all of our iLottery and related operations, and the following three reportable segments constituting our iGaming division with Aspire: Core, Games (Pariplay), and Sports (BtoBet).

	For the year ended December 31, 2022
	Lottery	Core	Games	Sports	Eliminations	Total
	U.S. dollars (in thousands)

Revenues	53,598	80,475	18,265	13,360	-	165,698
Revenues (inter-segment)	988	-	5,876	369	(7,233)	-
Total Revenues	54,586	80,475	24,141	13,729	(7,233)	165,698

The Company’ share in profit of Joint Venture and associate	21,585	525	-	-	-	22,110
Segment results	18,660	6,695	5,785	2,157	-	33,297

iLottery Segment

iLottery segment revenues increased 6.2% for the year ended December 31, 2022 compared to the year before, mainly due to higher revenues generated from our contract with William Hill, which was assigned to and assumed by Caesars on June 30, 2022, partially offset by lower revenues from services rendered to NPI. The segment profit increased to $18.7 million due to strong performance of the iLottery programs operated by NPI in the U.S., mainly during the second half of 2022.

Core Segment

Aspire Core segment revenues contributed $80.4 million for the period from the merger closing to December 31, 2022.

Aspire Core allows operators to operate either under their own local licenses or under Aspire’s licenses in numerous markets. Aspire’s platform partners have access to on-demand data analysis services in addition to a variety of analytical tools. The platform is frequently updated with new features relating to regulation and ongoing compliance. The in-house regulation and compliance team monitors operations, conducts ongoing training and provides partners with regulatory updates and marketing guidelines for their jurisdictions. The platform itself can be used exclusively or combined with a wide range of managed services, such as customer support, CRM tools and financial services.

  Aspire has been working with its partners using a revenue sharing arrangements. In arrangements wherein Aspire is the principal in the transaction, revenue is recognized on a gross basis and the third-party revenue portion related to the sale is recognized within distribution expenses as royalties. Conversely, in arrangements wherein the Company acts as an agent between the customer and the vendor, revenue is recognized net of costs.

In most arrangements through December 31, 2022, the Company was the principal. To determine whether Aspire is an agent or principal, management considers whether Aspire obtains control of the services or products before they are transferred to the customer. In making this evaluation, several factors are considered, most notably whether we have primary responsibility for fulfillment to the customer, as well as pricing discretion.

After the sale of its B2C segment in 2021 and related value proposition, Aspire has been working with the majority of its partners to transition to them the respective B2C capabilities. Commencing on January 1, 2023, Aspire has changed the related legal terms of partner contracts, allowing a substantial degree of control of the services or products to its partners. Thus, commencing on January 1, 2023, Aspire has reported revenues from the majority of its arrangements on a net basis.

Games (Pariplay)

Games segment has two growing product lines, proprietary content (“Wizard”) and aggregation service (“Fusion”), primarily driven by expansion of Pariplay into the North American regulated gaming market and expansion of content and aggregation services with our primary existing partners. Total segment revenues for the period from June 15, 2022 to December 31, 2022 were $24.1 million, of which $5.8 million constitute sales to internal group segments.

Sports (BtoBet)

BtoBet is a sportsbook provider with a proprietary sportsbook. In addition, BtoBet provides Aspire with flexibility when it comes to adding new features and securing fast time to market. BtoBet segment revenues contributed $13.7 million for the period from the merger closing to December 31, 2022.

Non-IFRS Information

This Annual Report includes EBIT, EBITDA and Adjusted EBITDA, which are financial measures not presented in accordance with IFRS that we use to supplement our results presented in accordance with IFRS. We define “EBIT” as net profit (loss), plus income taxes, and interest and finance-related expenses. We define “EBITDA” as EBIT, plus depreciation and amortization. We define Adjusted EBITDA as EBITDA, plus initial public offering expenses, share-based compensation, business combination related expenses and the Company’s share of NPI’s depreciation and amortization.

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

The following table reconciles our EBIT, EBITDA and Adjusted EBITDA to our net income (loss), the closest IFRS measure, for the periods indicated:

	Year Ended December 31,
	2022	2021	2020
	(in thousands)

Net (loss) income	$(18,965)	$4,652	$6,514
Income tax expenses	1,546	325	1,443
Interest and finance-related expenses	15,105	6,312	5,069
EBIT	(2,314)	11,289	13,026
Depreciation and amortization	35,611	14,613	11,657
EBITDA	33,297	25,902	24,683
Initial public offering expenses	-	-	2,796
Business combination related expenses	17,984	3,841	-
Share-based compensation	2,994	3,448	969
Company share of NPI depreciation and amortization(1)	$222	193	203
Adjusted EBITDA	$54,497	$33,384	$28,651

(1)  Represents 50% of NPI’s depreciation and amortization for the years ended December 31, 2022, 2021 and 2020 of $445,000, $385,000 and $405,000, respectively. In accordance with IFRS, NeoGames’ share of NPI’s expense is not recorded in our consolidated statements of comprehensive income (loss), but is rather reflected in our consolidated financial statements in accordance with the equity method, as we share in 50% of the profit (loss) of NPI. See Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

Components of Results of Operations

Revenues

We generate revenues from our B2B iGaming solutions offered through Aspire, iLottery turnkey solutions and games, contract with Caesars, joint operation of the Michigan iLottery for the MSL (the “Michigan Joint Operation”) and development services we provide to NPI.

The iGaming revenues we generate are from four separate streams: a fixed set-up fee, a mark-up on supplier services, a share of adjusted net gaming revenues and royalty payments

•	Fixed set-up fee – A fixed set-up fee is charged immediately following an agreement.

•
Mark-up on supplier services – A “cost plus” mark-up is charged for third-party services, such as fees to payment solution providers and game providers. We keep the mark-up at a moderate level while focusing on the royalty element.

•
Share of adjusted net gaming revenue – When a brand is launched on the platform, we and the partner split the net gaming revenues (NGR). We keep a royalty and pay the remaining share of NGR to the partner. To limit downside risk, in some cases a minimum platform fee is charged.

•
Royalties – Royalties from games and sport betting are calculated and invoiced as a percentage of the adjusted game win (player bets less player wins less adjustments), a fee for proprietary titles and another for aggregation of third-party games.

Our iLottery turnkey solution contracts and certain of our games contracts provide for a revenue share model that entitles us, either directly, or indirectly through Pollard, Intralot or NPI, to a predetermined share of either the NGR or the GGR generated by iLotteries using our platforms and/or games. Our share of NGR or GGR varies between customers and generally depends on the type and scope of value-added services provided to the customer. Our contract with Intralot Interactive S.A for providing games to the Croatian lottery is the only contract we have that is based on gross sales. The initial term of this contract expired and the contract has been renewed up to January 2022. This contract provides for a fee that is determined based on the GGR through our content on the Croatian lottery platform.

We post as revenues at least 50% of the revenues earned by the Michigan Joint Operation from the MSL, with an incremental 3 to 5% above our 50% share of royalties earned by the Michigan Joint Operation from certain games subsequently developed and provided by NeoGames as compensation for our development of such games. We record as revenues 100% of the revenues earned from our European customers.

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

We generate revenues from Caesars in the form of a monthly fee charged to Caesars for its access to the sub-licensed NeoSphere platform.

We also record as revenue a monthly fee we receive from each of the Michigan Joint Operation and NPI for certain software development and support services, which is calculated on a margin over cost basis.

The table below presents the revenues (including through the Michigan Joint Operation), as well as NeoGames’ NPI Revenues Interest, for the years ended December 31, 2022, 2021 and 2020.

	Year Ended December 31,
	2022	2021	2020
	(in thousands)

Royalties from turnkey contracts(1)	$29,729	$29,882	$32,252
Royalties from games contracts	1,709	1,994	2,006
Access to IP rights	14,293	7,959	6,697
Development and other services - Aspire	767	1,617	2,430
Development and other services - NPI(2)	5,651	7,578	4,404
Development and other services - Michigan Joint Operation	1,449	1,433	1,413
Revenues	$53,598	$50,463	$49,202
Aspire Global revenues	112,100	-	-
Total Revenues	$165, 698	50, 463	49,202
NeoGames’ NPI Revenues Interest(3)	$44,473	$34,052	$9,535

(1)  Includes NeoGames’ revenues mainly from the Michigan Joint Operation and Sazka.

(2)  Represents revenues recognized by NeoGames for services provided to NPI. Such amounts were also recognized as expenses by NPI. We share in 50% of the profit of NPI.

(3)  Represents 50% of NPI’s revenues in the years ended December 31, 2022, 2021 and 2020 of $84.5 million, $64 million and $18.0 million, respectively, plus an incremental $2,400 thousand, $1,820 thousand and $519 thousand, respectively, of royalties from certain games as compensation for our subsequent development of such games. We refer to this, collectively, as our “NPI Revenues Interest” — however, in accordance with IFRS, our NPI Revenues Interest is not recorded as revenues in our consolidated statements of comprehensive income (loss), but is rather reflected in our consolidated financial statements in accordance with the equity method, as we share in 50% of the profit of NPI subject to certain adjustments (including the incremental royalties mentioned above). See Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

Operating expenses

Distribution expenses. Distribution expenses are primarily comprised of royalties payable to Aspire operator partners, traffic-related costs, including processing fees (including geo-location costs and ID verification costs), third-party content costs, gaming taxes, call center expenses (including hardware and software maintenance costs, and telecommunication expenses), charges associated with contracts delivery contractual commitments, licensing tools and cloud solutions, personnel-related costs associated with these functions and occupancy costs associated with the facilities where these functions are performed.

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

Selling and marketing expenses. Our selling and marketing expenses are primarily comprised of costs of our marketing personnel, travel expenses and other sales and marketing-related expenses. Selling and marketing expenses are expensed as incurred. We intend to continue to invest in our sales and marketing capabilities in the future to continue to increase our brand awareness. While our selling and marketing expenses have decreased during the years ended December 31, 2021 and 2020 due to the effect of the COVID-19 pandemic on international traveling, conventions and marketing events, during the year ended December 31, 2022 and in tandem with the removal of pandemic related restrictions, we have resumed our participation in industry conventions and expending on international traveling.

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

Aspire business combination related expenses. Acquisition related expenses include primarily legal, investment banking, consultancy and accounting fees and expenses.

Depreciation and amortization

Our depreciation and amortization expenses are comprised of amortization of capitalized research and development costs we incur in connection with our technical group personnel. We amortize these capitalized costs on a straight-line basis beginning when development is complete and the asset is available for use and continuing over their useful life, as well as amortization of Aspire’s newly acquired intangible assets. We began to follow the directives of IFRS 16 in 2019, recognizing the annual costs of our leased premises within the amount of depreciation and amortization expenses.

Finance expense including interest expense with respect to funding from related parties

Our interest expenses are primarily comprised of interest we incur on the Senior Facilities Agreement. For the year ended December 31, 2022, we incurred $8.3 million of interest expense in connection with the Senior Facilities Agreement, paid by the Company for the funding of the cash portion of Aspire transaction.

The Aspire Promissory Notes were repaid in full upon maturity, on March 31, 2022. All borrowed amounts under the WH Credit Facility (including interest thereon) have been repaid in full by us in June 2022. For more information on the WH Credit Facility, see Item 7.B. “Related Party Transactions.”

Income taxes expense

We are subject to Luxembourg corporation taxes on profits derived from activities carried out in Luxembourg. NGS, our Israeli subsidiary, is subject to Israeli corporate taxes. NPI, NeoGames US, LLP and NeoGames Solutions LLC are subject to U.S. federal income tax as well as certain state income taxes. Due to the resources invested in growing and developing our business, we have, until recently, generated losses. As of December 31, 2021, our estimated cumulative carry forward tax losses were approximately $22 million. On May 18, 2021, we obtained a pre-ruling from the Israeli Tax Authority regarding the transfer of certain intellectual property rights relating to the online lottery business of NeoGames S.A. to NGS, the transfer price for which was determined by a third-party study to be $57.0 million, which had the effect of reducing our cumulative carry forward tax losses by the same amount. The book value of $57 million representing the value of the transferred intellectual property rights, will be amortized for tax purposes over a period of 8 years starting the year ended December 31, 2021. For more information regarding the pre-ruling, see Item 10.E. “Taxation – Tax Ruling of the Israeli Tax Authority.”

Income taxes are calculated in accordance with the tax legislation and applicable tax rates in force at the end of the reporting year in the countries in which the Company or its consolidated subsidiaries have been incorporated. The iGaming companies are subject to corporation taxes on profits derived from activities carried out in various jurisdiction: Malta, Israel, Ukraine, Bulgaria, the United States, India, Gibraltar, North Macedonia, Spain and Italy.

Company’s share in profits of NPI

We own 50% of the equity of NPI and we record 50% of NPI’s profit or loss as our profit or loss, as adjusted to compensate the Company for our games development and DBG sales.

5.A.          Results of Operations

The following tables set forth our results of operations in U.S. dollars and as a percentage of total revenues for the periods presented.

	Year Ended December 31,
	2022	2021	2020
	(in thousands)
Consolidated Statements of Operations Data:
Revenues	$165,698	$50,463	$49,202
Distribution expenses	97,579	9,889	6,685
Development expenses	10,278	9,428	7,452
Selling and marketing expenses	5,364	1,549	1,483
General and administrative expenses	23,306	12,300	7,496
Initial public offering expenses	-	-	2,796
Business combination related expenses	17,984	3,841	-
Depreciation and amortization	35,611	14,613	11,657
	190,122	51,620	37,569
Profit (loss) from operations	(24,424)	(1,157)	11,633
Interest expense with respect to funding from related parties	2,867	4,811	4,343
Finance income	-	-	(21)
Finance expenses	12,238	1,501	747
Company share in profits of Joint Venture and associated companies, net	22,110	12,446	1,393
Profit (loss) before income tax expenses	(17,419)	4,977	7,957
Income taxes (expense) benefit	(1,546)	(325)	(1,443)
Net income (loss)	$(18,965)	$4,652	$6,514

	Year Ended December 31,
	2022	2021	2020
	(as a % of revenues in absolute numbers)

Consolidated Statements of Operations Data:
Revenues	100.0%	100.0%	100.0%
Distribution expenses	58.9	19.6	13.6
Development expenses	6.2	18.7	15.1
Selling and marketing expenses	3.2	3.0	3.0
General and administrative expenses	14.1	24.4	15.2
Initial public offering expenses	-	-	5.7
Business combination related expenses	10.8	7.6	-
Depreciation and amortization	21.5	29.0	23.7
Profit (loss) from operations	(14.7)	(2.3)	23.6
Interest expense with respect to funding from related parties	1.7	9.5	8.8
Finance income	0.0	0.0	0.0
Finance expenses	7.4	3.0	1.5
Company share in profits of Joint Venture and associated companies	13.3	24.7	2.8
Profit (loss) before income tax expenses	(10.5)	9.9	16.1
Income taxes (expenses) benefit	0.9	0.7	2.9
Net income (loss)	(11.4)%	9.2%	13.2%

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenues

Revenues for the year ended December 31, 2022 were $165.7 million, an increase of $115.2 million, or 228.4%, compared to $50.5 million for the year ended December 31, 2021.

Revenues from our turnkey solution contracts decreased in 2022 by 0.51% to $29.7 million, compared to $29.9 million in 2021. The decrease was primarily driven by a 4.5% decrease in revenues from MSL partially offset by a 12.6% increase in revenues from Sazka.

Revenues from our games decreased by 14% in 2022 to $1.7 million, compared to $2 million in 2021. The decrease was primarily driven by the FX exchange impact on the EUR/USD rates of fixed priced contracts denominated in EUR combined with a reduction in volumes driven by our content in a few of our other main European accounts.

Revenues from our contracts with William Hill, which were assumed by and assigned to Caesars on June 30, 2022, and certain software services we provide to NPI and the Michigan Joint Operation, increased by 25% in 2022 to $23.1 million, compared to $18.6 million in 2021. This increase was primarily attributed to our support in the roll out of the NeoSphere solution in more than 13 additional U.S. states in 2022 and an increase in the scope of functionalities our solution was required to meet to support the contract with Caesars.

Revenues from Aspire contributed $112.1 to the overall 2022 revenues mix, which represents approximately 97% of the total year over year growth. See also Item 4.B. “Business Overview - iGaming Revenues” by category for further details.

Distribution expenses

Distribution expenses for the year ended December 31, 2022 were $97.6 million, an increase of $87.7 million, or 887%, compared to $9.9 million for the year ended December 31, 2021. The increase was primarily driven by inclusion of royalties in an aggregate amount of $86.4 million associated with charges due to Aspire operator partners. The remainder of the distribution expenses was comprised of the costs associated with operational fees linked to the delivery of the MSL Agreement, mainly attributed to processing and clearing fees as well as charges linked to the operation of our customer support unit.

Development expenses

Development expenses for the year ended December 31, 2022 were $10.3 million, an increase of $0.9 million, or 9.0%, compared to $9.4 million for the year ended December 31, 2021. The increase was primarily driven by additional resources added to our technology group following the acquisition of Aspire.

Selling and marketing expenses

Selling and marketing expenses for the year ended December 31, 2022 were $5.4 million, an increase of $3.8 million, or 246%, compared to $1.5 million for the year ended December 31, 2021. The increase was primarily driven by a return to incurring expenses for conventions, trade shows and traveling, which we resumed after the lessening of the COVID-19 pandemic related restrictions.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2022 were $23.3 million, an increase of $11 million, or 89%, compared to $12.3 million for the year ended December 31, 2021. The increase was primarily driven by additional $8.1 million corresponding to Aspire’s portion of such expenses.

Business combination related expenses

Business combination expenses were $18 million for the year ended December 31, 2022, an increase of $14.2 million compared to $3.8 million for the year ended December 31, 2021. This increase was due to the execution and completion of the acquisition and integration of Aspire, including, but not limited to, investment banking fees, legal, accounting and consultancy expenses.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2022 was $35.6 million, an increase of $21 million, or 144%, compared to $14.6 million for the year ended December 31, 2021. The increase was primarily driven by periodic amortization of the newly acquired intangible assets of Aspire at an aggregate amount of $17.3 million from close of the merger until December 31, 2022.

Interest expense with respect to funding from related parties

Interest expense with respect to funding from related parties for the year ended December 31, 2022 was $2.9 million, a decrease of $1.9 million, or 40%, compared to $4.8 million for the year ended December 31, 2021. The decrease was primarily driven by the repayments of loans generating the interest expenses, in March and June 2022.

Finance expenses

Finance expense for the year ended December 31, 2022 was $12.2 million, an increase of $10.7 million, or 715%, compared to $1.5 million for the year ended December 31, 2021. The increase was primarily driven by the charges associated with the Senior Facilities Agreement to fund the Aspire acquisition. For more information, see also Item 5.B “Liquidity and Capital Resources.”

Income taxes expense

Income taxes expense for the year ended December 31, 2022 was $1.5 million, an increase of $1.2 million, or 376%, compared to $0.3 million for the year ended December 31, 2021. The increase was primarily due to the inclusion of Aspire tax expenses after the closing of the acquisition.

Company’s share in profits of NPI

The Company share in the profits of NPI for the year ended December 31, 2022 was $22.1 million, an increase of $9.7 million compared to $12.4 million for the year ended December 31, 2021. This increase was primarily driven by increases in all accounts served by NPI, but principally the VAL, NCEL and AGLC, which experienced increases of 48%, 38% and 14%, respectively. For additional details, see “- Results of Operations of NPI.”

Results of Operations of NPI

	Year Ended December 31,
	2022	2021	2020
	(in thousands)
Revenues	$84,533	$64,032	$18,032
Distribution expenses	49,093	44,970	16,116
Selling, general and marketing expenses	1,044	993	776
Depreciation	340	385	405
Net and total comprehensive income	$34,056	$17,684	$735
Net and total comprehensive income 50%	17,028	8,842	367
Adjustments(*)	4,557	3,604	1,026
Share in profits of NPI	21,585	12,446	1,393

(*)          The adjustments mostly represent royalty commissions earned from NPI on certain games developed and delivered by the Company, whereby the Company’s share of the underlying results is higher than 50%.

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Revenues for the year ended December 31, 2022 were $84.5 million, an increase of $20.5 million, or 32%, compared to $64 million for the year ended December 31, 2021. This increase was primarily driven by increases in revenues across all portfolio accounts, as follows: the VAL increased by $10.2 million, or 48.5%; the NHL increased by $1.9 million, or 25.3%; the NCEL increased by $4.9 million, or 38.2%; and the AGLC increased by $3.9 million, or 14.4%. We have seen a higher frequency of mega jackpot runs during the year ended December 31, 2022, which helped drive up the volume of online sales for the entire U.S. iLottery, triggering an increase of our revenues generated through those programs.

Distribution expenses

Distribution expenses for the year ended December 31, 2022 were $49.1 million, an increase of $4.1 million, or 9.2% compared to $45 million for the year ended December 31, 2021. This increase was primarily driven by an increase in costs linked to revenues growth, such as clearing and processing fees, content third-parties fees, KYC and identity verification.

Selling, general and marketing expenses

Selling and marketing expenses for the year ended December 31, 2022 were $1.04 million, an increase of $0.04 million, or 5.1% compared to $1.0 million for the year ended December 31, 2021. This increase was primarily driven by fees related to the participation in conventions following the lessening of COVID-19 related restrictions on travel.

Recent Accounting Pronouncements

Our recent accounting pronouncements are shown in Note 2 to our consolidated financial statements.

JOBS Act

 We are an emerging growth company, as defined in the JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period until the earlier of the date we (x) are no longer an emerging growth company, or (y) affirmatively and irrevocably opt out of the extended transition period. As a result, our operating results and financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates.

5.B.          Liquidity and Capital Resources.

Overview

We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. Since our inception, we have financed our operations primarily through cash generated from our operations, the proceeds from the initial public offering of our Ordinary Shares and the Senior Facilities Agreement obtained from Blackstone and which was primarily used to fund the cash portion of the consideration paid for the acquisition of Aspire. As of December 31, 2022, we had $145.3 million equity, $13.3 million working capital and $41.2 million cash and cash equivalents, compared to $59.8 million equity, $43.3 million working capital and $66.1 million cash and cash equivalents as of December 31, 2021.

Our primary requirements for liquidity and capital resources are to finance working capital, capital expenditures (including the deposit of performance bonds required under our iLottery contracts), to satisfy contingent consideration on business combination assumed from Aspire upon completion of the acquisition, quarterly interest, principal payments under the Senior Facilities Agreement, and general corporate purposes. We believe that our sources of liquidity and capital resources will be sufficient to meet our business needs for at least the next 12 months from the date of this Annual Report. As we remain in a growing stage of our business, we expect to continue to invest in research and development. We maintain the majority of our cash and cash equivalents in accounts with major, highly rated, multi-national and local financial institutions, and our deposits at these institutions exceed insured limits. Market conditions can impact the viability of these institutions, and any inability to access or delay in accessing these funds could adversely affect our business and financial position. Our future cash and capital requirements will depend on many factors, including our growth rate; the timing and extent of our spending to support our research and development efforts; capital expenditures to purchase hardware and software; the expansion of sales and marketing activities; our continued need to invest in our IT infrastructure to support our growth; and the extent to which the contingent consideration assumed from Aspire will be acceptable by the former shareholders of BtoBet. In addition, we may enter into additional strategic partnerships as well as agreements to acquire or invest in complementary products, teams and technologies, including intellectual property rights, which could increase our cash requirements. As a result of these and other factors, we may choose or be required to seek additional equity or debt financing sooner than we currently anticipate. If additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. If we are unable to raise additional capital when required or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would adversely affect our business, financial condition and results of operations. The discussion of our liquidity and capital resources for the year ended December 31, 2020 compared to the year ended December 31, 2021, can be found in Part I, Item 5B. of our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 14, 2022.

On October 9, 2020, Aspire (prior to its acquisition by the Company) completed a business combination with BtoBet Limited, in consideration for €20.8 million in cash, of which €15.8 million were paid on October 9, 2022 and €5 million 12 months after the closing of the transaction. In addition, the consideration included performance based contingent consideration of 7-times BtoBet’s adjusted EBIT on the second anniversary of the closing minus €20 million. The Company assesses such contingent consideration based on the 2022 adjusted EBIT to be Euro 8.2 million, and an additional provision of approximately Euro 2 million was recorded in the preliminary purchase price allocation. The payment thereof is expected to be in the second or third quarter of 2023.

During November 2022, the board of directors of the Company resolved to acquire the remaining shares of GMS Entertainment Ltd., which were held by the managing director of Pariplay. The consideration amount is based on a third-party valuation for a total of $6 million. Such consideration is expected to be paid by the end of H1/2023.

 During 2018, we borrowed $4.0 million with a stated annual interest rate of 5.0% and $2.0 million with a stated annual interest rate of 1.0% under the WH Credit Facility. The proceeds were used to fund the costs of new implementation projects during 2018 with the NHL and NCEL. During 2019, we borrowed a total of $6.5 million with a stated annual interest rate of 1.0% under the WH Credit Facility to secure the guarantees and bonding facilities for new contracts with the NCEL and additional prospective customers. During 2020, we borrowed $2.5 million with a stated annual interest of 1.0% and approximately $2.0 million with a stated annual interest of 5.0% under the WH Credit Facility. The proceeds were used to refinance a portion of our debt under the WH Credit Facility and to pay off all interest accrued under the WH Credit Facility. During the year ended December 31, 2022, we pre-paid all of the outstanding amount on account of the WH Credit Facility in accordance with the Senior Facilities Agreement with Blackstone in the aggregate amount of $11.3 million. As of December 31, 2022, the WH Credit Facility is no longer in effect. For further information regarding the WH Credit Facility, see Item 7.B. “Related Party Transactions - WH Credit Facility.”

 The difference in the interest rates between the calculated fair value interest rate and interest due on these loans was recorded as loan discounts which were amortized over the funding repayment period as additional finance expenses. Accordingly, we recorded interest expenses of $1.3 million in 2021 and $0.43 million in 2022 based on the fair value market interest rate.

Financing for the Acquisition of Aspire

 On May 30, 2022, NeoGames S.A., NeoGames Connect S.à r.l. (the “Borrower”) and NeoGames Connect Limited (“Bidco”) entered into a senior facilities agreement (the “Senior Facilities Agreement”) with Blackstone Private Credit Fund, GSO ESDF II (Luxembourg) Holdco S.à r.l., GSO ESDF II (Luxembourg), Levered Holdco II S.à r.l., GSO ESDF II (Luxembourg) Levered Holdco I S.à r.l. and G QCM (Luxembourg) Holdco S.à r.l. (together, the “Lenders”). On 12 September 2022, NeoGames Systems Ltd, NeoGames US, LLP and NeoGames Solutions LLC acceded to the Senior Facilities Agreement as additional guarantors. Pursuant to the Senior Facilities Agreement, the following term loan facilities were made available by the Lenders:

•	a euro denominated term loan facility in an aggregate amount of €187.7 million (“Facility B1”); and
•	a euro denominated term loan facility in an aggregate amount of €13.1 million (“Facility B2” and, together with Facility B1, the “Senior Facilities”).

The Senior Facilities were fully drawn on June 13, 2022 in connection with the acquisition of Aspire. The proceeds of loans drawn under the Senior Facilities were applied towards, among other things, financing part of the aggregate consideration payable by the Company pursuant to the Acquisition of Aspire and/or refinancing existing indebtedness. Such loans have a maturity of 6 years and bear interest linked to EURIBOR plus 6.25 percent per annum.

The Senior Facilities Agreement contains customary representations and warranties, affirmative and negative covenants (including covenants in respect of financial indebtedness, disposals, security, permitted holding company activity, dividends and share redemption, acquisitions and mergers and conduct of the Aspire Tender Offer), indemnities and events of default, each with appropriate carve-outs and materiality thresholds. In addition, the Company, the Borrower, Bidco, NeoGames Systems Ltd, NeoGames US, LLP and NeoGames Solutions LLC have each given a customary guarantee in favor of the Lenders under the terms of the Senior Facilities Agreement.

In connection with the debt financing documented by the Senior Facilities Agreement, the Company and certain of its subsidiaries have granted certain guarantees in favor of the Lenders. Additionally, the Company and certain of its subsidiaries have granted, or will grant, security in favor of the Lenders over shares (and other ownership interests) owned in certain subsidiaries, certain bank accounts, certain material intercompany receivables, certain material intellectual property and, in the case of subsidiaries located in England and Wales and the United States, substantially all of their assets (subject to customary exceptions). Accordingly, we recorded interest expenses of $7.9 million in 2022 related to the loan from Blackstone.

The loans drawn under the Senior Facilities Agreement in connection with the acquisition of Aspire were in EUR but the consideration payable by the Company in respect of the acquisition was in SEK. Therefore, the Company entered into a deal contingent FX forward with Deutsche Bank AG (the “DC Bank”) on January 17, 2022 (the “FX Hedging Transaction”) under which the Company received the full SEK consideration from the DC Bank in exchange for an equivalent EUR amount calculated by reference to a pre-agreed exchange rate. The Company posted the charges associated with the FX forward and other financing initiation costs such as ticking and set up charges as deferred financing costs amortized over the term of the loan. During the year ended December 31, 2022, a total of $0.5 million were booked as fees amortization as part of the Blackstone related interest expenses.

Cash Flows

The Company generates its inbound cash flow through the collection of revenues being charged to its customers monthly. The Company’s share of cash generated through North American turnkey contracts is being delivered through regular monthly settlements of net collections of customers’ revenues less NPI’s or Pollard’s share of costs contributed by us to support delivery commitments.

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2022	2021	2020
	(in thousands)

Net cash generated from operating activities	$38,349	$27,997	$28,223
Net cash used in investing activities	(225,944)	(18,534)	(15,717)
Net cash generated from (used in) financing activities	162,157	(3,148)	41,245
Net increase (decrease) in cash and cash equivalents	$(25,438)	$6,315	$53,751

Year ended December 31, 2022 compared to year ended December 31, 2021

Net cash generated from operating activities

Net cash generated from operating activities for the year ended December 31, 2022 was $38.3 million, an increase of $10.3 million, compared to $28 million for the year ended December 31, 2021. The increase primarily resulted from growth in NPI.

Net cash used in investing activities

Net cash used in investing activities for the year ended December 31, 2022 was $225.9 million, an increase of $207.4 million, compared to $18.5 million for the year ended December 31, 2021. The increase was primarily driven by cash investment being required to fund the cash component required for the acquisition of Aspire.

Net cash generated from (used in) financing activities

Net cash generated from financing activities for the year ended December 31, 2022 was $162.2 million, an increase of $165.3 million, compared to cash used in financing activities of $3.1 million for the year ended December 31, 2021. The increase was primarily the result of the amounts drawn under the Senior Facilities Agreement needed to fund the cash portion of the acquisition of Aspire netted through repayment of WH Credit Facility.

Net increase/decrease in cash and cash equivalents

Net decrease in cash and cash equivalents for the year ended December 31, 2022 was $25.4 million, a decrease of $31.7 million, compared to an increase of $6.3 million for the year ended December 31, 2021. The decrease was primarily the result of expenses related to the acquisition of Aspire as well as interest payments in the third and fourth quarters due under the Senior Facilities Agreement.

Material Cash Requirements for Known Contractual and Other Obligations

We are a party to many contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the consolidated balance sheet as of December 31, 2022, while others are considered future commitments. Our contractual obligations primarily consist of $17.3 million as contingent consideration for business combinations and the buyout of the remaining minority rights with GMS Entertainment Ltd. For additional information, refer to Item 5.B “Liquidity and Capital Resources” and to Note 14 “Contingent Consideration On Business Combination and Other” of our annual financial statement.

We also indemnify our officers and directors for certain events or occurrences, subject to certain limits, while the officer is or was serving at our request in such capacity. The maximum amount of potential future indemnification is unlimited. However, our director and officer insurance policy limits our exposure and enables us to recover a portion of any future amounts paid. Historically, we have not been obligated to make any payments for these obligations and no liabilities have been recorded for these obligations on our consolidated balance sheet as of December 31, 2021 or 2022.

5.C.          Research and Development, Patents and Licenses, Etc.

Our research and development expenses are primarily comprised of costs of our research and development personnel, contractor services in Ukraine and other development-related expenses. Research and development costs are expensed when incurred, except to the extent that such costs qualify for capitalization. We believe continued investments in research and development are important to maintain our competitive strengths and expect research and development costs to increase in absolute dollars, but to decrease as a percentage of total revenues. Research and development expenses were $10.2 million, $9.4 million and $7.5 million in 2022, 2021 and 2020, respectively.

5.D.          Trend Information.

Other than as described in Item 3.D. “Risk Factors” and in Item 5. “Operating and Financial Review and Prospects — Factors Affecting our Financial Condition and Results of Operations” of this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

5.E.          Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue, and expenses. Our critical accounting judgements and sources of estimation uncertainty are described in Note 3 to our consolidated financial statements included elsewhere in this Annual Report.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.          Directors and Senior Management

Executive Officers and Directors

The following table presents information about our executive officers and directors, including their ages as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Moti Malul	51	Chief Executive Officer and Director
Tsachi Maimon	44	President, Head of iGaming
Raviv Adler	49	Chief Financial Officer
Oded Gottfried	53	Chief Technology Officer
Rinat Belfer	43	Chief Operations Officer
Non-Executive Directors
Barak Matalon	52	Non-Executive Director
Aharon Aran	73	Non-Executive Director
Laurent Teitgen(1) (2)	44	Non-Executive Director
John E. Taylor, Jr.(1) (2)	56	Non-Executive Director, Chairman

(1)	Independent director in accordance with Nasdaq rules.
(2)	Member of the audit, compensation and nominating and corporate governance committees.

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

Tsachi Maimon has served as our President, Head of iGaming since June 30, 2022. Prior to that, Mr. Maimon was CEO of Aspire, a position he held from 2013 until the closing of the Aspire Tender Offer. Mr. Maimon also serves on the board of directors of several private companies, including Neolotto Ltd., Minotauro Media Ltd. and MarketPlay Ltd. Mr. Maimon holds an M.A. in business from the College of Management Academic Studies in Rishon LeZion, Israel and a B.A. from Hebrew University of Jerusalem – Interdisciplinary Studies for Outstanding Officers.

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

Rinat Belfer has served as our Chief Operations Officer since January 2019 after serving as Vice President of Projects of NGS from January 2015 and until December 2018. Prior to our spin-off from Aspire in 2014, Ms. Belfer served in a number of roles with Aspire since 2009. Ms. Belfer holds a B.Tech degree in Industrial Engineering and Management from Shenkar College in Israel and an MBA from Ben Gurion University in Israel.

Non-Executive Directors

The following is a brief summary of the business experience of the non-executive members of our board of directors.

Barak Matalon, the co-founder of Aspire, has served as a member of our board of directors since our spin-off from Aspire in 2014. Mr. Matalon currently serves on the board of directors of Lotym Holdings Ltd. Prior to the closing of the Aspire Tender Offer, Mr. Matalon served on Aspire’s board of directors and as a member of its remuneration committee. Mr. Matalon holds a B.A. in Economics from the Academic College of Tel Aviv Jaffa in Israel.

Aharon Aran has served as member of our board of directors since September 2019. Mr. Aran currently serves as the Chief Executive Officer of the Israeli Audience Research Board, a position he has held since August 2019, and previously served as the Chief Executive Officer of TMF Media, Omnicom Media Group-Israel office, a leading global media agency network, from 2007 until 2019. Prior to the closing of the Aspire Tender Offer, Mr. Aran served on the board of directors of Aspire and as a member of its audit committee. Mr. Aran holds a B.A. in Economics and an M.B.A. from Tel Aviv University in Israel.

Laurent Teitgen has served as a member of our board of directors since April 2017. Mr. Teitgen currently serves on the board of directors of Codere Online Luxembourg S.A since November 2021, Ellomay Luxembourg Holdings S.à r.l. since September 2016, Chelsey Investissement S.C.A. since July 2016, Menora Central Europe Investments S.A. since November 2017, MiddleCap Group S.A. since April 2018, and Kaman Lux Holding S.à r.l since September 2015, and he is Head of Accounting Department at Fiduciaire Jean-Marc Faber S.à r.l, a private accounting firm, since May 2009. Mr. Laurent also serves as a member of the audit committee of Codere Online Luxembourg S.A since November 2021. Mr. Teitgen is a resident of Luxembourg and previously held positions with BDO, Intertrust, and TASL (now Orangefield/Vistra).  Mr. Teitgen holds a B.A. in Accounting and Financial Management with a specialization in Accounting Review from Université de Lorraine, IUT Henri Poincaré, France.

John E. Taylor, Jr. has served as a member of our board of directors since November 2020. Mr. Taylor has served as the managing director of Faulkner & Howe, LLC, a business consulting firm primarily focused on the internet gaming industry, since 2002. Mr. Taylor served as Chairman of the board of directors of Twin River Worldwide Holdings (NYSE: TRWH) from 2010 to 2016, as Executive Chairman from 2017 to 2019, and as a member of the audit, compensation and compliance committees from 2010 to 2019. Mr. Taylor was formerly the Chief Executive Officer and President of GameLogic, Inc., a provider of internet based games for the regulated gaming industry. Mr. Taylor also served as the President and Chief Executive Officer of Dreamport, the gaming and entertainment subsidiary of GTECH Corporation, a then-NYSE listed company while also serving as a member of the Executive Management Committee of GTECH. Earlier in his career he served as a senior advisor to the Governor of Rhode Island. Mr. Taylor currently serves as a Trustee of Johnson & Wales University and holds a Bachelor of Science degree from Rhode Island College. In 2018, Mr. Taylor received an honorary Doctor of Business Administration from Johnson & Wales University.

Arrangements Concerning Election of Directors

Our Founding Shareholders have the exclusive right under our articles of association to elect up to 50% of our directors so long as they own in the aggregate at least 40.0% of our issued and outstanding share capital. In furtherance of the foregoing, the Founding Shareholders have entered into a voting agreement pursuant to which the Founding Shareholders vote as one group with regard to any matter relating to the nomination, election, appointment or removal of directors. See Item 7.B. “Related Party Transactions - Voting Agreement.”

Board Diversity (as of the date of this Annual Report)

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix
Country of Principal Executive Offices:	Grand Duchy of Luxembourg
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female*	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

* As previously disclosed, Ms. Lisbeth McNabb, who previously served as a member of the board of directors since May 2021, resigned from the board of directors effective April 21, 2023. The Nominating and Corporate Governance Committee is conducting a search for a qualified replacement from a diverse pool of candidates to fill the vacancy resulting from Ms. McNabb’s resignation.

6.B.          Compensation

Executive Officer Compensation

The compensation for each of our executive officers is comprised of the following elements: base salary, bonus, contractual benefits, pension contributions and relocation expenses reimbursement by the Company, as applicable. The total amount of compensation paid and benefits in kind provided to our executive officers and members of our board of directors, other than our independent directors, for the 2022 financial year was approximately $2.1 million. We do not currently maintain any bonus or profit-sharing plan for the benefit of our executive officers; however, upon approval of the compensation committee of the board of directors we intend to offer to certain of our executive officers annual bonuses pursuant to terms to be approved by the board of directors. We make monthly contributions to pension, retirement or similar benefits to our executive officers as required under Israeli law or any other relevant jurisdiction.

Board Member Compensation

Our independent directors receive both cash and equity compensation for service on our board of directors. Our compensation program for independent directors is designed to meet the following objectives:

•	to provide fair compensation to directors commensurate with the time commitments, responsibilities and strict gaming licensing requirements that must be maintained for service on our Board;

•	to attract and retain experienced, highly-qualified individuals to serve on our Board; and

•	to provide a compensation program that aligns the interest of directors with shareholders by providing a significant portion of annual compensation in the form of equity.

The amount of compensation paid to our independent directors for the 2022 financial year was as follows: Mr. John E. Taylor Jr. received cash compensation of approximately $126 thousand and the board of directors has approved equity compensation in the form of a grant of 14,168 restricted share units, subject to approval by shareholders at the next shareholders meeting, with a cliff vesting of all such restricted share units on June 30, 2024; Mr. Laurent Teitgen received cash compensation of approximately $25 thousand and the board of directors has approved equity compensation in the form of a grant of 3,542 restricted share units, subject to approval by shareholders at the next shareholders meeting, with a cliff vesting of all such RSUs on June 30, 2024 and; Ms. Lisbeth McNabb, who resigned from our board of directors effective on April 21, 2023, received cash compensation of $67,000.

Executive Officer and Board Member Employment Agreements

Each of the Company’s executive officers is employed under an employment agreement for an indefinite period of time. These agreements contain customary provisions regarding noncompetition, nonsolicitation, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law. With respect to certain executive officers, either we or the executive officer may terminate his or her employment by giving advance written notice to the other party, with notice periods ranging from 90 days to a year. We may also terminate an executive officer’s employment agreement for good reason (as defined the applicable employment agreement).

Each of our independent board members has been appointed through June 30, 2024. The appointments may be extended by mutual agreement. The terms of engagement contain customary provisions regarding directors’ liability insurance, conflicts of interest, confidentiality of information and assignment of intellectual property rights. We may immediately terminate the appointment of independent directors for the causes set forth in the terms of engagement, or in accordance with our articles of association or any applicable laws. In addition, our shareholders and our board may terminate an independent director’s appointment. Either party may terminate the appointment with a 30 days prior written notice. The Terms of engagement with independent board members provide that upon a change of control over the Company or termination of appointment without cause, RSUs are accelerated, and become unrestricted.

Long-Term Incentive Plans

2015 Plan (as amended in 2019)

The 2015 Share Option Plan was adopted on January 29, 2015 and amended thereafter (the “2015 Plan”). The 2015 Plan provides for the grant of options to acquire Ordinary Shares of the Company. As of April 2023, there were 766,091 outstanding options granted under the 2015 Plan covering 766,091 Ordinary Shares of the Company at a weighted average exercise price of $1.47, out of which 624,563 were vested and 141,528 were unvested.

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

Following the completion of our initial public offering, the Company ceased granting options under the 2015 Plan. Any Ordinary Shares underlying options granted under the 2015 Plan that expire were added to the pool of the 2020 Plan (as defined below). The 2015 Plan will continue to apply to all options granted under the 2015 Plan prior to our initial public offering.

2020 Plan

In connection with our initial public offering, we adopted an omnibus equity plan by the name of 2020 Incentive Award Plan (the “2020 Plan”), which allows for the grant of various equity awards such as options, share appreciation rights, restricted shares, restricted share units and other equity based awards. The 2020 Plan initially included a pool of 132,750 Ordinary Shares which shall be increased automatically upon expiration of any option granted under the 2015 Plan and by an annual increase on the first day of each calendar year beginning January 1, 2021 and ending on and including January 1, 2030, equal to the lesser of (A) 3% of the aggregate number of shares outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by our board of directors. As of April 2023, there were (i) 212,157 unvested RSUs outstanding under the 2020 Plan, (ii) outstanding options granted under the 2020 Plan covering 75,726 Ordinary Shares at a weighted average exercise price of $25.03, of which 70,413 were vested and 5,313 were unvested, and (iii) 567,006 Ordinary Shares remaining available for issuance pursuant to future awards that may be granted under the 2020 Plan.

The 2020 Plan is managed by our board of directors or by a committee thereof nominated for the purpose of administrating the 2020 Plan.

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

6.C.          Board Practices

Board Composition

Our board of directors is currently comprised of five members, each of whom was elected for a term ending as of the date of the annual general meeting of the Company to be held in 2023 and related to the financial year ended on December 31, 2022. Our directors are elected at our general meeting of shareholders in accordance with our articles of association and each may be re-appointed to additional terms. Pursuant to our articles of association, for so long as the Founding Shareholders (i) own in the aggregate at least 40.0% of the issued and outstanding share capital of the Company, a number of directors equal to 50.0% of the total number of directors will be elected from nominees selected by the Founding Shareholders, (ii) own in the aggregate less than 40% of the issued and outstanding share capital of the Company, but still own in the aggregate at least 25.0% of the issued and outstanding share capital of the Company, a number of directors equal to 33.0% of the total number of directors will be elected from nominees selected by the Founding Shareholders, and (iii) own in the aggregate less than 25% of the issued and outstanding share capital of the Company, but still own in the aggregate at least 15.0% of the issued and outstanding share capital, one director will be elected from nominees selected by the Founding Shareholders.

As previously disclosed, Ms. Lisbeth McNabb, who served as a member of the Board since May 2021, and also served as chair of the Audit Committee and as a member of the Compensation Committee and Nominating and Corporate Governance Committee, resigned from the Board effective April 21, 2023. Rule 5605(c)(2)(A) of the Nasdaq rules requires the audit committee to be comprised of at least three independent directors. As a result, Nasdaq notified us that we are not in compliance with Nasdaq Listing Rule 5605(c)(2)(A). The Nominating and Corporate Governance Committee is conducting a search for a qualified replacement to fill the vacancy resulting from Ms. McNabb’s resignation and expects to have a replacement elected to the Board and appointed to the audit committee in accordance with Nasdaq rules within the cure period allowed for under Nasdaq rules.

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

Controlled Company Exemption

In addition to exemptions on which we may rely as a foreign private issuer, our Founding Shareholders beneficially own more than 50% of the voting power of our shares eligible to vote in the election of directors, and we may therefore be able to rely on certain exemptions as a “controlled company” as set forth in the Nasdaq rules. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect to utilize exemptions from certain corporate governance standards, including the requirement (1) that a majority of the board of directors consist of independent directors, (2) to have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (3) that our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. We utilize the exemption from the requirement to have a majority of the board of directors consist of independent directors. In the event that we cease to be a “controlled company,” and to the extent we may not rely on similar exemptions as a foreign private issuer, we will be required to comply with these provisions within the applicable transition periods so long as our Ordinary Shares continue to be listed on Nasdaq.

Board Committee Composition

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

The audit committee, which consists of John E. Taylor, Jr. and Laurent Teitgen, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. John E. Taylor, Jr. serves as chair of the committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and John E. Taylor, Jr. is considered an “audit committee financial expert” as defined by the SEC. Our board has determined that John E. Taylor, Jr. and Laurent Teitgen meet the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and the Nasdaq rules, including the heightened independence standards applicable to audit committee members. The audit committee is governed by a charter that complies with Nasdaq rules.

Under Nasdaq rules, the audit committee is required to be comprised of at least three independent directors. The Nominating and Corporate Governance Committee is conducting a search for a qualified replacement to fill the vacancy resulting from Ms. McNabb’s resignation and expects to have a replacement elected to the Board and appointed to the audit committee in accordance with Nasdaq rules within the cure period allowed for under Nasdaq rules.

The audit committee is responsible, among others, for:

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

•	reviewing and discussing the Company’s policies with respect to risk assessment and risk management, including the management of financial risks, cybersecurity and information security risks;

•
establishing procedures for receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•
reviewing and approving transactions (other than transaction related to the compensation or terms of services) that require the committee’s approval under the rules of Nasdaq and in accordance with our related person transaction policy and procedures.

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

The nominating and corporate governance committee is responsible for:

•	drawing up selection criteria and appointment procedures for board members;

•	reviewing and evaluating the composition, function and duties of our board of directors;

•	recommending nominees for selection to our board of directors and its corresponding committees;

•	making recommendations to our board of directors as to determinations of board member independence;

•	leading our board of directors in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively;

•	overseeing and recommending for adoption by the general meeting of shareholders the compensation for our board members;

•	overseeing our ESG policies, programs and strategies; and

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

6.D.          Employees

As of December 31, 2022, the Company had 216 employees located in Israel, 8 employees located in the United States, 172 employees located in Malta, 99 employees located in Bulgaria, 158 employees located in North Macedonia, and additional 42 team members spread across other EU Member States. Additionally, as of December 31, 2022, the Company had 39 dedicated contractors located in India, and 383 dedicated contractors and employees hired by our Ukrainian subsidiaries. As of April 18, 2023, approximately 26 of our Ukraine-based employees are working remotely either in the Poland office or other locations outside of Ukraine.

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

6.E.          Share Ownership

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Compensation - Long-Term Incentive Plans.”

6.F.          Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

 7.A.          Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of April 18, 2023 by:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding Ordinary Shares;

•	each of our executive officers and directors; and

•	all of our executive officers and directors as a group.

For further information regarding material transactions between us and principal shareholders, see Item 7.B. “Related Party Transactions.”

The number of Ordinary Shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the person has sole or shared voting power or investment power. Additionally, Ordinary Shares that a person has the right to acquire within 60 days of April 18, 2023 through the exercise of any option, warrant or other right, including Swedish Depository Receipts of the Company (“SDRs”) received by shareholders of Aspire in the Aspire Tender Offer, are deemed to be outstanding and to be beneficially owned by such person for purposes of computing the percentage ownership of such person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares held by that person.

The percentage of Ordinary Shares beneficially owned is computed on the basis of 34,142,902 Ordinary Shares outstanding as of April 18, 2023.

The information set forth below regarding the beneficial ownership for each of our principal shareholders has been furnished by such shareholders. Unless otherwise indicated below, the address for each beneficial owner listed is NeoGames S.A., 10 Habarzel Street, Tel Aviv, 6971014, Israel.

Name of beneficial owner	Number	Percent
5% or Greater Shareholders
Elyahu Azur (1)	4,940,684	14.5%
Pinhas Zahavi (1)	4,952,331	14.5%
Sunriver Management LLC (2)	1,839,394	5.4%
Executive officers and directors
Moti Malul (3)	395,370	1.2%
Raviv Adler (4)	84,357	*
Oded Gottfried (5)	605,462	1.8%
Rinat Belfer (6)	54,870	*
Tsachi Maimon (7)	150,277	*
Barak Matalon (1)	7,916,277	23.1%
Aharon Aran (1)	1,976,272	5.8%
Laurent Teitgen	-	-
John E. Taylor, Jr.(8)	63,290	*
All executive officers and directors as a group (9 persons) (9)	11,246,175	32.9%

* Indicates beneficial ownership of less than 1% of the total outstanding Ordinary Shares.

(1) Based on information reported on Amendment No. 1 to Schedule 13D filed on October 6, 20224. As a result of the Voting Agreement and the Amended Voting Agreement (each as defined in Item 7.B. “Voting Agreement”), each of Mr. Azur, Mr. Matalon and Mr. Aran has the shared power to vote, or direct the voting of, an aggregate of 19,785,564 Ordinary Shares that each of them may be deemed to share beneficial ownership of. Each of Mr. Azur, Mr. Zahavi, Mr. Matalon and Mr. Aran has the sole power to dispose of, or direct the disposition of, the Ordinary Shares held directly by him. Each of Mr. Azur, Mr. Zahavi, Mr. Matalon and Mr. Aran disclaims beneficial ownership of any securities beneficially owned by any other such person. The address for each of Mr. Azur, Mr. Zahavi, Mr. Matalon and Mr. Aran is c/o NeoGames, 10 Habarzel St., Tel Aviv, Israel. Based on information reported on Amendment No. 2 to Schedule 13D filed on April 25, 2023, a Share Purchase Agreement (the “SPA”) was entered into on April 19, 2023 by and among Mr. Matalon, Mr. Azur and Mr. Aran (each, a “Purchaser”) and Mr. Zahavi (the “Seller”). Pursuant to the SPA, the Purchasers, severally and not jointly, purchased 3,281,557 Ordinary Shares from the Seller, as follows: Mr. Matalon purchased 1,751,318 Ordinary Shares, Mr. Azur purchased 1,093,028 Ordinary Shares and Mr. Aran purchased 437,211 Ordinary Shares. As part of the SPA, the Voting Agreement was terminated with respect to Mr. Zahavi.

(2) Based solely on information reported on a Schedule 13G/A filed on February 14, 2023. Each of Sunriver Management LLC and Randolph Willett Cook have shared power to vote, or direct the voting of, and shared power to dispose of, or direct the disposition of, 1,839,394 Ordinary Shares. Sunriver Master Fund Ltd. has the shared power to vote, or direct the voting of, and shared power to dispose of, or direct the disposition of, 1,367,108 Ordinary Shares. All securities are owned by advisory clients of Sunriver Management LLC. Randolph Willett Cook may be considered a control person of Sunriver Management LLC. The address for each of Sunriver Master Fund Ltd, Sunriver Management LLC and Randolph Willett Cook is 2 Sound View Drive, 2nd Floor, Greenwich, Connecticut 06830.

(3) Shares beneficially owned includes 3,737 Ordinary Shares of the Company and 336,978 options exercisable as of April 18, 2023, and 391,633 options exercisable within 60 days of April 18, 2023, for Ordinary Shares of the Company.

(4) Shares beneficially owned includes 2,550 Ordinary Shares of the Company and 77,404 options exercisable as of April 18, 2023, and 81,807 options exercisable within 60 days of April 18, 2023, for Ordinary Shares of the Company.

(5) Shares beneficially owned includes 598,478 Ordinary Shares of the Company, and 6,984 options exercisable as of April 20, 2023 for Ordinary Shares of the Company.

(6) Shares beneficially owned includes 2,037 Ordinary Shares of the Company and 41,902 options exercisable as of April 18, 2023, and 52,833 options exercisable within 60 days of April 18, 2023, for Ordinary Shares of the Company.

(7) Shares beneficially owned includes 150,277 Ordinary Shares of the Company.

(8) Shares beneficially owned includes 14,709 Ordinary Shares of the Company and 48,581 options exercisable as of April 18, 2023, and 48,581 options exercisable within 60 days of April 18, 2023, for Ordinary Shares of the Company.

(9) Shares beneficially owned includes 10,664,337 Ordinary Shares, and 511,849 options exercisable as of April 18, 2023, and 69,989 options exercisable within 60 days of April 18, 2023, for Ordinary Shares of the Company.

Our directors and executive officers hold, in the aggregate, options exercisable for 511,849 Ordinary Shares, as of April 18, 2023. The options have a weighted average exercise price of $11.8 per share and have expiration dates generally 10 years after the grant date of the option.

SDRs

SDRs received by shareholders of Aspire in the Aspire Tender Offer are convertible into Ordinary Shares on a one-for-one basis. A holder who wants to convert his or her SDRs into Ordinary Shares needs to follow the instructions from his or her broker or financial institution acting as nominee. The SDR program is a temporary solution that is expected to be terminated on May 24, 2023, twelve months after the issuance of SDRs. As of April 18, 2023, 48,672 SDRs remained outstanding and not converted into Ordinary Shares. Upon termination, all holders of SDRs who are direct shareholders listed in the VPC Register (as defined in the Company’s Form CB filed with the SEC on April 27, 2022) and who have not yet converted their SDRs into Ordinary Shares, will automatically have their SDRs redeemed through Mangold Fondkommission AB, the issuer of the SDRs, whereby the Ordinary Shares that the SDRs represent will be sold in the market and the net average sales proceeds will then be paid pro rata to the previous holders of such SDRs. In connection with the termination of the SDR program, Aspire shareholders, who at the time of termination still have not converted their SDRs into Ordinary Shares in the Company, will be subject to forced conversion in which their SDRs will be converted into Ordinary Shares in the Company.

Significant Changes in Ownership of Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder during the past three years.

Voting Rights

The major shareholders listed above do not have voting rights with respect to their Ordinary Shares that are different from the voting rights of other holders of our Ordinary Shares.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of April 21, 2023, there were six registered holders of our Ordinary Shares, including Cede & Co., the nominee of the Depositary Trust Company, 20,455,718 of which are United States registered holders, holding approximately 39.1% of our outstanding Ordinary Shares). The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these Ordinary Shares were held by brokers or other nominees.

Change in Control Arrangements

We are not aware of any arrangement that may at a subsequent date, result in a change of control of the Company.

7.B.          Related Party Transactions

The following is a description of our ongoing or presently proposed related party transactions since January 1, 2022.

Relationship with Aspire

NeoGames was established as an independent company in 2014, following a spin-off from Aspire. Between 2014 and August 2022, Barak Matalon and Aharon Aran, members of our board of directors, were also members of Aspire’s board of directors. Further, Barak Matalon, Elyahu Azur, Pinhas Zahavi and Aharon Aran, who collectively owned a majority of the shares of Aspire, hold as of April 18, 2023 approximately 59.1% of our Ordinary Shares.

On August 11, 2022, NeoGames completed the tender offer and related squeeze-out proceeding for all of the outstanding shares of Aspire. Upon the closing of the Aspire Tender Offer, Aspire ceased to be a “related person” (as defined below) and became a wholly owned subsidiary of NeoGames. For information regarding the tender offer, see Item 4.A. “History and Development of the Company - Selected Recent Developments” above.

Prior to the tender offer, the Company was party to the following agreements with the Aspire Group, which were terminated following the close of the Aspire Tender Offer:

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

Transition Services Agreement

On June 15, 2015, with effect as of April 30, 2014, NeoGames entered into a transition services agreement (as amended on August 6, 2015, the “Aspire Transition Services Agreement”) with Aspire and William Hill pursuant to which NeoGames agreed to provide Aspire with certain dedicated development, maintenance and support services necessary for the operation of Aspire’s business. These services are now primarily provided by teams that are dedicated to Aspire and are employees of Aspire, but NeoGames’ employees supervise the software development work of Aspire’s employees to ensure that their work is released within the overall release plan and does not interfere with other functions of the platform. We received approximately $0.7 million pursuant to the Aspire Transition Services Agreement in the year ended December 31, 2022.

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

Pursuant to the terms of the Aspire Software License Agreement, the CZR Features (as defined below) and modifications to the Mixed-Use Software developed by NeoGames and used exclusively in the iLottery offering are owned by NeoGames and licensed to Aspire on the same terms as Aspire’s rights to use the Mixed-Use Software set forth above. Pursuant to the terms of the Aspire Software License Agreement, modifications to the Mixed-Use Software developed by Aspire and used exclusively in the iGaming offering are owned by Aspire and licensed to NeoGames on the same terms as NeoGames’ license to the Mixed-Use Software set forth above.

In accordance with the terms of the Aspire Software License Agreement, NeoGames is not permitted to design, develop or implement casino and slots content for games aggregators, and Aspire is not permitted to design, develop and implement scratch and instant content for games aggregators.

Relationship with William Hill and Caesars

We have a strategic partnership with Caesars (formerly with William Hill, which was acquired by Caesars on April 22, 2021) who is our client with respect to certain software development projects and licensing rights described below, was our lender with respect to the credit facility described below and, until recently, one of our major shareholders. Pursuant to a Schedule 13D/A filed on March 18, 2022, Caesars consummated on March 14, 2022 a block sale of an aggregate of 2,151,310 Ordinary Shares, following which sale Caesars beneficially owns no Ordinary Shares and ceased to be a “related person.”

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

In June 2022, we repaid all borrowed amounts (including interest thereon) under the WH Credit Facility, and the agreement is no longer in effect.

CZR License

On June 18, 2018, we entered into a binding term sheet with WHG, an affiliate of William Hill, granting William Hill a sub-license to use the NeoSphere platform to operate its U.S. iGaming business, subject to certain branding restrictions, through any channel and for use in any product offering. Such sub-license was assigned to and assumed by Caesars pursuant to a Deed of Novation entered into on June 30, 2022 (the “CZR Term Sheet”). We customize the NeoSphere platform to assist Caesars in meeting the regulatory requirements of the states in which it operates our systems, including financing and software development arrangements between the parties, (the “CZR License”). On March 29, 2023, we entered into Amendment No. 1 to the binding term sheet with Caesars.

The CZR License is irrevocable for the term of the CZR Term Sheet, which has been extended by Amendment No. 1 and will remain in effect for a period of three years from the date of Amendment No. 1. Following such three-years term, the term of the CZR Term Sheet will continue automatically for successive periods of one year each unless terminated in writing by either party no later than six months prior to the end of the three-years period or any successive one-year period. While the CZR Term Sheet is in effect, we will continue to support Caesars’s operations, as needed, particularly with respect to transitioning their digital business from NeoSphere to their own proprietary digital solution.

Furthermore, pursuant to the CZR Term Sheet, we granted Caesars the IP Option for a payment of £15.0 million upon the earlier of the termination of a Master Software Development License Agreement (contemplated by the CZR Term Sheet) (the “MSDLA”), once entered into, or a change of control of NeoGames. We have also agreed to provide Caesars with the IP Option following the completion of a four year period from the date of the CZR Term Sheet.

Pursuant to the CZR Term Sheet, we have agreed to make available to Caesars a dedicated team that provides support services (the “CZR Services”) for Caesars projects related to the NeoSphere platform.

Our revenues from these arrangements were approximately $14.2 million in the year ended December 31, 2022.

NeoGames and Caesars have agreed on certain exclusivity obligations in the United States. Caesars is prohibited from using the NeoSphere platform in competition with NeoGames in the iLottery business. NeoGames is prohibited from using the NeoSphere platform in competition with Caesars in the B2C sports betting business, but is not prohibited from independently using the NeoSphere platform in the B2B sports betting business.

All intellectual property developed in connection with the CZR Services, including both features developed by NeoGames for Caesars (“CZR Features”) and features jointly developed by Caesars and NeoGames, are owned by, and fully vested in, NeoGames. We are generally prohibited from providing the CZR Features to any party other than our existing customers and Aspire, subject to certain limitations.

On March 29, 2023 the Company extended its license agreement with Caesars regarding the use of the NeoSphere platform for an additional three-years term, which term will be automatically renewed for one year terms unless terminated by either party. The Company will continue to provide Caesars with a sublicense to the NeoSphere platform and associated services, to be used by Caesars in operating its online sports betting and iGaming business, while assisting Caesars in transitioning its operations from NeoSphere to its own technology platform, with the timing and scope of such transition determined by Caesars. As part of the license extension, the Company secured a guaranteed net profit level for the full term of the agreement.

Secondary Offering

In September 2021, we have completed a secondary offering whereby Caesars Entertainment, Inc. (which acquired William Hill) sold in the aggregate 3,975,947 Ordinary Shares (including Ordinary Shares sold by Caesars pursuant to an option granted to the underwriters and exercised by them in full) at a price of $37.79 per share, thereby reducing their share ownership (as of the date of the offering) from 24.5– to 8.92%. See “ – Relationship with William Hill and Caesars” above regarding the sale by Caesars Entertainment, Inc. of all its Ordinary Shares on March 14, 2022.

Consultancy Agreement

On June 1, 2015, NGS and LOTYM HOLDINGS LTD. (“LOTYM”) entered into an agreement pursuant to which LOTYM provides to NGS and consulting services through Barak Matalon (one of the Founding Shareholders) for a monthly consideration in the amount of NIS 45,000 (plus VAT). The agreement has an unlimited term, and may be terminated for convenience by either party, subject to 180-days’ prior written notice. Mr. Matalon and LOTYM have signed undertakings, effective through the term of the agreement and for 12 months following its termination, regarding (i) ownership in inventions by, and assignment thereof to, the Company, (ii) non-competition against the Company, and (iii) non-solicitation of its employees, consultants, suppliers, customers, investors and any party commercially engaged by it. Aspire and LOTYM have entered into an agreement pursuant to which LOTYM provides Aspire with consulting services through Barak Matalon on similar terms to those described above.

The Company paid to LOTYM approximately $270,000 in the year ended December 31, 2022.

Voting Agreement

Our Founding Shareholders have the exclusive right under our articles of association to nominate up to 50% of our directors so long as they own in the aggregate at least 40.0% of our issued and outstanding share capital. In furtherance of the foregoing, the Founding Shareholders entered into a voting agreement dated November 17, 2020 pursuant to which the Founding Shareholders vote as one group with regard to any matter relating to the nomination, election, appointment or removal of directors (the “Voting Agreement”). On April 19, 2023, the SPA was entered into by and among Mr. Matalon, Mr. Azur and Mr. Aran (each, a “Purchaser”) and Mr. Zahavi (the “Seller”). Pursuant to the SPA, the Purchasers, severally and not jointly, purchased 3,281,557 Ordinary Shares from the Seller, as follows: Mr. Matalon purchased 1,751,318 Ordinary Shares, Mr. Azur purchased 1,093,028 Ordinary Shares and Mr. Aran purchased 437,211 Ordinary Shares. As part of the SPA, the Voting Agreement was terminated with respect to Mr. Zahavi. As part of the SPA signed on April 19, 2023, the Voting Agreement was terminated with respect to Mr. Zahavi.

Other Agreements with Directors and Executive Officers

We have entered into employment agreements with each of our executive officers in the ordinary course of business. The agreements provide for the terms of each individual’s employment or service with the Company. Since our inception, we have also granted to our executive officers and to certain of our directors options to purchase Ordinary Shares. For a description of transactions and arrangements with our directors and executive officers, see Item 6.B. “Compensation - Executive Officer Compensation”, Item 6.B. “Compensation  - Board Member Compensation” and Item 6.B. “Compensation - Executive Officer and Board Member Employment Agreements.”

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers. See Item 6.B. “Compensation – Insurance and Indemnification” for a description of these indemnification agreements.

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a policy providing that the audit committee will review and approve or ratify material transactions, arrangements, or relationships in which we participate and in which any related person has or will have a direct or indirect material interest. This policy covers interested party transactions under the Companies Law, interested party transactions as defined in Part I, Item 7.B of Form 20-F and transactions between the Company and an interested party, which are material to the Company or the interested party, and any such transactions between the Company and an interested party that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets. A “related person” is any of the following: (1) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (2) associates; (3) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (4) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families; and (5) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (3) or (4) or over which such a person is able to exercise significant influence. This includes enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company. Transactions in the ordinary course of business involving an amount less than $120,000 have been pre-approved under the policy. Direct or indirect material interests may arise by virtue of control or significant influence of the related person to the transaction or by a direct or indirect pecuniary interest of the related person in the transaction. Under this policy, the audit committee shall review whether the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and the extent of the related person’s interest in the transaction, and shall also take into account the conflicts of interest and corporate opportunity provisions of the Code of Ethics and Conduct that we have adopted. All of the transactions described above were entered into prior to the adoption of this policy.

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

•
Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. The allocation to the legal reserve becomes compulsory again when the legal reserve no longer represents 10% of our issued share capital As of December 31, 2022 we had a legal reserve in the amount of $230 thousand.

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

We have not declared nor paid dividends in any of the years ended December 31, 2020, 2021 and 2022.

8.B.          Significant Changes

None.

ITEM 9.          THE OFFER AND LISTING

9.A.          Offer and Listing Details

In November 2020, our Ordinary Shares commenced trading on Nasdaq under the symbol “NGMS.” Prior to this, no public market existed for our Ordinary Shares.

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

10.B.          Memorandum and Articles of Association

Other than as set forth below, the information called for by this Item 10.B. is set forth in Exhibit 2.1 to this Annual Report. Our articles of association were last amended on February 14, 2023 to reflect the exercising of stock options which had been exercised until December 31, 2022, and the related issuance of new shares. A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report.

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

10.C.          Material Contracts

Except as disclosed in this Annual Report in Item 3.D “Risk Factors,” Item 5.B “Liquidity and Capital Resources,” Item 6.B “Compensation,” Item 7.B “Related Party Transactions” and Item 19 “Exhibits”, we are not currently, nor have we been for the two years immediately preceding the date of this Annual Report, party to any material contract, other than contracts entered into in the ordinary course of business.

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

10.E.          Taxation

The following summary contains a description of certain Luxembourg and U.S. federal income tax consequences of the acquisition, ownership and disposition of Ordinary Shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Ordinary Shares. The summary is based upon the tax laws of Luxembourg and regulations thereunder and on the federal income tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

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

The Company will be liable for Luxembourg Corporation Taxes. The standard applicable rate of Luxembourg Corporation Taxes for a company established in Luxembourg-city is 24.94% for the financial year ending on December 31, 2022 (the same rate is applicable in Luxembourg-city for the financial year ending on December 31, 2023). Luxembourg Corporation Taxes apply to the Company’s worldwide income (including capital gains), subject to the provisions of any relevant double taxation treaty. The taxable income of the Company is computed by application of all rules of the Luxembourg income tax law of December 4, 1967, as amended (loi concernant l’impôt sur le revenu), as commented and currently applied by the Luxembourg tax authorities (the “LIR”). Under the LIR, all income of the Company will be taxable in the financial period to which it economically relates and all deductible expenses of the Company will be deductible in the financial period to which they economically relate. Under certain conditions, dividends received by the Company from qualifying participations and capital gains realized by the Company on the sale of such participations may be exempt from Luxembourg Corporation Taxes under the Luxembourg participation exemption regime.

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

Net Wealth Taxation

A corporate holder of our Ordinary Shares that is either a resident of Luxembourg for tax purposes or that maintains a permanent establishment or a permanent representative in Luxembourg through which/whom such shares are held is subject to Luxembourg wealth tax on such shares, except if the holder of our Ordinary Shares is governed by the law of May 11, 2007 on the family estate management company, as amended, by the law of December 17, 2010 on undertakings for collective investment, as amended, by the law of February 13, 2007 on specialized investment funds, as amended, by the law of July 23, 2016 on reserved alternative investment funds, as amended, or is a securitization company governed by the law of March 22, 2004 on securitization, as amended, or is a capital company governed by the law of June 15, 2004 on venture capital vehicles, as amended. Please however note that securitization companies governed by the law of March 22, 2004 on securitization, as amended, capital companies governed by the law of June 15, 2004 on venture capital vehicles, as amended, or reserved alternative investment funds governed by the law of July 23, 2016, as amended and which fall under the special tax regime set out under article 48 thereof may, under certain conditions, be subject to minimum net wealth tax.

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

Material United States Federal Income Tax Considerations for United States Holders

The following summary describes certain United States federal income tax considerations generally applicable to United States Holders (as defined below) of Ordinary Shares. This summary deals only with Ordinary Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). This summary also does not address the tax considerations that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, United States expatriates, holders whose functional currency is not the U.S. dollar, holders subject to any alternative minimum tax, holders that acquired Ordinary Shares in a compensatory transaction, holders which are entities or arrangements treated as partnerships for United States federal income tax purposes or holders that actually or constructively through attribution own 10% or more of the total voting power or value of our outstanding Ordinary Shares.

This summary is based upon the Internal Revenue Code, applicable United States Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the United States Internal Revenue Service (the “IRS”) regarding the tax considerations described herein, and there can be no assurance that the IRS will agree with the discussion set forth below. This summary does not address any United States federal tax considerations other than United States federal income tax considerations (such as the estate and gift tax or the Medicare tax on net investment income).

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

If the Company is or were to become a United States-owned foreign corporation, and if 10% or more of the Company’s earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the Ordinary Shares allocable to our United States source earnings and profits will be treated as United States source, and, as such, a United States Holder may not offset any foreign tax withheld as a credit against United States federal income tax imposed on that portion of dividends. If a United States Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on a distribution on our Ordinary Shares, depending on the nature of such foreign tax. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisers about the impact of these rules in their particular situations.

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

Passive Foreign Investment Company

The Company would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of its gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code), or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets and operations, we believe we were not a PFIC for the year ended December 31, 2022 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of Ordinary Shares, which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service may take a contrary position with respect to our determination in any particular year, and, therefore, there can be no assurance that we were not a PFIC for the year ended December 31, 2022 or will not be classified as a PFIC for the current taxable year or in the foreseeable future. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds Ordinary Shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds Ordinary Shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.

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

10.F.          Dividends and Paying Agents

Not applicable.

10.G.          Statement by Experts

Not applicable.

10.H.          Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and current reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Instead, we must file with the SEC, within four months after the end of each fiscal year, or such other applicable time as required by the SEC, an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

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

10.I.          Subsidiary Information

Not applicable.

10.J.          Annual Report to Security Holdings

Not applicable.

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our operations are exposed to a variety of financial risks: market risk including currency and interest rate risk, contractual risk, credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

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

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

Currency Risk

We have exposure to foreign currency risk. See also Note 24 “Sensitivity Analysis to Currency Risks” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report, where we have included a breakdown of our monetary assets and liabilities by operating currency to provide better visibility to the currency environment we operate in.

The Lottery segment’s functional currency is the USD while Aspire segments' functional currency is the EUR.

The Lottery segment has presence in Israel and therefore is exposed to the NIS. Our Israeli subsidiary has entered certain forward USD/NIS contracts to hedge its exposure associated with expenses nominated in NIS during 2022.

A significant portion of our business is denominated in EUR. which is the functional currency of Aspire. Financial assets denominated in EUR are mainly payment processors and trade receivables, which fund our working capital needs across the EU, as well as serve our quarterly interest payments on our Senior Facilities Agreement with Blackstone.

A significant portion of Aspire business is in GBP. This is mainly driven by our revenues generated in the UK and relating operating commitments: royalties to partners and gaming taxes with the UKGC.

Our board of directors carefully monitors exchange rate fluctuations and reviews their impact on our net assets and position. Exchange rates are negotiated with our main provider of banking services as and when needed.

Interest Rate Risk

Our senior financing facility with Blackstone is linked to EURIBOR and bears interest at a rate of EURIBOR plus 6.25 percent per annum. See Item 5.B. “Liquidity and Capital Resources – Financing for the Acquisition of Aspire”.

Due to our specific exposure to interest rate risk (EURIBOR), we have not prepared any sensitivity analysis.

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

Credit Risk

Credit risk is the financial loss if a customer or counterparty to financial instruments fails to meet its contractual obligation. Credit risk arises from our cash and cash equivalents and trade and other receivables. The concentration of our credit risk is considered by counterparty, geography and currency.

An allowance for impairment is made where there is an identified loss event which, based on previous experience, is evidence of a reduction in the recoverability of the cash flows, although there have been no such impairments over the review year. We use forward looking information in the analysis of expected credit losses for all instruments, which is limited to the carry value of cash and cash equivalents and trade and other balances. Our management considers the above measures to be sufficient to control the credit risk exposure.

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

PART TWO

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Our amended and restated articles of association were last amended on February 14, 2023 to reflect the exercise of stock options which had been exercised until December 31, 2022, and the related issuance of new shares. See Item 10.B. “Memorandum and Articles of Association.”

ITEM 15.          CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

Our management, including our principal executive officer and principal financial and accounting officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation under the framework set forth in Internal Control – Integrated Framework (2013), our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

In accordance with guidance issued by the SEC staff, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. In accordance with the SEC staff guidance, our management excluded Aspire, which we acquired in June 2022 upon the completion of the Aspire Tender Offer, from management’s report on internal control over financial reporting as of December 31, 2022. Aspire represented approximately 84% of our consolidated total assets as of December 31, 2022 and 67.9% of our consolidated total revenue for the year ended December 31, 2022. See Note 4, “Business Combinations” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report. We have included the financial results of this acquisition in the consolidated financial statements from the date of acquisition.

(c)	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for “emerging growth companies.”

(d)	Changes in Internal Control over Financial Reporting

Other than the acquisition of Aspire, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.             [RESERVED]

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Mr. Taylor and Mr. Teitgen satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Mr. Taylor is considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

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

Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Ethics and Conduct applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our Code of Ethics in fiscal year 2022.

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

The consolidated financial statements of NeoGames S.A. as of December 31, 2021 and 2022, and for each the two years in the period ended December 31, 2022, appearing in this Annual Report have been audited by Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm is Amot Bituach House Bldg. B 48, Derech Menachem Begin Rd. Tel Aviv 6618001.

The table below sets out the total amount billed to us by Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, for services performed in the years ended December 31, 2021 and 2022, and breaks down these amounts by category of service:

	2022	2021
	(in thousands)
Audit Fees	$583	$310
Audit Related Fees	170	-
Tax Fees	277	165
All Other Fees	-	-
Total	1,030	475

Audit Fees

The fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and procedures performed with respect to the prospectuses.

Audit Related Fees

The fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s quarterly financial statements for the first, second and third quarters, as well as the Company’s annual financial statements, as well as audit and attestation services with respect to the acquisition of Aspire and for NPI.

Tax Fees

Tax fees for the years ended December 31, 2021 and 2022 were related to tax compliance and tax related services.

All Other Fees

All other fees in the years ended December 31, 2021 and 2022 related to services in connection with non-audit compliance and review work.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

All services provided by our auditors are approved in advance by the Audit Committee.

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

In addition to the above, we currently utilize the controlled company exemption described under Item 6.C “Board Practices—Controlled Company Exemption” from the requirement to have a majority of the board of directors consist of independent directors.

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

Although we are a foreign private issuer and may elect in the future to follow our home country practices in lieu of following certain Nasdaq listing rules, we are still required to, among other things, have an audit committee that satisfies Nasdaq Listing Rule 5605(c)(2) and ensure that such audit committee members meet the independence requirement in Nasdaq Listing Rule 5605(c)(2)(A)(ii). As previously disclosed, Ms. Lisbeth McNabb, who previously served as a member of the Board since May 2021, and also served as chair of the Audit Committee and as a member of the Compensation Committee and Nominating and Corporate Governance Committee, resigned from the board of directors effective April 21, 2023. As a result, Nasdaq notified us that we are not in compliance with Nasdaq Listing Rule 5605(c)(2)(A) requiring three members on our audit committee. As such, we are relying on the cure period allowed for under Nasdaq Listing Rules to fill such vacancy with a qualified individual, and if we fail to do so, we could become subject to delisting by Nasdaq.

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
4.1
Consulting Agreement, dated June 1, 2015, between NeoGames Systems Ltd. and Lotym Holdings (filed as Exhibit 10.3 to NeoGames S.A.’s Form F-1 filed on October 27, 2020, File No. 333-249683, and incorporated herein by reference).

4.2#
Letter, dated June 18, 2018, between Neogames S.à r.l. and WHG (International) Limited (filed as Exhibit 10.5 to NeoGames S.A.’s Form F-1 filed on October 27, 2020, File No. 333-249683, and incorporated herein by reference).

4.3*+#	Amendment No. 1 to the Existing MOU, dated March 29, 2023, between NeoGames S.A. and American Wagering, Inc.
4.4#
Joint Venture Agreement, dated January 14, 2014, between NeoGames Network Limited and Pollard Banknote Limited (filed as Exhibit 10.6 to NeoGames S.A.’s Form F-1 filed on October 27, 2020, File No. 333-249683, and incorporated herein by reference).

4.5	Neogames S.à r.l. — 2015 Option Plan (Amended 2019) (filed as Exhibit 10.7 to NeoGames S.A.’s Form F-1 filed on October 27, 2020, File No. 333-249683, and incorporated herein by reference).
4.6	NeoGames S.A. 2020 Incentive Award Plan (filed as Exhibit 10.8 to NeoGames S.A.’s Form F-1 filed on November 12, 2020, File No. 333-249683, and incorporated herein by reference).
4.7	Form of Indemnification Agreement (filed as Exhibit 10.9 to NeoGames S.A.’s Form F-1 filed on November 12, 2020, File No. 333-249683, and incorporated herein by reference).
4.8*	Amendment No. 1 to the Joint Venture Agreement, dated January 10, 2023, between Pollard Banknote Limited, NeoGames S.A. and NeoGames US LLP.
4.9*	Limited Liability Company Agreement, dated January 10, 2023, between NeoPollard Interactive LLC, Pollard Holdings, Inc. and NeoGames US, LLP.
4.10*#+
Senior Facilities Agreement, dated May 30, 2022, between NeoGames S.A., NeoGames Connect S.à r.l., NeoGames Connect Limited, Global Loan Services Limited, Glas Trust Corporation Limited, and the guarantors and lenders party thereto

8.1*	List of subsidiaries.
12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*      Filed herewith
**    Furnished herewith

#      Portions of this exhibit have been redacted pursuant to Item 4 of the Instructions As To Exhibits of Form 20-F because it is both (i) not material and (ii) the type of information that the Company customarily and actually treats as private or confidential. The Company hereby agrees to furnish an unredacted copy of the exhibit to the SEC upon request.
+     Certain schedules have been redacted pursuant to Instructions as to Exhibits to Form 20-F. The Registrant hereby agrees to furnish an unredacted copy of the exhibit to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NEOGAMES S.A.

Date: April 28, 2023	By:	/s/ Moti Malul
Moti Malul
Title: Chief Executive Officer

NEOGAMES S. A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
NeoGames S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of NeoGames S.A. and its subsidiaries (“the Company”), as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income (loss), changes in equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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
April 27, 2023
Tel Aviv, Israel

NEOGAMES S.A

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2022	2021
	Note	U.S. dollars (in thousands)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	5	41,179	66,082
Restricted deposits		489	9
Prepaid expenses and other receivables		5,789	2,661
Due from Aspire Group	4	-	1,483
Due from the Michigan Joint Operation and NPI	10	3,768	3,560
Trade receivables	6	38,537	3,724
Income tax receivable		536	-
		90,298	77,519

NON-CURRENT ASSETS
Restricted deposits		149	154
Restricted deposits - Joint Venture	10	4,098	3,848
Property and equipment	7	3,992	2,159
Intangible assets	8	347,213	22,354
Right-of-use assets	11	7,973	7,882
Investment in Associates	28	4,770	-
Deferred taxes	23	2,451	1,839
		370,646	38,236

TOTAL ASSETS		460,944	115,755

The accompanying notes are an integral part of these consolidated financial statements.

NEOGAMES S.A

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2022	2021
	Note	U.S. dollars (in thousands)

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade and other payables	12	16,042	8,069
Royalty payables		10,838	-
Client liabilities	13	6,927	-
Income tax payables		7,396	-
Gaming tax payables		10,133
Lease liabilities	11	1,150	769
Capital notes and accrued interest due to Aspire Group	4	-	21,086
Contingent consideration on business combination and other	14	17,256	-
Employees' related payables and accruals		7,262	4,202
		77,004	34,126

NON-CURRENT LIABILITIES
Loans and other due to Caesars, net	9	-	9,449
Liability with respect to Caesars’ IP option	9	3,450	3,450
Loans from a financial institution, net	15	209,287	-
Company share of Joint Venture net liabilities, net	10	539	830
Lease liabilities	11	6,823	7,820
Accrued severance pay, net	16	1,033	286
Deferred taxes	23	17,469	-
		238,601	21,835

EQUITY
Share capital		59	45
Reserve with respect to transaction under common control	2	(8,467)	(8,467)
Reserve with respect to funding transaction with related parties	2	20,072	20,072
Accumulated other comprehensive income		482	-
Share premium		173,908	70,812
Share based payments reserve	26	6,941	6,023
Accumulated losses		(47,656)	(28,691)
		145,339	59,794

TOTAL LIABILITIES AND EQUITY		460,944	115,755

The accompanying notes are an integral part of these consolidated financial statements.

NEOGAMES S.A

CONSOLIDATED STATEMENTS OF COMPERHENSIVE INCOME (LOSS)

		For the year ended December 31,
		2022	2021	2020
	Note	U.S. dollars (in thousands)

Revenues	18	165,698	50,463	49,202

Distribution expenses	20	97,579	9,889	6,685
Development expenses		10,278	9,428	7,452
Selling and marketing expenses		5,364	1,549	1,483
General and administrative expenses	21	23,306	12,300	7,496
Initial public offering expenses		-	-	2,796
Business combination related expenses	4	17,984	3,841	-
Depreciation and amortization	7,8,11	35,611	14,613	11,657
		190,122	51,620	37,569

Profit (loss) from operations		(24,424)	(1,157)	11,633

Interest expenses with respect to funding from related parties	4	2,867	4,811	4,343
Finance income	22	-	-	(21)
Finance expenses	22	12,238	1,501	747
The Company’ share in profit of Joint Venture and associated companies	10a	22,110	12,446	1,393
Profit (loss) before income taxes expenses		(17,419)	4,977	7,957

Income taxes expenses	23	(1,546)	(325)	(1,443)

Net (loss) income		(18,965)	4,652	6,514
Other comprehensive income (loss):
- Item that will not be reclassified to profit or loss - loss on fair value valuation of a financial asset through other comprehensive loss		(1,992)	-	-
- Item that will or may be reclassified to profit or loss - foreign operations financial statements translation adjustments		2,474	-	-
Other comprehensive income		482	-	-
Total comprehensive income (loss)		(18,483)	4,652	6,514
Net income (loss) per common share outstanding, basic ($)		(0.64)	0.18	0.29
Net income (loss) per common share outstanding, diluted ($)		(0.64)	0.17	0.27
Weighted average number of common shares outstanding, basic	25	29,716,281	25,302,350	22,329,281
Weighted average number of common shares outstanding, diluted	25	29,716,281	26,640,120	23,898,477

The accompanying notes are an integral part of these consolidated financial statements.

NEOGAMES S.A

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	Share capital		Share premium	Accumulated losses	Share based payments reserve	Reserve with respect to funding transactions with related parties	Reserve with respect to transaction under common control	Accumulated other comprehensive Income	Non- Controlling Interests	Total equity (deficit)
	U.S. dollars (in thousands)

Balance as of January 1, 2020	21		22,788	(39,857)	2,967	16,940	(8,467)	-	-	(5,608)

Changes in the year:
Share based compensation	-		-	-	969	-	-	-		969
Benefit to the Company by an equity holder with respect to funding transactions	-		-	-	-	3,132	-	-		3,132
Recapitalization of share capital**	23		(23)	-	-	-	-	-		-
Issuance of ordinary shares, net of issuance cost, in an initial public offering,	-		45,810	-	-	-	-	-		45,810
Exercise of employee options to ordinary shares	-		33	-	(29)	-	-	-		4
Total comprehensive income for the year				6,514	-	-	-	-		6,514
Balance as of December 31, 2020	44	*	68,608	(33,343)	3,907	20,072	(8,467)	-	-	50,821

Changes in the year:
Share based compensation	-		-	-	3,448	-	-	-		3,448
Exercise of employee options to ordinary shares	1		2,204	-	(1,332)	-	-	-		873
Total comprehensive income for the year	-		-	4,652	-	-	-	-		4,652
Balance as of December 31, 2021	45	*	70,812	(28,691)	6,023	20,072	(8,467)	-	-	59,794

Changes in the year:
Share based compensation	-		-	-	2,994	-	-	-		2,994
Issuance of ordinary shares as a partial consideration for Aspire business combination (Note 4)	14		100,630	-	-	-	-	-	6,190	106,834
Commitment arrangement to acquire non-controlling interest options									(6,190)	(6,190)
Exercise of employee options to ordinary shares	-		2,466	-	(2,076)	-	-	-		390
Total comprehensive income (loss) for the year	-		-	(18,965)	-	-	-	482		(18,483)
Balance as of December 31, 2022	59	*	173,908	(47,656)	6,941	20,072	(8,467)	482	-	145,339

*	As of December 31, 2022 and 2021, 33,482,447 and 25,565,095 shares, no par value, authorized issued and fully paid, respectively.
**	On November 10, 2020, the Company completed a 1: 8.234 (approximated) reverse split of its share capital by way of conversion of its then existing 181,003,584 shares into 21,983,757 shares.

The accompanying notes are an integral part of these consolidated financial statements.

NEOGAMES S.A

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2022	2021	2020
	U.S. dollars (in thousands)
Cash flows from operating activities:
Net income (loss) for the period	(18,965)	4,652	6,514

Adjustments for:
Amortization and depreciation	35,611	14,613	11,657
Income taxes expenses	1,546	325	1,443
Income taxes received (paid), net	6,419	(2,230)	(606)
Interest expenses with respect to funding including from related parties	11,170	4,811	4,343
Other finance expenses, net	3,935	1,501	726
Payments with respect to IP Option	373	613	478
Share based compensation	2,994	3,448	969
The Company’s share in profit of Joint Venture and associated companies, net	(22,110)	(12,446)	(1,393)
Proceeds from the Joint Venture and associated companies	21,141	12,251	3,021
Initial public offering expenses	-	-	2,430
Decrease (increase) in trade receivables	(2,093)	487	(1,286)
Business acquisition related expenses	17,984	3,667	-
Business acquisition related expenses paid	(21,234)	-	-
Decrease (increase) in prepaid expenses and other receivables	1,344	(1,048)	(541)
Increase in gaming tax payable	1,617	-	-
Increase in royalties payable	189	-	-
Decrease (increase) in Aspire Group	1,948	(1,427)	240
Increase in amounts due from the Michigan Joint Operation and NPI	(208)	(368)	(2,942)
Increase (decrease) in trade and other payables	(3,385)	(1,394)	2,083
Increase (decrease) in employees' related payables and accruals	(845)	640	979
Increase in client liabilities	666	-	-
Capital loss on disposal of property and equipment	113	-	-
Accrued severance pay, net	139	(98)	108
	57,314	23,345	21,709
Net cash generated from operating activities	38,349	27,997	28,223
Cash flows from investing activities:
Purchase of property and equipment	(1,365)	(1,462)	(928)
Capitalized development costs	(26,536)	(17,010)	(13,128)
Restricted deposits - Joint Venture	(178)	(75)	(1,773)
Net change in deposits	(163)	13	112
Investment in Associate	(28)	-	-
Net cash used in Aspire business combination (note 4)	(197,674)	-	-
Net cash used in investing activities	(225,944)	(18,534)	(15,717)
Cash flows from financing activities:
Loans from Caesars	-	-	2,500
Repayments of loans from Caesars	(11,000)	(1,500)	(2,500)
Repayments of capital notes to Aspire	(21,837)	-	-
Loans from a financial institution, net	204,200	-	-
Interest paid	(8,521)	(835)	(684)
Repayments for lease liabilities (principal and interest)	(1,075)	(1,686)	(1,455)
Exercise of employee options	390	873	4
Issuance of shares, net of issuance costs, other initial public offering expenses	-	-	43,380
Net cash generated from (used in) financing activities	162,157	(3,148)	41,245
Currency exchange differences on cash and cash equivalents	535	-	-
Net (decrease) increase in cash and cash equivalents	(25,438)	6,315	53,751
Cash and cash equivalents at the beginning of the year	66,082	59,767	6,016

Cash and cash equivalents at the end of the year	41,179	66,082	59,767

The accompanying notes are an integral part of these consolidated financial statements.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL

A.	Neogames S.A. (the “Company”) was incorporated in Luxemburg on April 10, 2014 under the laws of the Grand Duchy of Luxembourg in the form of a public company (société anonyme) with a registered office at 63-65, rue de Merl, L‑2146 Luxembourg. On November 24, 2020, the Company completed an initial public offering on Nasdaq exchange. The Company shares are traded under the symbol “NGMS”. The Company’s principal shareholders, as of December 31, 2022 were Barak Matalon, Pinhas Zehavi, Elyahu Azur and Aharon Aran, that collectively owned the majority of Aspire Global Plc (“Aspire”) prior to the business combination described below (NeoGames and Aspire, collectively the Group). On September 16, 2021, Caesars Entertainment Organization Limited (“Caesars”) completed an underwritten public offering of ordinary shares including full exercise of the underwriters’ option to purchase additional ordinary shares leading to the sale of an aggregate of 3,975,947 Ordinary Shares through an underwritten filing and on March 14, 2022, Caesars consummated a block sale of its remaining shares and consequently is no longer beneficially owner of any securities of the Company (see also Note 9a).

B.
The Company, together with its subsidiaries, a joint operation and a joint venture, is a leading global technology provider engaged in the development and operation of online lotteries and games (“Lottery”), allowing lottery operators to distribute lottery products via online sales channels while using the Company’s technology. The Company, together with a publicly traded Canadian Company, Pollard Banknote Limited (“Pollard”), develops, and operates and serves contracts across the United States of America (through a joint operation, the “Michigan Joint Operation”) and a joint venture - NeoPollard Interactive LLC (“NPI” or the “Joint Venture”) and across Europe also through its wholly owned subsidiary.

On June 14, 2022, the Company completed a business combination with Aspire Global plc (“Aspire”) (“Aspire Business Combination”) by acquiring 100% of its outstanding shares by year-end, for a total consideration of $367.8 million comprised of $267.2 million cash and newly issued Company’s shares valued at $100.6 million.

Aspire was incorporated in Gibraltar on December 17, 2003. On May 9, 2017, Aspire re-domiciled to Malta. Since July 11, 2017, until the acquisition by Neogames, Aspire’s shares were traded on Nasdaq First North Premier Growth Market in Stockholm, Sweden, under the ticker “ASPIRE.”

C.	Aspire, together with its subsidiaries and associates, is a leading platform supplier, offering a full turnkey solution for iGaming operators. The Aspire group provides an advanced solution combining a robust platform, interactive games, a sportsbook and a set of comprehensive managed services. Gaming operators, affiliates and media companies benefit from flexible cross-platform solutions that include fully managed operations and customized integration of a vast games offering.

In 2019 and 2020, Aspire completed two business combinations of GMS Entertainment Ltd. a leading aggregator and game studio ("PariPlay" or " Games ") and BtoBet Limited ("BTOBET" or " Sport") a leading sportsbook provider by acquiring 100% of their outstanding shares, respectively.

Aspire’s group comprises three segments: Core, Games, and Sports:

•
Core: Aspire Core allows operators to operate under their own local licenses or under Aspire’s licenses in numerous markets. Aspire’s platform partners have access to on-demand data analysis services in addition to a wide array of analytical tools. The platform is continuously updated with new features relating to regulation and ongoing compliance. The in-house regulation and compliance team monitors all operations, conducts ongoing training and provides partners with regulatory updates and marketing guidelines for their jurisdiction. The platform itself can be used exclusively or combined with a wide range of managed services such as customer support, CRM tools and financial services.

•
Games (Pariplay): Aspire’s subsidiary PariPlay is a leading aggregator and content provider. PariPlay offers both a wide variety of proprietary games produced from in-house studios as well as a wide array of third-party games from suppliers, all integrated into one API and single integration, accompanied by engagement and retention tools on the aggregation platform.

•
Sports (BtoBet): Aspire’s subsidiary BtoBet is a leading sportsbook provider. With the proprietary sportsbook, Aspire controls the IP in major elements of the value chain and can steer the complete roadmap. In addition, it also provides Aspire with great flexibility when it comes to adding new features and securing fast time to market.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL (Cont.)

D.
Ukraine - As significant portion of our development team resides and works from Ukraine. The continuation of the local war may impact our ability to meet our long-term development delivery commitments although so far, the Company managed to mitigate the risk and no material impact has been observed on the delivery and stability of the development projects. That being stated, it is difficult to predict whether our ability to continue and develop our products in the same pace and launch new contracts in short delivery timelines may be affected by the situation in Ukraine.

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

D.	Business combination

When the Group gained control on a business, the business combination has been accounted for based on the purchase accounting method. The Group measures the transferred consideration based on the fair value of the transferred assets (cash) and the shares issued. The identified assets, liabilities and components of non-controlling interests have been accounted for on their fair value on the acquisition date based on preliminary management assessment to be finalized within a year from the acquisition date.

Goodwill represents the excess of the cost of the business combination over the fair value of the identified assets and liabilities. Goodwill was allocated based on the initial recognition of the of the expected benefit from the business combination that gave rise to goodwill. Goodwill was allocated at the initial recognition to the Group's cash generating units ("CGUs") that have expected to benefit from the business combination that gave rise to the goodwill. When the consideration transferred includes a contingent consideration arrangement, the contingent consideration is measured at its acquisition date fair value and included as part of the considerations transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the “measurement period” about facts and circumstances that existed at the acquisition date. The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments is recognized in the statement of the comprehensive income. Business combination related expenses have been recorded into statement of comprehensive income.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect the new information obtained about the facts and circumstances that existed as of the acquisition date, if known, would have affected the amounts recognized as of that date.

E.	Foreign currency

The financial statements of the Group are prepared in US dollars. The functional currency is the currency that best reflects the economic substance of the underlying events and circumstances relevant to the Group’s transactions. Aspire group functional currency is Euro ("Foreign operations"), while all other entities within the Group have the US dollar as their functional currency.

Balances in currencies other than US dollar are translated into US dollars in accordance with the principles set forth by International Accounting standard (IAS) 21 (“The Effects of Changes in Foreign Exchange Rates”).

Transactions in currencies other than the functional currency ("Foreign currency") –

Each transaction denominated in Foreign currency has been recorded at the functional currency using the transaction date exchange rate.

At the end of the reporting period:

Financial assets and liabilities have been translated at the exchange rate applicable at the end of the reporting period while non-financial items have been translated at the exchange rate at the time of the transaction. Gains and losses from translation are recorded as finance income (expense).

Foreign operations –

The financial statements of Foreign operations have been translated into US dollar as follows:

Assets and liabilities related to the Foreign operations have been translated at the exchange rate applicable at the end of the reporting period.

Profit and loss items have been translated using quarterly average exchange rates.

Equity items except for accumulated other comprehensive income and retained earnings have been translated using transaction date exchange rate.

Retained earnings is based on opening balance plus profit and loss items which have been translated using quarterly average exchange rates.

The exchange differences have been recorded as other comprehensive income.

F.	Transaction under common control

Acquisition of intangible assets under common control in 2014 was accounted for based on their book value as was accounted for by the seller, and the difference between the fair value of the consideration and the book value of the intangible assets was recorded as a capital reserve with respect to transaction under common control in the statement of changes in equity (deficit).

G.	Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term bank deposits with an original maturity of three months or less, as well as funds attributed to players deposits reserves and deposits held at call with banks.

H.	Restricted deposits

Restricted deposits mainly includes Joint Venture Restricted deposits (see note 10), pledges for leased premises.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Financial instruments

Financial assets and financial liabilities are recognized in the Company’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value and subsequently measured at amortized cost based on the effective interest rate, as applicable.

Financial assets are classified into one of the categories discussed below, depending on the purpose for which the asset was acquired. The Group’s accounting policy for each category is as follows:

Derivatives - Fair value through profit or loss
The Group uses derivative financial instruments to hedge certain currency cash flow exposures denominated in NIS. The derivative instruments used by the Group consist mainly of forward foreign exchange contracts. They are carried in the statement of financial position at fair value with changes in fair value recognized in the consolidated statement of comprehensive income within finance income or expense.

Investment in shares of a publicly traded company - Fair value through other comprehensive loss
The fair value is based on its stock market price (Level 1), whereby any gains or losses are recognized in other comprehensive income (loss).

Amortized cost

These assets comprise principally of trade receivables, cash and cash equivalents and deposits.

Trade receivables

Trade receivables are initially recognized at transaction price and subsequently measured at amortized cost and principally comprise amounts due from Lottery and gaming operator customers across all of our business units. The Company has applied the standard simplified approach and has calculated the Expected credit losses based on lifetime of expected credit losses, with de-minimis results. Bad debts (if any) are written off when there is objective evidence that the full amount may not be collected. Aspire’s trade receivables principally represent amounts due from payment processors that remit funds on behalf of customers and other types of contractual monetary asset and cash.

Other types of financial assets where the objective is to hold these assets in order to collect contractual cash flows and the contractual cash flows are solely payments of principal and interest which are initially recognized at fair value and are subsequently carried at amortized cost using the effective interest rate method, less provision for impairment.

Financial liabilities are classified into one of the categories discussed below. The Group’s accounting policy for each category is as follows:

Derivatives - see above within financial assets

Other financial liabilities - amortized cost
Other financial liabilities include mainly loans, trade and other payables:

Loans are initially recognized at fair value net of any transaction costs directly attributable to the issue of the instrument. Such interest-bearing loans are subsequently measured at amortized cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the consolidated statement of financial position.

Trade and other payables are initially recognized at fair value and subsequently carried at amortized cost.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Investment in a joint operation

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

K.	Investment in a joint venture

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

L.	Investment in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not control or joint control over those policies. The Group’s investment in its associates is accounted for using the equity method. Under the equity method, the investment in an associate is initially recognized at cost plus direct transaction costs. The carrying amount of the investment is adjusted to recognize changes in the company’s share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment separately. In cases where equity losses exceed the investment, they are not recognized unless the Group is obligated and has a share in those losses. After the application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on the investment in its associate. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Group calculates the impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss in the Statement of Comprehensive Income.

M.	Employee benefits

The Group employs personnel in Israel, United states, Malta, Ukraine, Bulgaria, Gibraltar, India, North Macedonia and Italy.

The Israeli subsidiaries have adopted the general authorization in accordance with Section 14 of the Severance Pay Law, 1963 (“Section 14”), according to which deposits to the pension funds and/or policies of insurance companies exempt the subsidiary from additional payments. However, the Group’s liabilities for severance pay, attributed to certain employees that are not subject to Section 14 are computed on the basis of the employee’s most recent salary as of the end of the period date, in accordance with the Severance Pay Law, and are partially covered by monthly deposits with insurance policies and/or other funds in favor of the employees and the remaining are accrued for in the consolidated financial statements.

As most of NGS’s the Israeli subsidiaries employees are covered by Section 14, and due to immateriality, the Group does not use actuarial estimates and calculations for severance obligations. The Group accounts for such employees who are not subject to Section 14, by measuring accruals on the full amounts assuming that all of these employees will be terminated as of the end of the period date of each period (shut-down method).

The Bulgarian, Gibraltarian and India-based subsidiaries applied the same concept as described above, and by depositing funds on a monthly basis those subsidiaries are exempt from any additional payments as well.

The majority of the employees in Ukraine and North Macedonia are not entitled by their employment scheme and local regulation to severance pay.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Provisions and contingent liabilities

Provisions, which are liabilities of uncertain timing or amounts, are recognized when the Company has a legal or constructive obligation as a result of past events, if it is probable that an outflow of funds will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

Where the Group has a possible obligation as a result of a past event that may, but probably will not, result in an outflow of economic benefits, no provision is made.

Disclosures are made of the contingent liability (which its likelihood to succeed is not remote) including, where practicable, an estimate of the financial effect, uncertainties relating to the amount or timing of outflow of resources and the possibility of any reimbursement.

Where time value is material, the amount of the related provision is calculated by discounting the cash flows at a pre-tax rate that reflects market assessments of the time value of money and any risks specific to the liability.

O.	Property and equipment

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

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Intangible assets

Intangible assets acquired through business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are recognized initially at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Internally generated intangible assets

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

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete, and the asset is available for use. It is amortized over the period of expected future benefit.

The useful life of capitalized development costs is between 3-8 years and they are amortized on a straight-line basis over the expected useful lives of the assets concerned.

Q.	Goodwill

Goodwill is initially recognized and measured as set out above Note 2d.

Goodwill is not amortized but is reviewed for impairment at least annually as of year-end. CGUs to which goodwill have been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss recognized for goodwill is not reversed in a subsequent period. See Notes 8 and 19.

R.	Impairment of non-financial assets

The Company evaluates the need to record an impairment of the carrying amount of fixed assets and intangible assets whenever events or changes in the circumstances indicate that the carrying amount is not recoverable. If the carrying amount of the above assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of the net sale price and value in use. In measuring value in use, the expected cash flows are discounted using a pre-tax discount rate that reflects the specific risks of the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the statement of comprehensive income (loss). In case of appreciation in the following accounting periods, the impairment charge can be reserved into the statement of comprehensive income up to the depreciated/amortized asset to be recalculated then.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Revenue recognition

Revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring services to a customer.

Revenue is recognized in the accounting periods in which the transactions occurred after deduction of certain promotional bonuses granted to customers and VAT, and after adding the fees and charges applied to customer accounts and is measured at the fair value of the consideration received or receivable.

In instances of revenue split arrangements where the Company is the principal in the transaction, revenue is recognized on a gross basis and the third-party revenue portion related to the sale is recognized within distribution expenses as royalties, while in cases where the Company acts as an agent between the customer and the vendor, revenue is recognized net of costs:

Net gaming revenues (bets minus wins and certain promotional bonuses) are presented, net of distribution expenses in an arrangement whereby the partner (website owner) is the principal, while the Company provides operational services (platform, processing, reporting etc.) as its agent (service provider). In most arrangements, the Company is the principal.

Royalties from licensing of technological platforms and provision of proprietary games content are presented net of third-party games charges in an arrangement whereby the lottery customer controls and is accountable for the third-party games and the relating commercial terms with the third-party games vendors, while the Company is its agent as a platform aggregator. In most arrangements, the Company is the principal and provides comprehensive solution.

To determine whether the Group is an agent or principal, management consider whether the Group obtain control of the services or products before they are transferred to the customer. In making this evaluation, several factors are considered, most notably whether we have primary responsibility for fulfillment to the customer, as well as pricing discretion.

The Group generates its revenues through four streams:

•	Royalties from licensing of technological platforms and provision of proprietary games content (which are recognized in the accounting periods in which the gaming transactions occur).
•	Fees from access to intellectual property rights (which are recognized over the useful periods of the intellectual property rights).
•	Fees from development services (which are recognized in the accounting periods in which services are provided)
•	Fees from online activities including net gaming revenues, processing charges and other similar charges (which are recognized in the accounting periods in which the gaming transactions occur).

T.	Segment Reporting

Segmental results are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker.

The Company’s operating segments identified are: Lottery, Core, Sports and Games. See Notes 1 and Note 19.

U.	Reserve with respect to funding transactions with related parties

Transactions with related parties are accounted for based on fair value. Any difference between the nominal value and the fair value that arises in transactions with related parties are recorded directly into equity to a “Reserve with respect to funding transactions with related parties”.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Share-based payments

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

W.	Distribution expenses

Distribution expenses include royalties, content, gaming duties, payment processing and other related.

Gaming duties relate to gaming taxes imposed by various EU countries.

X.
Finance income and expenses

Finance income and finance expenses are comprised of interest including loans as well as related parties funding, net currencies exchange rates differences, interest on lease liabilities and banks charges. See Note 22.

Y.	Income taxes

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

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the reporting date, and that amount is expected to apply when the deferred tax liabilities/assets are settled/recovered.

The Company recognized deferred tax assets, if any, only when their recoverability is more likely than not.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The company adopted IFRIC 23, Uncertainty over Income Tax Positions (“IFRIC 23”), for the year ended December 31, 2022, which provides guidance on accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation requires:

•	The company to determine whether uncertain tax treatments should be considered separately or collectively based on which approach provides better predictions of the resolution.

•	The company to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and

•
The company, if it is not probable that the uncertain tax treatment will be accepted, to measure the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty. This measurement is required to be based on the assumption that each of the tax authorities will examine amounts they have a right to examine and have full knowledge of all related information when making those examinations.

Z.	Fair value measurement hierarchy

The Group measures certain financial instruments, including derivatives, at fair value at the end of each reporting period. Fair value is the price that would be received or paid in an orderly transaction between market participants at a particular date, either in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market for that asset or liability accessible to the Company.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

AA.	Income (loss) per share

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

BB.	Leases

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

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost, less accumulated depreciation and impairment losses.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In profit or loss, amortization expenses of the right-of-use asset and interest expenses in respect of the lease liability recognized. In the statement of cash flows, payments in respect of the principal portion of the lease liability classified as financing activity and payments in respect of the interest portion of the lease liability classified in accordance with the Company’s policy regarding classification of interest payments as financing activity.

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

Revenues presentation – gross vs. net:
The Group applies judgment in determining whether it is acting as a principal or an agent where it provides services and third-party games to business partners and other customers. In making these judgments the Group determined whether the nature of its promise is a performance obligation to provide the specified services itself (the entity is a principal) or to arrange for the other party to provide those services (i.e. the entity is an agent). See also Note 2s.

Funding transactions with related parties:
The fair values of the funding transactions with related parties, the reserve relating to the funding transactions with related parties and the related interest expenses are recorded based on discounted cash flow of the anticipated repayments, calculated using a market interest rate determined by a third-party appraiser. For further details, see Note 9.

Business combination – preliminary purchase price allocation and goodwill impairment evaluation:
With respect to Aspire Business Combination preliminary purchase price allocation and year-end goodwill impairment evaluation and with the assistance of a third-party appraiser, the Group applied certain assumptions and judgments in the preparation of discounted cash flows primarily with respect to intangible assets and CGUs, see Notes 4 and 19.

Contingent consideration on business combination:
The Group calculated the contingent consideration on BTOBET business combination based on the 2022 results and its understanding of the relating agreement. For further details, see Note 14.

Capitalization of development costs:
Costs relating to internally generated intangible assets are capitalized if the criteria for recognition as assets are met. The initial capitalization of costs is based on management’s judgment that technological and economic feasibility criteria are met. In making this judgment, Management considers the progress made in each development project and its latest forecasts for each project. For further details, see Note 8.

Income taxes:
The Group operates substantially in many countries. The applicability of corporate income taxes of those jurisdictions and/or the allocation of the Group's taxable income to those jurisdictions are subject to management’s assessments and judgments after consultations with the Group’s tax advisors. For further details, see Notes 2Y and 23.

Share based payments:
The compensation expenses of stock options are vested over service periods. Stock based compensation expenses were recorded based on the fair values of the options, using the Black-Scholes model and its underlying assumptions.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - BUSINESS COMBINATION

ASPIRE GROUP:

On June 14, 2022, the Company completed a business combination of Aspire, in consideration for $267.2 million in cash and $100.6 million issuance of 7,604,015 Company's new shares valued at 13.2 closing price per share on Nasdaq on that day.

Details of the preliminary purchase price allocation of the fair value of the identifiable assets, goodwill, liabilities and non-controlling interests are as follows (U.S. dollars in millions):

Identified assets and liabilities acquired:

Cash	69.5
Trade receivables	31.9
Prepaid expenses and other receivables	4.6
Investment in Associates	3.9
Tax receivable	3.4
Property and equipment	1.6
Intangibles (Note 8)	147.3
Deferred taxes	(18.4)
Trade and other payables	(13.2)
Royalty payable	(10.4)
Contingent consideration on business combination	(9.9)
Gaming tax payables	(8.2)
Client liabilities	(6.1)
Other assets and liabilities, net	2.1
Total identified assets and liabilities acquired	198.1
Goodwill (Note 8)	175.9
Non-controlling interests	(6.2)
Total consideration	367.8

The non-controlling interests were valued at fair value, assigned in the preliminary price allocation to PariPlay CGU, see also Notes 3 and 19.

The main factors which derived goodwill recognition at this transaction are existing intangible assets such as qualified management and staff, which have not met the stand-alone recognition criteria as well as potential synergy premium. The goodwill was allocated to each of Aspire reporting segments which are also the applicable cash generating units. see Note 19.

For the years ended December 31, 2022 and 2021, the Company recorded business combination related expenses of $18.0 million and $3.8 million, respectively.

For the year ended December 31, 2022, Aspire's revenues of $112.1 million and net loss of $6.3 million, respectively, were included in the consolidated statement of comprehensive income (loss).

The hypothetical revenues and net loss of the combined company assuming that the business combination had been completed on 1 January 2022 are as follows:

For the year ended December 31,
2022
U.S. dollars in millions

Revenues	259.8
Net loss	28.4

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - BUSINESS COMBINATION (Cont.)

On August 6, 2015, the Company entered into a services agreement with Aspire pursuant to which the Company has provided Aspire with certain dedicated development, maintenance and support services necessary for the operation of Aspire's business (the “Transition Service Agreement”).

On July 8, 2015, the Company entered into a cost allocation agreement with Aspire (mainly with respect to the office lease in the reported periods) pursuant to which each party has agreed to bear certain costs that are then recovered on a pass through basis from the other party, including a sublease to the Company's Israeli offices, provided to the Company by Aspire until 2022 (the “Cost Allocation Agreement”).

In March 2022, the Company paid the outstanding capital notes and accrued interest due to Aspire totaling to $22.4 million.

As described above, in the reported periods, the Company provided and received certain services from the Aspire Group, such as research and development services and administrative services as follows:

	For the year ended December 31,
	2022	2021	2020
	U.S. dollars in thousands

Revenues generated from the Transition Services Agreement	767	1,617	2,430
Expenses derived by the Cost Allocation Agreement:
Labor (included in general and administrative expenses)	130	251	66
Rent (included in depreciation and interest with respect to right of use)	50	1,198	1,064
Other (included in general and administrative expenses)	137	230	160
Total expenses	317	1,679	1,290

NOTE 5 - CASH AND CASH EQUIVALENTS

	As of December 31,
	2022	2021
	U.S. dollars in thousands

Cash at bank	36,707	66,082
Funds attributed to player deposit reserves	4,472	-
	41,179	66,082

NOTE 6 - TRADE RECEIVABLES

	As of December 31,
	2022	2021
	U.S. dollars in thousands

Payment processors receivables	15,067	-
Trade receivables*	23,470	3,724
	38,537	3,724

* The balance as of December 31, 2022, included $3 million overdue more than 90 days but less than one year.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - PROPERTY AND EQUIPMENT, NET

	Computers and computers equipment	Office furniture and equipment	Leasehold improvements	Total
	U.S. dollars in thousands
Cost:
Balance as of January 1, 2022	3,283	351	1,284	4,918
Aspire business combination	1,085	243	279	1,607
Foreign operations financial statements translation adjustments	(21)	17	33	29
Disposals	(144)	(8)	(306)	(458)
Additions during the year	479	341	545	1,365
	4,682	944	1,835	7,461

Accumulated depreciation:
Balance as of January 1, 2022	2,568	44	154	2,766
Foreign operations financial statements translation adjustments	(74)	3	31	(40)
Disposals	(141)	(6)	(198)	(345)
Additions during the year	901	50	137	1,088
	3,254	91	124	3,469
Net Book Value:
As of December 31, 2022	1,428	853	1,711	3,992
As of December 31, 2021	715	314	1,130	2,159

NOTE 8 - INTANGIBLE ASSETS

	Capitalized development costs and technology acquired	Customer relationship	Trade Names	Goodwill	Total
	U.S. dollars in thousands
Cost:
Balance at beginning of the period	75,208	-	-	-	75,208
Business combination	76,596	61,228	9,512	175,880	323,216
Additions	26,536	-	-		26,536
Foreign operations financial statements translation adjustments	2,367	1,622	252	4,986	9,227
As of December 31, 2022	180,707	62,850	9,764	180,866	434,187

Accumulated amortization:
Balance at beginning of the period	52,854	-	-	-	52,854
Amortization	23,038	9,830	705	-	33,573
Foreign operations financial statements translation adjustments	18	494	35	-	547
As of December 31, 2022	75,910	10,324	740	-	86,974

Net Book Value:
As of December 31, 2022	104,797	52,526	9,024	180,866	347,213

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - INTANGIBLE ASSETS (Cont.)

Goodwill impairment evaluation

As of December 31, 2022, the Company conducted a goodwill impairment evaluation (derived from Aspire business combination), with the assistance of a third-party appraiser. The conclusion of this evaluation was that the recoverable amounts determined as values in use are not lower than their carrying amounts and therefore no impairment of goodwill is required. The value in use for each cash generating unit was determined based on its estimated future cash flows expected for the specific period and fixed growth rate for the period onward. Details with respect to the significant assumptions used are as follows:

Cash generating units	Aspire Core (Core)	PariPlay (Sports)	BtoBet (Games)
The amount of value in use exceeded the carrying value as of December 31, 2022 - U.S. dollars in millions	30.0	8.2	16.9
Specific cash flow period (years)	7	9	9
The pre-tax discount rate used	19.4%	20.7%	18.8%
Change in the pre-tax discount rate used, resulting in value in use equal the carrying value as of December 31, 2022	3.0%	1.4%	3.1%
Fixed growth rate	3%	3%	3%
The fixed growth (negative growth) rate to be used, resulting in value in use equal the carrying value as of December 31, 2022	(7.4)%	(3.6)%	(13.8)%

NOTE 9 - RELATED PARTIES

A.	CAESARS:

On June 18, 2018, the Company entered into a license agreement with WHG (International) Ltd. (“WHG”), an affiliate of Caesars. Pursuant to the license agreement, the Company has granted WHG a sub-license to use the NeoSphere Platform (the “Licensed IP”) for a period of four years which was extended for a period of additional three years through 2026, to operate in the US iGaming market and additional jurisdictions agreed to by the parties. It was also agreed that Caesars will compensate the Company for the right to use the Licensed IP as well as costs associated with adjustments (“Developed IP”) required to be made to the Licensed IP so that the Licensed IP would be deemed complaint with specific market requirements and other market practices. Upon a change in control of the Company, WHG has the option (the “IP Option”) to convert the license into a perpetual license for a payment of £15.0 million. The Company has also agreed to provide WHG with the IP Option following the completion of a four-year period from the date of the term sheet. The fair value of the IP Option liability was valued with the assistance of a third-party appraiser to be approximately $3.45 million.

The Company’s total revenues from this license agreement in the year ended December 31, 2022 and 2021 amounted to approximately $14.3 million and $7.9 million, respectively. The outstanding amounts due under this license agreement as of December 31, 2022 and 2021 amounted to approximately $2.8 million and $0.8 million, respectively, and are included in trade receivables.

During 2018, the Company borrowed $4.0 million with a stated annual interest rate of 5.0% (the “First Loan”) and $2.0 million with a stated annual interest rate of 1.0% from the credit facility being made available by Caesars pursuant to the Investment and Framework Shareholders’ Agreement dated August 6, 2015. During 2019, the Company borrowed a total of $6.5 million with a stated annual interest rate of 1.0% from this credit facility. All three loans were due in August 2020; however, all the loans were extended in 2020 as described below.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - RELATED PARTIES (Cont.)

In February 2020, the parties agreed to extend the original repayment schedule such that, all principal loan amounts are due for a full repayment (interest plus principal) on June 15, 2023 and the First Loan is due for repayment on June 30, 2021. The implied benefit of $2.5 million (reflecting the extension of the original repayment schedule) was accounted for as a modification of debt in accordance with IFRS 9, with a related party and therefore recorded in “Reserve with respect to funding transactions with related parties” in the statement of changes in equity (deficit) and was amortized as additional interest expense over the remaining period of the loans.

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

The difference in the interest rates between the calculated annual market interest rate of 12% and interest due on these loans was recorded as loan discounts to be amortized over the funding repayment period as additional finance expenses. Accordingly, the Company recorded interest expenses on the loans based on the fair value market interest rate of $1.5 million, $1.2 million and $1.4 million in 2022, 2021 and 2020, respectively.

During 2021, the Company paid $1.5 million. During 2022, the Company pre-paid the outstanding loan amount for a total of $11.3 million.

B.	Consultancy Agreement:

On June 1, 2015, Barak Matalon, a member of the Company’s board of directors and owner of more than 5% of the Company’s ordinary shares, entered into a consultancy service agreement with the Company and Aspire Group that calls for a monthly payment of NIS 45,000 (plus VAT) in consideration of services being rendered by Mr. Matalon to the Company. There was also a similar agreement with Aspire which ceased on December 31, 2022.

The consulting fees included, for the years ended December 31, 2022, 2021 and 2020 amounted to $240 thousand, $195 thousand and $158 thousand, respectively, and are included within general and administrative expenses.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - INVESTMENT IN A JOINT VENTURE AND JOINT OPERATION

A.	JOINT VENTURE

NPI has been included in the consolidated financial statements using the equity method (see Note 1).

	As of December 31,
	2022	2021
	U.S. dollars (in thousands)

Current assets	25,812	23,303
Non-current assets	1,278	1,501
Current liabilities	(26,644)	(24,075)
Non-current liabilities	(2,132)	(2,839)
Net assets (liabilities) (100%)	(1,686)	(2,110)
Net assets (liabilities) (50%)	(843)	(1,055)
Adjustments	304	225
Company share of Joint Venture net liabilities	(539)	(830)

Summarized financial information:

	For the year ended December 31,
	2022	2021	2020
	U.S. dollars (in thousands)

Revenues	84,533	64,032	18,032
Distribution expenses	49,093	44,970	16,116
Selling, general and marketing expenses	1,044	993	776
Depreciation	340	385	405
Net and total profit (100%)	34,056	17,684	735
Net and total profit (50%)	17,028	8,842	367
Adjustments	4,557	3,604	1,026
Share in profits of NPI	21,585	12,446	1,393
Distribution from NPI	21,294	12,251	3,021

In addition to the above, with respect to the development services provided to NPI by the Company, in 2022, 2021 and 2020, the Company recorded revenues totalling to $5.7 million, $7.6 million and $4.4 million, respectively. The adjustments mostly represent royalty commissions earned by NPI on games developed and provided by the Group, whereby the Group's share of the underlying results is higher than 50%.

As of December 31, 2022 and 2021, the restricted deposits outstanding amounts of $4.1 and $3.8 million, respectively held by Pollard on behalf of NPI to secure performance and facilities bonds with respect to NPI’s prospective and existing contracts.

The outstanding amount due from NPI was $3.1 million and $2.4 million as of December 31, 2022 and 2021, respectively.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - INVESTMENT IN A JOINT VENTURE AND JOINT OPERATION (Cont.)

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

Below are the Michigan Joint Operation’s revenues and operating expenses, 50% of which represent the Company’s interest and were included in the Company’s statement of comprehensive income (loss):

	For the year ended December 31,
	2022	2021	2020
	U.S. dollars (in thousands)

Revenues (100%)	40,606	42,491	49,779
Total operating expenses (100%)	(24,342)	(26,047)	(22,021)

In addition to the above-stated revenues, with respect to the development services provided to the Michigan Joint Operation by the Company, in 2022, 2021 and 2020, the Company recorded revenues totaling $1.4 million, $1.4 million each year. Further, the Company recorded additional royalty revenues with respect to games development efforts invested to enhance the Michigan Joint Operation’s games portfolio during 2022, 2021 and 2020, totaling $1.5 million, $1.6 million and $1.9 million, respectively, which were also eliminated from Company's share in Michigan Joint Operation’s total operating expenses as stated in the above table.

As of December 31, 2022, and 2021, Company's share interest in Joint Operator's assets was $489 thousand and $667 thousand, respectively, and mostly comprised of property and equipment, net.

The outstanding amount due from with the Joint Operation was $1.3 million as of December 31, 2022 and 2021.

NOTE 11 - LEASE COMMITMENTS

On July 11, 2021, the Company renewed the lease agreement for its office in Israel through April 15, 2027. The annual lease payment and related expenses aggregated to approximately $1 million.

The Group also has leases of offices in Ukraine, Malta, Bulgaria, India, Gibraltar and Macedonia, however most of which has short-term commitment. The total combined annual rent charges for all premises are approximately $0.5 million.

NOTE 12 - TRADE AND OTHER PAYABLES

	As of December 31,
	2022	2021
	U.S. dollars (in thousands)

Accrued expenses	7,076	5,440
Trade payables	7,689	1,371
Other payables	1,277	1,258
	16,042	8,069

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - CLIENT LIABILITIES

Client liabilities represent amounts due to customers including net deposits received, undrawn winnings and certain promotional bonuses. The carrying amount of client liabilities approximates their fair value, which is based on the net present value of expected future cash flows.

NOTE 14 - CONTINGENT CONSIDERATION ON BUISNESS COMBINATION AND OTHER

Contingent consideration on business combination:

On October 9, 2020, Aspire completed a business combination of BTOBET, in consideration for cash plus performance based contingent consideration of seven times BTOBET 2022's EBIT, minus the consideration already paid. The contingent based consideration was determined by management at Euro 8.2 million, and a notice was served to the former BTOBET shareholders in March 2023. Further an additional provision of approximately Euro 2 million was recorded in the preliminary purchase price allocation, see Note 4 above.

Other:

On March 17, 2020, PariPlay granted to its executive officer 111 options to buy 9.9% of its shares on a fully diluted basis, to be vested over 2 years of employment. The exercise price of each option is GBP 1.0 and they will expire in 10 years. During the fourth quarter of 2022, the Company committed to buy his options in consideration for Euro 5.8 million, to be paid in 2023.

NOTE 15 - LOANS FROM FINANCIAL INSTITUTIONS, NET

In June 2022, the Company borrowed Euro 200.8 million to fund partially the cash consideration of Aspire business combination under Senior Facilities Agreement. The funding is comprised of a Euro 187.7 million loan and a Euro 13.1 million revolving credit facility, net of 2.5% set-up fees. The facilities maturity date is June 2028, however the revolving credit facility has an option for early repayment.

The loans bear interest at a rate of EURIBOR Plus 6.25 percent per annum to be paid quarterly. The interest expenses incurred and paid for the year ended 2022 are $7.8 million. The set-up fees amounted to Euro 5.0 million to be expensed over the borrowing period, whereby in 2022, the Company recorded additional interest expenses of $0.5 million with respect to that.

The loans carrying amounts approximate their fair value.

The Senior Facilities Agreement contains customary representations and warranties, affirmative and negative covenants (including covenants in respect of financial indebtedness, disposals, security, permitted holding company activity, dividends and share redemption, acquisitions and mergers and conduct of the Aspire Tender Offer), indemnities and events of default, each with appropriate carve-outs and materiality thresholds. In addition, the Company given a customary guarantee in favor of the Lenders under the terms of the Senior Facilities Agreement.

In connection with the debt financing documented by the Senior Facilities Agreement, the Company and certain of its subsidiaries have granted, certain guarantees in favor of the Lenders. Additionally, the Company and certain of its subsidiaries have granted, security in favor of the Lenders over shares (and other ownership interests) owned in certain subsidiaries, certain bank accounts, certain material intercompany receivables, certain material intellectual property and, substantially all their assets (subject to customary exceptions).

Further, the loans are subject to a financial performance covenant of net debt to EBIDTA ratio at each reporting period, which was met as of December 31, 2022.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - EMPLOYEE BENEFIT LIABILITIES

	As of December 31,
	2022	2021
	U.S. dollars (in thousands)
Non- current
Accrued severance pay	3,848	2,807
Less - funds	(2,815)	(2,521)
	1,033	286
Current
Accrued vacation	953	679
Accrued recuperation	9	9
	962	688

NOTE 17- SHARE BASED PAYMENTS

Options:

Options have been granted under the Company's 2015 Plan, which was adopted on January 29, 2015 and amended thereafter (the “2015 Plan”).

Our board of directors determined the terms and conditions of the options granted including the vesting terms and the exercise price. The terms and conditions are set forth in the applicable options agreement. The terms and conditions of individual options may vary.

In 2020, the Company ceased granting options under the 2015 Plan. Any options granted under the 2015 Plan that expire have been and will be added to the pool of the 2020 Plan. The 2015 Plan continues to apply to all previously granted options.

Restricted Shares Units (RSUs):

RSUs have been granted under the Company's 2020 Incentive Award Plan and vested in four equal annual installments.

On October 22, 2021, the Company granted 140,336 RSUs to certain employees to be vested partially from January 2023 and partially from August 2023. The fair value of the awards was determined based on the Company's grant date share price and amounted to $5.3 million.

On March 7, 2022, the Company granted 190,535 RSUs to certain employees to be vested partly from March 2023. The fair value of the awards was determined based on the Company's grant date share price and amounted to $3.0 million.

On November 4, 2022, the Company granted 3,600 RSUs to certain employees to be vested from January 2023. The fair value of the awards was determined based on the Company's grant date share price and amounted to $0.1 million.

As of December 31, 2022, the outstanding RSUs are 289,097 of which 35,276 vested and exercisable.

As of December 31, 2022, the Company had unrecognized share-based compensation expenses related to options and RSUs of $3.4 million, which is expected to be recognized over a weighted average period of approximately 3.6 years.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17- SHARE BASED PAYMENTS (Cont.)

The following table summarizes option activities for the years ended December 31, 2022, 2021 and 2020:

	2022		2021		2020
	Weighted average exercise price ($)	Number	Weighted average exercise price ($)	Number	Weighted average exercise price ($)	Number

Outstanding at January 1,	3.03	1,133,886	2.02	1,708,020	1.48	1,632,220
Granted during the year	-	-	57.56	15,000	9.92	111,129
Exercised during the year	1.41	(278,061)	1.5	(581,240)	1.40	(12,473)
Forfeited during the year	1.40	(6,436)	1.88	(7,894)	1.73	(22,856)
Outstanding at December 31,	3.57	849,389	3.03	1,133,886	2.02	1,708,020

Vested and exercisable at December 31,	3.90	698,753	2.00	798,262	1.52	1,203,456

NOTE 18 - REVENUES

	For the year ended December 31,
	2022	2021	2020
	U.S. dollars (in thousands)

Turnkey contracts	29,729	29,882	32,252
Games	1,709	1,994	2,006
Total royalties	31,438	31,876	34,258
Development and other services from Aspire (See also Note 4)	767	1,617	2,430
Development and other services from NPI (See also Note 10)	5,651	7,578	4,404
Development and other services from Michigan Joint Operation (See also Note 10)	1,449	1,433	1,413
Total Development and other services	7,867	10,628	8,247
Access to IP rights (Caesars only, see also Note 9)	14,293	7,959	6,697
Total Lottery revenues	53,598	50,463	49,202
Core	80,475	-	-
Games	18,265	-	-
Sports	13,360	-	-
Total Aspire revenues	112,100	-	-
Total Revenues	165,698	50,463	49,202

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – SEGMENTS

	For the year ended December 31, 2022
	Lottery	Core	Games	Sports	Eliminations	Total
	U.S. dollars (in thousands)

Revenues	53,598	80,475	18,265	13,360	-	165,698
Revenues (inter-segment)	988	-	5,876	369	(7,233)	-
Total Revenues	54,586	80,475	24,141	13,729	(7,233)	165,698

The Company’ share in profit of Joint Venture and associate	21,585	525	-	-	-	22,110
Segment results	18,660	6,695	5,785	2,157	-	33,297

Depreciation and amortization	16,888	14,058	2,956	1,709	-	35,611

Other unallocated expenses:
Finance expenses, net						12,238
Interest expenses with respect to funding from related parties						2,867
Loss before income taxes						(17,419)

	As of December 31, 2022
	Lottery	Core	Games	Sports	Total
	U.S. dollars (in thousands)

Trade Name	-	7,545	-	1,479	9,024
Customer relationship	-	21,412	21,290	9,824	52,526
Capitalized development costs and technology acquired	26,752	55,998	13,557	8,490	104,797
Goodwill	-	70,185	76,970	33,711	180,866
Total	26,752	155,140	111,817	53,504	347,213

Revenues by geography:

For the year ended December 31, 2022
U.S. dollars (in million)

United States	43.2
UK and Ireland	65.1
Nordics	3.3
Rest of Europe	31.7
Rest of World	22.4
Net assets (liabilities) (100%)	165.7

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 - DISTRIBUTION EXPENSES

	For the year ended December 31,
	2022	2021	2020
	U.S. dollars (in thousands)

Royalties (partners)	53,079	-	-
Third-party games	15,831	-	-
Processing fees	10,254	4,341	3,962
Gaming duties net of partners share (which offset the royalties expenses mentioned above)	4,913	-	-
Third party technological support	4,711	-	-
Labor and related	4,694	1,502	1,335
Call center	734	992	728
Other	3,363	3,054	660
	97,579	9,889	6,685

NOTE 21 - GENERAL AND ADMINISTRATIVE EXPENSES

	For the year ended 31 December
	2022	2021	2020
	U.S. dollars (in thousands)

Labor and related	9,304	5,209	3,151
Professional fees	6,915	3,476	1,983
Directors and officers insurance	2,473	1,370	126
Rent and related	1,085	454	328
Office refreshments and related	1,209	632	414
Other	2,320	1,159	1,494
	23,306	12,300	7,496

NOTE 22 - OTHER FINANCE EXPENSES AND INCOME, NET

	For the year ended 31 December
	2022	2021	2020
	U.S. dollars (in thousands)
Finance expenses:
Interest on financial institutions loans	8,303	-	-
Currency exchange rate differences, net	1,814	637	197
Interest on lease liabilities	540	786	461
Bank charges	268	46	89
Interest, mainly on contingent consideration on business combination (Note 14)	535	32	-
Loss on derivatives	778	-	-
	12,238	1,501	747

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 – TAXATION

A. Tax rates applicable to the Group significant tax jurisdictions

Luxemburg: The Company is tax registered in Luxemburg and is subject to the Luxemburg corporation tax at 24.94% in 2019 thereafter on profits derived from activities carried out in Luxemburg. The estimated carry forward losses as of December 31, 2021 was $22 million, the Company has not recorded relating deferred income taxes asset as its recoverability was not more likely than not. All the Company’s tax years are subject to examination.

Israel: On May 18, 2021, the Israeli Tax Authority issued a pre-ruling, pursuant to which it confirmed that effective the contribution date of certain intellectual property rights relating to the online lottery business of the Company to NeoGames Systems Ltd. ("NGS") as mentioned above through December 31 2025, NGS has been considered a "preferred technological enterprise" for Israeli tax purposes, and therefore, subject to the conditions set forth in the ruling and applicable law, and entitled to certain tax benefits, including under certain circumstances a reduced corporate tax rate of 12% to 16% as well as deductible amortization over 8 years of the value of the intangible assets (i.e., $57 million). As a result of the ruling as well as an achievement of taxable income at the Group level as well as more likely than not consistent future expectation, the Group recorded deferred tax assets primarily with respect to the part of the temporary differences on the intangible assets mentioned above.

Other Israeli subsidiaries are subject to Israeli corporate tax rate of 23% in 2022 thereafter. Considering the statute of limitation, Aspire Global Marketing Solutions Ltd 2018's tax year and NGS 2016’s tax year are final and the following tax years are subject to examination.

USA: Group US subsidiaries, Joint Venture and Joint Operator are subject to US federal income taxes rate of 21% in 2019 thereafter as well as certain states income taxes rates. All Group US subsidiaries tax years are subject to examination.

Malta: Group Maltese subsidiaries are subject to a corporate tax rate in Malta of 35%. According to the Maltese tax regime, however, a certain portion of the Maltese tax payable amounts is refundable upon meeting certain criteria defined under the Maltese tax ordinance inter alia for dividend distributions. Aspire Maltese subsidiaries filed a consolidated tax return for 2021 and planning to do so also onward.

The Company’s other subsidiaries are subject to different corporate tax rates.

B. Income taxes expenses included in the statements of net income (loss)

	For the year ended December 31,
	2022	2021	2020
	U.S. dollars (in thousands)

Current taxes	3,555	2,121	1,224
Deferred taxes	(2,013)	(1,628)	81
Taxes with respect to previous years	4	(168)	138
	1,546	325	1,443

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 – TAXATION (Cont.)

C. Deferred taxes

	Deferred taxes assets due to Intangible	Intangible assets and other acquired in business combination	Employee benefits	Total
	U.S. dollars (in thousands)
January 1, 2020	-	-	292	292
Changes during 2020	-	-	(81)	(81)
December 31, 2020	-	-	211	211
Changes during 2021	1,722	-	(94)	1,628
December 31, 2021	1,722	-	117	1,839
Business combination	52	(18,492)	-	(18,440)
Changes during 2022	220	1,453	340	2,013
Foreign operations financial statements translation adjustments	-	(430)	-	(430)
December 31, 2022	1,994	(17,469)	457	(15,018)

D. Reconciliation of the theoretical income taxes expenses (benefit) to the actual income taxes expenses (benefit):

Reconciliation between the theoretical income taxes expenses (benefit), assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual income taxes expenses as reported in the statements of operations is as follows:

	For the year ended December 31,
	2022	2021	2020
	U.S. dollars (in thousands)

Profit (loss) before income taxes expenses (benefit)	(17,419)	4,977	7,957
The Company's statutory tax rate	25%	25%	25%
Theoretical income taxes expenses (benefit) on the above amount at the Company's tax rate	(4,355)	1,244	1,989

Non-deductible expenses	8,295	2,090	1,328
Losses in respect of which no deferred taxes were recorded	-	1,616	-
Carry forward losses utilized in which no deferred taxes were recorded in previous years	-	-	(1,932)
Recognition of deferred taxes during the year, with respect to prior years temporary differences	(1,837)	(2,769)	-
Taxable income and other temporary differences accounted for in lower tax rates	(561)	(1,688)	(80)
Current income taxes with respect to previous years	4	(168)	138
	1,546	325	1,443

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to a variety of financial risks, which result from its financing, operating and investing activities. The objective of financial risk management is to minimize exposures in these financial risks and to mitigate a negative impact on the Company’s financial performance and position. The Company’s financial instruments are its cash and cash equivalents, deposits, trade and other receivables, loans, client liabilities, lease liabilities, trade and other payables and employee benefit liabilities. The Company actively measures, monitors and manages its financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from the Company’s financial instruments are mainly credit risks and currency risk. The risk management policies employed by the Company to manage these risks are discussed below.

A.	Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the end of the reporting year.

The Group closely monitors the activities of its counterparties enabling it to ensure the prompt collection of customer balances. Furthermore, the Company engages only with reputable processors and customers (partners, operators and lotteries). The Group maintains its cash and cash equivalents at reputable well-known international banks.

Following Aspire Business Combination, as of December 31, 2022, the Group had one processor (11%) balance exceeding 10% of total consolidated trade receivables. Further revenues from Michigan Joint Operations (see Note 10B) for the year ended reflects 13% of the consolidated revenues (exceeded 10% of consolidated revenues in 2021 and 2020 as well).

B.	Market risk

Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates.

The Company has discretion to hedge some or all of its forecast operational costs in Israel up to 12 months. Currency exposures are monitored by the Company monthly.

Sensitivity analysis to the currency risk

Any change in the currency exchange rates will cause a corresponding change in the related asset or liability and accordingly will affect the statement of comprehensive income (loss).

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont.)

The table below summarizes the balances of the Group's financial instruments, by currency, as of December 31, 2022, in U.S. dollars (in thousands):

	USD	EUR	NIS	CZK	GBP	Other	Total

Financial assets
Cash and cash equivalents	4,420	13,321	1,979	919	15,292	5,248	41,179
Restricted Cash	330	256	14	-	11	27	638
Other Receivables	32	1,934	436	-	124	407	2,933
Restricted deposits - Joint Venture	2,075	178	-	-	-	1,845	4,098
Trade receivables	3,482	20,731	-	4,636	5,029	4,369	38,247
Due from the Michigan Joint Operation and NPI	3,768	-	-	-	-	-	3,768
Income tax receivable	-	393	143	-	-	-	536
Monetary assets	14,107	36,813	2,572	5,555	20,456	11,896	91,399
Financial liabilities
Trade and other payables	(3,312)	(5,306)	(1,077)	(2,552)	(2,722)	(1,073)	(16,042)
Lease liabilities	-	(54)	(7,739)	-	(97)	(83)	(7,973)
Employees' related payables and accruals	-	(2,871)	(3,749)	-	-	(642)	(7,262)
Liability with respect to Caesars' IP option	(3,450)	-	-	-	-	-	(3,450)
Loans from a financial institution, net	-	(209,287)	-	-	-	-	(209,287)
Accrued severance pay, net	-	(518)	(515)	-	-	-	(1,033)
Deferred taxes	-	(17,469)	-	-	-	-	(17,469)
Royalty payable	-	(10,838)	-	-	-	-	(10,838)
Income tax payable	(1,321)	(4,223)	(1,471)	(365)	-	(16)	(7,396)
Gaming tax payables	-	(1,439)	-	-	(8,694)	-	(10,133)
Client liabilities	(20)	(1,190)	-	-	(3,172)	(2,545)	(6,927)
Monetary liabilities	(8,103)	(253,195)	(14,551)	(2,917)	(14,685)	(4,359)	(297,810)
Net	6,004	(216,382)	(11,979)	2,638	5,771	7,537	(206,411)

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont.)

Interest risk

Interest rate risk is the risk that the value of financial instruments will fluctuate due to changes in interest rates. The Company’s interest on loans from the financial institutions is linked to the EURIBOR.

The Company has not presented a sensitivity analysis of the impact on its statement of comprehensive income of potential movements in interest rates, as in the opinion of the directors, the change in the fair value of its financial assets or liabilities would be negligible.

C.	Liquidity risk

The Company monitors its liquidity in order to ensure that sufficient liquid resources are available to allow it to meet its obligations.

The following table details the contractual maturity analysis of the Company’s financial liabilities and interest to be incurred (representing undiscounted contractual cash-flows):

	As of December 31, 2022
	In 3 months	Between 3 months and 1 year	More than 1 year	Total
	U.S. dollars (in thousands)
Loans and interest	3,103	9,413	244,162	256,678
Lease liabilities	-	1,150	6,823	7,973
Trade and other payables	16,042	-	-	16,042
Royalty payables	10,838	-	-	10,838
Client liabilities	6,927	-	-	6,927

Total	36,910	10,563	250,985	298,458

NOTE 25 – INCOME (LOSS) PER SHARE

	For the year ended December 31,
	2022	2021	2020
	U.S. dollars (in thousands)

Basic and diluted earnings per share:
Net income (loss) attributable to equity holders of the company	(18,965)	4,652	6,514
Weighted average number of issued ordinary shares	29,716,281	25,302,350	22,329,281
Dilutive effect of share options and RSUs	-	1,337,771	1,569,196
Weighted average number of diluted ordinary shares	29,716,281	26,640,120	23,898,477
Income (loss) per share, basic ($)	(0.64)	0.18	0.29
Income (loss) per share, diluted ($)	(0.64)	0.17	0.27

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 – RESERVES

The following describes the nature and purpose of each reserve within equity:

Reserve	Description and purpose

Share premium	Amount subscribed for share capital in excess of nominal value.
Share based payments reserve	Fair value of the vested employees’ options to purchase Company shares.
Reserve with respect to transaction under common control
The reserve represents the difference between the fair value of the consideration and the book value of the intangible assets as was accounted for by the seller, with respect to the 2014's acquisition under common control.

Reserve with respect to funding transactions from related parties	See Notes 4 and 9

NOTE 27 – SUBSIDIARIES AND ASSOCIATES

Details of the Group’s subsidiaries, associates and branches as at the end of 2022 are set out below:

Name	Country of incorporation	Proportion of voting rights and ordinary share capital held	Nature of business
NeoGames S.A.	Luxemburg	100%	Parent entity
NeoGames Connect s.a.r.l.	Luxemburg	100%	Holding company
Neogames Systems Ltd.	Israel	100%	Intellectual property owner as well as Israel employer
Neogames US LLP	United States	100%	North America distributer
NG Connect Ltd	Malta	100%	Holding company
NG Malta Branch	Malta	100%	Dormat
NeoGames Solutions LLC	United States	100%	North America Licensor
Neogames S.R.O	Czech Republic	100%	Czech Republic licensor
Neogames Ukraine	Ukraine	100%	Provides development services to Neogames Systems Ltd.
NeoPollard Interactive LLC	United States	50%	See Note 1
Aspire Global International Limited	Malta	100%	Maltese-licensed B2C trading company
AG Software Ltd	Malta	100%	Maltese-licensed B2B trading company
Aspire Global Marketing Solutions Ltd	Israel	100%	Provides certain marketing support and development services to Aspire Global Plc.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 – SUBSIDIARIES AND ASSOCIATES (Cont.)

Name	Country of incorporation	Proportion of voting rights and ordinary share capital held	Nature of business
AG Communications Limited	Malta	100%	B2B trading company holding B2C licenses in Denmark and United Kingdom
AG 7 Limited	Malta	100%	B2B trading company
Utopia Management Group Ltd	British Virgin Islands	100%	Provides certain marketing and acquisition services
ASG Technologies Ltd	British Virgin Islands	100%	Acts as a nominee with respect to the registration of certain domains owned by the Group
Aspire Global Ukraine	Ukraine	100%	Provides customer support and development services to Aspire Global Plc.
Novogoma Ltd	Malta	83%	Dormat
Neolotto Ltd	Malta	37.6%	Dormat
Minotauro Media Limited	Ireland	30%	Engaged in the business of marketing and promoting online gaming services via its domain names
Marketplay Ltd	Malta	49.9%	Engaged in the business of marketing and promoting online gaming services via its domain names
NEG Group Limited	Malta	25%	Dormat
Vips Holdings	Malta	13%	Dormat
GMS Entertainment Limited (“GMS”)	Isle of man	100%	Engaged in developing and licensing real money gaming games and systems in global regulated markets
BtoBet Limited	Gibraltar	100%	Engaged in developing and licensing real money sports betting and systems in global regulated markets
Cylnelish, Sociedad, Limitda	Spain	100%	Provides certain marketing support services to Aspire Global Plc.
Aspire Global US Inc.	USA	100%	US Trading company
BNG Investment Group Ltd.,**	British Virgin Islands	25%	Engaged in developing and licensing real money bingo games and systems in global regulated markets

* Market Play Limited is the company that launched Mr. Play, a casino and sports betting brand. Aspire provides the technology and is a significant shareholder in the venture, holding 49.9% of its shares, along with various investors. Aspire had invested €2.5 million and acquired shares from the other shareholders for €1 million. According to a purchase price allocation, the excess has been allocated to goodwill. During Q1 2022, Aspire granted Market Play Limited a five-year loan in the amount of €2.5M, bearing annual interest of 5.0% payable every 6 months.

In 2022, the Group recognized its share of Market Play Limited’s profit of €0.6 million.

** On December 10, 2021, Aspiresigned an agreement to acquire 25% of bingo supplier END 2 END for USD 1.75 million in cash with an option to acquire all of the shares exercisable after three to five years. This provides Aspire with access to a real omni channel technology and a proprietary offering in one of the biggest verticals in the iGaming industry.

NeoPollard Interactive LLC

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

INDEPENDENT AUDITORS' REPORT

To the Members of NeoPollard Interactive LLC

Opinion
We have audited the financial statements of NeoPollard Interactive LLC (“Company”), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of comprehensive income, changes in members' deficit and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditors' Responsibility
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Ziv Haft
Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

April 27, 2023
Tel Aviv, Israel

Tel Aviv	Jerusalem	Haifa	Beer Sheva	Bene Berak	Kiryat Shmona	Petach Tikva	Modiin Ilit
+972-3-6386868	+972-2-6546200	+972-4-8680600	+972-77-7784100	+972-73-7145300	+972-77-5054906	+972-77-7784180	+972-8-9744111

Head Office Amot Bituach House 48 Derech Menachem Begin Rd. Tel Aviv 6618001 Email bdo@bdo.co.il Our Site www.bdo.co.il

BDO Israel, an Israeli partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. BDO is the brand name for the BDO network and for each of the BDO Member Firms

NeoPollard Interactive LLC

BALANCE SHEETS AS OF DECEMBER 31

		2022	2021
	Note	U.S. dollars (in thousands)
ASSETS

CURRENT ASSETS
Cash and cash equivalents		7	88
Restricted cash	3	11,838	9,074
Trade receivables	7	13,329	13,473
Other receivables and prepaid expenses		637	668
		25,811	23,303

NON-CURRENT ASSETS
Property and equipment, net	4	1,004	1,049
Right of use asset	2	275	452
		1,279	1,501

TOTAL ASSETS		27,090	24,804

NeoPollard Interactive LLC

BALANCE SHEETS AS OF DECEMBER 31

		2022	2021
	Note	U.S. dollars (in thousands)

LIABILITIES AND DEFICIT

CURRENT LIABILITIES

Trade payables and accrued liabilities	6	5,787	5,039
Due to related companies	5	7,927	8,909
Deferred revenues		428	444
Lease liabilities	2	184	179
Due to lotteries	3	11,838	9,074
Accrued payroll and benefits		480	430
		26,644	24,075
NON-CURRENT LIABILITIES
Deferred revenues		2,030	2,554
Lease liabilities	2	101	285
		2,131	2,839

MEMBERS’ DEFICIT		(1,685)	(2,110)

TOTAL LIABILITIES AND MEMBERS' DEFICIT		27,090	24,804

NeoPollard Interactive LLC

STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
		2022	2021
	Note	U.S. dollars (in thousands)

Revenues	7	84,533	64,032

Distribution expenses	8	49,093	44,970
Selling, general and administrative expenses	9	1,044	993
Depreciation	4	340	385

Net income and comprehensive income		34,056	17,684

NeoPollard Interactive LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

Total members' (deficit)
U.S. dollars (in thousands)

Balance as of January 1, 2021	(2,016)

Comprehensive income	17,684
Distributions	(17,778)

Balance as of December 31, 2021	(2,110)

Comprehensive income	34,056
Distributions	(33,631)

Balance as of December 31, 2022	(1,685)

NeoPollard Interactive LLC

STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2022	2021
	U.S. dollars (in thousands)
Cash flows from operating activities:
Net income for the year	34,056	17,684

Adjustments for:
Depreciation	340	385
Decrease (increase) in trade receivables	144	(8,221)
Decrease (increase) in other receivables and prepaid expenses	29	(474)
Decrease in deferred revenues	(540)	(223)
(Decrease) increase in due to related companies	(982)	5,821
Increase in trade payables and accrued liabilities	748	2,770
Increase in due to lotteries	2,764	3,418
Increase in accrued payroll and benefits	50	67
	2,553	3,534
Net cash generated from operating activities	36,609	21,227

Cash flows from investing activities:
Purchase of property and equipment	(295)	(229)
Net cash used in investing activities	(295)	(229)

Cash flows from financing activities:
Members' distributions	(33,631)	(17,778)
Net cash used in financing activities	(33,631)	(17,778)

Net increase in cash, cash equivalents and restricted cash	2,683	3,220
Cash, cash equivalents and restricted cash at the beginning of the year	9,162	5,942
Cash, cash equivalents and restricted cash at the end of the year	11,845	9,162

NeoPollard Interactive LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - GENERAL

NeoPollard Interactive LLC (the "Company"), was incorporated in Delaware, United States of America (“U.S.”) on March 6, 2014, as a limited liability company.

The Company is 50% owned by Pollard Holdings Inc. ("PH" or “Pollard”), which is wholly owned by a publicly Toronto Stock Exchange (“TSX”) traded Canadian corporation - Pollard Banknote Limited ("PBL"), a leading lottery partner to more than 60 lotteries worldwide, and 50% by NeoGames US LLP ("NUL"), which is wholly owned by a publicly NASDAQ traded company - NeoGames S.A. ("Neogames"), a leading global technology provider (PH and NUL - the "Members").  The Company was established to provide iLottery services for North American lotteries and has the following clients: Virginia State Lottery (“VAL”) through October 2026, New Hampshire Lottery (“NHL”) through June 2025, North Carolina Education Lottery (“NCEL”) through June 2024 and Alberta Gaming, Liquor and Cannabis Commission ("AGLC") through March 2028.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the financial statements, on a consistent basis, are:

A.	Accounting principles

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Statement of comprehensive income accounts are presented and analyzed by their nature rather than their function within the entity as this method provides reliable and more relevant information on the Company's operations.

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

Property and equipment consist of data center servers, computers, leasehold improvements and office furniture and equipment are stated at cost less accumulated depreciation.

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

The Company generates its revenues from customers through three streams:
Royalties from licensed technology and the provision of proprietary and third-party games content via digital channels are recognized in the accounting periods in which the gaming transactions occur.

Set up fees from establishment of a new solution to a client are recognized ratably over the contract period commencing on the launch date.

Customers' relationships management ("CRM") services revenues are recognized in the accounting periods in which the services are provided.

In instances of revenue split arrangements where the Company is the principal in the transaction, provides a comprehensive solution., controls and is accountable for the third-party games and the relating commercial terms with the third-party games' vendors, revenue is recognized on a gross basis and the third-party revenue portion related to the sale is recognized within distribution expenses as third-party content. In most arrangements, the Company is the principal while in cases (if any) where the Company acts as an agent between the customer and the vendor, revenue should be recognized net of costs.

To determine whether the Company is an agent or principal, management consider whether the Company obtains control of the services or products before they are transferred to the customer. In making this evaluation, several factors are considered, most notably whether the Company has a primary responsibility for fulfillment to the customer, as well as pricing discretion.

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

The lease liability was measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate. The weighted-average rate applied was 3%. Right-of-use assets were measured at an amount equal to the lease liability.

For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred. The Company excludes short-term leases having initial terms of 12 months or less from the guidance as an accounting policy election and recognizes rent expenses on a straight-line basis over the lease term.

The Company has a lease agreement for its data centers in New Hampshire, which was renewed through 2027, with an annual lease payment of $82 thousand, and a 5-year lease agreement, for its data centers in North Carolina beginning 2019 with an annual lease payment of $108 thousand.

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

NeoPollard Interactive LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 4 - PROPERTY AND EQUIPMENT, NET

	Computer equipment	Leasehold improvements	Office furniture and equipment	Total

Cost:
Balance as of January 1, 2022	2,526	26	5	2,557
Additions during the year	295	-	-	295
	2,821	26	5	2,852

Accumulated depreciation:
Balance as of January 1, 2022	(1,500)	(7)	(1)	(1,508)
Depreciation during the year	(337)	(2)	(1)	(340)
	(1,837)	(9)	(2)	(1,848)
Net Book Value:
As of December 31, 2022	984	17	3	1,004

	Computer equipment	Leasehold improvements	Office furniture and equipment	Total

Cost:
Balance as of January 1, 2021	2,302	26	-	2,328
Additions during the year	224	-	5	229
	2,526	26	5	2,557

Accumulated depreciation:
Balance as of January 1, 2021	(1,118)	(5)	-	(1,123)
Depreciation during the year	(382)	(2)	(1)	(385)
	(1,500)	(7)	(1)	(1,508)
Net Book Value:
As of December 31, 2021	1,026	19	4	1,049

NeoPollard Interactive LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 5 - RELATED PARTY TRANSACTIONS

Since its incorporation, the Company has engaged both of its Members for the provisioning of services which were required to support its ongoing operations in the areas of technology support, CRM, account management and a number of corporate functions such as finance, legal and HR.

In the reported periods the Company received certain services from related companies:

	For the year ended December 31,
	2022	2021
	U.S. dollars (in thousands)

Marketing and security services - Neogames	473	442
Royalties - Neogames	4,805	3,640
Technical support - Neogames	5,846	7,678
Technical support - Pollard	2,446	1,999
Labor and benefits - Neogames	452	493
Labor and benefits - Pollard	6,009	5,047
Other - Pollard	40	40
Other - Neogames	1,521	1,288
	21,592	20,627

Balances with respect to the above-described services:

	As of December 31,
	2022	2021
	U.S. dollars (in thousands)

Due to Neogames	3,055	2,396
Due to Pollard	4,872	6,513
	7,927	8,909

NOTE 6 - TRADE PAYABLES AND ACCRUED LIABILITIES

	As of December 31,
	2022	2021
	U.S. dollars (in thousands)

Trade payables	5,738	4,906
Governmental authorities	49	101
Accrued expenses	-	32
	5,787	5,039

NeoPollard Interactive LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 7 - REVENUES AND SIGNIFICANT CLIENTS

	For the year ended December 31,
	2022	2021
	U.S. dollars (in thousands)

Royalties	83,714	63,117
Set up fees	539	635
CRM services	280	280
	84,533	64,032

For the year ended December 31, 2022, the Company's four clients A, B, C and D each accounted for more than 10% of its total revenue, accounting for approximately 11%, 20%, 33% and 36%, respectively. For the year ended December 31, 2021, the Company's four clients A, B, C and D each accounted for more than 10% of its total revenue, accounting for approximately 11%, 19%, 30% and 40%, respectively.

As of December 31, 2022, clients B, C and D each accounted for more than 10% of its trade receivables balances, accounting for approximately 13%, 54% and 25%, respectively. As of December 31, 2021, the Company's clients C and D each accounted for more than 10% of its trade receivables balances, accounting for approximately 37% and 46%, respectively.

NOTE 8 - DISTRIBUTION EXPENSES

	For the year ended December 31,
	2022	2021
	U.S. dollars (in thousands)

Labor and benefits	6,530	5,540
Call center	1,229	1,399
Processing fees	9,780	9,730
Third-party content	13,902	12,320
Technical support	8,292	9,677
Other	9,360	6,304
	49,093	44,970

NeoPollard Interactive LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 9 - SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	For the year ended 31 December
	2022	2021
	U.S. dollars (in thousands)

Labor and benefits	473	442
Marketing	282	252
Professional fees	52	213
Travelling	237	86
	1,044	993