Form 20-F
period 2023-12-31
NeoGames S.A.
filed 2024-04-26
CIK 1821349

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ___

For the transition period from __________ to _________

Commission file number: 001-39721

NEOGAMES S.A.1
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

As of December 31, 2023, the Registrant had outstanding: 33,741,041 Ordinary Shares, no par value per share.

1 Pursuant to the Business Combination Agreement (as defined below) NeoGames S.A. completed the Continuation (as defined below) on April 24, 2024 and changed its name to Neo Group Ltd. effective from the Continuation.

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

☐ Yes ☒ No

Explanatory Note

On April 25, 2024, NeoGames S.A. (the “Company”) completed the transactions contemplated by that certain Business Combination Agreement entered into on May 15, 2023 (the “Business Combination Agreement”) with Aristocrat Leisure Limited, a company organized under the laws of Australia (“Parent” or “Aristocrat”), and Anaxi Investments Limited, a Cayman Islands exempted company and wholly owned indirect subsidiary of Parent (“Merger Sub”). Pursuant to the Business Combination Agreement, the Company transferred (by way of continuation) its statutory seat, registered office (siège statutaire) and seat of central administration (siège de l’administration centrale) from Luxembourg to the Cayman Islands and changed its legal form as a Luxembourg law governed public limited liability company (société anonyme) to a Cayman Islands exempted company (without the dissolution of the Company or the liquidation of its assets) (the “Continuation”) and changed its name to Neo Group Ltd. effective from the Continuation. The Continuation became effective with receipt of the certificate of continuation from the Cayman Registrar on April 24, 2024. Thereafter, pursuant to the Business Combination Agreement, Merger Sub merged with and into the Company, following which Merger Sub ceased to exist as a separate legal entity and the Company became the surviving company and a wholly owned indirect subsidiary of Parent (the “Merger”). The Merger became effective with receipt of the certificate of merger from the Cayman Registrar on April 25, 2024.

With the effectiveness of the Merger, the Company intends to promptly delist its Ordinary Shares from The Nasdaq Global Market, terminate its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and deregister or suspend the registration of its securities under the Exchange Act.

Although this Annual Report on Form 20-F may reflect certain events material to the Company that occurred following December 31, 2023 and prior to the date hereof, the disclosures herein do not reflect the completion of the Business Combination Agreement, the effectiveness of the Continuation, the Company now being a Cayman Islands exempted company, or the effectiveness of the Merger.

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

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information in this Annual Report concerning our industry, our markets and our competitive position, is based on information from our own internal estimates and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties such as the American Gaming Association, Eilers & Krejcik Gaming, Vixio (formerly “Gambling Compliance”), H2 Gambling Capital (“H2GC”) and La Fleur’s TLF Publications, in addition to reports from state lottery commissions.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements contained in this Annual Report other than statements of historical fact, including, without limitation, statements regarding our future operating results and financial position, our business strategy and plans, our acquisition by Aristocrat, market growth, growth across geographic locations, integration plans, our acquisition of Aspire and any future benefits and synergies related thereto, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These forward-looking statements are contained principally in the sections titled Item 3.D. “Key Information - Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

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

•
Our IT Systems and data may be vulnerable to security and cybersecurity attacks and/or security and cybersecurity incidents, including data security incidents, which could result in damage to our brand and reputation, material financial penalties, and legal and regulatory liability, and materially adversely affect our business, results of operations, and financial condition.

•	We operate in industries that are affected by technological improvements and evolving player preferences.

•	We have incurred operating losses in the past, may incur operating losses in the future and may not be able to maintain sustainable profit margins.

•	Certain of our founding shareholders have significant influence over the nominations and elections of members of our board of directors and other matters submitted for shareholder approval.

•	Our inability to successfully integrate Aspire, or complete or integrate other future acquisitions, could limit our future growth or otherwise be disruptive to our ongoing business.

•	We are subject to substantial penalties for failure to perform.

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

•
Generally, the competition for skilled technical and other personnel in Israel, Ukraine, Poland, Malta, Bulgaria and North Macedonia is intense, and as a result we may fail to continue to attract, recruit, develop and retain qualified employees, which could materially and adversely impact our business, financial condition and results of operations.

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

•	We are subject to risks related to corporate social responsibility, responsible lottery and gaming, reputation and ethical conduct.

•	The illegal gaming market could negatively affect our business.

•	Political, economic and military conditions in Israel could materially and adversely affect our business.

•	The gaming and lottery industries are heavily regulated, and changes to the regulatory framework in the jurisdictions in which we operate could harm our existing operations.

•	Failure by us or by our major shareholders to comply with regulations may result in the revocation or suspension of our or our customers’ licenses to operate.

•	We may fail to identify and prevent risks related to digital gambling or support players who are suffering from gambling problems and addictions.

•	Our efforts to block or limit access to our gaming platforms in certain countries, whether entirely or within certain states thereof, may prove inadequate.

•	We may incur substantial costs in order to meet the varied and complex regulatory requirements to which we are subject in the different jurisdictions in which we operate.

•	Negative publicity concerning our Company, our brands or the gambling industry in general could result in increased regulations and reputational harm.

•
We are obligated to adhere to continually evolving laws and regulations concerning data privacy, data protection, information security, and consumer protection in various markets where we operate, such as the United States and the European Union. Additionally, we may be contractually required to meet specific industry standards, such as the Payment Card Industry Data Security Standards. Any actual or perceived failure, by us or our vendors, to meet these obligations could lead to substantial liability and/or a loss of trust, potentially causing significant harm to our business, operational outcomes, and financial condition.

•
Any actual or perceived failure to comply with evolving regulatory frameworks around the development and use of artificial intelligence could adversely affect our business, results of operations, and financial condition.

•	We are subject to anti-money laundering laws and regulations in the United States, the European Union and the United Kingdom as well as other jurisdictions in which we operate.

•	We are subject to economic and trade sanctions laws and regulations.

•	We are subject to global anti-corruption laws, including the U.S. Foreign Corrupt Practices Act.

•	Our revenue may be impacted, to a significant extent, by macroeconomic conditions, as well as by health epidemics and contagious disease outbreaks.

•	Conditions in the jurisdictions where we operate could materially and adversely affect our business, including, for example, in connection with the ongoing war in Ukraine.

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

The future growth of our revenue from our iLottery and iGaming offerings depends to a large extent on our ability to procure new contracts. While a significant portion of our revenue growth over the past few years has come from increasing revenues generated by the MSL and other iLottery contracts, the addition of new iLottery contracts and iGaming operators has contributed substantially to the growth of our business. In particular, NPI began recognizing revenues from new turnkey contracts supporting the Virginia Lottery (the “VAL”) in 2015 and, later, the New Hampshire Lottery Commission (the “NHL”) the North Carolina Education Lottery (the “NCEL”) and the Alberta Gaming, Liquor and Cannabis Commission (the “AGLC”) in 2018, 2019 and 2020, respectively, and the latter two contracts accounted collectively for 51.2% of the Company’s share in NPI’s revenues for the year ended December 31, 2023 and 54.2% of the Company’s share in NPI’s revenues for the year ended December 31, 2022. In addition, the future growth of our revenue from our iGaming offerings depends to a large extent on our ability to partner with operators. Our largest operator contributed 13.3% of our iGaming revenue for the period ended December 31, 2023.

We may not continue to procure new iLottery customer contracts or new iGaming contracts with operators at the same rate as in the past, or at all. There can be no assurance that additional U.S. states will seek to implement iLottery offerings or that U.S. states seeking to implement iLottery offerings will do so through a process in which we can compete to be the turnkey solution provider. In particular, certain of our competitors currently serve as central lottery system providers for certain U.S. states, and if these states decide to implement iLottery offerings, they may choose to do so by expanding their existing relationships with our competitors without launching a public procurement process or by including iLottery in a broader lottery system procurement process in which we may not be able to successfully compete. Even if additional U.S. states seek to implement iLottery offerings through a public procurement process, there can be no assurance that we will procure any new contracts. Our failure to win new contracts could materially limit the growth of our business.

The pool of potential operators with which we may partner may decrease as the iGaming industry is currently experiencing a consolidation, with large operators acquiring local brands or merging with other operators and some of those operators may become our competitors or be acquired by them. This consolidation may also result in some of our current B2B iGaming customers being acquired by larger operators who have their own technology or who use technology from other vendors, including player account management and content aggregation platforms, sport betting solutions or other iGaming products that we currently provide to them, which may impact our ability to continue to generate revenues from these operators.

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

In addition to competitors we face in a given industry, our offerings also face competition from other related industries. While we believe that our offerings are unique and provide a differentiated experience from offerings in other related industries, the introduction of such offerings may allow new competitors to establish a foothold in regions where we are currently active, thereby drawing customers away from us. For example, on January 22, 2021, iGaming and online sports betting was launched in Michigan, which may draw customers away from the MSL. The MSL accounted for approximately 11.7% of our revenues in the year ended December 31, 2023 and 13.2% of our revenues in the year ended December 31, 2022.

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

Moreover, current and future competitors may establish cooperative relationships among themselves or with others, including our current or future strategic partners. By doing so, these competitors may increase their ability to meet the needs of our existing and prospective customers and their players. Furthermore, we believe there is currently a market trend whereby some operators, both in the iLottery and iGaming industries, elect to develop or maintain in-house products that they require, which could lead potential and existing customers to do so instead of purchasing our services. For example, Caesars had decided to develop its own player account management platform, and informed us that they may ask to replace our NeoSphere PAM solution with their own in certain states over time. Since then, the Company has amended and extended for three years the agreement with Caesars to provide the NeoSphere Platform at a guaranteed net profit level for the term of the agreement, but there can be no assurance that Caesars or other operators will prefer our products over developing them in-house in the future. These developments could make it more difficult for us to renew our existing contracts or win new contracts, and even if we are successful at renewing contracts or attracting new ones, they may be at higher cost to us or for smaller margins. If we are unable to compete effectively, successfully and at reasonable cost against our existing and future competitors, our results of operations, cash flows and financial condition could be adversely impacted.

We are dependent on Pollard with respect to our joint operation of the Michigan iLottery for the Michigan State Lottery.

We act as a subcontractor to Pollard with respect to its agreement (the “MSL Agreement”) to provide development, implementation, operational support and maintenance (including technology platforms, games and added value services) to the Michigan State Lottery (the “MSL”). The MSL accounted for approximately 11.7% of our total revenues in the year ended December 31, 2023 and 13.2% of our revenues in the year ended December 31, 2022.

In 2014, following the procurement process for the predecessor to the MSL Agreement, we and Pollard established NPI to pursue other iLottery opportunities in the North American market. While the current MSL Agreement remains between Pollard and the MSL, NPI has since been awarded iLottery contracts with the VAL in August 2015, the NHL in September 2018 (as a subcontractor to Intralot, Inc. (“Intralot”)), the NCEL in October 2019, the AGLC in March 2020, the Atlantic Lottery Corporation (the “ALC”) in January 2022, the Georgia Lottery Corporation (the “Georgia Lottery”) in October 2022 and West Virginia Lottery in August 2023.

Conducting a business through a jointly-owned entity such as NPI entails risks that are commonly associated with joint ventures.

In 2014, following the procurement process for the predecessor to the MSL Agreement, we and Pollard established NPI to pursue other iLottery opportunities in the North American market. While the current MSL Agreement remains between Pollard and the MSL, NPI has since been awarded iLottery contracts with the VAL in August 2015, the NHL in September 2018 (as a subcontractor to Intralot), the NCEL in October 2019, the AGLC in March 2020, the ALC in January 2022, the Georgia Lottery in October 2022 and the West Virginia Lottery in August 2023.

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

Pursuant to the January 2023 Agreements, neither we nor Pollard will be obligated to cooperate with each other in pursuing iLottery opportunities in North America, and both we and Pollard may choose to pursue future iLottery opportunities without each other. In accordance therewith, we are pursuing opportunities independently from NPI. However, the tender process to obtain new iLottery contracts is highly competitive and typically requires a significant upfront capital investment, and Pollard has been responsible for NPI’s participation in such tenders. If we pursue additional future opportunities independently, we cannot assure you that we will be able to secure additional contracts in North America. Further, if we decide to collaborate with new partners with whom we have no prior relationship or track record of successful cooperation, we may fail to achieve the same degree of success that we have achieved with Pollard. We may also be delayed in pursuing future opportunities if we are required to negotiate new agreements and business arrangements with these new partners, and the terms we negotiate with these new partners may be less favorable than those we currently have with Pollard.

Our IT Systems and data may be vulnerable to security and cybersecurity attacks and/or security and cybersecurity incidents, including data security incidents, which could result in damage to our brand and reputation, material financial penalties, and legal and regulatory liability, and materially adversely affect our business, results of operations, and financial condition.

We rely on information technology systems, including computer systems, hardware, software, network, online sites and mobile apps, as well as technology infrastructure including on premises data centers and co-locations, cloud infrastructure and cloud services, for both internal and external operations that are critical to our business (collectively, “IT Systems.”) We own and manage some of these IT Systems, but also rely on third parties and business partners for a range of IT Systems and related products and services including for example co-location data centers, cloud computing, third-party systems, software and services as well as third-party source code and open source. We and certain of our third-party providers and business partners collect, maintain, and process data about players, customers, employees, and others, including information about individuals as well as proprietary information belonging to our business such as trade secrets.

 We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity, and availability of our IT Systems and the data we maintain, and we may be vulnerable to cybersecurity risks from diverse threat actors, including hackers and state-sponsored organizations, and through diverse attack vectors including employee error, malfeasance or other disruptions such as viruses, social engineering/phishing, malicious software or code embedded in open-source software, or misconfigurations, “bugs” or other vulnerabilities in commercial software integrated into our (or our suppliers or service providers) IT Systems, products, or services, break-ins, theft, computer hacking, AI-powered hacking or other security breaches. Hackers and data thieves are increasingly sophisticated and operate complex and large-scale attacks. Experienced computer programmers and hackers as well as AI-powered cybersecurity agents or systems may be able to penetrate our security controls, remove forensic evidence, and misappropriate or compromise our IT Systems or the data we maintain. They also may be able to develop and deploy malicious software programs that attack our IT Systems, such as spyware and ransomware, or otherwise exploit any security vulnerabilities which may also affect the availability of our IT Systems, data leakage, or other disruptions. Our IT Systems and the data stored on those IT Systems may also be vulnerable to security incidents or security attacks, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors, or other similar events that could negatively affect our systems and the data stored on those systems. Further, third parties, such as hosted solution providers, that provide services to us as well as business partners could also be a source of security risks in the event of a failure of their own security systems and infrastructure.

The secure maintenance and transmission of player information is a critical element of our operations. Our IT Systems that maintain and transmit player information, or those of service providers or business partners, may be compromised by a cybersecurity attack or other security incident, including a malicious third-party penetration of our network security, or that of a third-party service provider or business partner, or impacted by intentional or unintentional actions or inactions by our employees, or those of a third-party service provider or business partner. As a result, our players’ information may be lost, disclosed, accessed or taken without their consent. We and certain of our third-party providers have experienced in the past, and expect to continue to experience in the future, attempts to breach our systems and other similar cyber incidents, including among others denial-of-service attacks, supply chain disruption, brute force attacks, data theft and phishing attacks. To date these attempts have not had a material impact on our operations or financial results, but we cannot provide assurance that they will not have a material impact in the future.

Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of technology we may use to protect the availability and integrity of our IT Systems and data, including transaction data or other confidential and sensitive information, from being breached or compromised. In addition, websites, mobile apps, servers, network appliances, systems and services are often attacked through compromised credentials, including those obtained through phishing and credential stuffing.

There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, and those of our third-party service providers and business partners will be fully implemented, complied with, or effective in protecting our IT Systems, information and data, and may not detect or prevent all attempts to breach our IT Systems, including through denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions, or attempts at player fraud, and such incidents may lead to service disruption or unavailability and may also jeopardize the security of information stored in or transmitted by our IT Systems or that we or such third parties or business partners otherwise maintain, including payment card systems, which may subject us to fines or higher transaction fees or limit or terminate our access to certain payment methods. Moreover, we may fail to perform a risk assessment for a third-party vendor, service provider or business partner, or may perform an assessment in an inadequate manner or may otherwise fail to find or realize that there is a risk involved in using/contracting with a particular vendor, service provider or business partner. Threats to information security are expected to accelerate on a global basis in frequency and magnitude – including through use of artificial intelligence – as threat actors are constantly evolving, including in diversity and sophistication. We and such third parties and business partners may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers or business partners. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our IT Systems, data, or business. In addition, there can be no assurance that even if our and our third-party service providers’ and business partners’ cybersecurity risk management programs and processes, including policies, controls or procedures, are fully implemented and complied with, we will not sustain successful security or cybersecurity attacks or incidents, including data security incidents, that would result in undetected breaches to IT Systems and data and information breaches. In the event that we or our third-party service providers or business partners were to detect such breaches or incidents, there can be no assurance that we or they would do so timely, or that any action or attempt at remediating the breach or incident would be taken or done timely, appropriately or completely. Should such undetected successful breaches or incidents occur, we or our third-party service providers or business partners may be in breach of our or their respective regulatory, legal or contractual obligations. There can also be no guarantee that upon detection of such a successful breach or incident, that measures or actions taken will be appropriate or that they will not cause us or our third-party service providers or business partners additional harm.

In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by third parties. These risks may increase over time as the number of our employees and the complexity and number of technical systems and applications we use also increase. Breaches could result in unauthorized access to our IT Systems; unauthorized access to and misappropriation of player information, including players’ personal information, or other confidential or proprietary information of ourselves or third parties; viruses, worms, spyware or other malware being served from our IT Systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; litigation, regulatory action and other potential liabilities. In the past, we and our customers have experienced social engineering, phishing, malware and similar attacks and threats of denial-of-service attacks, none of which to date has been material to our business. For example, on August 25, 2022, the NHL’s third-party hosting provider experienced a cyberattack, which impacted the NHL’s website, NHLottery.com, both of which (i.e. the hosting provider and the website) are not part of the solutions provided by NeoGames to the NHL. The NHL as a precaution decided to go offline for two days while they investigated the matter. During such time, the NHL decided to make all its online services, including the iLottery services that we provide, unavailable to the public. Such attacks against us or our customers could in the future have a material adverse effect on our operations.

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

Furthermore, due to the political uncertainty involving Russia and Ukraine, there is also an increased likelihood that the tensions in this region could result in persistent cyber-attacks or cybersecurity incidents that could either directly or indirectly impact our operations. Any attempts by cyber attackers to disrupt our IT Systems, if successful, could harm our business, result in the misappropriation of funds, be expensive to remedy and damage our reputation or brand. Insurance may not be sufficient to cover expenses and losses related to such cyber-attacks and cybersecurity incidents.

If any of these breaches of security should occur, our reputation and brand could be damaged resulting in the loss of players or others, customers may terminate their contracts with us, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches and in relation to future compliance costs, and we could be exposed to a risk of loss, litigation or regulatory action and possible liability, including substantial fines and other penalties. We cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss, including as a result of manmade or natural disasters such as fires, floods, storms, hurricanes, droughts, extreme temperatures, or earthquakes; certain natural disasters may also become more frequent or intense as a result of climate change. Additionally, climate change may contribute to chronic changes in the physical environmental, such as changes in ambient temperature and precipitation patterns as well as sea-level, which may also have adverse impacts on our operations or infrastructure on which we rely. Separately, actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. Any or all of the foregoing could materially adversely affect our business, results of operations, and financial condition. Finally, we cannot be certain that any liability insurance policy coverage that we maintain will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.

In addition, any party or system that is able to illicitly obtain a player’s password may be able access such player’s transaction data or personal data (including payment information), resulting in the perception that our IT Systems are insecure. Any compromise or breach of our IT Systems or data, or the systems of our third-party service providers or business partners, could also expose us to liability under various laws and regulations across jurisdictions and increase the risk of litigation and governmental or regulatory investigation. Due to concerns about data security and integrity, a growing number of legislative and regulatory bodies have adopted breach notification and other requirements in the event that information subject to such laws is accessed by unauthorized persons and additional regulations regarding security of such data are possible. We may need to notify governmental authorities and affected individuals with respect to such incidents. For example, laws in the EU, UK, and the U.S. may require businesses to provide notice to individuals whose personal information has been disclosed as a result of a data security breach.

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

Certain of our founding shareholders have significant influence over the nominations and elections of members of our board of directors and other matters submitted for shareholder approval.

Three of our founding shareholders, Barak Matalon, Elyahu Azur and Aharon Aran (collectively, the “Founding Shareholders”), have the exclusive right under our amended and restated articles of association to nominate up to 50% of our directors so long as they own in the aggregate at least 40.0% of our issued and outstanding share capital. As of April 20, 2024, the Founding Shareholders held approximately 53.4% of our issued and outstanding share capital. As a result, the Founding Shareholders have significant influence over the outcomes of other matters submitted to shareholders for approval.

The Founding Shareholders entered into a voting agreement with Pinhas Zahavi dated November 17, 2020 (the “Voting Agreement”) pursuant to which they vote as one group with regard to any matter relating to the nomination, election, appointment or removal of directors. On September 13, 2022, the Founding Shareholders and Mr. Zahavi amended the Voting Agreement (the “Amended Voting Agreement”), whereby Mr. Zahavi assigned all his voting authority to Mr. Azur, with such assignment to cease to apply from the date on which Mr. Zahavi holds less than 5% of the Ordinary Shares outstanding. On April 19, 2023, Mr. Zahavi sold 3,281,557 of his shares to the Founding Shareholders. As a result, Mr. Zahavi owned 4.99% of the Company’s shares as of April 19, 2023, and the Voting Agreement was terminated with respect to Mr. Zahavi. Except from the abovementioned voting agreements, in all other matters, the Founding Shareholders are entitled to vote their shares according to their own interests, and such interests may be different than the interests of our other shareholders and may delay, deter or prevent a change in control or other business combination that might otherwise be beneficial to our shareholders. See Item 7.B. “Related Party Transactions - Voting Agreement,” and Item 6.C. “Board Practices - Board Composition.”

Our inability to successfully integrate Aspire, or complete or integrate other future acquisitions, could limit our future growth or otherwise be disruptive to our ongoing business.

Since our inception, we have consummated one acquisition in support of our strategic goals – the acquisition of Aspire in June 2022 – and therefore our experience in the integration of new acquisitions is limited. From time to time, we may pursue additional acquisitions in support of our strategic goals. Our ability to succeed in implementing our strategy will depend to some degree upon the ability of our management to identify, complete and successfully integrate commercially viable acquisitions. There can be no assurance that additional acquisition opportunities will be available on acceptable terms or at all or that we will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. Any acquisitions we complete could be viewed negatively by our partners or customers, which could have an adverse impact on our business. In addition, such acquisition transactions may disrupt our ongoing business and distract management from other responsibilities. In connection with any such acquisitions, we could face significant challenges in managing and integrating our expanded or combined operations, including acquired assets, operations, and personnel. If we are unsuccessful at integrating employees or technologies acquired in such acquisitions, including the acquisition of Aspire, our financial condition and results of operations, including revenue growth, could be adversely affected. Any acquisition and subsequent integration will require significant time and resources. We may not be able to successfully evaluate and use the acquired technology or employees, or otherwise manage the acquisition and integration processes successfully. With respect to Aspire, the process for realizing anticipated benefits in combining iLottery and iGaming businesses could be potentially more demanding and time consuming for the Company and its management than anticipated. In addition, disturbances, whether material or otherwise, in our business may occur throughout the integration process with Aspire or future acquisitions, and we may lose key or other employees, each of which could adversely affect our business and financial condition. As a result, some of the anticipated positive effects of the acquisition of Aspire and some or all of those of any future business combination may not be achieved. In addition, we will be required to pay cash, incur debt and/or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition. Our use of cash to pay for acquisitions would limit other potential uses of our cash, including investments in our sales and marketing and product development efforts. The issuance or sale of equity or convertible debt securities to finance any such acquisitions would result in dilution to our shareholders. If we incur debt, it would result in increased fixed obligations and could also impose covenants or other restrictions that could impede our ability to manage our operations. For information regarding the acquisition of Aspire, see Item 4.A. “History and Development of the Company - Selected Recent Developments”.

We are subject to substantial penalties for failure to perform.

Our lottery contracts in the United States and in other jurisdictions and other service contracts often require performance bonds or letters of credit to secure our performance under such contracts and require us to pay substantial monetary liquidated damages in the event of non-performance by us. In addition, Aspire was required to make a security deposit in connection with obtaining a license in Germany.

As of December 31, 2023, we had outstanding performance bonds and letters of credit in an aggregate amount of approximately $4.0 million. These instruments present a potential expense for us and divert financial resources from other uses. Claims on performance bonds, drawings on letters of credit, and payment of liquidated damages could individually or in the aggregate have a material adverse effect on our results of operations, business, financial condition or prospects.

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

We currently hold rights to the neogames.com, pariplayltd.com, B2Bet.net and Aspireglobal.com internet domain names and various other related domain names. The regulation of domain names is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. In addition, third parties may already have registered, or may register in the future, domain names similar or identical to our registered and unregistered trademarks. As a result, we may not be able to acquire or maintain all domain names that use the names “NEOGAMES,” “PARIPLAYLTD” or are otherwise important for our business.

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

We must comply with tax laws in the jurisdictions in which we operate. Tax rules or their interpretation may change in the markets in which we operate and in any markets we may enter in the future. Any changes to the corporate tax rate application in different jurisdictions, withholding taxes, transfer pricing rules, levels of value added tax, industry specific taxes and other levies, royalties and imposts could materially and adversely affect our financial position, performance and prospects. For example, there is a risk that we will not be able to pass on to our customers any additional gaming levies or taxes that apply to us. Another example is the United States Inflation Reduction Act which, among other changes, introduced a 15% corporate minimum tax on certain U.S. corporations and a 1% excise tax on certain stock redemptions by U.S. corporations, which the U.S. Treasury indicated may also apply to certain stock redemptions by a foreign corporation funded by certain U.S. affiliates. In addition, certain of our positions regarding the taxes that apply to us in the different jurisdictions in which we operate may not be accepted by the tax authorities in such jurisdictions, which could adversely affect our financial condition. On May 18, 2021, we obtained a pre-ruling from the Israeli Tax Authority regarding the transfer of certain intellectual property rights relating to the online lottery business of NeoGames S.A. to NGS. We cannot guarantee that the ruling will be acceptable with the Luxembourg tax authorities. See Item 10.E. “Taxation – Tax Ruling of the Israeli Tax Authority.”

We are subject to taxation in multiple jurisdictions, which is complex and often requires making subjective determinations subject to scrutiny by, and disagreements with, tax regulators.

We are subject to different forms of taxation in each of the countries and regions we or our subsidiaries are formed and/or conduct our business, including, but not limited to, income tax, withholding tax, gaming taxes, property tax, VAT, social security and other payroll-related taxes. Tax law and administration is complex, subject to change and varying interpretations and often requires us to make subjective determinations. In addition, we take positions in the course of our business with respect to various tax matters, including in connection with our operations. Tax authorities worldwide are increasingly rigorous in their scrutiny of corporate tax structures and may not agree with the determinations that are made, or the positions taken, by us with respect to the application of tax law. Such disagreements could result in lengthy legal disputes, an increased overall tax rate applicable to us and, ultimately, in the payment of substantial amounts of tax, interest and penalties, which could have a material adverse effect on our business, results of operations and financial condition. Moreover, given the multijurisdictional developments under the OECD efforts to standardize and modernize global corporate tax policy described further below, it is generally expected that tax authorities in various jurisdictions in which we operate may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective tax rate.+

For example, in August 2021 we received a request from the Israeli Tax Authority to provide certain information and documents related to our Israeli subsidiary Neogames Systems Ltd. with respect to the years 2016-2019, which was then updated in May 2023 with a request for certain information for the years 2017-2021. In February 2023, we were also requested to provide certain input and output VAT related documentation related to our Israeli subsidiary. We have not received additional requests or other notifications from the Israeli Tax Authority, pertaining to these matters, with any findings or that would clarify the reasons for such audit. Such audits and similar proceedings may result in assessments, fines, settlements, or increased overall tax rates. While we believe we comply with applicable tax laws, and given the absence of further communications from the Israeli Tax Authority as aforementioned, we cannot anticipate the results of such audit or other similar proceedings, and we have not set aside any reserves to provide for any outcomes related to the tax audits. The ultimate outcome of the Israeli tax audit, and any other audits that may commence by any other tax authority, and of any related litigation or other proceedings, could have a material adverse effect on our consolidated financial statements.

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

Our Ukrainian operations have been negatively affected by the ongoing Russian invasion of Ukraine which began in February 2022. We have invested significant resources in Ukraine over the last several years and we operate a development hub in Kyiv. As of December 31, 2023, we had approximately 381 employees and self-employed contractors serving our Ukrainian operations and 0.4% of our total Company assets in Ukraine. Since the invasion, we have strategically transitioned to Israel the responsibilities for the release of new features, and the monitoring of stability and health of the production environment and opened a new satellite office in Poland for those of our employees that have fled Ukraine subsequent to Russia’s invasion. Operations in the Poland office are in their initial stages. As of April 9, 2024, approximately 121 of our 379 Ukraine-based employees are working remotely either in the Poland office or other locations outside of Ukraine. As a result of these disruptions, we have experienced some decline in our delivery rates during fiscal 2022. However, the ultimate extent, length and impact of the ongoing military conflict are highly unpredictable. If the effects of the invasion are exacerbated in the future, this could materially impact our ability to meet our long term development delivery commitments, our cost structure and future planned development of capabilities in Ukraine and the surrounding region. It is unclear what impact the hostilities in Ukraine will have on our assets.

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

Our platform contains software modules licensed to us by third-party authors under “open source” licenses and we expect to use open source software in the future. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. To the extent that our platform depends upon the successful operation of open source software, any undetected errors, malicious code or defects in this open source software, or deprecated open source software, could prevent the deployment or impair the functionality of our platform, delay introduction of new solutions, result in a failure of our platform and injure our reputation. For example, deprecated, or undetected errors or defects in, open source software could render it vulnerable to breaches or security attacks, and, subsequently, make our systems more vulnerable to data breaches. In addition, the public availability of such software may make it easier for others to compromise our platform.

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

Generally, the competition for skilled technical and other personnel in Israel, Ukraine, Poland, Malta, Bulgaria and North Macedonia is intense, and as a result we may fail to continue to attract, recruit, develop and retain qualified employees, which could materially and adversely impact our business, financial condition and results of operations.

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

In order to finance, among other things, part of the aggregate consideration payable by the Company pursuant to the acquisition of Aspire, the Company, NeoGames Connect S.à r.l. and NeoGames Connect Limited have entered into the Senior Facilities Agreement with the Lenders (each as defined below). Pursuant to the terms of the Senior Facilities Agreement, the Lenders (as defined below) have made available, in connection with the acquisition of Aspire, the Senior Facilities (as defined below). For more information regarding the financing for the acquisition of Aspire, see Item 5.B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources - Financing for the Acquisition of Aspire” below.

Following the consummation of the acquisition of Aspire, we have outstanding indebtedness with debt service requirements. Our ability to meet our debt service obligations will depend on our future operating and financial performance, which in turn depends on our ability to successfully implement our business strategy as well as general economic, financial, competitive, regulatory and other factors that are beyond our control. In addition, our ability to meet our debt service obligations depends also on the interest rates and their volatility. For example, the interest rate payable by the Company under the Senior Facilities Agreement is linked to the EURIBOR, which increased in 2022 and 2023 and may continue to increase in the future. If we do not generate sufficient cash to service our debt under the Senior Facilities Agreement or if we fail to meet other obligations under the Senior Facilities Agreement, we may be in default, which may entitle the Lenders to certain rights and remedies against us, and such rights and remedies may have a material adverse effect on our business and financial results.

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

We completed our public listing on November 23, 2020 raising a total net amount of $43 million and our total cash balance as of December 31, 2023 was approximately $29 million.

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

There is a risk that we may become subject to litigation and other claims and disputes in the ordinary course of business, including contractual disputes and indemnity claims, misleading and deceptive conduct claims, employment-related claims, and intellectual property disputes and claims, including those based on allegations of infringement, misappropriations or other violations of intellectual property rights. We may incur significant expense defending or settling such litigation. For our additional information on our pending litigation matters, please refer to Item 4.B. “Business Overview – Litigation”.

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

Similar to many online casinos, Aspire has been the target of civil claims brought against it by Austrian players. These civil claims allege the provision of unlicensed gambling in Austria. Similar to the claims in Austria, we are also handling civil claims in Germany, though these relate to services provided before the current German gambling regime came into place and Aspire has received a German license.

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

Approximately 29% of the Company’s revenues in the year ended December 31, 2023 were denominated in U.S. dollars, 37% in euros and 34% in other currencies. Any devaluation of the U.S. dollar compared to the New Israeli Shekel may result in increases in employee liabilities and other expenses, which may adversely affect the Company’s profit and financial performance. Exchange rate fluctuations have in the past adversely affected the Company’s operating results and cash flows and may adversely affect the Company’s results of operations and cash flows and the value of its assets outside the United States in the future. A devaluation of local currency in a jurisdiction in which the Company is paid in such currency may require the Company’s customers located in such jurisdiction to adjust the amounts paid in local currency for the Company’s products and services, which they may be unable or unwilling to make. Other than the FX Hedging Transaction entered into in connection with the acquisition of Aspire, NeoGames Systems Ltd. (“NGS”) entered into certain forward contracts to partially hedge its NIS cash flow exposure associated with expenses nominated in NIS during 2023. For more information regarding the financing for the acquisition of Aspire, see Item 5.B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources - Financing for the Acquisition of Aspire.”

For information regarding the acquisition of Aspire, see Item 7.B. “Related Party Transactions - Relationship with Aspire.”

Expansion into new markets may be important to the growth of our business in the future, and if we do not manage the business and economic risks of this expansion effectively, it could materially and adversely affect our business and results of operations.

We expect to continue to expand our operations to additional U.S. states and to expand our international operations. For example, on August 9, 2023, we announced that Pariplay signed a deal with SunBet, a market leader in South Africa, to provide content and aggregation services, and on November 8, 2023, we announced that NPI was selected by the West Virginia Lottery for a full turn-key iLottery program and that NeoGames Studio has expanded its offering into OPAP, the Greek Lottery Operator, through the relationship and integration provided through Pariplay. Any new markets or countries which we attempt to access may not be receptive. For example, we may not be able to expand further in some markets if we are not able to satisfy certain government requirements. In addition, our operations in new jurisdictions subject us to risks customarily associated with such operations, including the complexity of local laws, regulations and markets, the uncertainty of enforcement of remedies in foreign jurisdictions, the impact of local labor laws and disputes, the economic, tax and regulatory policies of local governments and the ability to attract and retain key personnel in new jurisdictions. Foreign jurisdictions could impose tariffs, quotas, trade barriers, and other similar restrictions on our international sales. In addition, our ability to expand successfully involves other risks, including difficulties in integrating operations, risks associated with entering jurisdictions in which we may have little experience and the day-to-day management of a growing and increasingly geographically diverse company.

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

As a significant amount of our net profits and cash flows are generated outside Luxembourg, the repatriation of funds currently held in foreign jurisdictions may result in higher effective tax rates for us. In addition, heightened attention has been given at national and supranational levels, including through the G20 / OECD Base Erosion and Profit Shifting project (BEPS), as well as in other public forums and the media, with regard to matters of cross-border taxation, and in particular, to taxation of the digital economy. On December 20, 2021, the OECD published the Global Anti-Base Erosion Model Rules (commonly referred to as “Pillar Two”) to ensure that multinational enterprise groups with annual consolidated revenues of EUR 750 million or more are subject to a minimum effective tax rate of 15% in each jurisdiction where they operate. The primary mechanism under Pillar Two is the income inclusion rule (IIR), pursuant to which a top-up tax is payable by a parent entity of a group if one or more constituent entities of the group have not been subject to an effective tax rate of 15%. In the event where the IIR does not apply at the ultimate parent entity level, a lower-level parent entity may be required to apply the IIR. A secondary fall back is provided by the undertaxed profit rule (UTPR) in case the IIR has not been applied. The UTPR can be applied by (i) limiting or denying a deduction or (ii) making an adjustment in the form of a top-up tax. In addition, jurisdictions may implement a qualified domestic minimum top-up tax (QDMTT). A jurisdiction that incorporates the QDMTT becomes the first in line to levy any top-up tax from low-taxed entities located in its jurisdiction. It must compute profits and calculate any top-up tax due in the same way as the Pillar Two rules. Without a QDMTT, another jurisdiction, as determined by the Pillar Two rules, would be entitled to levy the top-up tax.

At European Union level, the European Commission published a draft directive on December 22, 2021 aiming at implementing these rules, which was adopted by the Council of the European Union on December 15, 2022 (the “Pillar Two Directive”). The OECD released the commentary relating to the model rules on March 14, 2022 and addressed co-existence with the US Global Intangible Low-Taxed Income (GILTI) rules. This was followed by the development of an implementation framework focused on administrative, compliance and co-ordination issues relating to Pillar Two. EU Member States were required to transpose the Pillar Two Directive in their national laws by December 31, 2023 and the rules had to become effective for tax years commencing on or after December 31, 2023, with the exception of the UTPR, which will apply for tax years commencing on or after December 31, 2024. Luxembourg has transposed the Pillar Two Directive through the law of December 22, 2023. In that context, Luxembourg opted to implement the UTPR in the form of an additional tax and to apply a QMDTT applicable for tax years starting on or after December 31, 2023.

It is expected that the global minimum tax will be implemented in a number of jurisdictions with effect from 2024. The Pillar Two rules, once implemented, are expected to apply to us, along with detailed transfer pricing reporting and exchange of tax information rules known as “Country by Country Reporting”, insofar as our annual consolidated revenues equal or exceed EUR 750 million.

Directive 2016/1164/EU, the so-called anti-tax avoidance directive (“ATAD”), was adopted on July 12, 2016 to implement in the EU Member States' domestic legal frameworks common measures to tackle tax avoidance practices. ATAD lays down (i) controlled foreign company rules, (ii) anti-hybrid mismatches within the EU context rules, (iii) general interest limitation rules, (iv) a general anti-abuse rule, and (v) exit taxation rules. Following the adoption of ATAD, the EU Member States decided to go further as regards hybrid-mismatches with third countries, and adopted the Directive 2017/952/EU (“ATAD 2”) amending the ATAD provisions with respect to anti-hybrid mismatches, on May 29, 2017. Luxembourg adopted (i) the law of December 21, 2018 implementing ATAD with effect as of January 1, 2019 and (ii) the law of December 20, 2019 implementing ATAD 2 with effect as of January 1, 2020 (except for the reverse hybrid mismatch rules, which apply as of January 1, 2022). Under certain circumstances, these rules could possibly increase the taxable base of the Company and therefore negatively impact the return of the investors.

Malta transposed ATAD into domestic law, including changes with respect to exit tax, General Anti-Abuse Rules and Controlled Foreign Corporation rules.

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

While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) to improve the ESG profile of our company and/or products, such efforts may be costly and may not have the desired effect. Expectations around companies’ management of ESG matters continue to evolve rapidly, in many instances due to factors that are out of our control. Any actions we currently take may subsequently be determined to be insufficient by various stakeholders, and we may be subject to investor or regulatory engagement on our ESG initiatives, even if they are currently voluntary.

Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies’ ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us or our industry, which could negatively impact our share price as well as our access to and cost of capital. Any harm to our reputation could impact employee engagement and retention and the willingness of customers and partners to do business with us, which could have a materially adverse effect on our business, results of operations and cash flows. We believe that our reputation is critical to our role as a leader in the iLottery and iGaming industries and as a publicly traded company. Our management is heavily focused on the integrity of our directors, officers, senior management, employees, other personnel and third-party suppliers and partners. Illegal, unethical or fraudulent activities perpetrated by any of such individuals, suppliers or partners for personal gain could expose us to potential reputational damage and financial loss.

In addition, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters. For example, the SEC very recently adopted rules that will require companies to provide certain climate-related disclosures. While we are still assessing the scope and impact of this rule given how recently it was adopted, we anticipate that this rule, as well as other ESG and sustainability-related regulation and legislation, may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls, processes and procedures regarding matters that have not been subject to such controls in the past, and impose increased oversight obligations on our management and board of directors. Additional regulations have been adopted, or proposed, in Europe, including a number which may increase the oversight obligations of companies with respect to their suppliers and/or business partners. These and other changes in stakeholder expectations will likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, many of our customers and business partners may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

The illegal gaming market could negatively affect our business.

A significant threat to the iLottery and iGaming industry arises from illegal activities. Such illegal activities may draw significant betting volumes away from the regulated industry. In particular, illegal gaming could take away a portion of the present players that are the focus of our business. The loss of such players could have a material adverse effect on our results of operations, business, financial condition or prospects. Further, public trust is critical to the long-term success of regulated gaming, including lottery. Illegal gaming activities could impact the reputation of our customers, which would have an adverse impact on their revenues and our revenues.

Political, economic and military conditions in Israel could materially and adversely affect our business.

Our principal executive offices are located in Tel Aviv, Israel, where significant elements of our general and administrative activities are conducted. In addition, several of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our operations and, indirectly, our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region, including Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon).

In particular, on October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and the kidnapping by Hamas of many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas in Gaza, and Hamas continued in parallel its rocket and terror attacks.

Following the events of October 7, 2023 several hundred thousand Israeli military reservists were drafted to perform immediate military service. To date, no members of our management were called for military reserve duty, but 16 of our employees were called for various durations of duty, and it is possible that there will be further or longer military reserve duty call-ups in the future. Military service call ups that result in absences of personnel from us for an extended period of time may adversely affect our business, prospects, financial condition and results of operations.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our operations or business. However, the intensity and duration of Israel’s current war against Hamas cannot be predicted at this stage, as are such war’s economic implications on our business and operations. If the war extends for a long period of time or expands to other fronts, such as Lebanon, Syria and the West Bank, our operations may be materially adversely affected.

In the event that hostilities disrupt our ongoing operations, our ability to provide services could be materially and adversely affected. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies and more countries may impose restrictions on doing business with Israel and Israeli companies if hostilities continue or increase. These restrictive laws and policies may have an adverse impact on our results of operations, financial condition or the expansion of our business. A campaign of boycotts, divestment, and sanctions has been undertaken against Israel, which could also adversely affect our business. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations, and prospects.

Prior to the Hamas attack in October 2023, the Israeli government pursued changes to Israel’s judicial system. In response to the foregoing developments, certain individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in macroeconomic conditions. Such proposed changes may also lead to political instability or civil unrest. To the extent that any of these negative developments will materialize, they may have an adverse effect on our business, results of operations and ability to raise additional funds, if deemed necessary by our management and board of directors.

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

On January 23, 2019, the Belgian Gaming Commission (“BGC”) decided to revoke AG Software’s (as defined below) Class E software provider license, because AG Software had not implemented a technical requirement set by the BGC. As a result of this decision, AG Software can no longer offer its gambling software services in Belgium. No financial penalties were issued by the BGC. AG Software has filed an action for the annulment of the BGC’s decision. In February 2023, an auditor of the Council of State filed a report in AG Software’s favor, arguing that the BGC has no authority to impose a particular method of registration and identification, and age control of players. The BGC filed a brief contesting this view. AG Software filed a response, agreeing with the auditor’s conclusion, and refuting the BGC’s brief. In January 2024, the Council of State retroactively annulled the BGC’s decision to revoke the license, and the license was reinstated. The license itself had expired in 2019.

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

We may fail to identify and prevent risks related to digital gambling or support players who are suffering from gambling problems and addictions.

Responsible gaming has been a topic of debate in Europe in recent years. Although we responded with updated guidelines, offer a variety of responsible gaming features on our platforms and have appointed an officer of responsible gaming to ensure that guidelines and routines are followed, there can be no assurance that we will be able to identify and prevent risks related to digital gambling including money laundering and gambling by minors, or identify and support all players who are suffering from gambling problems and addictions. The failure to do so could damage our reputation and lead to increased regulatory scrutiny of our operations and marketing strategies and potential regulatory and civil enforcement.

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

Regulatory frameworks associated with the iLottery, iGaming and online sports betting industries exist across a wide spectrum, including within particular countries. We currently have iLottery operations in approximately 25 jurisdictions, including several U.S. states where we hold supplier licenses as part of the arrangement with Caesars, whereby we customize the NeoSphere platform to assist Caesars in meeting the regulatory requirements of the states in which it operates our systems, including financing and software development arrangements between the parties. We also plan to expand our operations into new jurisdictions. In iGaming and sports wagering, we are licensed or temporarily approved to operate in 42 jurisdictions, and are currently in the process of obtaining licenses in 3 additional jurisdictions. Expansion into new jurisdictions will subject us to a wider range of different, and potentially conflicting, regulatory requirements, which may cause it to incur increased costs and expend a greater degree of time in ensuring compliance. Our business and operations may be adversely affected by inaccurate predictions of the financial cost and administrative burden of compliance in connection with expansion into new jurisdictions. Further, the likelihood of noncompliance may be heightened in the event of expansion, which could result in payment of liquidated damages or termination of contracts in the event of material noncompliance.

Negative publicity concerning our Company, our brands or the gambling industry in general could result in increased regulations and reputational harm.

The industries in which we operate are at times subject to negative publicity with regard to harmful gambling behavior, such as addiction, gambling by minors, risks related to digital gambling and alleged association with money laundering. Negative publicity regarding our Company or any of our brands, or publicity regarding problematic gambling and other concerns with the lottery, gaming and other gambling industries in general, even if not directly connected to us, could adversely impact our business, results of operations, and financial condition. For example, if the perception develops that the lottery and/or gaming industries is failing to address such concerns adequately, the resulting political pressure may result in the industry becoming subject to increased regulation and restrictions on operations. Such an increase in regulation could adversely impact our results of operations, business, financial condition or prospects. This is a current trend in, for example, the United Kingdom, where in 2023, the government published the White Paper on the reform of gambling regulations, which includes, inter alia, onerous proposals to introduce stake limits for online slots, player protection checks, and restricted bonus offers. The proposals demonstrate the sustained level of scrutiny on the gambling industry, and the evolving and increasingly onerous regulation that we may be required to comply with.

We are obligated to adhere to continually evolving laws and regulations concerning data privacy, data protection, information security, and consumer protection in various markets where we operate, such as the United States (“U.S.”) and the European Union (“EU”). Additionally, we may be contractually required to meet specific industry standards, such as the Payment Card Industry Data Security Standards (“PCI DSS”). Any actual or perceived failure, by us or our vendors, to meet these obligations could lead to substantial liability and/or a loss of trust, potentially causing significant harm to our business, operational outcomes, and financial condition.

In the United States, Europe, and other jurisdictions, we are subject to various consumer protection, data privacy, and information security laws, regulations, industry standards, and other requirements. If we are found to have breached any consumer protection, data privacy, or information security laws, regulations, industry standards, or other requirements, we may be subject to enforcement actions that require us to change our business practices in a manner which may negatively impact our revenues, as well as exposed to litigation, fines, civil and/or criminal penalties and adverse publicity that could cause our customers or players to lose trust in us, negatively impacting our reputation and business in a manner that harms our financial position.

As part of our business and on behalf of our customers, we collect, store, use, disclose, and otherwise process information about individuals (including players, customers, employees, and others), also referred to as personal data under certain laws, and other potentially sensitive and/or regulated data. Furthermore, we rely on various third-party entities for the facilitation of our business operations, many of which are involved in the processing of personal data or other pertinent information on our behalf. It is important to note that we cannot guarantee the technical and organizational security measures or privacy standards of these third parties. Any violation of data or security laws by these third parties could have a material adverse effect on our business and result in fines and penalties.

Both our organization and our vendors are bound by a multitude of federal, state, and international data privacy laws, regulations, industry standards, and other requirements. These regulations dictate the requirements surrounding the collection, processing, storage, usage, and disclosure of personal data, while also establishing benchmarks for its security. Furthermore, they impose obligations regarding privacy practice notifications and grant individuals’ specific rights regarding their personal data (e.g. to opt-out of selling or sharing as defined under certain US privacy laws). It is essential to recognize that these requirements, along with their application, interpretation, and modification, undergo continual evolution and advancement.

In the U.S., both federal and various state governments have enacted or are contemplating laws, guidelines, and regulations governing the collection, distribution, usage, processing, disclosure, retention, and storage of information obtained from individuals, consumers, households, or their devices. There are a number of federal laws in the U.S. that impose restrictions or requirements concerning the collection, distribution, use, processing, disclosure, retention, security, and storage of personal data. For instance, the Federal Trade Commission (FTC) Act empowers the FTC to combat unfair or deceptive practices, including the requirement for companies to align their practices regarding personal data with the commitments outlined in their privacy policies. The U.S. Federal Trade Commission and numerous state attorneys general are leveraging federal and state consumer protection laws to establish standards for the online collection, utilization, dissemination of personal data, and the security protocols governing such data. Concerning the use of personal data for direct marketing purposes, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, also known as the CAN-SPAM Act, lays down specific requirements for commercial email communications and imposes penalties for the transmission of deceptive or non-compliant commercial email messages. Moreover, it requires senders of commercial emails to furnish recipients with the option to opt-out of receiving future communications. Similarly, the Telephone Consumer Protection Act (TCPA) stipulates particular requirements pertaining to text message marketing and telemarketing, with non-compliant companies being susceptible to private litigation and regulatory actions.

We are also subject to newly enacted US privacy laws, such as the California Consumer Privacy Act (“CCPA”), as amended by the California Privacy Rights Act (“CPRA”), which entered into substantial effect on January 1, 2023. The CCPA imposes new operational requirements for companies, including new data privacy rights for consumers, increasing regulation on online advertising, creating a new California Privacy Protection Agency (“CPPA”) to enforce the law and adding greater transparency standards for privacy policies. Lack of compliance with the CCPA and its requirements could result in enforcement actions, litigation, fines and penalties (up to $7,500 per intentional violation and $2,500 per other violation). California consumers also have a private right of action under the CCPA for certain data breaches and can recover civil damages of up to $750 per incident, per consumer or actual damages, whichever is greater. In addition, over a dozen other states have passed or are considering similar legislation, which has created and will continue to create additional compliance obligations and risks. More generally, some observers have noted the CCPA and other state laws could mark the beginning of a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business.

In our operations within the European Union, we are required to comply with the European Union General Data Protection Regulation 2016/679 (“EU GDPR”) and relevant national supplementary laws, as well as, in the United Kingdom, the United Kingdom General Data Protection Regulation and Data Protection Act 2018 (“UK GDPR”, and together with the EU GDPR, “GDPR”). The GDPR imposes extensive obligations regarding data privacy compliance concerning the collection, processing, sharing, disclosure, transfer, and other utilization of personal data.

As a controller, the GDPR imposes significant responsibilities including requirements to adhere to the principle of accountability, provide comprehensive disclosures regarding the collection and processing of personal data (in a clear, concise and easily accessible manner), ensure the presence of appropriate legal bases for data processing, facilitate data subject rights, comply with international data transfer restrictions, implement robust security measures, adhere to contractual obligations, and promptly report significant data breaches to regulatory authorities, and in certain cases, affected individuals. We also act as a data processor on behalf of our customers, which requires us to comply with obligations including relating to contracts, security, and assisting customers with their compliance with the GDPR.

We are subject to EU and UK restrictions on international data transfers outside of the EEA and UK. Recent legal developments and guidance have introduced complexity and uncertainty regarding such transfers, particularly to countries like the U.S. This necessitates a thorough review of the legal mechanisms involved in our personal data transfers to and from the U.S. and other non-EEA and non-UK countries, heightening the risk surrounding our international data transfer and operations. As regulatory authorities issue further guidance on personal data transfer mechanisms and begin enforcement actions, we may incur additional costs, complaints, or regulatory investigations or fines. The inability to lawfully transfer personal data among the countries and regions in which we operate could adversely impact our service provision or the methods we rely on in order to provide our services, including the geographic distribution or segregation of relevant systems and operations, and potentially harm our financial performance.

The penalties for certain GDPR violations can be substantial, and can reach monetary penalties of up to either 4% of total global annual turnover, or €20 million (for the EU GDPR)/£17.5 million (for the UK GDPR), whichever is greater. In addition to the foregoing, a breach of the GDPR could result in regulatory investigations, reputational damage, orders to cease or change our processing of personal data, or other types of regulatory enforcement action (e.g. a compulsory audit). We may also face civil claims including class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.

Restrictions on the collection, use, sharing, processing or disclosure of personal data or additional requirements and liability for security and data integrity could require us to modify our solutions and features, possibly in a material manner, could limit our ability to develop new products and features and could subject us to increased compliance obligations and regulatory scrutiny.

These laws, regulations, and other requirements constantly evolve and remain subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain. New privacy laws add additional complexity, requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, and could impact trading strategies and availability of previously useful data.

Even though we believe that we and our vendors are generally in compliance with applicable laws, rules, and regulations relating to consumer protection, data privacy, and information security, these laws are in some cases relatively new, and the interpretation and application of these laws are uncertain. Any failure or perceived failure by us to comply with consumer protection, data privacy, or information security laws, rules, regulations, industry standards and other requirements could result in proceedings or actions against us by individuals, consumer rights groups, government agencies, or others. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines, or be required to make changes to our business. Further, these proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, our business, results of operations, and financial condition could be materially adversely affected.

Finally, we are also subject to contractual requirements governing electronic funds transfers, including PCI DSS imposed by major card schemes, including Visa, Mastercard, American Express, Discover and JCB. These security standards apply in addition to our regulatory obligations. Any failure to comply with the PCI DSS may violate payment card association operating rules and the terms of our contracts with payment processors and merchant banks. Such failure to comply may result in the loss of our ability to accept credit and debit card payments, subject us to contractual fines, penalties and damages. In addition, there is no guarantee that PCI DSS compliance will prevent illegal or improper use of our systems or the theft, loss or misuse of data pertaining to credit and debit cards, credit and debit card holders, and credit and debit card transactions.

Any actual or perceived failure to comply with evolving regulatory frameworks around the development and use of artificial intelligence could adversely affect our business, results of operations, and financial condition.

Our business increasingly relies on artificial intelligence (“AI”), machine learning and automated decision making including generative AI, to improve our solutions, services and tailor our interactions with our customers. The regulatory framework around the development and use of these emerging technologies is rapidly evolving, and many federal, state and foreign government bodies and agencies have introduced and/or are currently considering additional laws and regulations. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on our business.

For example, in October 2023, the President of the United States issued an executive order on the Safe, Secure and Trustworthy Development and Use of AI, emphasizing the need for transparency, accountability and fairness in the development and use of AI. The order seeks to balance innovation with addressing risks associated with AI by providing eight guiding principles and priorities, such as ensuring that consumers are protected from fraud, discrimination and privacy risks related to AI. In November 2023, a bipartisan group of Senators introduced the Artificial Intelligence Research, Innovation, and Accountability Act of 2023 in the United States Senate. Legislation related to AI technologies has also been promulgated at the state level. For example, the California Privacy Protection Agency is currently in the process of finalizing regulations under the CCPA regarding the use of automated decision making.

In Europe, on December 8, 2023, the European Union legislators reached a political agreement on the EU Artificial Intelligence Act (“EU AI Act”), which establishes a comprehensive, risk-based governance framework for AI in the EU market. The EU AI Act is expected to enter into force in 2024, and the majority of the substantive requirements will apply two years later. The EU AI Act will apply to companies that develop, use and/or provide AI in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose AI and foundation models, and proposes fines for breach of up to 7% of worldwide annual turnover. In addition, on 28 September 2022, the European Commission proposed two Directives seeking to establish a harmonized civil liability regime for AI in the EU, in order to facilitate civil claims in respect of harm caused by AI and to include AI-enabled products within the scope of the EU’s existing strict liability regime. Once fully applicable, the EU AI Act will have a material impact on the way AI is regulated in the EU.

Any of the foregoing, together with developing guidance and/or decisions in this area, may affect our use of AI and our ability to provide and improve our services, require additional compliance measures and changes to our operations and processes, and result in increased compliance costs and potential increases in civil claims against us. Any actual or perceived failure to comply with evolving regulatory frameworks around the development and use of AI, machine learning and automated decision making could adversely affect our business, results of operations, and financial condition.

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

Our revenue may be impacted, to a significant extent, by macroeconomic conditions, as well as by health epidemics and contagious disease outbreaks.

Our business is sensitive to macroeconomic conditions. Economic factors, such as heightened inflationary pressures, risks of a general recession, rising interest rates in key markets in which we operate, currency exchange rate volatility, changes in monetary and related policies, market volatility, consumer confidence, supply chain issues and unemployment rates, are among the most significant factors that impact consumer spending behavior. Weak economic conditions or a significant deterioration in either global or certain regional economic conditions, including those resulting from general macroeconomic factors, such as the recent precipitous rise in inflation and interest rates, health epidemics, man-made events, such as the ongoing conflict in Ukraine, may limit supply chains or increase their cost, reduce the amount of disposable income consumers have, which, in turn, reduces consumer spending, and would have an adverse effect on our business, financial condition, and results of operations. In addition, new pandemics, similar health epidemics and contagious disease outbreaks may emerge in the future that could have negative effects on macroeconomic conditions generally and as a result may materially and adversely affect our business, results of operations, cash flows or financial condition.

Conditions in the jurisdictions where we operate could materially and adversely affect our business, including, for example, in connection with the ongoing war in Ukraine.

 Our operations are exposed to the economic, political and social environment of the markets in which we operate (or may in the future operate), which have the potential for civil and political unrest, contributing to an uncertain operating environment. One of our offices is located in Kyiv, Ukraine, where we have approximately 381 employees and self-employed contractors and a significant part of the development team is located. Russia’s invasion of Ukraine and the related measures taken by the U.S., EU, UK and other jurisdictions, and NATO, including economic sanctions and export controls imposed as a result thereof, have created global security concerns and could have an impact on regional and global economies.

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

If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our Ordinary Shares, such person may be treated as a “U.S. shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries will be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A U.S. shareholder of a controlled foreign corporation may be required to report annually and include in its United States taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a U.S. shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a U.S. shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s United States federal income tax return for the year for which reporting was due from starting. We cannot provide any assurance that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a U.S. shareholder with respect to any such controlled foreign corporation or furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled controlled foreign corporations. A U.S. investor should consult its advisers regarding the potential application of these rules to an investment in our Ordinary Shares.

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

In light of these regulations and the potential impact on our business, our articles of association allow for the restriction of stock ownership by persons or entities who fail to comply with informational or other regulatory requirements under applicable gambling laws, who are found unsuitable to hold our shares by competent authorities, whose stock ownership adversely affects our ability to obtain, maintain, renew or qualify for a license, contract, franchise or other regulatory approval from a gambling or lottery authority or a purported transferee of a stockholder who acquires shares made invalid pursuant to our articles of association. Due to related licensing requirements, one of our founding shareholders has recently reduced his ownership stake in the Company. Should a shareholder fail to comply with regulatory requirements in this or a future case, and should the Company fail to pursue all lawful efforts to require such compliance, we may face disciplinary action in the applicable jurisdiction or our licenses in such jurisdiction may be in peril.

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

Although we are a foreign private issuer and may elect to follow home country rules in lieu of certain Nasdaq listing rules, we are required, among other things, to have an audit committee that satisfies Nasdaq Listing Rule 5605(c)(2), including independence requirement of Nasdaq Listing Rule 5605(c)(2)(A)(ii). As previously disclosed, Ms. Lisbeth McNabb, who served as a member of the Board since May 2021, and also served as chair of the Audit Committee and as a member of the Compensation Committee and Nominating and Corporate Governance Committee, resigned from the Board effective April 21, 2023. As a result, Nasdaq notified us that we were not in compliance with Nasdaq Listing Rule 5605(c)(2)(A) requiring three members on our audit committee. We relied on the cure period allowed for under Nasdaq Listing Rules to fill such vacancy with a qualified individual, and on June 29, 2023 our shareholders elected Mr. Steve Capp to serve on our Board. Upon such election, the Board also appointed Mr. Capp to serve as the chairperson of the audit committee, following which the Company received notice from Nasdaq that it has regained compliance with Nasdaq Listing Rule 5605(c)(2)(A). Had we failed to do so, we could have become subject to delisting by Nasdaq.

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

The Founding Shareholders held as of April 20, 2024 approximately 53.4% of our issued Ordinary Shares. Accordingly, we are a “controlled company” under Nasdaq rules. As a controlled company, we are exempt from Nasdaq rules with respect to certain corporate governance requirements, such as the requirement that we have a majority of independent directors and we utilize this exemption. While we do not currently take advantage of other exemptions, if we elect to take advantage of any other exemptions in the future, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all Nasdaq rules.

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

Based on our market capitalization and the composition of our income, assets and operations, we believe we were not a PFIC for the year ending December 31, 2023 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our Ordinary Shares, which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service may take a contrary position with respect to our determination in any particular year, and, therefore, there can be no assurance that we were not a PFIC for the year ending December 31, 2023 or will not be classified as a PFIC for the current taxable year or in the future. United States Holders should consult their tax advisers regarding the application of these rules. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our Ordinary Shares. See Item 10.E. “Taxation - Material United States Federal Income Tax Considerations for United States Holders - Passive Foreign Investment Company.”

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

Under Sections 3(a)(1)(A), 3(a)(1)(C) and Rule 3a-1 of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and (i) it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis or (ii) it owns or proposes to acquire investment securities having a value exceeding 45% of the value of its total assets (exclusive of U.S. government securities and cash items) and/or more than 45% of its income is derived from investment securities on a consolidated basis with its wholly owned subsidiaries.. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

We believe that on a consolidated basis less than 45% of our total assets (exclusive of U.S. government securities and cash items) are composed of, and less than 45% of our income is derived from, assets that could be considered investment securities under the 1940 Act. Accordingly, we do not believe that we are an “investment company” by virtue of the 45% tests in Rule 3a-1 of the 1940 Act as described in the foregoing paragraph. We intend to conduct our operations so that we will not be deemed an “investment company” within the meaning of the 1940 Act. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Incorporation in Luxembourg.

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

ITEM 4.          INFORMATION ON THE COMPANY

4.A.          History and Development of the Company

We are a technology-driven provider of end-to-end iLottery and iGaming solutions and were initially organized under the laws of the Grand Duchy of Luxembourg (“Luxembourg”) as a private limited liability company (société à responsabilité limitée) on April 10, 2014 and converted into a public limited liability company (société anonyme) under the laws of Luxembourg on November 10, 2020 by completing the Initial Public Offering (the “IPO”) of our Ordinary Shares and their listing on Nasdaq Global Market. As part of the conversion we executed a 1:8.234 reverse share split. On May 15, 2023 we entered into the Business Combination Agreement with Aristocrat and Anaxi Investments Limited for the acquisition of all of our outstanding shares by Aristocrat. For additional information on the Business Combination Agreement please refer to “-Selected Recent Development – Our Acquisition by Aristocrat”. Our registered office is located at 63-65 rue de Merl, L-2146 Luxembourg and our telephone number at this address is +352-2040119020.

Our principal executive offices are located at 10 Habarzel Street, Tel Aviv, 6971014, Israel. Our telephone number at this address is +972-73-372-3107. Our website address is https://neogames.com. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website address as an inactive textual reference only. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov. Under the rules of the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a “foreign private issuer,” we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Exchange Act. Our agent for service of process in the United States is Puglisi & Associates and its address is 850 Library Avenue, Suite 204, Newark, DE 19711.

Selected Recent Developments

Our Acquisition by Aristocrat

On April 25, 2024, the Company completed the transactions contemplated by the Business Combination Agreement. Pursuant to the Business Combination Agreement, the Company effected the Continuation and changed its name to Neo Group Ltd. effective from the Continuation. The Continuation became effective with receipt of the certificate of continuation from the Cayman Registrar on April 24, 2024. Thereafter, pursuant to the Business Combination Agreement, the Merger occurred and became effective with the receipt of the certificate of merger from the Cayman Registrar on April 25, 2024.

With the effectiveness of the Merger, the Company intends to promptly delist its Ordinary Shares from The Nasdaq Global Market, terminate its reporting obligations under the Exchange Act, and deregister or suspend the registration of its securities under the Exchange Act.

Subject to certain exceptions, each issued and outstanding ordinary share of the Company prior to the effective time of the Merger shall be converted automatically into, and shall thereafter represent the right to receive, an amount in cash equal to $29.50, without interest thereon and subject to applicable tax withholding.

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

Pariplay’s content agreement with Betsson

On February 16, 2023, the Company announced that Pariplay entered into a content agreement with Betsson, a Sweden-based gaming company, that will give Betsson access to the full Wizard Games portfolio as well as a range of 14,000+ products on its Fusion aggregation platform. The titles they produce will be available to Betsson to offer its customers across its extensive global network, including the key regulated markets of Sweden, Denmark and Spain, as well as numerous other regions within Europe.

Launch with Intralot do Brazil

On March 6, 2023, the Company announced that it launched LotoMinas.com.br iLottery and online sports betting with Intralot do Brazil, in Minas Gerais, Brazil’s second largest state fully regulated by Loteria Mineira, the official state lottery. The turn-key project is the first cooperation between NeoGames’ iLottery solution, BtoBet sports betting as well as Aspire providing Managed Services.

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

Agreement with PlayLive! Online Casino

On June 20, 2023, the Company announced that Aspire has agreed to deliver its full iGaming suite of products to PlayLive! Online Casino, an online casino in the Commonwealth of Pennsylvania developed and run by the global gaming arm of the real estate and entertainment business The Cordish Companies. The online casino launched in 2020, followed by the openings of the world-class properties Live! Casino Pittsburgh and Live! Casino & Hotel Philadelphia.

Deal with SunBet

On July 26, 2023, the Company announced that Pariplay and SunBet have entered into a content agreement. SunBet is a South African online operator which is part of Sun International, a major casino brand in Africa. The Company will provide aggregation services and content from both Fusion and Wizard Games platforms.

Agreement with OPAP

On November 8, 2023, the Company announced that NeoGames Studio has expanded its offering into OPAP, the Greek Lottery Operator, through the relationship and integration provided through Pariplay.

Full turn-key iLottery program for the West Virginia Lottery

On November 8, 2023, the Company announced that NPI expanded its footprint in the U.S., winning a public procurement to provide the West Virginia Lottery with a full iLottery program. West Virginia represents the fifth state in which NPI will operate a full iLottery program in the U.S., growing our market share and leadership. On March 6, 2024, the Company announced that NPI was awarded a new ten-year contract to provide our turn-key iLottery solutions to the West Virginia Lottery, which is expected to launch during the fourth quarter of 2024.

Launch with Action 24/7

In March 2024, the Company launched with Action 24/7 in Tennessee, Aspire’s first U.S. customer to go live with OSB, including our suite of turn-key solutions.

Hungarian lottery public tender

On March 6, 2024, the Company announced that it has won the public tender in Hungary to provide eInstant games to the Hungarian lottery.

Extension of Agreement with Sazka

On April 2, 2024, the Company announced a three-year contract extension with its long-standing Czech lottery customer, SAZKA, with the agreement to remain in effect until the end of 2028. SAZKA, a part of Allwyn, is a multi-national lottery operator with leading market positions in the Czech Republic, Austria, Greece, Cyprus, Italy, the United Kingdom, and the United States (Illinois). In addition to being able to continue to leverage NeoGames’ industry-leading iLottery and iGaming solutions, including its market-leading NeoSphere platform and a diverse portfolio of interactive games, Sazka will also integrate content aggregation into its offering, to be supplied by NeoGames’ subsidiary Pariplay, with the addition set to significantly enhance the lottery’s online gaming offering.

Principal Capital Expenditures

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2023 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

4.B.          Business Overview

 Our Company

NeoGames is a technology-driven innovator and a global leader of iLottery and iGaming solutions and services for regulated lotteries and gaming operators, offering our customers a full-service suite of solutions, including proprietary technology platforms, two dedicated game studios with an extensive portfolio of engaging games – one in lottery and one in casino games, and a range of value-added services.

With the strategic acquisition of Aspire in June 2022, NeoGames now offers an innovative sports betting platform from BtoBet, an advanced content aggregation solution from Pariplay, and a complete set of B2B gaming tech and managed services. The combined Company has a true global presence, servicing customers in more than a twenty U.S. states, over ten countries throughout Europe, as well as operations throughout high growth regions such as Latin America and Africa. Expanding our customer base has also reduced the concentration of our revenues.

As a global B2G and B2B technology and service provider to state lotteries and other lottery operators, NeoGames offers our customers a full-service solution that includes all of the elements required for the offering of lottery games, including Instants and DBGs (both as defined below), via personal computers, smartphones and handheld devices (“iLottery”). These elements include technology platforms, a range of value-added services and a game studio with a large portfolio of games. The value-added services that NeoGames offers facilitate various aspects of the iLottery offering including regulation and compliance, payment processing, risk management, player relationship management and player value optimization. The complete solution allows customers to enjoy the benefits of marketing their brands and generating traffic to their iLottery sales channels.

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

In July 2014 NeoGames and Pollard formed NPI, a joint venture for the purpose of identifying, pursuing, winning and executing iLottery contracts in the North American lottery market. NPI combines the Company’s technology and iLottery business and operational experience with Pollard’s infrastructure, administrative capabilities and relationships with lotteries in North America. NPI is managed by an executive board of two members, consisting of two members appointed by NeoGames and two members appointed by Pollard. NPI has its own general manager and dedicated workforce and operates as a separate entity. However, it relies on NeoGames and Pollard for certain services, such as technology development, business operations and support services from NeoGames and corporate services, including legal, banking and certain human resources services, from Pollard.

Since its inception, NPI has secured iLottery contracts with the VAL, the NHL (as a sub-contractor to Intralot), the NCEL, the AGLC, the ALC, the Georgia Lottery and the West Virginia Lottery. All of our iLottery business in North America is currently conducted through NPI, except in Michigan, where we support the Michigan iLottery as a subcontractor of Pollard pursuant to a Joint Venture Agreement dated January 14, 2014 between the MSL and Pollard (the “Michigan JV Agreement”). We continue to conduct all of our iLottery business outside of North America through NeoGames.

On January 10, 2023, the Company entered into a Limited Liability Company Agreement with Pollard (the “Limited Liability Company Agreement”) to formalize the terms and conditions governing the operation and management of NPI and provide that the purpose of NPI shall be to perform its obligations pursuant to existing contracts and consider additional iLottery opportunities as they may arise in the future. In addition, on January 10, 2023, we also amended the Michigan JV Agreement to provide that the joint venture is no longer limited to activities in the state of Michigan (the “Amended Michigan JV Agreement”). Pursuant to both the Limited Liability Company Agreement and the Amended Michigan JV Agreement, neither the Company nor Pollard are precluded from entering into a business relationship with any one or more of NPI’s suppliers for its own business purposes or exploring additional iLottery opportunities as they may arise in the future, provided that any such business relationship and additional opportunities do not intentionally interfere with or otherwise divert services of the supplier from NPI. In accordance therewith, we are pursuing opportunities independently from NPI.

On June 28, 2022, the Company announced the entrance into a multi-year turnkey project with Intralot do Brasil, the lottery operator in Brazil’s second largest state of Minas Gerais. The agreement marks the Company’s entry into the Brazilian market with an end-to-end solution of iLottery and online sports betting. The agreement was the Company’s first cooperation with BtoBet, the sports betting solution it gained as part of the Aspire acquisition.

NeoGames are a 100% digital business that is using technology to transform the traditional retail-based lottery market. Lotteries are a crucial revenue source for our governmental customers as they provide much-needed contributions to state budgets to fund public projects and initiatives. The iLottery industry, and we as a company, benefit from long-term, multi-year contracts with our customers that generally start with an initial term of four to seven years with additional embedded extension option. Moreover, our software-as-a-service business model allows our platform to be highly scalable in a growing industry while benefiting from a visible revenue stream tied to our customers’ gaming revenues. There are also significant barriers to enter the iLottery industry due to complexities surrounding regulatory and government contracts and specialized technology requirements. Understanding these dynamics, we have developed a leading market position in the United States. We currently provide, through NPI, iLottery solutions to the largest number of U.S. iLottery customers, including the three highest per-capita grossing iLottery programs in the United States (the Michigan, Virginia and New Hampshire iLotteries), which are also the three highest in iLottery penetration.

Following the acquisition of Aspire, NeoGames has become a leading B2B provider of iGaming solutions, offering companies everything they need to operate a successful iGaming brand, covering casino and sports. The B2B offering comprises a robust technical platform, proprietary casino games, a proprietary sportsbook, a game aggregator and managed services. The platform itself can be availed of exclusively or combined with a wide range of services. With more than 15 years of operational experience in managing casino networks and developing in-house proprietary technology, NeoGames is able to provide an iGaming solution that ensures every aspect of our partners’ casinos: starting with a robust platform including game aggregation to regulation, compliance, payment processing, risk management, CRM, support and player value optimization. The B2B offering also includes a game-aggregation service for external operators through the subsidiary Pariplay and a complete sport betting solution through its subsidiary BtoBet.

Prior to its acquisition by NeoGames, Aspire expanded in January 2018 its offering to include sports, becoming the first provider of a full turnkey solution to sport operators – with active operations in more than five regulated markets. During October 2019, the Pariplay Group, a leading aggregator and game studio, was acquired and in October 2020 the acquisition of the leading B2B sportsbook provider BtoBet was completed. Both acquisitions add significantly to the Aspire value chain. In October 2021, Aspire announced that it has entered into an agreement with the US-based group EBET, Inc. (formerly Esports Technologies, Inc.) for the sale of Aspire’s B2C segment (including the Karamba brand), for an aggregate consideration of up to approximately EUR 65 million. In addition, Aspire entered into a four-year platform and managed services agreement with EBET, Inc. In December 2021, Aspire signed an agreement to acquire 25% of bingo supplier BNG Investment Group Ltd for USD 1.75 million in cash with an option to acquire all of the shares in three or five years’ time. This provides Aspire with access to a real omni channel technology and a proprietary offering in one of the biggest verticals in the iGaming industry. Aspire, Pariplay and BtoBet now provide all of their offerings through NeoGames.

The revenue model for B2B partnerships is characterized by relatively low set-up fees, moderate mark-up on services from third-party suppliers and mainly a share of the adjusted net gaming revenues. BtoBet and Pariplay apply revenue sharing models as well. The main operational costs are for technical development, licenses, customer service and the marketing of B2C brands up until the B2C divestment. As the license holder, Aspire receives net gaming revenues (NGR) directly from the players and keeps a royalty share before splitting revenues with partners, as opposed to many other platform providers, which receive a royalty payment from the operator regardless of the operator’s results. The iGaming business operates in more than 30 regulated markets spanning America, Europe and Africa, including countries such as the US, Colombia, Mexico, UK, Ireland, Spain, Portugal, Netherlands and Denmark. Offices are located in Malta, Israel, Bulgaria, Ukraine, North Macedonia, India and Gibraltar.

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

Our iLottery Services

With more than 18 years of experience in the iLottery industry (including our management team’s operation of the iLottery business of Aspire), we have gained substantial knowledge and direct experience in the full spectrum of marketing and business operations which is essential to enable the revenue growth of our customers. The insights that we continue to gain from our broad view of analytics, game performance, player support, payment solutions management and more allow us to act as a strategic partner to our customers in jointly developing their iLottery businesses.

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

-
integrating third-party solutions into our platforms to allow for Know Your Customer (KYC) services, geolocation services and various payment services such as credit and debit card transactions and bank transfers;

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

Our games are developed by the highly dedicated members of our studio with experience across art design and advanced multimedia animations, software development, engineering and mathematics. Prior to and during the production of a game, we consider a number of fundamental factors, including, but not limited to:

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

We compete primarily against International Game Technology PLC (“IGT”), Scientific Games Corp. (“SGMS”), which was acquired by Brookfield Business Partners L.P., and Intralot for turnkey solutions contracts. With the exception of Intralot, we compete against the same companies for game contracts, in addition to several other companies, such as Instant Win Gaming Ltd. Although these other companies, which do not offer turnkey solutions, may capture some content market share, they will need to host their games on platforms like ours. Other companies may in the future choose to enter the iLottery industry, but we believe the expertise and experience required to build and operate a successful iLottery technology platform will limit this expansion.

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

iLottery business operations experience

Our experience as a B2C and B2B gaming operator, initially within Aspire, followed by years of hands-on experience managing players on behalf of our U.S. customers as part of our player operations service, has helped inform how we manage and engage iLottery players. We have also gained substantial knowledge about the iLottery market and its participants in the past 18 years through our operations in Europe and the United States, and more recently South America. Our experience provides us a deep understanding of the characteristics of iLottery players, allowing us to customize our solutions to such players’ needs and interests.

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

iLottery Revenues

Revenues by category of iLottery activity are as follows:

	For the year ended December 31,
	2023	2022	2021
	U.S. dollars (in millions)

Turnkey contracts:
North America	22.4	21.8	22.9
Europe	8.6	7.9	7.0
Games:
North America
Europe	2.0	1.7	2.0
Total royalties	33.0	31.4	31.9

Development and other services from Aspire	0	0.8	1.6
Development and other services from NPI	4.3	5.7	7.6
Development and other services from Michigan Joint Operation	1.5	1.4	1.4
Total Development and other services	5.8	7.9	10.6

Access to IP rights	18.2	14.2	8.0

Total	57.0	53.5	50.4

Our iLottery Growth Strategy

Our iLottery growth strategy is built upon the following pillars:

•	expanding the penetration of our existing customer contracts;

•	winning new turnkey contracts in the United States and additional jurisdictions such as Brazil, and possibly, Europe;

•	growing our game studio customer base;

•	expanding the scope of our existing customer contracts;

•	bringing our acquired portfolio of market proven solution in gaming aggregation and sport betting to our iLottery customers;

•	expanding our range of offerings and geographical presence; and

•	leveraging Aspire’s expertise in managed services into the iLottery industry.

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

Increase Scope of Existing Customer Contracts

We have a modular product offering. Each of our agreements can include some or all of the products that we offer. We believe there is significant potential to offer additional products and feature enhancements, after a customer has engaged with us initially with respect to some of our products. For example, when we procured our contract with the VAL in 2015, we offered only online subscription for DBGs. However, in March 2020, following a change in legislation, the VAL chose to expand our contract to include both Instants and DBG offerings. The offering under the expanded contract launched in July 2020 and has an initial term through 2026 plus the option to extend for five additional years. An additional example would be the NCEL with which we launched our turnkey solution in 2019, and on March 6, 2024 we announced that we launched our market leading eInstants with the NCEL. Additionally, our acquisition of Aspire has allowed, and we believe will continue to allow, us to bring to our existing and future iLottery customers our acquired portfolio of market proven solution in gaming aggregation and sport betting. For example, we were awarded, through NPI, the contract with the AGLC in October 2019, in 2022 Pariplay, a leading content and aggregator provider, went live in Alberta, capturing a significant share of the casino tab wallet market, and in 2023 we also launched our complete solution for online sports betting in Alberta. Furthermore, we have integrated Pariplay into Sazka. A number of our contracts are in their early years and, as such, provide us ample time to expand the offerings we provide to our existing customers.

We have gained substantial knowledge about the iLottery and iGaming markets and their participants in the past decade through our operations in Europe and the United States, and our experience provides us with a deep understanding of the characteristics of iLottery and iGaming players, allowing us to customize our solutions to such players’ needs and interests.

Win New Contracts in the United States

We are a market leader in iLottery in the United States. With 66% market share of U.S. iLottery gross wagers as of Q4 2023 according to Eilers & Krejcik Gaming’s U.S. iLottery Tracker, our customers drive, with our technology solutions, games and services, a majority of U.S. iLottery GGR.

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

Our iGaming Solutions and Services

Background on Aspire

Aspire is a leading B2B-provider of iGaming solutions, offering companies everything they need to operate a successful iGaming brand, covering casino and sports. Aspire’s iGaming business comprises a technical platform, proprietary casino games, a proprietary sportsbook, a game aggregator and managed services. Aspire also distributes third-party and proprietary games and sportsbook to external partners, through the acquisitions of game-aggregator and game studio Pariplay in 2019 and of BtoBet, a sportsbook provider, in 2020. Aspire operates in over 30 regulated markets spanning Europe, America and Africa, including countries such as the United States, United Kingdom, Denmark, Portugal, Spain, Poland, Ireland, Columbia and Mexico. Offices are located in Malta, Israel, Bulgaria, Ukraine, North Macedonia, India and Gibraltar. Aspire was founded in 2003 and was listed on Stockholm’s Nasdaq First North Premier Growth Market from 2017 until it was acquired by NeoGames.

On December 1, 2021, Aspire announced it had finalized the divestment of its B2C segment to the US-based group EBET, Inc. The divestment followed Aspire’s review of the B2C segment that was announced in March 2021. The B2C segment represents Aspire’s proprietary brands led by Karamba. The proprietary brands operated on the Aspire platform, side by side with B2B brands. Following the completion of the transaction, the B2C brands became platform partners to Aspire. The divestment of the B2C segment meant that Aspire became a purely B2B company with a continued strong focus on profitable growth.

iGaming Division Overview

Aspire provides the full range of B2B-services with a proprietary technical platform, proprietary casino games, a proprietary sportsbook, a game aggregator and managed services. Aspire can offer its various products independently from each other and also as a ‘one stop shop’ solution for iGaming operators – with more than 90% of revenues coming from taxed, locally regulated or soon to become regulated markets. The B2B-offering is targeted at casino and sports operators as well as land-based operators and experts in marketing such as affiliates and media companies, with strong brand awareness and the ability to generate large volumes of online traffic. Aspire can manage every aspect from regulation and compliance to payment processing, risk management, CRM, support and player value optimization, allowing operators to focus on marketing their brand and generating traffic.

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

•
Games (Pariplay): Founded in 2010, Aspire subsidiary Pariplay is a leading aggregator and content provider. Within the games segment, Aspire offers both a wide variety of proprietary games produced from an in-house studio as well as a wide array of third-party games from suppliers, all integrated into one API and single integration, accompanied by engagement and retention tools on the aggregation platform. See below “- Our Wizard Games Studio” and “- Our content Aggregator - Pariplay” for further details.

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

Our Wizard Games Studio

With the acquisition of Aspire, we now have an additional games studio, Pariplay’s “Wizard Games”, which focuses on developing content for traditional Slots. Wizard Games focuses on regulated markets and we believe it is currently one of the leading games studios in regulated Canadian and European markets. Wizard Games has dedicated management with years of experience serving other leading games studios. The fact that Wizard Games is part of the NeoGames group, which provides managed services including direct communication with players, allows the studio to better understand player behavior, including their likes and dislikes. This shared knowledge allows Wizard Games to produce better games. Wizard Games currently produces approximately 25 games per year and is able to learn from the Company’s extensive database in order to improve the quality of the games it produces.

Our Wizard Games studio offers more than 150 games in more than 30 regulated markets.

Our Content Aggregator – Pariplay

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

Although BtoBet has a relatively short operating history, it is already active in many regulated markets and has positioned itself as a top supplier in Africa. In addition, BtoBet can already offer its SSBTs to operators who wish to make their offering available to retail customers. We believe that BtoBet is positioned to meet the growing demand for a good sport product in North America, both online and retail. For example, in September 2023 we went live at PlayAlberta.ca and replaced the former sport betting solution, and demonstrated better results.

Portals and Mobile Apps

We provide portal development services to more than 20 of our iGaming customers as well as mobile apps to 5 of our iGaming partners.

iGaming Competitive Landscape

Many countries are beginning to regulate iGaming and sport betting directly. Due to such moves, operators and suppliers are required to move from a global license to a local license in each and every jurisdiction within which they wish to operate. This move filters out gaming companies that do not elect the regulated path. In addition, the requirements imposed on gaming companies that elect to pursue local licenses are higher than the requirements of a global license. We elected, in each of our four business segments, to pursue and obtain as many local licenses as possible in the jurisdictions in which we operate, and our competition has been characterized by such election.

Competition in iGaming in regulated markets is localized. For example, BtoBet’s competitors are Kambi, BetRadar, OpenBet and SportNco, while Pariplay’s Games studio competitors are Netent, Red Tiger, Light & Wonder, IGT and Playtech and in the aggregation business Pariplay faces competition from Light & Wonder, Relax Gaming, Games Global and EveryMatrix. Aspire, as a provider of solutions that combine a platform games and sport, faces competition from platform providers that also offer similar services, including Playtech, EveryMatrix, GIG and GAN. We also see companies that offer only a platform competing against us in some jurisdictions, but we question the long-term viability of that business model.

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

•
Owning most of the value chain – operators, whether land-based or operating online, prefer nowadays more than before to engage with a single supplier that can offer and provide them everything that they need for them to operate successfully. This provides them advantages both from integration and product perspectives as well as financially. Our iGaming services provide fast access to markets and allow operators to focus on marketing and operations instead of administrative or technical aspects.

iGaming Revenues

Revenues by category of iGaming activity are as follows:

	For the year ended December 31, 2023
	Core	Games (Pariplay)	Sports (BtoBet)	Eliminations	Total
	U.S. dollars (in thousands)

Revenues	56.7	43.9	34.0	-	134.6
Revenues (inter-segment)	-	13.0	0.6	(13.6)	-
Total Revenues	56.7	56.9	34.6	(13.6)	134.6

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

The fact that both companies share a common origin and a common technology foundation, we believe, allows us to benefit from revenue synergies efficiently. These shared roots also mean that both companies share important cultural and management values which again smoothens the transitional period.

NeoGames believes the combination of NeoGames and Aspire results in the following benefits to the combined business:

Technology and Product Offering Enhancements Elevating the Go-To-Market Strategy

As lotteries around the world are seeking comprehensive turn-key solutions that include iLottery, online sports betting and iGaming products and services, we believe that the ability to provide a complete end-to-end solution is becoming an increasingly important consideration for lotteries around the world when selecting platform and content providers. The combination of iLottery, online sports betting and iGaming creates a comprehensive product offering that enables us to compete and win contracts in markets where lotteries operate sports betting and iGaming, providing additional revenue opportunities. Furthermore, the combination enhances our ability to address all aspects of our customers’ needs in-house, reducing the requirement for third party solutions.

Provides Strategic Opportunities to Accelerate and Diversify Growth

NeoGames’ positioning in the U.S. as a leading iLottery platform provider, with technology platforms that are deployed and operational in over twenty U.S. states across lotteries and gaming, could further facilitate and accelerate Aspire’s entry into the growing U.S. market. Further, Aspire’s online sports betting and iGaming operating capabilities with experience operating outside of the U.S. could assist NeoGames to establish a presence in the sports betting and iGaming verticals in emerging high growth regions, such as Latin America and Africa.

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

Diversified Revenue Streams and Improved Growth Profile

Aspire’s complementary online sports betting and iGaming offering diversifies NeoGames’ revenue streams, both geographically and by product. NeoGames will be able to pursue sports and gaming initiatives globally for lottery customers and enter into the adjacent TAMs of online sports betting and online gaming. Together, NeoGames and Aspire operate across three continents globally. Combining the power of the global reach with a comprehensive product offering, which brings efficient product development and faster new market launches, NeoGames believes meaningful revenue synergies could be realized over the long term. NeoGames believes that the combined product offering will better position the Company to win contracts in markets that were previously inaccessible.

Additionally, reducing third party costs and fees, eliminating duplicative public company costs, aligning of research and development activities and a reduction in general and administrative costs could potentially create cost synergies over time.

Committed to Continued Profitable Growth

Both NeoGames and Aspire have operated separately as high growth and profitable entities for a number of years. The combination of the companies, which we believe will result in reduced reliance on third party vendors and improved margins, increased TAM and growth profile, is expected to lead to additional opportunities to accelerate growth and to further expand already strong margins.

Enhanced Management Expertise

The combined company is led and supported by the market-leading capabilities of an experienced, joint management team. Having worked together successfully in the past, NeoGames’ and Aspire’s management teams represent a strong cultural fit as each focus on innovation and a customer-centric approach to their respective markets and products.

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

Sports betting is however subject to seasonal fluctuations that may impact our revenues and cash flows. Most major sports leagues and events do not operate year-round and our operations will be impacted by variations in the sports calendar over the course of a given year. In particular, certain sports leagues operate formats (playoffs, championships, cup finals, etc.) that naturally result in increased customer interest as the end of the season approaches for those sports. Similarly, certain sporting events only operate at specific times of the year (e.g. major tennis tournaments) and certain other events only operate on a multi-year cycle (Olympics, FIFA World Cup, UEFA Nations League, etc.). The majority of our sports betting revenues are generated during the major leagues’ seasons in the respective countries we serve, and we will continue to experience this effect on revenues from sports betting also in new markets that we enter.

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

Regulation

After having acquired Aspire in 2022, we have added casino games and sports betting services to our group’s operations. These areas come with additional challenges. iGaming in the United States and certain markets in Europe, the provision of PAM module, and operation of lotteries in the United States and internationally are subject to extensive regulation.

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

Subject to all applicable law and regulation, our articles of association provide for the suspension of certain rights attached to our Ordinary Shares that are held by unsuitable shareholders and the disposal of any of our Ordinary Shares owned or controlled by an unsuitable person or its affiliates by transfer to one or more third-party transferees. If such unsuitable person fails to dispose of our Ordinary Shares within the required period of time, we may in good faith dispose (or procure the disposal) of such Ordinary Shares to a designated third party at the highest price reasonably attainable or, subject to applicable law and regulation and our articles of association, acquire such Ordinary Shares by way of a redemption. Due to related licensing requirements, one of our founding shareholders has recently reduced his ownership stake in the Company. Should a shareholder fail to comply with regulatory requirements, and should the Company fail to pursue all lawful efforts to require such compliance, we may face disciplinary action in the applicable jurisdiction or our licenses in such jurisdiction may be in peril.

The awarding of lottery contracts and ongoing operations of lotteries in international jurisdictions is also extensively regulated, although international regulations typically vary from those prevailing in the United States and tend to focus more on the vendor and its senior management, rather than on individual shareholders.

There are risks involved with the offering of our iGaming services under the umbrella of Aspire’s and Pariplay’s Maltese license, which allows for the offering of services on an offshore basis in various countries in which Aspire operates. This interpretation of the reach of the Maltese license in certain jurisdictions is occasionally at odds with the interpretation given to local laws by local regulators.

In addition, there has been recently an increase in civil litigation claims in Austria (and, to a lesser extent, Germany and the Netherlands) against operators who service the area using their offshore licenses, and the continued provision of services in these jurisdictions is currently under review. Austrian players are bringing about civil claims against operators who offer online casino games under the auspice of their offshore licenses, claiming such companies are operating without a proper license. Despite the contradiction with EU law in this area, Austrian courts are often ruling in favor of such players. As such, we are utilizing measures to reduce the risk in this area.

The addition of casino games and sports betting to our repertoire is also subject to the ongoing regulatory framework changes in Germany. Federal sports betting licenses and casino licenses are subject to a new regime change. As such, Aspire has obtained a local license in Germany in order to comply with this new regime.

In the United Kingdom, licensees (such as Aspire and GMS Entertainment Limited) are required to hold white label partners responsible for complying with local laws and regulations. Such requirements extend to areas of AML, advertising regulations and responsible gambling regulations. In the UK, extensive regulation is set in place in order to protect players in these areas. We are working to constantly improve our due diligence process on business partners and take various steps to assure our compliance with local regulations. Licensees also undergo periodical compliance assessment processes by the United Kingdom Gaming Commission (“UKGC”), intended to ensure the licensees are compliant with local laws and regulations.

On November 23, 2022, Aspire reached the conclusion of its license review by the UKGC, which identified certain shortcomings in the system of controls it uses to monitor risks associated with its relationship with its partners. Aspire cooperated with the UKGC throughout the investigation and took immediate corrective steps to address the identified failings. Aspire has received a warning and has agreed to pay a financial penalty of £237,600.

Aspire underwent a periodical compliance assessment by the UKGC in 2023. The UKGC noted preliminary deficiencies in such assessment and Aspire has been working inter alia with the UKGC on a remediation plan. Given the premature stage of the proceeding, the Company’s management cannot accurately estimate the outcome of thereof.

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

Litigation

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. Other than as described above in “—Regulation” and as detailed below, we are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

On September 17, 2020, Aspire entered into a Share Purchase Agreement (the “BtoBet SPA”) with Eltsar Limited and Sousa Enterprises Limited (the “BtoBet Sellers”). Pursuant to the BtoBet SPA, the BtoBet Sellers sold their shares in BtoBet Limited to Aspire, for a consideration that was partially contingent (the “BtoBet Earnout Consideration”). The BtoBet Earnout Consideration was determined by the management at €8.2 million, and a notice regarding such determination was served on the BtoBet Sellers in March 2023. An additional provision of approximately €2 million was recorded in the purchase price allocation in the Company’s consolidated financial statements. For additional information, see Note 4 to the consolidated financial statements included elsewhere in this Annual Report. In February 2024, the Company concluded an expert determination procedure with the BtoBet Sellers regarding the BtoBet Earnout Consideration, in which it was determined that the Company shall pay an amount of €9.7 million in satisfaction of the BtoBet Earnout Consideration. The amount was paid on March 4, 2024.

Separately from the above claim, on September 5, 2023 the BtoBet Sellers filed a claim against Aspire for the amount of EUR 36,489,094.73 with the English Commercial Court in London (the “BtoBet Claim”), asserting breach of the BtoBet SPA as well as fraudulent behavior. Aspire filed a response firmly rejecting the BtoBet Claim and denying any liability. The BtoBet Claim is currently pending.

EBET, Inc., a Nevada Corporation (“EBET”) and Aspire entered into certain agreements on October 1, 2021, under which Aspire sold to EBET Aspire’s B2C business, for a consideration of EUR 65,000,000 (the “EBET Sale Agreement”). On September 28, 2023, EBET filed a claim in Clark County, Nevada, against Aspire, alleging that Aspire breached the EBET Sale Agreement and acted in a fraudulent manner in the inducement to acquire the B2C business, and seeks compensation for rescission damages, in an amount of EUR 65 million, general damages in an amount of US$ 15 thousand, and punitive damages and other certain unspecified amounts. Aspire rejects EBET’s claims and filed several preliminary motions regarding change of venue and other matters, which are in line with the parties’ signed agreements. This claim is still pending. On February 23, 2024, EBET filed a motion for leave to amend its complaint, among other things, to add NeoGames S.A. and NeoGames Connect Limited as new defendants. In addition, on February 27, 2024, the Magistrate Judge heard arguments on the motion for stay and entered a stay of discovery until the Court has decided whether or not the case should proceed in arbitration. On March 15, 2024, NeoGames filed an opposition to EBET’s motion for leave to amend its complaint, to which EBET responded on March 26, 2024 by filing a reply in further support of its motion for leave to file an amended complaint.

Employees

As of December 31, 2023, the Company had 221 employees located in Israel, 14 employees located in the United States, 137 employees located in Malta, 114 employees located in Bulgaria, 166 employees located in North Macedonia, and additional 59 team members spread across other EU Member States. Additionally, as of December 31, 2023, the Company had 43 dedicated contractors located in India, and 381 dedicated contractors and employees hired by our Ukrainian subsidiaries, of which, approximately 112 and a total of 118 left Ukraine to neighboring countries prior to Russia’s invasion of Ukraine in February 2022 and as of December 31, 2023, respectively.

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

NeoGames Corporate Structure

neogames

NeoGames Structure

NeoGames S.A. (Luxemburg)
100%
NeoGames S.R.O (Szech)
100%
NeoGames Systems Ltd (ISR)
100%
NeoGames Ukraine (UAH)
99%
NeoGames US LLP (US)
100%
NeoGames connect S.a.r.l (Luxemburg)
1%
100%
NeoGames Solutions LLC (US)
50%
NeoPollard Interactive (US)
100%
NeoGames Connect limited (Malta)
100%
Aspire Global Limited (Malta)

◆ Aspire Global Limited is the holder of additional subsidiaries

For a list of our significant subsidiaries, please refer to Exhibit 8.1 to this Annual Report.

4.D.          Property, Plants and Equipment

The Company has an office in Tel Aviv, Israel, where it leases approximately 27,200 square feet of office space. The lease for this facility was extended for five years commencing on April 15, 2022 and will automatically extend for an additional five years unless we terminate it upon prior notice. A large part of our development team is located in Kyiv, Ukraine. To serve our team in Ukraine, we lease office space in the area of approximately 2,092 square feet. The lease for this facility will expire on July 31, 2032. The Company also leases office space, mostly for short terms, in Ukraine, Poland, Malta, Bulgaria, India, Gibraltar and Macedonia. NPI serves our iLottery customers in North America through an office space of approximately 18,100 square feet in Lansing, Michigan, USA. This facility is leased by Pollard iLottery Inc., and because it is used solely for the benefit of the operations of NPI and the MSL, the Company participates in 50% of its monthly costs. The lease for this facility will expire on March 31, 2027.

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

ITEM 4A.          UNRESOLVED STAFF COMMENTS

None.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our consolidated financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this Annual Report. Actual results could differ materially from those contained in any forward-looking statements. Our financial statements have been prepared in accordance with IFRS. See Item 3.D. “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” The discussion of our operating and financial review and prospects for the year ended December 31, 2021 compared to the year ended December 31, 2022, can be found in Part I, Item 5. of our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 28, 2023.

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

As a global B2G and B2B technology and service provider to state lotteries and other lottery and gaming operators, we offer our customers a full-service solution that includes all of the elements required for the offering of lottery and casino games, including Instants and DBGs, and sportsbook solution via personal computers, smartphones and handheld devices. These elements include technology platforms, a range of value-added services and game studios with a large portfolio of games. The value-added services that we offer facilitate various aspects of the iLottery and iGaming offering including regulation and compliance, payment processing, risk management, player relationship management and player value optimization. Our complete solution allows our customers to enjoy the benefits of marketing their brands and generating traffic to their iLottery and iGaming sales channels.

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

Since its inception, NPI has secured iLottery contracts with the VAL, the NHL (as a sub-contractor to Intralot), the NCEL, the AGLC, the ALC, the Georgia Lottery and the West Virginia Lottery. All of our iLottery business in North America has been conducted through NPI, except in Michigan, where the contract is between the MSL and Pollard and we support the Michigan iLottery as a subcontractor of Pollard. However, pursuant to the January 2023 Agreements the Company may pursue future iLottery opportunities in the North American market independently from Pollard. We continue to conduct all of our business outside of North America through NeoGames.

Our Acquisition by Aristocrat

For information on our acquisition by Aristocrat, see Item 4.A. “History and Development of the Company – Selected Recent Developments – our Acquisition by Aristocrat.”

Aspire Acquisition

 On June 14, 2022, we completed a tender offer to acquire the shares of Aspire (the “Aspire Tender Offer”), and on August 11, 2022 we completed a squeeze out procedure for the remaining outstanding shares, after which we now own 100% of Aspire. The consideration paid by us for Aspire shares was SEK 111.00 per Aspire share with respect to 50% of Aspire shares, and 0.320 NeoGames ordinary shares (in the form of Swedish Depository Receipts of the Company (“SDRs”)) for the remaining 50% of Aspire shares. The acquisition was funded through a combination of newly issued NeoGames ordinary shares and cash. We issued 7,604,015 ordinary shares (in the form of SDRs), and we also paid approximately $267.2 million (equivalent to SEK 2.64 billion) in cash. To partially fund the cash portion of the offer, we obtained fully committed debt financing from funds and accounts managed, advised or sub-advised by Blackstone Alternative Credit Advisors LP and/or its affiliates, consisting of a €187.7 million (approximately $198 million) term loan. The term loan, along with a €13.1 million (approximately $13.8 million) overfund facility, has a six-year maturity and bears interest at a rate of EURIBOR plus 6.25 percent per annum. See Note 15 to our consolidated financial statements included elsewhere in this Annual Report and Item 5.B. “Liquidity and Capital Resources – Financing for the Acquisition of Aspire”.

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

We currently have, directly and through Pollard, Intralot and NPI, contracts to provide a turnkey solution to the MSL, the VAL, the NHL, the NCEL, the AGLC and Sazka and generate revenues from all these contracts. Our turnkey solution for the Michigan iLottery launched in August 2014, followed by our turnkey solution for Sazka, which launched in 2017. Our turnkey solutions for the NHL and NCEL were launched in September 2018 and October 2019, respectively, the VAL after a 2015 launch of an e-subscription program for DBG began operating a full iLottery program in July 2020 and our turnkey solution for the AGLC launched on September 30, 2020. The MSL Agreement was extended from December 2020 through July 2026. In 2022, we announced the entry into an agreement with the ALC for the provision of access to our game studio library of content through NPI, and a game content agreement with the Georgia Lottery. On June 28, 2022, we announced the entrance into a multi-year turnkey project with Intralot do Brasil, the lottery operator in Brazil’s second largest state of Minas Gerais. The agreement marks the Company’s entry into the Brazilian market with an end-to-end solution of iLottery and online sports betting. The agreement was the Company’s first cooperation with BtoBet, the sports betting solution it acquired as part of the Aspire acquisition. In August 2023, we have been awarded an agreement with the West Virginia Lottery to provide a full turn-key iLottery program, and in November 2023 the NCEL added the Company’s market leading eInstants to its offerings.

In addition to our long-term turnkey contracts, NeoGames currently has eleven confirmed games contracts with fifteen European customers, and we believe that we will secure additional games contracts in the future and that our revenues from games contracts will become a more significant part of our overall revenues, positively impacting our profitability.

For the years ended December 31, 2023, 2022 and 2021, we generated 9.5%, 8.6% and 15.8% of our revenues, respectively, from our contracts with William Hill, which were assumed by and assigned to Caesars on June 30, 2022.

Our revenues from North America represented 24.3% and 26.1% of our revenues in the years ended December 31, 2023 and 2022, respectively.

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

Factors Affecting our Financial Condition and Results of Operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including those discussed below and in Item 3.D. “Risk Factors” of the Annual Report.

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

Liberalization of lotteries in the United States

Lottery is a highly regulated industry. While lottery is offered in 45 states and the District of Columbia and Puerto Rico, iLottery Instants or DBGs are currently offered in only ten states and the District of Columbia (excluding states that offer only subscription-based iLottery), though the West Virginia Lottery scheduled to launch an iLottery in the third quarter of 2024. Expanding our business into additional U.S. states is an important part of our growth strategy and it is our belief that the growing credibility and brand awareness of certain iLottery platform and service providers, the demonstrated success of states with iLottery offerings and the increasing budgetary shortfalls in many U.S. states will accelerate the pace of deregulation and increase our growth potential.

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

	For the year ended December 31, 2023
	Lottery	Core	Games	Sports	Eliminations	Total
	U.S. dollars (in thousands)

Revenues	56,980	56,728	43,879	33,951	-	191,538
Revenues (inter-segment)	2,585	-	13,043	578	(16,206)	-
Total Revenues	59,565	56,728	56,922	34,529	(16,206)	191,538

The Company’ share in profit of Joint Venture and associate	36,340	994	-	-	-	37,334
Segment results	45,051	6,439	7,547	7,562	-	66,599

iLottery Segment

iLottery segment revenues increased 6.3% for the year ended December 31, 2023 compared to the year ended December 31, 2022, mainly due to continued positive growth trend across most major accounts, as well as a jackpot runs during 2023. The segment profit increased to $45.1 million due to increase in revenues and operational efficiencies.

Core Segment

Aspire Core segment revenues contributed $56.7 million for the year ended on December 31, 2023.

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

Aspire has been working with its partners using revenue sharing arrangements. In arrangements wherein Aspire is the principal in the transaction, revenue is recognized on a gross basis and the third-party revenue portion related to the sale is recognized within distribution expenses as royalties. Conversely, in arrangements wherein the Company acts as an agent between the customer and the vendor, revenue is recognized net of costs.

In most arrangements through December 31, 2023, the Company was the agent. To determine whether Aspire is an agent or principal, management considers whether Aspire obtains control of the services or products before they are transferred to the customer. In making this evaluation, several factors are considered, most notably whether we have primary responsibility for fulfillment to the customer, what is the degree of our control of services and products, as well as pricing discretion.

After the sale of its B2C segment in 2021 and related value proposition, Aspire has been working with the majority of its partners to transition to them the respective B2C capabilities. Since January 1, 2023, Aspire changed the related legal terms of partner contracts, allowing a substantial degree of control of the services or products to its partners. Thus, since then, Aspire has reported revenues from the majority of its arrangements on a net basis.

Games (Pariplay)

Games segment has two growing product lines, proprietary content (“Wizard”) and aggregation service (“Fusion”), primarily driven by expansion of Pariplay into the North American regulated gaming market and expansion of content and aggregation services with our primary existing partners. Total segment revenues for the year ending on December 31, 2023 were $56.9 million, of which $13.0 million constitute sales to internal group segments.

Sports (BtoBet)

BtoBet is a sportsbook provider with a proprietary sportsbook. In addition, BtoBet provides us and other group companies with flexibility when it comes to adding new features and securing fast time to market. BtoBet segment revenues contributed $34.5 million for the year ended on December 31, 2023, of which $0.6 million constitute sales to internal group segments.

Non-IFRS Information

This Annual Report includes E(L)BIT, EBITDA and Adjusted EBITDA, which are financial measures not presented in accordance with IFRS that we use to supplement our results presented in accordance with IFRS. We define “E(L)BIT” as net profit (loss), plus income taxes, and interest and finance-related expenses. We define “EBITDA” as E(L)BIT, plus depreciation and amortization. We define Adjusted EBITDA as EBITDA, plus business combination related expenses, share-based compensation and the Company’s share in NPI depreciation and amortization.

We believe E(L)BIT, EBITDA and Adjusted EBITDA are useful in evaluating our operating performance, as they are similar to measures reported by other public companies in our industry and are regularly used by security analysts, institutional investors and others in analyzing operating performance and prospects. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

We include these non-IFRS financial measures because they are used by our management to evaluate our operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments. E(L)BIT, EBITDA and Adjusted EBITDA exclude certain expenses that are required in accordance with IFRS because they are non-cash or are not associated with the operational activity of the business.

The following table reconciles our E(L)BIT, EBITDA and Adjusted EBITDA to our net income (loss), the closest IFRS measure, for the periods indicated:

	Year Ended December 31,
	2023	2022	2021
	(in thousands)

Net (loss) income	$(18,277)	$(18,965)	$4,652
Income tax expenses	4,158	1,546	325
Finance expenses	24,778	15,105	6,312
E(L)BIT	10,659	(2,314)	11,289
Depreciation and amortization	55,940	35,611	14,613
EBITDA	66,599	33,297	25,902
Business combination related expenses	6,477	17,984	3,841
Share-based compensation	2,910	2,994	3,448
Company share of NPI depreciation and amortization(1)	$212	222	193
Adjusted EBITDA	$76,198	$54,497	$33,384

(1) Represents 50% of NPI’s depreciation and amortization for the years ended December 31, 2023, 2022 and 2021 of $423,000, $445,000 and $385,000, respectively. In accordance with IFRS, NeoGames’ share of NPI’s expense is not recorded in our consolidated statements of comprehensive income (loss), but is rather reflected in our consolidated financial statements in accordance with the equity method, as we share in 50% of the profit (loss) of NPI. See Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

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

•
Mark-up on supplier services – A “cost plus” mark-up is charged for third-party services, such as fees to payment solution providers and game providers. We keep the mark-up at a moderate level while focusing on the revenue sharing element.

•
Share of adjusted net gaming revenue – When a brand is launched on the platform, we and the partner split the net gaming revenues (NGR). We keep our share and pay the remaining share of NGR to the partner when we act as a principal. To limit downside risk, in some cases a minimum platform fee is charged.

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

The table below presents the revenues (including through the Michigan Joint Operation), as well as NeoGames’ NPI Revenues Interest, for the years ended December 31, 2023, 2022 and 2021.

	Year Ended December 31,
	2023	2022	2021
	(in thousands)

Royalties from turnkey contracts(1)	$31,001	$29,729	$29,882
Royalties from games contracts	1,977	1,709	1,994
Access to IP rights	18,155	14,293	7,959
Development and other services - Aspire	-	767	1,617
Development and other services - NPI(2)	4,349	5,651	7,578
Development and other services - Michigan Joint Operation	1,498	1,449	1,433
Revenues	$56,980	$53,598	$50,463
Aspire Global revenues	134,558	112,100	-
Total Revenues	191,538	165, 698	50, 463
NeoGames’ NPI Revenues Interest(3)	$63,045	44,473	$34,052

(1) Includes NeoGames’ revenues mainly from the Michigan Joint Operation and Sazka.

(2) Represents revenues recognized by NeoGames for services provided to NPI. Such amounts were also recognized as expenses by NPI. We share in 50% of the profit of NPI.

(3) Represents 50% of NPI’s revenues in the years ended December 31, 2023, 2022 and 2021 of $118.7 million, $84.5 million and $64 million, respectively, plus an incremental $3,700 thousand, $2,400 thousand and $1,820 thousand, respectively, of royalties from certain games as compensation for our subsequent development of such games. We refer to this, collectively, as our “NPI Revenues Interest” — however, in accordance with IFRS, our NPI Revenues Interest is not recorded as revenues in our consolidated statements of comprehensive income (loss), but is rather reflected in our consolidated financial statements in accordance with the equity method, as we share in 50% of the profit of NPI subject to certain adjustments (including the incremental royalties mentioned above). See Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

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

Selling and marketing expenses. Our selling and marketing expenses are primarily comprised of costs of our marketing personnel, travel expenses and other sales and marketing-related expenses. Selling and marketing expenses are expensed as incurred. We intend to continue to invest in our sales and marketing capabilities in the future to continue to increase our brand awareness. While our selling and marketing expenses have decreased during the years ended December 31, 2021 and 2020 due to the effect of the COVID-19 pandemic on international traveling, conventions and marketing events, during the years ended December 31, 2022 and 2023 and in tandem with the removal of pandemic related restrictions, we have resumed our participation in industry conventions and expending on international traveling.

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

Aristocrat merger related expenses. Acquisition related expenses include primarily legal, investment banking, consultancy and accounting fees and expenses.

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

Finance expense

Our interest expenses are primarily comprised of interest we incur on the Senior Facilities Agreement. For the year ended December 31, 2023, we incurred $21.4 million of interest expense in connection with the Senior Facilities Agreement, paid by the Company for the funding of the cash portion of Aspire transaction.

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

5.A.          Results of Operations

The following tables set forth our results of operations in U.S. dollars and as a percentage of total revenues for the periods presented.

	Year Ended December 31,
	2023	2022	2021
	(in thousands)
Consolidated Statements of Operations Data:
Revenues	$191,538	$165,698	$50,463
Distribution expenses	96,497	97,579	9,889
Development expenses	14,896	10,278	9,428
Selling and marketing expenses	10,859	5,364	1,549
General and administrative expenses	33,544	23,306	12,300
Business combination related expenses	6,477	17,984	3,841
Depreciation and amortization	55,940	35,611	14,613
	218,213	190,122	51,620
Loss from operations	(26,675)	(24,424)	(1,157)
Interest expense with respect to funding from related parties	-	2,867	4,811
Finance expenses	24,778	12,238	1,501
Company share in profits of Joint Venture and associated companies	37,344	22,110	12,446
Profit (loss) before income tax expenses	(14,119)	(17,419)	4,977
Income taxes expenses	(4,158)	(1,546)	(325)
Net income (loss)	$(18,277)	$(18,965)	$4,652

	Year Ended December 31,
	2023	2022	2021
	(as a % of revenues in absolute numbers)
Consolidated Statements of Operations Data:
Revenues	100.0%	100.0%	100.0%
Distribution expenses	50.4	58.9	19.6
Development expenses	7.8	6.2	18.7
Selling and marketing expenses	5.7	3.2	3.0
General and administrative expenses	17.5	14.1	24.4
Business combination related expenses	3.4	10.8	7.6
Depreciation and amortization	29.2	21.5	29.0
Loss from operations	(14.0)	(14.7)	(2.3)
Interest expense with respect to funding from related parties	-	1.7	9.5
Finance income	-	-	-
Finance expenses	12.9	7.4	3.0
Company share in profits of Joint Venture and associated companies	19.5	13.3	24.7
Profit (loss) before income tax expenses	(7.4)	(10.5)	9.9
Income taxes expenses	2.1	0.9	0.7
Net income (loss)	(9.5)%	(11.4)%	9.2%

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

Revenues for the year ended December 31, 2023 were $191.5 million, an increase of $25.8, or 15.6%, compared to $165.7 million, for the year ended December 31, 2022.

iLottery revenues were $57.0 million for the year ended December 31, 2023, compared to $53.6 million for the year ended December 31, 2022, representing an increase of 6.3% year-over-year.

Revenues from our turnkey solution contracts increased in 2023 by 4.3% to $31 million, compared to $29.7 million in 2022. The increase was primarily driven by a continuous growth in revenues from Michigan and Sazka.

Revenues from our games increased by 15.7% in 2023 to $2 million, compared to $1.7 million in 2022. The increase was primarily driven by enhancement of our games portfolio across our content customers.

Revenues from our contracts with William Hill, which were assumed by and assigned to Caesars on June 30, 2022, and certain software services we provide to NPI and the Michigan Joint Operation, increased by 4% in 2023 to $24.0 million, compared to $23.1 million in 2022. This increase was primarily attributed to Caesars expanding its usage of our IP rights.

Revenues from Aspire contributed $134.6 to the overall 2023 revenues mix, which represents approximately 20% of the total year over year growth. See also Item 4.B. “Business Overview – iGaming Revenues” by category for further details. Revenues generated by Aspire in 2023 were consolidated by the Company all year, while in 2022 the Company consolidated revenues generated by Aspire from the closing date of the Aspire acquisition in June 2022, offset by the change in the accounting for the majority of Aspire Core revenues on a net basis compared to historical figures of 2022, which were prepared on a gross basis.

Distribution expenses

Distribution expenses for the year ended December 31, 2023 were $96.5 million, a decrease of $1.1 million, or 1.1%, compared to $97.6 million for the year ended December 31, 2022. The decrease was primarily driven by the change in the accounting for the majority of Aspire Core revenues on a net basis compared to historical figures which were prepared on a gross basis, offset mainly by the consolidation of Aspire’s distribution expenses in the entire year 2023, while Aspire’s distribution expenses in 2022 were consolidated from the closing date of the Aspire acquisition in June 2022.

Development expenses

Development expenses for the year ended December 31, 2023 were $14.9 million, an increase of $4.6 million, or 44.9%, compared to $10.3 million for the year ended December 31, 2022. The increase was primarily driven by the consolidation of Aspire’s development expenses in the entire year 2023, while in 2022 Aspire’s development expenses were consolidated from the closing date of the acquisition of Aspire in June 2022, as well as by an increase of our technological headcount, continuous enhancements to our technological infrastructure.

Selling and marketing expenses

Selling and marketing expenses for the year ended December 31, 2023 were $10.9 million, an increase of $5.5 million, or 102.4%, compared to $5.4 million for the year ended December 31, 2022. The increase was primarily driven by the consolidation of Aspire’s selling and marketing expenses for the entire year 2023, while Aspire’s selling and marketing expenses in 2022 were consolidated from the closing date of the Aspire acquisition in June 2022, as well as due to increased sales and marketing activities, such as attending conferences.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2023 were $33.5 million, an increase of $10.2 million, or 43.9%, compared to $23.3 million for the year ended December 31, 2022. The increase was primarily driven by the consolidation of Aspire’s general and administrative expenses for the entire year 2023, while Aspire’s general and administrative expenses in 2022 were consolidated from the closing date of the Aspire acquisition in June 2022.

Business combinations related expenses

Business combinations expenses relating to the Company’s acquisition by Aristocrat were $6.5 million for the year ended December 31, 2023, a decrease of $11.5 million compared to $18 million related to the Company’s acquisition of Aspire for the year ended December 31, 2022.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2023 was $55.9 million, an increase of $20.3 million, or 57.1%, compared to $35.6 million for the year ended December 31, 2022. The increase was primarily driven by the consolidation of Aspire’s depreciation and amortization expenses for the entire year 2023, while Aspire’s depreciation and amortization expenses in 2022 were consolidated from the closing date of the Aspire acquisition in June 2022.

Finance expenses

Finance expenses for the year ended December 31, 2023 was $24.8 million, an increase of $12.6 million, or 102.5%, compared to $12.2 million for the year ended December 31, 2022. The increase was primarily driven by the finance expenses generated from the Blackstone financing for the entire year 2023, while such financing expenses were incorporated in 2022 from May 2022. For more information, see also Item 5.B “Liquidity and Capital Resources.”

Income taxes expense

Income taxes expense for the year ended December 31, 2023 was $4.2 million, an increase of $2.7 million, or 168.9%, compared to $1.5 million for the year ended December 31, 2022. The increase was primarily due to consolidation of Aspire’s income tax expenses for the entire year 2023, while such income tax expenses in 2022 were consolidated from the closing date of the Aspire acquisition in June 2022. In addition, in 2022 the Company recorded deferred tax benefit related to previous years.

Company’s share in profits of NPI

The Company share in the profits of NPI for the year ended December 31, 2023 was $37.3 million, an increase of $15.2 million compared to $22.1 million for the year ended December 31, 2022. This increase was primarily driven by increases in all accounts served by NPI, but principally the VAL, NCEL, NH and AGLC, which experienced increases of 58%, 52%, 29% and 23%, respectively. For additional details, see “- Results of Operations of NPI.”

Results of Operations of NPI

	Year Ended December 31,
	2023	2022	2021
	(in thousands)
Revenues	$118,790	$84,533	$64,032
Distribution expenses	59,881	49,093	44,970
Selling, general and marketing expenses	693	1,044	993
Depreciation	308	340	385
Net and total comprehensive income	$57,908	$34,056	$17,684
Net and total comprehensive income 50%	28,954	17,028	8,842
Adjustments(*)	7,386	4,557	3,604
Share in profits of NPI	36,340	21,585	12,446

(*) The adjustments mostly represent royalty commissions earned from NPI on certain games developed and delivered by the Company, whereby the Company’s share of the underlying results is higher than 50%.

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

Revenues for the year ended December 31, 2023 were $118.8 million, an increase of $34.3 million, or 40.5%, compared to $84.5 million for the year ended December 31, 2022. This increase was primarily driven by increases in revenues across all portfolio accounts, as follows: the VAL increased by $18.0 million, or 58%; the NHL increased by $2.8 million, or 29%; the NCEL increased by $9.2 million, or 52%; and the AGLC increased by $7.2 million, or 23%. We have seen a higher frequency of mega jackpot runs during the year ended December 31, 2023, which helped drive up the volume of online sales for the entire U.S. iLottery, triggering an increase of our revenues generated through those programs.

Distribution expenses

Distribution expenses for the year ended December 31, 2023 were $59.9 million, an increase of $10.8 million, or 22 % compared to $49.1 million for the year ended December 31, 2022. This increase was primarily driven by an increase in costs linked to revenues growth, such as clearing and processing fees, content third-parties fees, KYC and identity verification.

Selling, general and marketing expenses

Selling and marketing expenses for the year ended December 31, 2023 were $0.7 million, a decrease of $0.34 million, or 33.6% compared to $1.04 million for the year ended December 31, 2022. This decrease was primarily driven by optimization of the expenditure.

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

5.B.          Liquidity and Capital Resources.

Overview

We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. Since our inception, we have financed our operations primarily through cash generated from our operations, the proceeds from the initial public offering of our Ordinary Shares and the Senior Facilities Agreement obtained from Blackstone and which was primarily used to fund the cash portion of the consideration paid for the acquisition of Aspire. As of December 31, 2023, we had $133.8 million equity, $9.7 million working capital and $29 million cash and cash equivalents, compared to $145.3 million equity, $13.3 million working capital and $41.2 million cash and cash equivalents as of December 31, 2022.

Our primary requirements for liquidity and capital resources are to finance working capital, capital expenditures (including the deposit of performance bonds required under our iLottery contracts or deposits required by gaming regulators), to satisfy contingent consideration on business combination assumed from Aspire upon completion of the acquisition, quarterly interest, principal payments under the Senior Facilities Agreement, and general corporate purposes. We believe that our sources of liquidity and capital resources will be sufficient to meet our business needs for at least the next 12 months from the date of this Annual Report. As we remain in a growing stage of our business, we expect to continue to invest in research and development. We maintain the majority of our cash and cash equivalents in accounts with major, highly rated, multi-national and local financial institutions, and our deposits at these institutions exceed insured limits. Market conditions can impact the viability of these institutions, and any inability to access or delay in accessing these funds could adversely affect our business and financial position. Our future cash and capital requirements will depend on many factors, including our growth rate; the timing and extent of our spending to support our research and development efforts; capital expenditures to purchase hardware and software; the expansion of sales and marketing activities; and our continued need to invest in our IT infrastructure to support our growth. In addition, we may enter into additional strategic partnerships as well as agreements to acquire or invest in complementary products, teams and technologies, including intellectual property rights, which could increase our cash requirements. As a result of these and other factors, we may choose or be required to seek additional equity or debt financing sooner than we currently anticipate. If additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. If we are unable to raise additional capital when required or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would adversely affect our business, financial condition and results of operations. The discussion of our liquidity and capital resources for the year ended December 31, 2021 compared to the year ended December 31, 2022, can be found in Part I, Item 5.B. of our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 28, 2023.

On October 9, 2020, Aspire (prior to its acquisition by the Company) completed a business combination with BtoBet Limited, in consideration for €20.8 million in cash, of which €15.8 million were paid on October 9, 2022 and €5 million 12 months after the closing of the transaction. In addition, the consideration included performance based contingent consideration of 7-times BtoBet’s adjusted EBIT on the second anniversary of the closing minus €20 million. The Company assessed such contingent consideration based on the 2022 adjusted EBIT to be Euro 8.2 million, and an additional provision of approximately Euro 2 million was recorded in the preliminary purchase price allocation. In February 2024, the Company concluded an expert determination procedure with the BtoBet Sellers regarding the BtoBet Earnout Consideration, in which it was determined that the Company shall pay an amount of €9.7 million in satisfaction of the BtoBet Earnout Consideration. The amount was paid on March 4, 2024.

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

In connection with the debt financing documented by the Senior Facilities Agreement, the Company and certain of its subsidiaries have granted certain guarantees in favor of the Lenders. Additionally, the Company and certain of its subsidiaries have granted, or will grant, security in favor of the Lenders over shares (and other ownership interests) owned in certain subsidiaries, certain bank accounts, certain material intercompany receivables, certain material intellectual property and, in the case of subsidiaries located in England and Wales and the United States, substantially all of their assets (subject to customary exceptions). Accordingly, we recorded interest expenses of $20.5 million in 2023 related to the loan from Blackstone.

The loans drawn under the Senior Facilities Agreement in connection with the acquisition of Aspire were in EUR but the consideration payable by the Company in respect of the acquisition was in SEK. Therefore, the Company entered into a deal contingent FX forward with Deutsche Bank AG (the “DC Bank”) on January 17, 2022 (the “FX Hedging Transaction”) under which the Company received the full SEK consideration from the DC Bank in exchange for an equivalent EUR amount calculated by reference to a pre-agreed exchange rate. The Company posted the charges associated with the FX forward and other financing initiation costs such as ticking and set up charges as deferred financing costs amortized over the term of the loan. During the year ended December 31, 2023, a total of $0.9 million were booked as fees amortization as part of the Blackstone related interest expenses.

On May 24, 2023, the SDR program was terminated, upon which all holders of SDRs who were direct shareholders listed in the VPC Register (as defined in the Company’s Form CB filed with the SEC on April 27, 2022) and who had not yet converted their SDRs into Ordinary Shares, had their SDRs automatically redeemed through Mangold Fondkommission AB, the issuer of the SDRs, whereby the Ordinary Shares that the SDRs represented were sold in the market and the net average sales proceeds were then paid pro rata to the previous holders of such SDRs. In connection with the termination of the SDR program, Aspire shareholders, who at the time of termination still had not converted their SDRs into Ordinary Shares in the Company, were subject to forced conversion in which their SDRs were converted into Ordinary Shares in the Company.

Loan Agreement

On February 14, 2024, NeoGames and Barak Matalon, one of our founding shareholders, entered into a loan agreement (the “Loan Agreement”) pursuant to which NeoGames received from Mr. Matalon an unsecured and subordinated loan in the amount of $7.0 million, bearing interest of 9.5% per annum that is due and payable on a monthly basis (the “Loan”). The Loan matures and becomes due and payable on the earlier to occur of 30 days following the closing of the Business Combination Agreement and 12 months following the date of the Loan Agreement, or on a later date as agreed upon in writing between the parties.

Cash Flows

The Company generates its inbound cash flow through the collection of revenues being charged to its customers monthly. The Company’s share of cash generated through North American turnkey contracts is being delivered through regular monthly settlements of net collections of customers’ revenues less NPI’s or Pollard’s share of costs contributed by us to support delivery commitments.

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2023	2022	2021
	(in thousands)

Net cash generated from operating activities	$59,376	$38,349	$27,997
Net cash used in investing activities	(45,007)	(225,944)	(18,534)
Net cash generated from (used in) financing activities	(28,075)	162,157	(3,148)
Net increase (decrease) in cash and cash equivalents	$(13,706)	$(25,438)	$6,315

Year ended December 31, 2023 compared to year ended December 31, 2022

Net cash generated from operating activities

Net cash generated from operating activities for the year ended December 31, 2023 was $59.4 million, an increase of $21.1 million, compared to $38.3 million for the year ended December 31, 2022. The increase primarily resulted from continuous growth of the business, with Aspire contributing for the full year of 2023 compared to the contribution in 2022 from the closing date of the Aspire acquisition in June 2022.

Net cash used in investing activities

Net cash used in investing activities for the year ended December 31, 2023 was $45 million, a decrease of $180.9 million, compared to $225.9 million for the year ended December 31, 2022. The decrease was primarily due to a decrease in cash used in investing activities in 2023 compared to 2022, in which the Company used cash for the acquisition of Aspire in 2022.

Net cash used in financing activities

Net cash used in financing activities for the year ended December 31, 2023 was $28.1 million, a decrease of $190.3 million, compared to cash generated by financing activities of $162.2 million for the year ended December 31, 2022. The decrease was primarily due to a decrease in cash generated by financing activities in 2023, compared to 2022, in which the Company entered into the Senior Facilities Agreement with the Lenders to fund the acquisition of Aspire.

Net increase/decrease in cash and cash equivalents

Net decrease in cash and cash equivalents for the year ended December 31, 2023 was $13.7 million, an increase of $11.7 million, compared to a decrease of $25.4 million for the year ended December 31, 2022. The increase was primarily the result of the Company’s improved business results.

Material Cash Requirements for Known Contractual and Other Obligations

We are a party to many contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the consolidated balance sheet as of December 31, 2023, while others are considered future commitments. Our contractual obligations primarily consist of $10.8 million as contingent consideration for business combinations. For additional information, refer to Item 5.B “Liquidity and Capital Resources” and to Note 14 “Contingent Consideration On Business Combination and Other” of our annual financial statements included elsewhere in this Annual Report.

We also indemnify our officers and directors for certain events or occurrences, subject to certain limits, while the officer is or was serving at our request in such capacity. The maximum amount of potential future indemnification is unlimited. However, our director and officer insurance policy limits our exposure and enables us to recover a portion of any future amounts paid. Historically, we have not been obligated to make any payments for these obligations and no liabilities have been recorded for these obligations on our consolidated balance sheet as of December 31, 2022 or 2023.

5.C.          Research and Development, Patents and Licenses, Etc.

Our research and development expenses are primarily comprised of costs of our research and development personnel, contractor services in Ukraine and Poland and other development-related expenses. Research and development costs are expensed when incurred, except to the extent that such costs qualify for capitalization. We believe continued investments in research and development are important to maintain our competitive strengths and expect research and development costs to increase in absolute dollars, but to decrease as a percentage of total revenues. Research and development expenses were $14.9 million, $10.2 million and $9.4 million in 2023, 2022 and 2021, respectively.

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

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

 6.A.          Directors and Senior Management

Executive Officers and Directors

The following table presents information about our executive officers and directors, including their ages as of April 20, 2024:

Name	Age	Position
Executive Officers
Moti Malul	52	Chief Executive Officer and Director
Tsachi Maimon	45	President, Head of iGaming
Motti Gil	51	Chief Financial Officer
Oded Gottfried	54	Chief Technology Officer
Rinat Belfer	44	Chief Operations Officer
Non-Executive Directors
Barak Matalon	53	Non-Executive Director
Aharon Aran	74	Non-Executive Director
Laurent Teitgen(1) (2)	45	Non-Executive Director
John E. Taylor, Jr.(1) (2)	57	Non-Executive Director, Chairman
Steve Capp(1) (2)	62	Non-Executive Director

(1)	Independent director in accordance with Nasdaq rules.
(2)	Member of the audit, compensation and nominating and corporate governance committees.

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

Motti Gil has served as our Chief Financial Officer since August 2023. Mr. Gil had served as the Chief Financial Officer of Aspire from 2016 to August 2023, including five years as a publicly listed company, prior to its acquisition by NeoGames. Prior to joining Aspire, he spent seven years as the Chief Financial Officer of GoNet Systems, a wireless technology company which followed positions as a finance executive and controller in the telecom technology industry, in private and publicly listed companies. Mr. Gil began his career with Ernst & Young. Mr. Gil holds a B.A. in Accounting and Economics from the Hebrew University in Jerusalem.

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

Steve Capp has served as a member of our board of directors since June 2023. Prior to that, Mr. Capp was appointed as a non-voting member of our Board of Directors in an observer capacity on May 22, 2023. Mr. Capp has served as an independent financial advisor to the gaming and technology industries since May 2022. Prior to that, Mr. Capp served as EVP and CFO of Bally’s Corporation (NYSE: BALY), a regional gaming and hospitality company, from January 2019 until April 2022. During this time, Bally’s was taken public and subsequently acquired and integrated more than twenty (20) entities, including casino hotel properties and internet-based companies in the daily fantasy sports, free-to-play, sports wagering and iCasino spaces. Prior to Bally’s, Mr. Capp was a director and financial consultant at Right Angle, a financial and strategic consulting firm, from April 2011 until December 2018. Mr. Capp also served on the board of Bally’s predecessor private company, Twin River Management Group, for approximately seven years and as a director, advisor or consultant for several other private gaming, hospitality and technology companies. Mr. Capp has also served as EVP and CFO for regional gaming and hospitality company Pinnacle Entertainment, Inc. Prior to these positions, Mr. Capp was in the financial services sector, working for many years with BancAmerica Securities, culminating in the position of Managing Director for Bear Stearns & Co., focusing on the U.S. leveraged finance market. Mr. Capp holds a finance degree from the University of Arizona and an MBA from the Wharton School of the University of Pennsylvania.

Arrangements Concerning Election of Directors

Our Founding Shareholders have the exclusive right under our articles of association to elect up to 50% of our directors so long as they own in the aggregate at least 40.0% of our issued and outstanding share capital. In furtherance of the foregoing, the Founding Shareholders have entered into a voting agreement pursuant to which the Founding Shareholders vote as one group with regard to any matter relating to the nomination, election, appointment or removal of directors. The Voting Agreement was terminated with respect to Pini Zehavi following the sale of his shares, following which Mr. Zahavi held less than 5% of our share capital. See Item 7.B. “Related Party Transactions - Voting Agreement.”

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of April 20, 2024.

Board Diversity Matrix*
Country of Principal Executive Offices:	Grand Duchy of Luxembourg
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
	Female*	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

* We acknowledge and support the general principles behind the diversity objectives set forth in Rule 5605(f)(2)(B) of the Nasdaq Listing Rules. However, given the Company’s operations in a regulated market and in light of the business combination with Aristocrat, the Company’s board of directors does not believe that achieving Nasdaq’s diversity objectives is currently feasible given the Company’s circumstances. We believe that the current composition of our board of directors is suitable for the current scale of and goals for our business and operations. The members of our board of directors are familiar with our Company’s history and business operations and provide us with a variety of personal, professional and industry backgrounds, with appropriate experience and skill sets.

6.B.          Compensation

Executive Officer Compensation

The compensation for each of our executive officers is comprised of the following elements: base salary, bonus, contractual benefits, pension contributions and relocation expenses reimbursement by the Company, as applicable. The total amount of compensation paid and benefits in kind provided to our executive officers and members of our board of directors, other than our independent directors, for the 2023 financial year was approximately $3.1 million (inclusive of annual bonuses). We do not currently maintain formal bonus or profit-sharing plans for the benefit of our executive officers; however, from time to time upon approval of the compensation committee of the board of directors we may pay discretionary bonuses to certain of our executive officers. We make monthly contributions to pension, retirement or similar benefits to our executive officers as required under Israeli law or any other relevant jurisdiction.

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

The amount of compensation paid to our independent directors for the 2023 financial year was as follows: Mr. John E. Taylor Jr. received cash compensation of approximately $168 thousand and the board of directors has approved equity compensation in the form of a grant of 14,168 restricted share units, approved by shareholders at the 2023 shareholders meeting, with a cliff vesting of all such restricted share units on June 30, 2024; Mr. Laurent Teitgen received cash compensation of approximately $44 thousand and the board of directors has approved equity compensation in the form of a grant of 3,542 restricted share units and; Mr. Steve Capp who joined the board on June 29, 2023 received cash compensation of $54 and 3,400 restricted share units.

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

Long-Term Incentive Plans

2015 Plan (as amended in 2019)

The 2015 Share Option Plan was adopted on January 29, 2015 and amended thereafter (the “2015 Plan”). The 2015 Plan provides for the grant of options to acquire Ordinary Shares of the Company. As of April 2024, there were 621,009 outstanding options granted under the 2015 Plan covering 621,009 Ordinary Shares of the Company at a weighted average exercise price of $1.31, out of which 609,927 were vested and 11,082 were unvested.

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

2020 Plan

In connection with our initial public offering, we adopted an omnibus equity plan by the name of 2020 Incentive Award Plan (the “2020 Plan”), which allows for the grant of various equity awards such as options, share appreciation rights, restricted shares, restricted share units and other equity based awards. The 2020 Plan initially included a pool of 132,750 Ordinary Shares which shall be increased automatically upon expiration of any option granted under the 2015 Plan and by an annual increase on the first day of each calendar year beginning January 1, 2021 and ending on and including January 1, 2030, equal to the lesser of (A) 3% of the aggregate number of shares outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by our board of directors. As of April 2024, there were (i) 143,063 unvested RSUs outstanding under the 2020 Plan, (ii) outstanding options granted under the 2020 Plan covering 48,581 Ordinary Shares at a weighted average exercise price of $17.0, of which 48,581 were vested, and (iii) 711,984 Ordinary Shares remaining available for issuance pursuant to future awards that may be granted under the 2020 Plan.

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

 6.C.          Board Practices

Board Composition

Our board of directors is currently comprised of six members, each of whom was elected for a term ending as of the date of the annual general meeting of the Company to be held in 2024 and related to the financial year ended on December 31, 2023. Our directors are elected at our general meeting of shareholders in accordance with our articles of association and each may be re-appointed to additional terms. Pursuant to our articles of association, for so long as the Founding Shareholders (i) own in the aggregate at least 40.0% of the issued and outstanding share capital of the Company, a number of directors equal to 50.0% of the total number of directors will be elected from nominees selected by the Founding Shareholders, (ii) own in the aggregate less than 40% of the issued and outstanding share capital of the Company, but still own in the aggregate at least 25.0% of the issued and outstanding share capital of the Company, a number of directors equal to 33.0% of the total number of directors will be elected from nominees selected by the Founding Shareholders, and (iii) own in the aggregate less than 25% of the issued and outstanding share capital of the Company, but still own in the aggregate at least 15.0% of the issued and outstanding share capital, one director will be elected from nominees selected by the Founding Shareholders.

As previously disclosed, Ms. Lisbeth McNabb, who served as a member of the Board since May 2021, and also served as chair of the Audit Committee and as a member of the Compensation Committee and Nominating and Corporate Governance Committee, resigned from the Board effective April 21, 2023. Rule 5605(c)(2)(A) of the Nasdaq rules requires the audit committee to be comprised of at least three independent directors. As a result, Nasdaq notified us that we were not in compliance with Nasdaq Listing Rule 5605(c)(2)(A). The Nominating and Corporate Governance Committee conducted a search for a qualified replacement to fill the vacancy resulting from Ms. McNabb’s resignation and on June 29, 2023, our shareholders elected Mr. Steve Capp to serve on our Board. Upon such election, the Board also appointed Mr. Capp to serve as the chairperson of the audit committee, following which the Company received notice from Nasdaq that it has regained compliance with Nasdaq Listing Rule 5605(c)(2)(A).

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

Audit Committee

The audit committee, which consists of Steve Capp, John E. Taylor, Jr. and Laurent Teitgen, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Steve Capp serves as chair of the committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Steve Capp is considered an “audit committee financial expert” as defined by the SEC. Our board has determined that Steve Capp, John E. Taylor, Jr. and Laurent Teitgen meet the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and the Nasdaq rules, including the heightened independence standards applicable to audit committee members. The audit committee is governed by a charter that complies with Nasdaq rules.

Under Nasdaq rules, the audit committee is required to be comprised of at least three independent directors. The Nominating and Corporate Governance Committee conducted a search for a qualified replacement to fill the vacancy resulting from Ms. McNabb’s resignation and on June 29, 2023, our shareholders elected Mr. Steve Capp to serve on our Board. Upon such election, the Board also appointed Mr. Capp to serve as the chairperson of the audit committee, following which the Company received notice from Nasdaq that it has regained compliance with Nasdaq Listing Rule 5605(c)(2)(A).

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

Compensation Committee

The compensation committee, which consists of John E. Taylor, Jr., Steve Capp and Laurent Teitgen, assists our board of directors in determining executive officer compensation. John E. Taylor, Jr. serves as chair of the committee. The committee recommends to our board of directors the compensation of each of our executive officers. Under SEC and Nasdaq rules, there are heightened independence standards for members of our compensation committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. All of our compensation committee members meet this heightened standard.

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

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which consists of John E. Taylor, Jr., Steve Capp and Laurent Teitgen, assists our board of directors in identifying individuals qualified to become members of our board of directors consistent with criteria established by our board of directors and in developing our corporate governance principles. Laurent Teitgen serves as chair of the committee.

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

6.D.          Employees

As of December 31, 2023, the Company had 221 employees located in Israel, 14 employees located in the United States, 137 employees located in Malta, 114 employees located in Bulgaria, 166 employees located in North Macedonia, and additional 59 team members spread across other EU Member States. Additionally, as of December 31, 2023, the Company had 43 dedicated contractors located in India, and 381 dedicated contractors and employees hired by our Ukrainian subsidiaries. As of April 9, 2024, approximately 121 of our Ukraine-based employees are working remotely either in the Poland office or other locations outside of Ukraine.

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

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

 7.A.          Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of April 20, 2024 by:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding Ordinary Shares;

•	each of our executive officers and directors; and

•	all of our executive officers and directors as a group.

For further information regarding material transactions between us and principal shareholders, see Item 7.B. “Related Party Transactions.”

The number of Ordinary Shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the person has sole or shared voting power or investment power. Additionally, Ordinary Shares that a person has the right to acquire within 60 days of April 20, 2024 through the exercise of any option, warrant or other right, are deemed to be outstanding and to be beneficially owned by such person for purposes of computing the percentage ownership of such person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares held by that person.

The percentage of Ordinary Shares beneficially owned is computed on the basis of 33,895,026 Ordinary Shares outstanding as of April 20, 2024.

The information set forth below regarding the beneficial ownership for each of our principal shareholders has been furnished by such shareholders. Unless otherwise indicated below, the address for each beneficial owner listed is NeoGames S.A., 10 Habarzel Street, Tel Aviv, 6971014, Israel.

Name of beneficial owner	Number	Percent
5% or Greater Shareholders
Elyahu Azur (1)	6,033,712	17.5%
Aristocrat Leisure Limited (2)	20,382,242	59.2%
Executive officers and directors
Moti Malul (3)	474,562	1.4%
Motti Gil (4)	12,468	*
Oded Gottfried (5)	612,554	1.8%
Rinat Belfer (6)	74,889	*
Tsachi Maimon (7)	153,477	*
Barak Matalon (1)	9,667,599	28.1%
Aharon Aran (1)	2,413,483	7.0%
Laurent Teitgen (10)	3,542	*
John E. Taylor, Jr. (8)	77,458	*
Steve Capp (9)	5,400	*
All executive officers and directors as a group (10 persons) (11)	13,495,428	39.2%

* Indicates beneficial ownership of less than 1% of the total outstanding Ordinary Shares.

(1) Based on information reported on Amendment No. 3 to Schedule 13D filed on May 22, 2023. As a result of the Voting Agreement and the Amended Voting Agreement (each as defined in Item 7.B. “Voting Agreement”), each of Mr. Azur, Mr. Matalon and Mr. Aran has the shared power to vote, or direct the voting of, an aggregate of 18,114,790 Ordinary Shares that each of them may be deemed to share beneficial ownership of. Each of Mr. Azur, Mr. Matalon and Mr. Aran has the sole power to dispose of, or direct the disposition of, the Ordinary Shares held directly by him. Each of Mr. Azur, Mr. Matalon and Mr. Aran disclaims beneficial ownership of any securities beneficially owned by any other such person. The address for each of Mr. Azur, Mr. Matalon and Mr. Aran is c/o NeoGames, 10 Habarzel St., Tel Aviv, Israel. Based on information reported on Amendment No. 2 to Schedule 13D filed on April 25, 2023, a Share Purchase Agreement (the “SPA”) was entered into on April 19, 2023 by and among Mr. Matalon, Mr. Azur and Mr. Aran (each, a “Purchaser”) and Pinhas Zahavi (the “Seller”). Pursuant to the SPA, the Purchasers, severally and not jointly, purchased 3,281,557 Ordinary Shares from the Seller, as follows: Mr. Matalon purchased 1,751,318 Ordinary Shares, Mr. Azur purchased 1,093,028 Ordinary Shares and Mr. Aran purchased 437,211 Ordinary Shares. As part of the SPA, the Voting Agreement was terminated with respect to Mr. Zahavi.

(2) Based solely on information reported on Schedule 13D filed on May 25, 2023. As a result of the Support Agreement with certain shareholders of the Company, Aristocrat may be deemed to have beneficial ownership of 20,382,242 of ordinary shares, each without par value. The principal business address of Aristocrat is Building A, Pinnacle Office Park, 85 Epping Road, North Ryde, NSW 2113, Australia.

(3) Shares beneficially owned includes 71,855 Ordinary Shares of the Company and 391,632 options exercisable as of April 20, 2024, 391,632 options exercisable within 60 days of April 20, 2024, and 11,075 RSUs exercisable for Ordinary Shares of the Company.

(4) Shares beneficially owned includes 9,998 Ordinary Shares of the Company, and 2,470 RSUs exercisable for Ordinary Shares of the Company.

(5) Shares beneficially owned includes 596,678 Ordinary Shares of the Company, and 10,476 options exercisable as of April 20, 2024 and 5,400 RSUs exercisable for Ordinary Shares of the Company.

(6) Shares beneficially owned includes 15,181 Ordinary Shares of the Company and 52,833 options exercisable as of April 20, 2024, and 52,833 options exercisable within 60 days of April 20, 2024, and 6,875 RSUs exercisable for Ordinary Shares of the Company.

(7) Shares beneficially owned includes 150,277 Ordinary Shares of the Company, and 3,200 RSUs exercisable for Ordinary Shares of the Company.

(8) Shares beneficially owned includes 14,709 Ordinary Shares of the Company and 48,581 options exercisable as of April 20, 2024, 48,581 options exercisable within 60 days of April 20, 2024, and 14,168 RSUs exercisable for Ordinary Shares of the Company.

(9) Shares beneficially owned includes 2,000 Ordinary Shares of the Company and 3,400 RSUs exercisable for Ordinary Shares of the Company.

(10) Shares beneficially owned includes 3,542 RSUs exercisable for Ordinary Shares of the Company.

Our directors and executive officers hold, in the aggregate, options exercisable for 553,652 Ordinary Shares, as of April 20, 2024. The options have a weighted average exercise price of $2.2 per share and have expiration dates generally 10 years after the grant date of the option.

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

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of April 20, 2024, there were five registered holders of our Ordinary Shares, one of which (Cede & Co., the nominee of the Depositary Trust Company) is a United States registered holder, holding approximately 39.9% of our outstanding Ordinary Shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these Ordinary Shares were held by brokers or other nominees.

Change in Control Arrangements

Other than our acquisition by Aristocrat described in Item 4.A. “History and Development of the Company - Selected Recent Developments – Our Acquisition by Aristocrat”, we are not aware of any arrangement that may at a subsequent date, result in a change of control of the Company.

7.B.          Related Party Transactions

The following is a description of our ongoing or presently proposed related party transactions since January 1, 2023.

Relationship with Aspire

NeoGames was established as an independent company in 2014, following a spin-off from Aspire. Between 2014 and August 2022, Barak Matalon and Aharon Aran, members of our board of directors, were also members of Aspire’s board of directors. Further, Barak Matalon, Elyahu Azur and Aharon Aran, who collectively owned a majority of the shares of Aspire, hold as of April 20, 2024 approximately 53.4% of our Ordinary Shares.

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

The Company paid to LOTYM approximately $289 thousand in the year ended December 31, 2023.

Loan Agreement

For details regarding the loan agreement entered into between NeoGames and Barak Matalon, see the Item 5.B. “Liquidity and Capital Resources – Loan agreement.”

Voting Agreement

Three of our Founding Shareholders have the exclusive right under our articles of association to nominate up to 50% of our directors so long as they own in the aggregate at least 40.0% of our issued and outstanding share capital. In furtherance of the foregoing, the Founding Shareholders entered into a voting agreement dated November 17, 2020 pursuant to which the Founding Shareholders vote as one group with regard to any matter relating to the nomination, election, appointment or removal of directors (the “Voting Agreement”). On April 19, 2023, the SPA was entered into by and among Mr. Matalon, Mr. Azur and Mr. Aran (each, a “Purchaser”) and Mr. Zahavi (the “Seller”). Pursuant to the SPA, the Purchasers, severally and not jointly, purchased 3,281,557 Ordinary Shares from the Seller, as follows: Mr. Matalon purchased 1,751,318 Ordinary Shares, Mr. Azur purchased 1,093,028 Ordinary Shares and Mr. Aran purchased 437,211 Ordinary Shares. As part of the SPA, the Voting Agreement was terminated with respect to Mr. Zahavi.

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

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a policy providing that the audit committee will review and approve or ratify material transactions, arrangements, or relationships in which we participate and in which any related person has or will have a direct or indirect material interest. This policy covers interested party transactions under the Companies Law, interested party transactions as defined in Part I, Item 7.B. of Form 20-F and transactions between the Company and an interested party, which are material to the Company or the interested party, and any such transactions between the Company and an interested party that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets. A “related person” is any of the following: (1) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (2) associates; (3) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (4) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families; and (5) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (3) or (4) or over which such a person is able to exercise significant influence. This includes enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company. Transactions in the ordinary course of business involving an amount less than $120,000 have been pre-approved under the policy. Direct or indirect material interests may arise by virtue of control or significant influence of the related person to the transaction or by a direct or indirect pecuniary interest of the related person in the transaction. Under this policy, the audit committee shall review whether the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and the extent of the related person’s interest in the transaction, and shall also take into account the conflicts of interest and corporate opportunity provisions of the Code of Ethics and Conduct that we have adopted. All of the transactions described above were entered into prior to the adoption of this policy.

Certain of the foregoing disclosures are summaries of agreements, and are qualified in their entirety by reference to such agreements.

7.C.          Interests of Experts and Counsel

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

 8.A.          Consolidated Statements and Other Financial Information

See Item 18 “Financial Statements.”

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. Other than as described above in “—Regulation” and in Item 4.B. “Business Overview – Litigation”, we are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

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

•
Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. The allocation to the legal reserve becomes compulsory again when the legal reserve no longer represents 10% of our issued share capital As of December 31, 2023 we had a legal reserve in the amount of $230 thousand.

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

We have not declared nor paid dividends in any of the years ended December 31, 2021, 2022 and 2023.

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

10.B.          Memorandum and Articles of Association

Other than as set forth below, the information called for by this Item 10.B. is set forth in Exhibit 2.1 to this Annual Report. Our articles of association were last amended on March 18, 2024 to reflect the exercising of stock options which had been exercised until December 31, 2023, and the related issuance of new shares. A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report.

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

Transfer Agent and Registrar

The transfer agent and registrar for our Ordinary Shares is American Stock Transfer & Trust Company (n/k/a Equiniti Trust Company, LLC). Its address is 6201 15th Avenue, Brooklyn, NY, and its telephone number is 718-921-8300.

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

The Company will be liable for Luxembourg Corporation Taxes. The standard applicable rate of Luxembourg Corporation Taxes for a company established in Luxembourg-city is 24.94% for the financial year ending on December 31, 2023 (the same rate is applicable in Luxembourg-city for the financial year ending on December 31, 2023). Luxembourg Corporation Taxes apply to the Company’s worldwide income (including capital gains), subject to the provisions of any relevant double taxation treaty. The taxable income of the Company is computed by application of all rules of the Luxembourg income tax law of December 4, 1967, as amended (loi concernant l’impôt sur le revenu), as commented and currently applied by the Luxembourg tax authorities (the “LIR”). Under the LIR, all income of the Company will be taxable in the financial period to which it economically relates and all deductible expenses of the Company will be deductible in the financial period to which they economically relate. Under certain conditions, dividends received by the Company from qualifying participations and capital gains realized by the Company on the sale of such participations may be exempt from Luxembourg Corporation Taxes under the Luxembourg participation exemption regime.

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

Material United States Federal Income Tax Considerations for United States Holders

The following summary describes certain United States federal income tax considerations generally applicable to United States Holders (as defined below) of Ordinary Shares. This summary deals only with Ordinary Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). This summary also does not address the tax considerations that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, United States expatriates, holders whose functional currency is not the U.S. dollar, holders subject to any alternative minimum tax, holders that acquired Ordinary Shares in a compensatory transaction, holders which are entities or arrangements treated as partnerships for United States federal income tax purposes or holders that actually or constructively through attribution own 10% or more of the total voting power or value of our outstanding Ordinary Shares. In addition, the following summary does not discuss the tax consequences of the Continuation or the Merger. For a description of the tax consequences of the Continuation or the Merger, see “Material U.S. Federal and Luxembourg Income Tax Consequences and Israeli Tax Consequences of the Continuation and the Merger” in the Convening Notices and Shareholder Circular attached as Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on April 9, 2024.

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

Foreign withholding tax (if any) paid on dividends on Ordinary Shares at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) may, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s United States federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s United States federal taxable income. Pursuant to applicable United States Treasury regulations (subject to temporary relief potentially available under applicable IRS Notices until further IRS guidance), however, if a United States Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such tax treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on a distribution on Ordinary Shares, depending on the nature of such foreign tax. Dividends paid on Ordinary Shares will generally constitute “passive category income” for purposes of the foreign tax credit. However, if the Company is a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our United States source earnings and profits may be re-characterized as United States source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules.

If the Company is or were to become a United States-owned foreign corporation, and if 10% or more of the Company’s earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the Ordinary Shares allocable to our United States source earnings and profits will be treated as United States source, and, as such, a United States Holder may not offset any foreign tax withheld as a credit against United States federal income tax imposed on that portion of dividends. If a United States Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on a distribution on our Ordinary Shares, depending on the nature of such foreign tax. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisers about the impact of these rules in their particular situations, including their eligibility for benefits under an applicable income tax treaty and the potential impact of the applicable United States Treasury regulations and IRS Notices.

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

Passive Foreign Investment Company

The Company would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of its gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code), or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets and operations, we believe we were not a PFIC for the year ended December 31, 2023 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of Ordinary Shares, which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service may take a contrary position with respect to our determination in any particular year, and, therefore, there can be no assurance that we were not a PFIC for the year ended December 31, 2023 or will not be classified as a PFIC for the current taxable year or in the foreseeable future. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds Ordinary Shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds Ordinary Shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.

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

The Lottery segment’s functional currency is the USD while Aspire segments’ functional currency is the EUR.

The Lottery segment has presence in Israel and therefore is exposed to the NIS. Our Israeli subsidiary has entered certain forward USD/NIS contracts to hedge its exposure associated with expenses nominated in NIS during 2023. As of the date of this Annual Report, the Company has no open positions.

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

PART TWO

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Our amended and restated articles of association were last amended on March 18, 2024 to reflect the exercise of stock options which had been exercised until December 31, 2023, and the related issuance of new shares. See Item 10.B. “Memorandum and Articles of Association.”

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

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

Based on such evaluation under the framework set forth in Internal Control – Integrated Framework (2013), our management concluded that our internal control over financial reporting was effective as of December 31, 2023

(c)	Attestation Report of the Registered Public Accounting Firm

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

ITEM 16.            [RESERVED]

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Mr. Capp, Mr. Taylor and Mr. Teitgen satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Mr. Capp is considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

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

Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Ethics and Conduct applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment to the extent, and as, required under the rules of the SEC or the Nasdaq (i) on our website or (ii) through the filing of a Form 6-K. We granted no waivers under our Code of Ethics in fiscal year 2023.

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below sets out the total amount billed to us by Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, and other BDO Member Firms, for services performed in the years ended December 31, 2022 and 2023, and breaks down these amounts by category of service:

	2023	2022
	(in thousands)
Audit Fees	$676	$583
Audit Related Fees	76	170
Tax Fees	422	277
All Other Fees	-	-
Total	$1,174	$1,030

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

Tax Fees

Tax fees for the years ended December 31, 2022 and 2023 were related to tax compliance and tax related services.

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

Although we are a foreign private issuer and may elect in the future to follow our home country practices in lieu of following certain Nasdaq listing rules, we are still required to, among other things, have an audit committee that satisfies Nasdaq Listing Rule 5605(c)(2) and ensure that such audit committee members meet the independence requirement in Nasdaq Listing Rule 5605(c)(2)(A)(ii). As previously disclosed, Ms. Lisbeth McNabb, who previously served as a member of the Board since May 2021, and also served as chair of the Audit Committee and as a member of the Compensation Committee and Nominating and Corporate Governance Committee, resigned from the board of directors effective April 21, 2023. As a result, Nasdaq notified us that we were not in compliance with Nasdaq Listing Rule 5605(c)(2)(A) requiring three members on our audit committee. As such, we relied on the cure period allowed for under Nasdaq Listing Rules to fill such vacancy with a qualified individual. On June 29, 2023 our shareholders elected Mr. Steve Capp to serve on our Board. Upon such election, the Board also appointed Mr. Capp to serve as the chairperson of the audit committee, following which the Company received notice from Nasdaq that it has regained compliance with Nasdaq Listing Rule 5605(c)(2)(A).

ITEM 16H.          MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.          DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.          INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.          CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan.

We design and assess our program based on the ISO-27001 cybersecurity framework. This does not imply that we meet each and every particular technical specification or requirement, only that we use ISO-27001 as a guide and best practice to help us identify, assess and manage cybersecurity risks relevant to our business as best as we can.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational and financial risk areas.

Our cybersecurity risk management program includes:

•	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services and our broader enterprise IT environment;

•
An internal cybersecurity team, led by our Chief Information Security Officer (CISO), principally responsible for managing our cybersecurity “Governance, Risk and Compliancy” (GRC), which includes risk assessment processes and periodic internal and external audits through third parties to help us ensure that security controls are in place;

•	a cybersecurity incident response plan, including incident response personnel and procedures for addressing and responding to cybersecurity incidents;

•	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

•	cybersecurity awareness training of our employees, incident response personnel and senior management; and

•	a third-party risk management process for service providers, suppliers and vendors.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See Item 3.D. “Risk Factors – Our IT Systems and data may be vulnerable to security and cybersecurity attacks and/or security and cybersecurity incidents, including data security incidents, which could result in damage to our brand and reputation, material financial penalties, and legal and regulatory liability, and materially adversely affect our business, results of operations, and financial condition.”

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to the audit committee oversight of cybersecurity and other information technology risks. The audit committee oversees management’s implementation of our cybersecurity risk management program.

The audit committee receives periodic reports from our CISO on our cybersecurity risks, including our risk management program. In addition, the CISO updates the audit committee, as necessary, regarding any material cybersecurity incidents. Periodically, the cybersecurity team, led by our CISO, provides an update to executive management members that are responsible among others for implementing the audit committee’s cybersecurity risk management program, regarding among others our cybersecurity status, roadmap of issues and progress toward addressing those issues, as well as main risks and challenges.

Our cybersecurity team, which consists of Danny Katz (CISO), Oded Gottfried (CTO), Rinat Belfer (COO), Doron Mor (VP TechOps), Aditya Bhushan (EVP Technologies) and Gabby Naftali (EVP Product, has primary responsibility for our overall cybersecurity risk management program and supervises our cybersecurity personnel. Our cybersecurity team supervises efforts to prevent, detect, mitigate and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

Our CISO, Mr. Katz, has over 20 years of experience in global IT and cybersecurity and has worked at NeoGames for more than seven years. Mr. Katz holds a bachelor’s degree in information technologies systems and is a Certified Information Security Manager (CISM) by ISACA and Certified Information Systems Security Professional (CISSP) by ISC2. Our cybersecurity management forum includes the Company’s senior management members, many of whom have tens of years’ experience in the hi-tech and gaming industries, have been employed by the Company for more than 10 years and have a vast understanding, knowledge and experience in assessing risks and compliance requirements, among others.

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

4.3+#
Amendment No. 1 to the Existing MOU, dated March 29, 2023, between NeoGames S.A. and American Wagering, Inc. (filed as Exhibit 4.3 to NeoGames S.A.’s Form 20-F filed on April 28, 2023, File No. 001-39721, and incorporated herein by reference).

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
4.8
Amendment No. 1 to the Joint Venture Agreement, dated January 10, 2023, between Pollard Banknote Limited, NeoGames S.A. and NeoGames US LLP (filed as Exhibit 4.8 to NeoGames S.A.’s Form 20-F filed on April 28, 2023, File No. 001-39721, and incorporated herein by reference).

4.9
Limited Liability Company Agreement, dated January 10, 2023, between NeoPollard Interactive LLC, Pollard Holdings, Inc. and NeoGames US, LLP (filed as Exhibit 4.9 to NeoGames S.A.’s Form 20-F filed on April 28, 2023, File No. 001-39721, and incorporated herein by reference).

4.10#+
Senior Facilities Agreement, dated May 30, 2022, between NeoGames S.A., NeoGames Connect S.à r.l., NeoGames Connect Limited, Global Loan Services Limited, Glas Trust Corporation Limited, and the guarantors and lenders party thereto (filed as Exhibit 4.10 to NeoGames S.A.’s Form 20-F filed on April 28, 2023, File No. 001-39721, and incorporated herein by reference).

4.11*	NeoGames Policy for Recovery of Erroneously Awarded Compensation.
4.12*	Loan Agreement, dated February 14, 2024, between NeoGames S.A. and Barak Matalon.
4.13#
Business Combination Agreement, dated as of May 15, 2023, by and among NeoGames S.A., Aristocrat Leisure Limited and Anaxi Investments Limited (filed as Exhibit 99.1 to NeoGames S.A.’s Form 6-K filed on May 15, 2023, File No. 001-39721, and incorporated herein by reference).

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

NEOGAMES S.A.

Date: April 26, 2024	By:	/s/ Moti Malul
Moti Malul
Title: Chief Executive Officer

NEOGAMES S. A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 and 2022

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
NeoGames S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of NeoGames S.A. and its subsidiaries (“the Company”), as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income (loss), changes in equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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
April 19, 2024
Tel Aviv, Israel

NEOGAMES S.A

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2023	2022
	Note	U.S. dollars (in thousands)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	5	29,019	41,179
Restricted deposits		476	489
Prepaid expenses and other receivables		6,813	5,789
Due from the Michigan Joint Operation and NPI	10	5,894	3,768
Trade receivables	6	43,414	38,537
Income tax receivable		283	536
		85,899	90,298

NON-CURRENT ASSETS
Restricted deposits - Joint Venture and other	10	9,954	4,247
Property and equipment	7	3,443	3,992
Intangible assets	8	342,752	347,213
Right-of-use assets	11	8,742	7,973
Investment in Associates	25	5,965	4,770
Deferred taxes	23	1,039	2,451
		371,895	370,646

TOTAL ASSETS		457,794	460,944

The accompanying notes are an integral part of these consolidated financial statements.

NEOGAMES S.A

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2023	2022
	Note	U.S. dollars (in thousands)

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade and other payables	12	20,443	16,042
Royalty payables		13,328	10,838
Client liabilities	13	5,783	6,927
Income tax payables		6,701	5,151
Gaming tax payables		7,520	10,133
Lease liabilities	11	1,864	1,150
Contingent consideration on business combination and other	14	10,729	17,256
Employees' related payables and accruals		9,866	7,262
		76,234	74,759

NON-CURRENT LIABILITIES
Liability with respect to Caesars’ IP option	18	3,450	3,450
Loans from a financial institution, net	15	217,969	209,287
Company share of Joint Venture net liabilities, net	10	416	539
Lease liabilities	11	6,970	6,823
Accrued severance pay, net	16	1,002	1,033
Deferred taxes	23	17,979	19,714
		247,786	240,846

EQUITY
Share capital		60	59
Reserve with respect to transaction under common control	2	(8,467)	(8,467)
Reserve with respect to funding transaction with related parties	2	20,072	20,072
Accumulated other comprehensive income		4,071	482
Share premium		176,927	173,908
Share based payments reserve		7,044	6,941
Accumulated losses		(65,933)	(47,656)
		133,774	145,339

TOTAL LIABILITIES AND EQUITY		457,794	460,944

The accompanying notes are an integral part of these consolidated financial statements.

NEOGAMES S.A

CONSOLIDATED STATEMENTS OF COMPERHENSIVE INCOME (LOSS)

		For the year ended December 31,
		2023	2022	2021
	Note	U.S. dollars (in thousands)

Revenues	18	191,538	165,698	50,463

Distribution expenses	20	96,497	97,579	9,889
Development expenses		14,896	10,278	9,428
Selling and marketing expenses		10,859	5,364	1,549
General and administrative expenses	21	33,544	23,306	12,300
Business combination related expenses	1b	6,477	17,984	3,841
Depreciation and amortization	7,8,11	55,940	35,611	14,613
		218,213	190,122	51,620

Loss from operations		(26,675)	(24,424)	(1,157)

Interest expenses with respect to funding from related parties	-	-	2,867	4,811
Finance expenses	22	24,778	12,238	1,501
The Company’ share in profit of Joint Venture and associated companies	10a	37,334	22,110	12,446
Profit (loss) before income taxes expenses		(14,119)	(17,419)	4,977

Income taxes expenses	23	(4,158)	(1,546)	(325)

Net (loss) income		(18,277)	(18,965)	4,652
Other comprehensive income (loss):
- Item that will not be reclassified to profit or loss - loss on fair value valuation of a financial asset through other comprehensive loss		-	(1,992)	-
- Item that will or may be reclassified to profit or loss - foreign operations financial statements translation adjustments		3,589	2,474	-
Other comprehensive income		3,589	482	-
Total comprehensive income (loss)		(14,688)	(18,483)	4,652
Net income (loss) per common share outstanding, basic ($)		(0.54)	(0.64)	0.18
Net income (loss) per common share outstanding, diluted ($)		(0.54)	(0.64)	0.17
Weighted average number of common shares outstanding, basic		33,633,838	29,716,281	25,302,350
Weighted average number of common shares outstanding, diluted		33,633,838	29,716,281	26,640,120

The accompanying notes are an integral part of these consolidated financial statements.

NEOGAMES S.A

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital		Share premium	Accumulated losses	Share based payments reserve	Reserve with respect to funding transactions with related parties	Reserve with respect to transaction under common control	Accumulated other comprehensive Income	Non- Controlling Interests	Total equity (deficit)
	U.S. dollars (in thousands)

Balance as of January 1, 2021	44		68,608	(33,343)	3,907	20,072	(8,467)	-	-	50,821

Changes in the year:
Share based compensation	-		-	-	3,448	-	-	-	-	3,448
Exercise of employee options to ordinary shares	1		2,204	-	(1,332)	-	-	-	-	873
Total comprehensive income for the year	-		-	4,652	-	-	-	-	-	4,652
Balance as of December 31, 2021	45	*	70,812	(28,691)	6,023	20,072	(8,467)	-	-	59,794

Changes in the year:
Share based compensation	-		-	-	2,994	-	-	-	-	2,994
Issuance of ordinary shares as a partial consideration for Aspire business combination (Note 4)	14		100,630	-	-	-	-	-	6,190	106,834
Commitment arrangement to acquire non-controlling interest options	-		-	-	-	-	-	-	(6,190)	(6,190)
Exercise of employee options to ordinary shares	-		2,466	-	(2,076)	-	-	-		390
Total comprehensive income (loss) for the year	-		-	(18,965)	-	-	-	482	-	(18,483)
Balance as of December 31, 2022	59	*	173,908	(47,656)	6,941	20,072	(8,467)	482	-	145,339

Changes in the year:
Share based compensation	-		-	-	2,910	-	-	-	-	2,910
Exercise of employee options to ordinary shares	1		3,019	-	(2,807)	-	-	-	-	213
Total comprehensive income (loss) for the year	-		-	(18,277)	-	-	-	3,589	-	(14,688)
Balance as of December 31, 2023	60	*	176,927	(65,933)	7,044	20,072	(8,467)	4,071	-	133,774

*	As of December 31, 2023 and 2022, 33,741,041 and 33,482,447 shares, no par value, authorized issued and fully paid, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

NEOGAMES S.A

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2023	2022	2021
	U.S. dollars (in thousands)
Cash flows from operating activities:
Net income (loss) for the period	(18,277)	(18,965)	4,652

Adjustments for:
Amortization and depreciation	55,940	35,611	14,613
Income taxes expenses	4,158	1,546	325
Income taxes received (paid), net	(3,006)	6,419	(2,230)
Interest expenses with respect to funding including from related parties	21,435	11,170	4,811
Other finance expenses, net	3,343	3,935	1,501
Payments with respect to IP Option	-	373	613
Share based compensation	2,910	2,994	3,448
The Company’s share in profit of Joint Venture and associated companies, net	(37,334)	(22,110)	(12,446)
Proceeds from the Joint Venture and associated companies	36,216	21,141	12,251
Decrease (increase) in trade receivables	(3,286)	(2,093)	487
Business combinations related expenses	6,477	17,984	3,667
Business combinations related expenses paid	(4,777)	(21,234)	-
Decrease (increase) in prepaid expenses and other receivables	(884)	1,344	(1,048)
Increase (decrease) in gaming tax payable	(2,922)	1,617	-
Increase in royalties payable	2,042	189	-
Decrease (increase) in Aspire Group	-	1,948	(1,427)
Increase in amounts due from the Michigan Joint Operation and NPI	(2,126)	(208)	(368)
Decrease in trade and other payables	(886)	(3,385)	(1,394)
Increase (decrease) in employees' related payables and accruals	2,465	(845)	640
Increase (decrease) in client liabilities	(1,369)	666	-
Capital loss on disposal of property and equipment	-	113	-
Accrued severance pay, net	(54)	139	(98)
	78,342	57,314	23,345
Net cash generated from operating activities	60,065	38,349	27,997
Cash flows from investing activities:
Purchase of property and equipment	(791)	(1,365)	(1,462)
Capitalized development costs	(37,672)	(26,536)	(17,010)
Restricted deposits - Joint Venture and other	(5,683)	(178)	(75)
Net change in deposits	144	(163)	13
Investment in Associate	-	(28)	-
Net cash used in Aspire business combination (note 4)	(964)	(197,674)	-
Net cash used in investing activities	(44,966)	(225,944)	(18,534)
Cash flows from financing activities:
Repayments of loans from Caesars	-	(11,000)	(1,500)
Repayments of capital notes to Aspire	-	(21,837)	-
Loans from a financial institution, net	-	204,200	-
Interest paid	(20,528)	(8,521)	(835)
Repayments for lease liabilities (principal and interest)	(1,568)	(1,075)	(1,686)
Exercise of employee options	213	390	873
Purchase of non-controlling interest options	(6,192)	-	-
Net cash generated from (used in) financing activities	(28,075)	162,157	(3,148)
Currency exchange differences on cash and cash equivalents	816	535	-
Net (decrease) increase in cash and cash equivalents	(12,976)	(25,438)	6,315
Cash and cash equivalents at the beginning of the year	41,179	66,082	59,767

Cash and cash equivalents at the end of the year	29,019	41,179	66,082

The accompanying notes are an integral part of these consolidated financial statements.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

A.
Neogames S.A. (the “Company”) was incorporated in Luxemburg on April 10, 2014 under the laws of the Grand Duchy of Luxembourg in the form of a public company (société anonyme) with a registered office at 63-65, rue de Merl, L‑2146 Luxembourg. On November 24, 2020, the Company completed an initial public offering on Nasdaq exchange. The Company shares are traded under the symbol “NGMS”. The Company’s principal shareholders, as of December 31, 2023 were Barak Matalon, Elyahu Azur ,Aharon Aran and Pinhas Zehavi.

B.
On May 15, 2023, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”) with Aristocrat Leisure Limited, a company organized under the laws of Australia (“Parent”), and Anaxi Investments Limited, a Cayman Islands exempted company and wholly owned indirect subsidiary of Parent (“Merger Sub”). The Business Combination Agreement, and the transactions contemplated thereby, including the Continuation (as defined below) and the Merger (as defined below) have been unanimously approved by the respective boards of directors of the Company, Parent and Merger Sub. The Business Combination Agreement provides that, upon the terms and subject to the satisfaction or waiver of the conditions set forth therein, the Company will transfer its statutory seat, registered office and seat of central administration (siège de l'administration centrale) from the Grand Duchy of Luxembourg (“Luxembourg”) to the Cayman Islands in accordance with the Luxembourg Law of August 10, 1915 on commercial companies, as amended and transfer by way of continuation as a Cayman Islands exempted company in accordance with the Companies Act (as revised) of the Cayman Islands (the “Cayman Companies Act”) and, simultaneously with the full corporate and legal continuation and registration in the Cayman Islands, de-register in Luxembourg (without the dissolution of the Company or the liquidation of its assets) (the “Continuation”). As promptly as practicable following the Continuation, Merger Sub shall be merged with and into the Company (the “Merger”, and together with the Continuation and the other transactions contemplated in the Business Combination Agreement, the “Transactions”), with the Company being the surviving company (the “Surviving Company”) and becoming a wholly owned indirect subsidiary of Parent. For the years ended December 31, 2023, the Company recorded business combination related expenses of $6.5 million.

C.
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

On January 10, 2023, the Company entered into a Limited Liability Company Agreement with Pollard with respect to NPI which provide them the option to pursue future iLottery opportunities in the North American market either in partnership, as part of the Joint Venture or independently.

On June 14, 2022, the Company completed a business combination with Aspire Global plc (“Aspire”). Aspire, together with its subsidiaries and associates, is a leading platform supplier, offering a full turnkey solution for iGaming operators. The Aspire group provides an advanced solution combining a robust platform, interactive games, a sportsbook and a set of comprehensive managed services. Gaming operators, affiliates and media companies benefit from flexible cross-platform solutions that include fully managed operations and customized integration of a vast games offering. Aspire’s group comprises three segments: Core, Games, and Sports:

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

•
Sports (BtoBet): Aspire’s subsidiary BtoBet is a leading sportsbook provider. With the proprietary sportsbook, Aspire controls the IP in major elements of the value chain and can steer the complete roadmap. In addition, it also provides Aspire with flexibility when it comes to adding new features and securing fast time to market.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (Cont.)

D.
Ukraine – our operations in Kyiv, Ukraine have been negatively impacted as a result of Russia’s invasion of Ukraine, and our business, financial condition and results of operations may be materially adversely affected if the impacts resulting from the conflict in Ukraine are exacerbated.

E.
Israel - Our principal executive offices are located in Tel Aviv, Israel, where significant elements of our general and administrative activities are conducted. In addition, several of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our operations and, indirectly, our business. Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our operations or business. However, the intensity and duration of Israel’s current war against Hamas cannot be predicted at this stage, as are such war’s economic implications on our business and operations. If the war extends for a long period of time or expands to other fronts, such as Lebanon, Syria and the West Bank, our operations may be materially adversely affected.

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

C.	Business combination

When the Group gains control of a business, the business combination has been accounted for based on the purchase accounting method. The Group measures the transferred consideration based on the fair value of the transferred assets (cash) and the shares issued. The identified assets, liabilities and components of non-controlling interests have been accounted for on their fair value on the acquisition date based on preliminary management assessment to be finalized within a year from the acquisition date.

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

D.	Foreign currency

The financial statements of the Group are prepared in US dollars. The functional currency is the currency that best reflects the economic substance of the underlying events and circumstances relevant to the Group’s transactions. Aspire group functional currency is Euro ("Foreign operations"), while all other entities within the Group have the US dollar as their functional currency.

E.	Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term bank deposits with an original maturity of three months or less, as well as funds attributed to players deposits reserves and deposits held at call with banks.

F.	Restricted deposits

Restricted deposits mainly include Joint Venture Restricted deposits (see note 10) and pledges for leased premises.

G.	Trade receivables

Trade receivables are initially recognized at transaction price and subsequently measured at amortized cost and principally comprise amounts due from Lottery and gaming operator customers across all of our business units. The Company has applied the standard simplified approach and has calculated the Expected credit losses based on lifetime of expected credit losses, with de-minimis results. Bad debts (if any) are written off when there is objective evidence that the full amount may not be collected. Aspire Core’s trade receivables principally represent amounts due from payment processors that remit funds on behalf of customers and other types of contractual monetary asset and cash.

H.	Investment in a joint operation

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

I.	Investment in a joint venture

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

K.	Employee benefits

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

L.
Property and equipment

Property and equipment comprise of data center (servers), computers, leasehold improvements, office furniture and equipment. Depreciation is calculated on a straight line basis over the expected useful lives of the assets concerned. The principal annual rates used for this purpose, are:

%

Computers and computers equipment	25-50
Office furniture and equipment	7
Leasehold improvements	Over the shorter of the term of the lease or useful lives

M.	Intangible assets

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

The Company evaluates the need to record an impairment of the carrying amount of intangible assets whenever events or changes in the circumstances indicate that the carrying amount is not recoverable. If the carrying amount of the above assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of the net sale price and value in use. In measuring value in use, the expected cash flows are discounted using a pre-tax discount rate that reflects the specific risks of the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs.

N.	Goodwill

Goodwill is not amortized but is reviewed for impairment at least annually as of year-end. CGUs to which goodwill have been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. See Notes 8 and 19.

O.	Revenue recognition

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

The Group generates its revenues through four streams:

•	Royalties from licensing of technological platforms and provision of proprietary games content (which are recognized in the accounting periods in which the gaming transactions occur).
•	Fees from access to intellectual property rights (which are recognized over the useful periods of the intellectual property rights).
•	Fees from development services (which are recognized in the accounting periods in which services are provided).
•	Fees from online activities including net gaming revenues, processing charges and other similar charges (which are recognized in the accounting periods in which the gaming transactions occur).

P.	Share-based payments - Restricted share units (“RSUs”)

The Company recognizes stock based compensation for the estimated fair value of RSUs. The Company measures compensation expense for the RSUs based on the market value of the underlying stock at the date of grant.

Q.	Distribution expenses

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

Revenues presentation – gross vs. net:

The Group applies judgment in determining whether it is acting as a principal or an agent where it provides services and third-party games to business partners and other customers. In making these judgments the Group determined whether the nature of its promise is a performance obligation to provide the specified services itself (the entity is a principal) or to arrange for the other party to provide those services (i.e. the entity is an agent). See also Note 2o.

During 2023, as part of the transformation from a B2C operator to a B2B provider, Aspire Core has changed its commercial terms with certain partners, resulting in net presentation.

Business combination – purchase price allocation and goodwill impairment evaluation:

With respect to Aspire Business Combination purchase price allocation and year-end goodwill impairment evaluation and with the assistance of a third-party appraiser, the Group applied certain assumptions and judgments in the preparation of discounted cash flows primarily with respect to intangible assets and CGUs, see Notes 4 and 8.

Legal proceedings – contingencies:

During 2023, two lawsuits were filed against Aspire, see Note 14, as to the preliminary stages of the proceedings, management based on its legal advisors cannot estimate the outcome of these proceedings at this stage.

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

Income taxes:

The Group operates substantially in many countries. The applicability of corporate income taxes of those jurisdictions and/or the allocation of the Group's taxable income to those jurisdictions are subject to management’s assessments and judgments after consultations with the Group’s tax advisors. For further details, see Note 23.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - BUSINESS COMBINATION

ASPIRE GROUP:

On June 14, 2022, the Company completed a business combination of Aspire, in consideration for $267.2 million in cash and $100.6 million issuance of 7,604,015 Company's new shares valued at $13.2 closing price per share on Nasdaq on that day.

Details of the purchase price allocation of the fair value of the identifiable assets, goodwill, liabilities, and non-controlling interests are as follows (U.S. dollars in millions):

Identified assets and liabilities acquired:

Cash	69.5
Trade receivables	31.9
Prepaid expenses and other receivables	4.6
Investment in Associates	3.9
Tax receivable	3.4
Property and equipment	1.6
Intangibles (Note 8)	147.3
Deferred taxes	(18.4)
Trade and other payables	(13.2)
Royalty payable	(10.4)
Contingent consideration on business combination	(11.5)
Gaming tax payables	(8.2)
Client liabilities	(6.1)
Other assets and liabilities, net	2.1
Total identified assets and liabilities acquired	196.5
Goodwill (Note 8)	177.5
Non-controlling interests	(6.2)
Total consideration	367.8

The non-controlling interests were valued at fair value, assigned in the purchase price allocation to PariPlay CGU, see also Notes 3 and 14.

The main factors which derived goodwill recognition at this transaction are existing intangible assets such as qualified management and staff, which have not met the stand-alone recognition criteria as well as potential synergy premium. The goodwill was allocated to each of Aspire reporting segments which are also the applicable cash generating units. see Note 19.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - CASH AND CASH EQUIVALENTS

	As of December 31,
	2023	2022
	U.S. dollars in thousands

Cash at bank	24,855	36,707
Funds attributed to player deposit reserves	4,164	4,472
	29,019	41,179

NOTE 6 - TRADE RECEIVABLES

	As of December 31,
	2023	2022
	U.S. dollars in thousands

Payment processors receivables	9,855	15,067
Trade receivables*	33,559	23,470
	43,414	38,537

* The balance as of December 31, 2023, included $8.0 million overdue more than 90 days but less than one year.

NOTE 7 - PROPERTY AND EQUIPMENT, NET

	Computers and computers equipment	Office furniture and equipment	Leasehold improvements	Total
	U.S. dollars in thousands
Cost:
Balance as of January 1, 2023	4,682	944	1,835	7,461
Foreign operations financial statements translation adjustments	170	24	62	256
Disposals	(10)	(32)	-	(42)
Additions during the year	471	115	205	791
	5,313	1,051	2,102	8,466

Accumulated depreciation:
Balance as of January 1, 2023	3,254	91	124	3,469
Foreign operations financial statements translation adjustments	140	13	52	205
Disposals	(10)	(32)	-	(42)
Additions during the year	1,161	47	183	1,391
	4,545	119	359	5,023
Net Book Value:
As of December 31, 2023	768	932	1,743	3,443
As of December 31, 2022	1,428	853	1,711	3,992

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - INTANGIBLE ASSETS

	Capitalized development costs and technology acquired	Customer relationship	Trade Names	Goodwill	Total
	U.S. dollars in thousands
Cost:
Balance at beginning of the period	180,707	62,850	9,764	180,866	434,187
Additions	37,672	-	-	-	37,672
Foreign operations financial statements translation adjustments	3,541	2,330	362	6,269	12,502
As of December 31, 2023	221,920	65,180	10,126	187,135	484,361

Accumulated amortization:
Balance at beginning of the period	75,910	10,324	740	-	86,974
Amortization	32,399	19,322	1,385	-	53,106
Foreign operations financial statements translation adjustments	644	825	60	-	1,529
As of December 31, 2023	108,953	30,471	2,185	-	141,609

Net Book Value:
As of December 31, 2023	112,967	34,709	7,941	187,135	342,752
As of December 31, 2022	104,797	52,526	9,024	180,866	347,213

	Capitalized development costs and technology acquired	Customer relationship	Trade Names	Goodwill	Total
	U.S. dollars in thousands
Cost:
Balance at beginning of the period	75,208	-	-	-	75,208
Business combination	76,596	61,228	9,512	175,880	323,216
Additions	26,536	-	-		26,536
Foreign operations financial statements translation adjustments	2,367	1,622	252	4,986	9,227
As of December 31, 2022	180,707	62,850	9,764	180,866	434,187

Accumulated amortization:
Balance at beginning of the period	52,854	-	-	-	52,854
Amortization	23,038	9,830	705	-	33,573
Foreign operations financial statements translation adjustments	18	494	35	-	547
As of December 31, 2022	75,910	10,324	740	-	86,974

Net Book Value:
As of December 31, 2022	104,797	52,526	9,024	180,866	347,213

Goodwill impairment evaluation

As of December 31, 2023, the Company conducted a goodwill impairment evaluation (derived from Aspire business combination), with the assistance of a third-party appraiser. The conclusion of this evaluation was that the recoverable amounts determined as values in use are not lower than their carrying amounts and therefore no impairment of goodwill is required. The value in use for each cash generating unit was determined based on its estimated future cash flows expected for the specific period and fixed growth rate for the period onward. Details with respect to the significant assumptions used are as follows:

Cash generating units	Aspire Core (Core)	PariPlay (Sports)	BtoBet (Games)
The amount of value in use exceeded the carrying value as of December 31, 2023 - U.S. dollars in millions	13.5	22.9	13.5
Specific cash flow period (years)	7.25	9.25	9.25
The pre-tax discount rate used	18.7%	20.4%	18.4%
Change in the pre-tax discount rate used, resulting in value in use equal the carrying value as of December 31, 2023	1.1%	3.3%	2.4%
Fixed growth rate	3%	3%	3%
The fixed growth (negative growth) rate to be used, resulting in value in use equal the carrying value as of December 31, 2023	0.2%	(19.8)%	(8.8)%

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - RELATED PARTY

On June 1, 2015, Barak Matalon (see Note 1), entered into a consultancy service agreement with the Company that calls for a monthly payment of NIS 45,000 (plus VAT) in consideration of services being rendered by Mr. Matalon to the Company. The consulting fees for the years ended December 31, 2023, 2022 and 2021 amounted to $289 thousand, $240 thousand and $195 thousand, respectively, and are included within general and administrative expenses.

On February 14, 2024, NeoGames and Barak Matalon entered into a loan agreement (the “Loan Agreement”) pursuant to which NeoGames received from Mr. Matalon an unsecured and subordinated loan in the amount of $7 million, bearing interest of 9.5% per annum that is due and payable on a monthly basis (the “Loan”). The Loan matures and becomes due and payable on the earlier to occur of 30 days following the closing of the Business Combination Agreement and 12 months following the date of the Loan Agreement, or on a later date as agreed upon in writing between the parties.

NOTE 10 - INVESTMENT IN A JOINT VENTURE AND JOINT OPERATION

A.	JOINT VENTURE

NPI has been included in the consolidated financial statements using the equity method (see Note 1).

Summarized financial information:

	As of December 31,
	2023	2022
	U.S. dollars (in thousands)

Current assets	39,224	25,812
Non-current assets	972	1,278
Current liabilities	(39,773)	(26,644)
Non-current liabilities	(1,671)	(2,132)
Net liabilities (100%)	(1,248)	(1,686)
Net liabilities (50%)	(624)	(843)
Adjustments	208	304
Company share of Joint Venture net liabilities	(416)	(539)

	For the year ended December 31,
	2023	2022	2021
	U.S. dollars (in thousands)

Revenues	118,790	84,533	64,032
Distribution expenses	59,815	49,093	44,970
Selling, general and marketing expenses	759	1,044	993
Depreciation	308	340	385
Comprehensive and net income (100%)	57,908	34,056	17,684
Comprehensive and net income (50%)	28,954	17,028	8,842
Adjustments	7,386	4,557	3,604
Share in profits of NPI	36,340	21,585	12,446
Distribution from NPI	36,216	21,294	12,251

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - INVESTMENT IN A JOINT VENTURE AND JOINT OPERATION (Cont.)

In addition to the above, with respect to the development services provided to NPI by the Company, in 2023, 2022 and 2021, the Company recorded revenues (see Note 18). The adjustments mostly represent royalty commissions earned by NPI on games developed and provided by the Group, whereby the Group's share of the underlying results is higher than 50%.

As of December 31, 2023 and 2022, the restricted deposits outstanding amounts of $4.0 and $4.1 million, respectively held by Pollard on behalf of NPI to secure performance and facilities bonds with respect to NPI’s prospective and existing contracts.

The outstanding amount due from NPI was $4.3 million and $3.1 million as of December 31, 2023 and 2022, respectively.

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

Below are the Michigan Joint Operation’s revenues and operating expenses, 50% of which represent the Company’s interest and were included in the Company’s statement of comprehensive income (loss):

	For the year ended December 31,
	2023	2022	2021
	U.S. dollars (in thousands)

Revenues (100%)	41,696	40,606	42,491
Total operating expenses (100%)	(24,741)	(24,342)	(26,047)

In addition to the above-stated revenues, with respect to the development services provided to the Michigan Joint Operation by the Company, in 2023, 2022 and 2021, see note 18. Further, the Company recorded additional royalty revenues with respect to games development efforts invested to enhance the Michigan Joint Operation’s games portfolio during 2023, 2022 and 2021, totaling $1.6 million, $1.5 million and $1.6 million, respectively, which were also eliminated from Company's share in Michigan Joint Operation’s total operating expenses as stated in the above table.

As of December 31, 2023, and 2022, Company's share interest in Joint Operator's assets was $359 thousand and $489 thousand, respectively, and mostly comprised of property and equipment, net.

The outstanding amount due from the Joint Operation was $1.6 million and $1.3 million as of December 31, 2023 and 2022, respectively.

NOTE 11 - LEASE COMMITMENTS

On July 11, 2021, the Company renewed the lease agreement for its office in Israel through April 15, 2027. The annual lease payment and related expenses aggregated to approximately $1 million.

The Group also has leases of offices in Ukraine, Malta, Bulgaria, India, Gibraltar and Macedonia, however most of which has short-term commitment. The total combined annual rent charges for all premises are approximately $0.4 million.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - TRADE AND OTHER PAYABLES

	As of December 31,
	2023	2022
	U.S. dollars (in thousands)

Accrued expenses	8,977	7,076
Trade payables	9,481	7,689
Other payables	1,985	1,277
	20,443	16,042

NOTE 13 - CLIENT LIABILITIES

Client liabilities represent amounts due to customers including net deposits received, undrawn winnings and certain promotional bonuses. The carrying amount of client liabilities approximates their fair value, which is based on the net present value of expected future cash flows.

NOTE 14 – CONTINGENCIES AND OTHER

Contingent consideration on business combination and related legal proceedings:

On October 9, 2020, Aspire completed a business combination of BtoBet, in consideration for cash plus performance based contingent consideration of seven times BtoBet 2022's EBIT, minus the consideration already paid. The contingent based consideration was determined by management at €8.2 million, and a notice was served to the former BtoBet shareholders in March 2023. Further an additional provision of approximately €2 million was recorded in the purchase price allocation, see note 4 above. In February 2024, the Company concluded an arbitration proceeding with the BtoBet Sellers, in which it was determine that it will pay an amount of €9.7 million in satisfaction of the earn out obligations under the BtoBet SPA which was paid on March 4, 2024

Notwithstanding the claim mentioned above, on September 5, 2023, the BtoBet Sellers filed a claim against Aspire for the amount of €36.5 million with the English Commercial Court in London (the “BtoBet Claim”), asserting breach of the BtoBet SPA as well as fraudulent behavior. Aspire filed a response firmly rejecting the BtoBet Claim and denying any liability. The BtoBet Claim is currently pending. Considering the premature stage of the proceedings, the Company's management based on its legal advisors cannot estimate the outcome of these proceedings.

EBET, Inc., a Nevada Corporation (“EBET”) and Aspire entered into certain agreements on October 1, 2021, under which Aspire sold to EBET Aspire’s B2C business, for a consideration of €65 million (the “EBET Sale Agreement”). On September 28, 2023, EBET filed a claim in Clark County, Nevada, against Aspire, alleging that Aspire breached the EBET Sale Agreement and acted in a fraudulent manner in the inducement to acquire the B2C business, and seeks compensation for rescission damages, in an amount of €65 million, general damages in an amount of $15 thousand, and punitive damages and other certain unspecified amounts. Aspire rejects EBET’s claims and filed several preliminary motions regarding change of venue and other matters, which are in line with the parties’ signed agreements. This claim is still pending. On February 23, 2024, EBET filed a motion for leave to amend its complaint, among other things, to add NeoGames S.A. and NeoGames Connect Limited as new defendants. In addition, on February 27, 2024, the Magistrate Judge heard arguments on the motion for stay and entered a stay of discovery until the Court has decided whether or not the case should proceed in arbitration. Considering the premature stage of the proceedings, the Company's management based on its legal advisors cannot estimate the outcome of these proceedings.

United Kingdom is a major market of Aspire and required licensing. Aspire undergo periodical compliance assessment processes by the United Kingdom Gaming Commission ("UKGC"), intended to ensure compliance with local laws and regulations, during 2023 and through the date of these financial statements approval date, Aspire has been assessed by the UKGC and preliminary findings were noted, Aspire has been working inter-alia with the UKGC on a remediation plan. As to the premature stage of the proceedings, the Company's management based on its legal advisors cannot estimate the outcome of these proceedings.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – CONTINGENCIES AND OTHER (Cont.)

PariPlay executive officer option: On March 17, 2020, PariPlay granted to its executive officer 111 options to buy 9.9% of its shares on a fully diluted basis, to be vested over 2 years of employment. The exercise price of each option is £1.0 and they will expire in 10 years. During the fourth quarter of 2022, the Company committed to buy his options in consideration for €5.8 million, paid in 2023.

NOTE 15 - LOANS FROM FINANCIAL INSTITUTIONS, NET

In June 2022, the Company borrowed €200.8 million to fund partially the cash consideration of Aspire business combination under Senior Facilities Agreement. The funding is comprised of a €187.7 million loan and a €13.1 million revolving credit facility, net of 2.5% set-up fees. The facilities maturity date is June 2028, however the revolving credit facility has an option for early repayment.

The loans bear interest at a rate of EURIBOR Plus 6.25 percent per annum to be paid quarterly. The interest expenses incurred and paid in 2023 and 2022 were $20.5 million and $7.8 million, respectively.

The set-up fees amounted to €5.0 million to be expensed over the borrowing period, whereby in 2023 and 2022, the Company recorded additional interest expenses of $0.9 million and $0.5 million, respectively, with respect to that.

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

Further, the loans are subject to a financial performance covenant of net debt to EBIDTA ratio at each reporting period, which was met as of December 31, 2023.

NOTE 16 - EMPLOYEE BENEFIT LIABILITIES

	As of December 31,
	2023	2022
	U.S. dollars (in thousands)
Non- current
Accrued severance pay	3,632	3,848
Less - funds	(2,630)	(2,815)
	1,002	1,033
Current
Accrued vacation	1,391	953
Accrued recuperation	57	9
	1,448	962

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

In 2021, the Company granted 140,336 RSUs to certain employees to be vested partially from January 2023 and partially from August 2023. In 2022, the Company granted 194,135 RSUs to certain employees to be vested partly from March 2023.

In March 2023, the Company granted 53,236 RSUs to certain employees to be vested from May 2023. The fair value of the awards was determined based on the Company's grant date share price and amounted to $0.8 million.

In May 2023, the Company granted 92,115 RSUs to certain employees to be vested in March 2024. The fair value of the awards was determined based on the Company's grant date share price and amounted to $1.2 million.

As of December 31, 2023, the outstanding RSUs are 292,526, of which in 2023 110,276 vested and exercisable.

The following table summarizes option activities for the years ended December 31, 2023, 2022 and 2021:

	2023		2022		2021
	Weighted average exercise price ($)	Number	Weighted average exercise price ($)	Number	Weighted average exercise price ($)	Number

Outstanding at January 1,	3.57	849,389	3.03	1,133,886	2.02	1,708,020
Granted during the year	-	-	-	-	57.56	15,000
Exercised during the year	1.42	(148,318)	1.41	(278,061)	1.5	(581,240)
Forfeited during the year	42.7	(21,831)	1.40	(6,436)	1.88	(7,894)
Outstanding at December 31,	2.78	679,240	3.57	849,389	3.03	1,133,886

Vested and exercisable at December 31,	2.80	668,158	3.90	698,753	2.00	798,262

As of December 31, 2023, the Company had unrecognized share-based compensation expenses related to options and RSUs of $1.6 million, which is expected to be recognized over a weighted average period of approximately 2.2 years.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - REVENUES

	For the year ended December 31,
	2023	2022	2021
	U.S. dollars (in thousands)

Turnkey contracts	31,001	29,729	29,882
Games	1,977	1,709	1,994
Total royalties	32,978	31,438	31,876
Development and other services from Aspire	-	767	1,617
Development and other services from NPI (See also Note 10)	4,349	5,651	7,578
Development and other services from Michigan Joint Operation (See also Note 10)	1,498	1,449	1,433
Total Development and other services	5,847	7,867	10,628
Access to IP rights (Caesars)*	18,155	14,293	7,959
Total Lottery revenues	56,980	53,598	50,463
Core	56,728	80,475	-
Games	43,879	18,265	-
Sports	33,951	13,360	-
Total Aspire revenues	134,558	112,100	-
Total Revenues	191,538	165,698	50,463

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

NOTE 19 – SEGMENTS

	For the year ended December 31, 2023
	Lottery	Core	Games	Sports	Eliminations	Total
	U.S. dollars (in thousands)

Revenues	56,980	56,728	43,879	33,951	-	191,538
Revenues (inter-segment)	2,585	-	13,043	578	(16,206)	-
Total Revenues	59,565	56,728	56,922	34,529	(16,206)	191,538

The Company’ share in profit of Joint Venture and associates	36,340	994	-	-	-	37,334
Segment results	45,051	6,439	7,547	7,562	-	66,599

Depreciation and amortization	18,299	27,729	6,406	3,506	-	55,940

Other unallocated expenses:
Finance expenses						24,778
Loss before income taxes						(14,119)

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – SEGMENTS (Cont.)

	For the year ended December 31, 2022
	Lottery	Core	Games	Sports	Eliminations	Total
	U.S. dollars (in thousands)

Revenues	53,598	80,475	18,265	13,360	-	165,698
Revenues (inter-segment)	988	-	5,876	369	(7,233)	-
Total Revenues	54,586	80,475	24,141	13,729	(7,233)	165,698

The Company’ share in profit of Joint Venture and associate	21,585	525	-	-	-	22,110
Segment results	18,660	6,695	5,785	2,157	-	33,297

Depreciation and amortization	16,888	14,058	2,956	1,709	-	35,611

Other unallocated expenses:
Finance expenses, net						12,238
Interest expenses with respect to funding from related parties						2,867
Loss before income taxes						(17,419)

	As of December 31, 2023
	Lottery	Core	Games	Sports	Total
	U.S. dollars (in thousands)

Trade Name	-	6,614	-	1,327	7,941
Customer relationship	-	6,979	19,119	8,611	34,709
Capitalized development costs and technology acquired	31,919	57,563	13,587	9,898	112,967
Goodwill	-	72,435	79,990	34,710	187,135
Total	31,919	143,591	112,696	54,546	342,752

	As of December 31, 2022
	Lottery	Core	Games	Sports	Total
	U.S. dollars (in thousands)

Trade Name	-	7,545	-	1,479	9,024
Customer relationship	-	21,412	21,290	9,824	52,526
Capitalized development costs and technology acquired	26,752	55,998	13,557	8,490	104,797
Goodwill	-	70,185	76,970	33,711	180,866
Total	26,752	155,140	111,817	53,504	347,213

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – SEGMENTS (Cont.)

Revenues by geography:

	For the year ended December 31, 2023	For the year ended December 31, 2022
	U.S. dollars (in million)	U.S. dollars (in million)

United States	47.7	43.2
UK and Ireland	50.3	65.1
Nordics	1.8	3.3
Rest of Europe	43.3	31.7
Rest of World	48.4	22.4
	191.5	165.7

NOTE 20 - DISTRIBUTION EXPENSES

	For the year ended December 31,
	2023	2022	2021
	U.S. dollars (in thousands)

Royalties (partners)	10,608	53,079	-
Third-party games	47,806	15,831	-
Processing fees	12,463	10,254	4,341
Gaming duties net of partners share (which offset the royalties expenses mentioned above)	5,379	4,913	-
Third party technological support	7,023	4,711	-
Labor and related	8,994	4,694	1,502
Call center	630	734	992
Other	3,594	3,363	3,054
	96,497	97,579	9,889

NOTE 21 - GENERAL AND ADMINISTRATIVE EXPENSES

	For the year ended 31 December
	2023	2022	2021
	U.S. dollars (in thousands)

Labor and related	11,945	9,304	5,209
Professional fees	11,989	6,915	3,476
Directors and officers insurance	2,548	2,473	1,370
Rent and related	1,188	1,085	454
Office refreshments and related	1,841	1,209	632
Other	4,033	2,320	1,159
	33,544	23,306	12,300

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 - OTHER FINANCE EXPENSES

	For the year ended 31 December
	2023	2022	2021
	U.S. dollars (in thousands)

Finance expenses:
Interest on financial institutions loans	21,435	8,303	-
Currency exchange rate differences, net	1,515	1,814	637
Interest on lease liabilities	486	540	786
Bank charges	482	268	46
Interest, mainly on contingent consideration on business combination (Note 14)	148	535	32
Loss on derivatives	712	778	-
	24,778	12,238	1,501

NOTE 23 – TAXATION

A.	Tax rates applicable to the Group significant tax jurisdictions

Luxemburg: The Company is tax registered in Luxemburg and is subject to the Luxemburg corporation tax at 24.94% in 2019 thereafter on profits derived from activities carried out in Luxemburg. The estimated carry forward losses as of December 31, 2022 was $77 million, the Company has not recorded relating deferred income taxes asset as its recoverability was not more likely than not. All the Company’s tax years are subject to examination.

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

Other Israeli subsidiaries are subject to Israeli corporate tax rate of 23% in 2022 thereafter. Considering the statute of limitation, Aspire Global Marketing Solutions Ltd 2018's tax year and NGS 2017’s tax year are final and the following tax years are subject to examination.

USA: Group US subsidiaries, Joint Venture and Joint Operator are subject to US federal income taxes rate of 21% as well as certain states income taxes rates. All Group US subsidiaries tax years are subject to examination.

Malta: Group Maltese subsidiaries are subject to a corporate tax rate in Malta of 35%. According to the Maltese tax regime, however, a certain portion of the Maltese tax payable amounts is refundable upon meeting certain criteria defined under the Maltese tax ordinance inter alia for dividend distributions. Aspire Maltese subsidiaries filed a consolidated tax return.

The Company’s other subsidiaries are subject to different corporate tax rates.

B.	Income taxes expenses included in the statements of net income (loss)

	For the year ended December 31,
	2023	2022	2021
	U.S. dollars (in thousands)

Current taxes	4,481	3,555	2,121
Deferred taxes	(323)	(2,013)	(1,628)
Taxes with respect to previous years	-	4	(168)
	4,158	1,546	325

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 – TAXATION (Cont.)

C. Deferred taxes

	Intangible assets and other	Employee benefits	Total
	U.S. dollars (in thousands)
January 1, 2021	-	211	211
Changes during 2021	1,722	(94)	1,628
December 31, 2021	1,722	117	1,839
Business combination	(20,685)	-	(20,685)
Changes during 2022	1,673	340	2,013
Foreign operations financial statements translation adjustments	(430)	-	(430)
December 31, 2022	(17,720)	457	(17,263)
Changes during 2023	175	148	323
December 31, 2023	(17,545)	605	(16,940)

D.	Reconciliation of the theoretical income taxes expenses (benefit) to the actual income taxes expenses (benefit):

Reconciliation between the theoretical income taxes expenses (benefit), assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual income taxes expenses as reported in the statements of operations is as follows:

	For the year ended December 31,
	2023	2022	2021
	U.S. dollars (in thousands)

Profit (loss) before income taxes expenses (benefit)	(14,119)	(17,419)	4,977
The Company's statutory tax rate	25%	25%	25%
Theoretical income taxes expenses (benefit) on the above amount at the Company's tax rate	(3,530)	(4,355)	1,244

Non-deductible expenses	9,012	8,295	2,090
Losses in respect of which no deferred taxes were recorded	-	-	1,616
Recognition of deferred taxes during the year, with respect to prior years temporary differences	-	(1,837)	(2,769)
Taxable income and other temporary differences accounted for in lower tax rates	(1,324)	(561)	(1,688)
Current income taxes with respect to previous years	-	4	(168)

	4,158	1,546	325

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

Following Aspire Business Combination, as of December 31, 2023 and 2022, the Group had one processor 11% balance and one processor 11% balance exceeding 10% of total consolidated trade receivables, respectively. Further revenues from Michigan Joint Operations (see Note 10B) in 2023 and 2022 reflects 14% and 13% of the consolidated revenues (exceeded 10% of consolidated revenues in 2021 as well).

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

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont.)

The table below summarizes the balances of the Group's financial instruments, by currency, as of December 31, 2023, in U.S. dollars (in thousands):

	USD	EUR	NIS	CZK	GBP	Other	Total

Financial assets
Cash and cash equivalents	6,479	11,967	1,660	3,077	3,146	2,690	29,019
Restricted Cash	340	83	11	-	11	31	476
Other Receivables	13	2,210	145	-	-	-	2,368
Restricted deposits - Joint Venture	2,075	5,991	-	-	-	1,888	9,954
Trade receivables	3,291	21,416	-	2,407	10,184	6,116	43,414
Due from the Michigan Joint Operation and NPI	5,894	-	-	-	-	-	5,894
Income tax receivable	-	-	113	-	-	170	283

Total financial assets	18,092	41,667	1,929	5,484	13,341	10,895	91,408
Financial liabilities
Trade and other payables	(7,498)	(8,305)	(628)	(2,659)	(1,036)	(317)	(20,443)
Lease liabilities	-	(493)	(8,023)	-	(28)	(290)	(8,834)
Employees' related payables and accruals	(53)	(3,547)	(4,925)	-	(67)	(1,274)	(9,866)
Liability with respect to Caesars' IP option	(3,450)	-	-	-	-	-	(3,450)
Loans from a financial institution, net	-	(217,969)	-	-	-	-	(217,969)
Accrued severance pay, net	-	(563)	(439)	-	-	-	(1,002)
Deferred taxes	-	(17,979)	-	-	-	-	(17,979)
Royalty payable	-	(12,054)	-	-	(1,274)	-	(13,328)
Income tax payable	(2,006)	(705)	(3,548)	(329)	-	(113)	(6,701)
Gaming tax payables	-	(7,520)	-	-	-	-	(7,520)
Client liabilities	(37)	(2,664)	-	-	(2,295)	(787)	(5,783)
Total financial liabilities	(13,044)	(271,799)	(17,563)	(2,988)	(4,700)	(2,781)	(312,875)
Net	5,048	(230,132)	(15,634)	2,496	8,641	8,114	(221,467)

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont.)

The table below summarizes the balances of the Group's financial instruments, by currency, as of December 31, 2022, in U.S. dollars (in thousands):

	USD	EUR	NIS	CZK	GBP	Other	Total

Financial assets
Cash and cash equivalents	4,420	13,321	1,979	919	15,292	5,248	41,179
Restricted Cash	330	107	14	-	11	27	489
Other Receivables	32	1,934	436	-	124	407	2,933
Restricted deposits - Joint Venture	2,075	327	-	-	-	1,845	4,247
Trade receivables	3,482	20,731	-	4,636	5,029	4,369	38,247
Due from the Michigan Joint Operation and NPI	3,768	-	-	-	-	-	3,768
Income tax receivable	-	393	143	-	-	-	536

Total financial assets	14,107	36,813	2,572	5,555	20,456	11,896	91,399
Financial liabilities
Trade and other payables	(3,312)	(5,306)	(1,077)	(2,552)	(2,722)	(1,073)	(16,042)
Lease liabilities	-	(54)	(7,739)	-	(97)	(83)	(7,973)
Employees' related payables and accruals	-	(2,871)	(3,749)	-	-	(642)	(7,262)
Liability with respect to Caesars' IP option	(3,450)	-	-	-	-	-	(3,450)
Loans from a financial institution, net	-	(209,287)	-	-	-	-	(209,287)
Accrued severance pay, net	-	(518)	(515)	-	-	-	(1,033)
Deferred taxes	-	(19,714)	-	-	-	-	(19,714)
Royalty payable	-	(10,838)	-	-	-	-	(10,838)
Income tax payable	(1,321)	(1,978)	(1,471)	(365)	-	(16)	(5,151)
Gaming tax payables	-	(1,439)	-	-	(8,694)	-	(10,133)
Client liabilities	(20)	(1,190)	-	-	(3,172)	(2,545)	(6,927)
Total financial liabilities	(8,103)	(253,195)	(14,551)	(2,917)	(14,685)	(4,359)	(297,810)
Net	6,004	(216,382)	(11,979)	2,638	5,771	7,537	(206,411)

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

The following table details the contractual maturity analysis of the Company’s financial liabilities and interest to be incurred (representing undiscounted contractual cash-flows):

	As of December 31, 2023
	In 3 months	Between 3 months and 1 year	More than 1 year	Total
	U.S. dollars (in thousands)
Loans and interest	3,103	9,413	224,881	237,397
Lease liabilities	-	1,864	6,970	8,834
Trade and other payables	20,443	-	-	20,443
Royalty payables	13,328	-	-	13,328
Client liabilities	5,783	-	-	5,783
Total	42,657	11,277	231,851	285,785

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 – SUBSIDIARIES AND ASSOCIATES

Details of the Group’s subsidiaries, associates and branches as at the end of 2023 are set out below:

Name	Country of incorporation	Proportion of voting rights and ordinary share capital held	Nature of business
NeoGames S.A.	Luxemburg	100%	Parent entity
NeoGames Connect s.a.r.l.	Luxemburg	100%	Holding company
Neogames Systems Ltd.	Israel	100%	Intellectual property owner as well as Israel employer
Neogames US LLP	United States	100%	North America distributer
NG Connect Ltd	Malta	100%	Holding company
NG Malta Branch	Malta	100%	Dormant
NeoGames Solutions LLC	United States	100%	North America Licensor
Neogames S.R.O	Czech Republic	100%	Czech Republic licensor
Neogames Ukraine	Ukraine	100%	Provides development services to Neogames Systems Ltd.
NeoPollard Interactive LLC	United States	50%	See Note 1
Aspire Global International Limited	Malta	100%	Maltese-licensed B2C trading company
AG Software Ltd	Malta	100%	Maltese-licensed B2B trading company
Aspire Global Marketing Solutions Ltd	Israel	100%	Provides certain marketing support and development services to Aspire Global Plc.

NEOGAMES S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 – SUBSIDIARIES AND ASSOCIATES (Cont.)

Name	Country of incorporation	Proportion of voting rights and ordinary share capital held	Nature of business
AG Communications Limited	Malta	100%	B2B trading company holding B2C licenses in Denmark and United Kingdom
AG 7 Limited	Malta	100%	B2B trading company
Utopia Management Group Ltd	British Virgin Islands	100%	Provides certain marketing and acquisition services
ASG Technologies Ltd	British Virgin Islands	100%	Acts as a nominee with respect to the registration of certain domains owned by the Group
Aspire Global Ukraine	Ukraine	100%	Provides customer support and development services to Aspire Global Plc.
Novogoma Ltd	Malta	83%	Dormant
Neolotto Ltd	Malta	37.6%	Dormant
Minotauro Media Limited	Ireland	30%	Engaged in the business of marketing and promoting online gaming services via its domain names
Marketplay Ltd*	Malta	49.9%	Engaged in the business of marketing and promoting online gaming services via its domain names
NEG Group Limited	Malta	25%	Dormant
Vips Holdings	Malta	13%	Dormant
GMS Entertainment Limited (“GMS”)	Isle of man	100%	Engaged in developing and licensing real money gaming games and systems in global regulated markets
BtoBet Limited	Gibraltar	100%	Engaged in developing and licensing real money sports betting and systems in global regulated markets
Cylnelish, Sociedad, Limitda	Spain	100%	Provides certain marketing support services to Aspire Global Plc.
Aspire Global US Inc.	USA	100%	US Trading company
BNG Investment Group Ltd.,**	British Virgin Islands	25%	Engaged in developing and licensing real money bingo games and systems in global regulated markets
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

In 2023 and 2022, the Group recognized its share of Market Play Limited’s profit of €0.7 million and €0.6 million, respectively.

**On December 10, 2021, Aspire signed an agreement to acquire 25% of bingo supplier END 2 END for $1.75 million in cash with an option to acquire all of the shares exercisable after three to five years. This provides Aspire with access to a real omni channel technology and a proprietary offering in one of the biggest verticals in the iGaming industry.

NeoPollard Interactive LLC

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

INDEPENDENT AUDITORS' REPORT

To the Members of NeoPollard Interactive LLC

Opinion
We have audited the financial statements of NeoPollard Interactive LLC (“Company”), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of comprehensive income, changes in members' deficit and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

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

/s/ Ziv Haft
Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

April 19, 2024
Tel Aviv, Israel

NeoPollard Interactive LLC
BALANCE SHEETS AS OF DECEMBER 31

		2023	2022
	Note	U.S. dollars (in thousands)
ASSETS

CURRENT ASSETS
Cash and cash equivalents		14	7
Restricted cash	3	19,877	11,838
Trade receivables	6	18,585	13,329
Other receivables and prepaid expenses		748	637
		39,224	25,811
NON-CURRENT ASSETS
Property and equipment, net	4	876	1,004
Right of use asset		96	275
		972	1,279

TOTAL ASSETS		40,196	27,090

NeoPollard Interactive LLC
BALANCE SHEETS AS OF DECEMBER 31

		2023	2022
	Note	U.S. dollars (in thousands)
LIABILITIES AND DEFICIT

CURRENT LIABILITIES

Trade payables and other liabilities		7,472	5,787
Due to related companies	5	11,284	7,927
Deferred revenues		352	428
Lease liabilities		101	184
Due to lotteries	3	19,877	11,838
Accrued payroll and benefits		687	480
		39,773	26,644
NON-CURRENT LIABILITIES
Deferred revenues		1,671	2,030
Lease liabilities		-	101
		1,671	2,131

MEMBERS’ DEFICIT		(1,248)	(1,685)

TOTAL LIABILITIES AND MEMBERS' DEFICIT		40,196	27,090

April 19, 2024

Moti Malul, Manager	Doug Pollard, Manager

NeoPollard Interactive LLC
STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
		2023	2022
	Note	U.S. dollars (in thousands)
Revenues	6	118,790	84,533

Distribution expenses	7	59,815	49,093
Selling, general and administrative expenses		759	1,044
Depreciation	4	308	340

Net income and comprehensive income		57,908	34,056

NeoPollard Interactive LLC
STATEMENTS OF CHANGES IN MEMBERS' (DEFICIT)

Total members' deficit
U.S. dollars (in thousands)

Balance as of January 1, 2022	(2,110)

Comprehensive income	34,056
Distributions	(33,631)

Balance as of December 31, 2022	(1,685)

Comprehensive income	57,908
Distributions	(57,471)

Balance as of December 31, 2023	(1,248)

NeoPollard Interactive LLC
STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2023	2022
	U.S. dollars (in thousands)
Cash flows from operating activities:
Net income for the year	57,908	34,056

Adjustments for:
Depreciation	308	340
Decrease (increase) in trade receivables	(5,256)	144
Decrease (increase) in other receivables and prepaid expenses	(111)	29
Decrease in deferred revenues	(435)	(540)
Increase (Decrease) in due to related companies	3,357	(982)
Increase in trade payables and other liabilities	1,680	748
Increase in due to lotteries	8,039	2,764
Increase in accrued payroll and benefits	207	50
	7,789	2,553
Net cash generated from operating activities	65,697	36,609

Cash flows from investing activities:
Purchase of property and equipment	(180)	(295)
Net cash used in investing activities	(180)	(295)

Cash flows from financing activities:
Members' distributions	(57,471)	(33,631)
Net cash used in financing activities	(57,471)	(33,631)

Net increase in cash, cash equivalents and restricted cash	8,046	2,683
Cash, cash equivalents and restricted cash at the beginning of the year	11,845	9,162
Cash, cash equivalents and restricted cash at the end of the year	19,891	11,845

NeoPollard Interactive LLC
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - GENERAL

NeoPollard Interactive LLC (the "Company"), was incorporated in Delaware, United States of America (“U.S.”) on March 6, 2014, as a limited liability company.

The Company is 50% owned by Pollard Holdings Inc. ("PH" or “Pollard”), which is wholly owned by a publicly Toronto Stock Exchange (“TSX”) traded Canadian corporation - Pollard Banknote Limited ("PBL"), a leading lottery partner to more than 60 lotteries worldwide, and 50% by NeoGames US LLP ("NUL"), which is wholly owned by a publicly NASDAQ traded company - NeoGames S.A. ("Neogames"), a leading global technology provider (PH and NUL - the "Members"). The Company was established to provide iLottery services for North American lotteries and has the following clients : Virginia State Lottery (“VAL”) through October 2026, New Hampshire Lottery (“NHL”) through June 2025, North Carolina Education Lottery (“NCEL”) through June 2026 and Alberta Gaming, Liquor and Cannabis Commission ("AGLC") through March 2028. These certain contract end dates assume no exercise extensions which are at the lottery discretion.

In addition, in October 2023 NeoPollard Interactive was awarded a new contract for the West Virginia Lottery to provide a turn-key iLottery system, including a fully integrated omnichannel Player Loyalty Program and full-featured mobile application. The initial contract period is ten years, with an optional one-year renewal and is expected to launch in the fourth quarter of 2024.

On January 10, 2023, the Company entered into a formal Limited Liability Company Agreement with Pollard and NeoGames which, among other terms, provide the members the option to pursue future iLottery opportunities in the North American market either in partnership by the Company or independently.

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

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are recognized in the statements of comprehensive income.

The Company evaluates the need to record an impairment of the carrying amount of property and equipment whenever events or changes in the circumstances indicate that the carrying amount is not recoverable. If the carrying amount of the assets exceeds their expected undiscounted cash flows to be generated from them, the assets are reduced to their fair value amounts. Impairment losses are recognized in the statements of comprehensive income.

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

In instances of revenue split arrangements where the Company is the principal in the transaction, provides a comprehensive solution., controls and is accountable for the third-party games and the relating commercial terms with the third-party games' vendors, revenue is recognized on a gross basis and the third-

NeoPollard Interactive LLC
NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

party revenue portion related to the sale is recognized within distribution expenses as third-party content. In most arrangements, the Company is the principal while in cases (if any) where the Company acts as an agent between the customer and the vendor, revenue should be recognized net of costs.

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

NeoPollard Interactive LLC
NOTES TO THE FINANCIAL STATEMENTS

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

NOTE 4 - PROPERTY AND EQUIPMENT, NET

	Computer equipment	Leasehold improvements	Office furniture and equipment	Total

Cost:
Balance as of January 1, 2023	2,821	26	5	2,852
Reclassification	133	-	-	133
Additions during the year	180	-	-	180
	3,134	26	5	3,165

Accumulated depreciation:
Balance as of January 1, 2023	(1,837)	(9)	(2)	(1,848)
Reclassification	(133)	-	-	(133)
Depreciation during the year	(304)	(2)	(2)	(308)
	(2,274)	(11)	(4)	(2,289)
Net Book Value:
As of December 31, 2023	860	15	1	876
As of December 31, 2022	984	17	3	1,004

NeoPollard Interactive LLC
NOTES TO THE FINANCIAL STATEMENTS

NOTE 5 - RELATED PARTY TRANSACTIONS

Since its incorporation, the Company has engaged both of its Members for the provisioning of services which were required to support its ongoing operations in the areas of technology support, CRM, account management and a number of corporate functions such as finance, legal and HR.

In the reported periods the Company received certain services from related companies:

	For the year ended December 31,
	2023	2022
	U.S. dollars (in thousands)

Marketing and security services - Neogames	258	473
Royalties - Neogames	7,430	4,805
Technical support - Neogames	4,717	5,846
Technical support - Pollard	2,724	2,446
Labor and benefits - Neogames	543	452
Labor and benefits - Pollard	7,653	6,009
Other - Pollard	66	40
Other - Neogames	2,647	1,521
Games content - Neogames	2,660	1,240
	28,698	22,832

Balances with respect to the above-described services:

	As of December 31,
	2023	2022
	U.S. dollars (in thousands)

Due to Neogames	5,531	3,055
Due to Pollard	5,753	4,872
	11,284	7,927

NOTE 6 - SIGNIFICANT CLIENTS

For the year ended December 31, 2023, the Company's four clients A, B, C and D accounted for approximately 10%, 21%, 38% and 31% of its total revenue, respectively. For the year ended December 31, 2022, the Company's four clients A, B, C and D accounted for approximately 11%, 20%, 33% and 36% of its total revenue, respectively.

As of December 31, 2023, clients A, B, C and D accounted for approximately 13, 12%, 54% and 21%, of its trade receivables balances, respectively. As of December 31, 2022, the Company's clients B, C and D each accounted for more than 10% of its trade receivables balances, accounting for approximately 13% and 54% and 25%, respectively.

NeoPollard Interactive LLC
NOTES TO THE FINANCIAL STATEMENTS

NOTE 7 - DISTRIBUTION EXPENSES

	For the year ended December 31,
	2023	2022
	U.S. dollars (in thousands)

Labor and benefits	8,421	6,530
Call center	1,298	1,229
Processing fees	14,097	9,780
Third-party content	16,377	13,902
Technical support	7,441	8,292
Other	12,181	9,360
	59,815	49,093